As filed with the Securities and Exchange Commission on May 1, 2017
Registration No. 333-215802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

SPECIAL DIVERSIFIED OPPORTUNITIES INC.
(Exact Name of Registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	9995 (Primary Standard Industrial Classification Code Number)	56-1581761 (IRS Employer Identification Number)
1521 Concord Pike, Suite 301
Wilmington, Delaware 19803
(302) 824-7062
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Kevin J. Bratton
Chief Financial Officer
Special Diversified Opportunities Inc.
1521 Concord Pike, Suite 301
Wilmington, Delaware 19803
(302) 824-7062
(Name, address, including zip code and telephone number, including area code of agent for service)

Copies to:
Justin W. Chairman
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
(215) 963-5061
Approximate date of commencement of proposed sale of the securities to the public: As promptly as practicable after this Registration Statement becomes effective and upon consummation of the acquisition described herein.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒ Emerging Growth Company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)   ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)   ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Class A Common Stock, $0.01 par value	843,505	Not applicable	$19,400,615	$2,248.54
Class B Common Stock, $0.01 par value	843,505	Not applicable	$19,400,615	$2,248.54

(1)
Represents the maximum number of shares of Class A Common Stock, $0.01 par value per share, and Class B Common Stock, $0.01 par value per share, of Special Diversified Opportunities Inc., a Delaware corporation, or SDOI, issuable to holders of existing Common Stock, $0.01 par value per share, of SDOI. The number of shares of SDOI Class A Common Stock and Class B Common Stock to be registered is based on the estimated number of shares of SDOI Class A Common Stock and Class B Common Stock that are expected to be issued pursuant to the Fifth Amended and Restated Certificate of Incorporation of SDOI, assuming an exchange ratio of one share of SDOI Class A Common Stock for each 25 shares of existing SDOI Common Stock and a dividend of one share of SDOI Class B Common Stock for each one share of SDOI Class A Common Stock outstanding immediately following the completion of the contribution and exchange transaction. In the event the number of shares of SDOI Class A Common Stock and Class B Common Stock to be issued is increased after the date of this registration statement, the Registrant will file a registration statement pursuant to Rule 462(b) or Rule 429 of the Securities Act, as applicable, to reflect the increase in the number of shares of the Registrant’s Common Stock to be issued.

(2)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f) of the Securities Act of 1933, as amended, based upon the average of the bid and asked price of shares of SDOI Common Stock on the QTCQB on January 25, 2017 of  $0.92 and assuming an exchange ratio of one share of SDOI Class A Common Stock for each 25 shares of existing SDOI Common Stock and a dividend of one share of SDOI Class B Common Stock for each one share of SDOI Class A Common Stock outstanding immediately folowing the completion of the contribution and exchange transaction.

(3)
Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $115.90 per $1,000,000 of the proposed maximum aggregate offering price. $4,497.08 was previously paid in connection with the initial filing of the registration statement on Form S-4, filed on January 27, 2017.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation or sale is not permitted.
Subject to Completion, Dated May 1, 2017
PRELIMINARY

PROSPECTUS
and
PROXY STATEMENT
of
SPECIAL DIVERSIFIED OPPORTUNITIES INC.
Special Meeting of Stockholders
to be held on May 30, 2017

Special Diversified Opportunities Inc., or SDOI or the Company, is using this Proxy Statement and Prospectus, or the proxy statement/prospectus, to solicit proxies on behalf of SDOI from SDOI stockholders in connection with the special meeting of stockholders of SDOI to be held on May 30, 2017, or the Special Meeting. At the Special Meeting, stockholders will be asked to: (1) approve the adoption of the Fifth Amended and Restated Certificate of Incorporation of SDOI (comprising eight separate proposals, each a Charter Amendment Proposal and together the Charter Amendment Proposals), (2) approve the proposal to adjourn or postpone the Special Meeting, if necessary and (3) approve any other matters that may properly be brought before the Special Meeting and at any adjournments or postponements thereof. Each of the Charter Amendment Proposals is dependent on the others, and none of them will be implemented unless they are all approved at the Special Meeting.
The proposals on which the stockholders are being asked to vote are as follows:
1A.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to change the name of the Company to “Standard Diversified Opportunities Inc.”;
1B.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to increase the number of authorized shares of SDOI’s Common Stock, $0.01 par value per share, from 50,000,000 to 330,000,000, of which 300,000,000 shall be a class of Common Stock designated as “Class A Common Stock” and 30,000,000 shall be a class of Common Stock designated as “Class B Common Stock,” which classes shall be identical except that (i) each share of Class B Common Stock shall entitle its holder of record to 10 votes per share and (ii) the shares of Class B Common Stock shall be convertible into shares of Class A Common Stock automatically upon the transfer of such shares of Class B Common Stock, with certain exceptions, or upon the affirmative vote of holders of two-thirds of the then-outstanding shares of Class B Common Stock or voluntarily by the holder of such shares of Class B Common Stock;
1C.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to increase the number of authorized shares of SDOI’s preferred stock, $0.01 par value per share, from 19,664,362 to 500,000,000, all of which shall be designated as blank check preferred stock;
1D.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to cause the re-classification of SDOI’s current Common Stock issued and outstanding or held as treasury stock, such that every 25 shares of such current Common Stock shall be reclassified as, and shall become, one fully paid and nonassessable share of Class A Common Stock;
1E.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to require that, for a period of 18 months from the effective time of the filing of the Fifth Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware, any merger, consolidation, share exchange or similar transaction as a result of which Standard General L.P. and its affiliates, individually or in the aggregate, would own ninety-five percent (95%) or more of the issued and outstanding shares of the Class B Common Stock and Class A Common Stock of SDOI, shall require the approval of the holders of a majority of the shares of Class A Common Stock held by stockholders of the Company other than Standard General L.P. and its affiliates, and that for such 18-month period, any amendment to such requirement would require the approval of the holders of a majority of the shares of Class A Common Stock held by the stockholders of the Company other than Standard General L.P. and its affiliates;
1F.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to permit the stockholders to act by written consent of a majority of the total votes eligible to be cast at a duly constituted meeting;
1G.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to allow for a special meeting of the stockholders to be called by (i) the majority of the board of directors, (ii) the chairman of the board of directors, (iii) the president of the Company, without approval of the disinterested directors if at such time the meeting is called there is a stockholder or affiliate of such stockholder that beneficially owns at least 15% of the voting power of the Company’s stock, or (iv) stockholders holding a majority of the total votes eligible to be cast by the stockholders;
1H.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to restrict certain persons and entities from owning more than 14.9% of any class of capital stock of SDOI;
2.   A proposal to adjourn or postpone the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve any of Proposals #1A through #1H, or the Charter Amendment Proposals, or the Proposal to Adjourn or Postpone the Special Meeting; and
3.   Any other matters which may properly be brought before the Special Meeting and at any adjournments or postponements thereof.

The Charter Amendment Proposals are being made pursuant to SDOI’s obligations under that certain Contribution and Exchange Agreement, dated as of November 25, 2016, as amended by the amendment dated January 25, 2017 and the Amendment dated April 5, 2017, or the Exchange Agreement, by and among SDOI, Standard General Master Fund L.P., a Cayman Islands limited partnership, or SG Master Fund, P Standard General Ltd., a British Virgin Islands company, or PSG, and Standard General Focus Fund L.P., a Delaware limited partnership, or SG Focus Fund and together with SG Master Fund and PSG, the SG Parties, pursuant to which the SG Parties shall contribute, or cause to be contributed, to SDOI approximately 9,842,373 shares of the voting Common Stock of Turning Point Brands, Inc., or Turning Point, or the Turning Point Contributed Shares, in exchange for a number of newly issued shares of Class A Common Stock of SDOI based on an exchange ratio, which we refer to as the Exchange Ratio, calculated as of the closing of the transactions contemplated by the Exchange Agreement, equal to the lesser of  (i) the 30-calendar day trailing volume-weighted average price, or VWAP, of the Turning Point Common Stock divided by the 30-calendar day trailing VWAP of the SDOI Common Stock (as adjusted to reflect the reclassification of the SDOI Common Stock pursuant to the Fifth Amended and Restated Certificate of Incorporation of SDOI) and (ii) the 30-calendar day trailing VWAP of the Turning Point Common Stock divided by the pro forma book value per share of SDOI. Upon completion of the Contribution and Exchange, Turning Point will be deemed our predecessor as defined by federal securities laws.
We refer to this exchange of shares pursuant to the Exchange Agreement as the Contribution and Exchange.
The Exchange Agreement provides that our board of directors will declare a dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock, with the record date for such dividend to be set as of a date that immediately follows the completion of the Contribution and Exchange. Following the distribution of such dividend, the SG Parties will deliver a written consent to adopt and approve a further amendment and restatement of the Fifth Amended and Restated Certificate of Incorporation in the form of the Sixth Amended and Restated Certificate of Incorporation of the Company attached as Exhibit C to the First Amendment to Contribution and Exchange Agreement (attached to this proxy statement/prospectus as Exhibit 2.2), which we refer to as the Sixth Amended and Restated Certificate of Incorporation.
Approval of the Charter Amendment Proposals is a condition to completing the Contribution and Exchange, and thus SDOI and the SG Parties cannot complete the Contribution and Exchange unless the stockholders of SDOI approve the Charter Amendment Proposals. If approved by the SDOI stockholders, the Fifth Amended and Restated Certificate of Incorporation will be filed and become effective prior to the closing of the Contribution and Exchange. Unless all of the Charter Amendment Proposals are approved, none will be implemented.
This proxy statement/prospectus also constitutes the prospectus of SDOI under the Securities Act of 1933, as amended, for the offering of shares of SDOI Class A Common Stock and shares of Class B Common Stock being issued to current SDOI stockholders as part of the Contribution and Exchange. This proxy statement/prospectus does not cover shares of Class A Common Stock to be issued in exchange for the Turning Point Contributed Shares pursuant to the Exchange Agreement, nor does it cover the shares of Class B Common Stock to be issued with respect to such shares. In addition, this prospectus does not cover resales of shares of Class A Common Stock or Class B Common Stock issued in connection with the Contribution and Exchange, and no person is authorized to use this prospectus in connection with any resale.

The above matters are discussed in detail in this proxy statement/prospectus. The proposed transaction is a complex transaction. The stockholders of SDOI are strongly urged to read and consider carefully this proxy statement/prospectus in its entirety.
See the section entitled “Risk Factors” beginning on page 18 for a discussion of risks associated with the proposed transaction.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of SDOI Common Stock to be issued in connection with the transaction or passed upon the accuracy or adequacy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is May 1, 2017.
This proxy statement/prospectus and the accompanying form of proxy for SDOI stockholders are first
being mailed or delivered to SDOI stockholders on or about            , 2017.

SDOI will provide you with copies of its filings with the Securities and Exchange Commission without charge, upon written or oral request to:
Special Diversified Opportunities Inc.
1521 Concord Pike, Suite 301
Wilmington, Delaware 19803
Attn: Chief Financial Officer
(302) 824-7062
In order for you to receive timely delivery of the documents in advance of the Special Meeting, SDOI should receive your request no later than May 16, 2017.

SPECIAL DIVERSIFIED OPPORTUNITIES INC.
1521 Concord Pike, Suite 301
Wilmington, Delaware 19803
           , 2017
Dear Stockholder:
You are cordially invited to attend the special meeting of stockholders of Special Diversified Opportunities Inc., or SDOI or the Company, which will be held at           beginning at             on May 30, 2017, or the Special Meeting.
This proxy statement/prospectus contains your official notice of the Special Meeting and includes information about the matters to be acted upon at the meeting. Officers and directors of SDOI will be on hand to review our operations and to answer questions and discuss matters that may properly arise.
On November 25, 2016, SDOI entered into a contribution and exchange agreement, as amended by the amendment dated January 25, 2017 and the amendment dated April 5, 2017, or the Exchange Agreement, with Standard General Master Fund L.P., P Standard General Ltd. and Standard General Focus Fund L.P. (Standard General Master Fund L.P., P Standard General Ltd. and Standard General Focus Fund L.P., known collectively as the SG Parties), pursuant to which the SG Parties agreed to, among other things, contribute, or cause to be contributed, to SDOI approximately 9,842,373 shares of the voting Common Stock, par value $0.01 per share, of Turning Point Brands, Inc., or Turning Point, or the Turning Point Contributed Shares, in exchange for a number of newly issued shares of Class A Common Stock of SDOI based on an exchange ratio, which we refer to as the Exchange Ratio, calculated as of the closing of the transactions contemplated by the Exchange Agreement, equal to the lesser of  (i) the 30-calendar day trailing volume-weighted average price, or VWAP, of the Turning Point Common Stock divided by the 30-calendar day trailing VWAP of the SDOI Common Stock (as adjusted to reflect the reclassification of the SDOI Common Stock pursuant to the Fifth Amended and Restated Certificate of Incorporation of SDOI) and (ii) the 30-calendar day trailing VWAP of the Turning Point Common Stock divided by the pro forma book value per share of SDOI. Upon completion of the Contribution and Exchange, Turning Point will be deemed our predecessor as defined by federal securities laws.
In connection with this exchange of shares, which we refer to as the Contribution and Exchange, the SDOI board of directors has approved an amendment and restatement of the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, or the Existing Charter, to, among other things, change the name of the company to “Standard Diversified Opportunities Inc.,” increase the number of authorized shares of the SDOI capital stock and reclassify the existing Common Stock, par value $0.01 per share, of SDOI into a new class of Common Stock, par value $0.01 per share, designated as “Class A Common Stock,” and authorize the issuance of an additional class of Common Stock, par value $0.01 per share, designated as “Class B Common Stock.” The proposed amendment and restatement of the Existing Charter also contains certain protective provisions. The proposals contained in this proxy statement/prospectus are being proposed to obtain shareholder approval of the Fifth Amended and Restated Certificate of Incorporation, or the Charter Amendment Proposals.
It is also a condition precedent to the closing of the Contribution and Exchange that our board of directors declares a dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock, with the record date for such dividend to be set as of a date that immediately follows the completion of the Contribution and Exchange. Following the distribution of the Dividend, the SG Parties will deliver a written consent to adopt and approve the Sixth Amended and Restated Certificate of Incorporation.
After careful consideration of a number of factors, which are described in the attached document, the SDOI board of directors has determined that the Exchange Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of SDOI and its stockholders. At the Special Meeting you will be presented with the Charter Amendment Proposals and will be asked to vote “FOR” each of the Charter Amendment Proposals. If there are insufficient votes to approve any of the Charter Amendment Proposals, you will be asked to vote to adjourn or postpone the Special Meeting to solicit additional proxies.

The Contribution and Exchange is conditioned upon each of the Charter Amendment Proposals receiving approval from the holders of a majority of the shares of Common Stock of SDOI outstanding and entitled to vote thereon, and will not occur without such approval. None of the Charter Amendment Proposals will be adopted unless each of them is approved.
The accompanying proxy statement/prospectus contains important information concerning the Charter Amendment Proposals and the Contribution and Exchange, along with specific information about the Special Meeting and how to cast your vote. We encourage you to read the accompanying proxy statement/prospectus and all attached Appendices in their entirety.
Your vote is very important. Whether or not you plan to attend the Special Meeting, please vote by proxy over the Internet, by telephone or by mailing the enclosed proxy card. If you attend the meeting, you may, if you wish, withdraw any proxy previously given and vote your shares in person.
Sincerely,
/s/ Kevin J. Bratton

Kevin J. Bratton
Chief Financial Officer and Corporate Secretary

SPECIAL DIVERSIFIED OPPORTUNITIES INC.
1521 Concord Pike, Suite 301
Wilmington, Delaware 19803
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Stockholders of Special Diversified Opportunities Inc.:
NOTICE IS HEREBY GIVEN that the special meeting of stockholders of Special Diversified Opportunities Inc., or SDOI or the Company, will be held at          beginning at             on May 30, 2017, or the Special Meeting. At the Special Meeting, stockholders will be asked to consider and vote upon:
1.   The proposals on which the stockholders are being asked to vote are as follows:
1A.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to change the name of the Company to “Standard Diversified Opportunities Inc.”;
1B.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to increase the number of authorized shares of SDOI’s Common Stock, $0.01 par value per share, from 50,000,000 to 330,000,000, of which 300,000,000 shall be a class of Common Stock designated as “Class A Common Stock” and 30,000,000 shall be a class of Common Stock designated as “Class B Common Stock,” which classes shall be identical except that (i) each share of Class B Common Stock shall entitle its holder of record to 10 votes per share and (ii) the shares of Class B Common Stock shall be convertible into shares of Class A Common Stock automatically upon the transfer of such shares of Class B Common Stock, with certain exceptions, or upon the affirmative vote of holders of two-thirds of the then-outstanding shares of Class B Common Stock or voluntarily by the holder of such shares of Class B Common Stock;
1C.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to increase the number of authorized shares of SDOI’s preferred stock, $0.01 par value per share, from 19,664,362 to 500,000,000, all of which shall be designated as blank check preferred stock;
1D.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to cause the re-classification of SDOI’s current Common Stock issued and outstanding or held as treasury stock, such that every 25 shares of such current Common Stock shall be reclassified as, and shall become, one fully paid and nonassessable share of Class A Common Stock;
1E.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to require that, for a period of 18 months from the effective time of the filing of the Fifth Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware, any merger, consolidation, share exchange or similar transaction as a result of which Standard General L.P. and its affiliates, individually or in the aggregate, would own ninety-five percent (95%) or more of the issued and outstanding shares of the Class B Common Stock and Class A Common Stock of SDOI, shall require the approval of the holders of a majority of the shares of Class A Common Stock held by stockholders of the Company other than Standard General L.P. and its affiliates, and that for such 18-month period, any amendment to such requirement would require the approval of the holders of a majority of the shares of Class A Common Stock held by the stockholders of the Company other than Standard General L.P. and its affiliates;
1F.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to permit the stockholders to act by written consent of a majority of the total votes eligible to be cast at a duly constituted meeting;
1G.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to allow for a special meeting of the stockholders to be called by (i) the majority of the board of directors, (ii) the chairman of the board of directors, (iii) the president of the Company, without approval of the disinterested directors if at such time the meeting is called there is a stockholder or affiliate of such stockholder that beneficially owns at least 15% of the voting power of the Company’s stock, or (iv) stockholders holding a majority of the total votes eligible to be cast by the stockholders;
1H.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to restrict certain persons and entities from owning more than 14.9% of any class of capital stock of SDOI;
2.   A proposal to adjourn or postpone the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve any of Proposals #1A through #1H, or the Charter Amendment Proposals, or the Proposal to Adjourn or Postpone the Special Meeting; and
3.   Any other matters which may properly be brought before the Special Meeting and at any adjournments or postponements thereof.
A copy of the Exchange Agreement is attached as Appendix A and a copy of the form of the Fifth Amended and Restated Certificate of Incorporation is attached as Appendix B. The Fifth Amended and Restated Certificate of Incorporation will not be filed or become effective unless all of the Charter Amendment Proposals are approved at the Special Meeting.
Our board of directors has fixed April 19, 2017 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting and any adjournment or postponement thereof. Only holders of record of shares of our Common Stock at the close of business on the record date are entitled to notice of, and to vote at, the Special Meeting. At the close of business on the record date, there were 21,037,640 shares of SDOI Common Stock outstanding and entitled to vote.
The proxy statement/prospectus accompanying this notice is deemed to be incorporated into and forms part of this notice. The accompanying proxy statement/prospectus, dated            , 2017 and proxy card for the Special Meeting are first being mailed to our stockholders on or about            , 2017.
Upon recommendation of the special committee of the board of directors, our board of directors has unanimously approved the adoption of the Fifth Amended and Restated Certificate of Incorporation. OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF EACH OF THE PROPOSALS LISTED ABOVE.
YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE POSTAGE-PREPAID ENVELOPE PROVIDED.
STOCKHOLDERS MAY ALSO VOTE VIA THE INTERNET OR BY USING A TOLL-FREE TELEPHONE NUMBER. INSTRUCTIONS ON HOW TO VOTE EITHER VIA THE INTERNET OR BY TELEPHONE ARE INCLUDED ON THE PROXY CARD. IF YOU RETURN YOUR PROXY CARD AND LATER ATTEND THE MEETING IN PERSON, YOU MAY REVOKE THE PROXY BEFORE IT IS EXERCISED AND VOTE IN PERSON IF YOU WISH.
Only stockholders and persons holding proxies from stockholders may attend the Special Meeting. If your shares are registered in your name, you should bring a form of photo identification to the Special Meeting. If your shares are held in the name of a broker, bank or other nominee, you should being a proxy or letter from that broker, bank or other nominee that confirms you are the beneficial owner of those shares, together with a form of photo identification. Cameras, recording devises and other electronic devices will not be permitted at the Special Meeting. All stockholders are cordially invited to attend the Special Meeting.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor: The Proxy Advisory Group, LLC, toll-free at 1-888-337-7699.
By Order of the Board of Directors,
/s/ Kevin J. Bratton

Kevin J. Bratton
Chief Financial Officer and Corporate Secretary

The Proxy Advisory Group, LLC
18 E. 41st Street
New York, New York 10017
TOLL-FREE 1-888-337-7699

Page
QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING	1
SUMMARY	9
The Parties	9
Comparative Data	10
The Contribution and Exchange and the Exchange Agreement	10
Approval of the Special Committee and SDOI’s Board of Directors; Reasons for the Contribution and Exchange	11
Determination of the SDOI Board of Directors and Recommendation to SDOI Stockholders	12
Opinion of Financial Advisor	13
Risk Factors	13
Post-Closing Ownership of the Company	13
Post-Closing Ownership of Turning Point	14
No Solicitation Covenant	14
Conditions to Completion of the Contribution and Exchange	14
Regulatory Approvals	15
Termination of the Exchange Agreement	15
Material United States Federal Income Tax Consequences of the Actions Contemplated under Proposals #1A, #1B, #1C and #1D and the Subsequent Dividend of One Share of Class B Common Stock for Each Outstanding Share of Class A Common Stock	15
Anticipated Accounting Treatment	15
No Appraisal Rights	15
Interests of Certain Stockholders, Directors, Officers and other Related Parties in the Contribution and Exchange	16
Expenses and Fees	16
Ancillary Agreements to be Entered into in Connection with the Contribution and Exchange	16
RISK FACTORS	18
Risks Relating to the Contribution and Exchange	18
Risks Relating to SDOI’s Business	20
Risks Relating to Turning Point’s Business	32
NOTE REGARDING FORWARD-LOOKING STATEMENTS	53
SDOI	53
Turning Point	54
SELECTED FINANCIAL INFORMATION	57
Selected Financial Information of SDOI	57
Selected Financial Information of Turning Point	59
THE SPECIAL MEETING	60
Date, Time and Place of the SDOI Special Meeting	60
Record Date and Outstanding Shares	60
Purpose of the SDOI Special Meeting	60
Voting of SDOI Proxies; Vote Required; Quorum; Revocation of Proxies	61
Solicitation of Proxies	61
THE CONTRIBUTION AND EXCHANGE	63
i

Page
The Parties	63
General Description of the Contribution and Exchange	63
Background of the Contribution and Exchange	64
Approval of the Special Committee and SDOI’s Board of Directors; Reasons for the Contribution and Exchange	69
Opinion of Financial Advisor	72
Interests of Certain Stockholders, Directors, Officers and other Related Parties in the Contribution and Exchange	77
Plans for SDOI and Turning Point after the Contribution and Exchange	78
Ownership of SDOI and Turning Point after the Contribution and Exchange	79
Effects on SDOI if the Contribution and Exchange is Not Consummated	79
Changes to the Rights of Our Stockholders	79
No Dissenters’ Rights of Appraisal	79
Regulatory Approvals Required for the Contribution and Exchange	79
Accounting Treatment	80
Material United States Federal Income Tax Consequences of the Actions Contemplated under Proposals #1A, #1B, #1C and #1D and the Subsequent Dividend of One Share of Class B Common Stock for Each Outstanding Share of Class A Common Stock	80
Fees and Expenses	83
Closing Date of the Contribution and Exchange	84
Ancillary Agreements to be Entered into in Connection with the Contribution and Exchange	84
Federal Securities Laws Consequences	84
THE EXCHANGE AGREEMENT	85
General	85
The Closing	85
Number of Shares of Our Common Stock to be Issued to the SG Parties Pursuant to the Exchange Agreement	85
Exchange of Shares of Our Class A Common Stock for Turning Point Common Stock	86
Approval of the Exchange Agreement	86
Representations and Warranties	86
Conduct of Business Pending the Contribution and Exchange	87
Efforts to Consummate the Contribution and Exchange and Other Covenants	88
Conditions Precedent to the Contribution and Exchange	90
No Survival of Representations and Warranties	91
Termination of the Exchange Agreement	91
Expenses and Fees	92
Amendment, Waiver and Assignment	93
Specific Performance	93
Governing Law	93
ANCILLARY AGREEMENTS TO BE ENTERED INTO IN CONNECTION WITH THE CONTRIBUTION AND EXCHANGE	94
SG Parties Registration Rights Agreement	94
Turning Point Registration Rights Agreement	95
CERTAIN INFORMATION CONCERNING THE BUSINESS OF SDOI	98

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING
Following are questions and related answers that address some of the questions you may have regarding the proposed amendment and restatement of the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, or the Charter Amendment Proposals, the Contribution and Exchange (as defined below) and related matters. These questions and answers may not contain all of the information relevant to you, do not purport to summarize all material information relating to the Fifth Amended and Restated Certificate of Incorporation (the subject of the Charter Amendment Proposals), the Contribution and Exchange and related matters or any of the other matters discussed in this proxy statement/prospectus, and are subject to, and are qualified in their entirety by, the more detailed information contained in or attached to this proxy statement/prospectus. Therefore, you should read carefully this entire proxy statement/prospectus, including the attached appendices and materials to which we refer you in order to fully understand the Fifth Amended and Restated Certificate of Incorporation, the Exchange Agreement (as defined below) and the transactions contemplated thereby.
Unless otherwise indicated in this proxy statement/prospectus or the context otherwise requires, throughout this proxy statement/prospectus we refer to Special Diversified Opportunities Inc. as “we,” “us,” “our,” “the Company” or “SDOI,” to Standard General Master Fund L.P. as “SG Master Fund,” P Standard General Ltd. as “PSG,” and Standard General Focus Fund L.P. as “SG Focus Fund” and together with SG Master Fund and PSG, collectively, as “SG Parties,” to Turning Point Brands, Inc. as “Turning Point,” to Interboro Holdings, Inc. as “Interboro,” to the Contribution and Exchange Agreement, dated as of November 25, 2016, by and among us and the SG Parties, as amended by the amendment dated January 25, 2017 and the amendment dated April 5, 2017, as the “Exchange Agreement” and to the contribution of the 9,842,373 shares of the voting Common Stock of Turning Point to SDOI via the Exchange Agreement as the “Contribution and Exchange.” Upon completion of the Contribution and Exchange, Turning Point will be deemed our predecessor as defined by federal securities laws.
Q:
Why am I receiving this proxy statement/prospectus?

A:
Our board of directors is furnishing this proxy statement/prospectus in connection with the solicitation of proxies to be voted at the special meeting of stockholders, or the Special Meeting, or any adjournments or postponements of the Special Meeting.

Q:
When and where will the Special Meeting be held?

A:
The Special Meeting will be held on May 30, 2017 at              local time, at             .

Q:
What matters will the stockholders vote on at the Special Meeting?

A:
The stockholders will vote on the following proposals:

•
to approve each of the eight Charter Amendment Proposals;

•
to approve the proposal to adjourn or postpone the Special Meeting, if necessary or appropriate; and

•
to approve any other matters which may properly be brought before the Special Meeting or any postponement or adjournment thereof, if any.

Q:
What is the Contribution and Exchange?

A:
The Contribution and Exchange is a transaction in which the SG Parties will contribute, or cause to be contributed, approximately 9,842,373 shares (including 500,000 shares held by Thomas F. Helms, Jr., Chairman of the board of directors of Turning Point, over which Mr. Helms has provided the SG Parties investment discretion and certain disposition and other rights) of the voting Common Stock of Turning Point, or the Turning Point Contributed Shares, in exchange for a number of newly issued shares of Class A Common Stock of SDOI, or the Exchange Shares, based on an exchange ratio, or the Exchange Ratio, calculated as of the closing of the transactions contemplated by the Exchange Agreement, equal to the lesser of  (i) the 30-calendar day trailing volume-weighted average price, or VWAP, of the Turning Point Common Stock divided by the 30-calendar day trailing VWAP of the

SDOI Common Stock (as adjusted to reflect the reclassification of the SDOI Common Stock pursuant to the Fifth Amended and Restated Certificate of Incorporation of SDOI) and (ii) the 30-calendar day trailing VWAP of the Turning Point Common Stock divided by the pro forma book value per share of SDOI.
Q:
Am I voting to approve the Contribution and Exchange?

A:
The Contribution and Exchange itself is not subject to a vote of our stockholders, and approval of the transaction is not among the proposals being put forth in this proxy statement/prospectus.

However, approval of the Charter Amendment Proposals is a condition to the consummation of the transactions contemplated by the Exchange Agreement, and the Contribution and Exchange cannot be consummated unless each Charter Amendment Proposal is approved.
Q:
What are the material terms of the Exchange Agreement?

A:
In addition to the issuance of the Exchange Shares to the SG Parties, and customary representations and warranties, the Exchange Agreement contains other important terms and provisions, including:

•
The representations and warranties made by the parties do not survive the closing;

•
Adoption of the Fifth Amended and Restated Certificate of Incorporation (the subject of the Charter Amendment Proposals) is subject to approval by our stockholders;

•
We have agreed to continue to conduct business in the ordinary course and to be subject to certain other restrictions during the period prior to the completion of the Contribution and Exchange, including restrictions on solicitation of alternative transactions;

•
The Contribution and Exchange is subject to the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, our compliance with the filing of various documents with the SEC, and using our reasonable best efforts to cause the Exchange Shares to be approved for trading on the OTCQB prior to the completion of the acquisition;

•
Declaration of a dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock, with the record date for such dividend to be set as of a date that immediately follows the completion of the Contribution and Exchange;

•
Following the distribution of the Dividend, delivery by the SG Parties of a written consent to adopt and approve the Sixth Amended and Restated Certificate of Incorporation; and

•
The Exchange Agreement may be terminated by the parties in a number of circumstances, in which case, if so terminated, the Contribution and Exchange will not be completed.

Please see the section entitled “The Exchange Agreement,” as well as “Appendix A — The Exchange Agreement.”
Q:
What will result from approval of the Charter Amendment Proposals and the adoption of the Fifth Amended and Restated Certificate of Incorporation?

A:
Upon adoption of the Fifth Amended and Restated Certificate of Incorporation:

•
the name of the Company will change to “Standard Diversified Opportunities Inc.”;

•
the number of authorized shares of SDOI’s Common Stock will increase from 50,000,000 to 330,000,000, of which 300,000,000 shall be a class of Common Stock designated as “Class A Common Stock” and 30,000,000 shall be a class of Common Stock designated as “Class B Common Stock,” which classes shall be identical except that (i) each share of Class B Common Stock shall entitle its holder of record to 10 votes per share and (ii) the shares of Class B Common Stock shall be convertible into shares of Class A Common Stock automatically upon the transfer of such shares of Class B Common Stock, with certain exceptions, or upon the affirmative vote of holders of two-thirds of the then-outstanding shares of Class B Common Stock or voluntarily by the holder of such shares of Class B Common Stock;

•
the number of authorized shares of SDOI’s Preferred Stock will increase from 19,664,362 to 500,000,000, all of which shall be designated as blank check preferred stock;

•
SDOI’s current Common Stock issued and outstanding or held as treasury stock will be reclassified such that every 25 shares of such current Common Stock will be reclassified as, and will become, one fully paid and nonassessable share of Class A Common Stock;

•
for a period of 18 months from the effective time of the filing of the Fifth Amended and Restated Certificate of Incorporation, any merger, consolidation, share exchange or similar transaction as a result of which Standard General L.P. and its affiliates, individually or in the aggregate, would own ninety-five percent (95%) or more of the issued and outstanding shares of the Class B Common Stock and Class A Common Stock of SDOI, shall require the approval of the holders of a majority of the shares of Class A Common Stock held by stockholders of the Company other than Standard General L.P. and its affiliates, and that for such 18-month period, any amendment to such requirement would require the approval of the holders of a majority of the shares of Class A Common Stock held by the stockholders of the Company other than Standard General L.P. and its affiliates;

•
stockholders will be permitted to act by written consent of a majority of the total votes eligible to be cast at a duly constituted meeting;

•
special meetings of the stockholders will be able to be called by (i) the majority of the board of directors, (ii) the chairman of the board of directors, (iii) the president of the Company (without the requirement set forth in SDOI’s Fourth Amended and Restated Certificate of Incorporation, as amended, for approval of the disinterested directors if at such time the meeting is called there is a stockholder or affiliate of the Company that beneficially owns at least 15% of the voting power of the Company’s Common Stock at the applicable time) or (iv) stockholders holding a majority of the total votes eligible to be cast by the stockholders; and

•
certain persons and entities shall be restricted from owning more than 14.9% of any class of capital stock of SDOI.

Q:
How will fractional shares be treated in the reclassification of the existing SDOI Common Stock?

A:
SDOI’s current Common Stock issued and outstanding or held as treasury stock will be reclassified such that every 25 shares of such current Common Stock will be reclassified as, and will become, one fully paid and nonassessable share of Class A Common Stock. If the reclassification would otherwise result in the issuance of any fractional share, the Company will issue one whole share of Class A Common Stock in lieu of such fractional share.

Q:
What if I hold SDOI stock options?

A:
Options to purchase shares of the existing SDOI Common Stock will automatically be amended in accordance with the terms of the Company’s 2000 Stock Incentive Plan and the grant agreement under which such options were granted to reflect the reclassification of SDOI Common Stock, and will otherwise remain exercisable in accordance with their current terms.

Q:
What will the nature of our business be following the Contribution and Exchange?

A:
Following the consummation of the Contribution and Exchange, we will own approximately 52.3% of the outstanding Turning Point Common Stock. We will continue our primary business strategy of identifying new business and investment opportunities and we believe we will become a diversified holding company with interests in a variety of industries and market sectors. We expect to complete two acquisitions that are currently probable following the consummation of the Contribution and Exchange, one in the insurance industry and the other in the outdoor advertising industry. Please see the section entitled “The Contribution and Exchange — Plans for SDOI and Turning Point after the Contribution and Exchange.”

Q:
Are there any risks of the Contribution and Exchange?

A:
Yes, please read carefully the section entitled “Risk Factors.”

Q:
What are the prior relationships among the SG Parties, Turning Point, and SDOI?

A:
The SG Parties may have interests that differ from, and/or are in addition to, those of our other stockholders. As of the date hereof, the SG Parties own approximately 34.5% of our outstanding Common Stock. As of the date hereof, Standard General L.P., the investment manager of the SG Parties, beneficially owns 11,069,442 shares of Turning Point Common Stock, which in the aggregate constitutes approximately 58.8% of the outstanding shares of Turning Point Common Stock. Included in this total are 400,000 shares the SG Parties will acquire prior to the consummation of the Contribution and Exchange from Thomas F. Helms, Jr., Chairman of the board of directors of Turning Point. In addition, the total includes 500,000 shares owned by Mr. Helms over which the SG Parties have investment discretion and certain disposition and other rights. In connection with the Contribution and Exchange, the SG Parties will contribute or cause to be contributed 9,842,373 shares of Turning Point Common Stock, which constitutes approximately 52.3% of the outstanding shares of Turning Point Common Stock. For additional information, please see the section entitled “The Contribution and Exchange — Interests of Certain Stockholders, Directors, Officers and other Related Parties in the Contribution and Exchange — The SG Parties.”

Q:
What will our relationship with Turning Point be following the Contribution and Exchange?

A:
We have had no operations of our own since we became a shell company in 2013. As such, upon consummation of the Contribution and Exchange, Turning Point will be deemed our “predecessor” for purposes of federal securities laws.

Q:
Did a special committee of the SDOI board of directors approve the Exchange Agreement and related matters?

A:
Yes. When the SG Parties advised us that they were interested in pursuing a transaction with us with respect to the Turning Point Common Stock and our Common Stock, our board of directors delegated the consideration of such transaction to a special committee comprised of those directors our board has determined to be independent under the General Corporation Law of the State of Delaware, or the DGCL, or the Special Committee. As a result of the Special Committee’s consideration of a number of factors and a review of a substantial amount of information, the Special Committee unanimously determined that the Exchange Agreement and the Contribution and Exchange are advisable to, and in the best interests of, SDOI and our stockholders (other than the SG Parties), approved the Exchange Agreement and the transactions contemplated thereby, and recommended that our board of directors approve the Exchange Agreement and our stockholders approve the Charter Amendment Proposals. Please see the section entitled “The Contribution and Exchange — Approval of the Special Committee and SDOI’s Board of Directors; Reasons for the Contribution and Exchange.”

Q:
What does our board of directors recommend regarding the Charter Amendment Proposals and why?

A:
Our board of directors, based in part upon the approval and recommendation by the Special Committee, determined that the Exchange Agreement and the Contribution and Exchange are advisable to, and in the best interests of, SDOI and our stockholders (other than the SG Parties), approved the Exchange Agreement and the transactions contemplated thereby, and recommended that our stockholders approve the Charter Amendment Proposals. Please see the section entitled “The Contribution and Exchange — Approval of the Special Committee and SDOI’s Board of Directors; Reasons for the Contribution and Exchange.”

Q:
If approved, when is the closing of the Contribution and Exchange expected to occur?

A:
We expect to complete the Contribution and Exchange no later than the second business day after satisfaction or waiver of all of the closing conditions in the Exchange Agreement, including approval of the Charter Amendment Proposals by our stockholders. Subject to the satisfaction or waiver of these conditions, we expect the Contribution and Exchange to close in the second quarter of 2017.

However, there can be no assurance that the Contribution and Exchange will be completed at all, or, if completed, when it will be completed. Subject to certain exceptions, if the Contribution and Exchange is not completed by June 30, 2017 either party may terminate the Exchange Agreement.
Q:
Am I entitled to appraisal or dissenters’ rights in connection with the Charter Amendment Proposals?

A:
No appraisal or dissenters’ rights are available to our stockholders under Delaware law, our Fourth Amended and Restated Certificate of Incorporation, as amended, or our Second Amended and Restated Bylaws in connection with the types of actions contemplated under the Charter Amendment Proposals.

Q:
Who is entitled to vote at the Special Meeting?

A:
Holders of our Common Stock at the close of business on April 19, 2017, the record date for the Special Meeting established by our board of directors, or the Record Date, are entitled to receive notice of, and to vote their shares at, the Special Meeting and any related adjournments or postponements thereof. As of the close of business on the record date, there were 21,037,640 shares of our Common Stock outstanding and entitled to vote. Holders of our Common Stock are entitled to one vote per share.

Q:
What are the quorum requirements for the Special Meeting?

A:
The presence in person or by proxy of the holders of a majority of our outstanding shares of Common Stock that are entitled to vote at the Special Meeting constitutes a quorum. You are counted as present at the Special Meeting for quorum purposes if you are present and vote in person at the Special Meeting or if you properly submit a proxy by returning the proxy card accompanying this proxy statement/prospectus in the postage-paid envelope provided or by the Internet procedures described under “Q: How do I vote?” A validly submitted proxy will result in your shares counting towards a quorum even if no voting instructions are provided.

Q:
What vote is required to approve each of the proposals?

A:
Approval of the Charter Amendment Proposals requires the affirmative vote of holders of at least a majority of our issued and outstanding shares of Common Stock that are entitled to vote at the Special Meeting. If you fail to vote, either in person or by proxy, or you attend the meeting or deliver a proxy but abstain from voting, or you do not instruct your broker or other nominee how to vote your shares, the resulting non-attendance, abstention or broker non-vote will have the same effect as a vote “AGAINST” the approval of these proposals.

If a quorum is present at the Special Meeting, the proposal to adjourn or postpone the Special Meeting will be approved if the number of shares voted in favor of that proposal is greater than the number of shares voted against that proposal. Non-attendance, abstentions and broker non-votes will have no effect on the outcome of the vote on the proposal to adjourn or postpone the Special Meeting if it is submitted for stockholder approval when a quorum is present at the meeting. If a quorum is not present at the Special Meeting, the proposal to adjourn or postpone the Special Meeting will be approved by the affirmative vote of the holders of a majority of the voting power of our Common Stock present in person or by proxy at the Special Meeting and no other business will be transacted thereat. Abstentions would have the same effect as a vote “AGAINST” this proposal and non-attendance and broker non-votes would have no effect on the outcome of the vote on this proposal if it is submitted for approval when no quorum is present at the Special Meeting.
Q:
How do I vote?

A:
You may vote by proxy or in person at the Special Meeting.

•
Voting in Person.   If you hold shares as a stockholder of record and plan to attend the Special Meeting and wish to vote in person, you will be given a ballot at the Special Meeting. Alternatively, you may provide us with a signed proxy card before voting is closed. If you would like to vote in person, please bring proof of identification with you to the Special Meeting. Even if you plan to attend the Special Meeting, we strongly encourage you to submit a proxy for your shares in advance as described below, so your vote will be counted if you are not able to attend. If your shares are held in street name, you must bring to the Special Meeting a proxy from the record holder of the shares (your broker, bank or nominee) authorizing you to vote at the Special Meeting. To do this, you should contact your broker, bank or nominee as soon as possible.
•
Voting By Proxy.   If you hold your shares as stockholder of record, you may submit a proxy for your shares by mail, by telephone or on the Internet. If you submit a proxy by mail, by telephone or on the Internet, you should not return the proxy card accompanying this proxy statement.

•
Vote by Mail.   You may submit a proxy for your shares by mail by marking the proxy card accompanying this proxy statement, dating and signing it, and returning it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Please allow sufficient time for mailing if you decide to submit a proxy for your shares by mail.

•
Vote on the Internet.   You may also submit a proxy for your shares on the Internet by visiting www.proxyvote.com. You may use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

•
Vote by Telephone.   You may also submit a proxy for your shares by telephone by calling toll-free 1-800-690-6903 from any touch-tone telephone and following the instructions. You may transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card available when you call.

If you hold your shares in street name, then you received this proxy statement from your broker, bank or nominee, along with a voting instruction card from your broker, bank or nominee. You will need to instruct your broker, bank or other nominee on how to vote your shares of Common Stock using the voting instructions provided. All shares represented by properly executed proxies received in time for the Special Meeting will be voted in the manner specified by the stockholders giving those proxies.
Q:
If I hold my shares in street name through my broker, will my broker vote these shares for me?

A:
If you hold your shares in street name, you must provide your broker, bank or other nominee with instructions in order to vote those shares. To do so, you should follow the voting instructions provided to you by your bank, broker or other nominee. If your bank, broker or nominee holds your shares in its name and you do not instruct it how to vote, it will not have discretion to vote on any of the proposals at the Special Meeting.

Q:
What happens if I hold my shares in street name through my broker and I do not instruct my broker how to vote my shares?

A:
Brokers, banks or other nominees who hold shares in street name for their customers have the authority to vote on “routine” proposals when they have not received instructions from the beneficial owners of such shares. However, brokers, banks or other nominees do not have the authority to vote shares they hold for their customers on non-routine proposals when they have not received instructions from the beneficial owners of such shares. All of the proposals before the Special Meeting are non-routine proposals. As a result, absent instructions from the beneficial owner of such shares, brokers, banks and other nominees will not vote those shares. This is referred to as a “broker non-vote.” Broker non-votes are counted for purposes of determining whether there is a quorum. Broker non-votes will have the same effect as a vote “AGAINST” the approval of the Charter Amendment Proposals, but will not have any effect on the outcome of the votes on the proposal to adjourn or postpone the Special Meeting.

Q:
Can I change my vote?

A:
Yes. If you are a stockholder of record, you may change your vote or revoke your proxy at any time before the vote at the Special Meeting by:

•
delivering to our Corporate Secretary a written notice, bearing a date later than your proxy, stating that you revoke the proxy;

•
submitting a later-dated proxy (either by mail, by telephone or on the Internet) relating to the same shares prior to the vote at the Special Meeting; or

•
attending the Special Meeting and voting in person (although attendance at the Special Meeting will not, by itself, revoke a proxy).

You should send any written notice or a new proxy card to our Corporate Secretary, Kevin Bratton, at 1521 Concord Pike, Suite 301, Wilmington, DE 19803, Fax: 302-504-4780. You may request a new proxy card by calling our Corporate Secretary, Kevin Bratton, at 302-824-7062.
If your shares are held in street name, you must contact your broker, bank or nominee to revoke your proxy.
Q:
What if I do not specify a choice for a matter when returning a proxy?

A:
If you hold your shares of record, proxies that are signed and returned without voting instructions will be voted in accordance with the recommendations of our board of directors. If your shares are held in street name, failure to give voting instructions to your broker, bank or other nominee will result in a broker non-vote.

Q:
What is the difference between a stockholder of record and a stockholder who holds stock in street name?

A:
If your shares are registered in your name, you are a stockholder of record. If your shares are held in an account with a broker, bank or another holder of record, these shares are held in street name.

Q:
Can I see a list of stockholders of record?

A:
You may examine a list of the stockholders of record as of the close of business on April 19, 2017 for any purpose germane to the Special Meeting during normal business hours during the 10-day period preceding the date of the meeting at our corporate headquarters at 1521 Concord Pike, Suite 301, Wilmington, DE 19803. This list will also be made available at the Special Meeting.

Q:
What does it mean if I get more than one proxy card?

A:
If your shares are registered differently and are in more than one account, you may receive more than one proxy card.

Please complete, sign, date, and return all of the proxy cards you receive regarding the Special Meeting to ensure that all of your shares are voted.
Q:
How are proxies solicited and what is the cost?

A:
We will bear all expenses incurred in connection with the solicitation of proxies and printing, filing and mailing this proxy statement. We have engaged The Proxy Advisory Group, LLC, or PAG, to assist in the solicitation of proxies and provide related advice and information support, for a services fee, plus customary disbursements, which are not expected to exceed $18,000 in total.

Certain of the Company’s directors, officers and regular employees may also, without additional compensation, solicit proxies personally or by telephone or e-mail. In addition to solicitation by mail, our directors, officers and employees may solicit proxies from stockholders by telephone, letter, facsimile or in person. These directors, officers and employees will not be paid additional remuneration for their efforts but may be reimbursed for out-of-pocket expenses incurred in connection therewith. Following the original mailing, we will request brokers, custodians, nominees and other record holders to forward their own notice and, upon request, to forward copies of the proxy statement and related soliciting materials to persons for whom they hold shares of our Common Stock and to request authority for the exercise of proxies. In such cases, upon the request of the record holders, we will reimburse such holders for their reasonable out-of-pocket expenses.

Q:
What should I do if I have questions regarding the Special Meeting?

A:
If you have any questions about how to cast your vote for the Special Meeting or would like copies of any of the documents referred to in this proxy statement/prospectus, you should call our Corporate Secretary, Kevin Bratton, at 302-824-7062.

Q:
What are the material United States federal income tax consequences to me of the actions contemplated under Proposals #1A, #1B, #1C and #1D and the subsequent dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock?

A:
Subject to possible alternative tax treatment with respect to one whole share of Class A Common Stock in lieu of a fractional share pursuant to the actions contemplated under Proposal #1D, we believe that the actions contemplated under Proposals #1A, #1B, #1C and #1D and the subsequent dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock will be treated as a tax-free transaction to you. We note that there is conflicting authority under applicable U.S. federal tax laws as to whether the receipt of one whole share of Class A Common Stock in lieu of a fractional share pursuant to the actions contemplated under Proposal #1D will be taxable to you.

Tax matters can be complicated, and the tax consequences of the actions contemplated under Proposal s #1A, #1B, #1C and #1D and the subsequent dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock to a particular stockholder will depend in part on such stockholder’s circumstances. Accordingly, we urge you to consult your own tax advisor for a full understanding of the tax consequences of the transaction to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.
For more information, please see the section entitled “The Contribution and Exchange — Material United States Federal Income Tax Consequences of the Actions Contemplated under Proposals #1A, #1B, #1C and #1D and the Subsequent Dividend of One Share of Class B Common Stock for Each Outstanding Share of Class A Common Stock.”

SUMMARY
This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to SDOI stockholders. To understand the Contribution and Exchange and the transactions contemplated by this proxy statement/prospectus fully, SDOI stockholders should read carefully the entire proxy statement/prospectus, including the documents attached as appendices. The Exchange Agreement is attached to this proxy statement/prospectus as Appendix A and the form of the Fifth Amended and Restated Certificate of Incorporation is attached as Appendix B. Page and/or section references are included parenthetically in this summary to direct you to a more complete description of the topics discussed herein.
The Parties (page 63)
SDOI
SDOI’s principal executive office is located at 1521 Concord Pike, Suite 301, Wilmington, Delaware 19803, and its telephone number is (302) 824-7062. SDOI has been operating as a “shell company” under federal securities laws since disposing of several former lines of business, with the sale of the last line of business occurring in 2013, or the Asset Sale. The Company has essentially no operating assets, and its business strategy is primarily identifying new business and investment opportunities. Since the close of the Asset Sale, the Company has been exploring strategic alternatives to maximize stockholder value going forward, including deploying the proceeds of the Asset Sale in business acquisition opportunities, merging with another company, or other actions to redeploy our capital, including, without limitation, distribution of cash to our stockholders. The company was formerly known as “Strategic Diagnostics Inc.” and was formed as a Delaware corporation in 1990.
SDOI recently entered into agreements for two transactions that have not yet been effectuated. On November 4, 2016, SDOI, Standard Outdoor Southwest LLC, a wholly owned subsidiary of SDOI, or Standard Outdoor, and Metro Outdoor of Austin LLC, or Metro Austin, entered into an asset purchase agreement, whereby Standard Outdoor will acquire assets from Metro Austin consisting of five billboards located in several counties near Austin, Texas and the ground leases and advertising contracts relating to such billboards. The consideration for the acquired assets will be $330,000, of which $290,000 is payable in cash and $40,000 is payable in shares of SDOI’s Class A Common Stock. The principal of Metro Austin is currently a consultant to SDOI and will continue in this role after the consummation of the transaction. This transaction is expected to close in the second quarter of 2017. On November 23, 2016, SDOI and Interboro LLC entered into a stock purchase agreement, whereby SDOI’s wholly owned subsidiary, Pillar General Inc., or Pillar, will acquire all of the outstanding capital stock of Interboro Holdings, Inc., a wholly-owned subsidiary of Interboro LLC, for a purchase price of  $2,500,000, payable in cash. SDOI has also agreed, among other things, to contribute $10,000,000 of new capital to Maidstone Insurance Company, a wholly-owned subsidiary of Interboro Holdings, Inc., in connection with the closing of the transaction and the making of a necessary regulatory filing. The consummation of the transactions contemplated by the stock purchase agreement is expected to occur in the second quarter of 2017, subject to receipt of regulatory approvals.
Turning Point
Turning Point is a leading independent provider of Other Tobacco Products, or OTP, in the United States. It sells a wide range of products across the OTP spectrum, including moist snuff, loose leaf chewing tobacco, premium cigarette papers, make-your-own, or MYO, cigar wraps and cigar smoking tobacco, cigars, liquid vapor products and tobacco vaporizer products. It does not sell cigarettes. Turning Point’s reportable segments are (i) smokeless products, which include chewing tobacco and moist snuff tobacco, (ii) smoking products, which principally include cigarette papers, MYO cigar wraps and cigars, and (iii) NewGen products, which include liquid vapor products, tobacco vaporizer products and non-nicotine/non-tobacco products. Its portfolio of brands includes some of what we believe are the most widely recognized names in the OTP industry, such as Zig-Zag®, Beech-Nut®, Stoker’s®, Trophy® and VaporBeast™. Turning Point generates revenues from the sale of its products primarily to wholesale distributors who in turn resell them to retail operations, as well as from the sale of its products directly to retail operations.

Comparative Data
Certain historical and pro forma per share data of SDOI and Turning Point is set forth below:
Historical Data
	Net Tangible Book Value Per Share	Cash Dividends Declared Per Share	Income (Loss) Per Share from Operations
			Basic	Diluted
SDOI
12/31/16	$0.96	—	$(0.14)	$(0.14)
12/31/15	$1.10	—	$(0.06)	$(0.06)
Turning Point
12/31/16	$(7.17)	—	$1.63	$1.49
12/31/15	$(31.30)	—	$1.27	$1.10
Pro Forma Data
	Net Tangible Book Value Per Share	Cash Dividends Declared Per Share	Income Per Share from Operations
			Basic	Diluted
SDOI
12/31/16	$(7.76)	—	$0.28	$0.28
12/31/15	—	—	$0.02	$0.02
The Contribution and Exchange and the Exchange Agreement (page 63)
Pursuant to the Exchange Agreement, the SG Parties will contribute, or cause to be contributed, approximately 9,842,373 shares of the voting Common Stock of Turning Point in exchange for a number of newly issued shares of Class A Common Stock of SDOI based on the Exchange Ratio, calculated as of the closing of the transactions contemplated by the Exchange Agreement, equal to the lesser of  (i) the 30-calendar day trailing volume-weighted average price, or VWAP, of the Turning Point Common Stock divided by the 30-calendar day trailing VWAP of the SDOI Common Stock (as adjusted to reflect the reclassification of the SDOI Common Stock pursuant to the Fifth Amended and Restated Certificate of Incorporation of SDOI) and (ii) the 30-calendar day trailing VWAP of the Turning Point Common Stock divided by the pro forma book value per share of SDOI.
As a result of the Contribution and Exchange and giving effect to the post-closing dividend of Class B Common Stock for each share of Class A Common Stock, SDOI will own 9,842,373 shares of the outstanding Common Stock of Turning Point, or approximately 52.3%, and the SG Parties and the Additional Persons will directly own in the aggregate approximately 6,850,283 shares of each of the SDOI Class A Common Stock and Class B Common Stock, or approximately 92.6% of the outstanding shares of each such class (based on a closing date of April 25, 2017 and assuming an exchange ratio of 0.66651 shares of SDOI Class A Common Stock for each share of Turning Point Common Stock as of such date). The illustrative ownership and exchange ratio calculations above do not take into account approximately $1.7 million of the Company’s transaction expenses, including without limitation approximately $1.4 million of expenses of the SG Parties that the Company will reimburse pursuant to its obligations under the Exchange Agreement, because such expenses have not been expensed or accrued as of the assumed closing date of April 25, 2017. However, such expenses will be expensed or accrued at the time the transaction closes, and the ownership and exchange ratio calculations set forth in the following sentence are presented reflecting the assumption that approximately $1.7 million of estimated transaction expenses were accrued as of April 25, 2017. Based on this assumption, the SG Parties and the Additional Persons will directly own in the aggregate approximately 7,460,975 shares of each of the SDOI Class A Common Stock and Class B Common Stock, or approximately 93.1% of the outstanding shares of such class (based on a closing date of April 25, 2017 and assuming an exchange ratio of 0.72856 shares of SDOI Class A Common Stock for each share of Turning Point Common Stock as of such date).

A copy of the Exchange Agreement, including the amendments thereto dated January 25, 2017 and April 5, 2017, attached to this proxy statement/prospectus as Appendix A, is hereby incorporated by reference herein.
Approval of the Special Committee and SDOI’s Board of Directors; Reasons for the Contribution and Exchange (page 69)
When the SG Parties advised us that they were interested in pursuing a transaction with us with respect to the Turning Point Common Stock and our Common Stock, our board of directors delegated the consideration of such transaction to the Special Committee, which was comprised of those directors our board has determined to be independent under the DGCL. As a result of the Special Committee’s consideration of a number of factors and a review of a substantial amount of information, the Special Committee unanimously determined that the Exchange Agreement and the Contribution and Exchange are advisable to, and in the best interests of, SDOI and our stockholders (other than the SG Parties), approved the Exchange Agreement and the transactions contemplated thereby, and recommended that our board of directors approve the Exchange Agreement and the transactions contemplated thereby and recommend that our stockholders approve the Charter Amendment Proposals.
SDOI’s board of directors, based in part upon the approval and recommendation by the Special Committee, determined that the Exchange Agreement and the Contribution and Exchange are advisable to, and in the best interests of, the Company and our stockholders (other than the SG Parties), approved the Exchange Agreement and the transactions contemplated thereby, and recommended that our stockholders approve the Charter Amendment Proposals. Please see the section entitled “The Contribution and Exchange  — Approval of the Special Committee and SDOI’s Board of Directors; Reasons for the Contribution and Exchange.”
In approving the Contribution and Exchange and the Exchange Agreement, the Special Committee and then, based on the recommendation of the Special Committee and its own deliberations, board of directors identified a number of potential benefits of the Contribution and Exchange that they believe will contribute to the success of the Company, considered the structure of the transaction and the terms of the Exchange Agreement and related documents, and also identified and considered a number of uncertainties and risks. The Special Committee and then, based on the recommendation of the Special Committee and its own deliberations, board of directors concluded that the potential benefits of the Contribution and Exchange outweighed the potential risks.
In reaching their unanimous decisions to approve the Contribution and Exchange and the Exchange Agreement, the Special Committee and then, based on the recommendation of the Special Committee and its own deliberations, board of directors considered a number of factors including, among other factors:
•
the belief that the Contribution and Exchange would provide an impetus for future growth and development of SDOI;

•
the belief that the Contribution and Exchange represents the strategic option most likely to maximize stockholder value after consideration of risk factors associated with this transaction and other alternatives;

•
the opportunity for the SDOI stockholders to participate in the potential future value of the recapitalized company, including future potential value from additional acquisitions to be pursued by SDOI;

•
the belief by the Special Committee and the board of directors that we have obtained the most favorable exchange terms to which the SG Parties were willing to agree, taking into account the improvement in terms as a result of the extensive negotiations between the parties;

•
the opinion of EP Securities LLC, or Excel, dated November 25, 2016, first to the Special Committee and then to the full SDOI board of directors that, as of the date of such opinion and based upon and subject to the assumptions made, matters considered and qualifications and limitations set forth in such opinion and such other matters as Excel considered relevant, the Exchange Ratio (as defined in the Exchange Agreement) is fair from a financial point of view to

SDOI, which opinion was based on the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Excel in preparing its opinion as more fully described below in the section entitled “The Contribution and Exchange —  Opinion of Financial Advisor”;
In reaching their unanimous decisions to approve the amendment to the Exchange Agreement dated April 5, 2017, the Special Committee and then, based on the recommendation of the Special Committee and its own deliberations, the board of directors, determined that approval of the amendment would be consistent with their determinations and conclusions in approving the Exchange Agreement.
For more information regarding SDOI’s reasons for approving the Contribution and Exchange and the Exchange Agreement, see the section entitled “The Contribution and Exchange — Approval of the Special Committee and SDOI’s Board of Directors; Reasons for the Contribution and Exchange.”
The SDOI board of directors believes that the Contribution and Exchange will be in the best interests of the SDOI stockholders. However, achieving the anticipated benefits of the Contribution and Exchange is subject to risk and uncertainty, including those risks discussed in the section entitled “Risk Factors.”
Determination of the SDOI Board of Directors and Recommendation to SDOI Stockholders (page 69)
The SDOI board of directors recommends that SDOI stockholders vote:
•
“FOR” the proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to change the name of the Company to “Standard Diversified Opportunities Inc.”;

•
“FOR” the proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to increase the number of authorized shares of SDOI’s Common Stock, $0.01 par value per share, from 50,000,000 to 330,000,000, of which 300,000,000 shall be a class of Common Stock designated as “Class A Common Stock” and 30,000,000 shall be a class of Common Stock designated as “Class B Common Stock,” which classes shall be identical except that (i) each share of Class B Common Stock shall entitle its holder of record to 10 votes per share and (ii) the shares of Class B Common Stock shall be convertible into shares of Class A Common Stock automatically upon the transfer of such shares of Class B Common Stock, with certain exceptions, or upon the affirmative vote of holders of two-thirds of the then-outstanding shares of Class B Common Stock or voluntarily by the holder of such shares of Class B Common Stock;

•
“FOR” the proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to increase the number of authorized shares of SDOI’s preferred stock, $0.01 par value per share, from 19,664,362 to 500,000,000, all of which shall be designated as blank check preferred stock;

•
“FOR” the proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to cause the re-classification of SDOI’s current Common Stock issued and outstanding or held as treasury stock, such that every 25 shares of such current Common Stock shall be reclassified as, and shall become, one fully paid and nonassessable share of Class A Common Stock;

•
“FOR” the proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to require that, for a period of 18 months from the effective time of the filing of the Fifth Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware, any merger, consolidation, share exchange or similar transaction as a result of which Standard General L.P. and its affiliates, individually or in the aggregate, would own ninety-five percent (95%) or more of the issued and outstanding shares of the Class B Common Stock and Class A Common Stock of SDOI, shall require the approval of the holders of a majority of the shares of Class A Common Stock held by stockholders of the Company other than Standard General L.P. and its affiliates, and that for such 18-month period, any amendment to such requirement would require the approval of the holders of a majority of the shares of Class A Common Stock held by the stockholders of the Company other than Standard General L.P. and its affiliates;
•
“FOR” the proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to permit the stockholders to act by written consent of a majority of the total votes eligible to be cast at a duly constituted meeting;

•
“FOR” the proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to allow for a special meeting of the stockholders to be called by (i) the majority of the board of directors, (ii) the chairman of the board of directors, (iii) the president of the Company, without approval of the disinterested directors if at such time the meeting is called there is a stockholder or affiliate of such stockholder that beneficially owns at least 15% of the voting power of the Company’s stock, or (iv) stockholders holding a majority of the total votes eligible to be cast by the stockholders;

•
“FOR” the proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to restrict certain persons and entities from owning more than 14.9% of any class of SDOI’s capital stock; and

•
“FOR” the proposal to adjourn or postpone the Special Meeting, if necessary.

Opinion of Financial Advisor (page 72)
On November 25, 2016, the Special Committee received the opinion of its financial advisor, Excel, to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, matters considered and qualifications and limitations set forth in such opinion and such other matters as Excel considered relevant, the Exchange Ratio (as defined in the Exchange Agreement) is fair from a financial point of view to SDOI. The opinion does not address any other aspect or implication of the Contribution and Exchange. The summary of the opinion of Excel is qualified in its entirety by reference to the full text of its written opinion, which is attached to this proxy statement/prospectus as Appendix C, and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Excel in preparing its opinion. We encourage our stockholders to read the full text of the Excel written opinion. However, neither Excel’s opinion, which was provided for the information and assistance of the Special Committee and the SDOI board of directors, nor the summary of its opinion or related analysis set forth herein, is intended to be, and does not, constitute advice or a recommendation to the Special Committee, the SDOI board of directors or any stockholder as to how to act or vote with respect to the Contribution and Exchange or any other matters. For more information about Excel’s opinion, see the section entitled “The Contribution and Exchange — Opinion of Financial Advisor.”
Risk Factors (page 18)
In evaluating the Contribution and Exchange and the Exchange Agreement, you should read this proxy statement/prospectus carefully, including the appendices attached hereto, and especially consider certain factors, risks and uncertainties discussed in the section entitled “Risk Factors.”
Post-Closing Ownership of the Company (page 79)
Upon the closing of the Contribution and Exchange (and giving effect to the dividend of one share of Class B Common Stock for each share of Class A Common Stock), the ownership of SDOI outstanding Common Stock would be approximately as follows:
	Class A Common Stock		Class B Common Stock
	Outstanding(1)	Fully Diluted(1)	Outstanding	Fully Diluted
Existing SDOI stockholders (excluding the SG Parties)	551,304	580,519	551,304	580,519
The SG Parties and Additional Persons	6,850,283(2)	6,850,283(2)	6,850,283(2)	6,850,283(2)

(1)
Calculations based on a closing date of April 25, 2017 and assume an Exchange Ratio of 0.66651 shares of SDOI Class A Common Stock for each share of Turning Point Common Stock as of such date. Percentages will vary slightly based upon rounding due to any fractional shares resulting from the application of the Exchange Ratio. If the approximately $1.7 million in transaction expenses were expensed or accrued as of April 25, 2017, the exchange ratio would be 0.72856 shares of SDOI Class A Common Stock for each share of Turning Point Common Stock.

(2)
Includes 6,517,026 shares to be held by the SG Parties and 333,257 shares to be held by the Additional Persons. Using the exchange ratio that contemplates the approximately $1.7 million of transaction expenses being expensed or accrued, and assuming a closing date of April 25, 2017, the SG Parties would hold 7,096,694 shares and the Additional Persons would hold 364,281 shares.

Post-Closing Ownership of Turning Point (page 79)
Upon the closing the Contribution and Exchange, SDOI will own approximately 52.3% of the outstanding shares of Common Stock of Turning Point and the SG Parties will own no shares of Common Stock of Turning Point.
No Solicitation Covenant (page 89)
The Exchange Agreement provides that the Company will cease any discussions or negotiations with any person that may be ongoing with respect to an alternative transaction or any proposal that could be expected to lead to an alternative transaction and will not, directly or indirectly, encourage or solicit the submission of, entertain inquiries, proposals or offers from, or enter into any agreement or negotiate with any person related to (i) a transaction or series of transactions pursuant to which any person or group of persons other than the SG Parties and its affiliates, such person or group of persons, a “third party”, acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission, or the Commission, or the Exchange Act) of more than 15% of the outstanding shares of the Company’s Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, consolidation, share exchange or similar transaction pursuant to which any third party acquires or would acquire, directly or indirectly, assets or businesses of the Company or any of its subsidiaries representing 15% or more of the revenues, net income or assets (in each case on a consolidated basis) of the Company and its subsidiaries taken as a whole, (iii) any transaction pursuant to which any third party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of subsidiaries of the Company and any entity surviving any merger or combination including any of them) of the Company or any of its subsidiaries representing 15% or more of the revenues, net income or assets (in each case on a consolidated basis) of the Company and its subsidiaries taken as a whole, or (iv) any disposition of assets to a third party representing 15% or more of the revenues, net income or assets (in each case on a consolidated basis) of the Company and its subsidiaries, taken as a whole. The Company must promptly notify the SG Parties of receipt of a request for information or a proposal relating to any alternative transaction.
Conditions to Completion of the Contribution and Exchange (page 90)
In addition to the requirement of obtaining SDOI stockholder approval of the Fifth Amended and Restated Certificate of Incorporation, comprised of the Charter Amendment Proposals, each of the other closing conditions set forth in the Exchange Agreement must be satisfied or waived by the appropriate party. SDOI does not have any current plan to waive any conditions to closing. These closing conditions include obtaining any necessary consents, expiration of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act, the absence of any material adverse change affecting Turning Point or SDOI, continued accuracy of the representations and warranties of each party, and a declaration of the board of directors must have been made for the dividend contemplated by the Exchange Agreement. For a summary of the conditions that need to be satisfied to consummate the Contribution and Exchange, see the section entitled “The Exchange Agreement — Conditions Precedent to the Contribution and Exchange” in this proxy statement/prospectus.
Regulatory Approvals (page 79)
SDOI must comply with applicable federal and state securities laws in connection with the issuance of shares of SDOI Common Stock in the Contribution and Exchange. The parties must also comply with any waiting periods or seek approval from any governmental authority with respect to anti-competition laws, including the HSR Act.
Termination of the Exchange Agreement (page 91)
It is possible that the Contribution and Exchange and the other transactions contemplated by the Exchange Agreement will not be completed. This might happen if, for example, SDOI stockholders do not approve the Charter Amendment Proposals, or if other conditions to the Contribution and Exchange are not satisfied. For a more complete discussion of the manners in which the Exchange Agreement may terminate, see the section entitled “The Exchange Agreement — Termination of the Exchange Agreement” in this proxy statement/prospectus.
Material United States Federal Income Tax Consequences of the Actions Contemplated under Proposals #1A, #1B, #1C and #1D and the Subsequent Dividend of One Share of Class B Common Stock for Each Outstanding Share of Class A Common Stock (page 80)
Subject to possible alternative tax treatment with respect to the receipt of one whole share of Class A Common Stock in lieu of a fractional share pursuant to the actions contemplated under Proposal #1D, we believe that the actions contemplated under Proposal #1A and the subsequent dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock will be treated as a tax-free transaction to you. We note that there is conflicting authority under applicable U.S. federal tax laws as to whether the receipt of one whole share of Class A Common Stock in lieu of a fractional share pursuant to the actions contemplated under Proposal #1D will be taxable to you.
Tax matters can be complicated, and the tax consequences of the actions contemplated under Proposals #1A, #1B, #1C and #1D and the subsequent dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock to a particular stockholder will depend in part on such stockholder’s circumstances. Accordingly, we urge you to consult your own tax advisor for a full understanding of the tax consequences of the transaction to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.
For more information, please see the section entitled “The Contribution and Exchange — Material United States Federal Income Tax Consequences of the Actions Contemplated under Proposals #1A, #1B, #1C and #1D and the Subsequent Dividend of One Share of Class B Common Stock for Each Outstanding Share of Class A Common Stock.”
Anticipated Accounting Treatment (page 80)
This transaction will be treated as a reverse acquisition of assets under the purchase method of accounting for business combinations in accordance with accounting principles generally accepted in the United States. For accounting purposes, Turning Point is considered to be the accounting acquirer despite SDOI issuing shares of its Common Stock in the Contribution and Exchange and SDOI is considered the acquirer for legal purposes.
No Appraisal Rights (page 79)
SDOI stockholders are not entitled to appraisal rights in connection with the Contribution and Exchange under the DGCL.

Interests of Certain Stockholders, Directors, Officers and other Related Parties in the Contribution and Exchange (page 77)
Pursuant to the Exchange Agreement, prior to closing of the Contribution and Exchange, in accordance with the Company’s Fourth Amended and Restated Certificate of Incorporation, as amended, the board of directors shall, by the affirmative vote of at least two-thirds of the board of directors, duly adopt resolutions increasing the size of the board of directors by one director and appointing David Glazek, as a designee of the SG Parties, as a “Class I Director,” to fill the resulting vacancy, to be effective as of the closing of the Contribution and Exchange.
You should be aware that the SG Parties and certain of our directors and officers affiliated with the SG Parties have interests in the Contribution and Exchange that may differ from, or are in addition to, the interests of our other stockholders. These interests are disclosed in the section entitled “The Contribution and Exchange — Interests of Certain Stockholders, Directors, Officers and other Related Parties in the Contribution and Exchange.”
Expenses and Fees (page 92)
Except as set forth in the Exchange Agreement, each party will be responsible for all of the fees and expenses it incurs in connection with the Exchange Agreement. Notwithstanding the foregoing, the Company will pay for or reimburse all expenses incurred by Turning Point and its subsidiaries or on their behalf in connection with or related to the Contribution and Exchange, and if the Contribution and Exchange is consummated, the Company will pay or reimburse the SG Parties for certain fees and expenses incurred by the SG Parties and their affiliates or on their behalf in connection with or related to the Contribution and Exchange.
Ancillary Agreements to be Entered into in Connection with the Contribution and Exchange (page 94)
SG Parties Registration Rights Agreement
In connection with the Contribution and Exchange, we and the SG Parties will enter into a registration rights agreement, or the SG Parties Registration Rights Agreement, pursuant to which, after the consummation of the Contribution and Exchange, the SG Parties will, among other things and subject to the terms and conditions set forth therein, have certain demand and so-called “piggy back” registration rights with respect to (i) any and all shares of our Common Stock owned by the SG Parties and their permitted transferees (irrespective of when acquired) and any shares of our Common Stock issuable or issued upon exercise, conversion or exchange of our other securities owned by the SG Parties, and (ii) any of our securities issued in respect of our Common Stock issued or issuable to any of the SG Parties with respect to the securities described in clause (i).
Under the SG Parties Registration Rights Agreement, after the consummation of the Contribution and Exchange, any of the SG Parties may demand that we register all or a portion of such SG Party’s shares of our Common Stock for sale under the Securities Act of 1933, as amended, or the Securities Act, so long as the anticipated aggregate offering price of the securities to be offered is at least $25 million, unless such demand registration includes all of the then outstanding securities eligible for registration of the SG Party making such demand. Under the agreement, we are not obligated to effect more than five such demand registrations in the aggregate for all of the SG Parties. In addition, if requested by the SG Parties and their affiliates and it is available to us, we shall use our reasonable best efforts to file a “shelf” registration statement providing for the registration of, and the sale on a continuous or delayed basis of, our Common Stock, pursuant to Rule 415 of the Securities Act or otherwise on a Form S-1. If we become qualified for registration on a Form S-3 or comparable or successor form or forms, or any similar short-form registration, we are obligated to use our commercially reasonable efforts to convert any Form S-1 to a Form S-3 shelf registration statement. The SG Parties shall be entitled to an unlimited number of shelf registrations and no shelf registration shall count as a demand registration.
The agreement also provides that if we decide to register shares of our Common Stock for our own account or the account of a stockholder other than the SG Parties (subject to certain exceptions set forth in the SG Parties Registration Rights Agreement), the SG Parties may require us to include all or a portion of their shares of our Common Stock in the registration and, to the extent the registration is in connection with an underwritten public offering, to have such shares of our Common Stock included in the offering. For more information about the SG Parties Registration Rights Agreement, please see the section entitled “Ancillary Agreements to Be Entered Into in Connection with the Contribution and Exchange — SG Parties Registration Rights Agreement.”
Turning Point Registration Rights Agreement
On May 10, 2016, Turning Point and certain of its stockholders, or the Designated Stockholders, entered into a Registration Rights Agreement, or the TP Registration Rights Agreement, pursuant to which Standard General L.P., Standard General Master Fund L.P., Standard General OC Master Fund L.P., Standard General Focus Fund L.P., P Standard General Ltd. or any investment fund affiliated with any of the foregoing, or the Standard General Parties, and Thomas Helms Jr. or Helms Management Corp., or the Helms Parties, thereto, each an Initiating Holder and together the Initiating Holders, along with the Designated Stockholders, have certain demand and so-called “piggy back” registration rights with respect to (i) any shares of Common Stock of Turning Point, (ii) any shares of non-voting Common Stock of Turning Point, (iii) any warrants exercisable for shares of Turning Point Common Stock, and (iv) any other equity security of Turning Point issued or issuable with respect to any of the securities mentioned in clauses (i), (ii) or (iii) above, upon exercise or conversion or exchangeable securities, by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization.
Under the TP Registration Rights Agreement, the Initiating Holders may request that Turning Point register the number of Registrable Securities stated in such request. For purposes of the TP Registration Rights Agreement, “Registrable Securities” means any and all shares of common stock, non-voting common stock, warrants and any other equity security of Turning Point issued or issuable with respect to any such share of common stock, non-voting common stock or warrants owned by a Designated Shareholder. However, Turning Point is not obligated to effect (i) more than five such demand registrations initiated by the Standard General Parties or three such demand registrations initiated by the Helms Parties, (ii) a demand registration if the Initiating Holders propose to sell Registrable Securities in such demand registration at an anticipated aggregate offering price to the public of less than $40,000,000 unless such demand registration includes all of the then-outstanding Registrable Securities of the applicable Initiating Holder, or (iii) any such demand registration within a specified period (or such shorter period as Turning Point may determine in its sole discretion) after the effective date of any other registration statement of Turning Point (other than a registration statement on Form S-4 or Form S-8).
The TP Registration Rights Agreement also provides that if Turning Point proposes to file a registration statement with respect to an offering of its common stock, non-voting common stock or warrants for its own account (other than a registration statement on Form S-4 or S-8) or for the account of any stockholder of Turning Point other than Designated Stockholders, then Turning Point must give written notice of such proposed filing to each of the Designated Stockholders at least 10 business days before the anticipated filing date, which notice shall describe the proposed registration and distribution and offer such Designated Stockholders the opportunity to register the number of Registrable Securities that each such Designated Stockholder may request. For more information on the TP Registration Rights Agreement, see the section entitled “Ancillary Agreements to Be Entered Into in Connection with the Contribution and Exchange — Turning Point Registration Rights Agreement.”

RISK FACTORS
Before the SDOI stockholders approve the Charter Amendment Proposals, in addition to other information included or attached to this proxy statement/prospectus, including the matters addressed in “Note Regarding Forward-Looking Statements,” you should carefully consider the following risks as part of your review of this proxy statement/prospectus. The risks and uncertainties described below are not the only ones facing us or Turning Point. Additional risks and uncertainties not presently known to us or Turning Point or that are not currently believed to be important may also adversely affect us and Turning Point following the Contribution and Exchange.
Risks Relating to the Contribution and Exchange
The issuance of our Common Stock to the SG Parties under the Exchange Agreement will substantially dilute the percentage ownership interests of our current stockholders (other than the SG Parties) and will give the SG Parties the ability to assume control of a majority of the outstanding shares of our Common Stock.
If the Contribution and Exchange is consummated, we will issue to the SG Parties approximately 6,226,824 shares of our Common Stock and the SG Parties will own approximately 88.1% of our outstanding Class A Common Stock (based on a closing date of April 25, 2017 and assuming an Exchange Ratio of 0.66651 shares of SDOI Class A Common Stock for each share of Turning Point Common Stock as of such date). The foregoing description does not take into account approximately $1.7 million of the Company’s transaction expenses, including without limitation approximately $1.4 million of expenses of the SG Parties that SDOI will reimburse pursuant to its obligations under the Exchange Agreement, because such expenses have not been expensed or accrued as of the assumed closing date of April 25, 2017. However, if these transaction expenses were expensed or accrued, we would issue to the SG Parties approximately 6,806,492 shares of our Class A Common Stock and the SG Parties would own approximately 88.6% of our outstanding Class A Common Stock (based on a closing date of April 25, 2017 and assuming an exchange ratio of 0.72856). The issuance of our Common Stock to the SG Parties will cause a significant reduction in the relative percentage interest of our current stockholders (other than the SG Parties) in our earnings, if any, and voting power.
The SG Parties will own approximately 88.1% of our outstanding Class B Common Stock (based on the assumptions not including the approximately $1.7 million in transaction expenses that have not been expensed or accrued), which, unless transferred, entitles holders of record to 10 votes per share and votes together with our Class A Common Stock as a single class. If our stockholders who receive Class B Common Stock elect in the future to transfer such shares, or to convert them to Class A Common Stock, the reduction of their voting power will be further reduced, and if the SG Parties do not transfer or convert such shares, their voting power will be further concentrated.
We have incurred and expect to continue to incur substantial costs associated with the pending Contribution and Exchange, which will reduce the amount of cash otherwise available for other corporate purposes, and our financial results and liquidity may be adversely affected.
We have incurred and expect to continue to incur substantial costs in connection with the pending Contribution and Exchange and other acquisition opportunities we have and are evaluating, whether or not we complete any acquisition. These costs will reduce the amount of cash otherwise available to us for acquisitions and investments and other corporate purposes. There is no assurance that the actual costs will not exceed our estimates. We may incur additional material charges reflecting additional costs associated with the Contribution and Exchange in fiscal quarters subsequent to the quarter in which the Contribution and Exchange is consummated.
The pro forma financial statements presented are not necessarily indicative of our financial condition or results of operations following the Contribution and Exchange.
The pro forma financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only and may not be indicative of our financial condition or results of operations following the Contribution and Exchange. The pro forma financial statements have been derived from the historical financial statements of SDOI, Turning Point and Interboro and also includes certain publicly available information regarding Smoke Free Technologies, Inc., d/b/a VaporBeast, and many adjustments and assumptions have been made regarding Turning Point and SDOI after giving effect to the Contribution and Exchange, the acquisition of Interboro and Turning Point’s acquisition of VaporBeast. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by us in connection with the Contribution and Exchange and the acquisition of Interboro. Further, the pro forma financial statements reflect only the information publically available regarding Turning Point’s acquisition of VaporBeast and, as such, they may not reflect all relevant information related thereto. As a result, the actual financial condition and results of operations of SDOI following the Contribution and Exchange and the acquisition of Interboro may not be consistent with, or evident from, these pro forma financial statements.
The assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect our financial condition or results of operations following the Contribution and Exchange. Any potential decline in our financial condition or results of operations could adversely affect our liquidity.
There can be no assurance that we have identified every matter that could have a material adverse effect on Turning Point.
Although we have conducted business, financial and legal due diligence in connection with the Contribution and Exchange, there can be no assurance that due diligence has identified every matter that could have a material adverse effect on Turning Point. Accordingly, there may be matters involving Turning Point and its operations that were not identified during our due diligence. Any of these issues could materially and adversely affect our financial condition after giving effect to the Contribution and Exchange.
The completion of the Contribution and Exchange is subject to the satisfaction or waiver of conditions.
The Contribution and Exchange is subject to the satisfaction or waiver of a number of closing conditions set forth in the Exchange Agreement. If these conditions are not satisfied or waived, the Contribution and Exchange will not be completed. Also, even if all of these conditions are satisfied, the Contribution and Exchange may not be completed, as we and the SG Parties each have the right to terminate the Exchange Agreement under certain circumstances specified in the Exchange Agreement and described in greater detail in the section entitled “The Exchange Agreement — Termination of the Exchange Agreement”.
The date on which the transaction will close is uncertain.
The date on which the Contribution and Exchange will close depends on the satisfaction of the closing conditions set forth in the Exchange Agreement, or the waiver of those conditions by the parties thereto. Although SDOI and the SG Parties expect to close the transaction within two days after which all closing conditions are satisfied or waived, such closing may not take place as anticipated. Subject to specific exceptions, either SDOI or the SG Parties may terminate the Exchange Agreement if the Contribution and Exchange has not taken place on or before June 30, 2017.
If the conditions to the Contribution and Exchange are not met or waived, the Contribution and Exchange will not occur.
Even if the Charter Amendment Proposals are approved by the SDOI stockholders, specified conditions must be satisfied or waived to complete the transaction. These conditions are described in the section entitled “The Exchange Agreement — Conditions Precedent to the Contribution and Exchange” below and in the Exchange Agreement attached to this proxy statement/prospectus as Appendix A. SDOI cannot assure you that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the Contribution and Exchange will not occur or will be delayed, which would result in the loss of some or all of the expected benefits of the transaction.
After the transaction, SDOI will continue to incur costs as a result of operating as a public company, and its management may be required to devote substantial time to compliance initiatives.
As a public company, SDOI currently incurs legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. SDOI’s management devotes both time and financial resources to these compliance initiatives.

After the Contribution and Exchange, SDOI will remain subject to all of its current public obligations, including the Sarbanes-Oxley Act. If, after the Contribution and Exchange, SDOI fails to staff its accounting and finance function adequately, or maintain internal controls adequate to meet the demands that are placed upon it as a public company, including the requirements of the Sarbanes-Oxley Act, it may be unable to report its financial results accurately or in a timely manner and its business and stock price may suffer. The costs of being a public company, as well as diversion of management’s time and attention, may have a material adverse effect on SDOI’s future business, financial condition and results of operations.
The Tax Treatment of the Receipt of One Whole Share of Stock In Lieu of a Fractional Share is Uncertain.
As more fully described in the section below entitled “The Contribution and Exchange — Material United States Federal Income Tax Consequences of the Actions Contemplated under Proposals #1A, #1B, #1C and #1D and the Subsequent Dividend of One Share of Class B Common Stock for Each Outstanding Share of Class A Common Stock — Tax Treatment of Whole Share Received in Lieu of Fractional Share,” Morgan, Lewis & Bockius LLP, counsel to SDOI as to certain legal conclusions with respect to matters of U.S. federal income tax law, has not rendered an opinion with respect to the tax treatment of an SDOI stockholder with respect to its receipt of one whole share of Class A Common Stock in lieu of a fractional share pursuant to the actions contemplated under Proposal #1D. There is conflicting authority under applicable U.S. federal tax laws as to how such transaction will be treated for U.S. federal income tax purposes. SDOI stockholders should therefore consult their tax advisors concerning the treatment of any whole share of Class A Common Stock received in lieu of a fractional share pursuant to the actions contemplated under Proposal #1D.
Risks Relating to SDOI’s Business
We may not be successful in identifying any additional suitable acquisition or investment opportunities.
The successful implementation of our business strategy depends on our ability to identify and consummate suitable acquisitions or other investment opportunities. However, to date we have only been able to identify a limited number of such opportunities. There is no assurance that we will be successful in identifying or consummating any additional suitable acquisitions and certain acquisition opportunities may be limited or prohibited by applicable regulatory regimes. Even if we do complete another acquisition or business combination, there is no assurance that it will be successful in enhancing our business or our financial condition. In addition, the Contribution and Exchange and other acquisitions could divert a substantial amount of our management time and may be difficult for us to integrate, which could adversely affect management’s ability to identify and consummate other investment opportunities. The failure to identify or successfully integrate future acquisitions and investment opportunities could have a material adverse effect on our results of operations and financial condition.
Because we face significant competition for acquisition and investment opportunities, including from numerous companies with a business plan similar to ours, it may be difficult for us to fully execute our business strategy. We expect to encounter intense competition for acquisition and investment opportunities from both strategic investors and other entities having a business objective similar to ours, such as private investors (which may be individuals or investment partnerships), blank check companies, and other entities, domestic and international, competing for the type of businesses that we may intend to acquire. Many of these competitors possess greater technical, human and other resources, or more local industry knowledge, or greater access to capital, than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. These factors may place us at a competitive disadvantage in successfully completing future acquisitions and investments.
In addition, while we believe that there are numerous target businesses that we could potentially acquire or invest in, our ability to compete with respect to the acquisition of certain target businesses that are sizable will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing acquisition and investment opportunities.
We are precluded from competing in certain areas of the life sciences business for five years following the consummation of an asset sale with Origene Technologies, Inc.
Under an asset purchase agreement that we entered into with Origene Technologies, Inc., or Origene, in April 2013, we have agreed to be bound by a non-competition covenant that precludes our ability to re-enter the antibody and assay design business (as defined in such agreement) during the five years following the consummation of the asset sale, which occurred in July 2013.

Future acquisitions or investments could involve unknown risks that could harm our business and adversely affect our financial condition.
We expect to become a diversified holding company with interests in a variety of industries and market sectors. Future acquisitions that we consummate, including the Contribution and Exchange, will involve unknown risks, some of which will be particular to the industry in which the acquisition target operates. We may be unable to adequately address the financial, legal and operational risks raised by such acquisitions, especially if we are unfamiliar with the industry in which we invest. The realization of any unknown risks could prevent or limit us from realizing the projected benefits of the acquisitions, which could adversely affect our financial condition and liquidity. In addition, our financial condition and results of operations, will be subject to the specific risks applicable to any company in which we invest.
There can be no assurance that our due diligence investigations will identify every matter that could have a material adverse effect on SDOI.
We intend to conduct extensive business, financial and legal due diligence in connection with the evaluation of future acquisition and investment opportunities. However, there can be no assurance that our due diligence investigations will identify every matter that could have a material adverse effect on the acquisition or investment target. Accordingly, there may be matters involving the business and operations of investment targets that we do not identify during our due diligence. To the extent we consummate any acquisition or investment and any of these issues arise, the business and operations of the investment target could be adversely affected, which in turn could adversely affect our results of operations, financial condition and liquidity.
Resources could be consumed in researching acquisition or investment targets that are not consummated, which could materially adversely affect subsequent attempts to locate and acquire or invest in another business.
It is anticipated that the investigation of each specific acquisition or investment target and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and other advisors. If a decision is made not to consummate a specific business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific acquisition or investment target, we may fail to consummate the investment or acquisition for any number of reasons, including those beyond our control. Any such event will result in a loss to us of the related costs incurred, which could adversely affect our financial position and our ability to consummate other acquisitions and investments.
We may issue notes or other debt securities or otherwise incur substantial debt, which may adversely affect our leverage and financial condition.
We may choose to incur substantial debt to complete a business combination or acquisition or otherwise. The incurrence of debt could result in:
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default and foreclosure on our assets if our operating revenues after a business combination or acquisition are insufficient to repay our debt obligations;

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acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

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our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

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our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

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our inability to pay dividends on our Common Stock;

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using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our Common Stock if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

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limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

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increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

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limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We may require additional capital in the future, and you may incur dilution to your stock holdings in connection with such financings.
If we require additional capital, we may attempt to raise it through a variety of strategies, including the issuance and sale of additional shares of our Common Stock or preferred stock. Issuances of additional shares of our Common stock or preferred stock in the future, whether in connection with a rights offering, follow-on offering, private placement or otherwise, would dilute existing stockholders and may adversely affect the market price of our Common Stock.
In the event we issue subscription rights to purchase shares of our Common Stock, stockholders who do not fully exercise their rights should expect that they will, at the completion of the offer, own a smaller proportional interest in us than would otherwise be the case if they fully exercised their rights. We cannot state precisely the amount of any such dilution in share ownership because we do not know at this time what proportion of the shares will be purchased as a result of the offer. Such dilution could be substantial.
Except for issuances pursuant to the Exchange Agreement, the $40,000 of consideration payable in shares of our Class A Common Stock pursuant to the Asset Purchase Agreement between our wholly owned subsidiary Standard Outdoor Southwest LLC and Metro Austin (which we expect to close shortly after the completion of the Contribution and Exchange) and $150,000 in shares of the Company’s Class A Common Stock that the Company contemplates issuing to an individual who is assisting the Company with the acquisition of Interboro (which issuance is expected to occur shortly after the completion of the acquisition of Interboro), we do not currently have any specific plans to issue and sell additional shares of our Common Stock or preferred stock.
We may issue additional common shares or preferred shares to complete our business combinations or as consideration of an acquisition of an operating business or other acquisition or under an employee incentive plan after consummation of a business combination or acquisition, which would dilute the interests of our stockholders and could present other risks.
The Fifth Amended and Restated Certificate of Incorporation of SDOI authorizes the issuance of up to 330,000,000 shares of Common Stock, 300,000,000 of which are designated as Class A Common Stock and 30,000,000 of which are designated as Class B Common Stock, and 500,000,000 shares of blank check preferred stock. After we consummate the Contribution and Exchange, we will have more than 315,138,000 authorized but unissued shares of our Common Stock available for issuance (the calculation of which does not take into account the expense accrual figures set forth on page 10 and assuming the SG Parties do not contribute to us in the Contribution and Exchange more than the Turning Point Contributed Shares). We may issue a substantial number of additional shares of common or preferred stock to complete a business combination or acquisition or under an employee incentive plan after consummation of a business combination or acquisition. The issuance of additional shares of common or preferred stock:
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may significantly dilute the equity interest of our stockholders;

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may subordinate the rights of holders of our Common Stock if preferred stock is issued with rights senior to those afforded our Common Stock;

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could cause a change in control of SDOI if a substantial number of shares of our Common Stock is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any; and

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may adversely affect prevailing market prices for our Common Stock.

We may be unable to obtain additional financing to consummate future investments or acquisitions or to fund the operations and growth of an investment or acquisition, which could compel us to restructure the transaction or abandon a particular investment or acquisition.
We may need to obtain additional financing in order to consummate future acquisitions and investment opportunities. We cannot assure you that any additional financing will be available to us on acceptable terms, if at all. This risk is exacerbated by the volatility the global credit markets experiences from time to time. To the extent that additional financing proves to be unavailable when needed to consummate a particular investment or acquisition, we may be compelled to either restructure the transaction or abandon the investment or acquisition. In addition, if we consummate an acquisition or investment, the company we acquire or invest in may require additional financing to fund continuing operations and/or growth. The failure by such company to secure additional financing if required could have a material adverse effect on the results of operations of such business, which in turn could have a material adverse effect on our results of operations or financial condition.
Our investments in any future joint investment could be adversely affected by our lack of sole decision-making authority, our reliance on a partner’s financial condition and disputes between us and our partners.
We may in the future co-invest with third parties through partnerships or joint investment in an investment or acquisition target or other entities. In such circumstances, we may not be in a position to exercise significant decision-making authority regarding a target business, partnership or other entity if we do not own a substantial majority of the equity interests of the target. These investments may involve risks not present were a third party not involved, including the possibility that partners might become insolvent or fail to fund their share of required capital contributions. In addition, partners may have economic or other business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such partners may also seek similar acquisition targets as us and we may be in competition with them for such business combination targets. Disputes between us and partners may result in litigation or arbitration that would increase our costs and expenses and divert a substantial amount of our management’s time and effort away from our business. Consequently, actions by, or disputes with, partners might result in subjecting assets owned by the partnership to additional risk. We may also, in certain circumstances, be liable for the actions of our third-party partners. For example, in the future we may agree to guarantee indebtedness incurred by a partnership or other entity. Such a guarantee may be on a joint and several basis with our partner in which case we may be liable in the event such party defaults on its guaranty obligation.
There may be tax consequences associated with our acquisition, investment, holding and disposition of target companies and assets.
We may incur significant taxes in connection with effecting acquisitions or investments, holding, receiving payments from, and operating target companies and assets and disposing of target companies or their assets.
It is very likely that our ability to use SDOI’s net operating loss carryforwards will be substantially reduced as a result of the Contribution and Exchange.
If a corporation undergoes an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder, or the Code, the corporation’s net operating loss carryforwards and certain other tax attributes arising from before the ownership change are subject to limitations on use after the ownership change. In general, an ownership change occurs if there is a cumulative change in the corporation’s equity ownership by certain stockholders that exceeds fifty percentage points by value over a rolling three-year period. Similar rules may apply under state tax laws. It is very likely that the Contribution and Exchange will result in an ownership change for SDOI and, accordingly, SDOI’s net operating loss carryforwards and certain other tax attributes will very likely be subject to limitation and possibly elimination after the Contribution and Exchange. Because SDOI has taken a full valuation reserve for its deferred tax assets on SDOI’s financial statements, an ownership change would not have an immediate impact on our reported earnings for financial accounting purposes but may cause significant reduction or elimination of the tax attribute carryforwards in the future.

In addition to the Contribution and Exchange, we may make other significant investments in publicly traded companies. Changes in the market prices of the securities we own, particularly during times of volatility in security prices, can have a material impact on the value of SDOI’s portfolio and equity.
In addition to the Contribution and Exchange, we may make other significant investments in publicly traded companies. We will either consolidate our investments and subsidiaries or report such investments under the equity method of accounting. Changes in the market prices of the publicly traded securities of these entities could have a material impact on an investor’s perception of the aggregate value of our company portfolio and on the value of the assets that we can pledge to creditors for debt financing, which in turn could adversely affect our ability to incur additional debt or finance future acquisitions.
Our ability to dispose of equity interests we acquire may be limited by restrictive stockholder agreements and by the federal securities laws.
When we acquire less than 100% of the equity interests of a company, our investment may be illiquid and we may be subject to restrictive terms of agreements with other equityholders. For instance, the Turning Point Contributed Shares will not be registered under the Securities Act and are, and any other securities we acquire may be, restricted securities under the Securities Act and our ability to sell such securities could be limited to sales pursuant to: (i) an effective registration statement under the Securities Act covering the resale of those securities, (ii) Rule 144 under the Securities Act, which, among other things, requires a specified holding period and limits the manner and volume of sales, or (iii) another applicable exemption under the Securities Act. The inability to efficiently sell restricted securities when desired or necessary may have a material adverse effect on our financial condition and liquidity, which could adversely affect our ability to service our debt.
Any potential acquisition or investment in a foreign company or a company with significant foreign operations, may subject us to additional risks.
If we acquire or invest in a foreign business or a company with significant foreign operations, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, complex foreign regulatory regimes, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders, restrictions on the movement of funds across national borders and cultural and language differences. If realized, some of these risks may have a material adverse effect on our business, results of operations and liquidity, and can have an adverse effect on our ability to service the notes we expect to issue and any additional debt we incur.
After consummation of the Contribution and Exchange, the SG Parties will hold a majority of our outstanding Common Stock and have interests which may conflict with interests of our other stockholders.
After consummation of the Contribution and Exchange, the SG Parties will hold approximately 88.1% of our total voting power (based on a closing date of April 25, 2017 and assuming an Exchange Ratio of 0.66651 shares of SDOI Class A Common Stock for each share of Turning Point Common Stock as of such date). The foregoing description does not take into account approximately $1.7 million of the Company’s transaction expenses, including without limitation approximately $1.4 million of expenses of the SG Parties that SDOI will reimburse pursuant to its obligations under the Exchange Agreement, because such expenses have not been expensed or accrued as of the assumed closing date of April 25, 2017. However, such expenses will be expensed or accrued at the time the transaction closes, and the ownership and exchange ratio calculations set forth in the following sentence are presented reflecting the assumption that $1.7 million of estimated transaction expenses were accrued as of April 25, 2017. Based on this assumption, the SG Parties will hold approximately 88.6% of SDOI’s total voting power (based on a closing date of April 25, 2017 and assuming an exchange ratio of 0.72856 shares of SDOI Class A Common Stock for each share of Turning Point Common Stock as of such date). After the Contribution and Exchange closes, the SG Parties will exercise a controlling influence over our business and affairs and will have the power to determine all matters submitted to a vote of our stockholders, including the election of directors, the removal of directors, and approval of significant corporate transactions such as amendments to our amended and restated certificate of incorporation, mergers and the sale of all or substantially all of our assets. Prior to the closing of the Contribution and Exchange, in accordance with the Company’s Fourth

Amended and Restated Certificate of Incorporation, as amended, the board of directors shall adopt resolutions increasing the size of the board of directors and appoint David Glazek, as designee of the SG Parties, to fill the resulting vacancy, which will be effective upon the closing of the Contribution and Exchange. The SG Parties could cause corporate actions to be taken even if the interests of these entities conflict with or are not aligned with the interests of our other stockholders. Section 122(17) of the DGCL provides that a corporation may renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are being presented to the corporation or one or more of its officers, directors, or stockholders. In accordance with and to the fullest extent permitted by Section 122(17) of the DGCL, pursuant to a resolution adopted by our board of directors (upon recommendation of the Special Committee), the Company has (i) renounced any interest or expectancy in, or in being offered the opportunity to participate in, any potential transaction or matter which may be a corporate opportunity, including any right, interest, or expectancy regarding any such particular investments or activities which may be a corporate opportunity undertaken by the SG Parties, as the controlling stockholders of the Company from and after the closing of the transactions contemplated by the Exchange Agreement, each of their affiliates and each of the respective officers, directors, agents, members, partners and employees of the foregoing; any person or entity (other than the Company and any person or entity that is controlled by the Company) for which any of the foregoing serves as a director, officer, partner, member, manager, representative, agent, adviser, fiduciary or employee and members of the board of directors of the Company who are designated by or affiliated with any of the foregoing (each of the foregoing an Identified Person), (ii) determined that no Identified Person shall be obligated to communicate, offer, or present any potential transaction, matter, or opportunity to the Company even if such potential transaction, matter, or opportunity is of a character that, if presented to the Company, could be taken by the Company and (iii) waived any claim that an Identified Person is liable to the Company or its stockholders for any breach of fiduciary duty by solely by reason of the fact that such Identified Person pursues or acquires any such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.
Future acquisitions and dispositions may not require a stockholder vote and may be material to us.
Any future acquisitions could be material in size and scope, and our stockholders and potential investors may have virtually no substantive information about any new business upon which to base a decision whether to invest in our Common Stock. In any event, depending upon the size and structure of any acquisitions, stockholders may not have the opportunity to vote on the transaction, and may not have access to any information about any new business until the transaction is completed and we file a report with the SEC disclosing the nature of such transaction and/or business. Even if a stockholder vote is required for any of our future acquisitions, under our amended and restated certificate of incorporation and our bylaws, the SG Parties, as long as they continue to own a majority of our outstanding Common Stock, may approve such transaction by written consent without our other stockholders having an opportunity to vote on such transaction.
Our stockholders are subject to the broad discretion of our board of directors.
We have essentially no operating assets, and our business strategy is primarily identifying new business and investment opportunities. Our stockholders may not have an opportunity to evaluate the specific merits or risks of any such proposed transactions or investments. As a result, our stockholders may be dependent on the broad discretion and judgment of our board of directors in connection with the application of our capital and the selection of acquisition or investment targets, or any proposal that our board of directors may make to our stockholders that they approve, a distribution of the assets of the Company to the stockholders. There can be no assurance that determinations ultimately made by us will permit us to achieve profitable operations.
Our officers, directors, stockholders and their respective affiliates may have a pecuniary interest in certain transactions in which we are involved, and may also compete with us.
We have not adopted a policy that expressly prohibits our directors, officers, stockholders or affiliates from having a direct or indirect pecuniary interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such parties may have an interest in certain transactions such as strategic partnerships or joint ventures in which we are involved, and may also compete with us.
In the course of their other business activities, our officers and directors may become aware of investment and acquisition opportunities that may be appropriate for presentation to SDOI as well as the other entities with which they are affiliated. Our officers and directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented.
Our officers and directors may become aware of business opportunities which may be appropriate for presentation to us as well as the other entities with which they are or may be affiliated. Due to our officers’ and directors’ existing affiliations with other entities, they may have fiduciary obligations to present potential business opportunities to those entities in addition to presenting them to us which could cause additional conflicts of interest. To the extent that our officers and directors identify business combination opportunities that may be suitable for entities to which they have pre-existing fiduciary obligations, or are presented with such opportunities in their capacities as fiduciaries to such entities, they may be required to honor their pre-existing fiduciary obligations to such entities. Accordingly, they may not present business combination opportunities to us that otherwise may be attractive to such entities unless the other entities have declined to accept such opportunities. Section 122(17) of the DGCL provides that a corporation may renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are being presented to the corporation or one or more of its officers, directors, or stockholders. In accordance with and to the fullest extent permitted by Section 122(17) of the DGCL, pursuant to a resolution adopted by our board of directors (upon recommendation of the Special Committee), the Company has (i) renounced any interest or expectancy in, or in being offered the opportunity to participate in, any potential transaction or matter which may be a corporate opportunity, including any right, interest, or expectancy regarding any such particular investments or activities which may be a corporate opportunity undertaken by the SG Parties, as the controlling stockholders of the Company from and after the closing of the transactions contemplated by the Exchange Agreement, each of their affiliates and each of the respective officers, directors, agents, members, partners and employees of the foregoing; any person or entity (other than the Company and any person or entity that is controlled by the Company) for which any of the foregoing serves as a director, officer, partner, member, manager, representative, agent, adviser, fiduciary or employee and members of the board of directors of the Company who are designated by or affiliated with any of the foregoing (each of the foregoing an Identified Person), (ii) determined that no Identified Person shall be obligated to communicate, offer, or present any potential transaction, matter, or opportunity to the Company even if such potential transaction, matter, or opportunity is of a character that, if presented to the Company, could be taken by the Company and (iii) waived any claim that an Identified Person is liable to the Company or its stockholders for any breach of fiduciary duty by solely by reason of the fact that such Identified Person pursues or acquires any such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.
We will need to increase the size of our organization, and may experience difficulties in managing growth.
We have no operating assets at this time and have only one part-time employee as of April 25, 2017. If we complete the Contribution and Exchange and/or proceed with other acquisitions or investments, we expect to require additional personnel and enhanced information technology systems. Future growth will impose significant added responsibilities on members of our management, including the need to identify, recruit, maintain and integrate additional employees and implement enhanced informational technology systems. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively. Future growth will also increase our costs and expenses and limit our liquidity.
Agreements and transactions involving former businesses may give rise to future claims that could materially adversely impact our capital resources.
Under an asset purchase agreement that we entered into with Origene in April 2013, Origene did not assume all of the liabilities associated with our life sciences business. Certain liabilities remained with us post-closing. For example, Origene did not assume any liabilities arising out of, relating to or resulting or accruing from or with respect to the life sciences business prior to the closing date. Such liabilities, together with other excluded liabilities under the asset purchase agreement, could be significant. While we believe that we are adequately insured against certain of the risks associated with such excluded liabilities, there can be no assurances.
From time to time we may be subject to litigation for which we may be unable to accurately assess our level of exposure and which, if adversely determined, may have a material adverse effect on our consolidated financial condition or results of operations.
We may become party to legal proceedings that are considered to be either ordinary or routine litigation incidental to our or their current or prior businesses or not material to our consolidated financial position or liquidity. There can be no assurance that we will prevail in any litigation in which we may become involved, or that our insurance coverage will be adequate to cover any potential losses. To the extent that we sustain losses from any pending litigation which are not reserved or otherwise provided for or insured against, our business, results of operations, cash flows and/or financial condition could be adversely affected.
Upon consummation of the Contribution and Exchange, we will become a holding company. As a holding company our only material assets will be our equity interests in our operating subsidiaries, and our principal source of revenue and cash flow will be distributions from our subsidiaries.
As a holding company our only material assets will be our equity interests in our operating subsidiaries, and our principal source of revenue and cash flow will be distributions from our subsidiaries. Thus our ability to service our debt, finance acquisitions and pay dividends to our stockholders in the future will be dependent on the ability of our subsidiaries to generate sufficient net income and cash flows to make upstream cash distributions to us. Our subsidiaries will be separate legal entities, and although they may be wholly-owned or controlled by us, they will have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our subsidiaries to distribute cash to us will also be subject to, among other things, restrictions that are contained in our subsidiaries’ financing agreements, availability of sufficient funds in such subsidiaries and applicable state laws. Claims of creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and stockholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us could be limited in any way, this could materially limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, or otherwise fund and conduct our business.
Turning Point is an independent public company with its own board of directors owing fiduciary duties to all stockholders, not just SDOI as a large stockholder.
Although SDOI will be a large stockholder of Turning Point upon the consummation of the Contribution and Exchange, the Turning Point board of directors will continue to have fiduciary duties to all of its stockholders. The Turning Point board may make decisions and approve actions that are in the best interests of all shareholders, even if such actions or decisions are not desirable to SDOI.
If we discover significant deficiencies in our internal controls over financial reporting, or those of any entity that we acquire, it may adversely affect our ability to provide timely and reliable financial information and satisfy our reporting obligations under federal securities laws, which also could affect the trading price of our Common Stock.
Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. A “significant deficiency” is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention of those responsible for oversight of our financial reporting.
To the extent that any material weakness or significant deficiency exists in our, or our consolidated subsidiaries’, internal control over financial reporting, such material weakness or significant deficiency may adversely affect our ability to provide timely and reliable financial information necessary for the conduct of our business and satisfaction of our reporting obligations under federal securities laws. Ineffective internal and disclosure controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Common Stock.
After the consummation of the Contribution and Exchange, we may be required to include in our periodic reports filed with the Commission, or to incorporate by reference therein, the financial statements of entities that we acquire. If any such entity does not timely provide such financial statements, it may adversely affect our ability to provide timely and reliable financial information and satisfy our reporting obligations under federal securities laws, which also could affect the trading price of our Common Stock.
We are required to file periodic reports with the Commission that contain our financial information, and after the consummation of the Contribution and Exchange, financial information of entities that we acquire or in which we hold a substantial interest. Should any such entity fail to provide us with such financial information in a timely manner, or at all, it could cause us to be delinquent in meeting our own filing requirements, and cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Common Stock.
We may be required to incur significant costs, and our activities may be restricted, to avoid investment company status. We may suffer adverse consequences if we are deemed an investment company under the Investment Company Act.
Since the sale of our life sciences business in July 2013, we have held substantially all of our assets in cash and cash equivalents and marketable securities, and have held no “investment securities,” as that term is defined in Section 3(a)(2) of the Investment Company Act. We have been conducting a good faith search for a merger or acquisition candidate, and have repeatedly and publicly disclosed our intention to acquire a business. In addition, we have not held, and do not hold, ourselves out as an investment company. The Investment Company Act contains substantive legal requirements that regulate the manner in which investment companies are permitted to conduct their business activities. We believe that we are not an investment company under the Investment Company Act. We could incur significant legal expenses if the SEC or a court questioned whether we are an investment company. If the SEC or a court were to disagree with us, we could be required to register as an investment company, which would negatively affect our ability to acquire an operating company; subject us to disclosure and accounting guidance geared toward investment, rather than operating, companies; significantly limit our ability to borrow money, issue options, issue multiple classes of stock and debt, and engage in transactions with affiliates; and require us to undertake significant costs and expenses to meet other disclosure, reporting and regulatory requirements.
In addition, if at any time it were established that we are or had been operating as an investment company in violation of the Investment Company Act, there would be a risk, among other material adverse consequences, that we would be subject to monetary penalties or injunctive relief, or both, that we could be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions undertaken during the period in which it was established that we were an unregistered investment company. If, subsequently, we were not permitted or were unable to register as an investment company as described above, it is likely that we would be forced to cease or significantly restructure operations.
In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exemption, we must ensure that we are engaged primarily in a business other than investing, reinvesting, owning, holding or trading in securities (as defined in the Investment Company Act) and that we do not own or acquire “investment securities” having a value exceeding 40% of the value of our total assets (exclusive of United States government securities and cash items) on an unconsolidated basis. Rule 3a-1 of the Investment Company Act provides an exemption from registration as an investment company if a company meets both an asset and an income test and is not otherwise primarily engaged in an investment company business by, among other things, holding itself out to the public as such or by taking controlling interests in companies with a view to realizing profits through subsequent sales of these interests. A company satisfies the asset test of Rule 3a-1 if it has no more than 45% of the value of its total assets (adjusted to exclude United States Government securities and cash) in the form of securities other than interests in United States Government securities, majority-owned subsidiaries and companies which it primarily and actively controls. A company satisfies the income test of Rule 3a-1 if it has derived no more than 45% of its net income for its last four fiscal quarters combined from securities other than interests in United States Government securities, majority owned subsidiaries and primarily controlled companies.
We may be subject to an additional tax as a personal holding company on future undistributed personal holding company income if we generate passive income in excess of operating expenses.
Section 541 of the Code subjects a corporation which is a “personal holding company”, or a PHC, as defined in the Code, to a 20% tax on “undistributed personal holding company income” in addition to the corporation’s normal income tax. Generally, undistributed personal holding company income is based on taxable income, subject to certain adjustments, most notably a deduction for federal income taxes and a modification of the usual net operating loss deduction. Personal holding company income, or PHC Income, is comprised primarily of passive investment income plus, under certain circumstances, personal service income. A corporation generally is considered to be a PHC if  (i) at least 60% of its adjusted ordinary gross income for the taxable year is PHC Income and (ii) more than 50% in value of its outstanding stock is owned, directly or indirectly, by five or fewer individuals (including, for this purpose, certain organizations and trusts) at any time during the last half of the corporation’s taxable year.
So long as the SG Parties hold more than 50% in value of our outstanding Common Stock at any time during the second half of 2017 or during any future tax year, it is possible that at least 60% of our adjusted ordinary gross income could consist of PHC Income as discussed above. Thus, there can be no assurance that we will not be subject to this tax in the future, which, in turn, may materially adversely impact our financial position, results of operations, cash flows and liquidity. In addition, if we are subject to this tax during future periods, statutory tax rate increases could significantly increase tax expense and adversely affect operating results and cash flows.
The Fifth Amended and Restated Certificate of Incorporation contains provisions which may discourage the takeover of SDOI, may make removal of our management more difficult and may depress our stock price.
The Fifth Amended and Restated Certificate of Incorporation of SDOI contains provisions that may have an anti-takeover effect and inhibit a change in our management. Such provisions could also have the effect of discouraging others from making tender offers for our Common Stock. As a result, these provisions could prevent our stockholders from receiving a premium for their shares of Common Stock above the prevailing market prices. These provisions include:
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the authority of our board of directors to issue, without stockholder approval, approximately 292,569,200 shares of our Class A Common Stock and 22,569,200 shares of our Class B Common Stock;

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the authority of our board of directors to issue, without stockholder approval, up to 500,000,000 shares of our preferred stock with such terms as our board of directors may determine;

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special meetings of our stockholders may be called only by the board of directors pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, the chairman of the board of directors, the president of SDOI, or the holders of shares of capital stock of SDOI representing a majority of the total votes eligible to be cast by holders of shares of capital stock of SDOI;

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a staggered board of directors as a result of which only one of the two classes of directors is elected each year (under the Sixth Amended and Restated Certificate of Incorporation, the board of directors is declassified and all directors are elected each year);

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advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings;

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the absence of cumulative voting rights; and

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subject to any special rights of the holders of any class or series of our stock to elect directors, removal of incumbent directors only for cause and upon the affirmative vote of at least two-thirds of the total votes that would be eligible to be cast by the stockholders in the election of such director (under the Sixth Amended and Restated Certificate of Incorporation, directors may be removed with or without cause by the affirmative vote of a majority of the total votes that would be eligible to be cast by the stockholders in the election of such director).
Limitations on liability and indemnification matters.
As permitted by the DGCL, we have included in our Fifth Amended and Restated Certificate of Incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. Our bylaws also provide that we are required to indemnify our directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we will be required to advance expenses to our directors as incurred in connection with proceedings against them for which they may be indemnified. In addition, we, by action of our board of directors, may provide indemnification and advance expenses to our officers, employees and agents (other than directors), to directors, officers, employees or agents of a subsidiary of SDOI, and to each person serving as a director, officer, partner, member, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, at our request, with the same scope and effect as the indemnification of our directors provided in our bylaws.
Our Common Stock was delisted from the NASDAQ Capital Market following the 2013 sale of our life sciences business, and there may be reduced ability to trade our Common Stock.
Because we no longer had an operating business immediately following the asset sale transaction with Origene, we were notified that, in NASDAQ’s view, we no longer satisfied the continued listing standards of the NASDAQ Capital Market, and our Common Stock was delisted from the NASDAQ Capital Market pursuant to NASDAQ’s authority under NASDAQ Listing Rule 5101. While trading of our Common Stock is currently conducted in the over-the-counter market on the OTCQB, such trading could substantially reduce the market liquidity of our Common Stock. As a result, an investor may find it more difficult to dispose of, or obtain accurate quotations for the price of, our Common Stock. Additionally, the trading market for shares of our Common Stock will consist of a decreased percentage of our total capitalization following the Contribution and Exchange, and the future trading and pricing of our Common Stock may be further limited.
As a shell company, there are restrictions on the ability of our shareholders to resell our restricted securities.
Rule 144 under the Securities Act provides a safe harbor under which holders of restricted securities and affiliates of an issuer may resell their securities into the public market. However, Rule 144 is unavailable for securities of a shell company and former shell companies until, among other things, twelve months have elapsed since the former “shell company” has filed certain information with the Commission. We expect to cease being a “shell company” upon completion of the Contribution and Exchange, and to file the requisite information with the Commission promptly thereafter. However, no assurance can be provided as to the date, if any, that our securities will again become eligible for resale under Rule 144. The unavailability of the Rule 144 resale exemption for our securities may adversely affect our ability to raise additional financing on a private placement basis, and may adversely affect the ability of parties purchasing in our private placements and our affiliates to resell their securities into the public market, all of which could have a material adverse effect on us and our shareholders.
We will have to satisfy certain requirements before our Common Stock can be listed on a national securities exchange such as NASDAQ or the NYSE.
National securities exchanges, including NASDAQ and the NYSE, prohibit a company that has completed a reverse merger with a public shell from applying to list on such an exchange (often referred to as “uplisting”) until the combined entity had traded in the U.S. over-the-counter market, on another national securities exchange, or on a regulated foreign exchange, for at least one year following the filing of all required information about the reverse merger transaction, including audited financial statements. In addition, the rules require that the former shell company has filed all of its required reports for the one-year period, including at least one annual report. Furthermore, in order to uplist, the former shell company must maintain a threshold closing stock price for a substantial period of time. The exchanges may also impose more stringent requirements upon a former shell company seeking to uplist if they so choose. As such, we cannot guarantee that we will in the future be able to cause the listing of our securities on any national securities exchange.
Our stock has generally had a low trading volume and price fluctuations in our Common Stock could result from general market and economic conditions and a variety of other factors, including factors that affect the volatility of the Common Stock of any of our publicly held subsidiaries.
During the period from January 1, 2017 through April 25, 2017, the price of our Common Stock fluctuated between $0.62 and $0.98 per share, with an average daily trading volume for the period of approximately 33,100 shares. The trading price of our Common Stock may be highly volatile and could be subject to fluctuations in response to a number of factors beyond our control, including:
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actual or anticipated fluctuations in our results of operations and, after we complete the Contribution and Exchange or other acquisitions or investments, the performance of our subsidiaries and their competitors;

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reaction of the market to our announcement of any future acquisitions or investments;

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the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

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changes in general economic conditions; and

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actions of our historical equity investors, including sales of Common Stock by our principal stockholders, our directors and our executive officers.

In addition, the trading price of our Common Stock could be subject to fluctuations in response to a number of factors that affect the volatility of the Common Stock of any of our subsidiaries, such as Turning Point, that are publicly traded. For more information, please see the section entitled “Risk Factors — Risks Related to Turning Point’s Business” below.
Future sales of substantial amounts of our Common Stock may adversely affect our market price.
Shares of our Common Stock held by the SG Parties, including those to be acquired by them under the Exchange Agreement, will be “restricted securities” under the Securities Act and held by them as our affiliates, as that term is defined in the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. However, in connection with the Contribution and Exchange, we will grant registration rights to the SG Parties under the SG Parties Registration Rights Agreement to facilitate the resale of their shares of our Common Stock. Under the SG Parties Registration Rights Agreement, the SG Parties will have the right, subject to certain conditions, to require us to register the sale of these shares under the federal securities laws. By exercising their registration rights, and selling all or a large number of their shares, the SG Parties could cause the prevailing market price of our Common Stock to decline. In addition, the shares of our Common Stock owned by the SG Parties, including those to be acquired by them under the Exchange Agreement, may in the future be saleable in the public market under Rule 144 of the Securities Act after the applicable holding period and manner and volume of sales requirements have been met, subject to the restrictions and limitations of that Rule. However, because we are a shell company, Rule 144 is not available for sales of shares of our securities until one year after we have satisfied all of the following requirements: (i) cease to be a shell company, (ii) become subject to the applicable reporting requirements of the Exchange Act, (iii) have filed all reports and other materials required to be filed by the applicable provisions of the Exchange Act for at least 12 months, and (iv) have filed certain information with the Commission reflecting that we are no longer a shell company (which we expect to do shortly after completing the Contribution and Exchange). For a detailed discussion of the SG Parties Registration Rights Agreement, see the section entitled “Ancillary Agreements to Be Entered into in Connection with the Contribution and Exchange — SG Parties Registration Rights Agreement.”

Future sales of substantial amounts of our Common Stock into the public market, or perceptions in the market that such sales could occur, may adversely affect the prevailing market price of our Common Stock and impair our ability to raise capital through the sale of additional equity securities.
Because we do not intend to pay any cash dividends on our Common Stock in the near term, capital appreciation, if any, of our Common Stock will be your sole source of potential gain for the foreseeable future. We currently intend to retain all available funds and any future earnings for use as consideration for an acquisition of an operating business or other acquisition or in the operation and expansion of our future businesses. In addition, the terms of any future financing agreements may preclude us from paying any dividends. As a result, capital appreciation, if any, of our Common Stock will be your sole source of potential gain for the foreseeable future.
Risks Relating to Turning Point’s Business
Sales of tobacco products are generally expected to continue to decline.
As a result of restrictions on advertising and promotions, increases in regulation and excise taxes, health concerns, a decline in the social acceptability of tobacco and tobacco-related products, increased pressure from anti-tobacco groups and other factors, the overall U.S. market for tobacco products has generally been declining in terms of volume of sales, and is expected to continue to decline. The general climate of declining sales of tobacco products is principally driven by the long-standing declines in cigarettes. Other Tobacco Products, or OTP, on the other hand, as measured by Management Science Associates, Inc., or MSAi, have been generating modest volume gains. For instance, while loose leaf chewing tobacco products have declined for over a decade, moist snuff tobacco, or MST, a much larger smokeless segment, has been growing in the low single digits over the same period. Additionally, cigarillo cigars and make-your-own, or MYO, cigar wraps have each demonstrated MSAi volume gains in recent years. Turning Point’s tobacco products comprised approximately 68% of its total 2016 gross sales and, while some of Turning Point’s sales volume declines have been offset by higher prices or by increased sales in other product categories, there can be no assurance that these price increases or increased sales can be sustained, especially in an environment of increased regulation and taxation and changes in consumer spending habits.
Sales of NewGen products have weakened over the last several years, as consumers of Liquid Vapor products have migrated to purchasing from non-traditional retail outlets. Turning Point has not historically covered these non-traditional outlets and has therefore suffered slowing sales of NewGen products. The market for Turning Point’s NewGen products is new and developing and is only a fraction of the size of the conventional tobacco market. In addition, although Turning Point does not market NewGen products as cessation products, in the event they are used as such, the size of the opportunity in this new market may be limited as the population of smokers that is seeking such cessation products continues to shrink.
There can be no assurance that sales of NewGen products will offset any decrease in sales of tobacco products. To the extent that any decrease in sales of tobacco products is not offset by increases in price or increases in sales of NewGen products, it may have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Turning Point depends on a small number of key third-party suppliers and producers for its products.
Turning Point’s operations are largely dependent on a small number of key suppliers and producers to supply or manufacture its products pursuant to long-term contracts. In 2016, Turning Point’s four most important suppliers and producers were: (i) Bolloré, S.A., or Bolloré, which provides Turning Point with exclusive access to the Zig-Zag cigarette paper and related accessories in the U.S. and Canada, (ii) Swedish Match AB, or Swedish Match, which produces all of Turning Point’s loose leaf chewing tobacco in the U.S., (iii) Durfort Holdings, S.A., or Durfort, from which Turning Point sources its MYO cigar wraps and (iv) JJA Distributors LLC, or JJA, from which Turning Point sources its Zig-Zag® tobacco branded cigars and cigarillos.
All of Turning Point’s Zig-Zag® premium cigarette papers, cigarette tubes and injectors are sourced from Bolloré, pursuant to a renewable 20-year exclusive agreement. This agreement was most recently renewed in 2012. In addition, under the terms of the agreement with Bolloré, Turning Point renegotiates pricing terms every five years. At the present time, Turning Point is operating under a temporary price structure and formula. The parties are considering a modified pricing formula and a potential new index and duration. There is no guarantee that Turning Point will be able to reach a new five-year pricing agreement with Bolloré at all or on terms satisfactory to Turning Point. Further, Bolloré sources its needs for Turning Point’s orders from an affiliate of one of Turning Point’s competitors.
All of Turning Point’s loose leaf tobacco products are manufactured for Turning Point by Swedish Match pursuant to a ten-year renewable agreement, which Turning Point entered into in 2008. The agreement will automatically be renewed for five successive ten-year terms unless either party provides at least 180 days’ notice prior to a renewal term of its intent to terminate the agreement or unless otherwise terminated in accordance with the provisions of the agreement. If a notice of non-renewal is delivered, the contract will expire two years after the date on which the agreement would have otherwise been renewed. Under this agreement, Turning Point retains the rights to all marketing, distribution and trademarks over the loose leaf brands that its owns or licenses. Turning Point shares responsibilities with Swedish Match related to process control, manufacturing activities, quality control and inventory management with respect to Turning Point’s loose leaf products. Turning Point relies on the performance by Swedish Match of its obligations under the agreement for the production of Turning Point’s loose leaf tobacco products. Any significant disruption in Swedish Match’s manufacturing capabilities or Turning Point’s relationship with Swedish Match, a deterioration in Swedish Match’s financial condition or an industry-wide change in business practices with respect to loose leaf tobacco products could have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Turning Point sources its MYO cigar wraps through Durfort pursuant to an agreement entered into in October 2008. Turning Point relies on Durfort to produce and package Turning Point’s MYO cigar wraps to Turning Point’s specifications. Any significant disruption in Turning Point’s relationship with Durfort, a deterioration in Durfort’s financial condition, an industry-wide change in business practices relating to MYO cigar wraps or Turning Point’s ability to source the MYO cigar wraps from them could have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Turning Point sources its Zig-Zag® tobacco branded cigars and cigarillos through JJA and its Dominican Republic partner pursuant to an agreement Turning Point entered into in April 2013. Turning Point relies on JJA to purchase and maintain an inventory all of the necessary raw materials, including packaging bearing Turning Point’s intellectual property, and to manufacture to Turning Point’s specifications and deliver the products to its designated U.S. distribution center. Turning Point cannot guarantee that JJA will continue to source sufficient quantities of Turning Point’s Zig-Zag® tobacco branded cigars or cigarillos in order for Turning Point to meet its customer demands. Any significant disruption in Turning Point’s relationship with JJA, a failure to supply Turning Point with inventory in sufficient amounts, a deterioration in JJA’s financial condition or an industry-wide change in business practices with respect to Zig-Zag® tobacco branded cigars could have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Pursuant to agreements with certain suppliers, Turning Point has agreed to store tobacco inventory purchased on Turning Point’s behalf, and generally maintain a 12- to 24-month supply of its various tobacco products, at their facilities. Turning Point cannot guarantee that its supply of these products will be adequate to meet the demands of its customers. Further, a major fire, violent weather conditions or other disasters that affect Turning Point or any of its key suppliers or producers, including Bolloré, Swedish Match, Durfort or JJA, as well as those of its other suppliers and vendors, could have a material adverse effect on Turning Point’s operations. Although Turning Point has insurance coverage for some of these events, a prolonged interruption in its operations, as well as those of its producers, suppliers and vendors, could have a material adverse effect on its business, results of operations and financial condition. In addition, Turning Point does not know whether it will be able to renew any or all of its agreements on a timely basis or on terms satisfactory to Turning Point or at all.
Any disruptions in Turning Point’s relationships with Bolloré, Swedish Match, Durfort or JJA, a failure to renew any of Turning Point’s agreements, an inability or unwillingness by any supplier to produce sufficient quantities of Turning Point’s products in a timely manner or finding a new supplier would have a significant impact on Turning Point’s ability to continue distributing the same volume and quality of products and maintain its market share, even during a temporary disruption, which could have a material adverse effect on Turning Point’s business, results of operations and financial condition.

Turning Point may be unable to identify or contract with new suppliers or producers in the event of a disruption to its supply.
In order to continue selling its products in the event of a disruption to its supply, Turning Point would have to identify new suppliers or producers that would be required to satisfy significant regulatory requirements. Only a limited number of suppliers or producers may have the ability to produce Turning Point’s products at the volumes its needs, and it could be costly or time-consuming to locate and approve such alternative sources. Moreover, it may be difficult or costly to find suppliers to produce small volumes of Turning Point’s new products in the event it is looking only to supplement current supply as suppliers may impose minimum order requirements. In addition, Turning Point may be unable to negotiate pricing or other terms with its existing or new suppliers as favorable as those its currently enjoys. Even if Turning Point were able to successfully identify new suppliers and contract with them on favorable terms, these new suppliers would also be subject to stringent regulatory approval procedures that could result in prolonged disruptions to Turning Point’s sourcing and distribution processes.
Furthermore, there is no guarantee that a new third-party supplier could accurately replicate the production process and taste profile of Turning Point’s existing products. Turning Point cannot guarantee that a failure to adequately replace its existing suppliers would not have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Turning Point’s licenses to use certain brands and trademarks may be terminated or not renewed.
Turning Point is reliant upon brand recognition in the OTP markets in which it competes, as the OTP industry is characterized by a high degree of brand loyalty and a reluctance to switch to new or unrecognizable brands on the part of consumers. Some of the brands and trademarks under which Turning Point’s products are sold are licensed to Turning Point for a fixed period of time in respect of specified markets, such as Turning Point’s distribution and license agreement with Bolloré for use of the Zig-Zag® name and associated trademarks in connection with certain of Turning Point’s cigarette papers and related products.
Turning Point has two licensing agreements with Bolloré, the first of which governs licensing and the use of the Zig-Zag® name with respect to cigarette papers, cigarette tubes and cigarette injector machines, and the second of which governs licensing and the use of the Zig-Zag® name with respect to e-cigarettes, vaporizers and e-liquids. In 2016, Turning Point generated $124.7 million in gross sales of Zig-Zag® products, of which $56.8 million was generated from products sold through Turning Point’s license agreement with Bolloré. In the event the licensing agreements with Bolloré are not renewed, the terms of the agreements bind Turning Point under a five-year non-compete clause, under which Turning Point cannot engage in direct or indirect manufacturing, selling, distributing, marketing or otherwise promoting of cigarette papers of a competitor without Bolloré’s consent, except in limited instances. Turning Point does not know whether it will renew these agreements on a timely basis or on terms satisfactory to Turning Point or at all. As a result of these restrictions, if Turning Point’s agreements with Bolloré are terminated, Turning Point may not be able to access the markets with recognizable brands that would be positioned to compete in these segments.
In the event that the licenses to use the brands and trademarks in Turning Point’s portfolio are terminated or are not renewed after the end of the term, there is no guarantee Turning Point will be able to find a suitable replacement, or that if a replacement is found, that it will be on favorable terms. Any loss in Turning Point’s brand-name appeal to its existing customers as a result of the lapse or termination of its licenses could have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Turning Point may not be successful in maintaining the consumer brand recognition and loyalty of its products.
Turning Point competes in a market that relies on innovation and the ability to react to evolving consumer preferences. The tobacco industry in general, and the OTP industry in particular, is subject to changing consumer trends, demands and preferences. Therefore, products once favored may over time become disfavored by consumers or no longer perceived as the best option. Consumers in the OTP market have demonstrated a high degree of brand loyalty, but producers must continue to adapt their products in order to maintain their status among these customers as the market evolves. The Zig-Zag® brand has strong brand recognition among smokers, and Turning Point’s continued success depends in part on its ability to continue to differentiate the brand names that its owns or licenses and maintain similarly high levels of recognition with target consumers. Trends within the OTP industry change often and Turning Point’s failure to anticipate, identify or react to changes in these trends could, among other things, lead to reduced demand for its products. Factors that may affect consumer perception of Turning Point’s products include health trends and attention to health concerns associated with tobacco, price-sensitivity in the presence of competitors’ products or substitute products and trends in favor of new NewGen products that are currently being researched and produced by participants in Turning Point’s industry. For example, in recent years, Turning Point has witnessed a shift in consumer purchases from chewing tobacco to moist snuff, due in part to its increased affordability. Along with its biggest competitors in the chewing tobacco market, which also produce moist snuff, Turning Point has been able to shift priorities and adapt to this change. A failure to react to similar trends in the future could enable Turning Point’s competitors to grow or establish their brands’ market share in these categories before Turning Point has a chance to respond.
Consumer perceptions of the overall health of tobacco-based products is likely to continue to shift, and Turning Point’s success depends, in part, on its ability to anticipate these shifting tastes and the rapidity with which the markets in which Turning Point competes will evolve in response to these changes on a timely and affordable basis. If Turning Point is unable to respond effectively and efficiently to changing consumer preferences, the demand for its products may decline which could have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Regulations may be enacted in the future, particularly in light of increasing restrictions on the form and content of marketing of tobacco products, which would make it more difficult to appeal to Turning Point’s consumers or to leverage existing recognition of the brands that Turning Point owns or licenses. Furthermore, even if Turning Point is able to continue to distinguish its products, there can be no assurance that the sales, marketing and distribution efforts of Turning Point’s competitors will not be successful in persuading consumers of its products to switch to their products. Many of Turning Point’s competitors have greater access to resources than does Turning Point, which better positions them to conduct market research in relation to branding strategies or costly marketing campaigns. Any loss of consumer brand loyalty to Turning Point’s products or in its ability to effectively brand its products in a recognizable way will have a material effect on Turning Point’s ability to continue to sell its products and maintain its market share, which could have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Turning Point is subject to substantial and increasing regulation.
The tobacco industry has been under public scrutiny for over fifty years. Industry critics include special interest groups, the U.S. Surgeon General and many legislators and regulators at the state and federal levels. A wide variety of federal, state and local laws limit the advertising, sale and use of tobacco and these laws have proliferated in recent years. Together with changing public attitudes towards tobacco consumption, the constant expansion of regulations has been a major cause of the overall decline in the consumption of tobacco products since the early 1970s. These regulations relate to, among other things, the importation of tobacco products and shipping throughout the U.S. market, increases in the minimum age to purchase tobacco products, imposition of taxes, sampling and advertising bans or restrictions, flavor bans or restrictions, ingredient and constituent disclosure requirements and media campaigns and restrictions on where smokers can smoke. Additional restrictions may be legislatively imposed or agreed to in the future. These limitations may make it difficult for Turning Point to maintain the value of any brand.
Moreover, the current trend is toward increasing regulation of the tobacco industry, which is likely to differ between the various U.S. states and Canadian provinces in which Turning Point currently conducts the majority of its business. Extensive and inconsistent regulation by multiple states and at different governmental levels could prove to be particularly disruptive to Turning Point’s business as well, as Turning Point may be unable to accommodate such regulations in a cost-effective manner that allows it to continue to compete in an economically viable way. Regulations are often introduced without the tobacco industry’s input and have been a significant reason behind reduced industry sales volumes and increased illicit trade.
In 1986, federal legislation was enacted regulating smokeless tobacco products (including dry and moist snuff and chewing tobacco) by, among other things, requiring health warnings on smokeless tobacco packages and prohibiting the advertising of smokeless tobacco products on media subject to the jurisdiction of the Federal Communications Commission, or the FCC. Since 1986, other proposals have been made at the federal, state and local levels for additional regulation of tobacco products and it is likely that additional proposals will be made in the coming years. For example, the Prevent All Cigarette Trafficking Act prohibits the use of the U.S. Postal Service to mail most tobacco products and amends the Jenkins Act, which established cigarette sales reporting requirements for state excise tax collection, to require individuals and businesses that make interstate sales of cigarettes or smokeless tobacco comply with state tax laws. See “—There is uncertainty related to the federal regulation of NewGen products, cigars and pipe tobacco products.” Additional federal or state regulation relating to the manufacture, sale, distribution, advertising, labeling, mandatory ingredients disclosure and nicotine yield information disclosure of tobacco products could reduce sales, increase costs and have a material adverse effect on Turning Point’s business, results of operations and financial condition.
On June 22, 2009, the Family Smoking Prevention and Tobacco Control Act, or the Tobacco Control Act, authorized the Food and Drug Administration, or the FDA, for regulatory authority over tobacco products. The Tobacco Control Act also amended the Federal Cigarette Labeling and Advertising Act, which governs how cigarettes can be advertised and marketed, as well as the Comprehensive Smokeless Tobacco Health Education Act, or the CSTHEA, which governs how smokeless tobacco can be advertised and marketed. In addition to the FDA and FCC, Turning Point is subject to regulation by numerous other federal agencies, including the Federal Trade Commission, or the FTC, the Department of Justice, or the DOJ, the Alcohol and Tobacco Tax and Trade Bureau, or the TTB, the U.S. Environmental Protection Agency, or the EPA, the U.S. Department of Agriculture, or the USDA, the Consumer Product Safety Commission, or the CPSC, the U.S. Customs and Border Protection, or the CBP, and the U.S. Center for Disease Control and Prevention’s Office on Smoking and Health, or the CDC. There have also been adverse legislative and political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry, which have received widespread public attention. There can be no assurance as to the ultimate content, timing or effect of any regulation of tobacco products by governmental bodies, nor can there be any assurance that potential corresponding declines in demand resulting from negative media attention would not have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Turning Point’s products are regulated by the FDA, which has broad regulatory powers.
Substantially all of Turning Point’s 2016 U.S. gross sales are derived from the sale of products that are currently regulated by the FDA. The Tobacco Control Act grants the FDA broad regulatory authority over the design, manufacture, sale, marketing and packaging of tobacco products. Among the regulatory powers conferred to the FDA under the Tobacco Control Act is the authority to impose tobacco product standards that are appropriate for the protection of the public health, require manufacturers to obtain FDA review and authorization for the marketing of certain new or modified tobacco products and impose various additional restrictions. Such restrictions may include requiring reduction or elimination of the use of particular constituents or components, requiring product testing, or addressing other aspects of tobacco product construction, constituents, properties or labeling.
Specifically, the Tobacco Control Act (i) increases the number of health warnings required on cigarette and smokeless tobacco products, increases the size of warnings on packaging and in advertising, requires the FDA to develop graphic warnings for cigarette packages, and grants the FDA authority to require new warnings, (ii) imposes restrictions on the sale and distribution of tobacco products, including significant restrictions on tobacco product advertising and promotion as well as the use of brand and trade names, (iii) bans the use of  “light,” “mild,” “low” or similar descriptors on tobacco products, (iv) bans the use of “characterizing flavors” in cigarettes other than tobacco or menthol, (v) requires manufacturers to report ingredients and harmful constituents and requires the FDA to disclose certain constituent information to the public, (vi) authorizes the FDA to require the reduction of nicotine and the potential reduction or elimination of other constituents or additives, including menthol, (vii) establishes potentially expensive and time-consuming pre-market and “substantial equivalence” review pathways for tobacco products that are considered new, (viii) gives FDA broad authority to deny product applications thereby preventing the sale or distribution of the product subject to the application (and requiring such product to be removed from the market, if applicable), and (ix) requires tobacco product manufacturers (and certain other entities) to register with the FDA.

The FDA charges user fees based on the USDA unit calculations pro-rated to the annualized FDA congressionally allocated budget. These fees only apply to certain products currently regulated by the FDA, which include Turning Point’s smokeless and smoking products (other than cigarette paper products), but Turning Point may in the future be required to pay such fees on more of its products, and Turning Point cannot accurately predict which additional products may be subject to such fees or the magnitude of such fees, which could become significant.
Although the FDA is prohibited from issuing regulations banning all cigarettes or all smokeless tobacco products, or requiring the reduction of nicotine yields of a tobacco product to zero, it is likely that its regulations in accordance with the Tobacco Control Act could result in a decrease in cigarette and smokeless tobacco sales in the U.S. Turning Point believes that such regulation could adversely affect its ability to compete against its larger competitors, who may be able to more quickly and cost-effectively comply with these new rules and regulations. Turning Point’s ability to gain efficient market clearance for new tobacco products, or even to keep existing products on the market, could also be affected by FDA rules and regulations. Some of Turning Point’s currently marketed products that are subject to FDA regulation will require marketing authorizations from the FDA for Turning Point to continue marketing them (e.g., pre-market or substantial equivalence marketing authorizations, as applicable to the product), which Turning Point cannot guarantee it will be able to obtain. In addition, failure to comply with new or existing tobacco laws under which the FDA imposes regulatory requirements could result in significant financial penalties and government investigations of us. To the extent Turning Point is unable to respond to, or comply with, new FDA regulations it could have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Many of Turning Point’s products contain nicotine, which is considered to be a highly addictive substance.
Many of Turning Point’s products contain nicotine, a chemical that is considered to be highly addictive. The Tobacco Control Act empowers the FDA to regulate the amount of nicotine found in tobacco products, but not to require the reduction of nicotine yields of a tobacco product to zero. Any FDA regulation, whether of nicotine levels or other product attributes, may require Turning Point to reformulate, recall and/or discontinue certain of the products Turning Point may sell from time to time, which may have a material adverse effect on Turning Point’s ability to market its products and have a material adverse effect on Turning Point’s business, results of operations and financial condition.
There is uncertainty related to the federal regulation of NewGen products, cigars and pipe tobacco products.
Since their introduction, there has been significant uncertainty regarding whether, how and when tobacco regulations would apply to NewGen products, such as electronic cigarettes or other vaporizer products. Based on a decision in December 2010 by the U.S. Court of Appeals for the D.C. Circuit, or the Sottera decision, the FDA is permitted to regulate electronic cigarettes containing tobacco-derived nicotine as “tobacco products” under the Tobacco Control Act.
Effective August 8, 2016, FDA’s regulatory authority under the Tobacco Control Act was extended to all remaining tobacco products, including: (i) certain NewGen products (such as electronic cigarettes, vaporizers and e-liquids) and their components or parts (such as tanks, coils and batteries); (ii) cigars and their components or parts (such as cigar tobacco); (iii) pipe tobacco, (iv) hookah products; or (v) any other tobacco product “newly deemed” by FDA. These deeming regulations apply to all products made or derived from tobacco intended for human consumption, but excluding accessories of tobacco products (such as lighters).
The deeming regulations require Turning Point to (i) register with the FDA and report product and ingredient listings; (ii) market newly deemed products only after FDA review and approval; (iii) only make direct and implied claims of reduced risk if the FDA approves after finding that scientific evidence supports the claim and that marketing the product will benefit public health as a whole; (iv) refrain from distributing free samples; (v) implement minimum age and identification restrictions to prevent sales to individuals under age 18; (vi) develop an approved warning plan and include prescribed health warnings on packaging and advertisements; and (vii) refrain from selling the products in vending machines, unless the machine is located in a facility that never admits youth. Newly-deemed tobacco products are also subject to the other requirements of the Tobacco Control Act, such as that they not be adulterated or misbranded. The FDA could in the future promulgate good manufacturing practice regulations for these and Turning Point’s other products, which could have a material adverse impact on Turning Point’s ability and the cost to manufacture its products.
Marketing authorizations will be necessary in order for Turning Point to continue its distribution of NewGen and cigar and pipe tobacco products. Compliance dates vary depending upon type of application submitted, but all newly-deemed products will require an application no later than February 8, 2018 (substantial equivalence filing) or August 8, 2018 (pre-market application filing) with the exception of Turning Point’s “grandfathered” products (products in commerce as of February 15, 2007) which are already authorized, unless FDA grants extensions to these compliance periods. Turning Point intends to timely file for the appropriate authorizations to allow Turning Point to sell its products in the U.S. Turning Point has no assurances that the outcome of such processes will result in its products receiving marketing authorizations from the FDA. Turning Point also has certain previously-regulated tobacco products which remain subject to “provisional” substantial equivalence filings made on March 22, 2011. If the FDA establishes regulatory processes that Turning Point is unable or unwilling to comply with, Turning Point’s business, results of operations, financial condition and prospects could be adversely affected.
The anticipated costs of complying with future FDA regulations will be dependent on the rules issued by the FDA, the timing and clarity of any new rules or guidance documents accompanying these rules, the reliability and simplicity (or complexity) of the electronic systems utilized by FDA for information and reports to be submitted, and the details required by FDA for such information and reports with respect to each regulated product (which have yet to be issued by FDA). Failure to comply with existing or new FDA regulatory requirements could result in significant financial penalties and could have a material adverse effect on Turning Point’s business, results of operations, financial condition and ability to market and sell its products. Compliance and related costs could be substantial and could significantly increase the costs of operating in Turning Point’s NewGen and cigar and pipe tobacco product markets.
In addition, failure to comply with the Tobacco Control Act and with FDA regulatory requirements could result in litigation, criminal convictions or significant financial penalties and could impair Turning Point’s ability to market and sell its electronic and vaporizer products. At present, Turning Point is not able to predict whether the Tobacco Control Act will impact its products to a greater degree than competitors in the industry, thus affecting its competitive position.
Furthermore, neither the Prevent All Cigarette Trafficking Act nor the Federal Cigarette Labeling and Advertising Act currently apply to NewGen products. There may, in the future, also be increased regulation of additives in smokeless products and internet sales of NewGen products. The application of either or both of these federal laws, and of any new laws or regulations which may be adopted in the future, to NewGen products or such additives could result in additional expenses and require Turning Point to change its advertising and labeling, and methods of marketing and distribution of its products, any of which could have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Significant increases in state and local regulation of Turning Point’s NewGen products have been proposed or enacted and are likely to continue to be proposed or enacted in numerous jurisdictions.
There has been increasing activity on the state and local levels with respect to scrutiny of NewGen products. State and local governmental bodies across the U.S. have indicated NewGen products may become subject to new laws and regulations at the state and local levels. For example, in January 2015, the California Department of Health declared electronic cigarettes a health threat that should be strictly regulated like tobacco products. Further, some states and cities have enacted regulations that require obtaining a tobacco retail license in order to sell electronic cigarettes and vaporizer products. Many states and some cities have passed laws restricting the sale of electronic cigarettes and vaporizer products to minors. If one or more states from which Turning Point generates or anticipates generating significant sales of NewGen products bring actions to prevent Turning Point from selling its NewGen products unless Turning Point obtains certain licenses, approvals or permits, and if Turning Point is not able to obtain the necessary licenses, approvals or permits for financial reasons or otherwise and/or any such license, approval or permit is determined to be overly burdensome to Turning Point, then Turning Point may be required to cease sales and distribution of its products to those states, which could have a material adverse effect on Turning Point’s business, results of operations and financial condition.

Certain states and cities have already restricted the use of electronic cigarettes and vaporizer products in smoke-free venues. Additional city, state or federal regulators, municipalities, local governments and private industry may enact rules and regulations restricting the use of electronic cigarettes and vaporizer products in those same places where cigarettes cannot be smoked. Because of these restrictions, Turning Point’s customers may reduce or otherwise cease using its NewGen products, which could have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Increases in tobacco-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted in numerous jurisdictions.
Tobacco products, premium cigarette papers and tubes have long been subject to substantial federal, state and local excise taxes. Such taxes have frequently been increased or proposed to be increased, in some cases significantly, to fund various legislative initiatives or further disincentivize smoking. Since 1986, smokeless products have been subject to federal excise tax. Smokeless products are taxed by weight (in pounds or fractional parts thereof) manufactured or imported.
Since the State Children’s Health Insurance Program, or S-CHIP, reauthorization in early 2009, which utilizes, among other things, taxes on tobacco products to fund health insurance coverage for children, the federal excise tax increases adopted have been substantial and have materially reduced sales in the “roll your own”, or RYO, /MYO cigarette smoking products market, and also caused volume declines in other markets. Although the RYO/MYO cigarette smoking tobacco and related products market had been one of the fastest growing markets in the tobacco industry in the five years prior to 2009, the reauthorization of S-CHIP increased the federal excise tax on RYO tobacco from $1.10 to $24.78 per pound, and materially reduced the MYO cigarette smoking tobacco market in the U.S. There have not been any increases announced since 2009, but Turning Point cannot guarantee that it will not be subject to further increases, nor whether any such increases will affect prices in a way that further deters consumers from purchasing its products and/or affects its net revenues in a way that renders Turning Point unable to compete effectively.
In addition to federal excise taxes, every state and certain city and county governments have imposed substantial excise taxes on sales of tobacco products, and many have raised or proposed to raise excise taxes in recent years. Approximately one-half of the states tax MST on weight-based versus unit-based. Additional states may consider adopting such revised tax structures as well. Tax increases, depending on their parameters, may result in consumers switching between tobacco products or depress overall tobacco consumption, which is likely to result in declines in overall sales volumes.
Any future enactment of increases in federal or state excise taxes on Turning Point’s tobacco products or rulings that require certain of its products to be categorized differently for excise tax purposes could adversely affect demand for its products and may result in consumers switching between tobacco products or a depression in overall tobacco consumption, which would have a material adverse effect on Turning Point’s business, results of operations and financial condition.
If Turning Point’s NewGen products become subject to increased taxes it could adversely affect its business.
Presently the sale of NewGen products is generally not subject to federal, state and local excise taxes like the sale of conventional cigarettes or other tobacco products, all of which generally have high tax rates and have faced significant increases in the amount of taxes collected on their sales. In recent years, however, state and local governments have taken actions to move towards imposing excise taxes on NewGen products. As of January 1, 2017, the District of Columbia, Kansas, Louisiana, Minnesota, North Carolina, Pennsylvania, West Virginia and certain localities impose excise taxes on electronic cigarettes and/or liquid vapor. In addition, the state of California has passed legislation approving excise taxes that will take effect in April 2017. Other jurisdictions are contemplating similar legislation and other restrictions on electronic cigarettes. Should federal, state and local governments and or other taxing authorities begin or continue to impose excise taxes similar to those levied against conventional cigarettes and tobacco products on NewGen products, it may have a material adverse effect on the demand for these products, as consumers may be unwilling to pay the increased costs, which in turn could have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Turning Point may be subject to increasing international control and regulation.
The World Health Organization’s Framework Convention on Tobacco Control, or the FCTC, is the first international public health treaty that establishes a global agenda to reduce initiation of tobacco use and regulate tobacco in an effort to encourage tobacco cessation. Over 170 governments worldwide have ratified the FCTC. The FCTC has led to increased efforts to reduce the supply and demand of tobacco products and to encourage governments to further regulate the tobacco industry. The tobacco industry expects significant regulatory developments to take place over the next few years, driven principally by the FCTC. Regulatory initiatives that have been proposed, introduced or enacted include:
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the levying of substantial and increasing tax and duty charges;

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restrictions or bans on advertising, marketing and sponsorship;

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the display of larger health warnings, graphic health warnings and other labeling requirements;

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restrictions on packaging design, including the use of colors and generic packaging;

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restrictions or bans on the display of tobacco product packaging at the point of sale, and restrictions or bans on cigarette vending machines;

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requirements regarding testing, disclosure and performance standards for tar, nicotine, carbon monoxide and other smoke constituents levels;

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requirements regarding testing, disclosure and use of tobacco product ingredients;

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increased restrictions on smoking in public and work places and, in some instances, in private places and outdoors;

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elimination of duty free allowances for travelers; and

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encouraging litigation against tobacco companies.

If the U.S. becomes a signatory to the FCTC and/or national laws are enacted in the U.S. that reflect the major elements of the FCTC, Turning Point’s business, results of operations and financial condition could be materially and adversely affected. If NewGen products become subject to one or more of the significant regulatory initiatives proposed under the FCTC, Turning Point’s NewGen products segment may also be materially adversely affected.
As part of Turning Point’s strategy, it has begun strategic international expansions, such as introducing its moist snuff tobacco products in South America and cigar products in Canada. This and other future expansions may subject Turning Point to additional or increasing international regulation, either by the countries that are the object of the strategic expansion or through international regulatory regimes, such as the FCTC, to which those countries may be signatories.
Liquid vapor products containing nicotine have not been approved for sale in Canada. Some Canadian provinces have restricted sales and marketing of electronic cigarettes, and other provinces are in the process of passing similar legislation. Furthermore, some Canadian provinces have limited the use of electronic cigarettes and vaporizer products in public places. As a result, Turning Point is unable to market these products in the relevant parts of Canada. These measures, and any future measures taken to limit the marketing, sale and use of NewGen products may have a material adverse effect on Turning Point’s business, results of operations and financial condition.
To the extent Turning Point’s existing or future products become subject to international regulatory regimes that Turning Point is unable to comply with or fail to comply with, they may have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Turning Point’s distribution efforts rely in part on its ability to leverage relationships with large retailers and national chains.
Turning Point’s distribution efforts rely in part on its ability to leverage relationships with large retailers and national chains to sell and promote its products, which is dependent upon the strength of the brand names that Turning Point owns or licenses and its salesforce effectiveness. In order to maintain these relationships, Turning Point must continue to supply products that will bring steady business to these retailers and national chains. Turning Point may not be able to sustain these relationships or establish other relationships with such entities, which could have a material adverse effect on Turning Point’s ability to execute its branding strategies, its ability to access the end-user markets with its products or its ability to maintain its relationships with the producers of its products. For example, if Turning Point is unable to meet benchmarking provisions in contracts or if Turning Point is unable to maintain and leverage its retail relationships on a scale sufficient to make Turning Point an attractive distributor, it would have a material adverse effect on its ability to source products, and on its business, results of operations and financial condition.
In addition, there are factors beyond Turning Point’s control that may prevent Turning Point from leveraging existing relationships, such as industry consolidation. If Turning Point is unable to develop and sustain relationships with large retailers and national chains, or are unable to leverage those relationships due to factors such as a decline in the role of brick-and-mortar retailers in the North American economy, Turning Point’s capacity to maintain and grow brand and product recognition and increase sales volume will be significantly undermined. In such an event, Turning Point may ultimately be forced to pursue and rely on local and more fragmented sales channels, which will have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Turning Point has a substantial amount of indebtedness that could affect its financial condition.
Turning Point currently has $145 million outstanding under its 2017 First Lien Credit Agreement, $55.0 million outstanding under its 2017 Second Lien Credit Facility and $31.5 million of borrowings outstanding under its 2017 Revolving Credit Facility, with the ability to borrow an additional $18.5 million under the 2017 Revolving Credit Facility. If Turning Point cannot generate sufficient cash flow from operations to service its debt, Turning Point may need to further refinance its debt, dispose of assets or issue equity to obtain necessary funds. Turning Point does not know whether it will be able to do any of this on a timely basis or on terms satisfactory to Turning Point or at all.
Turning Point’s substantial amount of indebtedness could limit its ability to:
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obtain necessary additional financing for working capital, capital expenditures or other purposes in the future;

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plan for, or react to, changes in its business and the industries in which it operates;

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make future acquisitions or pursue other business opportunities;

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react in an extended economic downturn; and

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pay dividends to the extent it determines to do so in the future.

The terms of the agreement governing Turning Point’s indebtedness may restrict its current and future operations, which would adversely affect its ability to respond to changes in its business and to manage its operations.
Turning Point’s 2017 Revolving Credit Facility, 2017 First Lien Credit Agreement and 2017 Second Lien Credit Facility contain, and any future indebtedness of Turning Point’s would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on Turning Point, including restrictions on its ability to, among other things:
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incur additional debt;

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pay dividends and make other restricted payments;

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create liens;

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make investments and acquisitions;

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engage in sales of assets and subsidiary stock;

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enter into sale-leaseback transactions;

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enter into transactions with affiliates;

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transfer all or substantially all of its assets or enter into merger or consolidation transactions; and

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enter into certain hedging agreements.

Turning Point’s 2017 Revolving Credit Facility, 2017 First Lien Credit Agreement and 2017 Second Lien Credit Facility also require Turning Point to maintain certain financial ratios. As of December 31, 2016, Turning Point was in compliance with the financial and restrictive covenants in its previous debt facility. However, a failure by Turning Point to comply with the covenants or financial ratios in its debt instruments could result in an event of default under the applicable facility, which could adversely affect its ability to respond to changes in its business and manage its operations. In the event of any default under Turning Point’s 2017 Revolving Credit Facility, 2017 First Lien Credit Agreement or 2017 Second Lien Credit Facility, the lenders under Turning Point’s debt instruments could elect to declare all amounts outstanding under such instruments to be due and payable and require Turning Point to apply all of its available cash to repay these amounts. If the indebtedness under Turning Point’s 2017 Revolving Credit Facility, 2017 First Lien Credit Agreement or 2017 Second Lien Credit Facility were to be accelerated, which would cause an event of default and a cross-acceleration of its obligations under its other debt instruments, there can be no assurance that Turning Point’s assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Turning Point faces intense competition and may fail to compete effectively.
Turning Point is subject to significant competition across its segments, and competes against companies in all segments that have access to significant resources in terms of technology, relationships with suppliers and distributors and access to cash flow and financial markets.
The OTP industry is characterized by brand recognition and loyalty, with product quality, price, marketing and packaging constituting the primary methods of competition. Substantial marketing support, merchandising display, competitive pricing and other financial incentives generally are required to introduce a new brand or to improve or maintain a brand’s market position. Turning Point’s principal competitors are “big tobacco,” Altria Group, Inc. (formerly Phillip Morris) and Reynolds American Inc., as well as Swedish Match, Swisher International and manufacturers of electronic cigarettes, including U.K.-based Imperial Brands PLC. These competitors are significantly larger than Turning Point and aggressively seek to limit the distribution or sale of other companies’ products, both at the wholesale and retail levels. For example, certain competitors have entered into agreements limiting retail-merchandising displays of other companies’ products or imposing minimum prices for OTP products, thereby limiting their competitors’ ability to offer discounted products. In addition, the tobacco industry is experiencing a trend toward industry consolidation, most recently evidenced by the planned acquisition of Reynolds American, Inc. by British American Tobacco p.l.c. which is expected to close in the third quarter of 2017 and the June 2015 acquisition of Lorillard Inc. by Reynolds American Inc. Industry consolidation could result in a more competitive environment if Turning Point’s competitors are able to increase their combined resources, enhance their access to national distribution networks, or become acquired by established companies with greater resources than Turning Point’s. Any inability to compete due to Turning Point’s smaller scale as the industry continues to consolidate and be dominated by “big tobacco” could have a material adverse effect on Turning Point’s business, results of operations and financial condition.
The competitive environment and Turning Point’s competitive position is also significantly influenced by economic conditions, the state of consumer confidence, competitors’ introduction of low-priced products or innovative products, higher taxes, higher absolute prices and larger gaps between price categories and product regulation that diminishes the consumer’s ability to differentiate tobacco products. Due to the impact of these factors, as well as higher state and local excise taxes and the market share of deep discount brands, the tobacco industry has become increasingly price competitive. As Turning Point seeks to adapt to the price competitive environment, its competitors that are better capitalized may be able to sustain price discounts for long periods of time by spreading the loss across their expansive portfolios, with which Turning Point is not positioned to compete.
Competition in the electronic cigarette and vaporizer products industry is particularly intense. The nature of Turning Point’s NewGen product competitors is varied as the market is highly fragmented. In addition, some marketers still have the ability to access sales channels through the mail, which is no longer available in the markets for traditional tobacco products, and which facilitates market access for a range of competitors who would otherwise find themselves at a competitive disadvantage in a brick-and-mortar context.

“Big tobacco” has also established its presence in the NewGen products market. There can be no assurance that Turning Point’s products will be able to compete successfully against these companies or any of Turning Point’s other competitors, some of which have far greater resources, capital, experience, market penetration, sales and distribution channels than us. In addition, there are currently no U.S. restrictions on advertising electronic cigarettes and vaporizer products and competitors, including “big tobacco,” may have more resources than Turning Point for advertising expenses, which could have a material adverse effect on Turning Point’s ability to build and maintain market share, and thus have a material adverse effect on Turning Point’s business, results of operations and financial condition.
The market for NewGen products is a niche market, subject to a great deal of uncertainty and is still evolving.
Vaporizer products and electronic cigarettes, having recently been introduced to market, are at an early stage of development, and represent core components of a niche market that is evolving rapidly and is characterized by a number of market participants. Rapid growth in the use of, and interest in, vaporizer products and electronic cigarettes is recent, and may not continue on a lasting basis. The demand and market acceptance for these products is subject to a high level of uncertainty. Therefore, Turning Point is subject to all of the business risks associated with a new enterprise in a niche market. Continued evolution, uncertainty and the resulting increased risk of failure of Turning Point’s new and existing product offerings in this market could have a material adverse effect on Turning Point’s ability to build and maintain market share and on Turning Point’s business, results of operations and financial condition. Further, there can be no assurance that Turning Point will be able to continue to effectively compete in the NewGen products marketplace.
Turning Point may become subject to significant product liability litigation.
The tobacco industry has experienced and continues to experience significant product liability litigation. Most tobacco liability lawsuits have been brought against manufacturers and sellers of cigarettes by individual plaintiffs, often participating on a class-action basis, for injuries allegedly caused by cigarette smoking or by exposure to cigarette smoke. However, several lawsuits have also been brought against Turning Point and other manufacturers and sellers of smokeless products for injuries to health allegedly caused by use of smokeless products. There are several such suits pending against Turning Point with limited activity. In addition to the risks to Turning Point’s business, results of operations and financial condition resulting from adverse results in any such action, ongoing litigation may divert management’s attention and resources, which could have an impact on Turning Point’s business and operations. For a description of current material litigation to which Turning Point or its subsidiaries are a party, see the section entitled “Certain Information Concerning the Business of Turning Point’s – Legal Proceedings.” Turning Point cannot predict with certainty the outcome of these claims and there can be no assurance that Turning Point will not sustain losses in connection with such lawsuits and that such losses will not have a material adverse effect on Turning Point’s business, results of operations and financial condition.
In addition to current and potential future claims related to its smoking and smokeless products, Turning Point may be subject to claims in the future relating to its NewGen products. As a result of their relative novelty, electronic cigarette and vaporizer product manufacturers and sellers have only recently become subject to litigation. Turning Point may see increasing litigation over NewGen products or the regulation of its products as the regulatory regimes surrounding these products develop.
As a result, Turning Point may face substantial costs due to increased product liability litigation relating to new regulations or other potential defects associated with its NewGen products, which could have a material adverse effect on Turning Point’s business, results of operations and financial condition.
The scientific community has not yet studied extensively the long-term health effects of electronic cigarette, vaporizer or e-liquids products use.
Electronic cigarettes, vaporizers and related products were recently developed and therefore the scientific community has not had a sufficient period of time to study the long-term health effects of their use. Currently, there is no way of knowing whether these products are safe for their intended use. If the scientific community were to determine conclusively that use of any or all of these products poses long-term health risks, market demand for these products and their use could materially decline. Such a determination could also lead to litigation and significant regulation. Loss of demand for Turning Point’s product, product liability claims and increased regulation stemming from unfavorable scientific studies on these products could have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Turning Point is required to maintain and contribute cash amounts to an escrow account in order to be compliant with a settlement agreement between Turning Point and certain U.S. states and territories.
In November 1998, the major U.S. cigarette manufacturers entered into the Master Settlement Agreement, or the MSA, and the Smokeless Tobacco Master Settlement Agreement, or the STMSA, with 46 U.S. states and certain U.S. territories and possessions. Pursuant to the MSA and subsequent states’ statutes, a “cigarette manufacturer” (which is defined to also include a manufacturer of RYO/MYO cigarette tobacco) has the option of either becoming a signatory to the MSA, or, as Turning Point has elected, operating as a non-participating manufacturer, or NPM, by funding and maintaining an escrow account, with sub-accounts on behalf of each settling state. These NPM escrow accounts are governed by states’ escrow and complementary statutes that are generally monitored by the Office of the State Attorney General. The statutes require NPM companies to deposit, on an annual basis, into qualified banks’ escrow funds based on the number of cigarettes or cigarette equivalents, which is measured by pounds of RYO/MYO tobacco sold. NPM companies are, within specified limits, entitled to direct the investment of the escrowed funds and withdraw any interest or appreciation, but cannot withdraw the principal for twenty-five years from the year of each annual deposit, except to withdraw funds deposited pursuant to an individual state’s escrow statute to pay a final judgment to that state’s plaintiffs in the event of such a final judgment. The investment vehicles available to Turning Point are specified in the state escrow agreements and are limited to low-risk government securities.
Various states have enacted or proposed complementary legislation intended to curb the activity of certain manufacturers and importers of cigarettes or MYO tobacco that are selling into MSA states without signing the MSA or who have failed to properly establish and fund a qualifying escrow account. Turning Point believes it has been and is currently fully compliant with all applicable laws, regulations and statutes, although compliance-related issues may, from time to time, be disruptive to Turning Point’s business, any of which could have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Pursuant to the NPM escrow account statutes, in order to be compliant with the NPM escrow requirements, Turning Point is required to deposit such funds for each calendar year into a qualifying escrow account by April 15 of the following year with each year’s deposit being released from escrow after 25 years. Turning Point has deposited less than $0.1 million relating to 2016 sales and anticipates deposits of less than $0.1 million relating to 2016 sales during April 2017. As of December 31, 2016, Turning Point had made deposits of approximately $31.9 million.
Although no such legislation has been proposed or enacted, future changes to the MSA, such as legislation that extends the MSA to products to which it does not currently apply, or legislation that limits the ability of companies to receive unused escrow funds after 25 years, may have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Despite the amounts maintained and funded to the escrow account, compliance with the funding requirements for the escrow account does not necessarily prevent future federal and/or state regulations with respect to the OTP industry from having a material adverse effect on Turning Point’s business, results of operations and financial condition.
Competition from illicit sources may have an adverse effect on Turning Point’s overall sales volume, restricting the ability to increase selling prices and damaging brand equity.
Illicit trade and tobacco trafficking in the form of counterfeit products, smuggled genuine products and locally manufactured products on which applicable taxes are evaded, represent a significant and growing threat to the legitimate tobacco industry. Factors such as increasing tax regimes, regulatory restrictions, compliance requirements and economic downturn are encouraging more consumers to switch to illegal, cheaper tobacco products and providing greater rewards for smugglers. Illicit trade can have an adverse effect on Turning Point’s overall sales volume, restrict the ability to increase selling prices, damage brand equity and may lead to commoditization of its products.
Although Turning Point combats counterfeiting of its products by engaging in certain tactics, such as requiring all sales force personnel to randomly collect its products from retailers in order to be tested by its quality control team, maintaining a quality control group that is responsible for identifying counterfeit products and using a private investigation firm to help perform surveillance of retailers Turning Point suspects are selling counterfeit products, no assurance can be given that Turning Point will be able to detect or stop sales of all counterfeit products. In addition, Turning Point has in the past and will continue to bring suits against retailers and distributors that sell certain counterfeit products. While Turning Point has been successful in securing financial recoveries from and helping to obtain criminal convictions of counterfeiters in the past, no assurance can be given that Turning Point will be successful in any such suits or that such suits will be successful in stopping other retailers or distributors from selling counterfeit products. Even if Turning Point is successful, such suits could consume a significant amount of management’s time and could also result in significant expenses to the company. Any failure to track and prevent counterfeiting of Turning Point’s products could have a material adverse on its ability to maintain or effectively compete for the products Turning Point distributes under its brand names, which would have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Reliance on information technology means a significant disruption could affect Turning Point’s communications and operations.
Turning Point increasingly relies on information technology systems for its internal communications, controls, reporting and relations with customers and suppliers and information technology is becoming a significantly important tool for its sales staff. Turning Point’s marketing and distribution strategy is dependent upon its ability to closely monitor consumer and market trends on a highly specified level, for which Turning Point is reliant on its highly sophisticated data tracking systems, which are susceptible to disruption or failure. In addition, Turning Point’s reliance on information technology exposes it to cyber-security risks, which could have a material adverse effect on its ability to compete. Security and privacy breaches may expose Turning Point to liability and cause it to lose customers, or may disrupt its relationships and ongoing transactions with other entities with whom Turning Point contracts throughout its supply chain. The failure of Turning Point’s information systems to function as intended, or the penetration by outside parties intent on disrupting business processes, could result in significant costs, loss of revenue, assets or personal or other sensitive data and reputational harm.
Security and privacy breaches may expose Turning Point to liability and cause it to lose customers.
Federal and state laws require Turning Point to safeguard its wholesalers’ and retailers’ financial information, including credit information. Although Turning Point has established security procedures to protect against identity theft and the theft of its customers’ and distributors’ financial information, Turning Point’s security and testing measures may not prevent security breaches, and breaches of privacy may occur and could harm its business. Typically, Turning Point relies on encryption and authentication technology licensed from third parties to enhance transmission security of confidential information in relation to financial and other sensitive information that Turning Point has on file. Advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security or other developments may result in a compromise or breach of the technology used by Turning Point to protect customer data. Any compromise of Turning Point’s security could harm its reputation or financial condition and, therefore, its business. In addition, a party who is able to circumvent Turning Point’s security measures or exploit inadequacies in its security measures, could, among other effects, misappropriate proprietary information, cause interruptions in Turning Point’s operations or expose customers and other entities with which Turning Point interacts to computer viruses or other disruptions. Actual or perceived vulnerabilities may lead to claims against Turning Point. To the extent the measures Turning Point has taken prove to be insufficient or inadequate, Turning Point may become subject to litigation or administrative sanctions, which could result in significant fines, penalties or damages and harm to its reputation.

Contamination of, or damage to, Turning Point’s products could adversely impact sales volume, market share and profitability.
Turning Point’s market position may be affected through the contamination of its tobacco supply or products during the manufacturing process or at different points in the entire supply chain. Turning Point keeps significant amounts of inventory of its products in warehouses and it is possible that this inventory could become contaminated prior to arrival at its premises or during the storage period. If contamination of Turning Point’s inventory or packaged products occurs, whether as a result of a failure in quality control by Turning Point or by one of its suppliers, Turning Point may incur significant costs in replacing the inventory and recalling products. Turning Point may be unable to meet customer demand and may lose customers who purchase alternative brands or products. In addition, consumers may lose confidence in the affected product.
Under the terms of its contracts, Turning Point imposes requirements on its suppliers to maintain quality and comply with product specifications and requirements, and on its third-party co-manufacturer to comply with all federal, state and local laws. These third-party suppliers, however, may not continue to produce products that are consistent with Turning Point’s standards or that are in compliance with applicable laws, and Turning Point cannot guarantee that it will be able to identify instances in which its third-party suppliers fail to comply with its standards or applicable laws. A loss of sales volume from a contamination event may occur, and such a loss may affect Turning Point’s ability to supply its current customers and to recapture their business in the event they are forced to switch products or brands, even if on a temporary basis. Turning Point may also be subject to legal action as a result of a contamination, which could result in negative publicity and lower sales. During this time, Turning Point’s competitors may benefit from an increased market share that could be difficult and costly to regain. Such a contamination event could have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Turning Point’s intellectual property may be infringed.
Turning Point currently relies on trademark and other intellectual property rights to establish and protect the brand names and logos Turning Point owns or licenses. Third parties have in the past infringed, and may in the future infringe, on these trademarks and Turning Point’s other intellectual property rights. Turning Point’s ability to maintain and further build brand recognition is dependent on the continued and exclusive use of these trademarks, service marks and other proprietary intellectual property, including the names and logos Turning Point owns or licenses. Despite Turning Point’s attempts to ensure these intellectual property rights are protected, third parties may take actions that could materially and adversely affect Turning Point’s rights or the value of this intellectual property. Any litigation concerning Turning Point’s intellectual property rights, whether successful or unsuccessful, could result in substantial costs to Turning Point and diversions of Turning Point’s resources. Expenses related to protecting Turning Point’s intellectual property rights, the loss or compromise of any of these rights or the loss of revenues as a result of infringement could have a material adverse effect on Turning Point’s business, results of operations and financial condition, and may prevent the brands Turning Point owns or licenses from growing or maintaining market share.
Third parties may claim that Turning Point infringes their intellectual property and trademark rights.
Competitors in the tobacco products market have claimed, and others may claim, that Turning Point infringes their proprietary rights. In particular, Turning Point has been involved in ongoing litigation with the Republic Group concerning the Zig-Zag® trademark in certain territories outside the U.S. and Canada. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against Turning Point or the payment of damages.
Turning Point may fail to manage its growth.
Turning Point has expanded over its history and intends to grow in the future. For example, Turning Point acquired the Stoker’s® brand in 2003, and has continued to develop it through the introduction of new products, such as moist snuff in 2009. Turning Point has also focused on growing its relationships with its key suppliers through expansion into new product lines, such as the addition of cigarillos, which are sourced by JJA, and MYO cigar wraps, which are sourced from Durfort. In addition, the acquisition of VaporBeast will accelerate Turning Point’s entry into the non-traditional retail channels. However, any future growth will place additional demands on Turning Point’s resources, and Turning Point cannot be sure it will be able to manage its growth effectively. If Turning Point is unable to manage its growth while maintaining the quality of its products and profit margins, or if new systems that Turning Point implements to assist in managing its growth do not produce the expected benefits, Turning Point’s business, financial position, results of operations and cash flows could be adversely affected. Turning Point may not be able to support, financially or otherwise, future growth, or hire, train, motivate and manage the required personnel. Turning Point’s failure to manage growth effectively could also limit its ability to achieve its goals as they relate to streamlined sales, marketing and distribution operations and the ability to achieve certain financial metrics.
Turning Point may fail to successfully integrate its acquisitions or otherwise be unable to benefit from pursuing acquisitions
Turning Point believes there are meaningful opportunities to grow through acquisitions and joint ventures across all OTP product categories and Turning Point expects to continue a strategy of selectively identifying and acquiring businesses with complementary products. Turning Point may be unable to identify, negotiate, and complete suitable acquisition opportunities on reasonable terms. There can be no assurance that any business acquired by Turning Point will be successfully integrated with its operations or prove to be profitable to Turning Point. Turning Point may incur future liabilities related to acquisitions. Should any of the following problems, or others, occur as a result of Turning Point’s acquisition strategy, the impact could be material:
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difficulties integrating personnel from acquired entities and other corporate cultures into its business;

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difficulties integrating information systems;

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the potential loss of key employees of acquired companies;

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the assumption of liabilities and exposure to undisclosed or unknown liabilities of acquired companies; or

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the diversion of management attention from existing operations.

Turning Point may fail to achieve the expected benefits of the VaporBeast acquisition and to integrate VaporBeast’s operations with Turning Point’s, which could adversely affect its operating results.
Turning Point is in the process of integrating and expect to achieve some synergies from the acquisition of VaporBeast. However, Turning Point cannot be certain whether, and to what extent, synergies will be realized in connection with the VaporBeast transaction in the future. Such integration may be complex and the failure to do so efficiently and effectively may negatively affect earnings.
Turning Point is subject to fluctuations in its results that make it difficult to track trends and develop strategies in the short-term.
In response to competitor actions and pricing pressures, Turning Point has engaged in significant use of promotional and sales incentives. Turning Point regularly reviews the results of its promotional spending activities and adjusts its promotional spending programs in an effort to maintain its competitive position. Accordingly, unit sales volume and sales promotion costs in any period are not necessarily indicative of sales and costs that may be realized in subsequent periods. Additionally, promotional activity significantly increases net sales in the month in which it is initiated and net sales are adversely impacted in the month after a promotion. Accordingly, based upon the timing of its marketing and promotional initiatives, Turning Point has and may continue to experience significant variability in its results, which could affect its ability to formulate strategies that allow Turning Point to maintain its market presence across volatile periods. If Turning Point’s fluctuations obscure its ability to track important trends in its key markets, it may have a material adverse effect on Turning Point’s business, results of operations and financial condition.

Turning Point is subject to the risks of exchange rate fluctuations.
Currency movements and suppliers’ price increases relating to premium cigarette papers and cigarette tubes are the primary factors affecting Turning Point’s cost of sales. These products are purchased from Bolloré and Turning Point makes payments in euros. Thus, Turning Point bears certain foreign exchange rate risk for certain of its inventory purchases. In addition, as part of its strategy, Turning Point has begun strategic international expansions, such as introducing its MST products in South America. As a result, Turning Point may be more sensitive to the risks of exchange rate fluctuations. To manage this risk, Turning Point sometimes utilizes short-term forward currency contracts to purchase euros for its inventory purchases. Turning Point has a foreign exchange currency policy which governs its hedging of risk. While Turning Point engages in hedging transactions from time to time, no assurance can be made that Turning Point will be successful in eliminating currency exchange risks or that changes in currency rates will not have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Adverse U.S. and global economic conditions could negatively impact Turning Point’s business, prospects, results of operations, financial condition or cash flows.
Turning Point’s business and operations are sensitive to global economic conditions. These conditions include interest rates, energy costs, inflation, recession, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A material decline in the economic conditions affecting consumers, which cause a reduction in disposable income for the average consumer, may change consumption patterns, and may result in a reduction in spending on OTP or a switch to cheaper products or products obtained through illicit channels. Electronic cigarettes, vaporizer and e-liquid products are relatively new to market and may be regarded by users as a novelty item and expendable. As such, demand for Turning Point’s NewGen products may be particularly sensitive to economic conditions such as inflation, recession, high energy costs, unemployment, changes in interest rates and money supply, changes in the political environment and other factors beyond Turning Point’s control, any combination of which could result in a material adverse effect on Turning Point’s business, results of operations and financial condition.
Turning Point’s supply to its wholesalers and retailers is dependent on the demands of their customers who are sensitive to increased sales taxes and economic conditions affecting their disposable income.
Consumer purchases of tobacco products are historically affected by economic conditions, such as changes in employment, salary and wage levels, the availability of consumer credit, inflation, interest rates, fuel prices, sales taxes, and the level of consumer confidence in prevailing and future economic conditions. Discretionary consumer purchases, such as of OTP, may decline during recessionary periods or at other times when disposable income is lower and taxes may be higher.
In addition, states such as New York, Hawaii, Rhode Island, Georgia and North Carolina have begun collecting taxes on internet sales where companies have used independent contractors in those states to solicit sales from residents of those states. These taxes apply to Turning Point’s online sales of NewGen products into those states, and may result in reduced demand from the independent wholesalers who may not be able to absorb the increased taxes or successfully pass them onto the end-user without experiencing reduced demand. The requirement to collect, track and remit taxes based on independent affiliate sales may require Turning Point to increase its prices, which may affect demand for Turning Point’s products or conversely reduce its net profit margin, which could have a material adverse effect on Turning Point’s business, results of operations and financial condition.
Turning Point’s failure to comply with certain environmental, health and safety regulations could adversely affect its business.
The storage, distribution and transportation of some of the products that Turning Point sells are subject to a variety of federal and state environmental regulations. In addition, Turning Point’s manufacturing facilities are similarly subject to federal, state and local environmental laws. Turning Point is also subject to operational, health and safety laws and regulations. Turning Point’s failure to comply with these laws and regulations could cause a disruption in its business, an inability to maintain its manufacturing resources, and additional and potentially significant remedial costs and damages, fines, sanctions or other legal consequences that could have a material adverse effect on Turning Point’s business, results of operations and financial condition.

The departure of key management personnel and the failure to attract and retain talent could adversely affect Turning Point’s operations.
Turning Point’s success depends upon the continued contributions of its senior management. Turning Point’s ability to implement its strategy of attracting and retaining the best talent may be impaired by the decreasing social acceptance of OTP usage. The OTP industry competes for talent with the consumer products industry and other companies that enjoy greater societal acceptance. As a result, Turning Point may be unable to attract and retain the best talent, which could have a material adverse effect on Turning Point’s business, results of operations and financial condition.
The value of Turning Point’s deferred tax assets could adversely affect its operating results.
The value of Turning Point’s deferred tax assets could be adversely affected by a change in statutory tax rates. For example, President Trump’s administration has indicated it will propose reductions to the corporate statutory tax rate. A decline in the federal corporate tax rate may lower the Company’s tax provision expense; however, it may also significantly decrease the value of the Company’s deferred tax assets, which would result in a reduction of net income in the period in which the tax change is enacted. Further, there is no assurance that any potential tax savings from a reduction in corporate tax rates, if enacted, would be realized to the extent anticipated or at all.
Imposition of significant tariffs on imports into the U.S., could have a material and adverse effect on Turning Point’s business.
Turning Point is required to purchase all its cigarette papers, cigarette tubes and cigarette injector machines from Bolloré in France, and Turning Point sources its Zig-Zag® branded cigars and cigarillos and other products from the Dominican Republic. President Trump and his administration have made comments that indicate an intention to impose significant tariffs on goods and services imported from outside the U.S. If the U.S. were to impose such tariffs, it is likely to make it more costly for Turning Point to import goods from other countries. As a result, Turning Point’s business, financial condition and results of operations could be materially adversely affected.
The reduced disclosure requirements applicable to emerging growth companies may make Turning Point’s common stock less attractive to investors, potentially decreasing Turning Point’s stock price.
Turning Point is an “emerging growth company” as defined under the federal securities laws. For as long as Turning Point continues to be an emerging growth company, it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Investors may find Turning Point’s common stock less attractive because Turning Point may rely on these exemptions, which include but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, reduced disclosure obligations regarding executive compensation in Turning Point’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act, or Section 107, provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Turning Point has elected to opt out of the extended transition period for complying with the revised accounting standards.
If investors find Turning Point’s common stock less attractive as a result of exemptions and reduced disclosure requirements, there may be a less active trading market for Turning Point’s common stock and its stock price may be more volatile or decrease.
Turning Point may lose its status as an emerging growth company before the five-year maximum time period a company may retain such status.
Turning Point has elected to rely on the exemptions and reduced disclosure requirements applicable to emerging growth companies and expects to continue to do so. However, Turning Point may choose to “opt out” of such reduced disclosure requirements and provide disclosure required for companies that do not qualify as emerging growth companies. In addition, Turning Point chose to opt out of the provision of the

JOBS Act that permits it to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. Section 107 provides that Turning Point’s decision to opt out of the extended transition period for complying with new or revised accounting standards would be irrevocable.
Furthermore, although Turning Point is able to remain an emerging growth company for up to five years, Turning Point may lose such status at an earlier time if  (i) its annual gross revenues exceed $1 billion, (ii) it becomes a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of Turning Point’s common stock that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter, or (iii) it issued more than $1 billion in non-convertible debt during the preceding three-year period.
When Turning Point loses its emerging growth company status, whether due to an election, the end of the five-year period, or one of the circumstances listed in the preceding paragraph, the emerging growth company exemptions will cease to apply and Turning Point expects it will incur additional expenses and devote increased management effort toward ensuring compliance with the non-emerging growth company requirements. Turning Point cannot predict or estimate the amount of additional costs it may incur as a result of the change in its status under the JOBS Act or the timing of such costs, though such costs may be substantial.
Turning Point’s principal stockholders will be able to exert significant influence over matters submitted to its stockholders and may take certain actions to prevent takeovers.
Funds managed by Standard General L.P., together with the funds it manages, Standard General, and Fort George Investments, LLC, or Fort George, are significant stockholders. Standard General beneficially owns approximately 58.8% of Turning Point’s common stock. Thomas Helms, Turning Point’s Chairman, directly or indirectly holds approximately 9.3% of Turning Point’s common stock. The existence of these and other significant stockholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of Turning Point’s other stockholders to approve transactions that they may deem to be in the best interests of Turning Point. In addition, Turning Point’s significant stockholders will be able to exert significant influence over the decision, if any, to authorize additional capital stock, which, if issued, could have a significant dilutive effect on holders of common stock.
On November 25, 2016, Standard General and Thomas Helms entered into a contribution and exchange agreement whereby, in the aggregate, they will contribute approximately 52.3% of Turning Point’s issued and outstanding stock in exchange for newly issued shares of Class A Common Stock of SDOI. As a result of the exchange and contribution which is expected to close in the second quarter 2017, SDOI will own approximately 52.3% of Turning Point’s stock and Standard General and Thomas Helms will own approximately 92.6% of SDOI’s issued and outstanding stock (which is calculated using the exchange ratio that does not take into account approximately $1.7 million in expenses not expensed or accrued, including without limitation approximately $1.4 million of expenses of the SG Parties that SDOI will reimburse pursuant to its obligations under the Exchange Agreement, as of April 25, 2017).
Turning Point’s certificate of incorporation provides that the doctrine of  “corporate opportunity” will not apply against Standard General in a manner that would prohibit them from investing in competing businesses or doing business with Turning Point’s customers. To the extent they invest in such other businesses, Standard General may have differing interests than Turning Point’s other stockholders. In addition, Standard General is permitted to engage in business activities or invest in or acquire businesses which may compete with or do business with any competitors of ours.
Furthermore, Standard General is in the business of managing investment funds and therefore may pursue acquisition opportunities that may be complementary to Turning Point’s business and, as a result, such acquisition opportunities may not be available to us.
Turning Point’s certificate of incorporation and bylaws, as well as Delaware law and certain regulations, could discourage or prohibit acquisition bids or merger proposals, which may adversely affect the market price of Turning Point’s common stock.
Turning Point’s certificate of incorporation authorizes its board of directors to issue preferred stock without stockholder approval. If Turning Point’s board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire it. In addition, some provisions of Turning Point’s certificate of incorporation, bylaws and applicable law could make it more difficult for a third party to acquire control of it, even if the change of control would be beneficial to Turning Point’s stockholders, including:
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limitations on the removal of directors;

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limitations on the ability of its stockholders to call special meetings;

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limitations on stockholder action by written consent;

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establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and

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limitations on the ability of its stockholders to fill vacant directorships or amend the number of directors constituting Turning Point’s board of directors.

Turning Point’s certificate of incorporation limits the ownership of its common stock by individuals and entities that are Restricted Investors. These restrictions may affect the liquidity of Turning Point’s common stock and may result in Restricted Investors being required to sell or redeem their shares at a loss or relinquish their voting, dividend and distribution rights.
For so long as Turning Point or one of its subsidiaries is party to any of the Bolloré distribution agreements, Turning Point’s certificate of incorporation will limit the ownership of its common stock by any “Restricted Investor” to 14.9% of Turning Point’s outstanding common stock and shares convertible or exchangeable therefor (including Turning Point’s non-voting common stock), or the Permitted Percentage. A “Restricted Investor” is defined as: (i) any entity that directly or indirectly manufactures, sells, markets, distributes or otherwise promotes cigarette paper booklets, filter tubes, injector machines or filter tips in the United States, the District of Columbia, the territories, possessions and military bases of the United States and the Dominion of Canada, or a Bolloré Competitor, (ii) any entity that owns more than a 20% equity interest in any Bolloré Competitor, or (iii) any person who serves as a director or officer of, or any entity that has the right to appoint an officer or director of, any Bolloré Competitor or of any Entity that owns more than a 20% equity interest in any Bolloré Competitor, each, a Restricted Investor. Turning Point’s certificate of incorporation further provides that any issuance or transfer of shares to a Restricted Investor in excess of the Permitted Percentage will be ineffective as against Turning Point and that neither Turning Point nor its transfer agent will register the issuance or transfer of shares or be required to recognize the transferee or owner as a holder of Turning Point’s common stock for any purpose except to exercise Turning Point’s remedies described below. Any shares in excess of the Permitted Percentage in the hands of a Restricted Investor will not have any voting or dividend rights and are subject to redemption by Turning Point in its discretion. The liquidity or market value of the shares of Turning Point’s common stock may be adversely impacted by such transfer restrictions.
As a result of the above provisions, a proposed transferee of Turning Point’s common stock that is a Restricted Investor may not receive any return on its investment in shares it purchases or owns, as the case may be, and it may sustain a loss. Turning Point is entitled to redeem all or any portion of such shares acquired by a Restricted Investor in excess of the Permitted Percentage, or Excess Shares, at a redemption price based on a fair market value formula that is set forth in Turning Point’s certificate of incorporation, which may be paid in any form, including cash or promissory notes, at Turning Point’s discretion. Excess Shares not yet redeemed will not be accorded any voting, dividend or distribution rights while they constitute Excess Shares. As a result of these provisions, a stockholder who is a Restricted Investor may be required to sell its shares of Turning Point’s common stock at an undesirable time or price and may not receive any return on its investment in such shares. However, Turning Point may not be able to redeem Excess Shares for cash because Turning Point’s operations may not have generated sufficient excess cash flow to fund the redemption and Turning Point may incur additional indebtedness to fund all or a portion of such redemption, in which case Turning Point’s financial condition may be materially weakened.
Turning Point’s certificate of incorporation permits Turning Point to require that owners of any shares of Turning Point’s common stock provide certification of their status as a Restricted Investor. In the event that a person does not submit such documentation, Turning Point’s certificate of incorporation provides Turning Point with certain remedies, including the suspension of the payment of dividends and distributions with respect to shares held by such person and deposit of any such dividends and distributions into an escrow account. As a result of non-compliance with these provisions, an owner of the shares of Turning Point’s common stock may lose significant rights associated with those shares.
Although Turning Point’s certificate of incorporation contains the above provisions intended to assure compliance with the restrictions on ownership of Turning Point’s common stock by Restricted Investors, Turning Point may not be successful in monitoring or enforcing the provisions. A failure to enforce or otherwise maintain compliance could lead Bolloré to exercise its termination rights under the agreements, which would have a material and adverse effect on the Company’s financial position and its results of operations.
In addition to the risks described above, the foregoing restrictions could delay, defer or prevent a transaction or change in control that might involve a premium price for Turning Point’s common stock or that might otherwise be in the best interest of Turning Point’s stockholders.
Future sales of Turning Point’s common stock in the public market could reduce Turning Point’s stock price, and any additional capital raised by Turning Point through the sale of equity or convertible securities may dilute Turning Point’s stockholders.
Turning Point may sell additional shares of common stock in subsequent public offerings. Turning Point may also issue additional shares of common stock or convertible securities.
Turning Point cannot predict the size of future issuances of Turning Point’s common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of Turning Point’s common stock will have on the market price of Turning Point’s common stock. Sales of substantial amounts of Turning Point’s common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of Turning Point’s common stock.
Turning Point may issue preferred stock whose terms could adversely affect the voting power or value of Turning Point’s common stock.
Turning Point’s certificate of incorporation authorizes Turning Point to issue, without the approval of its stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over Turning Point’s common stock respecting dividends and distributions, as Turning Point’s board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of Turning Point’s common stock. For example, Turning Point might grant holders of preferred stock the right to elect some number of Turning Point’s directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences Turning Point might assign to holders of preferred stock could affect the residual value of the common stock.

NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains statements that constitute “forward-looking statements” within the safe harbor provisions of the Private Securities Litigation Reform Act, including statements with respect to SDOI’s and Turning Point’s financial condition, results of operations and business and on the expected impact of the Exchange on the financial performance of the SDOI. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions generally identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. Because of the importance of Turning Point to our future results of operations, we set forth separately the important risks and uncertainties that could affect Turning Point.
SDOI
Important factors that could affect our future results include, without limitation:
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the issuance of our Common Stock to the SG Parties under the Exchange Agreement, which will substantially dilute the percentage ownership interests of our current stockholders (other than the SG Parties) and will give the SG Parties the ability to obtain control of majority of the outstanding shares of our Common Stock;

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the substantial costs associated with the pending Contribution and Exchange, which will reduce the amount of cash otherwise available for other corporate purposes;

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the pro forma financial statements presented will not necessarily be indicative of our financial condition or results of operations following the Contribution and Exchange;

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the fact that there can be no assurance that we have identified every matter that could have a material adverse effect on Turning Point;

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the completion of the Contribution and Exchange is subject to the satisfaction or waiver of conditions;

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the date on which the transaction will close is uncertain;

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if the conditions to the Contribution and Exchange are not met or waived, the Contribution and Exchange will not occur;

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after the transaction, SDOI will continue to incur costs as a result of operating as a public company, and its management may be required to devote substantial time to compliance initiatives;

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our inability to successfully identify additional suitable acquisition opportunities and future acquisitions potentially involving various risks;

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difficulty in fully executing our business strategy due to significant competition for acquisition and investment opportunities, including from numerous companies with a business plan similar to ours;

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various unknown risks and uncertainties that would result from future acquisitions;

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resources could be wasted in researching acquisition or investment targets that are not consummated;

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we may issue notes or other debt securities, or otherwise incur substantial debt, which may adversely affect our leverage and financial condition;

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we may issue additional shares of Common Stock or other securities convertible into our Common Stock, which would dilute the interests of our stockholders and could present other risks and may adversely affect our market price;

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our inability to obtain additional financing to consummate future investments or acquisitions or to fund the operations and growth of an investment or acquisition, which could compel us to restructure the transaction or abandon a particular investment or acquisition;

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there may be tax consequences associated with our acquisition, holding and disposition of target companies and assets;

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changes in the market prices of publicly traded equity interests that we may acquire, particularly during times of volatility in security prices, could impact the aggregate value of SDOI’s portfolio and equity;

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our ability to dispose of equity interests that we may acquire may be limited by restrictive stockholder agreements and securities laws;

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after consummation of the Contribution and Exchange, our principal stockholders will hold a majority of our outstanding Common Stock and have interests which may conflict with interests of our other stockholders;

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our future acquisitions and dispositions may not require a stockholder vote and may be material to us;

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our officers, directors, stockholders and their respective affiliates may have a pecuniary interest in certain transactions in which we are involved, and may also compete with us;

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our ability to increase the size of our organization and manage our growth;

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litigation defense and settlement costs with respect to our prior businesses may be material;

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we may suffer adverse consequences if we are deemed an investment company and we may incur significant costs to avoid investment company status;

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we may be subject to an additional tax as a personal holding company on future undistributed personal holding company income if we generate passive income in excess of operating expenses;

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the market liquidity for our Common Stock is relatively low and may make it difficult to purchase or sell our stock; and

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price fluctuations in our Common Stock could result from general market and economic conditions and a variety of other factors, including factors that affect the volatility of the Common Stock of any of our publicly held subsidiaries.

Turning Point
Turning Point’s actual results or other outcomes from those expressed or implied in the forward-looking statements may be affected by a variety of important factors, including, without limitation, the following:
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declining sales of tobacco products, and expected continuing decline of sales, in the tobacco industry overall;

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its dependence on a small number of third-party suppliers and producers;

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the possibility that it will be unable to identify or contract with new suppliers or producers in the event of a supply or product disruption;

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the possibility that its licenses to use certain brands or trademarks will be terminated, challenged or restricted;

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failure to maintain consumer brand recognition and loyalty of its customers;

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substantial and increasing United States regulation;

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regulation of its products by the United States Food and Drug Administration, which has broad regulatory powers;

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uncertainty related to the regulation and taxation of its NewGen products;

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possible significant increases in federal, state and local municipal tobacco-related taxes;

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possible significant increases in tobacco-related taxes;

•
possible increasing international control and regulation;

•
its reliance on relationships with several large retailers and national chains for distribution of its products;

•
intense competition and its ability to compete effectively;

•
significant potential product liability litigation;

•
the scientific community’s lack of information regarding the long-term health effects of electronic cigarettes, vaporizer and e-liquid use;

•
its amount of indebtedness;

•
the terms of its credit facilities may restrict its current and future operations;

•
competition from illicit sources;

•
its reliance on information technology;

•
security and privacy breaches;

•
contamination of its tobacco supply or products;

•
infringement on its intellectual property;

•
third-party claims that it infringes on their intellectual property;

•
concentration of business with large customers;

•
failure to manage its growth;

•
failure to successfully integrate its acquisitions or otherwise be unable to benefit from pursuing acquisitions;

•
failure to achieve the expected benefits of the VaporBeast acquisition and to integrate VaporBeast’s operations with its operations;

•
fluctuations in its results;

•
exchange rate fluctuations;

•
adverse U.S. and global economic conditions;

•
failure to comply with certain regulations;

•
departure of key management personnel or its inability to attract and retain talent;

•
decrease in value of its deferred tax assets;

•
imposition of significant tariffs on imports into the U.S.;

•
reduced disclosure requirements applicable to emerging growth companies may make its common stock less attractive to investors, potentially decreasing its stock price;

•
failure to maintain its status as an emerging growth company before the five-year maximum time period a company may retain such status;

•
its principal stockholders will be able to exert significant influence over matters submitted to its stockholders and may take certain actions to prevent takeovers;

•
its certificate of incorporation and bylaws, as well as Delaware law and certain regulations, could discourage or prohibit acquisition bids or merger proposals, which may adversely affect the market price of its common stock;

•
its certificate of incorporation limits the ownership of its common stock by individuals and entities that are Restricted Investors. These restrictions may affect the liquidity of its common stock and may result in Restricted Investors being required to sell or redeem their shares at a loss or relinquish their voting, dividend and distribution rights;

•
future sales of its common stock in the public market could reduce its stock price, and any additional capital raised by it through the sale of equity or convertible securities may dilute its stockholders’ ownership in it; and

•
it may issue preferred stock whose terms could adversely affect the voting power or value of its common stock.

We also caution the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this document. We do not undertake any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this information statement or to reflect actual outcomes.

SELECTED FINANCIAL INFORMATION
Selected Financial Information of SDOI
The following tables set forth certain selected historical condensed consolidated financial data as of and for the periods indicated. The consolidated statements of operations data and cash flows data for the fiscal years ended December 31, 2016, 2015 and 2014 were derived from SDOI’s audited consolidated financial statements, included elsewhere in this proxy statement/prospectus. The balance sheet data as of December 31, 2016 and 2015 was derived from SDOI’s audited consolidated financial statements, included elsewhere in this proxy statement/prospectus. The consolidated statement of operations data and cash flows data for the fiscal years ended December 31, 2013 and 2012 were derived from SDOI’s audited consolidated financial information not included in this proxy statement/prospectus. The balance sheet data as of December 31, 2014, 2013 and 2012 was derived from SDOI’s audited consolidated financial information not included in this proxy statement/prospectus. SDOI’s historical results are not necessarily indicative of the results that may be expected in the future.

The information set forth below should be read in conjunction with “Certain Information Concerning the Business of SDOI — SDOI Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and SDOI’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.
	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues	$—	$—	$—	$—	$—
Cost of sales	—	—	—	—	—
Gross profit	—	—	—	—	—
Operating expenses:
Selling, general and administrative	3,059	1,216	1,242	1,845	1,927
Total operating expenses	3,059	1,216	1,242	1,845	1,927
Operating loss	(3,059)	(1,216)	(1,242)	(1,845)	(1,927)
Interest income (expense), net	28	—	2	(6)	(11)
Loss from continuing operations before taxes	(3,031)	(1,216)	(1,240)	(1,851)	(1,938)
Income tax expense (benefit)	—	—	—	—	—
Loss from continuing operations	(3,031)	(1,216)	(1,240)	(1,851)	(1,938)
Income from discontinued operations, net of taxes	—	—	250	580	6,280
Net income (loss)	$(3,031)	$(1,216)	$(990)	$(1,271)	$4,342
Basic and diluted loss per share from continuing operations	$(0.14)	$(0.06)	$(0.06)	$(0.09)	$(0.09)
Basic and diluted income per share from discontinued operations	—	—	0.01	0.03	0.31
Basic and diluted net income (loss) per share	$(0.14)	$(0.06)	$(0.05)	$(0.06)	$0.21
Shares used in computing basic and diluted net income (loss) per share	21,036,390	21,027,640	21,027,640	20,843,324	20,534,047

	December 31,
	2016	2015	2014	2013	2012
	(in thousands, except share and per share data)
Balance Sheet Data (at period end):
Cash and cash equivalents	$1,836	$23,467	$24,818	$24,598	$18,145
Working capital	20,267	23,162	24,354	25,339	20,599
Total assets	22,018	23,513	24,840	25,964	27,570
Current portion of long-term debt	—	—	—	—	—
Long-term debt	—	—	—	—	—
Stockholders’ equity	20,267	23,162	24,354	25,339	25,110

Selected Financial Information of Turning Point
The following tables set forth certain selected historical condensed consolidated financial data as of and for the periods indicated. The consolidated statements of operations data and cash flows data for the fiscal years ended December 31, 2016, 2015 and 2014 were derived from Turning Point’s audited consolidated financial statements, included elsewhere in this proxy statement/prospectus. The balance sheet data as of December 31, 2016 and 2015 was derived from Turning Point’s audited consolidated financial statements, included elsewhere in this proxy statement/prospectus. The consolidated statement of operations data and cash flows data for the fiscal years ended December 31, 2013 and 2012 were derived from Turning Point’s audited consolidated financial information not included in this proxy statement/prospectus. The balance sheet data as of December 31, 2014, 2013 and 2012 was derived from Turning Point’s audited consolidated financial information not included in this proxy statement/prospectus. Turning Point’s historical results are not necessarily indicative of the results that may be expected in the future.
The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Turning Point’s Financial Condition and Results of Operations,” and Turning Point’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.
	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net sales	$206,228	$197,256	$200,329	$193,304	$186,741
Cost of sales	105,872	100,960	107,165	103,043	100,856
Gross profit	100,356	96,296	93,164	90,261	85,885
Selling, general and administrative expenses	56,771	51,785	45,108	46,849	41,429
Operating income	43,585	44,511	48,056	43,412	44,456
Investment income	(768)	—	—	—	—
Interest expense and financing costs	26,621	34,284	34,311	44,094	43,048
Loss on extinguishment of debt	2,824	—	42,780	441	—
Income (loss) before income taxes	14,908	10,227	(29,035)	(1,123)	1,408
Income tax expense (benefit)	(12,005)	1,078	370	486	978
Net income (loss)	$26,913	$9,149	$(29,405)	$(1,609)	$430
Net income per share data:(1)
Net income (loss) available per share:
Basic	$1.63	$1.27	$(4.07)	$(0.22)	$0.06
Diluted	$1.49	$1.10	$(4.07)	$(0.22)	$0.05
Weighted average shares outstanding:
Basic	16,470,352	7,198,081	7,223,378	7,288,993	7,288,993
Diluted	18,015,545	8,354,387	7,223,378	7,288,993	8,703,965

(1)
Per share data includes both voting and non-voting common stock. Turning Point’s non-voting common stock is identical to Turning Point’s common stock, with the exception of voting rights. Holders of Turning Point’s non-voting common stock are entitled to share in the earnings, losses, dividends and distributions to which holders of Turning Point’s common stock are entitled.

	December 31,
	2016	2015	2014	2013	2012
	(in thousands, except share and per share data)
Balance Sheet Data (at period end):
Cash	$2,865	$4,835	$8,467	$35,379	$22,435
Working capital	37,289	42,815	42,738	68,499	53,765
Total assets	285,020	242,463	242,568	287,049	256,457
Notes payable and long-term debt	218,225	292,440	304,916	294,007	274,542
Total liabilities	250,962	324,075	334,140	350,484	322,002
Total stockholders’ equity (deficit)	34,058	(81,612)	(91,572)	(63,434)	(65,545)

THE SPECIAL MEETING
Date, Time and Place of the SDOI Special Meeting
The Special Meeting will be held at           beginning at           on May 30, 2017.
This proxy statement/prospectus and the enclosed proxy card are being mailed to SDOI stockholders commencing on or about            , 2017.
Record Date and Outstanding Shares
The SDOI board of directors has fixed the close of business on April 19, 2017 as the record date for the determination of the holders of SDOI Common Stock entitled to receive notice of and to vote at the Special Meeting. Only stockholders of record on the record date are entitled to receive notice of and to vote at the Special Meeting or any adjournments or postponement of the Special Meeting. As of the record date, there were 21,037,640 shares of SDOI Common Stock issued and outstanding. Each holder of record of SDOI Common Stock as of the close of business on April 19, 2017 will be entitled to one vote on all matters being presented at the meeting for each share of Common Stock held on such date, and there is no cumulative voting.
Purpose of the SDOI Special Meeting
The SDOI board of directors is soliciting proxies from its stockholders for use at the Special Meeting. The purpose of the Special Meeting is to consider and vote upon the approval of the following proposals:
1A.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to change the name of the Company to “Standard Diversified Opportunities Inc.”;
1B.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to increase the number of authorized shares of SDOI’s Common Stock, $0.01 par value per share, from 50,000,000 to 330,000,000, of which 300,000,000 shall be a class of Common Stock designated as “Class A Common Stock” and 30,000,000 shall be a class of Common Stock designated as “Class B Common Stock,” which classes shall be identical except that (i) each share of Class B Common Stock shall entitle its holder of record to 10 votes per share and (ii) the shares of Class B Common Stock shall be convertible into shares of Class A Common Stock automatically upon the transfer of such shares of Class B Common Stock, with certain exceptions, or upon the affirmative vote of holders of two-thirds of the then-outstanding shares of Class B Common Stock or voluntarily by the holder of such shares of Class B Common Stock;
1C.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to increase the number of authorized shares of SDOI’s preferred stock, $0.01 par value per share, from 19,664,362 to 500,000,000, all of which shall be designated as blank check preferred stock;
1D.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to cause the re-classification of SDOI’s current Common Stock issued and outstanding or held as treasury stock, such that every 25 shares of such current Common Stock shall be reclassified as, and shall become, one fully paid and nonassessable share of Class A Common Stock;
1E.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to require that, for a period of 18 months from the effective time of the filing of the Fifth Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware, any merger, consolidation, share exchange or similar transaction as a result of which Standard General L.P. and its affiliates, individually or in the aggregate, would own ninety-five percent (95%) or more of the issued and outstanding shares of the Class B Common Stock and Class A Common Stock of SDOI, shall require the approval of the holders of a majority of the shares of Class A Common Stock held by stockholders of the Company other than Standard General L.P. and its affiliates, and that for such 18-month period, any amendment to such requirement would require the approval of the holders of a majority of the shares of Class A Common Stock held by the stockholders of the Company other than Standard General L.P. and its affiliates;

1F.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to permit the stockholders to act by written consent of a majority of the total votes eligible to be cast at a duly constituted meeting;
1G.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to allow for a special meeting of the stockholders to be called by (i) the majority of the board of directors, (ii) the chairman of the board of directors, (iii) the president of the Company, without approval of the disinterested directors if at such time the meeting is called there is a stockholder or affiliate of such stockholder that beneficially owns at least 15% of the voting power of the Company’s stock, or (iv) stockholders holding a majority of the total votes eligible to be cast by the stockholders;
1H.   A proposal to amend and restate the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to restrict certain persons and entities from owning more than 14.9% of any class of capital stock of SDOI;
2.   The adjournment or postponement of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve the Charter Amendment Proposals or the Proposal to Adjourn or Postpone the Special Meeting; and
3.   Any other matters which may properly be brought before the Special Meeting and at any adjournments or postponements thereof.
In approving the Exchange Agreement and the transactions contemplated in connection therewith, the SDOI board of directors has determined that the transaction is advisable, fair to and in the best interests of SDOI and its stockholders and recommends that the SDOI stockholders vote “FOR” each of the Charter Amendment Proposals to approve the Fifth Amended and Restated Certificate of Incorporation of SDOI.
Voting of SDOI Proxies; Vote Required; Quorum; Revocation of Proxies
Proxies that are completed, signed and returned to SDOI prior to the Special Meeting will be voted as specified. If no direction is given, the proxy will be voted for each of the proposals discussed herein and in accordance with the judgment of the persons named in the proxy as to any other matters that properly come before the meeting. If a stockholder abstains from voting as to any matter, then the shares held by such stockholder shall be deemed present at the Special Meeting for purposes of determining a quorum and for purposes of calculating the vote with respect to such matter, but shall not be deemed to have been voted in favor of such matter. If a broker returns a “non-vote” proxy, indicating a lack of authority to vote on such matter, then the shares covered by such non-vote shall be deemed present at the Special Meeting for purposes of determining a quorum but shall not be deemed to be represented at the Special Meeting for purposes of calculating the vote with respect to such matters.
In order for the Fifth Amended and Restated Certificate of Incorporation of SDOI to be adopted, the Charter Amendment Proposals must be approved by the holders of a majority of the shares of Common Stock of SDOI outstanding and entitled to vote thereon. None of the Charter Amendment Proposals will be adopted unless each of them is approved.
Stockholders who sign and return a proxy may revoke it at any time before it is voted by giving written notice to the Chief Financial Officer of SDOI at its principal executive office. Any written revocation must bear a date later than the date of the proxy stating that the proxy is revoked. SDOI stockholders may execute a new, signed proxy bearing a later date, or if a holder of record, by attending the SDOI Special Meeting and voting in person. If SDOI stockholders hold shares in “street name,” then SDOI stockholders must get a proxy from their broker, bank or other custodian to vote the shares in person at the Special Meeting.
Solicitation of Proxies
Expenses incurred in connection with the solicitation of proxies for the Special Meeting will be paid by SDOI. Proxies are being solicited primarily by mail, but, in addition, officers and employees of SDOI, who will receive no extra compensation for their services, may solicit proxies by telephone or personal calls. SDOI also will request that brokers or other nominees who hold shares of SDOI Common Stock in their names for the benefit of others forward proxy materials to, and obtain voting instructions from, the beneficial owners of such stock at SDOI’s expense.

We have engaged PAG to solicit proxies in connection with the matters to be voted on at the Special Meeting. The terms of our engagement with PAG require us to pay PAG a services fee plus customary disbursements, which are not expected to exceed $18,000 in total.

THE CONTRIBUTION AND EXCHANGE
The Parties
For a brief description of SDOI and Turning Point, please see the section entitled “Summary — The Companies,” above. For a detailed description of the business of SDOI and Turning Point, please see the sections entitled “Certain Information Concerning the Business of SDOI” and “Certain Information Concerning the Business of Turning Point,” below.
As of the date hereof, the SG Parties own approximately 34.5% of SDOI’s outstanding Common Stock. As of the date hereof, Standard General L.P., the investment manager of the SG Parties, beneficially owns 11,069,442 shares of Turning Point Common Stock, which in the aggregate constitute approximately 58.8% of the outstanding shares of Turning Point Common Stock.
Upon completion of the Contribution and Exchange, Turning Point will be deemed our predecessor as defined by federal securities laws.
General Description of the Contribution and Exchange
Pursuant to the Exchange Agreement, the SG Parties will contribute, or cause to be contributed, to the Company, approximately 9,842,373 shares of the voting Common Stock, par value $0.01 per share of Turning Point, or the Turning Point Contributed Shares, consisting of  (i) certain shares of Turning Point Common Stock held by the SG Parties or which the SG Parties have the right to acquire prior to the contribution and (ii) certain shares of Turning Point Common Stock held by certain third parties, or the Additional Persons, over which the SG Parties have certain disposition and other rights, including 500,000 shares of Turning Point Common Stock held by Thomas F. Helms, Jr., Chairman of the board of directors of Turning Point, over which Mr. Helms has provided the SG Parties investment discretion and certain disposition and other rights.
The Turning Point Contributed Shares will represent approximately 52.3% of the issued and outstanding shares of Turning Point Common Stock.
In exchange for the Turning Point Contributed Shares, the Company will issue to the SG Parties and the Additional Persons (as applicable) shares of the Class A Common Stock of the Company based on the Exchange Ratio, calculated as of the closing of the Contribution and Exchange, equal to the lesser of  (i) the 30-calendar day trailing VWAP of the Turning Point Common Stock divided by the 30-calendar day trailing VWAP of the Common Stock of the Company (as adjusted to reflect the reclassification of the Common Stock of the Company pursuant to the Fifth Amended and Restated Certificate of Incorporation of SDOI) and (ii) the 30-calendar day trailing VWAP of the Turning Point Common Stock divided by the pro forma book value per share of the Company. Any fraction of a share of Class A Common Stock issuable by the Company in the Contribution and Exchange will be rounded up to the nearest whole share if such fraction is equal to or greater than 0.5 and rounded down to the nearest whole share if such fraction is less than 0.5. Prior to the consummation of the Contribution and Exchange, the Company will amend and restate its Fourth Amended and Restated Certificate of Incorporation, as amended, in the form of the Fifth Amended and Restated Certificate of Incorporation, to provide for, among other things, (x) the reclassification of every 25 shares of the Common Stock, par value $0.01 per share, of the Company into a one share of a new class of Common Stock, par value $0.01 per share, designated as “Class A Common Stock,” or the Class A Common Stock, and (y) the authorization for issuance of an additional class of Common Stock, par value $0.01 per share, of the Company designated as “Class B Common Stock,” or the Class B Common Stock. Prior to the closing of the Contribution and Exchange, the Company will declare a dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock, or the Dividend, with the record date for such dividend occurring immediately following completion of the Contribution and Exchange. The Class A Common Stock and the Class B Common Stock will vote together as a single class and will be substantially the same, except that the Class B Common Stock shall have 10 votes per share and the Class A Common Stock shall have one vote per share, and the shares of Class B Common Stock shall be convertible into shares of Class A Common Stock automatically upon the transfer of such shares of Class B Common Stock, with certain exceptions, or upon the affirmative vote of holders of Class B Common Stock or voluntarily by the holder of such shares of Class B Common Stock. Following the distribution of the Dividend, the SG Parties will deliver a written consent to adopt and approve the Sixth Amended and Restated Certificate of Incorporation.
SDOI and the SG Parties currently expect the closing of the Contribution and Exchange to occur during the first calendar quarter of 2017. However, as the Contribution and Exchange is subject to the satisfaction or waiver of other conditions described in the Exchange Agreement, it is possible that factors outside the control of SDOI and the SG Parties could result in the Contribution and Exchange being consummated at a later time, or not at all.
Background of the Contribution and Exchange
In April 2013, SDOI entered into an asset purchase agreement with Origene, pursuant to which SDOI sold to Origene substantially all of SDOI’s rights, title and interest in substantially all of its non-cash assets related to its life sciences business for $16.0 million. In July 2013, SDOI completed the asset sale. As a result of the asset sale, SDOI no longer owns its historical operating assets, and its past business operations have been discontinued. SDOI currently is a “shell company” under the federal securities laws.
SDOI has essentially no operating assets, and since April 2013 its business strategy has been primarily identifying new business and investment opportunities. The SDOI board of directors and members of SDOI management and have met periodically since such time to review and assess potential such opportunities.
On August 8, 2016, Mr. Gregory Baxter, a member of our board of directors, discussed with the SDOI board of directors the potential merits and considerations of a transaction with the SG Parties. In light of the fact that Mr. Baxter and Mr. Ian Estus, a member of our board of directors, could be subject to potential conflicts of interest in respect of any potential transaction, the SDOI board of directors resolved to form the Special Committee, initially consisting of independent directors Thomas J. Kelleher, David A. Wurzer, Wayne P. Yetter and Kenneth M. Young. The Special Committee was authorized to take all actions with respect to a potential transaction with the SG Parties and to undertake any review, discussion, consideration, deliberation, examination, investigation, analysis, assessment, evaluation, exploration, response, negotiation, termination, rejection, approval and/or authorization on behalf of SDOI with respect to the terms and conditions of a potential transaction. The SDOI board of directors resolved, among other things, not to approve any potential transaction without the affirmative recommendation of the Special Committee. From August 15, 2016 to November 25, 2016, the Special Committee held approximately thirteen meetings, in addition to various calls and other correspondence, to discuss and analyze a potential transaction with the SG Parties and other transactions related thereto. All members of the Special Committee were present at meetings of the Special Committee described below, unless otherwise noted.
On August 15, 2016, the Special Committee held a meeting with representatives of Young Conaway Stargatt & Taylor, LLP, or Young Conaway, to determine whether to engage Young Conaway as its legal counsel. During the meeting, the members of the Special Committee determined that they did not have any potential conflicts of interest in respect of a potential transaction with the SG Parties. Later that day, Mr. Kelleher determined that Standard General L.P. and its affiliates hold 500,000 shares of common stock of B. Riley Financial, Inc., or approximately 2.6% of the outstanding common stock of B. Riley Financial, Inc., a company for which he serves as President, and for which Mr. Young served as a director, and that, because of this interest, and out of an abundance of caution, neither he nor Mr. Young would continue to serve on the Special Committee. Following such determination, Mr. Kelleher and Mr. Young left the Special Committee.
In late August 2016, the Special Committee, then consisting of Mr. Yetter and Mr. Wurzer, retained Young Conaway to represent it in connection with any potential transactions. Also during this time, and into early September 2016, the Special Committee considered and interviewed several investment banks and financial specialists to serve as its financial advisor.
On August 30, 2016, the Special Committee authorized Young Conaway to contact Debevoise & Plimpton LLP, or Debevoise, counsel for the SG Parties, to discuss the SG Parties’ interest in a potential transaction. In furtherance of the foregoing, representatives of Young Conaway spoke with representatives of Debevoise on September 7, 2016 about a potential transaction, and what the general framework of such a transaction might look like.

On September 12, 2016, the SG Parties delivered to the Special Committee, through its counsel, a letter proposing certain preliminary terms for the Contribution and Exchange and related transactions, or the Potential Transaction, including, among other things, the contribution of Turning Point equity by the SG Parties in exchange for newly issued SDOI equity, certain amendments to the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, and the creation of a new class of stock, shares of which would be issued as a dividend to SDOI stockholders. In light of SDOI’s limited operations and assets, and in light of the difficulty it experienced in finding attractive transaction partners in the prior three years, the Special Committee did not pursue alternative transaction structures to the Contribution and Exchange, although it negotiated for numerous additional provisions and protections in connection with this proposed transaction structure.
On September 13, 2016, the Special Committee held a meeting with representatives of Young Conaway to discuss the Potential Transaction and criteria for selecting an investment bank to act as SDOI’s financial advisor. The Special Committee also directed Young Conaway to negotiate appropriate non-disclosure agreements with potential financial advisors and with the SG Parties. On September 28, 2016, the Special Committee and the SG Parties entered into a mutual non-disclosure agreement, which included customary provisions. Shortly thereafter, the advisors to the SG Parties were provided access to certain non-public information concerning SDOI in order to facilitate their due diligence investigation of SDOI. Additionally, the advisors to the Special Committee were provided certain non-public information concerning the SG Parties and certain public information concerning Turning Point in order to facilitate the Special Committee’s due diligence investigation of the SG Parties and the Turning Point Common Stock to be contributed in the Contribution and Exchange. The SG Parties indicated that they would be unable to provide non-public information concerning Turning Point in their possession to the Special Committee for purposes of its due diligence of the Turning Point Common Stock to be contributed in the Contribution and Exchange because such information was obtained by David Glazek in his capacity as a member of the Turning Point board of directors and is subject to confidentiality restrictions. Due diligence continued until the execution of the definitive transaction documents.
In furtherance of selecting a financial advisor, from September 13, 2016 through October 6, 2016, Mr. Yetter and Mr. Wurzer, as the members of the Special Committee, together with representatives of Young Conaway, reviewed information from numerous financial advisors with significant experience in such transactions, including EP Securities LLC, or Excel, and considered their qualifications to serve as financial advisor to the Special Committee. The Special Committee’s criteria for selecting a financial advisor included, among other things, the financial advisor’s relative lack of potential conflicts with respect to the Potential Transaction, its capacity to provide all of the services required of the Special Committee, its fee structure relative to the size of the Potential Transaction and its past experience in advising other companies in connection with similar transactions. Based on these criteria, the Special Committee selected three financial advisors to be interviewed by the Special Committee and Young Conaway. In the course of these interviews, the Special Committee reviewed with each financial advisor its experience, proposed fee structure, potential conflicts and its views on the current state of the capital markets and potential strategic alternatives that might be available to SDOI.
After careful consideration, on October 6, 2016, the Special Committee determined to engage Excel to act as its financial advisor in connection with the Potential Transaction and consideration of other strategic alternatives, and thereafter Excel commenced its financial analysis of the Potential Transaction. On October 18, 2016, the Special Committee formally engaged Excel as financial advisor to the Special Committee in connection with the Potential Transaction and the Special Committee’s consideration of other strategic alternatives.
On October 6, 2016, the Special Committee held a meeting with representatives of Excel and Young Conaway to discuss alternatives to the Potential Transaction, including a potential distribution of cash to SDOI’s stockholders. Mr. Yetter and Mr. Wurzer reported that, over the previous two years, the Company had undertaken a search for potential transactions and had discussed various opportunities, including a real estate transaction that ultimately did not go forward as well as investments in different operating companies. Excel discussed certain costs and challenges associated with undertaking a cash distribution to the Company’s stockholders. The Special Committee then directed Excel to prepare due diligence requests to be submitted to the SG Parties to further explore the Potential Transaction.

On October 18, 2016, following an exchange of information concerning the business and operations of SDOI and Turning Point, representatives of the Special Committee and representatives of the SG Parties participated in a due diligence call relating to the SG Parties’ due diligence investigation of SDOI.
On October 20, 2016, the Special Committee held a meeting, together with representatives of Excel and Young Conaway, to further discuss the Potential Transaction. Excel provided a presentation on the nature and structure of the Potential Transaction, an estimate as to the amount of SDOI equity the SG Parties would receive under the proposal, and its view of the purpose behind the creation of the Class B Common Stock. The Special Committee discussed how the Potential Transaction would result in the SG Parties obtaining control over the Company. Excel provided background information on Turning Point’s business and the value of Turning Point’s shares. The discussion included issues that might affect Turning Point’s sales, including government regulations. Excel also discussed Turning Point’s stock price history. Young Conaway then discussed other factors that the Special Committee should consider, including the potential ability of the SG Parties to eliminate unaffiliated stockholders from SDOI after consummation of the Potential Transaction in the absence of negotiated protections.
On October 20, 2016, Debevoise delivered to Young Conaway an initial draft of the Exchange Agreement.
During the period from October 20, 2016 through November 23, 2016, the legal and financial advisors of the Special Committee met frequently by teleconference with representatives of the SG Parties to discuss and negotiate the terms of the Exchange Agreement, including, among other things (i) the Exchange Ratio (as defined in the Exchange Agreement) to be employed in determining the number of shares of Class A Common Stock to be issued in exchange for the Turning Point Common Stock to be contributed in the Contribution and Exchange, (ii) the terms and provisions of amendments to the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, that would be adopted in connection with the Potential Transaction, (iii) the SG Parties Registration Rights Agreement, and (iv) additional protective provisions for unaffiliated stockholders of SDOI after consummation of the Potential Transaction. In the view of the Special Committee and its advisors, a post-transaction provision that would protect unaffiliated stockholders from having their shares eliminated in a separate transaction shortly after the Potential Transaction is consummated constituted an important protection, and a term not traditionally agreed to by transaction partners. In light of  (i) the Company’s difficulties in finding attractive transactions in the prior three years and the SG Parties’ refusal to accept a requirement that the transaction be approved by a majority of shares held by stockholders not affiliated with the SG Parties, (ii) the desire to obtain a valuable post-transaction protection for current stockholders, and (iii) the ability to negotiate for an additional provision enabling the board of directors to change its recommendation in certain circumstances in the event a Superior Proposal (as defined in the Exchange Agreement) is made or an Intervening Event (as defined in the Exchange Agreement) occurs, the Special Committee chose not to insist on a further condition that would require the Potential Transaction to be approved by a majority of shares held by stockholders not affiliated with the SG Parties.
On October 27, 2016, following an exchange of information concerning the business and operations of SDOI and Turning Point, representatives of the Special Committee and representatives of the SG Parties participated in a due diligence call relating to the Special Committee’s due diligence investigation of the SG Parties and the Turning Point Common Stock to be contributed in the Contribution and Exchange, and the SG Parties’ due diligence investigation of SDOI. Periodic discussions, meetings and correspondence concerning due diligence continued until the execution of the Exchange Agreement.
Also on October 27, 2016, the Special Committee held a meeting, together with representatives of Excel and Young Conaway, to discuss the status of the Potential Transaction including a discussion about the due diligence call held with representatives of the SG Parties earlier in the day, as well as public analyst projections about the projected growth and earnings that might be realized by Turning Point. Discussion was also held regarding the status of the then-current drafts of the transaction documents.
On October 31, 2016, Debevoise delivered to Young Conaway an initial draft of the SG Parties Registration Rights Agreement.
On November 1, 2016, Young Conaway returned to Debevoise a revised draft of the Exchange Agreement, reflecting the comments of the Special Committee and its advisors, and additionally Young

Conaway requested that the SG Parties consider certain changes pertaining to the provisions of the Exchange Agreement relating to the Company’s continuing support of the Potential Transaction prior to the stockholder vote, including to permit the Company to terminate the Exchange Agreement in the event of a board of directors recommendation change with respect to a superior proposal rather than allowing the SG Parties to require that a vote be held in such a circumstance, to eliminate the termination fee that would be payable by the Company in certain circumstances and to eliminate the requirement for the board of directors to unanimously reaffirm its recommendation in favor of the Charter Amendment Proposals upon request from the SG Parties (such changes referred to as the Transaction Support Changes).
On November 7, 2016, Young Conaway returned to Debevoise a marked draft of the SG Parties Registration Rights Agreement, reflecting the comments of the Special Committee and its advisors.
On November 9, 2016, the Special Committee held a meeting, together with representatives of Excel and Young Conaway, to discuss the status of the Potential Transaction, including the nature and terms of a provision that would prevent the unaffiliated stockholders of the Company from being required to dispose of their SDOI equity in a merger or other transaction immediately upon, or shortly after, the closing of a transaction with the SG Parties (such provision referred to as the Unaffiliated Stockholder Protective Provision). Excel also discussed the financial terms of the Potential Transaction, including the Exchange Ratio proposed by the SG Parties and the ways in which the financial terms might be improved, specifically by using an alternative formula for calculating the Exchange Ratio and by revising certain provisions concerning expense reimbursements and fees.
On November 10, 2016, Debevoise sent Young Conaway a revised draft of the Exchange Agreement (reflecting the Transaction Support Changes requested by Young Conaway on November 1, 2016), as well as revised drafts of the SG Parties Registration Rights Agreement, and a draft cumulative amended and restated certificate of incorporation of the Company, referred to as the Cumulative Charter Amendment, containing terms to be reflected in the Fifth Amended and Restated Certificate of Incorporation and certain additional provisions to be reflected in the Sixth Amended and Restated Certificate of Incorporation. One of those terms provided for eliminating a provision that required an action by the stockholders by written consent to be unanimous and replacing it with a provision only requiring a majority of consents, a change that would make the Certificate of Incorporation consistent with modern corporate governance practices. The changes would also increase the number of authorized preferred shares from 19,664,362 to 500,000,000, which would assist the Company in the future in attracting equity investors. Another term, addressing a request for a special meeting by the President at a time at which there is an “interested stockholder,” would also be eliminated to make the certificate of incorporation consistent with modern corporate governance practices. The respective legal advisors of the Special Committee and the SG Parties continued to negotiate the terms of the Exchange Agreement, the Fifth Amended and Restated Certificate of Incorporation of SDOI and the other transaction documents, and continued to exchange drafts of such documents.
Also on November 10, 2016, representatives of the SG Parties and Excel discussed certain financial aspects of the Potential Transactions, including the desire of the Special Committee to revise the Exchange Agreement to provide for an alternative method of calculating the Exchange Ratio (as defined in the Exchange Agreement) in the event that the Company’s pro forma book value per share exceeds the trailing 30-day VWAP of the SDOI Common Stock as of the consummation of the Contribution and Exchange and to limit the expenses of the SG Parties that would be reimbursable by the Company upon consummation of the Contribution and Exchange (such changes referred to as the Requested Financial Changes).
On November 14, 2016, the Special Committee held a meeting, together with representatives of Excel and Young Conaway, to discuss the status of the Potential Transaction. Discussion was also held regarding the status of the then-current drafts of the transaction documents, the Requested Financial Changes and the expected timing for signing of the Exchange Agreement and closing of the Potential Transaction.
Also on November 14, 2016, Young Conaway sent Debevoise revised drafts of the Exchange Agreement (reflecting proposed language with respect to the Requested Financial Changes that would, among other things, provide for an alternative method of calculating the Exchange Ratio) and the Cumulative Charter Amendment (reflecting proposed language with respect to the Unaffiliated Stockholder

Protective Provision). The revised draft of the Exchange Agreement sent by Young Conaway included the Special Committee’s proposal for an alternative Exchange Ratio formula that provided that the Exchange Ratio would, at the Company’s discretion, equal either (i) the 30-calendar day trailing VWAP of the Turning Point Common Stock divided by the pro-forma book value per share of the Company or (ii) the 30-calendar day trailing VWAP of the Turning Point Common Stock divided by the 30-calendar day trailing VWAP of the SDOI Common Stock. The respective legal advisors of the Special Committee and the SG Parties continued to negotiate the terms of the transaction documents, and continued to exchange drafts of such documents.
On November 21, 2016, Debevoise sent Young Conaway revised drafts of the Exchange Agreement (reflecting agreed-upon revisions to Young Conaway’s proposed language with respect to the Requested Financial Changes), the SG Parties Registration Rights Agreement and the Cumulative Charter Amendment (reflecting agreed-upon revisions to Young Conaway’s proposed language with respect to the Unaffiliated Stockholder Protective Provision). The revisions to the Requested Financial Changes included further revising the Exchange Ratio to provide that it would be equal to the lesser of  (i) the 30-calendar day trailing VWAP of the Turning Point Common Stock divided by the pro forma book value per share of the Company and (ii) the 30-calendar day trailing VWAP of the Turning Point Common Stock divided by the 30-calendar day trailing VWAP of the SDOI Common Stock (as adjusted to reflect the reclassification of the SDOI Common Stock pursuant to the Fifth Amended and Restated Certificate of Incorporation of SDOI), a change that was intended after negotiations between the parties to ensure a more favorable Exchange Ratio formula for the Company’s stockholders in a manner acceptable to the Special Committee and the SG Parties. The respective legal advisors of the Special Committee and the SG Parties continued to negotiate the terms of the transaction documents, and continued to exchange drafts of such documents.
On November 22, 2016, the Special Committee held a meeting, together with representatives of Excel and Young Conaway, to discuss the status of the Potential Transaction. Excel discussed the status of the proposed exchange ratio contemplated in the Exchange Agreement. Discussion was also held regarding certain proposed termination rights and termination fees in the event that SDOI or the SG Parties elect to terminate the agreement, as well as the treatment of certain transaction-related fees and other expenses under the Exchange Agreement. The status of the-then current drafts of the transaction documents was also discussed.
On November 23, 2016, the Special Committee, the SG Parties, and their respective advisors worked to finalize the Exchange Agreement and the other transaction documents, and current drafts of the Exchange Agreement and the other transaction documents were then provided to the members of the Special Committee.
On November 24, 2016, the Special Committee held a meeting, together with representatives of Excel and Young Conaway, to discuss the final terms of the Potential Transaction, including the number of shares of Turning Point stock that would be contributed to SDOI under the terms of the Exchange Agreement, and to advise that the Exchange Agreement and other transaction documents had been finalized without any material changes from the materials provided to the Special Committee on November 23, 2016.
On November 25, 2016, the Special Committee held a meeting, together with representatives of Excel and Young Conaway. A representative of Young Conaway, referring to a presentation that was included in the meeting materials, provided the Special Committee with an overview of the duties of directors and of special committee members under Delaware law. Representatives of Young Conaway also provided an overview of the terms of the Potential Transaction. Representatives of Excel then reviewed and discussed its financial analysis with respect to the Potential Transaction. Thereafter, Excel rendered to the Special Committee its opinion that, as of November 25, 2016, and based upon and subject to the assumptions made, matters considered and qualifications and limitations set forth in such opinion and such other matters as Excel considered relevant, the Exchange Ratio (as defined in the Exchange Agreement) was fair, from a financial point of view, to the Company. After discussion and deliberation, the Special Committee unanimously determined that the Exchange Agreement was advisable, substantively and procedurally fair to, and in the best interest of, SDOI’s unaffiliated shareholders, and resolved to recommend that the full board of directors approve the Exchange Agreement.
On November 25, 2016, immediately following the meeting of the Special Committee, a meeting of the full board of directors of SDOI was commenced, and the full board of directors was informed of the

Special Committee’s determination with respect to the Exchange Agreement and the Special Committee’s recommendation that the full board of directors approve the Exchange Agreement and the related transaction documents. Representatives of Young Conaway and Morgan Lewis & Bockius LLP also provided an overview of the terms of the Potential Transaction. Representatives of Excel then reviewed and discussed its financial analysis with respect to the Potential Transaction. Thereafter, Excel rendered to the full board of directors its opinion that, as of November 25, 2016, and based upon and subject to the assumptions made, matters considered and qualifications and limitations set forth in such opinion and such other matters as Excel considered relevant, the Exchange Ratio (as defined in the Exchange Agreement) was fair, from a financial point of view, to the Company. After further discussion and consideration, SDOI’s board of directors unanimously determined that the Exchange Agreement was advisable, substantively and procedurally fair to and in the best interests of SDOI and its shareholders, and adopted resolutions approving the Exchange Agreement.
The Exchange Agreement was entered into following the close of trading on November 25, 2016 and was thereafter publicly announced on that date.
Approval of the Special Committee and SDOI’s Board of Directors; Reasons for the Contribution and Exchange
In evaluating the Contribution and Exchange, the Special Committee and the board of directors consulted with SDOI’s management and the Special Committee’s and the board of director’s legal and financial advisors, in the course of determining that the Contribution and Exchange is fair, advisable to and in the best interests of the holders of the existing SDOI Common Stock. The Special Committee and then, following the recommendation of the Special Committee, our board of directors, considered the following potentially positive factors:
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the belief that the Contribution and Exchange would provide an impetus for future growth and development of SDOI;

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the belief that the Contribution and Exchange represents the strategic option most likely to maximize stockholder value after consideration of risk factors associated with this transaction and other alternatives;

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the opportunity for the SDOI stockholders to participate in the potential future value of the recapitalized company, including future potential value from additional acquisitions to be pursued by SDOI;

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the belief by the Special Committee and the board of directors that we have obtained the most favorable exchange terms to which the SG Parties were willing to agree, taking into account the improvement in terms as a result of the extensive negotiations between the parties;

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current financial market conditions and historical market prices, volatility and trading information with respect to the existing SDOI Common Stock;

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our assessment as to the low likelihood that a third party would offer a more attractive transaction than the SG Parties, especially in light of the work the board of directors has done since April 2013 to seek to identify other new business and investment opportunities;

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historical information concerning the businesses, prospects, financial performance and condition, operations, technology, management and competitive position of SDOI;

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the support for the Contribution and Exchange expressed by the members of our board of directors;

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Excel’s opinion, dated November 25, 2016, first to the Special Committee and then to the full SDOI board of directors that, as of the date of such opinion and based upon and subject to the assumptions made, matters considered and qualifications and limitations set forth in such opinion and such other matters as Excel considered relevant, the Exchange Ratio (as defined in the Exchange Agreement) is fair from a financial point of view to SDOI, which opinion was based on the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Excel in preparing its opinion as more fully described below under the caption “Opinion of Financial Advisor”;
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the fact that the Potential Transaction is not taxable to our stockholders for United States federal income tax purposes;

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the fact that the Charter Amendment Proposals, a necessary condition to the completion of the Contribution and Exchange, would be subject to the approval of our stockholders and that if a more favorable offer were to be made to our stockholders prior to the completion of the Contribution and Exchange, our stockholders would be free not to approve the Charter Amendment Proposals, which would have the effect of preventing the Contribution and Exchange; and

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the terms of the Exchange Agreement, as reviewed by our Special Committee and board of directors with our legal advisors, including:

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sufficient operating flexibility for us to conduct our business in the ordinary course between signing and closing;

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the parties’ representations, warranties and covenants;

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the limited closing conditions to the SG Parties’ obligations under the Exchange Agreement;

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the provisions of the Exchange Agreement that allow us, under certain circumstances, to engage in negotiations with, and provide information to, third parties in response to credible inquiries from third parties regarding alternative acquisition proposals;

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the provisions of the Exchange Agreement that allow our board of directors to change its recommendation that our stockholders vote in favor of the approval of the Charter Amendment Proposals in response to certain acquisition proposals and certain intervening events, if our board of directors determines in good faith that the failure to change its recommendation could reasonably be determined to be inconsistent with its fiduciary duties under applicable law; and

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our ability to specifically enforce the terms of the Exchange Agreement.

The Special Committee and then, following the recommendation of the Special Committee, our board of directors also considered a number of potentially negative factors in its deliberations concerning the Contribution and Exchange, including, but not limited to:
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the fact that the current non-SG Parties SDOI stockholders will own a significantly smaller percentage in the company following the Contribution and Exchange;

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the fact that the approval of the Potential Transaction will not be conditioned on the vote of a majority of the shares held by stockholders not affiliated with the SG Parties;

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the restrictions on the conduct of our business prior to the completion of the Contribution and Exchange;

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that, under the terms of the Exchange Agreement, we cannot solicit other acquisition proposals, that we must pay to the SG Parties expense reimbursement and a termination fee of up to $1 million if the Exchange Agreement is terminated under certain circumstances, which may deter others from proposing an alternative transaction that may be more advantageous to our stockholders;

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that, while the Contribution and Exchange is expected to be completed, there can be no assurance that all conditions to the parties’ obligations to complete the Contribution and Exchange will be satisfied, and as a result, it is possible that the Contribution and Exchange may not be completed even if approved by our stockholders (see the section entitled “The Exchange Agreement — Conditions Precedent to the Contribution and Exchange”); and

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that the Contribution and Exchange is subject to other risks, as described in the section of this proxy statement/prospectus entitled “Risk Factors.”

During its consideration of the transaction with the SG Parties, our board of directors was also aware that certain of our directors and executive officers have interests in the Contribution and Exchange that are, or may be, different from, or in addition to, those of our stockholders generally, as described under “The Contribution and Exchange — Interests of Certain Stockholders, Directors, Officers and other Related Parties in the Contribution and Exchange.”
While our board of directors considered potentially negative and potentially positive factors, our board of directors concluded that, overall, the potentially positive factors outweighed the potentially negative factors.
The foregoing discussion summarizes the material information and factors considered by our board of directors in its consideration of the Contribution and Exchange. Our board of directors collectively reached the unanimous decision to approve the Exchange Agreement in light of the factors described above and other factors that each member of our board of directors felt were appropriate. In view of the variety of factors and the quality and amount of information considered, our board of directors did not find it practicable to and did not make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Individual members of our board of directors may have given different weight to different factors.
The foregoing discussion of the information and factors considered by the Committee and the SDOI board of directors is forward-looking in nature. This information should be read in light of the factors described under “Note Regarding Forward-Looking Statements” beginning on page 53.
Amendment to Exchange Agreement; Approval of the Special Committee and SDOI’s Board of Directors
On April 4, 2017, Debevoise contacted Young Conaway to indicate that the SG Parties wished to raise with the Special Committee a potential amendment to the Exchange Agreement that would amend the definition of Pro Forma Book Value Per Share to exclude from the calculation of SDOI’s stockholders equity the impact of the payment of the purchase price and the acquisition of shares under SDOI’s November 23, 2016 agreement to acquire, through its wholly owned subsidiary, all of the outstanding capital stock of Interboro.
Following discussion with members of the Special Committee, Young Conaway proposed that the Special Committee would consider such an amendment, but that the definition of Pro Forma Book Value Per Share should also exclude any fees and expenses incurred by SDOI in connection with the Interboro transaction. In addition, Young Conaway proposed on behalf of the Special Committee that SDOI’s obligations to pay certain fees and expenses of the SG Parties and Turning Point upon consummation of the Contribution and Exchange, currently not capped, would be generally capped at $1.0 million in the aggregate. Debevoise indicated on behalf of the SG Parties that they would be willing to agree to such a cap at $1.5 million.
On April 5, 2017, the Special Committee held a meeting, together with representatives of Excel and Young Conaway, to consider the above-described amendment. A representative of Young Conaway provided an overview of the terms of the proposed amendment, and confirmed that it was consistent with the original intention of the parties, insofar as the Pro Forma Book Value Per Share formula was intended to reflect the value of SDOI as of the time the parties executed the Exchange Agreement, without reference to other transactions that might affect the Pro Forma Book Value Per Share. Excel also confirmed that the amendment would prevent the expenses of the Interboro transaction from negatively affecting Pro Forma Book Value Per Share in respect of the formula to be employed under the Exchange Ratio. Young Conaway and Excel discussed the concept of capping certain fees and expenses of the SG Parties and Turning Point upon consummation of the Contribution and Exchange as described above, and both advisors confirmed that agreeing to such a cap was consistent with the original intention of the parties. After discussion and deliberation, the Special Committee unanimously determined that the amendment to the Exchange Agreement was advisable, substantively and procedurally fair to, and in the best interest of, SDOI’s unaffiliated shareholders, and resolved to recommend that the full board of directors approve the amendment to the Exchange Agreement.

Also on April 5, 2017, following the meeting of the Special Committee, a meeting of the full board of directors of SDOI was commenced, and the full board of directors was informed of the Special Committee’s determination with respect to the amendment to the Exchange Agreement and the Special Committee’s recommendation that the full board of directors approve the amendment to the Exchange Agreement. Representatives of Young Conaway and Excel shared with the full board the substance of the earlier discussions with the Special Committee. After discussion and deliberation, SDOI’s board of directors unanimously determined that the amendment to the Exchange Agreement was advisable, substantively and procedurally fair to, and in the best interests of SDOI and its shareholders, and adopted resolutions approving the amendment to the Exchange Agreement, but directed the representatives of SDOI to seek to reduce the proposed cap on certain fees and expenses of the SG Parties and Turning Point below $1.5 million if possible.
Following the meeting of the full board, Young Conaway proposed a cap of  $1.4 million to Debevoise, and this amount was accepted by the SG Parties. Thereafter, the amendment was entered into following the meeting of the SDOI board of directors.
Opinion of Financial Advisor
The Special Committee retained Excel to render a fairness opinion to the Special Committee with respect to the fairness of the Exchange Ratio (as defined in the Exchange Agreement), from a financial point of view, to SDOI. On November 25, 2016, Excel delivered its oral opinion, subsequently confirmed in a written opinion of the same date, first to the Special Committee and then to the full SDOI board of directors that, as of the date of such opinion and based upon and subject to the assumptions made, matters considered and qualifications and limitations set forth in such opinion and such other matters as Excel considered relevant, the Exchange Ratio (as defined in the Exchange Agreement) was fair from a financial point of view to SDOI. The opinion does not address any other aspect or implication of the Contribution and Exchange or any other matter. The summary of the opinion of Excel is qualified in its entirety by reference to the full text of its written opinion, which is included as Appendix C to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Excel in preparing its opinion. Pursuant to the terms of its retention by SDOI, Excel was compensated a total of  $546,371 for its advisory services, financial analysis and fairness opinion. Of this amount, $200,000 was paid in respect of the fairness opinion.
The full text of Excel’s written opinion, dated as of November 25, 2016, is attached as Appendix C to this proxy statement/prospectus. We encourage our stockholders to read the full text of Excel’s written opinion carefully and in its entirety for information regarding the assumptions made, methodologies used, factors considered and limitations upon the review undertaken by Excel in rendering its opinion. Excel has not assumed any responsibility for updating or revising its opinion based on circumstances or events occurring after the date thereof. Excel provided its opinion for the information and assistance of the Special Committee and the SDOI board of directors in connection with its consideration of the fairness of the Exchange Ratio (as defined in the Exchange Agreement), from a financial point of view, to SDOI, and Excel’s opinion, which was provided for the information and assistance of the Special Committee and the SDOI board of directors, is not intended to be and does not constitute a recommendation as to how any stockholder should act on any matters relating to the Contribution and Exchange, the Exchange Agreement or any other matter.
In connection with rendering the opinion described above and performing its related financial analyses, Excel reviewed, among other things:
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the Exchange Agreement;

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annual reports to stockholders and Annual Reports on Form 10-K of SDOI for the three years ended December 31, 2015;

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certain interim reports to stockholders and Quarterly Reports on Form 10-Q of SDOI and Turning Point;

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the Registration Statement on Form S-1 filed by Turning Point (Registration No. 333-207816), including its prospectus included therein dated May 10, 2016;

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certain other communications from SDOI and Turning Point to their respective stockholders; and

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certain internal financial analyses and forecasts for SDOI prepared by its management, as reviewed and approved for use in connection with Excel’s opinion by management of SDOI, which Excel assumed had been reasonably prepared by the management of SDOI on a basis reflecting the best currently available estimates and good faith judgments of the management of SDOI. These financial analyses and forecasts, which in light of the fact that SDOI is a shell company focused solely on balance sheet data and projected expenses, are not material to an understanding of the conclusion expressed below.

Turning Point did not provide Excel with any non-public information, and therefore, Excel’s opinion was prepared without the benefit of any non-public information regarding Turning Point. Accordingly, with the Special Committee’s and the SDOI board of director’s approval, the projections utilized for all financial analyses regarding Turning Point were based exclusively on publicly-available information, the accuracy of which was assumed and which Excel took no independent steps to verify.
Excel also held discussions with members of the senior management of SDOI regarding their assessment of the strategic rationale for, and the potential benefits of, the transactions contemplated by the Exchange Agreement and the past and current business operations, financial condition and future prospects of SDOI. In addition, Excel reviewed the financial terms of recent business combinations in the “other tobacco products” industry specifically and other industries generally, and performed such other studies and analyses, and considered such other factors, as Excel considered appropriate. Excel did not attribute any particular weight to any analysis or factor it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Excel’s analyses must be considered as a whole.
Excel relied, without independent verification, upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it (including without limitation the representations and warranties contained in the Exchange Agreement) and assumed such accuracy and completeness for purposes of rendering its opinion. Excel did not independently verify the accuracy or completeness of any such information, nor will it do so in the future, and Excel did not and does not assume any responsibility for doing so. Excel expressed and expresses no view with respect to the information and data or other assumptions on which they were based. There are significant risks involved in achieving such financial projections, and such projections may not be achieved, a factor which Excel took into account when preparing its analyses. In addition, Excel did not make an independent evaluation or appraisal of the assets and liabilities of SDOI or any of its subsidiaries and Excel was not furnished with any such evaluation or appraisal, nor did it evaluate the solvency of any party to the Exchange Agreement under any state or federal laws relating to bankruptcy, insolvency or similar matters.
Excel assumed, with the Special Committee’s and the SDOI board of directors’ consent, that the transactions contemplated by the Exchange Agreement will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for such transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on SDOI or the contemplated benefits of such transactions. Excel’s opinion relates to the fairness of the Exchange Ratio (as defined in the Exchange Agreement), from a financial point of view, to SDOI. Excel expressed no view as to the federal, state or local tax consequences of the transactions contemplated by the Exchange Agreement.
In connection with rendering its opinion, Excel performed certain financial, comparative and other analyses as summarized below, including a discounted cash flow analysis of Turning Point. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to summary description. Accordingly, Excel believes that its analyses must be considered as a whole and that considering any portion of such analysis and factors, without considering all of its analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.
In arriving at its opinion, Excel did not ascribe a specific range of value to SDOI, but rather made its determination as to the fairness of the Exchange Ratio (as defined in the Exchange Agreement), from a financial point of view, to SDOI on the basis of such financial, comparative and other analyses as of the date of such opinion. Further, in arriving at its opinion, Excel did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Excel, in its analysis, made numerous assumptions with respect to industry performance, general business, financial and economic conditions and other matters, many of which are beyond the control of SDOI. No company, business or transaction reviewed is identical to SDOI or the transactions contemplated by the Exchange Agreement. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, business segments or transactions reviewed. For purposes of the analyses described below, implied multiples for selected companies and selected transactions that were considered not meaningful or were not publicly available were not included in overall low to high multiples ranges. Estimates of future financial performance for SDOI were based upon forecasts prepared by SDOI’s management. Any estimates contained in these analyses were not and are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in these analyses. In addition, such analyses relating to the valuation of a business do not purport to be appraisals or to reflect the prices at which such business would be sold.
Excel’s opinion did not address the underlying business decision of SDOI to engage in the transactions contemplated by the Exchange Agreement, the relative merits of such transactions as compared to any alternative business strategies that might exist for SDOI or the effect of any other transaction in which SDOI might engage. Excel was not asked to, nor did it, offer any opinion as to the material terms of the Exchange Agreement (other than the exchange ratio, as defined therein) or the form of the transaction. Excel’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of its written opinion. Excel did not express any view as to, and its opinion does not address, the fairness (financial or otherwise) of the amount or nature of any other aspect of any compensation to any officers, directors or employees of any parties to the transactions contemplated by the Exchange Agreement, or any class of such persons, relative to the Exchange Ratio (as defined in the Exchange Agreement).
The following is a summary of the material financial analyses used by Excel in connection with providing its opinion to the Special Committee and the SDOI board of directors. Certain of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Excel, the tables must be read together with the text of each summary. The tables alone do not constitute a complete summary of the financial analyses of Excel. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the results of Excel’s opinion.
Comparable Companies Analysis.   Excel reviewed and compared certain financial multiples relating to Turning Point to corresponding financial multiples relating to publicly traded companies in the same sector or sub-sector as Turning Point, consisting of the companies listed below. Excel identified these companies based on their participation in the tobacco industry, despite the fact that they all have market capitalizations significantly larger than that of Turning Point. Excel was not able to identify in its research reports any profitable companies in the tobacco industry with market capitalizations similar to that of Turning Point.
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British American Tobacco plc

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Japan Tobacco Inc

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Imperial Brands PLC

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Philip Morris International, Inc.

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Altria Group, Inc.

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Reynolds American Inc.

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Swedish Match AB

Excel obtained the information for this analysis from Capital IQ and public filings. Stock prices and other financial information for the above-mentioned companies were determined as of November 22, 2016. Turning Point’s stock price was determined as of November 22, 2016. Information specific to Turning Point was based on publicly available information.
Excel calculated valuation multiples implied by the contemplated transactions and compared those valuation multiples to comparable valuation multiples of the selected companies. The valuation multiples for each company were calculated by dividing (a) the enterprise value by expected revenue for 2016 and 2017, (b) the enterprise value by expected EBITDA for 2016 and 2017, and (c) the “P/E” for the comparable company, which equals the stock price divided by fully-diluted earnings per share, as expected for 2016 and 2017. The following table summarizes the results of this analysis for Turning Point and the comparable companies:
Turning Point Brands Common Stock Comparison
$MM Company	Market Cap	Enterprise Value	EV/Rev		EV/EBITDA		P/E
			2016	2017	2016	2017	2016	2017
Turning Point (@ current stock price)	$292	$515	2.0x	1.9x	8.9x	8.2x	9.3x	7.5x
Turning Point (@ 30-day VWAP)	$271	$495	1.9x	1.9x	8.5x	7.8x	8.6x	7.0x
Global Majors
British American Tobacco plc	$100,635	$123,312	6.7x	6.1x	17.2x	15.4x	17.6x	15.5x
Japan Tobacco Inc.	$61,094	$65,288	3.4x	3.3x	10.2x	10.1x	16.3x	16.3x
Imperial Brands PLC	$40,937	$56,601	5.7x	5.1x	12.1x	11.0x	14.0x	12.3x
Philip Morris International, Inc.	$139,617	$164,820	6.2x	6.0x	14.1x	13.1x	20.0x	18.5x
		Mean	5.5x	5.1x	13.4x	12.4x	17.0x	15.7x
		Median	6.0x	5.5x	13.1x	12.1x	16.9x	15.9x
US/European
Altria Group, Inc.	$125,229	$136,809	7.1x	6.9x	14.6x	14.0x	21.2x	19.3x
Reynolds American Inc.	$77,806	$89,026	7.1x	6.9x	15.0x	14.0x	23.8x	21.5x
Swedish Match AB	$5,875	$6,468	3.8x	3.6x	11.7x	12.9x	18.4x	17.3x
		Mean	6.0x	5.8x	13.8x	13.6x	21.2x	19.4x
		Median	7.1x	6.9x	14.6x	14.0x	21.2x	19.3x
The foregoing analysis implied an equity value for Turning Point of  $17.53 to $35.06.
Comparable Transaction Analysis.   Excel analyzed certain information relating to the following selected transactions (acquiror/target):
•
BAT/Reynolds

•
BAT/TDR d.o.o. and other tobacco and retail assets

•
BAT/Souza Cruz S.A. (24.7% remaining minority stake)

•
Scandinavian Tobacco Group A/S/Verellen NV

•
Reynolds/Lorillard, Inc.

•
Japan Tobacco/JT International Berhad (39.6% remaining minority stake)

•
Japan Tobacco/Gryson NV and its related group companies

•
Japan Tobacco/Haggar Cigarette & Tobacco Factory Ltd.

•
BAT/Productora Tabacalera de Colombia, S.A.S.

For each of the selected transactions, Excel calculated and compared certain multiples, including the enterprise value to LTM EBITDA. Excel obtained the information for this analysis for each transaction from Capital IQ and public filings through November 22, 2016. The following table presents the results of this analysis:

Date Announced	Target	Buyer	Target Description	Enterprise Value ($MM)	Enterprise Value/ LTM EBITDA
10/21/16	Reynolds American Inc. (57.8% remaining stake)	British American Tobacco p.l.c.	Second largest cigarette manufacturer in the U.S.	$59,654	16.3x
06/01/15	TDR d.o.o. and other tobacco and retail assets	British American Tobacco p.l.c.	Leading independent cigarette manufacturer in Central Europe with a market leading position in Croatia and a position of scale in Bosnia and Serbia	$599	12.5x
02/23/15	Souza Cruz S.A.(24.7% remaining minority stake)	British American Tobacco p.l.c.	Brazil’s largest cigarette maker and one of the world’s top tobacco leaf producers	$2,532	17.2x
08/13/14	Verellen NV	Scandanavian Tobacco Group A/S	Leading producer of cigars and cigarillos in Belgium, Luxembourg and France, best known for its cigarillo brand “Gold”	$50	9.4x
07/15/14	Lorillard, Inc.	Reynolds American Inc.	Third largest manufacturer of cigarettes in the U.S.	$27,500	12.8x
03/31/14	JT International Berhad (39.6% remaining minority stake)	Japan Tobacco Inc.	Engaged in the manufacture, marketing and sale of tobacco products primarily in Malaysia	$265	10.6x
05/01/12	Gryson NV and its related group companies	Japan Tobacco Inc.	Leading roll your own (“RYO”) and make your own (“MYO”) tobacco company with established market positions across several European countries	$598	12.3x
07/01/11	Haggar Cigarette & Tobacco Factory Ltd.	Japan Tobacco Inc.	Leading tobacco company in the Republics of Sudan and South Sudan	$455	9.9x
05/01/11	Productora Tabacalera de Colombia, S.A.S.	British American Tobacco p.l.c.	Second largest cigarette company in Colombia	$452	11.3x
				Mean	12.8x
				Median	12.3x

Notes:
Criteria: (1) All tobacco transactions, (2) EV greater than or equal to $50MM and (3) LTM EBITDA multiple information available or enough data available to calculate LTM EBITDA multiple
Screen last ran on November 22, 2016
The foregoing comparable transaction analysis implied an equity value for Turning Point of  $14.66 to $23.27.
Exchange Ratio History.   Excel reviewed the history of the 30-day volume weighted average price of SDOI’s and Turning Point’s common stock and the historical exchange ratio for the period beginning June 22, 2016 and ending November 22, 2016, calculated by dividing the 30-day volume weighted average price of Turning Point’s common stock by the 30-day volume weighted average price of SDOI’s common stock as of the close of each trading day during this period. During this period such historical exchange ratios ranged from a low of 9.22 to a high of 15.70. As of November 22, 2016, the exchange ratio based on each company’s 30-day volume weighted average price was 13.90. Excel also calculated the exchange ratio based on the 30-day volume weighted average price of Turning Point’s common stock as of November 22, 2016 divided by the adjusted book value of SDOI’s common stock as of that date. The exchange ratio using such method was 13.36.
Discounted Cash Flow Analysis.   Excel performed a discounted cash flow analysis of Turning Point to determine indications of implied prices per share of Turning Point common stock based on publicly available financial information using the terminal EBITDA multiple method and the perpetual growth method. In performing these analyses, Excel used the following assumptions : (i) 20,050,081 shares of Turning Point common stock outstanding on a fully-diluted basis, (ii) growth rates and EBITDA margins held constant for fiscal years 2020 through 2026, (iii) all remaining net operating losses were utilized by end of fiscal year 2017, (iv) an approximate average effective tax rate of 37.5% for fiscal years 2018 through 2026 and (v) capital expenditures and net working capital remained consistent with historical levels.
In performing its illustrative discounted cash flow analyses using the terminal EBITDA method, Excel applied weighted average cost of capital rates ranging from 6.5% to 8.5% and assumed an EBITDA exit multiple of 7.0x. Based on the foregoing, Excel derived implied equity prices per share ranging from $19.83 to $24.25 with respect to Turning Point’s Common Stock. Excel then performed two different sensitivity analyses of the terminal EBITDA method. The first sensitivity analysis assumed (i) a fixed EBITDA margin of 24.4% for the forecast period, (ii) weighted average cost of capital rates ranging from 6.5% to 8.5% and (iii) revenue growth rates ranging from 2.0% to 6.0%. Based on the foregoing, Excel derived implied equity prices per share ranging from $16.83 to $28.61 with respect to Turning Point’s Common Stock. The second sensitivity analysis assumed (i) EBITDA margins ranging from 24.0% to 26.0% for the forecast period, (ii) a fixed weighted average cost of capital rate of 7.5% and (iii) revenue growth rates ranging from 2.0% to 6.0%. Based on the foregoing, Excel derived implied equity prices per share ranging from $18.21 to $28.33 with respect to Turning Point’s Common Stock.
In performing its illustrative discounted cash flow analyses using the perpetual growth methodology, Excel applied weighted average cost of capital rates ranging from 6.5% to 8.5% and assumed a revenue perpetual growth rate of 2.5%. Based on the foregoing, Excel derived implied equity prices per share ranging from $27.59 to $46.80 with respect to Turning Point’s Common Stock. Excel then performed two different sensitivity analyses of the perpetual growth method. The first sensitivity analysis assumed (i) a fixed EBITDA margin of 24.4% for the forecast period, (ii) weighted average cost of capital rates ranging from 6.5% to 8.5% and (iii) revenue growth rates ranging from 2.0% to 6.0%. Based on the foregoing, Excel derived implied equity prices per share ranging from $24.19 to $53.53 with respect to Turning Point’s Common Stock. The second sensitivity analysis assumed (i) EBITDA margins ranging from 24.0% to 26.0% for the forecast period, (ii) a fixed weighted average cost of capital rate of 7.5% and (iii) revenue growth rates ranging from 2.0% to 6.0%. Based on the foregoing, Excel derived implied equity prices per share ranging from $30.32 to $43.77 with respect to Turning Point’s Common Stock.
The EBITDA multiple ranges used in the above analyses were selected to be consistent with the EBITDA multiples at which Turning Point trades as a public company. The growth rate range was selected as a market-standard to be consistent with long-term growth in the economy. The discount rates were generated by undertaking a weighted average cost of capital analysis on Turning Point. Excel used discount rates ranging from 6.5% to 8.5% based on its judgment of Turning Point estimated weighted average cost of capital of 7.5%.
Interests of Certain Stockholders, Directors, Officers and other Related Parties in the Contribution and Exchange
SDOI
Non-Employee Directors
SDOI grants restricted stock awards, or RSAs, which is the right to receive shares of our common stock. In May 2016, we issued RSAs to our directors in an aggregate amount of 340,000 shares, which are subject to performance based vesting. Such RSAs will also automatically vest upon the consummation of the Contribution and Exchange by their terms.
Gregory H.A. Baxter
Mr. Baxter joined SDOI as a director in October 2015. He also currently sits on the board of Turning Point. The SDOI board of directors determined that Mr. Baxter should not serve on the Special Committee due to potential conflicts of interest.
Thomas J. Kelleher
Mr. Kelleher joined SDOI as a director in October 2015. He is currently the President of B. Riley Financial, Inc. (Nasdaq: RILY), Chief Executive Officer of B. Riley & Co., LLC, a wholly owned broker dealer subsidiary, and President of B. Riley Capital Management, LLC, a wholly owned wealth and asset management subsidiary. Mr. Kelleher joined B. Riley & Co. in 1997. Standard General L.P. and its affiliates collectively hold 500,000 shares of common stock of B. Riley Financial, Inc., which represents approximately 2.6% of its outstanding common stock, the company for which Mr. Kelleher serves as President.
Kenneth M. Young
Mr. Young joined SDOI as a director in October 2015. He served on the board of B. Riley Financial, Inc. until his resignation on October 4, 2016. Standard General L.P. and its affiliates collectively hold 500,000 shares of common stock of B. Riley Financial, Inc., which represents approximately 2.6% of its outstanding common stock.
Ian Estus
In considering a potential transaction with the SG Parties, the SDOI board of directors determined that there were sufficient relationships between Mr. Estus and the SG Parties such that Mr. Estus should not serve on the Special Committee due to potential conflicts of interest.
David Glazek
Pursuant to the Exchange Agreement, prior to closing of the Contribution and Exchange, in accordance with the Company’s Fourth Amended and Restated Certificate of Incorporation, as amended, the board of directors shall, by the affirmative vote of at least two-thirds of the board of directors, duly adopt resolutions increasing the size of the board of directors by one director and appointing David Glazek, as a designee of the SG Parties, as a “Class I Director,” to fill the resulting vacancy, to be effective as of the closing of the Contribution and Exchange. Mr. Glazek is also a member of the board of directors of Turning Point.
Management of SDOI and Turning Point Following the Exchange
Kevin J. Bratton will continue to be SDOI’s Chief Financial Officer. The management of Turning Point will not change as a result of the Contribution and Exchange.
The SG Parties
The SG Parties do not have any interests in the Contribution and Exchange beyond their status as stockholders of SDOI, and as parties to the Exchange Agreement and the SG Parties Registration Rights Agreement, as disclosed herein.
Turning Point
Thomas F. Helms, Jr.
Thomas F. Helms, Jr., the Chairman of the board of directors of Turning Point, holds 500,000 shares of Turning Point Common Stock over which Mr. Helms has provided the SG Parties with investment discretion and certain disposition and other rights.
Plans for SDOI and Turning Point after the Contribution and Exchange
SDOI — Following the consummation of the Contribution and Exchange, we will own approximately 52.3% of the outstanding Turning Point Common Stock. We will continue our primary business strategy of identifying new business and investment opportunities and we believe we will become a diversified holding company with interests in a variety of industries and market sectors. We recently entered into two transactions that have not yet been effectuated. On November 4, 2016, we entered into an agreement to purchase assets consisting of five billboards and the ground leases and advertising contracts relating thereto. On November 23, 2016, we entered into a stock purchase agreement, whereby our wholly owned subsidiary, Pillar General Inc., will acquire all of the outstanding capital stock of Interboro Holdings, Inc., an insurance company located in New York. For more information about the acquisition of Interboro Holdings, Inc., please see the section entitled “Certain Information Concerning the Business of SDOI — Business Strategy — Pending Acquisition of Interboro Holdings, Inc.”

We anticipate that our affiliation with the SG Parties will continue to give us access to other acquisition or investment opportunities, which may include businesses that are controlled by, affiliated with, or otherwise known to the SG Parties. We may review acquisition and investment proposals, including those known to the SG Parties, those presented by third parties, and those sought out by us. At any time, we may be engaged in ongoing discussions with respect to possible acquisitions or investment opportunities of widely varying sizes and in disparate industries. There can be no assurance that any of these discussions will result in a definitive agreement and if they do, what the terms or timing of any agreement would be.
Turning Point — Following the consummation of the Contribution and Exchange, (i) we will own approximately 52.3% of the outstanding shares of Turning Point Common Stock, (ii) Turning Point will become our majority-owned subsidiary and its results will be consolidated with our results in our financial statements, (iii) the persons serving as Turning Point’s executive officers and directors will continue to serve in their same respective positions, and (iv) the remainder of the outstanding Turning Point Common Stock will continue to be owned by stockholders of Turning Point other than the Company and the SG Parties. The Turning Point Common Stock will continue to be traded on the NYSE under the symbol “TPB”.
Ownership of SDOI and Turning Point after the Contribution and Exchange
Following the consummation of the Contribution and Exchange, we will own approximately 52.3% of the outstanding shares of Turning Point Common Stock, and the SG Parties will own approximately 88.1% of the outstanding shares of our Common Stock and no shares of Turning Point Common Stock (which is calculated using the exchange ratio that does not take into account approximately $1.7 million in expenses not expensed or accrued, including without limitation approximately $1.4 million of expenses of the SG Parties that SDOI will reimburse pursuant to its obligations under the Exchange Agreement, as of April 25, 2017). The SG Parties will have effective control of SDOI following the Contribution and Exchange, and will be able to approve any action that requires a majority vote of all outstanding shares of capital stock of the company. Under the Fifth Amended and Restated Certificate of Incorporation, which is the subject of the Charter Amendment Proposals, such actions include, among other actions, increasing or decreasing the number of authorized shares of common stock or preferred stock, calling a special meeting of the stockholders and amending the certificate of incorporation of the company.
Effects on SDOI if the Contribution and Exchange is Not Consummated
If the Contribution and Exchange is not consummated for any reason, the SG Parties will not receive any shares of our Common Stock pursuant to the Exchange Agreement and we will not receive the Turning Point Contributed Shares. Instead, we will remain a “shell company” under the federal securities laws and continue to have no operating assets and to engage in our primary business strategy of identifying new business and investment opportunities. Turning Point will remain an independently traded public company.
Changes to the Rights of Our Stockholders
Please see the section entitled “Description of SDOI Capital Stock — Capital Stock” for a description of our capital stock under our Fourth Amended and Restated Certificate of Incorporation, as amended, and the proposed changes to our capital stock under the proposed Fifth Amended and Restated Certificate of Incorporation.
No Dissenters’ Rights of Appraisal
Our stockholders are not entitled to dissenters’ rights or to demand appraisal of, or to receive payment for, their shares of our Common Stock under the DGCL in connection with the Contribution and Exchange.
Regulatory Approvals Required for the Contribution and Exchange
Consummation of the Contribution and Exchange is subject to prior receipt of those approvals and consents required to be obtained from applicable governmental and regulatory authorities, including under the HSR Act. We and the SG Parties have agreed to cooperate and use all reasonable best efforts to obtain, or cause our and their applicable affiliates to obtain, all permits, consents, approvals and authorizations from any governmental or regulatory authority necessary to consummate the Contribution and Exchange as promptly as practicable.

We and the SG Parties have filed notifications of the Contribution and Exchange under the provisions of the HSR Act with the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission on January 23, 2017. The applicable waiting period under the HSR Act expired at 11:59 p.m. (Eastern Time) on February 22, 2017.
Except for the HSR Act, we and the SG Parties are not aware of any other governmental approvals that are required for the Contribution and Exchange to become effective. We and the SG Parties intend to seek any other approvals required to consummate the Contribution and Exchange. There can be no assurance, however, that any such approvals will be obtained.
Accounting Treatment
Prior to the closing of the transactions contemplated by the Exchange Agreement, the SG Parties will own approximately 34.5% of the outstanding shares of SDOI Common Stock, and the SG Parties will contribute or cause to be contributed approximately 52.3% of the outstanding shares of Turning Point Common Stock in the Contribution and Exchange. After the consummation of the transactions contemplated by the Exchange Agreement and giving effect to the changes in SDOI’s capital structure as set forth in the Fifth Amended and Restated Certificate of Incorporation, which is subject to approval by our stockholders, the shares of SDOI’s Class A Common Stock and Class B Common Stock owned by the SG Parties will represent approximately 88.1% of the total voting power of all issued and outstanding SDOI stock, while the Class A Common Stock and Class B Common Stock owned by the Additional Persons will represent approximately 4.5% of the total voting power of all issued and outstanding SDOI stock (in each case based on a closing date of April 25, 2017 and assuming an exchange ratio of 0.66651 shares of SDOI Class A Common Stock for each share of Turning Point Common Stock as of such date). The foregoing description does not give effect to the transaction expenses to be reimbursed to the SG Parties, which are capped at $1.4 million. However, such expenses will be expensed or accrued at the time the transaction closes, and the ownership and exchange ratio calculations set forth in the following sentence are presented reflecting the assumption that $1.7 million of estimated transaction expenses, including without limitation approximately $1.4 million of expenses of the SG Parties that SDOI will reimburse pursuant to its obligations under the Exchange Agreement, were accrued as of April 25, 2017. Based on this assumption, after consummation of the Contribution and Exchange, the SG Parties would hold approximately 88.6% of SDOI’s total voting power (based on a closing date of April 25, 2017 and assuming an exchange ratio of 0.72856 shares of SDOI Class A Common Stock for each share of Turning Point Common Stock as of such date). Although SDOI is the legal acquirer and will issue shares of its common stock to effect the Exchange Agreement, the business combination will be treated as an acquisition of the assets of SDOI under the acquisition method of accounting. Please see the section entitled “Unaudited Pro Forma Financial Information” for more detail regarding the accounting treatment of the Contribution and Exchange.
Material United States Federal Income Tax Consequences of the Actions Contemplated under Proposals #1A, #1B, #1C and #1D and the Subsequent Dividend of One Share of Class B Common Stock for Each Outstanding Share of Class A Common Stock
The following discussion summarizes the material United States federal income tax consequences of the actions contemplated under Proposals #1A, #1B, #1C and #1D and the subsequent dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock and, unless otherwise noted in the following discussion, is the opinion of Morgan, Lewis & Bockius LLP, counsel to the SDOI, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This discussion is based on the Code and administrative rulings and court decisions, each as in effect as of the date hereof and all of which are subject to change or differing interpretations. Any such change, which may or may not be retroactive, could alter the tax consequences to holders of our Common Stock as described herein. As a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the Internal Revenue Service, or the IRS, or will be sustained by a court if challenged by the IRS. This summary is limited to holders of Common Stock who are U.S. persons. For purposes of this discussion, a “U.S. person” is a beneficial owner of Common Stock who is one of the following:
1.   an individual who is a citizen or resident of the United States or who is treated as a citizen or resident of the United States for United States federal income tax purposes;
2.   a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States any state thereof, or the District of Columbia;

3.   an estate, the income of which is subject to United States federal income taxation regardless of its source; or
4.   a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or a trust (a) the administration over which a United States court can exercise primary supervision and (b) all of the substantial decisions of which one or more U.S. persons have the authority to control.
Holders of Common Stock should be aware that this summary is not comprehensive with respect to United States federal income tax considerations. For example, this discussion does not deal with all United States federal income tax considerations that may be relevant to particular holders of SDOI Common Stock in light of their particular circumstances, such as holders:
•
who do not hold their Common Stock as a capital asset (generally, property held for investment) for United States federal income tax purposes;

•
who are subject to special tax rules such as financial institutions, dealers in securities or foreign currency, mutual funds, insurance companies or tax-exempt entities;

•
who are subject to the alternative minimum tax provisions of the Code;

•
who acquired their Common Stock in connection with stock option or stock purchase plans or in other compensatory transactions;

•
who are partnerships, limited liability companies that are not treated as corporations for United States federal income tax purposes, S corporations, or other pass-through entities, including hybrid entities;

•
who hold their Common Stock as part of an integrated investment (including a “straddle,” pledge against currency risk, “constructive” sale or “conversion” transaction or other risk reduction transaction) consisting of shares of Common Stock and one or more other positions;

•
who acquired their Common Stock as qualified small business stock under Section 1202 of the Code or as “Section 1244 stock”;

•
who are United States expatriates;

•
who hold their Common Stock through individual retirement or other tax-deferred accounts;

•
who acquired their Common Stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code; or

•
whose functional currency is not the U.S. dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A person who is a partner of a partnership holding Common Stock should consult its tax advisor.
This discussion does not purport to be a complete discussion of all of the possible United States federal income tax consequences and is included for general information only. Further, it does not address any state, local or foreign tax consequences or United States federal tax consequences other than income tax consequences of the matters addressed therein. SDOI has not requested a ruling from the IRS in connection with the actions contemplated under Proposals #1A, #1B, #1C and #1D or the subsequent dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock, and the discussion below neither binds the IRS nor precludes it from adopting a contrary position.
HOLDERS OF SHARES OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES UNDER FEDERAL NON-INCOME TAX LAWS AND FOREIGN, STATE AND LOCAL LAWS OF THE MATTERS ADDRESSED BELOW.

General Tax Treatment
In the opinion of Morgan, Lewis & Bockius LLP, under current law and based on the facts contained in this registration statement, the terms of the Exchange Agreement and the documents ancillary thereto, and certain assumptions and representations relied upon in rendering the opinion, but subject to the tax treatment of the receipt of one whole share of Class A Common Stock in lieu of a fractional share pursuant to the actions contemplated under Proposal #1D as discussed below, no gain or loss will be recognized by an SDOI stockholder who receives shares of Class A Common Stock and Class B Common Stock pursuant to the actions contemplated under Proposals #1A, #1B, #1C and #1D and the subsequent dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock. The aggregate tax basis of the shares of Class A Common Stock and Class B Common Stock to be received pursuant to the actions contemplated under Proposals #1A, #1B, #1C and #1D and the subsequent dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock will generally be the same as the aggregate tax basis of the shares of Common Stock considered surrendered in exchange therefor. The holding period of the shares of Class A Common Stock and Class B Common Stock to be received pursuant to the actions contemplated under Proposals #1A, #1B, #1C and #1D and the subsequent dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock will generally include the holding period of the shares of Common Stock considered surrendered in exchange therefor.
In support of the foregoing opinion, the actions contemplated under Proposals #1A, #1B, #1C and #1D and the subsequent dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock, given their temporal proximity and implementation pursuant to a plan, could be viewed as either qualifying collectively as one or more tax-free reorganization exchange(s) within the meaning of Section 368(a) of the Code, or as qualifying as one or more tax-free reorganization exchange(s) within the meaning of Section 368(a) of the Code followed by a non-taxable stock distribution to the holders of Common Stock within the purview of Section 305(a) of the Code. The tax results to the SDOI stockholders, however, do not deviate from the results detailed in the opinion rendered above regardless of which of these characterizations were ultimately applied.
Tax Treatment of Whole Share Received in Lieu of Fractional Share
Notwithstanding the foregoing, the tax treatment of an SDOI stockholder with respect to its receipt of one whole share of Class A Common Stock in lieu of a fractional share pursuant to the actions contemplated under Proposal #1D is uncertain as to how certain authorities testing a Code Section 368(a) reorganization for a value-for-value exchange should apply. These authorities generally treat the excess of the fair market value of shares of stock received in certain Code Section 368(a) reorganizations over the fair market value of the shares of stock exchanged therefor as not eligible for tax nonrecognition treatment, but instead treat such excess amount as compensation, a gift, a payment to satisfy an obligation, an inducement to enter into the transaction or a payment for whatever other purpose the facts indicate. As such, it is possible that the value of a whole share of Class A Common Stock received by an SDOI stockholder in excess of the value of the less than 25 shares of Common Stock exchanged therefor pursuant to the actions contemplated under Proposal #1D (specifically, the rounding convention for fractional shares) could be treated as taxable income or gain to such SDOI stockholder, potentially taxed at ordinary income rates (depending on each SDOI stockholder’s relevant facts and circumstances). In this case, the aggregate tax basis and holding period of such whole share of Class A Common Stock (as well as the whole share of Class B Common Stock to be received as a dividend in respect thereof) generally should be bifurcated between the portion of such share considered received for Common Stock and the portion of such share considered received as an excess value amount treated as taxable income or gain. The portion of such whole share of Class A Common Stock considered received for Common Stock and the portion of the whole share of Class B Common Stock to be received as a dividend in respect thereof should be treated in the manner discussed above under “The Contribution and Exchange — Material United States Federal Income Tax Consequences of the Actions Contemplated under Proposals #1A, #1B, #1C and #1D and the Subsequent Dividend of One Share of Class B Common Stock for Each Outstanding Share of Class A Common Stock — General Tax Treatment.” The portion of such whole share of Class A Common Stock considered an excess value amount treated as taxable income or gain and the portion of the whole share of

Class B Common Stock to be received as a dividend in respect thereof should collectively have an aggregate tax basis equal to such excess value amount and should have a holding period beginning as of the date of the receipt of Class A Common Stock.
It is alternatively possible that the foregoing authorities testing a Code Section 368(a) reorganization for a value-for-value exchange should not cause an SDOI stockholder to recognize taxable income or gain with respect to its receipt of one whole share of Class A Common Stock in lieu of a fractional share pursuant to the actions contemplated under Proposal #1D by considering the relative precedential weight of such authorities, as well as by reference to separate authorities that generally disregard certain deviations from a strict application of a value-for-value requirement for a distribution or exchange in lieu of a fractional share the purpose of which is to save the distributing or exchanging company the trouble, expense and inconvenience of issuing and transferring fractional shares (or scrip representing fractional shares), and not to give any particular group of shareholders or any particular shareholder an increased interest in the assets or earnings and profits of the company, and which does not represent separate bargained-for consideration. Analogous authorities not directly applicable to the actions contemplated under Proposal #1D with respect to fractional shares (as they apply to cash received for fractional shares) suggest a benchmark for reviewing property received in respect of fractional shares based on whether a distribution of a total amount of property to shareholders in lieu of fractional shares is one percent or less of the total fair market value of the stock distributed, with a less than one percent figure being supportive of a valid purpose described in the prior sentence. The Company has represented to Morgan, Lewis & Bockius LLP that the distribution of one whole share of Class A Common Stock in lieu of a fractional share pursuant to the actions contemplated under Proposal #1D is being implemented for administrative convenience only to save the Company the trouble, expense and inconvenience of issuing and transferring fractional shares (or scrip representing fractional shares), and not to give any particular group of shareholders or any particular shareholder an increased interest in the assets or earnings and profits of the company, and which does not represent separate bargained-for consideration (such as compensation for services or a transaction consent or inducement fee), and that the excess of the aggregate fair market value of the whole shares of Class A Common Stock to be distributed in lieu of fractional shares pursuant to the actions contemplated under Proposal #1D over the aggregate fair market value of the shares of Common Stock exchanged therefor will be less than one percent of the total fair market value of the Class A Common Stock as of the implementation of the actions contemplated under Proposal #1D. The Company believes that these representations provide a factual basis for supporting a view, under the authorities described in this paragraph, that an SDOI stockholder should not recognize taxable income or gain in respect of its receipt of one whole share of Class A Common Stock in lieu of a fractional share pursuant to the actions contemplated under Proposal #1D. SDOI stockholders not recognizing taxable income or gain in respect of their receipt of one whole share of Class A Common Stock in lieu of a fractional share pursuant to the actions contemplated under Proposal #1D should be treated with respect to their receipt of a whole share of Class A Common Stock in lieu of a fractional share in the manner discussed above under “The Contribution and Exchange — Material United States Federal Income Tax Consequences of the Actions Contemplated under Proposals #1A, #1B, #1C and #1D and the Subsequent Dividend of One Share of Class B Common Stock for Each Outstanding Share of Class A Common Stock — General Tax Treatment.”
Due to the uncertainty described above, Morgan, Lewis & Bockius LLP has not rendered an opinion with respect to the U.S. federal income tax treatment of the receipt of one whole share of Class A Common Stock in lieu of a fractional share pursuant to the actions contemplated under Proposal #1D. SDOI stockholders should therefore consult their tax advisors concerning the treatment of any whole share of Class A Common Stock received in lieu of a fractional share pursuant to the actions contemplated under Proposal #1D.
Fees and Expenses
We expect we will incur an aggregate of approximately $3.4 million in expenses in connection with the Contribution and Exchange, including financial, legal, accounting and tax advisory fees and printing and mailing expenses associated with this proxy statement/prospectus. Whether or not the Contribution and Exchange is consummated, all costs and expenses incurred in connection with the Exchange Agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except as otherwise specifically provided in the Exchange Agreement. The Exchange Agreement provides, among other things, that SDOI will pay for or reimburse all expenses incurred by Turning Point and its subsidiaries or on their behalf in connection with or related to the Contribution and Exchange and, if the Contribution and Exchange is consummated (or if the Exchange Agreement is terminated under certain circumstances), SDOI will pay or reimburse certain fees and expenses incurred by the SG Parties and their affiliates or on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Exchange Agreement and all other matters related to the Contribution and Exchange (including any litigation relating thereto).
Closing Date of the Contribution and Exchange
We expect to complete the Contribution and Exchange no later than the second business day after satisfaction or waiver of all of the closing conditions in the Exchange Agreement, including approval by our stockholders. Subject to the satisfaction or waiver of these conditions, we expect the Contribution and Exchange to close during the second quarter of 2017. However, there can be no assurance that the Contribution and Exchange will be completed at all or, if completed, when it will be completed. Subject to certain exceptions, if the Contribution and Exchange is not completed by June 30, 2017 either party may terminate the Exchange Agreement.
Ancillary Agreements to be Entered into in Connection with the Contribution and Exchange
For a discussion summarizing the material provisions of the SG Parties Registration Rights Agreement and the Turning Point Registration Rights Agreement, see the section entitled “Ancillary Agreements to Be Entered into in Connection with the Contribution and Exchange.”
Federal Securities Laws Consequences
The shares of our Common Stock to be issued to the SG Parties and Mr. Helms pursuant to the Exchange Agreement and the Turning Point Contributed Shares to be contributed to us will not be registered under the Securities Act. These shares will be restricted securities under the Securities Act. We may not sell the Turning Point Contributed Shares, except pursuant to: (i) an effective registration statement under the Securities Act covering the resale of those shares, (ii) Rule 144 under the Securities Act, which, among other things, requires a specified holding period and limits the manner and volume of sales, or (iii) another applicable exemption under the Securities Act. The SG Parties and Mr. Helms may not sell their shares of our Common Stock acquired under the Exchange Agreement, except pursuant to: (a) an effective registration statement under the Securities Act covering the resale of those shares, (b) Rule 144 under the Securities Act, which requires a specified holding period and limits the manner and volume of sales, or (iii) any other applicable exemption under the Securities Act. However, because we are a shell company, Rule 144 is not available for sales of shares of our securities until one year after we have satisfied all of the following requirements: (i) cease to be a shell company, (ii) become subject to the applicable reporting requirements of the Exchange Act, (iii) have filed all reports and other materials required to be filed by the applicable provisions of the Exchange Act for at least 12 months, and (iv) have filed certain information with the Commission reflecting that we are no longer a shell company (which we expect to do shortly after completing the Contribution and Exchange).
In connection with the Exchange Agreement, we and the SG Parties will enter into the SG Parties Registration Rights Agreement pursuant to which, after the consummation of the Contribution and Exchange, the SG Parties will have certain demand and so-called “piggy back” registration rights with respect their shares of our Common Stock. For more information, see the section entitled “Ancillary Agreements to Be Entered into in Connection with the Contribution and Exchange — SG Parties Registration Rights Agreement.”
Upon the consummation of the Contribution and Exchange, we will become a party to the Turning Point Registration Rights Agreement. Pursuant to the Turning Point Registration Rights Agreement, we will have certain demand and so-called “piggy back” registration rights with respect the Turning Point Contributed Shares. See the section entitled “Ancillary Agreements to Be Entered into in Connection with the Contribution and Exchange — Turning Point Registration Rights Agreement” for more information.
This proxy statement/prospectus does not cover any resale of shares of Class A Common Stock or Class B Common Stock to be issued to the SG Parties and Mr. Helms in connection with the Exchange Agreement. In addition, this proxy statement/prospectus does not cover resales of shares of Class A Common Stock or Class B Common Stock issued in connection with the Contribution and Exchange, and no person is authorized to make any use of this document in connection with any resale.

THE EXCHANGE AGREEMENT
The following discussion summarizes the material provisions of the Exchange Agreement. A copy of the Exchange Agreement, including the amendments thereto dated January 25, 2017 and April 5, 2017, is attached as Appendix A to this proxy statement/prospectus and is incorporated by reference into this document. The rights and obligations of the parties are governed by the express terms and conditions of the Exchange Agreement and not by this summary or any other information contained in this proxy statement/prospectus. We urge you to read the Exchange Agreement carefully and in its entirety, as well as this proxy statement/prospectus.
General
On November 25, 2016, we and the SG Parties entered into the Exchange Agreement. Pursuant to the Exchange Agreement, the SG Parties will contribute, or cause to be contributed, 9,842,373 shares of voting Common Stock, par value $0.01 per share, of Turning Point, or the Turning Point Contributed Shares, in exchange for a number of newly issued shares of Class A Common Stock of SDOI based on the Exchange Ratio, calculated as of the closing of the transactions contemplated by the Exchange Agreement, equal to the lesser of  (i) the 30-calendar day trailing volume-weighted average price, or VWAP, of the Turning Point Common Stock divided by the 30-calendar day trailing VWAP of the SDOI Common Stock (as adjusted to reflect the reclassification of the SDOI Common Stock pursuant to the Fifth Amended and Restated Certificate of Incorporation of SDOI) and (ii) the 30-calendar day trailing VWAP of the Turning Point Common Stock divided by the pro forma book value per share of SDOI. Any fraction of a share of Class A Common Stock issuable by the Company in the exchange will be rounded up to the nearest whole share if such fraction is equal to or greater than 0.5 and rounded down to the nearest whole share if such fraction is less than 0.5.
The Closing
The consummation of the Contribution and Exchange, or the Closing, will occur on a date to be specified by the parties to the Exchange Agreement, not later than the second business day after the satisfaction of, or, to the extent permitted by applicable law, waiver of, the closing conditions set forth in the Exchange Agreement, other than those conditions to be satisfied at the Closing, which must be satisfied or, to the extent permitted by applicable law, waived, at such time.
Number of Shares of Our Common Stock to be Issued to the SG Parties Pursuant to the Exchange Agreement
At the Closing, the SG Parties will contribute, or cause to be contributed, the Turning Point Contributed Shares, and in exchange for such contribution, we will issue to the SG Parties and the Additional Persons, as applicable, newly-issued shares of Class A Common Stock of SDOI. Upon consummation of the Contribution and Exchange and after giving effect to the post-closing dividend of Class B Common Stock for each share of Class A Common Stock, SDOI will own 52.3% of the outstanding Common Stock of Turning Point and the SG Parties and Additional Persons will own, in the aggregate, 6,850,283 shares of each of the Class A Common Stock and Class B Common Stock, or approximately 92.6% of the outstanding shares of each such class, all based on a closing date of April 25, 2017 and assuming an exchange ratio of 0.66651 shares of SDOI Class A Common Stock for each share of Turning Point Common Stock as of such date. The foregoing description does not take into account approximately $1.7 million of the Company’s transaction expenses, including without limitation approximately $1.4 million of expenses of the SG Parties that the Company will reimburse pursuant to its obligations under the Exchange Agreement, because such expenses have not been expensed or accrued as of the assumed closing date of April 25, 2017. However, such expenses will be expensed or accrued at the time the transaction closes, and the ownership and exchange ratio calculations set forth in the following sentence are presented reflecting the assumption that $1.7 million of estimated transaction expenses were accrued as of April 25, 2017. Based on this assumption, the SG Parties and the Additional Persons will directly own in the aggregate approximately 7,460,975 shares of each of the SDOI Class A Common Stock and Class B Common Stock, or approximately 93.1% of the outstanding shares of such class (based on a closing date of April 25, 2017 and assuming an exchange ratio of 0.72856 shares of SDOI Class A Common Stock for each share of Turning Point Common Stock as of such date).

Exchange of Shares of Our Class A Common Stock for Turning Point Common Stock
On the closing date, the SG Parties and the Additional Persons, as applicable, will cease to have any rights to the Turning Point Contributed Shares, except for the right to receive our Class A Common Stock pursuant to the Exchange Agreement. We will be entitled to receive the net proceeds after taxes of any dividends or other distributions and all other rights associated with the Turning Point Contributed Shares arising after the closing date.
Approval of the Exchange Agreement
On November 25, 2016, the Special Committee unanimously determined that the Exchange Agreement and the Contribution and Exchange are advisable to, and in the best interests of, SDOI and our stockholders (other than the SG Parties), approved the Exchange Agreement and the transactions contemplated thereby, and recommended that our board of directors approve the Exchange Agreement and the Contribution and Exchange and our stockholders approve the issuance of our Common Stock pursuant to the Exchange Agreement. On November 25, 2016, our board of directors (based in part on the unanimous approval and recommendation of the Special Committee) unanimously determined that the Exchange Agreement and the Contribution and Exchange are advisable to, and in the best interests of, SDOI and our stockholders (other than the SG Parties), approved the Exchange Agreement and the transactions contemplated thereby, and recommended that our stockholders approve the Charter Amendment Proposals, which is a condition precedent to consummating the Contribution and Exchange. For more information about the approval of the Exchange Agreement, see the section entitled “The Contribution and Exchange — Approval of the Special Committee and SDOI’s Board of Directors; Reasons for the Contribution and Exchange.”
Representations and Warranties
The Exchange Agreement contains customary representations and warranties made by us to the SG Parties and each of the SG Parties to us. The assertions embodied in the representations and warranties were made solely for purposes of the Exchange Agreement and may be subject to important qualifications and limitations agreed to by the parties to the Exchange Agreement in connection with negotiating its terms. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to our stockholders, may have been used for the purpose of allocating risk between us and each of the SG Parties rather than establishing matters of fact, may be qualified by the breach of such representations and warranties not having and not reasonably likely to have a material adverse effect on such party’s ability to consummate the Contribution and Exchange and may be qualified by reference to the information included in each party’s disclosure schedules accompanying the Exchange Agreement. For the foregoing reasons, you should not rely on the representations and warranties as statements of factual information.
Pursuant to the Exchange Agreement, we and each of the SG Parties each made representations and warranties relating to, among other things:
•
the power and authority to execute, deliver, and perform its obligations under the Exchange Agreement;

•
required approvals, filings, third-party and governmental consents and absence of conflicts relating to, the execution, delivery and performance of the obligations under, the Exchange Agreement;

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the accuracy of information supplied by each party specifically for inclusion in this proxy statement/prospectus, but specifically excluding information with respect to Turning Point;

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standard accredited investor and acquisition for own account representations;

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the brokers’ and advisors’ fees payable in connection with the Contribution and Exchange; and

•
entity level organization, including formation and qualification.

Each of the SG Parties also made certain other representations and warranties to us relating to the ownership of the Turning Point Contributed Shares to be contributed by such SG Party in the Contribution and Exchange.
We also made certain other representations and warranties to the SG Parties relating to, among other things, the following:
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capitalization of, and registration rights granted by, SDOI as of the date of the Exchange Agreement;

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compliance with applicable law;

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corporate and stockholder vote requirements to approve the Exchange Agreement;

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receipt of an opinion from the Special Committee’s financial advisor;

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documents filed by us with the SEC since January 1, 2015, and the accuracy of information contained in those documents;

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unresolved SEC comments and financial statements;

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no undisclosed liabilities;

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the absence of any event that would have a material adverse effect on SDOI since June 30, 2016;

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eligibility of our current Common Stock to be traded on the OTCQB;

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certain tax matters;

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certain employee matters;

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certain material contracts; and

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SDOI not being classified as an “investment company” as defined under the Investment Company Act.

Conduct of Business Pending the Contribution and Exchange
Under the Exchange Agreement, we have agreed, during the period from the date of the Exchange Agreement until the earlier of the Closing and the termination of the Exchange Agreement pursuant to its terms, to operate the Company in the ordinary course of business consistent with past practice and to not take certain specified actions without the prior written consent of the SG Parties, including, among other things, the following:
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adopt or propose any change to our organizational documents;

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issue, pledge, dispose of, transfer or sell any capital stock, notes, bonds or other securities (or any option, warrant or other right to acquire the same), redeem, purchase or otherwise acquire any of the foregoing or effect any recapitalization, stock split, reclassification or like change in capitalization;

•
acquire, directly or indirectly, any business or equity interests of any other person, merge or consolidate with any other person or acquire, directly or indirectly, or lease, sell, assign, divest, transfer or otherwise dispose of any assets, properties or rights that would be material to the us and our subsidiaries, taken as a whole;

•
make any loans, advances, guarantees or capital contributions to or investments in any person;

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create, incur, assume or guarantee any indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any debt security;

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change any material method of accounting or accounting practice or policy used by the company or any of its subsidiaries, other than such changes as are required by GAAP or applicable law;

•
make or authorize any payment of, or commitment for, capital expenditures;

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cancel, forgive, pay, discharge, satisfy, compromise, or settle any material action, debt or obligation or initiate any material action;

•
enter into, amend, modify, terminate or waive any material right under any material contract or affiliate transaction;

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take any action if, as a result of such action, any representation or warranty of the company under the Exchange Agreement would become untrue or inaccurate in any respect at, or as of any time prior to, the Closing;

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declare or pay dividends or make distributions or other transfers;

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except as required by applicable law or the terms of any existing plan or contract, (i) increase in any manner the compensation or benefits of, or pay any bonus to, any employee of the company or any of its subsidiaries; (ii) accelerate the vesting or payment of, or fund or in any other way secure the payment of, any compensation or benefits under any plan, or (iii) adopt, enter into, terminate, amend, extend or renew any plan;

•
make or change any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, amend any material tax return or file any claim for a material tax refund, enter into any material closing agreement, settle any material tax claim, audit or assessment or surrender any right to claim a material tax refund, offset or other reduction in tax liability; or

•
agree or commit, in writing or otherwise, to do any of the foregoing.

Under the Exchange Agreement, each of the SG Parties has agreed not to vote any of the Turning Point Contributed Shares, during the period from the date of the Exchange Agreement until the earlier of the Closing and the termination of the Exchange Agreement pursuant to its terms, among other things, in favor of any proposal to do any of the following:
•
amend or otherwise change the organizational documents of Turning Point that would, directly or indirectly:

•
make any change in the authorized or issued capital stock or other equity interests of Turning Point; or

•
split, combine or reclassify any of the capital stock or other equity interests of Turning Point;

•
take any action that would, directly or indirectly, result in the sale (by merger, consolidation, sale of stock or assets, joint venture, license out, or other business combination) of all or substantially all of the assets of Turning Point;

•
take any action that would, directly or indirectly, result in the merger or consolidation of Turning Point or its subsidiaries with any person;

•
approve or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, bankruptcy, merger or other reorganization of Turning Point; or

•
enter into or modify in any material respect any agreement with respect to the voting of the capital stock of Turning Point.

Efforts to Consummate the Contribution and Exchange and Other Covenants
General
Each party to the Exchange Agreement agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to the Exchange Agreement in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Contribution and Exchange.

Antitrust and Other Consents
Each party to the Exchange Agreement has agreed to use its respective reasonable best efforts to:
•
make an appropriate filing pursuant to the HSR Act and all other necessary filings, notices and registrations with other governmental authorities under laws relating to the Contribution and Exchange;

•
respond at the earliest practical date to any requests for additional information by the Federal Trade Commission, the United States Department of Justice or any other governmental authorities and reasonably cooperate with the other parties in connection with any investigation of any governmental authority relating to any competition law; and

•
promptly take all actions and do all things necessary, proper or advisable to consummate the Contribution and Exchange, including obtaining all necessary actions, waivers, consents, licenses, permits and approvals from governmental authorities and third parties.

However, no party is required to (i) commence or threaten to commence litigation, (ii) agree to hold separate, divest, license or cause a third party to purchase, any of the assets or businesses of such party or its affiliates or subsidiaries, or (iii) otherwise agree to any restrictions on the businesses of such party or its affiliates or subsidiaries in connection with avoiding or eliminating any restrictions to the consummation of the Contribution and Exchange under any competition law.
Listing of Company Class A Common Stock
We are required to use our reasonable best efforts to cause the Class A Common Stock to be issued in the Contribution and Exchange to be approved for trading on the OTCQB prior to the Closing.
Non-Solicitation
The Exchange Agreement provides that the Company will cease discussions or negotiations with any person that may be ongoing with respect to any alternative transaction or any proposal that could be expected to lead to an alternative transaction and will not, directly or indirectly, encourage or solicit the submission of, entertain inquiries, proposals or offers from, or enter into any agreement or negotiate with any person related to (i) a transaction or series of transactions pursuant to which any person or group of persons other than the SG Parties and its affiliates, such person or group of persons, a “third party”, acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 15% of the outstanding shares of SDOI Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of the company, whether from the company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, consolidation, share exchange or similar transaction pursuant to which any third party acquires or would acquire, directly or indirectly, assets or businesses of the company or any of its subsidiaries representing 15% or more of the revenues, net income or assets (in each case on a consolidated basis) of the Company and its subsidiaries taken as a whole, (iii) any transaction pursuant to which any third party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of subsidiaries of the company and any entity surviving any merger or combination including any of them) of the Company or any of its subsidiaries representing 15% or more of the revenues, net income or assets (in each case on a consolidated basis) of the company and its subsidiaries taken as a whole, or (iv) any disposition of assets to a third party representing 15% or more of the revenues, net income or assets (in each case on a consolidated basis) of the company and its subsidiaries, taken as a whole. The Company must promptly notify the SG Parties of receipt of a request for information or proposal relating to any alternative transaction.
Other Covenants
We have also agreed, subject to applicable law and certain exceptions set forth in the Exchange Agreement, to the following:
•
to keep the SG Parties reasonably informed with respect to the defense or settlement of any stockholder action against us and our directors relating to the Contribution and Exchange; and

•
to give the SG Parties the opportunity to consult with us regarding the defense or settlement of any such stockholder action and, generally, not to settle any such action without the SG Parties’ prior written consent (such consent not to be unreasonably withheld or delayed).

Each of the SG Parties has also agreed to fully cooperate with us in the preparation of this information statement and such SG Party shall, upon request, furnish to us with all information concerning it and its affiliates as we may deem reasonably necessary or advisable in connection with the preparation of this information statement. The SG Parties have also agreed to use their reasonable best efforts to cause their rights with respect to the Turning Point Contributed Shares under the Turning Point Registration Rights Agreement to be transferred to us at Closing.
Conditions Precedent to the Contribution and Exchange
Conditions to Our and the SG Parties’ Obligations to Consummate the Contribution and Exchange
Our obligations and the obligations of the SG Parties to consummate the Contribution and Exchange are subject to the satisfaction or, where permissible, waiver of the following conditions:
•
approval of the Charter Amendment Proposals by the SDOI stockholders and adoption of the Fifth Amended and Restated Certificate of Incorporation of SDOI by the Company;

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all filings, consents, approvals and authorizations of any governmental authority required to consummate the Contribution and Exchange, have been made or obtained;

•
no law, order or other legal restraint or prohibition is in effect that prohibits, makes illegal, or enjoins the consummation of the Contribution and Exchange;

•
the expiration or termination of all waiting periods applicable to the transaction under the HSR Act and other applicable laws; and

•
the prospectus contained herein shall have become effective prior to the mailing of the proxy statement to our stockholders and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been initiated by the SEC.

Conditions to Our Obligations to Consummate the Contribution and Exchange
Our obligations to consummate the Contribution and Exchange are subject to the satisfaction, or where permissible, waiver of the following conditions:
•
the representations and warranties of the SG Parties (without giving effect to any “materiality” qualifiers contained therein) shall be true and correct on the date of the Exchange Agreement and as of the Closing Date (as defined in the Exchange Agreement) as though made on the Closing Date (except that the accuracy of representations and warranties that by their terms speak as of some other date will be determined as of such date), except where the failure of any of such representations and warranties of the SG Parties to be so true and correct would not reasonably be likely to have, individually or in the aggregate, a material adverse effect on the ability of the SG Parties to consummate the transaction;

•
each SG Party shall have performed, or complied with, in all material respects, all obligations required to be performed or complied with by it under the Exchange Agreement;

•
there shall not have occurred any event, change, effect or circumstance that has had, or is reasonably likely to have, a material adverse effect on Turning Point since the date of the Exchange Agreement;

•
we shall have received an officer’s certificate duly executed by a duly authorized officer of each SG Party to the effect that certain conditions set in the Exchange Agreement, in each case with respect to such SG Party, have been satisfied;

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the aggregate number of Turning Point Contributed Shares represents at least 50.1% of the shares of issued and outstanding shares of Turning Point Common Stock as of the Closing;

•
the SG Parties shall have delivered to us the SG Parties Registration Rights Agreement, duly executed by the SG Parties; and

•
the SG Parties shall have delivered evidence reasonably satisfactory to us that Turning Point shall have instructed its transfer agent to credit the aggregate number of all Turning Point Contributed Shares to the Company’s balance account with such transfer agent.

Conditions to the Obligations of the SG Parties to Consummate the Contribution and Exchange
The obligation of the SG Parties to consummate the Contribution and Exchange is subject to the satisfaction or, where permissible, waiver of the following conditions:
•
our representations and warranties (other than in Sections 3.1, 3.2, 3.3 and 3.10 of the Exchange Agreement) (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers contained therein) shall be true and correct shall be true and correct on the date of the Exchange Agreement and as of the Closing Date (as defined in the Exchange Agreement) as though made on the Closing Date (except that the accuracy of representations and warranties that by their terms speak as of some other date will be determined as of such date), except where the failure of any of our representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Company. Our representations and warranties set forth in in Sections 3.1, 3.2, 3.3 and 3.10 of the Exchange Agreement (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers contained therein) shall be true and correct in all material respects on the date of the Exchange Agreement and as of the Closing Date as though made on the Closing Date (except that the accuracy of representations and warranties that by their terms speak as of some other date will be determined as of such date);

•
we shall have performed, or complied with, in all material respects, all obligations required to be performed or complied with by it;

•
there shall not have occurred any event, change, effect or circumstance that has had, or is reasonably likely to have, a material adverse effect on the Company since the date of the Exchange Agreement;

•
the SG Parties shall have received an officer’s certificate to the effect that certain conditions set forth in the Exchange Agreement have been satisfied;

•
our board of directors shall have adopted a resolution declaring the Dividend (the record date for such dividend occurring immediately following the completion of the Exchange);

•
our Class A Common Stock to be issued to the SG Parties pursuant to the Exchange Agreement shall have been approved for trading on the OTCQB;

•
we shall have delivered the SG Parties Registration Rights Agreement, duly executed by us, to the SG Parties; and

•
all outstanding change in control severance agreements to which we or any of our subsidiaries is a party or by which it is bound shall be amended as set forth in the Exchange Agreement.

No Survival of Representations and Warranties
The representations and warranties of all parties do not survive Closing.
Termination of the Exchange Agreement
The Exchange Agreement may be terminated at any time prior to the Closing by:
•
mutual written consent of us (acting upon the unanimous recommendation of the Special Committee) and the SG Parties, if the board of directors (or similar governing body) of each so determines;

•
written notice of either us or the SG Parties:

•
if the Contribution and Exchange shall not have been consummated by June 30, 2017, or the Outside Date (subject to an extension to September 30, 2017 if the prospectus has not been declared effective by the SEC or the proxy statement has not been approved for mailing by the staff of the SEC on or before April 1, 2017), unless a breach of the Exchange Agreement by the party seeking to exercise such termination right caused the transaction not to be consummated on or before such date;

•
if a governmental authority of competent jurisdiction shall have issued any award, injunction, judgment, decree, order, ruling, subpoena, assessment, writ or verdict or other decision, or Order, or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Contribution and Exchange, which Order or other action is final and nonappealable (except that this right to terminate the Exchange Agreement will not be available to any party that failed to comply with its obligations to use its reasonable best efforts to obtain governmental approvals); or

•
if the we have not obtained stockholder approval by reason of the failure to obtain the required vote at a meeting duly convened therefor or at any adjournment or postponement thereof;

•
us (acting upon the recommendation of the Special Committee) upon (i) the occurrence of an event that would cause a material adverse effect on Turning Point or (ii) a breach or violation of any representation, warranty, covenant or agreement on the part of the SG Parties set forth in the Exchange Agreement, which, in the case of clause (ii), such breach or violation would result in the SG Parties’ failure to satisfy its closing conditions and in any such case, such breach or violation shall be incapable of being cured by the Closing, or such breach or violation is not cured within thirty days following receipt of written notice by the SG Party or Parties, as applicable, of such breach or violation (or such longer period during which the applicable SG Party or Parties use their respective reasonable best efforts to cure);

•
the SG Parties upon (i) the occurrence of an event that would cause a material adverse effect on SDOI or (ii) a breach or violation of any representation, warranty, covenant or agreement on our part set forth in the Exchange Agreement, which, in the case of clause (ii), such breach or violation would result in the failure to satisfy our closing conditions and in any such case, such breach or violation shall be incapable of being cured by the Closing, or such breach or violation is not cured within thirty days following receipt of written notice by us of such breach or violation (or such longer period during which we use our reasonable best efforts to cure);

•
the SG Parties, at any time prior to our stockholder meeting, if certain events have occurred as set forth in the Exchange Agreement;

•
us, subject to the prior or concurrent payment to the SG Parties of expense reimbursement and a termination fee equal to $1 million;

•
the SG Parties, subject to the prior or concurrent payment to the Company of expense reimbursement and a termination fee equal to $1.25 million; or

•
us, subject to certain conditions, at any time prior to the receipt of the your approval, if our board of directors shall have effected, or determined to effect substantially concurrently with a termination of the Exchange Agreement, a change in its recommendation to you to vote “FOR” the Charter Amendment Proposals, with respect to a superior proposal.

Expenses and Fees
The Exchange Agreement provides, among other things, that SDOI will pay for or reimburse all expenses incurred by Turning Point and its subsidiaries in connection with or related to the Contribution and Exchange and, if the Contribution and Exchange is consummated (or if the Exchange Agreement is terminated under certain circumstances), SDOI will pay or reimburse certain fees and expenses incurred by the SG Parties and their affiliates in connection with or related to the authorization, preparation, negotiation, execution and performance of the Exchange Agreement and all other matters related to the

Contribution and Exchange (including any litigation relating thereto), provided that in the event the Contribution and Exchange is consummated, SDOI’s obligation to pay or reimburse such expenses is generally subject to a cap of  $1.4 million in the aggregate. We expect we will incur an aggregate of approximately $3.4 million in expenses in connection with the Contribution and Exchange, including financial, legal, accounting and tax advisory fees and printing and mailing expenses associated with this proxy statement/prospectus.
Amendment, Waiver and Assignment
Subject to applicable law, the provisions of the Exchange Agreement, any inaccuracies in the representations and warranties of any of the parties or compliance with any of the agreements or conditions may be waived or the time for performance of any obligations may be extended only if in writing and signed by the party against whom the waiver is to be effective.
Neither the Exchange Agreement nor any of the rights, interests or obligations under the Exchange Agreement may be assigned, in whole or in part, by operation of law or otherwise by us or the SG Parties without the prior written consent of the other party or parties.
We (following the recommendation of the Special Committee) and the SG Parties may amend any provision of the Exchange Agreement by mutual written agreement of the parties.
Specific Performance
If any party fails to perform any covenant or agreement made by it in the Exchange Agreement, the other party will be entitled, subject to the terms of the Exchange Agreement and in addition to any remedy at law or in equity, to injunctions to prevent breaches and to enforce specifically the performance of the terms of the Exchange Agreement.
Governing Law
The Exchange Agreement is governed by the laws of the State of Delaware.

ANCILLARY AGREEMENTS TO BE ENTERED INTO IN CONNECTION WITH THE CONTRIBUTION AND EXCHANGE
SG Parties Registration Rights Agreement
In connection with the Contribution and Exchange, we and the SG Parties will enter the SG Parties Registration Rights Agreement, pursuant to which, after the consummation of the Contribution and Exchange, the SG Parties will have certain demand and so-called “piggy back” registration rights with respect to (i) any and all shares of our Common Stock owned by the SG Parties and their permitted transferees (irrespective of when acquired) and any shares of our Common Stock issuable or issued upon exercise, conversion or exchange of our other securities owned by the SG Parties, and (ii) any of our securities issued in respect of our Common Stock issued or issuable to any of the SG Parties with respect to the securities described in clause (i).
Under the SG Parties Registration Rights Agreement, after the consummation of the Contribution and Exchange, any of the SG Parties may demand that we register all or a portion of such SG Party’s shares of our Common Stock for sale under the Securities Act so long as the anticipated aggregate offering price of the securities to be offered is at least $25 million, unless such demand registration includes all of the then outstanding securities eligible for registration of the SG Party making such demand. Under the SG Parties Registration Rights Agreement, we are not obligated to effect more than five such demand registrations in the aggregate for all of the SG Parties. The SG Parties Registration Rights Agreement also provides that if we decide to register shares of our Common Stock for our own account or the account of a stockholder other than the SG Parties (subject to certain exceptions set forth in the agreement), the SG Parties may require us to include all or a portion of their shares of our Common Stock in the registration and, to the extent the registration is in connection with an underwritten public offering, to have such shares of our Common Stock included in the offering.
Upon such demand registration request, we are obligated to use our reasonable best efforts to file the relevant registration statement as promptly as practicable after the written request of the initiating holders and to use our reasonable best efforts to cause such registration statement to be declared effective under the Securities Act as promptly as practicable thereafter, and to cause such registration to remain effective thereafter for a certain period of time.
If requested by the SG Parties and their affiliates and it is available to us, we shall use our reasonable best efforts to file a “shelf” registration statement providing for the registration of, and the sale on a continuous or delayed basis of, our Common Stock, pursuant to Rule 415 of the Securities Act or otherwise on a Form S-1. If we become qualified for registration on a Form S-3 or comparable or successor form or forms, or any similar short-form registration, we are obligated to use our commercially reasonable efforts to convert any Form S-1 to a Form S-3 shelf registration statement. The SG Parties shall be entitled to an unlimited number of shelf registrations and no shelf registration shall count as a demand registration. Upon filing any shelf registration statement, we shall use our reasonable best efforts to keep such shelf registration statement effective under the Securities Act at all times and to cooperate any shelf take-down, whether or not underwritten, by amending or supplementing any prospectus related to such shelf registration statement as may be reasonably requested by the SG Parties and their affiliates until such time as all of the securities eligible for registration by the SG Parties have been sold or are no longer outstanding. If we become a “well known seasoned issuer,” at the time the SG Parties make a demand notice for a shelf registration statement, we are obligated, to register the shares of our Common Stock requested for registration on a single “automatic shelf registration statement,” but shall pay the registration fee for all Common Stock covered by the SG Parties Registration Rights Agreement. We shall use our reasonable best efforts to maintain our status as a “well known seasoned issuer” during any time that an automatic shelf registration statement is effective and must take certain actions with respect to such registration statement if our status changes.
If our board of directors determines that a demand registration or shelf registration under the SG Parties Registration Rights Agreement (or the continuation of any such registration thereunder) would require the Company to make a public disclosure of material non-public information, which disclosure in the good faith judgment of the board of directors (after consultation with external legal counsel) (i) would be required to be made in any registration statement so that such registration statement would not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, (ii) would not be required to be made at such time but for the filing, effectiveness or continued use of such registration statement and (iii) would reasonably be expected to have a material adverse effect on the company or our business or on our ability to effect a bona fide material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction then we may, upon giving prompt written notice of such action to the holders participating in such registration, delay the filing or initial effectiveness (but not the preparation) of, or suspend use of, such registration statement; provided that we shall be permitted to do so once in any 6-month period for a period not to exceed the earlier of  (a) the termination of any such event described above and (b) 45 days following notice of any such event described above and provided further, that we may not postpone or suspend for periods exceeding, in the aggregate, 120 days during any 12-month period.
If any of the SG Parties demands registration (or shelf registration) under the SG Parties Registration Rights Agreement, other holders of registrable securities are entitled to notice thereof and to have all or a portion of their shares of our Common Stock included in the registration and offering.
The SG Parties’ right to demand or include their shares of our Common Stock in a registration is subject to the right of the underwriters to limit the number of shares included in the offering in the event such underwriter determines that registration of all or a portion of the securities which the holders have requested to be included in the offering would adversely affect the success of such offering.
Subject to certain exceptions, we agree not to (i) effect any public sale or distribution of any of our securities, or any securities convertible into or exchangeable or exercisable for such securities (other than a registration statement on Form S-4, Form S-8 or any successor forms promulgated for similar purposes), (ii) file any registration statements relating to the registration of securities for our account (other than a registration statement on Form S-4, Form S-8 or any successor forms promulgated for similar purposes), or (iii) make any public announcements related to clause (i) or (ii), in each case, during the period beginning on the effective date of any registration statement relating to a registration in which the SG Parties are participating and ending on the earlier of  (a) the date on which all registrable securities registered on such registration statement are sold and (b) the 90 days after and during the 10 days before the effective date of the related registration statement or, in the case of a takedown from a shelf registration statement, 90 days after the date of the prospectus supplement filed with the SEC in connection with such takedown and during such prior period (not to exceed 10 days) as we have given reasonable written notice to the holder of registrable securities, such applicable period the “Holdback Period”; provided that, in each case, the Holdback Period with respect to any offering will end on the first date on which the underwriter(s) of such offering have released us and all holders from the lock-up agreements entered into in connection with such offering.
The provisions of the SG Parties Registration Rights Agreement (and the SG Parties’ registration rights thereunder) shall terminate upon the earliest to occur of  (i) written agreement of the parties thereto, (ii) with respect to a holder, the date on which all shares of Common Stock held by such holder have ceased to be registrable securities, (iii) with respect to us, the date on which all shares of Common Stock have ceased to be registrable securities, and (iv) the dissolution, liquidation, or winding up of the Company.
Turning Point Registration Rights Agreement
On May 10, 2016, Turning Point and certain of its stockholders, or the Designated Stockholders, entered into the TP Registration Rights Agreement, pursuant to which Standard General L.P., Standard General Master Fund L.P., Standard General OC Master Fund L.P., Standard General Focus Fund L.P., P Standard General Ltd. or any investment fund affiliated with any of the foregoing, or the Standard General Parties, and Thomas Helms Jr. or Helms Management Corp., or the Helms Parties, thereto, each an Initiating Holder and together the Initiating Holders, along with the Designated Stockholders, will have certain demand and so-called “piggy back” registration rights with respect to (i) any shares of Common Stock of Turning Point, (ii) any shares of non-voting Common Stock of Turning Point, (iii) any warrants exercisable for shares of Turning Point Common Stock, and (iv) any other equity security of Turning Point issued or issuable with respect to any of the securities mentioned in clauses (i), (ii) or (iii), upon exercise or conversion or exchangeable securities, by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization, or each of  (i)-(iv), the Registrable Securities, under the TP Registration Rights Agreement, the Initiating Holders may request that Turning Point register the number of Registrable Securities stated in such request. However, Turning Point is not obligated to effect (i) more than five such demand registrations initiated by the Standard General Parties or three such demand registrations initiated by the Helms Parties, (ii) a demand registration if the Initiating Holders propose to sell Registrable Securities in such demand registration at an anticipated aggregate offering price to the public of less than $40,000,000 unless such demand registration includes all of the then-outstanding Registrable Securities of the applicable Initiating Holder, or (iii) any such demand registration within a specified period (or such shorter period as Turning Point may determine in its sole discretion) after the effective date of any other registration statement of Turning Point (other than a registration statement on Form S-4 or S-8). Turning Point reserves the right, in limited circumstances, to postpone filing a registration statement; provided that Turning Point may not postpone a filing, amendment or supplement due to a valid business reason for more than 120 days in any twelve-month period or for more than 60 days in any rolling 90-day period. Each request for a demand registration by the Initiating Holders must state the type and amount of the Registrable Securities proposed to be sold and the intended method of disposition thereof.
Any Designated Shareholder that has not requested a registration may offer its Registrable Securities under any demand registration. Turning point must, as promptly as practicable, but in no event later than five business days after the receipt of a request for a demand registration from the Initiating Holders, give written notice thereof to all Designated Stockholders (other than the Initiating Holders), which notice shall specify the type and number of Registrable Securities subject to the request for demand registration and the intended method of disposition of such Registrable Securities. Each such “piggy back” request by such Designated Stockholder shall specify the type and number of Registrable Securities proposed to be registered. The failure of any Designated Stockholder to respond within five business days shall be deemed to be a waiver of such “piggy back” rights with respect to such demand registration.
Upon such demand registration request, Turning Point is obligated to use its reasonable best efforts to file the relevant registration statement and use its commercially reasonable efforts to cause such registration statement to be become effective as promptly as practicable thereafter, and to cause such registration to remain continuously effective for the lesser of the period during which all Registrable Securities registered in the demand registration are sold or 180 days. Except under certain limited circumstances, Turning Point shall bear all registration expenses in connection with any demand registration, whether or not such demand registration becomes effective.
If Turning Point proposes to file a registration statement with respect to an offering of its common stock, non-voting common stock or warrants for its own account (other than a registration statement on Form S-4 or Form S-8) or for the account of any stockholder of Turning Point other than Designated Stockholders, then Turning Point must give written notice of such proposed filing to each of the Designated Stockholders at least 10 business days before the anticipated filing date, which notice shall describe the proposed registration and distribution and offer such Designated Stockholders the opportunity to register the number of Registrable Securities that each such Designated Stockholder may request. Turning Point shall use its commercially reasonable efforts to cause the managing underwriter or underwriters in the case of a proposed underwritten offering to permit each Designated Stockholder who has requested in writing to participate in the registration to include the number of such Designated Stockholder’s Registrable Securities indicated by such Designated Stockholder in such offering on the same terms and conditions as Turning Point or the account of such other stockholder, as the case may be, included therein. Any withdrawal of the registration statement by Turning Point for any reason shall constitute and effect an automatic withdrawal of any registration related thereto.
If Turning Point becomes eligible for use of Form S-3 in connection with a secondary public offering of its equity securities and it receives a written request that it register on Form S-3 from any Initiating Holder, Turning Point must give written notice of such request to all of the other Designated Stockholders as promptly as practicable but in no event later than 10 business days before the anticipated filing date of such Form S-3. Such notice shall provide the other Designated Stockholders the opportunity to register the number of Registrable Securities as such Designated Stockholder may request. Each request for a Form S-3 Registration by an Initiating Holder shall state the type and number of the Registrable Securities proposed to be registered and the intended method of disposition thereof. After the registration statement with respect to a Form S-3 registration that is an Automatic Shelf Registration Statement (as defined in Rule 405 promulgated under the Securities Act) becomes effective, upon written request by a Form S-3 Initiating Holder, Turning Point shall, as promptly as practicable after receiving such request, (i) file with the Commission a prospectus supplement naming the Form S-3 participating stockholders as selling stockholders and the amount of Registrable Securities to be offered and include, to the extent not included or incorporated by reference in the registration statement, any other information omitted from the prospectus used in connection with such registration statement as permitted by Rule 430B promulgated under the Securities Act (including the plan of distribution and the names of any underwriters, placement agents or brokers) and (ii) pay any necessary filing fees to the Commission within the time period required. Any Designated Stockholder that holds Registrable Securities included in a Form S-3 that provides for offers and sales of Registrable Securities on a delayed or continuous basis pursuant to Rule 415 of the Securities Act may initiate a “Shelf Take-Down.” Subject to certain limitations, no Initiating Holder shall be required to provide any other Designated Holders with notice of a proposed Shelf Take-Down.
In any Form S-3 registration, the Form S-3 Initiating Holders may (on behalf of themselves and the Designated Stockholders) elect to engage in a Hedging Transaction. As defined in the TP Registration Rights Agreement, a “Hedging Transaction” means any transaction involving a security linked to any Registrable Securities or any security that would be deemed to be a “derivative security” (as defined in Rule 16a-1(c) promulgated under the Exchange Act) with respect to any Registrable Securities or transaction (even if not a security) which would (were it a security) be considered such a derivative security, or which transfers some or all of the economic risk of ownership of any Registrable Securities, including, without limitation, any forward contract, equity swap, put or call, put or call equivalent position, collar, non-recourse loan, sale of exchangeable security or similar transaction. Turning Point agrees that, in connection with any proposed Hedging Transaction, if, in the reasonable judgment of Designated Stockholders’ counsel (after good-faith consultation with counsel to Turning Point), it is necessary or desirable to register under the Securities Act such Hedging Transaction or sales or transfers (whether short or long) of Registrable Securities in connection therewith, then Turning Point shall use commercially reasonable efforts to take such as may reasonably be required to register such Hedging Transaction or sales or transfers of Registrable Securities in connection therewith under the Securities Act in a manner consistent with the rights and obligations of Turning Point with respect to the registration of Registrable Securities.
Whenever registration of Registrable Securities has been requested or is required, Turning Point shall use its reasonable best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method of distribution thereof as quickly as practicable. In connection with any offering under any registration statement, each Designated Stockholder (i) shall promptly furnish to Turning Point in writing such information with respect to such Designated Stockholder and the intended method of disposition of its Registrable Securities as Turning Point may reasonably request or as may be required by law or regulations for use in connection with any related registration statement or prospectus; (ii) shall comply with the Securities Act and the Exchange Act and all applicable state securities laws and comply with all applicable regulations in connection with the registration and the disposition of the Registrable Securities; and (iii) shall not use any Free Writing Prospectus without the prior written consent of Turning Point. If any seller of Registrable Securities fails to provide such information required to be included in such registration statement by applicable securities laws or otherwise necessary or desirable in connection with the disposition of such Registrable Securities in a timely manner after written request therefor, Turning Point may exclude such seller’s Registrable Securities from a registration.
Pursuant to the TP Registration Rights Agreement and upon satisfaction of certain requirements contained therein, including SDOI’s execution of a joinder thereto, the rights of the Designated Stockholders are transferable to SDOI.

CERTAIN INFORMATION CONCERNING THE BUSINESS OF SDOI
General
SDOI is publically traded on the OTCQB (symbol: SDOI) and is a “shell company” under the federal securities laws. SDOI, formerly known as Strategic Diagnostics Inc., was organized in 1990 as a Delaware corporation. SDOI’s principal executive office is located at 1521 Concord Pike, Suite 301, Wilmington, Delaware 19803, and its telephone number is (302) 824-7062.
Business Strategy
In April 2013, SDOI entered into an asset purchase agreement with Origene Technologies, Inc., or Origene, pursuant to which SDOI sold to Origene substantially all of SDOI’s rights, title and interest in substantially all of its non-cash assets related to its life sciences business for $16.0 million. In July 2013, SDOI completed the asset sale. As a result of the asset sale, SDOI no longer owns its historical operating assets, and its past business operations have been discontinued. SDOI currently is a “shell company” under the federal securities laws. The company has essentially no operating assets, and its business strategy is primarily identifying new business and investment opportunities.
SDOI recently entered into two transactions that have not yet been effectuated. On November 4, 2016, SDOI, Standard Outdoor Southwest LLC, a wholly owned subsidiary of SDOI, or Standard Outdoor, and Metro Outdoor of Austin LLC, or Metro Austin, entered into an asset purchase agreement, whereby Standard Outdoor will acquire assets from Metro Austin consisting of five billboards located in several counties near Austin, Texas and the ground leases and advertising contracts relating to such billboards. The consideration for the acquired assets will be $330,000, of which $290,000 is payable in cash and $40,000 is payable in shares of SDOI’s Class A Common Stock. The principal of Metro Austin is now a consultant to SDOI. This transaction is expected to close in the second quarter of 2017. On November 23, 2016, SDOI and Interboro LLC entered into a stock purchase agreement, whereby SDOI’s wholly owned subsidiary, Pillar General Inc., will acquire all of the outstanding capital stock of Interboro, a wholly-owned subsidiary of Interboro LLC, for a purchase price of  $2,500,000, payable in cash. Consummation of the transactions contemplated by the stock purchase agreement is expected to occur in the second quarter of 2017, subject to receipt of approval from the New York State Department of Financial Services.
Pending Acquisition of Interboro Holdings, Inc.
Through the pending acquisition of Interboro, SDOI will also acquire Interboro’s three subsidiaries, Maidstone Insurance Company (NAIC 34460), a New York-domiciled property and casualty insurance company, or Maidstone, Interboro Management, Inc. and AIM Insurance Agency, Inc.
Maidstone’s principal product is personal automobile insurance, and SDOI expects that it will remain its principal product following the acquisition. In addition, SDOI expects that Maidstone will begin writing homeowner’s insurance coverage in New York following the acquisition. Maidstone has approximately 17,000 policies in-force, primarily located in New York, and SDOI does not expect any changes to these in-force policies as a result of the acquisition.
Maidstone sources, writes and services automobile insurance policies using a network of independently licensed and appointed agents and brokers. Maidstone currently does not market its products directly to consumers. SDOI anticipates that following the closing of the acquisition, Maidstone will continue to base its distribution strategy without any significant changes on its existing network of approximately 500-plus brokers in New York with demonstrated competency in writing automobile insurance in locations that are consistent with Maidstone’s risk appetite and underwriting capabilities. SDOI also expects that additional agents and brokers may be appointed in territories where Maidstone does not have a strong presence, enabling Maidstone to further grow and diversify its policyholder base. Also, SDOI anticipates that following the closing of the acquisition, Maidstone will use its existing network of brokers to write homeowner’s business, and that Maidstone may also initiate relationships with other sources of production for homeowners business, as appropriate.
Maidstone has an in-house claims department of seasoned claims professionals that works with outside attorneys. Maidstone’s management handles decisions on claim settlements and payment. SDOI does not anticipate any change to Maidstone’s claims function as a result of the transaction. SDOI anticipates that Maidstone will use outside adjusters with expertise in adjusting larger property claims to adjust homeowner’s insurance claims. It also plans to engage a nationally recognized adjusting firm to assist with potential catastrophic events.
SDOI intends that Maidstone will run a balanced investment strategy. The three main tenets of this strategy will be, in order of priority, capital conservation, current income and long-term growth of capital and income. SDOI anticipates that reinsurance with respect to Maidstone’s homeowner’s insurance line following the closing of the proposed acquisition will be placed by a reputable broker, and that reinsurance for both catastrophic and individual risks will be provided by a mix of domestic and foreign reinsurers.
Maidstone is a party to an Administrative Services Agreement with Interboro Management, Inc., pursuant to which Interboro Management, Inc. provides management services to Maidstone, including claims, underwriting and finance services. No changes to this arrangement are anticipated as a result of the acquisition. AIM Insurance Agency, Inc. currently has no operations.
Employees
As of April 25, 2017, SDOI employs one part-time employee who has executed an agreement with the company agreeing not to disclose the company’s proprietary information and assigning to the company all rights to inventions made during his employment.
Properties
The Company is headquartered in Wilmington, Delaware, and occupies approximately 200 square feet of space under an operating lease.
Legal Proceedings
SDOI is not a party to any material legal proceedings.
SDOI Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Selling, general and administrative expenses include personnel costs, professional fees and other expenses related to the Company’s current level of activity while the Company explores its future direction and opportunities. Selling, general and administrative expenses increased from $1.2 million in 2015 to $3.1 million in 2016. The increase is related to costs, primarily professional fees, incurred in connection with the investigation and negotiation of agreements with potential transaction partners, including those agreements entered into in the fourth quarter of 2016. The Company expects that it will continue to incur substantial transaction related expenses in 2017. Net loss was $3.0 million, or $0.14 per share, in 2016 as compared to a net loss of  $1.2 million, or $0.06 per share, in 2015.
Selling, general and administrative expenses were $1.2 million in 2015 and 2014. Personnel costs and professional fees were $235,000 lower in 2015 than in 2014. However, this decrease was mostly offset by expenses of approximately $225,000 incurred in connection with a Separation Agreement and General Release dated October 19, 2015 between the Company and its former president. Loss from continuing operations was $1.2 million, or $0.06 per share, in 2015 and 2014. There was no income or loss from discontinued operations in 2015. Income from discontinued operations was $250,000, or $0.01 per share, in 2014, representing the working capital adjustment on the Asset Sale in accordance with the settlement with the Purchaser and OriGene.

Liquidity and Capital Resources
Liquidity is our ability to generate sufficient cash flows from operating activities to meet the Company’s obligations and commitments, or obtain appropriate financing. Currently our liquidity needs arise primarily from current operating expenses and potential business investment opportunities.
	Year Ended December 31,
	2016	2015	2014
	(in thousands)
Net cash used in operating activities	$(1,808)	$(1,351)	$(1,080)
Net cash (used in) provided by investing activities	(19,956)	—	1,300
Net cash provided by financing activities	133	—	—
Net (decrease) increase in cash and cash equivalents	$(21,631)	$(1,351)	$220

Net cash used in operating activities in 2016 was primarily the result of the net loss for the year reduced in part by an increase of  $1.4 million in accrued expenses. Net cash used in operating activities in 2015 was primarily the result of the net loss for the year and a reduction in accrued expenses. Net cash used in or provided by operating activities in 2014 was primarily the result of the loss from continuing operations for the year and a reduction in accrued expenses, partially offset by $250,000 for the gain on sale resulting from the settlement with the Purchaser and OriGene.
The net cash used in investing activities in 2016 was attributable to the purchase of marketable securities. There was no net cash provided by investing activities in 2015. Net cash provided by investing activities in 2014 was attributable to the release of the $1.3 million in escrow to the Company. Net cash provided by financing activities of  $133,000 in 2016 represents cash received from B. Riley & Co. LLC for the disgorgement of profits on matchable transactions as described in Note 11 of the Notes to the Consolidated Financial Statements. There was no net cash used in or provided by financing activities in 2015 and 2014. The Company’s working capital (current assets less current liabilities) decreased from $23.2 million at December 31, 2015 to $20.3 million at December 31, 2016. The decrease was due to the use of cash in operations during the year plus the increase in accrued expenses.
For the year ended December 31, 2016, the Company satisfied all of its cash requirements from cash and cash equivalents on-hand. At December 31, 2016, the Company had no debt and stockholders’ equity of  $20.3 million.
Based upon its cash and cash equivalents on hand, marketable securities available for sale and expected operating expenses, the Company believes it has sufficient resources to meet its operating requirements at least through the next 12 months. However, the Company believes that it would ultimately need to become profitable on an operating basis in order to continue to have such sufficient resources.
The Company’s long-term capital needs and its ability to meet such needs will depend on whether it is able to identify potential business acquisition opportunities, and if so, the acquisition price. Based on the Company’s present financial resources, the Company may require additional debt or equity financing to complete an acquisition.
SDOI Directors, Executive Officers and Corporate Governance
Board Structure
SDOI’s board of directors currently consists of six members. As provided by its Fourth Amended and Restated Certificate of Incorporation, as amended, the board of directors is divided into two classes of directors with each director serving a two-year term. Each year, one class of directors is elected by a stockholder vote. Our Class I Directors are Gregory H.A. Baxter, Ian Estus and David M. Wurzer, and our Class II Directors are Thomas J. Kelleher, Wayne P. Yetter and Kenneth M. Young. The following table sets forth the name, age and principal occupation of each director, or nominee for director, and the year in which he became a director, if applicable.
Name and Principal Occupation	Age	Director Since
Gregory H.A. Baxter Independent Corporate Finance Consultant	63	2015
Ian Estus Director – Special Diversified Opportunities Inc.	42	2016
Thomas J. Kelleher President – B. Riley Financial, Inc. Chief Executive Officer – B. Riley & Co., LLC President – B. Riley Capital Management, LLC	49	2015
David M. Wurzer Executive Vice President and Chief Investment Officer – Connecticut Innovations	58	2010
Wayne P. Yetter Retired Pharmaceutical and Healthcare Executive	71	2010
Kenneth M. Young President and Chief Executive Officer – Lightbridge Communications Corporation	53	2015
SDOI Directors and Executive Officers
The following includes a brief biography for each director and executive officer of SDOI. The biography of each member of SDOI’s board of directors includes information regarding the specific experience, qualifications, attributes or skills that led the compensation and nominating committee and/or SDOI’s board of directors to determine that the applicable director should serve as a member of SDOI’s board of directors as of the date of this report. The Company has no stock ownership requirements for directors, though directors are encouraged to buy and hold shares of the Company’s Common Stock.
Gregory H.A. Baxter joined the Company as a director in October 2015. Mr. Baxter has been an independent corporate finance consultant primarily for middle-market corporations and closely held businesses since 2005. Previously from 2003 to 2005, he was Managing Director and Head of Hedge Fund Sales and Marketing at Diaz & Altschul Capital Management, where his primary focus was bringing its investment products to prospective corporate and institutional clients. He was also a member of the Investment Committee. Immediately prior to joining Diaz & Altschul, he was Managing Director and Head of Generalist/Cross-Border Mergers & Acquisitions at SG Cowen Securities Corporation, the United States investment bank of French bank, Société Générale from 2000 to 2002. There, he re-established the cross-border effort and worked globally in industries such as food, retail, consumer products, transportation and oil and gas. He was also a member of the SG Cowen Fairness Opinion Review Committee. Prior to SG Cowen he was at Rothschild Inc. for almost six years, from 1994 to 2000, where he specialized in advising on industrial/engineering companies, including automotive, domestic and cross border mergers, acquisitions and divestitures. He was also a founding member of SW Capital, an M&A boutique that specialized in middle-market transactions for Fortune 500 companies. Prior to that, he was a Vice President of Irving Trust Company’s Corporate Financial Counseling Department, providing M&A and other corporate finance advice to the bank’s clients. He sits on the board of Turning Point. Mr. Baxter holds a B.A. from the University of Victoria in Canada and a M.B.A. from the Ivey Business School in London.
Ian Estus joined the Company as a director in August 2016. From May 2014 until July 2016, Mr. Estus was the Managing Director of Investments of HC2 Holdings, Inc. (NYSE: HCHC), a diversified holding company with investments in various industries including manufacturing, marine services, insurance, utilities, telecommunications and life sciences. Prior to joining HC2, Mr. Estus was a Senior Vice President at Five Island Asset Management, a subsidiary of HRG Group, Inc. (NYSE: HRG), from April 2013 to May 2014. Prior to joining Five Island, Mr. Estus spent eleven years at Harbinger Capital Partners LLC, where he served in various capacities as a trader and assisting in management of the portfolio. Prior to joining Harbinger Capital in 2002, Mr. Estus was a Trading Assistant in the Smith Barney Asset Management High Yield Investments Group. Prior to that role, Mr. Estus served as a Fund Accountant in the Mutual Fund Accounting Group of Smith Barney Asset Management.
Thomas J. Kelleher joined the Company as a director in October 2015. Mr. Kelleher is President of B. Riley Financial, Inc. (Nasdaq: RILY), Chief Executive Officer of the wholly owned broker dealer subsidiary, B. Riley & Co., LLC, and President of the wholly owned wealth and asset management subsidiary, B. Riley Capital Management, LLC. Mr. Kelleher joined B. Riley & Co. in 1997 and held positions on the Research, Sales and Trading teams, and eventually senior management positions within the company including Chief Financial Officer and Chief Compliance Officer. He has served as Chief Executive Officer of B. Riley & Co. LLC since 2006. Mr. Kelleher holds a Bachelor of Science in Mechanical Engineering from Lehigh University.
David M. Wurzer joined the Company as a director in February 2010. Since 2009, Mr. Wurzer has served as Managing Director, Investments, Senior Managing Director, Investments, and beginning April 2014, as Executive Vice President and Chief Investment Officer at Connecticut Innovations, or CI, the State’s “venture capital arm.” He is responsible for oversight of the CI Ventures’ venture capital portfolio and team, as well as sourcing and analyzing investment opportunities, leading CI investments in entrepreneurial high-tech ventures and advising portfolio companies. Prior to joining CI, Mr. Wurzer most recently served as Executive Vice President, Treasurer and Chief Financial Officer of CuraGen Corporation, a biopharmaceutical development company, from September 1997 through December 2007. He has over 30 years of financial experience with growth-oriented companies, including direct involvement with raising capital, strategic transactions and mergers and acquisitions, for both start-up companies and publicly-held entities. Mr. Wurzer serves on the boards of Axerion Therapeutics, Inc., MyGene Counsel LLC, Natural Polymer Devices, Inc. and Thetis Pharmaceuticals, LLC, which are privately held, and on the board Summit Therapeutics plc (NASDAQ: SMMT, LON:SUMM). Mr. Wurzer holds a BBA degree in Accountancy from the University of Notre Dame.
Wayne P. Yetter joined the Company as a director in May 2010. Mr. Yetter served as Chief Executive Officer of Verispan LLC, a joint venture of McKesson Corp. and Quintiles Transnational, a leading provider of healthcare information and marketing services to the pharmaceutical industry, from September 2005 to August 2008 when the company was acquired by SDI Health. Mr. Yetter had a 30 year career in the pharmaceutical industry and held executive positions at Pfizer, Merck, Astra-Merck (now AstraZeneca) and Novartis. His roles included Vice President, Marketing Operations (global) and Vice President, Far East and Pacific at Merck, founding Chief Executive Officer of Astra-Merck, and President and Chief Executive Officer of Novartis Pharmaceuticals Corporation, the US division of Novartis AG. He also served as Chief Operating Officer of IMS Health, a market research data company from 1999 until 2000, when he became Chairman and Chief Executive Officer of Synavant, Inc. (a Nasdaq listed spin-out of IMS). Synavant was acquired by Dendrite International in 2003. Mr. Yetter currently serves as a director of privately held Espero Pharmaceuticals, Inc. Previously, he served as Chairman of Noven Pharmaceuticals, Chairman of Transkaryotic Therapies, Chairman of NuPathe Inc., Lead Independent Director of Matria Healthcare (each of these companies was acquired) and as a director of InfuSystem Holdings, Inc. and Synvista Therapeutics, Inc. He also served on the Executive Committee of PhRMA, the pharmaceutical industry association, from 1997-1999. Mr. Yetter holds a B.A. in Biology from Wilkes University and received an M.B.A from Bryant University.
Kenneth M. Young joined the Company as a director in October 2015. Mr. Young has served as the President and Chief Executive Officer of Lightbridge Communications Corporation, or LCC, an independent telecon services company, since August 2008. Mr. Young also served as President and Chief Operating Officer of LCC from May 2008 to August 2008, Senior Vice President, President of the Americas from June 2007 to May 2008, and Chief Marketing Officer from May 2006 to June 2007. Mr. Young also served on the board of B. Riley Financial, Inc. until his resignation on October 4, 2016. Mr. Young holds an MBA from the University of Southern Illinois and a B.S. Computer Sciences from Graceland University.
Kevin J. Bratton joined the Company in June 2009 as Vice President — Finance and Chief Financial Officer and he currently serves as the Company’s Principal Executive, Financial and Accounting Officer. Mr. Bratton was Senior Vice President Business Operations for EUSA Pharma (USA), Inc. in Langhorne,

Pennsylvania from May 2008 until May 2009. Mr. Bratton had been Senior Vice President and Chief Financial Officer of Cytogen Corporation in Princeton, New Jersey from November 2006 until its acquisition by EUSA Pharma, Inc. in May 2008. Mr. Bratton has over 35 years of experience in all phases of multi-national financial operations across the healthcare, biotechnology and technology industries, including developing strategic plans and annual budgets as well as financing negotiations and merger & acquisition transactions. Prior to joining Cytogen, Mr. Bratton was Chief Financial Officer at Metrologic Instruments, Inc., a global technology company, from July 2002 until November 2006, where he directed the company’s finance operations during a period of significant growth in sales, net income, cash flow from operations, and working capital. Previously, Mr. Bratton began his career with the public accounting firm Touche Ross & Co. (now Deloitte & Touche LLP). He has a bachelor of science in business and accounting from Northeastern University.
SDOI Executive Compensation
The following table sets forth, for the last two fiscal years, the compensation paid or accrued by SDOI to its named executive officers.
Name and Principal Position		Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Kevin J. Bratton Vice President and Chief Financial Officer	2016	126,072	—	—	—	—	—	126,072
	2015	126,072	—	—	—	—	—	126,072
Equity Compensation Plans
The table below presents certain information as of December 31, 2016 concerning securities issuable in connection with equity compensation plans that have been approved by the Company’s stockholders and that have not been approved by the Company’s stockholders.
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plan approved by security holders	393,899	$1.86	3,799,182
Equity compensation not approved by security holders	75,000	$1.50	—
Total	468,899	$1.81	3,799,182
The 75,000 shares underlying options granted under equity compensation not approved by security holders were granted in connection with the Company’s hiring, on June 1, 2009, of its chief financial officer, Kevin Bratton. The grants to Mr. Bratton are 75,000 shares of Common Stock in a ten year non-qualified stock option grant at an exercise price of  $1.50 per share. The total securities to be issued, relate to 468,899 of stock options with a weighted average exercise price of  $1.81 per share.
Executive Employment Agreements
The Company maintains an offer letter with Mr. Bratton, dated as of May 18, 2009, which outlines the terms of his employment. This letter provides for compensation at an annual rate of  $240,000 with annual increases as determined by the compensation committee of the board of directors, or the Compensation Committee. Under this agreement, Mr. Bratton received options to purchase 75,000 shares of Common Stock, vesting at a rate of 25% annually beginning on the first anniversary of the grant date. Mr. Bratton was also granted 25,000 restricted shares of Common Stock, which were granted with the same terms as the options.

Stock-Based Award Grant Practice
SDOI follows certain practices for the grant of stock-based awards. Among other things, these practices encompass the following principles:
•
The majority of stock-based awards are approved annually by the Compensation Committee on a pre-scheduled date, in connection with the final determinations regarding compensation for the preceding year.

•
Stock-based awards other than annual awards may be granted to address, among other things, the recruiting or hiring of new employees and promotions.

•
The Compensation Committee has established that stock options are granted only on the date the Compensation Committee approves the grant and with an exercise price equal to the closing price of the Common Stock on the market in which the Common Stock is traded on the date of grant or, in certain cases, above such closing price.

•
Backdating of stock options is prohibited.

Compensation of Directors
Directors are entitled to receive compensation for their services as determined by a majority of the board of directors, based on the recommendation of the Compensation Committee. However, directors who are employees, and who receive compensation for their services as such, are not entitled to receive any compensation for their services as a director of the Company. Directors are entitled to reimbursement for travel-related expenses incurred in attending meetings of the board of directors and of the committees.
Pursuant to the director compensation policy adopted in May 2003 and amended in May 2009, May 2011, October 2013 and June 2016, non-employee directors receive annual compensation in such amount as is determined, by a majority of directors, from time to time to be appropriate. Such compensation is currently established as set forth below:
•
Each non-employee director receives an annual base retainer in cash of  $15,000 payable quarterly in cash.

•
Directors do not receive payments for meeting attendance.

•
Non-employee directors receive the following additional annual retainers, payable in cash, for service to the board of directors in the following capacities:

Chairman of the Board	$10,000
Lead Outside Director (if any)	$5,000
Audit Committee Chair	$5,000
Compensation and Nominating & Corporate Governance Committee Chairs	$3,000
Committee Membership (non-Chair)	$1,500
The following table shows the compensation paid to the members of the Company’s board of directors for the year ended December 31, 2016.
Name	Fees Earned or Paid in Cash	Share Awards(1)	Option Awards(1)	All Other Compensation	Total
Gregory H.A. Baxter	$22,500	$100,000	—	—	$122,500
Ian Estus	$7,500	$—	—	—	$7,500
Thomas J. Kelleher	$16,500	$60,000	—	—	$76,500
David M. Wurzer	$41,500	$60,000	—	—	$101,500
Wayne P. Yetter	$41,000	$60,000	—	—	$101,000
Kenneth M. Young	$16,500	$60,000	—	—	$76,500

(1)
The aggregate numbers of restricted shares and shares issuable upon the exercise of options to purchase shares for the directors outstanding as of December 31, 2016 are as follows: Mr. Baxter (100,000 shares); Mr. Kelleher (60,000 shares); Mr. Wurzer (61,250 shares, options to purchase 81,574 shares); Mr. Yetter (61,250 shares, options to purchase 81,304 shares); and Mr. Young (60,000 shares). No options were granted in 2016. See “The Contribution and Exchange — Interests of Certain Stockholders, Directors, Officers and Other Related Parties in the Contribution and Exchange.”

Compensation for 2016 includes restricted shares issued to all then-current directors in May 2016, which shares will vest upon consummation of the Contribution and Exchange.
Related Party Transactions and Approval Policy
SDOI’s Code of Ethics mandates that officers and directors bring promptly to the attention of the Compliance Officer, currently our Chief Financial Officer, any transaction or series of transactions that may result in a conflict of interest between that person and the Company. Following any disclosure, our Compliance Officer will then review with the Chairman of our Audit Committee the relevant facts disclosed by the officer or director in question. After this review, the Chairman of the Audit Committee and the Compliance Officer determine whether the matter should be brought to the Audit Committee or the full board of directors for approval. In considering any such transaction, the Audit Committee or the board of directors, as the case may be, will consider various relevant factors, including, among others, the reasoning for the Company to engage in the transaction, whether the terms of the transaction are arm’s length and the overall fairness of the transaction to the Company. If a member of the Audit Committee or the board of directors is involved in the transaction, he or she will not participate in any of the discussions or decisions about the transaction. The transaction must be approved in advance whenever practicable, and if not practicable, must be ratified as promptly as practicable.
Market for SDOI’s Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities
Trading in the SDOI Common Stock is conducted in the over-the-counter market on the OTCQB under the symbol “SDOI.” Set forth below are the quarterly high and low bid prices for the shares of common stock of the Company as reported by the OTCQB without retail mark-up, mark-down or commission, which may not necessarily represent actual transactions:
	SDOI Common Stock Price Range
Fiscal Year Ended	High	Low
December 31, 2017:
First Quarter	$0.98	$0.62
Second Quarter (through April 25, 2017)	0.76	0.85
December 31, 2016:
Fourth Quarter	$1.18	$0.87
Third Quarter	1.00	0.89
Second Quarter	1.00	0.88
First Quarter	1.18	0.83
December 31, 2015:
Fourth Quarter	$1.08	$0.95
Third Quarter	1.13	0.95
Second Quarter	1.20	1.11
First Quarter	1.19	1.10
On April 25, 2017, there were approximately 1,750 holders (250 holders of record) of the SDOI Common stock. The Company has never paid any cash dividends on the SDOI Common Stock.

Security Ownership of Certain Beneficial Owners and Management of SDOI
The following table presents, as of April 25, 2017, information as to (i) the persons or entities known to SDOI to be beneficial owners of more than 5% of the Common Stock, (ii) each director and officer of SDOI and (iv) all directors and executive officers of the Company as a group. As of April 25, 2017, the Company had 21,037,640 shares of the Common Stock issued and outstanding.
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Options Exercisable Within 60 Days After Record Date	Total Beneficial Ownership	Percent of Class
Gregory H.A. Baxter	—	—	—	—
Kevin J. Bratton	90,225	165,000	255,225	1.2%
Ian Estus	150,000	—	150,000	*
Thomas J. Kelleher	—	—	—	—
David M. Wurzer	13,750	81,574	95,324	*
Wayne P. Yetter	8,750	81,304	90,054	*
Kenneth M. Young	—	—	—	—
All officers and directors as a group (7 persons)	262,725	327,878	590,603	2.8%
Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 110153(2)	7,255,048	—	7,255,048	34.5%

*
Represents less than 1%

(1)
Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the securities shown to be owned by such stockholder. The inclusion herein of securities listed as beneficially owned does not constitute an admission of beneficial ownership.

(2)
The address of Standard General L.P. is 767 Fifth Avenue, New York, NY 10153.

Standard General Master Fund L.P. holds 5,189,656 shares and P Standard General Ltd. holds 2,065,392 shares. Standard General L.P. serves as investment manager to each of Standard General Master Fund L.P. and P Standard General Ltd., or the Funds, and, in that capacity, exercises voting and investment control over the shares held by the Funds. Soohyung Kim is the Chief Executive Officer of Standard General L.P. and a director of the general partner of Standard General L.P.

DESCRIPTION OF SDOI CAPITAL STOCK
Overview
The following description does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the SDOI Fourth Amended and Restated Certificate of Incorporation, as amended, and bylaws, as of the date of this proxy statement/prospectus.
As discussed elsewhere in this proxy statement/prospectus, in connection with the Exchange Agreement, SDOI is proposing to amend and restate its Fourth Amended and Restated Certificate of Incorporation, as amended. Certain of these changes will be reflected in the Fifth Amended and Restated Certificate of Incorporation if the Charter Amendment Proposals are approved and are summarized under the heading “Proposal #1: Approval of Fifth Amended and Restated Certificate of Incorporation.” Certain additional changes will be reflected in the Sixth Amended and Restated Certificate of Incorporation, which is contemplated to be adopted following the consummation of the Contribution and Exchange.
SDOI stockholders are urged to read the Fifth Amended and Restated Certificate of Incorporation and the Sixth Amended and Restated Certificate of Incorporation for a more complete description of these provisions and other information that may be important to them. The form of the Fifth Amended and Restated Certificate of Incorporation is attached to this proxy statement/prospectus as Appendix B. The form of the Sixth Amended and Restated Certificate of Incorporation is attached to this proxy statement/prospectus as Exhibit C to the First Amendment to Contribution and Exchange Agreement (attached to this proxy statement/prospectus as Exhibit 2.2).
Indemnification of Directors
Pursuant to the Fifth Amended and Restated Certificate of Incorporation and the Sixth Amended and Restated Certificate of Incorporation, SDOI will indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the face that he is or was a director or officer of SDOI or any predecessor of SDOI, or serves or served at any other enterprise as a director or officer at the request of SDOI or any predecessor of SDOI.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling SDOI pursuant to the foregoing provisions, SDOI has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
Capital Stock
Capital Stock of SDOI Prior to the Proposed Amendment and Restatement of the Fourth Amended and Restated Certificate of Incorporation
Under its Fourth Amended and Restated Certificate of Incorporation, as amended, SDOI has the authority to issue 69,664,362 shares of capital stock, divided into classes as follows: (1) 2,164,362 shares of Series A Convertible Preferred Stock, par value $0.01 per share; (2) 17,500,000 shares of Blank Check Preferred Stock, par value $0.01 per share; and (3) 50,000,000 shares of Common Stock, par value $0.01 per share.
Series A Convertible Preferred Stock
No shares of Series A Convertible Preferred Stock are issued or outstanding.
Blank Check Preferred Stock
The powers, designations, preferences, terms, conditions, privileges and other rights of each series of Blank Check Preferred Stock shall be determined by the board of directors of SDOI in accordance with Section 151 of the DGCL. Except in respect to the particulars fixed by the board of directors for each such series, all Blank Check Preferred Stock shall be of equal rank and identical.

Common Stock
Each share of Common Stock has one vote upon all matters to be voted on by the holders of Common Stock, which voting rights are not cumulative. Each share of Common Stock is entitled to participate equally in all dividends payable with respect to the Common Stock and to share ratably, subject to the rights and preferences of any series of the Blank Check Preferred Stock, in all assets of the company in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the company, or upon any distribution of the assets of the company.
Capital Stock of SDOI under the Fifth Amended and Restated Certificate of Incorporation and the Sixth Amended and Restated Certificate of Incorporation
Upon adoption of the Fifth Amended and Restated Certificate of Incorporation, which is presented to the stockholders for approval under Proposal #1A, SDOI will be authorized to issue 830,000,000 shares of capital stock, divided into classes as follows: (1) 500,000,000 shares of black check preferred stock, par value $0.01 per share, or Preferred Stock; (2) 300,000,000 shares of Class A Common Stock, par value $0.01 per share, or Class A Common Stock; and (3) 30,000,000 shares of Class B Common Stock, par value $0.01, or Class B Common Stock, and together with Class A Common Stock, the Common Stock. Immediately upon the effectiveness of the Fifth Amended and Restated Certificate of Incorporation, all shares of SDOI’s Common Stock issued and outstanding or held as treasury stock immediately prior to the effective time of the Fifth Amended and Restated Certificate of Incorporation shall automatically, and without further action by any stockholder, be reclassified as, and shall become, fully paid and nonassessable shares of Class A Common Stock at an exchange ratio of one fully paid and nonassessable share of Class A Common Stock for every 25 shares of such current SDOI Common Stock.
Preferred Stock
The board of directors of SDOI is empowered to cause the Company to issue from time to time, in one or more series, up to 500,000,000 shares of Preferred Stock. The number of authorized shares of Preferred Stock may be increased or decreased by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock of SDOI entitled to vote thereon.
Common Stock
SDOI’s Common Stock will consist of Class A Common Stock and Class B Common Stock. The number of authorized shares of Common Stock may be increased or decreased by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock of the company entitled to vote thereon. Notwithstanding the foregoing and except in connection with a subdivision, combination or reclassification, the company shall not issue additional shares of Class B Common Stock (or securities convertible into, or exercisable or exchangeable for shares of Class B Common Stock) after the Dividend Date (as defined in the Fifth Amended and Restated Certificate of Incorporation). Shares of Class A Common Stock and Class B Common Stock have the same rights and powers, rank equally, share ratably and are identical in all respects and as to all matters, except that (i) each share of Class B Common Stock shall have the right to 10 votes per share and (ii) the shares of Class B Common Stock shall be convertible into shares of Class A Common Stock automatically upon the transfer of such shares of Class B Common Stock, with certain exceptions, or upon the affirmative vote of holders of two-thirds of the then-outstanding shares of Class B Common Stock or voluntarily by the holder of such shares of Class B Common Stock.
The holders of shares of Class A Common Stock and Class B Common Stock shall: (1) vote together as a single class on all matters submitted to a vote or for the written consent of the stockholders of the company; (2) be entitled to notice of any stockholders’ meeting in accordance with the By-laws of the Company; and (3) be entitled to vote upon such matters and in such manner as may be provided in the Fifth Amended and Restated Certificate of Incorporation or the Sixth Amended and Restated Certificate of Incorporation (as applicable) or required by applicable law. Each holder of Class A Common Stock shall have the right to one vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock shall have the right to 10 votes per share of Class B Common Stock held of record by such holder.

Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends declared by the board and paid on the Common Stock of the company. However, in the event a dividend is paid in the form of shares of Common Stock, or securities convertible into, or exercisable or exchangeable for Common Stock, then such dividend shall be paid only in shares of Class A Common Stock, with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock. Notwithstanding the foregoing, the board of directors may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock if such disparate dividend or distribution is approved in advance by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Class A Common Stock and a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.
Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class of Common Stock are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification; provided, however, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Class A Common Stock and a majority of the outstanding shares of Class B Common Stock, each voting separately as a class. Subject to the preferential or other rights, if any, of the holders of Preferred Stock, in the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets or funds of the Company available for distribution to its stockholders, irrespective of class, unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Class A Common Stock and a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.
In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Company with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or payments in connection with such merger, consolidation or other transaction if  (i) the only difference in the per share distribution to the holders of the Class A Common Stock and Class B Common Stock is that any securities distributed to the holder of a share Class B Common Stock have ten times the voting power of any securities distributed to the holder of a share of Class A Common Stock, or (ii) such merger, consolidation or other transaction is approved by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Class A Common Stock and a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.
Each share of Class B Common Stock shall be convertible into one fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the company. Each share of Class B Common Stock that is converted shall be retired by the Company and shall not be available for reissuance.
Each share of Class B Common Stock shall automatically, without further action by the holder thereof, convert into one fully paid and nonassessable share of Class A Common Stock, upon the occurrence of a Transfer (as defined in the Fifth Amended and Restated Certificate of Incorporation), other than a Permitted Transfer (as defined in the Fifth Amended and Restated Certificate of Incorporation), of such share of Class B Common Stock. For purposes of the foregoing, a “transfer” means any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share as a result of which such person is no longer the holder of such share, with certain exceptions as described in the Fifth Amended and Restated Certificate of Incorporation. All (and not less than all) shares of Class B Common Stock shall automatically, without further action by any holder thereof, convert into an identical number of fully paid and nonassessable shares of Class A Common Stock at such date and time, or the occurrence of an event, specified by the affirmative vote or written consent of the holders of two-thirds of the then-outstanding shares Class B Common Stock, voting as a separate class. SDOI shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effective the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The company shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive the provisions relating to the conversion of the shares of Class B Common Stock summarized above, without first obtaining the affirmative vote or written consent of the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, the Fifth Amended and Restated Certificate of Incorporation or the By-laws of the Company. For a period of 18 months following the effective time of the Fifth Amended and Restated Certificate of Incorporation, any merger, consolidation, share exchange or similar transaction pursuant to which any third party, or Standard General L.P., or any of its affiliates, acquires or would acquire, directly or indirectly, assets or businesses of SDOI or any of its subsidiaries representing 15% or more of the revenues, net income or assets of SDOI and its subsidiaries taken as a whole, shall require the approval of the holders of a majority of the shares of the Class A Common Stock held by stockholders of SDOI other than Standard General L.P. and its affiliates.
Comparison of the Material Terms of the Current Certificate of Incorporation, the Proposed Fifth Amended and Restated Certificate of Incorporation and the Sixth Amended and Restated Certificate of Incorporation
The table below presents a comparison of the material terms of  (i) our Fourth Amended and Restated Certificate of Incorporation, as amended, (ii) the proposed Fifth Amended and Restated Certificate of Incorporation and (iii) the proposed Sixth Amended and Restated Certificate of Incorporation contemplated to be adopted following the consummation of the Contribution and Exchange. Please see Exhibits 3.1 and 3.2 to this registration statement, of which the proxy statement/prospectus forms a part, for the full text of the Fourth Amended and Restated Certificate of Incorporation and amendment thereto, Appendix B hereto for the full text of the Fifth Amended and Restated Certificate of Incorporation and Exhibit C to the First Amendment to Contribution and Exchange Agreement (attached to this proxy statement/prospectus as Exhibit 2.2) for the full text of the Sixth Amended and Restated Certificate of Incorporation.
Provision	Fourth Amended and Restated Certificate of Incorporation, as amended	Fifth Amended and Restated Certificate of Incorporation	Sixth Amended and Restated Certificate of Incorporation
Name	Special Diversified Opportunities Inc.	Standard Diversified Opportunities Inc.	No change.
Capital Stock(1)	• 2,164,362 shares of Series A Convertible Preferred Stock • 17,500,000 shares of blank check preferred stock • 50,000,000 shares of Common Stock	• 500,000,000 shares of blank check Preferred Stock • 300,000,000 shares of Class A Common Stock • 30,000,000 shares of Class B Common Stock	No change.
Stockholder Action by Written Consent	Permitted, but must be unanimous.	Permitted, requires only a majority of the total votes eligible to be cast at a duly constituted meeting.	No change.

Provision	Fourth Amended and Restated Certificate of Incorporation, as amended	Fifth Amended and Restated Certificate of Incorporation	Sixth Amended and Restated Certificate of Incorporation
Certain Business Combinations	The vote of two-thirds of the outstanding voting power of the then outstanding “Voting Stock” (as defined therein) required for certain “Business Combination” (as defined therein) transactions.	No change.	Removed.
Rights to Call Special Meeting of Stockholders	May be called by majority of board of directors, chairman of the board, or the president. If at time special meeting is called by the President and there is an “Interested Stockholder” (as defined therein) then such call must be approved by a majority of the disinterested directors.	May be called by majority of board of directors, chairman of the board, the president, or by stockholders holding a majority of the total votes eligible to be cast by the stockholders.	No change.
Board of Directors; Classification and Removal	The board of directors is classified into two classes and directors may be removed only with cause and by the affirmative vote of at least two-thirds of the total votes which would be eligible to be cast at a duly constituted meeting called for such purpose.	No change.	The board of directors is declassified and directors may be removed with or without cause by the affirmative vote of a majority of the total votes which would be eligible to be cast at a duly constituted meeting called for such purpose.
Limitation of Liability/Indemnification of Directors and Officers	Personal liability of directors limited to fullest extent permitted by Delaware General Corporation Law, subject to certain exceptions. No right to indemnification.	Personal liability of directors limited to fullest extent permitted by Delaware General Corporation Law, subject to certain exceptions. Both directors and officers entitled to indemnification by the company.	No change.
Amendment of By-laws	The By-laws of the Company may be amended by the board of directors with the affirmative vote of at least two-thirds of the directors then in office or by the stockholders with the affirmative vote of at least two-thirds of the total votes eligible to be cast at a duly constituted meeting called for such purpose.	No change.	The By-laws of the Company may be amended by the board of directors with the affirmative vote of a majority of the directors then in office or by the stockholders with the affirmative vote of a majority of the total votes eligible to be cast at a duly constituted meeting called for such purpose.

Provision	Fourth Amended and Restated Certificate of Incorporation, as amended	Fifth Amended and Restated Certificate of Incorporation	Sixth Amended and Restated Certificate of Incorporation
Standards for Board of Directors Evaluation of Offers or Proposals	Specific permitted criteria set forth in charter.	Removed.	No change.
Restricted Investors	Not applicable.	Certain investors are restricted from holding in excess of 14.9% of our capital stock.(2)	No change.
Protective Provision for Non-SG Affiliated Stockholders	Not applicable.	For 18 months from the effective time of the filing of the Fifth Amended and Restated Certificate of Incorporation, any merger, consolidation, share exchange or similar transaction as a result of which Standard General L.P. and its affiliates, individually or in the aggregate, would own ninety-five percent (95%) or more of the issued and outstanding shares of the Class B Common Stock and Class A Common Stock of SDOI, requires the approval of the holders of a majority of the shares of Class A Common Stock held by stockholders of the Company other than Standard General L.P. and its affiliates, and that for such 18-month period, any amendment to such requirement would require the approval of the holders of a majority of the shares of Class A Common Stock held by the stockholders of the Company other than Standard General L.P. and its affiliates.	No change.

(1)
Please see section entitled “Description of SDOI Capital Stock — Capital Stock” for more information on our capital stock under the Fourth Amended and Restated Certificate of Incorporation, as amended, the Fifth Amended and Restated Certificate of Incorporation and the Sixth Amended and Restated Certificate of Incorporation.

(2)
Restriction intended to preserve certain rights of Turning Point and certain of its subsidiaries under certain of its distribution agreements and is consistent with restrictions contained in Turning Point’s governing documents.

Delaware Anti-Takeover Laws
Provisions of Delaware law and our Fourth Amended and Restated Certificate of Incorporation, as amended, and bylaws may have the effect of delaying or preventing a change in control of SDOI or deterring tender offers for our Common Stock that other stockholders may consider in their best interests. In addition, our board of directors has adopted a shareholder rights plan, or “poison pill,” which has the effect of making it more difficult for a person to acquire control of SDOI in a transaction not approved by our board of directors.
Our Fourth Amended and Restated Certificate of Incorporation, as amended, authorizes us to issue up to 19,664,362 shares of preferred stock, in one or more different series with terms to be fixed by our board of directors. Stockholder approval is not necessary to issue preferred stock in this manner. Issuance of these shares of preferred stock could have the effect of making it more difficult and more expensive for a person or group to acquire control of us, and could effectively be used as an anti-takeover device. Currently there are no shares of our preferred stock issued or outstanding.
Our bylaws provide for an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders, including proposed nominations of persons for election to our board of directors, and require that special meetings of stockholders be called only by a majority of the board of directors, our chairman of the board or our president, or, if at the time the special meeting is to be called there is an “Interested Stockholder” (as defined in our Fourth Amended and Restated Certificate of Incorporation, as amended), only by a majority of the disinterested directors.
The anti-takeover provisions of Delaware law and provisions in our organizational documents may prevent our stockholders from receiving the benefit from any premium to the market price of our Common Stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Common Stock if they are viewed as discouraging takeover attempts in the future.

CERTAIN INFORMATION CONCERNING THE BUSINESS OF TURNING POINT
Overview
Turning Point, which upon the completion of the Contribution and Exchange will be deemed our predecessor as defined by federal securities laws, is a leading independent provider of Other Tobacco Products, or OTP, in the U.S. and the 7th largest competitor in terms of total OTP consumer units shipped to retail. Turning Point sells a wide range of products across the OTP spectrum, including moist snuff tobacco, or MST, loose leaf chewing tobacco, premium cigarette papers, make-your-own, or MYO, cigar wraps and cigar smoking tobacco, cigars, liquid vapor products and tobacco vaporizer products. Turning Point does not sell cigarettes. Turning Point estimates that the OTP industry generated approximately $10.5 billion in manufacturer revenue in 2016. In contrast to manufactured cigarettes, which have been experiencing declining sales for decades based on data published by the Alcohol and Tobacco Tax and Trade Bureau, or TTB, the OTP industry is demonstrating increased consumer appeal with low to mid-single digit consumer unit growth as reported by Management Science Associates, Inc., or MSAi, a third party analytics and information company.
Turning Point’s portfolio of brands includes some of the most widely recognized names in the OTP industry, such as Zig-Zag®, Beech-Nut®, Stoker’s® and VaporBeast™. Turning Point currently ships to approximately 900 direct wholesale customers with an additional 100 secondary, indirect wholesalers in the U.S. that carry and sell its products. As of December 31, 2016, Turning Point’s products are available in over 170,000 U.S. retail locations which, with the addition of retail stores in Canada, brings Turning Point’s total North American retail presence to an estimated 200,000 points of distribution. Turning Point’s sales team targets widespread distribution to all traditional retail channels, including convenience stores, where over 60% of all OTP volume is currently sold according to MSAi.
Turning Point operates under a lean, asset-light sourcing and marketing model, with a strategy that relies on outsourced product manufacturing and supply relationships and increased use of information technology and market analytics, which together allow Turning Point to maintain relatively low levels of capital expenditures compared to market participants with more significant manufacturing operations. For example, Turning Point has long-lasting relationships with some of the most well-known names in the industry, including a 19-year relationship with Bolloré, S.A., or Bolloré, – the trademark holder for Zig-Zag® – for the exclusive rights to purchase and sell Zig-Zag® cigarette paper and accessory products in the U.S. and Canada. Turning Point has partnered with Swedish Match NA, a subsidiary of Swedish Match AB, or Swedish Match, for the manufacture of all of its loose leaf chewing tobacco products. Turning Point has a 3-year relationship with JJA Distributors LLC, or JJA, for the sourcing of its cigars and cigarillos and an 8-year relationship with Durfort Holdings, S.A., or Durfort, for the sourcing of its MYO cigar wraps, each of which are marketed under the Zig-Zag® tobacco brand.
Turning Point operates in three segments: (i) smokeless products, (ii) smoking products and (iii) NewGen products. Information regarding net sales, operating income or loss, and assets attributable to each of Turning Point’s segments is included within Note 21 of the Notes to Consolidated Financial Statements of Turning Point, which begin on page F-26 of this proxy statement/prospectus.
Turning Point has successfully commercialized new products and leveraged the value of its existing brands into new OTP categories. For example:
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In its smokeless products category, Turning Point leveraged its Stoker’s® brand legacy in oral tobacco (the #2 loose leaf chewing tobacco brand), to create its Stoker’s® moist snuff, which was introduced in 2009 using value-sized, 12 oz. tub packaging as opposed to the industry standard 1.2 oz. can. Through the fourth quarter of 2016, Stoker’s® had grown to be among the fastest growing moist snuff brands in the U.S., based on pounds sold, as reported by MSAi. In the third quarter of 2015 Turning Point began to introduce a traditional 1.2 oz. can of Stoker’s® moist snuff. This smaller packaging allows Turning Point to expand its presence from the approximately 25,000 retail stores that carry the large tub by targeting the greater than 135,000 convenience stores (which sell 75% of all MST volumes) for which Turning Point’s current large tub footprint is less commercially viable.

•
In its smoking products business, Turning Point leveraged the value of its Zig Zag® tobacco brand and entered the MYO Cigar Wraps segment. Within two years Turning Point captured a 50% share of the MYO cigar market according to Nielsen Convenience and today has an 80% EQ unit share, as measured by MSAi. More recently, Turning Point introduced Rillo™ size MYO cigar wraps to match the size of cigarillo cigars, which are the most popular and fastest growing form of large cigars in terms of unit volumes.

In Turning Point’s May 2016 initial public offering, or the IPO, Turning Point sold 6,210,000 shares of its voting common stock (including 810,000 shares pursuant to the underwriters’ option to purchase additional shares to cover over-allotments) at a public offering price per share of  $10.00.
Turning Point raised a total of approximately $62.1 million in gross proceeds from the IPO, or $58.2 million in net proceeds after deducting underwriting commissions and other associated costs. Turning Point used the proceeds from the IPO, together with cash on hand, to pay fees and expenses related to the IPO, repurchase outstanding warrants and options issued by Turning Point’s subsidiary, Intrepid Brands LLC, or Intrepid, repay approximately $34 million of Turning Point’s floating rate PIK Toggle Notes due 2021 and to repay approximately $20 million in borrowings outstanding under Turning Point’s second lien credit facility.
Turning Point has a portfolio of widely recognized brands with significant customer loyalty and an experienced management team that possesses long-standing industry relationships and a deep understanding of the OTP industry. However, Turning Point has historically been capital constrained by high leverage and as a result believes its brands, management and management’s relationships are underutilized. Turning Point has identified additional opportunities to grow sales that it believes will be more readily achievable with reduced leverage following the IPO, including the launch of new products and expanding its distribution and salesforce. Turning Point also believes there are meaningful opportunities to grow through acquisitions and joint ventures across all product categories.
Recent Acquisitions
On November 18, 2016, Turning Point purchased five regional smokeless tobacco brands from Wind River Tobacco Company, or Wind River. The Wind River brands hold a 2% share of the chewing tobacco category, but command an 8% share in the stores where Wind River had secured distribution, demonstrating an opportunity to expand with Turning Point’s national salesforce. The purchase price was approximately $2.5 million.
On November 30, 2016, a subsidiary of Turning Point purchased all of the capital stock of Smoke Free Technologies, Inc. d/b/a VaporBeast, or VaporBeast, for an aggregate purchase price of approximately $27 million. VaporBeast is a leading distributor of liquid vapor products servicing the non-traditional retail channel. Turning Point estimates the non-traditional retail channel sells greater than 50% of all liquid vapor products. The VaporBeast acquisition will (i) accelerate Turning Point’s entry into the non-traditional retailers; (ii) provide distribution of select current products; and (iii) establish a best-in-class distribution platform marrying VaporBeast’s non-traditional selling skills with a national retail salesforce.
Competitive Strengths
Turning Point believes that its competitive strengths include the following:
Large, Leading Brands with Significant Scale
Turning Point has built a portfolio of leading brands with significant scale that are well recognized by consumers, retailers and wholesalers. Turning Point’s Zig-Zag®, Stoker’s®, and Beech-Nut® brands are each well established and date back 117 years, 77 years, and 120 years, respectively. In 2016, Zig-Zag®, Stoker’s®, and Beech-Nut® together generated approximately $197.4 million, or 87.1%, of Turning Point’s total gross sales. Specifically:
•
Zig-Zag® is the #1 cigarette paper brand in terms of retail dollar sales in the U.S. as measured by Nielsen Convenience, with significant distribution in Canada, and also the #1 MYO cigar wrap brand in the U.S.

•
Stoker’s® is the #2 loose leaf chewing tobacco brand and among the fastest growing MST brands in the industry. Turning Point manufactures Stoker’s® MST using only 100% American Leaf utilizing a proprietary process to produce what Turning Point believes to be a superior product.

•
Beech-Nut® is the #3 premium brand in the loose leaf chewing tobacco segment.

Zig-Zag® has strong, long-standing brand recognition. The Stoker’s® brand is seen as an innovator in both the loose leaf chewing tobacco and moist snuff markets. The Beech-Nut® brand has a long and enduring name in premium loose leaf chewing tobacco.
Successful Track Record of New Product Launches and Category Expansions
Turning Point has successfully launched new products and entered new product categories by leveraging the strength of its brands. Turning Point methodically targets markets which it believes have significant growth potential. Turning Point has been successful in entering new product categories by both extending existing products and brands as well as by introducing new products. For example:
•
In 2009 Turning Point extended the Zig-Zag® tobacco brand into the MYO cigar market and captured a 50% market share within the first two years. Turning Point is now the market share leader for MYO cigar wraps, with an 80% share. Turning Point believes its success was driven by the Zig-Zag® tobacco branding, which Turning Point believes is widely understood by consumers to represent a favorable, customizable experience ideally suited to MYO products.

•
Turning Point leveraged the proud legacy and value of the Stoker’s® brand to introduce a first-of-its-kind 12 oz. MST tub, which was not offered by any other market participant. Stoker’s® MST has been among the fastest growing moist snuff brands in the industry in terms of pounds sold. While competitors have introduced larger format tub packaging, Stoker’s® early entry and differentiated product have firmly established Turning Point as the market leader with over 50% of the Tub market.

Turning Point strategically targets product categories that it believes demonstrate significant growth potential and for which the value of its brands is likely to have a meaningful impact. As it continues to evaluate opportunities to extend its product lines or expand into new categories, Turning Point believes that its track record and existing portfolio of brands provide growth advantages.
Extensive Distribution Network and Data Driven Sales Organization
Turning Point has taken important steps to enhance its selling and distribution network and its consumer marketing capabilities, while keeping its capital expenditure requirements relatively low. Turning Point services its customer base with an experienced sales and marketing organization of approximately 140 professionals who possess in-depth knowledge of the tobacco industry. Turning Point has also adopted a data-driven culture supported by leading technology, which enables its salesforce to analyze changing trends and effectively identify evolving consumer preferences at the store level. In particular, Turning Point subscribes to a sales tracking system provided by MSAi that measures all OTP product shipments by all market participants on a weekly basis from approximately 1,000 wholesalers to over 250,000 retail stores in the U.S. This system enables Turning Point to understand volume and share trends across multiple categories at the individual store level, allowing it to target field salesforce coverage against the highest opportunity stores thereby enhancing the value of new store placements and sales activity. As the initial sales effort is critical to the success of a product launch, Turning Point believes that its experienced salesforce, expansive distribution network and its market analytics put it in a strong position to execute new product launches in response to evolving consumer and market preferences.
Long-standing, Strong Relationships with an Established Set of Producers
As part of Turning Point’s asset-light operating model, it built long-standing and extensive relationships with leading, high-quality producers. In 2016, Turning Point’s four most important producers were:
•
Bolloré, which provides Turning Point with exclusive access to the Zig-Zag® cigarette paper and accessories brand for the U.S. and Canada;

•
Swedish Match, which manufactures most of Turning Point’s loose leaf chewing tobacco;

•
Durfort, from which Turning Point sources its MYO cigar wraps; and

•
JJA, from which Turning Point sources its Zig-Zag® branded cigarillos

By outsourcing the production of products that represent approximately 83.5% of its gross sales to a select group of producers with whom Turning Point has strong relationships, Turning Point is able to maintain low overhead and minimal capital expenditures, which together drive its margins.
Experienced Management Team
With an average of 24 years of consumer products experience, including an average of 20 years in the tobacco industry, Turning Point’s senior management team has enabled it to grow and diversify its business while improving operational efficiency. Members of Turning Point management have previous experience at other leading tobacco companies, including Altria Group, Inc. (formerly Philip Morris), Liggett & Myers Tobacco Company (now Liggett Group, a subsidiary of Vector Group ltd), Swedish Match, American Brands, Inc., and U.S. Smokeless Tobacco Company (a subsidiary of Altria). Notably, Lawrence Wexler, Turning Point’s President and CEO, brings over 20 years of experience from Altria Group, Inc., where he held various leadership positions within the finance, marketing, planning, manufacturing and sales departments. Given the professional experience of the senior management team, Turning Point is able to analyze risks and opportunities from a variety of experienced perspectives. Turning Point’s senior leadership has embraced a collaborative culture, in which all of their combined experience, analytical rigor and creativity are leveraged to assess opportunities and deliver products that satisfy consumers’ demands.
Growth Strategies
Turning Point is focused on building sustainable margin streams, expanding the availability of its products, new product development through innovation and improving overall operating efficiencies, with the goal of driving margins and cash flow. Turning Point adopted the following strategies to drive growth in its business and to enhance stockholder value:
Grow Share of Existing Product Lines, Domestically and Internationally
Turning Point intends to remain a consumer centric organization with an innovative view and understanding of the OTP market. Turning Point believes that there are meaningful opportunities for growth within the traditional OTP market and expects to continue to identify unmet consumer needs and provide quality products that it believes will result in genuine consumer satisfaction and foster strengthening revenue streams. Turning Point maintains a robust product pipeline and plans to strategically introduce new products in attractive, growing OTP segments, both domestically and internationally. For example, in addition to its successful launch of Stoker’s® smaller 1.2 oz. MST cans, Turning Point believes there are opportunities for new products in the MST pouch, cigar and MYO cigar wrap markets. Products currently in Turning Point’s pipeline include Stoker’s® MST Pouches in the smokeless products segment; Zig-Zag® Natural Leaf Wraps and Zig-Zag® Unbleached/Hemp Paper in the smoking products segment; and Primal® Hemp Wraps/Cones, Premium e-liquids and Vape-not-Burn, or VnB, Zig-Zag® in the NewGen products segment. Turning Point believes it has successfully built strong, powerful brands that have significant potential. In certain of its product categories, Turning Point has seen a positive correlation between the store call frequency by its salesforce and the increase of its retail market share.
In 2016, less than 5% of Turning Point’s revenues were generated outside of the U.S. Having established a strong infrastructure and negotiated relationships across multiple segments and products, Turning Point intends to pursue an international growth strategy to broaden sales and strengthen margins. Turning Point believes international sales represent a meaningful growth opportunity, and its goals include expanding its presence in the worldwide OTP industry on a targeted basis. For example, Turning Point has begun to sell its Stoker’s moist snuff tobacco products in South America, Zig-Zag® cigars in Canada, and has begun rolling out its Primal® brand internationally. To support its international expansion, Turning Point intends to pursue a dual path of introducing its own products and brands as well as partnering with other industry leaders to improve market access and profitability.

Expand into Adjacent Categories through Innovation and New Partnerships
Turning Point continually evaluates opportunities to expand into adjacent product categories, by leveraging its portfolio or through new partnerships. In 2009, Turning Point leveraged the Zig-Zag® brand and introduced Zig-Zag® MYO cigar wraps with favorable results, and Turning Point now commands the #1 market share position for that segment. Turning Point is currently expanding its Zig-Zag® MYO cigar wraps through the expansion of the Zig-Zag® ‘Rillo™ size cigar wraps, which are similar in size to machine made cigarillos, the most popular and rapidly growing cigar type. In addition, in 2015, Turning Point negotiated the worldwide exclusive distribution rights to an herbal sheet material that does not contain tobacco or nicotine, affording Turning Point the opportunity to sell on a global basis an assortment of products that meet new and emerging consumer preferences. These products are sold under Turning Point’s Primal® brand name and are a component of its NewGen Product segment. Turning Point intends to continue to identify new adjacent categories for which it is able to leverage its existing brands and partnerships.
Continue to Grow a Strong NewGen Platform
The OTP category is continually evolving as consumers actively seek out new products and product forms. Given this market demand, Turning Point has developed its NewGen Product platform, which it believes will serve new and evolving consumer demands across multiple product categories. Core products within Turning Point’s existing NewGen segment include:
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E-cigarette and vapor products, including e-liquids,

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Tobacco vaporizers, which heat rather than combust the smoking material (VnB), and

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Herbal smoking products, which contain no tobacco or nicotine.

Among these categories, Turning Point believes that the emerging liquid vapor segment may present the greatest growth opportunity as it allows each consumer to customize their experience by being able to choose both flavor and nicotine level. Although the liquid vapor segment is in its infancy, Turning Point believes that when properly commercialized, it may be highly disruptive to the traditional cigarette industry and emerge as a significant segment of the OTP market. Turning Point believes that a majority of current liquid vapor revenues are earned outside of the traditional retail environment through online sales or in non-traditional retail outlets. Turning Point’s recent acquisition of VaporBeast accelerates its expansion in the non-traditional retail outlets for liquid vapor products.
Outside of the tobacco space, Turning Point believes there are meaningful opportunities for herbal smoking products, like wraps and cones. To capitalize on these opportunities, Turning Point has obtained the exclusive rights to a proprietary and patented herbal sheet process that will enable it to meet consumer interest and achieve strong margins. These products are marketed and sold on a worldwide basis under Turning Point’s Primal™ brand.
Turning Point believes that the categories within its NewGen segment are poised to be the key industry growth drivers in the future, and that it is well-positioned to capitalize on this growth. Turning Point intends to continue to pursue growth of its NewGen product platform by offering unique and innovative products to address evolving consumer demands.
Strategically Pursue Acquisitions
Turning Point believes there are meaningful acquisition opportunities in the fragmented OTP space and with the successful completion of its IPO in May 2016, Turning Point is well-positioned to act as a consolidator. Turning Point regularly evaluates acquisition opportunities across the OTP landscape. In evaluating acquisition opportunities, Turning Point’s focus is on identifying acquisitions that strengthen its current product offerings or enable category expansion in high potential growth areas.
Substantially all of Turning Point’s 2016 U.S. gross margin was derived from sales of products that are currently regulated by the U.S. Food and Drug Administration Center for Tobacco Products, or the FDA. Turning Point has significant experience in complying with the FDA regulatory regime with a compliance infrastructure composed of legal and scientific professionals. Turning Point believes many smaller OTP manufacturers currently lack this infrastructure, which it believes is necessary to comply with the broad scope of FDA regulations. Turning Point believes its regulatory compliance infrastructure, combined with its skilled management and strong distribution platform, position it to act as a consolidator within the OTP industry.
Turning Point has a strong track record of enhancing its OTP business with strategic and accretive acquisitions. For example, its acquisition of the North American Zig-Zag® cigarette papers distribution rights in 1997 has made Turning Point the #1 cigarette paper brand in the U.S. in terms of retail dollar sales as measured by Nielsen. Perhaps more importantly, Turning Point owns the Zig-Zag® tobacco trademark in the U.S. and has leveraged this asset effectively, with approximately 54% of Turning Point’s total 2016 Zig-Zag®-branded sales under its own Zig-Zag® marks, rather than those it licenses from Bolloré. In 2003, Turning Point acquired the Stoker’s® brand and has built the brand to a strong #2 position in the chewing tobacco industry while successfully leveraging the brand’s value through Turning Point’s MST expansion. More recently, and post IPO, Turning Point has completed two acquisitions. In November 2016, Turning Point purchased five smokeless tobacco brands from Wind River and acquired all of the outstanding shares of VaporBeast, a leading distributor of liquid vapor products servicing the non-traditional retail channel.
Turning Point will continue to evaluate acquisition opportunities as they may arise, while exercising care and diligence designed to ensure that it only pursues opportunities that it believes afford operational or distribution synergies and are accretive.
Maintain Lean, Low-Cost Operating Model
Turning Point has a lean, asset-light manufacturing and sourcing model, with a strategy of maintaining low capital requirements, outsourced supplier relationships, and increased utilization of market and consumer analytics. Turning Point believes that its asset-light model allows it to achieve favorable margins and its market analytics allow it to efficiently and effectively address evolving consumer and market demands. In addition, Turning Point’s relationships allow it to increase the breadth of its product offerings and quickly enter new OTP markets as Turning Point management is able to focus on brand building and innovation. Turning Point intends to continue to optimize its asset-light operating model as it grows in order to maintain a low cost of operations and healthy margins. In 2016, approximately $189 million of Turning Point’s gross sales, or 83.5%, were from outsourced production operations and Turning Point’s capital expenditures have ranged between $0.7 million and $3.2 million per year over the previous 5 years. Capital expenditures in 2016 were on the high end of the range as Turning Point purchased its previously leased Dresden, Tennessee manufacturing facility for $1.3 million. Turning Point does not intend to outsource its MST production as a result of its proprietary manufacturing processes which are substantively different than those of Turning Point’s competitors.
Raw Materials, Product Supply and Inventory Management
Turning Point sources its products through a series of longstanding relationships that it values highly and that it relies on to allow it to continue conducting its business on an asset-light, distribution-focused basis.
The components of Turning Point’s inventories at December 31 were as follows (in thousands):
	2016	2015
Raw materials and work in process	$2,596	$1,940
Leaf tobacco	27,391	20,839
Finished goods – smokeless products	4,789	3,615
Finished goods – smoking products	18,384	14,077
Finished goods – electronic / vaporizer products	11,993	5,939
Other	1,232	1,237
	66,385	47,647
LIFO reserve	(4,200)	(3,308)
	$62,185	$44,339

Smokeless Products
Turning Point’s loose leaf chewing and moist snuff tobaccos are produced from air-cured and fire-cured leaf tobacco. Turning Point utilizes recognized suppliers that generally maintain 12- to 24-month supplies of its various types of tobacco at their facilities. Turning Point does not believe that it is dependent on any single country or supplier source for tobacco. Turning Point generally maintains up to a two-month supply of finished loose leaf chewing tobacco and moist snuff. This supply is maintained at Turning Point’s Louisville facility and in two regional public warehouses to facilitate distribution.
Turning Point also utilizes a variety of suppliers for the sourcing of additives used in its smokeless products and for the supply of its packaging materials, and believes it is not dependent on a single supplier for these products. There are no current U.S. federal regulations that restrict tobacco flavor additives in smokeless products, and the additives that it uses are food-grade, generally accepted ingredients.
All of Turning Point’s loose leaf chewing tobacco production is facilitated through its agreement with Swedish Match, which is discussed in more detail below under the heading “Distribution and Supply Agreement — Swedish Match Manufacturing Agreement.” All of Turning Point’s moist snuff products are manufactured at its facility in Dresden, Tennessee and packaged at its facilities in Dresden, Tennessee and Louisville, Kentucky.
Smoking Products
Pursuant to Turning Point’s distribution agreements with Bolloré, which are discussed in more detail below under the heading “Distribution and Supply Agreements — Bolloré Distribution and License Agreements,” Turning Point is required to purchase from Bolloré all cigarette papers, cigarette tubes and cigarette injecting machines that Turning Point sells, subject to Bolloré fulfilling its obligations under these Distribution Agreements. If Bolloré is unable or unwilling to perform its obligations or ceases its cigarette paper manufacturing operations in each case as set forth in the Distribution Agreements, Turning Point may seek third-party suppliers and continue the use of the Zig-Zag® trademark to market these products. To ensure that Turning Point has a steady supply of premium cigarette paper products as well as cigarette tubes and injectors, Bolloré is required to maintain, at its expense, a two-month supply of inventory in a bonded public warehouse in the U.S.
Turning Point obtains its MYO cigar wraps from the patent holder under its agreement with Durfort in the Dominican Republic. Turning Point obtains its Zig-Zag® branded cigar products under its agreement with JJA, which sources the cigars on Turning Point’s behalf from the Dominican Republic.
Turning Point obtains its MYO cigarette tobaccos, MYO cigar smoking tobaccos, and pipe tobaccos from domestic sources. Turning Point generally purchases these tobaccos through multiple sources, and believes it is not dependent on a single supplier. Turning Point packages these products at its Louisville, Kentucky facility.
NewGen Products
Turning Point has developed sourcing relationships that are capable of producing liquid vapor products and tobacco vaporizer products for Turning Point’s own branded product line in the category, including its Zig-Zag® brand.
Turning Point’s recent acquisition of VaporBeast will (i) accelerate Turning Point’s entry into the non-traditional retail channel, where it believes the majority of liquid vapor products are sold; (ii) provide distribution of select current products; and (iii) establish a best-in-class distribution platform marrying VaporBeast’s non-traditional selling skills with a national retail salesforce.
Turning Point’s herbal smoking products are obtained from a supplier, which owns the patented process for producing the sheet material. Turning Point has worldwide exclusive rights to the material. The production and packaging of Turning Point’s herbal smoking products is subject to an agreement with Durfort whereby they manufacture and package the finished goods in the Dominican Republic subject to Turning Point’s specifications and coordinate delivery with JJA to Turning Point’s designated distribution center in the U.S. Turning Point believes that its early entry into the herbal smoking products market has provided it with a meaningful opportunity to capture market share, and to increase this share as the market grows.

Manufacturing
Turning Point primarily outsources its manufacturing and production processes and focuses on packaging, marketing and distribution. Turning Point currently manufactures approximately 15% of its products as measured by gross sales. Turning Point’s in-house manufacturing operations are limited to (i) the processing and packaging of its MYO smoking products and pipe tobacco products, which is completed at its manufacturing facility in Louisville, Kentucky, (ii) the manufacturing of its moist snuff products, which occurs at its facility in Dresden, Tennessee and (iii) the packaging of its moist snuff products at its facilities in Dresden, Tennessee and Louisville, Kentucky. These MST products are processed in-house, rather than outsourced, as a result of Turning Point’s proprietary manufacturing processes which are substantively different than those of its competitors.
Sales and Marketing
Turning Point has grown the size and capacity of its salesforce and intends to continue strengthening the organization to advance its ability to deepen and broaden the retail availability of its products and brands.
As of December 31, 2016, Turning Point had a nationwide sales and marketing organization of approximately 140 professionals. Turning Point’s sales and marketing group focuses on priority markets and sales channels and seeks to operate with a high level of efficiency. In 2016, Turning Point’s sales and marketing efforts enabled its products to reach an estimated 200,000 retail doors in North America, and over 900 direct wholesale customers with an additional 100 secondary, indirect wholesalers in the U.S.
Turning Point’s sales efforts are focused on wholesale distributors and retail merchants in the independent and chain convenience store, tobacco outlet, food store, mass merchandising and drug store channels. Turning Point has expanded and intends to continue to expand the sales of its products into previously underdeveloped geographic markets and retail channels. In 2016, Turning Point derived approximately 95% of its net sales from sales in the U.S., with the remainder primarily from sales in Canada.
Turning Point subscribes to a sales tracking system from MSAi that measures all OTP product shipments (Turning Point’s as well as those of its competitors) on a weekly basis from approximately 1,000 wholesalers to over 250,000 retail stores in the U.S. This system enables Turning Point to understand individual product volume and share trends across multiple categories down to the individual retail store level, allowing Turning Point to target field salesforce coverage to achieve the highest opportunity to access potential stores. In addition, the ability to select from a range of parameters and to achieve this level of granularity means that Turning Point can adapt to trends in the marketplace and constantly evolve its business planning to meet market opportunities.
Turning Point employs marketing activities to grow awareness, trial and sales including selective trade advertising to expand wholesale availability, point-of-sale advertising and merchandising by the field salesforce and permanent and temporary displays to improve consumer visibility for its products. Turning Point complies with all regulations relating to the marketing of tobacco products, such as directing marketing efforts to adult consumers, and Turning Point is committed to full legal compliance in the sales and marketing of its products. To date, Turning Point has neither relied upon nor conducted any substantial advertising in the consumer media for its products.
In the years ended December 31, 2016 and 2015, Turning Point did not have any customer that accounted for 10% or more of its gross sales. Turning Point had one customer that accounted for 10.9% of gross sales for 2014. In the year ended December 31, 2016, sales to Turning Point’s top three customers accounted for slightly over 20% of its gross sales. Turning Point’s customers use an open purchase order system to buy its products and are not obligated to do so pursuant to ongoing contractual obligations. Turning Point performs periodic credit evaluations of its customers and generally does not require collateral on trade receivables. Historically, Turning Point has not experienced material credit losses.
Competition
Many of its competitors are better capitalized than is Turning Point and have greater financial and other resources. Turning Point believes its ability to effectively compete and its strong market positions in its principal product lines are due to its high brand recognition and the perceived quality of each of its products, and its sales, marketing and distribution efforts. Turning Point competes against “big tobacco,” including Altria Group, Inc. (formerly Philip Morris) and Reynolds American Inc., Swedish Match, Swisher International and manufacturers, including U.K. based Imperial Brands PLC, across Turning Point’s segments. “Big tobacco” has substantial resources and a customer base that has historically demonstrated loyalty to their brands.
Competition in the OTP market is based upon not only brand quality and positioning, but also on price, packaging, promotion and retail availability and visibility. Given the decreasing prevalence of cigarette consumption, the “big tobacco” companies continue to demonstrate an increased interest and participation in a number of OTP markets.
Smokeless Products
Turning Point’s three principal competitors in the loose leaf chewing tobacco market are Swedish Match, the American Snuff Company, LLC (a unit of Reynolds American Inc.), and Swisher International Group Inc. Turning Point believes moist snuff products are used interchangeably with loose leaf products by many consumers. In the moist snuff category, Turning Point faces the same competitors with the addition of U.S. Smokeless Tobacco Company (a division of Altria Group, Inc.).
Smoking Products
Turning Point’s two major competitors for premium cigarette paper sales are Republic Tobacco, L.P. and Commonwealth Brands, Inc. a wholly-owned subsidiary of Imperial Brands PLC. Turning Point’s two major competitors for MYO cigar wraps are New Image Global, Inc. and Blunt Wrap USA. In cigars, Turning Point competes in the non-tipped cigarillo market with Swisher International, Inc., Swedish Match and Good Times USA.
NewGen Products
In the NewGen products segment, Turning Point’s competitors are varied as the market is relatively new and highly fragmented. Turning Point’s direct competitors sell products that are substantially similar to Turning Point’s products and through the same channels through which Turning Point sells its liquid vapor products and tobacco vaporizer products. Turning Point competes with these direct competitors for sales through wholesalers and retailers, including but not limited to national chain stores, tobacco shops, gas stations and travel stores. Through Turning Point’s 2016 acquisition of VaporBeast, it now also competes directly with other non-traditional distributors.
Distribution and Supply Agreements
Bolloré Distribution and License Agreements
Turning Point is party to two long-term distribution and license agreements with Bolloré with respect to sales of cigarette papers, cigarette tubes and cigarette injector machines: one with respect to distribution in the U.S. and one with respect to distribution in Canada, or, collectively, the Distribution Agreements. Under the Distribution Agreements, Bolloré granted Turning Point the exclusive right to purchase the products bearing the Zig-Zag® brand name from Bolloré for resale in the U.S. and Canada. Turning Point has the sole right to determine the price and other terms upon which it may resell any products purchased from Bolloré, including the right to determine the ultimate distributors of such products within these countries. In addition, on March 19, 2013, Turning Point entered into an additional License and Distribution Agreement with Bolloré, or the “Bolloré License Agreement”, which permits Turning Point the exclusive use of the Zig-Zag® brand name in the U.S. for electronic cigarettes and any related accessories, including vaporizers and e-liquids. The Bolloré License Agreement terminates upon termination of the Distribution Agreements.
Each of the Distribution Agreements were entered into on November 30, 1992 by a predecessor in interest for an initial twenty-year term, were automatically renewed in November 2012 for a second twenty-year term and will automatically renew for successive twenty-year terms unless terminated in accordance with the provisions of such agreement. The Distribution Agreements provide that, in order to assure each of the parties receive commercially reasonable profits in light of inflationary trends and currency fluctuation factors, 120 days prior to December 31, 2004 and each fifth-year anniversary from such date thereafter, the parties are required to enter into good faith negotiations to agree on an index and currency adjustment formula to replace the index and formula currently in effect. If the parties are unable to agree, the dispute is to be submitted to binding arbitration. Pursuant to the Distribution Agreements, if at any time the price received by Bolloré fails to cover its costs, Bolloré may give Turning Point notice of this deficiency and the parties must promptly negotiate in good faith to adjust prices. If the parties cannot agree on new prices, Turning Point may purchase products from an alternative supplier reasonably acceptable to Bolloré until the next price adjustment period, subject to certain price-matching rights available to Bolloré and other terms and conditions. At the present time, Turning Point is operating under a temporary pricing structure and formula. The parties are considering a modified pricing formula and a potential new index and duration. See the section entitled “Risk Factors — Risks Related to Turning Point’s Business — Turning Point depends on a small number of key third-party suppliers and producers for its products” for more information.
Pursuant to the Distribution Agreements, export duties, insurance and shipping costs are the responsibility of Bolloré and import duties and taxes in the U.S. and Canada are Turning Point’s responsibility. Under the Distribution Agreements, Turning Point must purchase cigarette papers, cigarette tubes and cigarette injector machines from Bolloré, subject to Bolloré fulfilling its obligations under these agreements. Bolloré is required to provide Turning Point with the quantities of the products that Turning Point orders consistent with specific order-to-delivery timelines detailed in the agreement. The Distribution Agreements provide Turning Point with certain safeguards to ensure that it will be able to secure a steady supply of product, including (i) granting Turning Point the right to seek third-party suppliers with continued use of the Zig-Zag® trademark if Bolloré is unable to perform its obligations or ceases its cigarette paper manufacturing operation, in each case as set forth in the Distribution Agreements and (ii) maintaining a two-month supply of safety stock inventory of the premium papers, tubes and injector machines in the U.S. at Bolloré’s expense.
Under the Distribution Agreements, Turning Point has agreed that for a period of five years after the termination of the agreements it will not engage, directly or indirectly, in the manufacturing, selling, distributing, marketing or otherwise promoting in the U.S. and Canada, of cigarette paper or cigarette paper booklets of a competitor without Bolloré’s consent, except for certain de minimis acquisitions of debt or equity securities of such a competitor and certain activities with respect to an alternative supplier used by Turning Point as permitted under the Distribution Agreements.
Each of the Distribution Agreements permits Bolloré to terminate such agreement (i) if certain minimum purchases (which, in the case of both Distribution Agreements have been significantly exceeded in recent years) of cigarette paper booklets have not been made by Turning Point for resale in the jurisdiction covered by such agreement within a calendar year, (ii) if Turning Point assigns such agreement without the consent of Bolloré, (iii) upon a change of control without the consent of Bolloré, (iv) upon certain acquisitions of Turning Point’s equity securities by one of its competitors or certain investments by its significant stockholders in one of its competitors, (v) upon certain material breaches, including Turning Point’s agreement not to promote, directly or indirectly, cigarette paper or cigarette paper booklets of a competitor or (vi) upon Turning Point’s bankruptcy, insolvency, liquidation or other similar event. Additionally, the Canada Distribution Agreement is terminable by either Turning Point or Bolloré upon the termination of the U.S. Distribution Agreement.
Swedish Match Manufacturing Agreement
On September 4, 2008, Turning Point entered into a manufacturing and distribution agreement with Swedish Match whereby Swedish Match became the exclusive manufacturer of Turning Point’s loose leaf chewing tobacco. Under the agreement, the production of Turning Point’s loose leaf chewing tobacco products was completely transitioned to Swedish Match’s plant located in Owensboro, Kentucky on September 18, 2009 and Turning Point ceased all loose leaf manufacturing. Turning Point sources all of the tobacco that Swedish Match uses to manufacture Turning Point’s products along with certain proprietary flavorings and retain all marketing, design, formula and trademark rights over Turning Point’s loose leaf products. Turning Point also has the right to approve all product modifications, and is solely responsible for decisions related to package design and branding of the loose leaf tobacco produced for Turning Point. Responsibilities related to process control, manufacturing activities and inventory management with respect to Turning Point’s loose leaf products are allocated between Turning Point and Swedish Match as specified in the agreement. Turning Point also has rights to monitor production and quality control processes on an ongoing basis.
The agreement had an initial ten-year term and will automatically be renewed for five successive ten-year terms unless either party provides at least 180 days’ notice prior to a renewal term of its intent to terminate the agreement or unless otherwise terminated by mutual agreement of the parties or in accordance with the provisions of the agreement. If a notice of non-renewal is delivered, the contract will expire two years after the date on which the agreement would have otherwise been renewed. The terms allow the agreement to be assumed by a buyer or it may be terminated for uncured material breach, or terminated by the Company subject to a buyout. Turning Point also holds a right of first refusal to acquire the manufacturing plant as well as Swedish Match’s chewing tobacco unit.
JJA Distributors Service Agreement
On April 1, 2013 Turning Point entered into an agreement with JJA to source Turning Point’s Zig-Zag® branded cigars and cigarillos and other products from the Dominican Republic. Under the agreement, JJA and its Dominican Republic partner purchase and inventory all of the necessary raw materials, including packaging bearing Turning Point’s intellectual property, manufacture to Turning Point’s specifications and deliver to Turning Point’s designated U.S. distribution center. Turning Point retains all marketing, design and trademark rights over its cigar products.
Patents, Trademarks and Trade Secrets
Turning Point has numerous registered trademarks relating to its products, including: Beech-Nut®, Trophy®, Havana Blossom®, Durango®, Stoker’s®, Tequila Sunrise®, Fred’s Choice®, Old Hillside®, Our Pride®, Red Cap®, Tennessee Chew®, Big Mountain®, Springfield Standard®, Snake River® and VaporBeast™. The registered trademarks, which are significant to Turning Point’s business, expire periodically and are renewable for additional 10-year terms upon expiration. Flavor and blend formulae trade secrets relating to Turning Point’s tobacco products, which are key assets of its businesses, are maintained under strict secrecy. The Zig-Zag® trade name and trademark for premium cigarette papers and related products are owned by Bolloré and have been exclusively licensed to Turning Point in the U.S. and Canada. The Zig-Zag® trade name and trademark for e-cigarette and vaporizers are also owned by Bolloré and have been exclusively licensed to Turning Point in the U.S. Turning Point owns the Zig-Zag® trademark with respect to its use in connection with products made with tobacco, including without limitation, cigarettes, cigars and MYO cigar wraps in the U.S.
Production and Quality Control
Turning Point uses proprietary production processes and techniques, including strict quality controls. Turning Point’s quality control group routinely tests the quality of the tobacco, flavorings, application of flavorings, premium cigarette papers, tubes and injectors, cigars, MYO cigar wraps, liquid vapor products, tobacco vaporizer products and packaging materials. Turning Point utilizes sophisticated quality control to test and closely monitors the quality of its products. The high quality of Turning Point’s tobacco products is largely the result of using high-grade tobacco leaf and food-grade flavorings and an ongoing analysis of tobacco cut, flavorings and moisture content together with strict specifications for sourced products.
Given the importance of contract manufacturing to its business, Turning Point’s quality control group ensures that established written procedures and standards are adhered to by each of its contract manufacturers. Responsibilities related to process control, manufacturing activities, quality control and inventory management with respect to Turning Point’s loose leaf were allocated between Turning Point and Swedish Match under the manufacturing agreement.
Research and Development and Quality Assurance
Turning Point has a research and development and quality assurance function that tests raw materials and finished products in order to maintain a high level of product quality and consistency. The research and development is also responsible for new product development across Turning Point’s segments, and largely base their efforts on Turning Point’s high-tech data systems. Turning Point spent approximately $1.8 million, $1.4 million and $1.2 million dollars on research and development and quality control efforts for the years ended December 31, 2016, 2015 and 2014, respectively.
Employees
As of March 6, 2017, Turning Point employed approximately 286 full-time employees. None of Turning Point’s employees are represented by unions. Turning Point believes it has a positive relationship with its employees.
Properties
As of December 31, 2016, Turning Point operated manufacturing, distribution, office and warehouse space in the U.S. with a total floor area of approximately 337,841 square feet. Previously, all of this footage was leased. On October 31, 2016, Turning Point purchased the Dresden, Tennessee facility for approximately $1.3 million. To provide a cost-efficient supply of products to its customers, Turning Point maintains centralized management of internal manufacturing and nationwide distribution facilities. Turning Point’s two manufacturing and distribution facilities are located in Louisville, Kentucky and Dresden, Tennessee. Turning Point believes its facilities are generally adequate for its current and anticipated future use.
The following table describes Turning Point’s principal properties as of December 31, 2016:
Location	Principal Use	Square Feet	Owned or Leased
Darien, CT	Administrative office	1,950	Leased
Louisville, KY	Corporate offices, Manufacturing, R&D, warehousing and distribution	248,800	Leased
Carlsbad, CA	Administrative office	10,491	Leased
Dresden, TN	Manufacturing and administration	76,600	Owned
Legal Proceedings
Turning Point is a party from time to time to various proceedings in the ordinary course of business. For a description of the Master Settlement Agreement, to which Turning Point is a party, see Note 2 of the Notes to Consolidated Financial Statements of Turning Point, which begin on page F-26 of this proxy statement/prospectus There is no material litigation, arbitration or governmental proceeding currently pending against Turning Point or any of its officers or directors in their capacity as such.
Other major tobacco companies are defendants in a number of product liability claims. In a number of these cases, the amounts of punitive and compensatory damages sought are significant, and could have a material adverse effect on Turning Point’s business and results of operations. Turning Point cannot guarantee that it will not become defendants in such product liability cases in the future. Turning Point is currently a defendant in certain cases which have been dormant for many years. Plaintiffs’ counsel appears to be trying to revive the cases but it is unclear that they are still viable. Should these cases become active again, the time and expense associated with litigating these cases could have a material adverse effect on Turning Point’s business and results of operations. For more information, see the section entitled “Risk Factors — Risks Related to Turning Point’s Business — Turning Point may become subject to significant product liability litigation.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF TURNING POINT’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion of the historical financial condition and results of operations of Turning Point in conjunction with the historical condensed consolidated financial statements of Turning Point and the accompanying notes, which are included elsewhere in this proxy statement/prospectus. In addition, this discussion includes forward-looking statements that are subject to risks and uncertainties that may result in actual results differing from statements Turning Point makes. The information in the section entitled “Note Regarding Forward-Looking Statements,” should be considered in connection with the information below. Factors that could cause actual results to differ include those risks and uncertainties that are discussed in the section entitled “Risk Factors — Risks Related to Turning Point’s Business.”
The following discussion relates to the audited financial statements of Turning Point included elsewhere in this prospectus. In this discussion, unless the context requires otherwise, references to “Turning Point” refer to Turning Point Brands, Inc. and its consolidated subsidiaries. References to “TPB” refer to Turning Point Brands, Inc. without any of its subsidiaries. Turning Point was incorporated in 2004 under the name North Atlantic Holding Company, Inc. On November 4, 2015, Turning Point changed its name to Turning Point Brands, Inc. Many of the amounts and percentages in this discussion have been rounded for convenience of presentation.
Overview
Turning Point is a leading independent provider of Other Tobacco Products, or OTP, in the U.S. Turning Point sells a wide range of products across the OTP spectrum, including MST, loose leaf chewing tobacco, premium cigarette papers, make-your-own, or MYO, cigar wraps and cigar smoking tobacco, cigars, liquid vapor products and tobacco vaporizer products. Turning Point does not sell cigarettes. Turning Point estimates that the OTP industry generated approximately $10.5 billion in manufacturer revenue in 2016. In contrast to manufactured cigarettes, which have been experiencing declining sales for decades based on data published by the Alcohol and Tobacco Tax and Trade Bureau, or the TTB, the OTP industry is demonstrating increased consumer appeal with low to mid-single digit consumer unit growth as reported by Management Science Associates, Inc., or MSAi, a third party analytics and informatics company.
Turning Point’s portfolio of brands includes some of the most widely recognized names in the OTP industry, such as Zig-Zag®, Beech-Nut®, Stoker’s® and VaporBeast™ The following table sets forth the market share and category rank of Turning Point’s core products and demonstrates their industry positions:
Brand	Product	TPB Segment	Market Share(1)	Category Rank(1)
Stoker’s®	Chewing Tobacco	Smokeless Products	16.8%	#1 discount / #2 overall
Beech-Nut®	Chewing Tobacco	Smokeless Products	3.5%	#3 premium
Stoker’s®	Moist Snuff	Smokeless Products	2.6%	#6 discount / #7 overall
Zig-Zag®	Cigarette Papers	Smoking Products	33.5%	#1 premium
Zig-Zag®	MYO Cigar Wraps	Smoking Products	81.2%	#1 overall

(1)
Market share and category rank data for all products are derived from MSAi data as of December 24, 2016.

Turning Point currently ships to approximately 900 direct wholesale customers with an additional 100 secondary, indirect wholesalers in the U.S. that carry and sell Turning Point’s products. As of December 31, 2016, Turning Point’s products are available in over 170,000 U.S. retail locations which, with the addition of retail stores in Canada, brings Turning Point’s total North American retail presence to an estimated 200,000 points of distribution. Turning Point’s sales team targets widespread distribution to all traditional retail channels, including convenience stores where over 60% of all OTP volume is currently sold according to MSAi.
Turning Point generates revenues from the sale of its products primarily to wholesale distributors who in turn resell them to retail operations, as well as from the sale of its products directly to retail operations. Turning Point’s net sales, which include federal excise taxes, consist of gross sales, net of cash discounts, returns, and selling and marketing allowances.

Turning Point’s principal operating expenses include the cost of raw materials used to manufacture the limited number of its products which Turning Point manufactures; the cost of finished products, which are purchased goods; federal excise taxes; legal expenses and compensation expenses, including benefits and costs of salaried personnel. Turning Point’s other principal expenses include interest expense and amortization of deferred financing costs and other expenses.
Turning Point operates in three segments: (i) smokeless products, (ii) smoking products and (iii) NewGen products. In Turning Point’s smokeless products segment, Turning Point manufactures and markets moist snuff and contracts for and markets loose leaf chewing tobacco products. In Turning Point’s smoking products segment, Turning Point (i) markets and distributes cigarette papers and related products, as well as packages, markets and distributes MYO cigarette smoking tobaccos and related products and (ii) markets and distributes MYO cigar wraps, MYO loose cigar smoking tobacco, and cigars, and packages, markets and distributes traditional pipe tobaccos. In Turning Point’s NewGen products segment, Turning Point (i) markets and distributes liquid vapor products, tobacco vaporizer products, and certain other products without tobacco and/or nicotine and (ii) distributes a wide assortment of vaping related products to non-traditional retail via VaporBeast.
In November 2016, a subsidiary of Turning Point purchased all of the capital stock of Smoke Free Technologies, Inc. d/b/a VaporBeast, or VaporBeast, for an aggregate purchase price of approximately $27 million. VaporBeast is a leading distributor of liquid vapor products servicing the non-traditional retail channel. Also in November 2016, Turning Point purchased five regional smokeless tobacco brands from Wind River Tobacco Company, or Wind River, for a purchase price of approximately $2.5 million.
Key Factors Affecting Turning Point’s Results of Operations
Turning Point considers the following to be the key factors affecting its results of operations:
•
Its ability to further penetrate markets with its existing products;

•
Its ability to introduce new products and product lines that complement its core business;

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Decreasing interest in tobacco products among consumers;

•
Price sensitivity in its end-markets;

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Marketing and promotional initiatives, which cause variability in its results;

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General economic conditions, including consumer access to disposable income;

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Cost and increasing regulation of promotional and advertising activities;

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Cost of complying with regulation, including newly passed “deeming regulations”;

•
Counterfeit and other illegal products in its end-markets;

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Currency fluctuations;

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Its ability to identify attractive acquisition opportunities in OTP; and

•
Its ability to integrate acquisitions.

Initial Public Offering
In April 2016, Turning Point increased the total authorized shares of preferred and voting and non-voting common stock and effected a 10.43174381 for 1 stock split of the voting and non-voting common stock. As a result of the stock split, all previously reported share amounts (including options and warrants) in the accompanying financial statements and related notes of Turning Point have been retrospectively restated to reflect the stock split.
In its May 2016 initial public offering, or the IPO, Turning Point sold 6,210,000 shares of its voting common stock (including 810,000 shares pursuant to the underwriters’ option to purchase additional shares to cover over-allotments) at a price per share of  $10.00.

Turning Point raised a total of approximately $62.1 million in gross proceeds from the IPO, or $58.2 million in net proceeds after deducting underwriting commissions and other associated costs. Turning Point used the proceeds from the IPO together with cash on hand to pay fees and expenses related to the IPO, repurchase outstanding warrants and options issued by its subsidiary, Intrepid Brands LLC, or Intrepid, repay approximately $34 million of Turning Point’s floating rate PIK Toggle Notes due 2021, or the PIK Toggle Notes, and to repay approximately $20 million of the borrowings outstanding under Turning Point’s second lien credit facility.
In connection with the IPO, Turning Point exchanged (i) all of the PIK Toggle Notes that were not repaid in cash for 3,168,438 shares of its common stock and (ii) all of Turning Point’s outstanding 7% Senior Notes for 1,289,819 shares of its common stock.
As noted above, in connection with the IPO and related transactions Turning Point was able to significantly reduce its leverage. The following table provides outstanding balances under Turning Point’s debt facilities and instruments as of December 31, 2016 (in millions):
December 31, 2016
Cash	$2.9
Total Debt	218.2
Net Debt	$215.3
Recent Developments
Credit Facility Refinancing
On February 17, 2017, Turning Point entered into a new $250 million credit facility, consisting of  $200 million in first and second lien term loans and $50 million in a revolving credit facility, or the 2017 Credit Facility. Turning Point used a portion of the proceeds from the 2017 Credit Facility to repay in full its prior credit facility. For a more complete description of Turning Point’s 2017 Credit Facility, see Note 23, “Subsequent Event” in the Notes to Consolidated Financial Statements of Turning Point, which begin on page F-26 of this proxy statement/prospectus.
Critical Accounting Policies and Uses of Estimates
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, Turning Point selects the principle or method that is appropriate in the specific circumstances. Application of these accounting principles requires Turning Point to make estimates about the future resolution of existing uncertainties; actual results could differ from these estimates. Turning Point evaluates its estimates, including those related to revenue recognition, collectability of accounts receivable, inventory valuation and obsolescence, goodwill, intangibles, pension and post-retirement obligations, income taxes, litigation, and contingencies on an on-going basis. Turning Point bases these estimates on its historical experience and other assumptions that it believes are appropriate under the circumstances. In preparing these consolidated financial statements, Turning Point has made its best estimates and judgments of the amounts and disclosures included in the consolidated financial statements.
Revenue Recognition.   Turning Point recognizes revenues, net of sales incentives and sales returns, including shipping and handling charges billed to customers, upon delivery to the customer at which time there is a transfer of title and risk of loss to the customer in accordance with the ASC 605-10-S99. Turning Point classifies customer rebates as sales deductions in accordance with the requirements of ASC 605-50-25.
Derivative Instruments.   Turning Point uses foreign currency forward contracts to hedge a portion of its exposure to changes in foreign currency exchange rates from time to time. Turning Point accounts for its forward contracts under the provisions of ASC 815, “Derivatives and Hedging”. Under its policy, as amended, Turning Point may hedge up to 100% of its anticipated purchases of inventory in the denominated invoice currency over a forward period not to exceed twelve months. Turning Point may also, from time to time, hedge up to ninety percent of its non-inventory purchases in the denominated invoice currency. Forward contracts that qualify as hedges are adjusted to their fair value through other comprehensive income as determined by market prices on the measurement date except any hedge ineffectiveness which is recognized currently in income. Gains and losses on these contracts are transferred from other comprehensive income into net income as the related inventories are received. Changes in fair value of any contracts that do not qualify for hedge accounting or are not designated as hedges are recognized in income currently.
Goodwill and Other Intangible Assets.   Turning Point follows the provisions of ASC 350, Intangibles – Goodwill and Other. In accordance with ASC 350-20-35, goodwill and indefinite-lived intangible assets are reviewed for impairment annually on December 31 or more frequently if certain indicators arise. If the carrying value of goodwill exceeds its fair value, which is determined using discounted cash flows, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and the implied fair value. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, which is determined using discounted cash flows, the intangible asset is considered impaired and is reduced to fair value.
Turning Point had no such impairment of Goodwill and Other Intangible Assets as of December 31, 2016.
Fair Value:   GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under GAAP are described below:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets at the measurement date.
Level 2 — Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 — Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.
Retirement Plans.   Turning Point follows the provisions of ASC 715, Compensation – Retirement Benefits in accounting for its retirement plans, which requires an employer to (i) recognize in its statement of financial position the funded status of a benefit plan, measured as the difference between the fair value of plan assets and benefit obligations, (ii) recognize net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost, and (iii) measure defined benefit plan assets and obligations as of the date of the employer’s statement of financial position.
Income Taxes.   Turning Point accounts for income taxes under ASC 740. Turning Point records the effects of income taxes under the liability method in which deferred income tax assets and liabilities are recognized based on the difference between the financial and tax basis of assets and liabilities using the enacted tax rates in effect for the years in which the differences are expected to reverse. Turning Point assesses its ability to realize future benefits of deferred tax assets to determine if they meet the “more likely than not” criteria in ASC 740, Income Taxes. If Turning Point determines that future benefits do not meet the “more likely than not” criteria, a valuation allowance is recorded.
Stock-Based Compensation.   Turning Point measures stock compensation costs related to its stock options on the fair value based method under the provisions of ASC 718, Compensation – Stock Compensation, which requires compensation cost for stock options to be recognized based on the fair value of stock options granted. Turning Point determined the fair value of these awards using the Black-Scholes option pricing model.

Accounts Receivable.   Accounts receivable are recognized at their net realizable value. All accounts receivable are trade-related and are recorded at the invoiced amount and do not bear interest. Turning Point maintains allowances for doubtful accounts receivable for estimated uncollectible invoices resulting from the customer’s inability to pay, which may result in write-offs. The activity of allowance for doubtful accounts for the years ended December 31, 2016 and 2015 is as follows (in thousands):
	2016	2015
Balance at beginning of period	$137	$137
Increase from acquisition	15	—
Deductions of allowance account	(117)	—
Balance at end of period	$35	$137
Inventories.   Inventories are stated at the lower of cost or market. Cost was determined using the LIFO method for approximately 50% of the inventories. Leaf tobacco is presented in current assets in accordance with standard industry practice, notwithstanding the fact that such tobaccos are carried longer than one year for the purpose of curing. Turning Point recorded an inventory valuation allowance of  $0.6 million and $0.3 million at December 31, 2016 and 2015, respectively.
Jumpstart Our Business Startups Act of 2012
Turning Point chose to “opt out” of the provision of the JOBS Act that permit Turning Point, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, Turning Point will comply with new or revised accounting standards as required for public companies. Turning Point’s decision to opt out of the extended transition period provided in the JOBS Act is irrevocable.
Results of Operations
Summary
The table and discussion set forth below relates to Turning Point’s consolidated results of operations for the years ended December 31 (in thousands):
	Year Ended December 31,
	2016	2015	% Change	2014	% Change
Consolidated Results of Operations Data:
Net sales
Smokeless products	$77,913	$74,293	4.9%	$71,465	4.0%
Smoking products	111,005	105,898	4.8%	108,799	(2.7)%
NewGen products	17,310	17,065	1.4%	20,065	(15.0)%
Total net sales	206,228	197,256	4.5%	200,329	(1.5)%
Cost of sales	105,872	100,960	4.9%	107,165	(5.8)%
Gross profit
Smokeless products	38,634	38,521	0.3%	37,925	1.6%
Smoking products	57,595	52,842	9.0%	48,660	8.6%
NewGen products	4,127	4,933	(16.3)%	6,579	(25.0)%
Total gross profit	100,356	96,296	4.2%	93,164	3.4%
Selling, general and administrative expenses	56,771	51,785	9.6%	45,108	14.8%
Operating income	43,585	44,511		48,056
Interest expense and financing costs	26,621	34,284	(22.4)%	34,311	(0.1)%
Gain on investment	(768)	—	100.0%	—	100.0%
Loss on extinguishment of debt	2,824	—	100.0%	42,780	(100.0)%
Income (loss) before income taxes	14,908	10,227	45.8%	(29,035)	(135.2)%
Income tax expense (benefit)	(12,005)	1,078	(1,213.6)%	370	191.4%
Net income (loss)	$26,913	$9,149	194.2%	$(29,405)	(131.1)%

Comparison of Year Ended December 31, 2016 to Year Ended December 31, 2015
Net Sales.   For the year ended December 31, 2016, overall net sales increased to $206.2 million from $197.3 million in the year ended December 31, 2015, an increase of  $9.0 million, or 4.5% as a result of increases in all Turning Point’s segments.
For the year ended December 31, 2016, net sales in the smokeless products segment increased to $77.9 million from $74.3 million in the year ended December 31, 2015, an increase of  $3.6 million, or 4.9%. Net sales growth was principally driven by MST. Given the disparity between chew and MST case prices (average chew case price is 2.5 times that of MST), for the year ended December 31, 2016, volume increased 0.2% and price/mix increased 4.6%.
For the year ended December 31, 2016, net sales in the smoking products segment increased to $111.0 million from $105.9 million in the year ended December 31, 2015, an increase of  $5.1 million, or 4.8%. Net sales growth was driven by continued growth in Turning Point’s MYO cigar wraps and the roll-out of Zig-Zag cigarillo size wraps, which was somewhat offset by cigar declines. For the year ended December 31, 2016, volume increased 1.6% and price/mix increased 3.2%.
For the year ended December 31, 2016, net sales in the NewGen products segment increased to $17.3 million from $17.1 million in the year ended December 31, 2015, an increase of  $0.2 million or 1.4% due to the inclusion of one month of VaporBeast net sales partially offset by declines in existing NewGen products. For the year ended December 31, 2016, volume increased 4.9% and price/mix decreased 3.5%.
Gross Profit.   For the year ended December 31, 2016, overall gross profit increased to $100.4 million from $96.3 million for the year ended December 31, 2015, an increase of  $4.1 million, or 4.2%, principally due to an increase in gross profit in the smoking products segment, partially offset by a decrease in gross profit in the NewGen products segment.
For the year ended December 31, 2016, gross profit in the smokeless products segment increased to $38.6 million from $38.5 million for the year ended December 31, 2015, an increase of  $0.1 million, or 0.3%. Gross margin for this segment as a percentage of net sales decreased to 49.6% of net sales for the year ended December 31, 2016, from 51.9% in the year ended December 31, 2015, as MST, which is lower margin compared to chew, became a bigger portion of the segment sales. Gross profit was negatively impacted by non-cash inventory adjustments as a result of LIFO.
For the year ended December 31, 2016, gross profit in the smoking products segment increased to $57.6 million from $52.8 million for the year ended December 31, 2015, an increase of  $4.8 million, or 9.0%. Gross margin for this segment as a percentage of net sales increased to 51.9% of net sales for the year ended December 31, 2016, from 49.9% for the year ended December 31, 2015 as selling prices increased at a faster rate than the cost of the goods.
For the year ended December 31, 2016, gross profit in the NewGen products segment decreased to $4.1 million from $4.9 million for the year ended December 31, 2015, a decrease of  $0.8 million, or 16.3%. Gross margin for this segment as a percentage of net sales decreased to 23.8% of net sales for the year ended December 31, 2016, from 28.9% for the year ended December 31, 2015, as increased product returns in 2016 led to higher costs.
Selling, General and Administrative Expenses.   For the year ended December 31, 2016, selling, general, and administrative expenses increased to $56.8 million from $51.8 million for the year ended December 31, 2015, an increase of  $5.0 million, or 9.6%, due to increases in sales and marketing infrastructure, primarily due to increased headcount, increased legal and litigation expenses, the inclusion of one month of VaporBeast selling, general and administrative expenses, the write-down of a note receivable from an R&D partner and research and development for quality assurance and new products.
Interest Expense and Financing Costs.   For the year ended December 31, 2016, interest expense and amortization of deferred financing costs decreased to $26.6 million from $34.3 million for the year ended December 31, 2015, a decrease of  $7.7 million, or 22.4%, due to the pay-down of debt as a result of the IPO.
Investment Income.   In 2016, Turning Point began to invest the MSA escrow deposits. For the year ended December 31, 2016, investment income was $0.8 million relating to these investments.

Loss on Extinguishment of Debt.   For the year ended December 31, 2016, loss on extinguishment of debt was $2.8 million as the result of retiring certain debt with proceeds from the IPO.
Income Tax Expense (Benefit).   For the year ended December 31, 2016, income tax benefit was $12.0 million primarily due to releasing the valuation allowance as Turning Point determined that it is more-likely than not that it will realize its deferred tax assets which consist primarily of a net operating loss, or NOL, carryforward. For the year ended December 31, 2015, income tax expense was $1.1 million primarily for state income taxes as federal income taxes were offset by Turning Point’s NOL carryforward.
Net Income.   For the year ended December 31, 2016, net income increased to $26.9 million from $9.1 million in the year ended December 31, 2015, an increase of  $17.8 million for the reasons set forth above.
Comparison of Year Ended December 31, 2015 to Year Ended December 31, 2014
Net Sales.   For the year ended December 31, 2015, overall net sales decreased to $197.3 million from $200.3 million in the year ended December 31, 2014, a decrease of  $3.1 million, or 1.5%. This was caused by decreases in net sales in the smoking products and NewGen products segments, partially offset by increases in net sales in the smokeless products segment.
For the year ended December 31, 2015, net sales in the smokeless products segment increased to $74.3 million from $71.5 million in the year ended December 31, 2014, an increase of  $2.8 million, or 4.0%. This increase was principally due to an increase in gross case sales from 445,947 to 466,119, or 4.5% and price increases on certain loose leaf and moist snuff products instituted during the second and third quarters of 2014 and the second, third and fourth quarters of 2015. The aggregate average list price per case of smokeless products increased to $242.13 as of December 31, 2015 from $236.09 as of December 31, 2014, an increase of  $6.04 per case, or 2.6%, principally due to price increases on certain loose leaf and moist snuff products.
For the year ended December 31, 2015, net sales in the smoking products segment decreased to $105.9 million from $108.8 million in the year ended December 31, 2014, a decrease of  $2.9 million, or 2.7%. This decrease was principally due to a decrease in gross case sales from 354,395 to 324,373, or 8.5%, which was partially offset by average price increases on certain products within Turning Point’s premium cigarette paper and cigar wrap categories, instituted during the second and fourth quarters of 2014 and the first half of 2015. The aggregate average list price per case of smoking products increased to $319.22 as of December 31, 2015 from $297.79 as of December 31, 2014, an increase of  $21.43 per case, or 7.2%, principally due to the price increases on certain products within Turning Point’s premium cigarette papers and cigar wrap categories.
For the year ended December 31, 2015, net sales in the NewGen products segment decreased to $17.1 million from $20.1 million in the year ended December 31, 2014, a decrease of  $3.0 million or 15.0%. This decrease was principally due to a decrease in aggregate gross case sales from 69,721 to 67,862 or 2.7%. The aggregate average list price per case in the NewGen products segment decreased to $342.86 for the year ended December 31, 2015 from $361.01 for the year ended December 31, 2014, a decrease of  $18.15 per case, principally due to the increased sales of certain e-liquid products, which have a lower price per case.
Gross Profit.   For the year ended December 31, 2015, overall gross profit increased to $96.3 million from $93.2 million for the year ended December 31, 2014, an increase of  $3.1 million, or 3.4%, principally due to an increase in gross profit in the smokeless and smoking products segments, partially offset by a decrease in gross profit in the NewGen products segment.
For the year ended December 31, 2015, gross profit in the smokeless products segment increased to $38.5 million from $37.9 million for the year ended December 31, 2014, an increase of  $0.6 million, or 1.6%. Gross margin for this segment as a percentage of net sales decreased to 51.9% of net sales for the year ended December 31, 2015, from 53.1% in the year ended December 31, 2014, due primarily to lower margin products being a larger percentage of net sales.
For the year ended December 31, 2015, gross profit in the smoking products segment increased to $52.8 million from $48.7 million for the year ended December 31, 2014, an increase of  $4.2 million, or 8.6%. Gross margin for this segment as a percentage of net sales increased to 49.9% of net sales for the year ended December 31, 2015, from 44.7% for the year ended December 31, 2014 principally due to higher margin products being a larger percentage of net sales.

For the year ended December 31, 2015, gross profit in the NewGen products segment decreased to $4.9 million from $6.6 million for the year ended December 31, 2014, a decrease of  $1.6 million, or 25.0%. Gross margin for this segment as a percentage of net sales decreased to 28.9% of net sales for the year ended December 31, 2015, from 32.8% for the year ended December 31, 2014, principally due to lower margin vaporizer products constituting a higher percentage of net sales as compared to the prior year.
Selling, General and Administrative Expenses.   For the year ended December 31, 2015, selling, general, and administrative expenses increased to $51.8 million from $45.1 million for the year ended December 31, 2014, an increase of  $6.7 million, or 14.8%, due to increases in compensation expenses, primarily due to increased headcount, board fees, principally relating to strategic initiatives, freight and storage, due to the transition to a new warehouse structure, legal and litigation expenses and consulting fees, of  $1.8 million, $1.1 million, $1.1 million, $0.4 million and $0.4 million, respectively.
Interest Expense and Financing Costs.   For the year ended December 31, 2015, interest expense and amortization of deferred financing costs remained relatively flat at $34.3 million as compared to the year ended December 31, 2014.
Loss on Extinguishment of Debt.   For the year ended December 31, 2015, Turning Point did not extinguish any debt. For the year ended December 31, 2014, Turning Point incurred a loss of  $42.8 million associated with the Refinancing Transactions.
Income Tax Expense.   For the year ended December 31, 2015, income tax expense increased to $1.1 million from $0.4 million for the year ended December 31, 2014, an increase of  $0.7 million, principally due to net income in 2015 compared to net loss in 2014.
Net Income / (Loss).   For the year ended December 31, 2015, net income increased to $9.1 million from a net loss of  $29.4 million in the year ended December 31, 2014, an increase of  $38.6 million for the reasons set forth above.
Liquidity and Capital Reserves
Turning Point’s principal uses for cash are working capital, debt service and capital expenditures. Turning Point believes that its cash flows from operations and borrowing availability under its 2017 Revolving Credit Facility (as defined herein) are adequate to satisfy its operating cash requirements for the foreseeable future.
Turning Point’s working capital, which Turning Point defines as current assets less current liabilities, decreased $5.5 million to $37.3 million at December 31, 2016 compared with $42.8 million at December 31, 2015. The decrease in working capital is primarily due to Turning Point’s purchase of VaporBeast in November 2016, as Turning Point’s current borrowings exceeded VaporBeast’s working capital by approximately $10.0 million which was partially offset by increases in inventory.
	2016	2015
	(in thousands)
Current Assets	$78,856	$63,952
Current Liabilities	$41,567	$21,137
Working Capital	$37,289	$42,815
During the year ended December 31, 2016, Turning Point invested $3.2 million in capital expenditures, which included $1.3 million for the purchase of the land and building in Dresden, Tennessee.
Turning Point had unrestricted cash on hand of  $2.9 million and $4.8 million as of December 31, 2016 and December 31, 2015, respectively. Turning Point had restricted assets of  $30.4 million and $31.8 million as of December 31, 2016 and December 31, 2015, respectively. Restricted assets consist of escrow deposits under the MSA. On the 25th anniversary of each annual deposit, Turning Point is entitled to receive reimbursement of the principal amount of escrow remaining for that year. For more information see the section entitled “Distribution Agreements – Master Settlement Agreement” below.

Cash Flows from Operating Activities
The following table sets out the principal components of Turning Point’s cash flows from operating activities (in thousands):
	Year Ended December 31,
	2016	2015	2014
Cash flows from operating activities:
Net income (loss)	$26,913	$9,149	$(29,405)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss on extinguishment of debt	2,824	—	42,780
Gain on sale of property, plant and equipment	—	(2)	—
Depreciation expense	1,227	1,059	933
Amortization of deferred financing costs	1,419	1,448	1,453
Amortization of original issue discount	724	1,048	1,044
Amortization of other intangible assets	58	—	—
Interest incurred but not paid on PIK Toggle Notes	3,422	8,229	6,867
Interest incurred but not paid on 7% Senior Notes	329	851	721
Interest paid on PIK Toggle Notes	(9,893)	—	—
Interest paid on third lien notes	—	—	(6,528)
Reserve of note receivable	430	—	—
Deferred income taxes	(12,719)	51	37
Stock option compensation expense	117	143	364
Restricted stock compensation expense	50	—	—
Member unit compensation expense	13	91	221
Changes in operating assets and liabilities:
Accounts receivable	2,072	(1,407)	678
Inventories	(12,513)	2,032	16,005
Other current assets	1,361	49	(379)
Prepaid pension costs	—	—	1,019
Other assets	(100)	(118)	(174)
Accounts payable	3,631	1,784	(10,117)
Accrued pension liabilities	262	163	(3,054)
Accrued postretirement liabilities	(172)	(179)	(99)
Accrued liabilities and other	(327)	39	(16,341)
Net cash provided by operating activities	$9,128	$24,430	$6,025
For the year ended December 31, 2016, net cash provided by operating activities decreased to $9.1 million from $24.4 million for the year ended December 31, 2015, a decrease of  $15.3 million or 62.6%, principally due to increases in inventory and accounts payable.
For the year ended December 31, 2015, net cash provided by operating activities increased to $24.4 million from $6.0 million for the year ended December 31, 2014, an increase of  $18.4 million, or 305.5%, principally due to increases in accounts payable and accrued liabilities.

Cash Flows from Investing Activities
The following table sets out the principal components of Turning Point’s cash flows from investing activities (in thousands):
	Year Ended December 31,
	2016	2015	2014
Cash flows from investing activities:
Capital expenditures	$(3,207)	$(1,602)	$(1,314)
Acquisitions	(23,625)	—	—
Proceeds from sale of property, plant and equipment	—	2	—
Issuance of note receivable	—	(430)	—
Net cash used in investing activities	$(26,832)	$(2,030)	$(1,314)
For the year ended December 31, 2016, net cash used in investing activities increased to $26.8 million from $2.0 million for the year ended December 31, 2015, an increase of  $24.8 million or 92.4%, principally due to the acquisitions of VaporBeast, certain brands from Wind River and the land and building in Dresden, Tennessee.
For the year ended December 31, 2015, net cash used in investing activities increased to $2.0 million from $1.3 million for the year ended December 31, 2014, an increase of  $0.7 million or 54.5%, principally due to an increase in capital expenditures and the issuance of a note receivable to a supplier.
Cash Flows from Financing Activities
The following table sets out the principal components of Turning Point’s cash flows used in financing activities (in thousands):
	Year Ended December 31,
	2016	2015	2014
Cash flows from financing activities:
Proceeds from (payments of) revolving credit facility, net	$15,016	$(7,335)	$7,353
Prepaid equity issuance costs	—	(2,049)	—
Proceeds from term loans	—	—	246,700
Payments for secured promissory note	—	—	(12,500)
Proceeds from PIK Toggle Notes	—	—	45,000
Proceeds from rights offering notes	—	—	11,000
Payments for first lien term loan	(4,388)	(16,649)	(1,650)
Payments of second lien term loan	(20,000)	—	—
Payment of PIK Toggle Notes	(24,107)	—	—
Payments for second and third lien notes	—	—	(317,633)
Payments for financing costs	(450)	—	(8,457)
Redemption of Intrepid options	(661)	—	—
Redemption of Intrepid warrants	(5,500)	—	—
Redemption of common stock	—	—	(1,436)
Warrants exercised	4	—	—
Exercise of options	169	1	—
Redemption of options	(85)	—	—
Proceeds from issuance of stock	55,736	—	—
Net cash provided by (used in) financing activities	$15,734	$(26,032)	$(31,623)

For the year ended December 31, 2016, net cash provided by financing activities was $15.7 million compared with net cash used in financing activities of  $26.0 million for the year ended December 31, 2015, an increase of  $41.8 million, principally due to proceeds from the issuance of stock, partially offset by payments on the first lien term loan, second lien term loan, PIK Toggle Notes and redemption of Intrepid warrants.
For the year ended December 31, 2015, net cash used in financing activities was $26.0 million compared with net cash used of  $31.6 million for the year ended December 31, 2014, a decrease of  $5.6 million, principally due to repayment of debt obligations in the refinancing in 2014, partially offset by the prepayments on the first lien term loan during 2015.
Long-Term Debt
Turning Point’s long-term indebtedness as of December 31, 2016 consisted of Turning Point’s Revolving Credit Facility, First Lien Credit Agreement and Second Lien Credit Facility. As of December 31, 2016, Turning Point was in compliance with the financial and restrictive covenants in its existing debt instruments. Turning Point used a portion of the proceeds from its IPO to repay $20 million of borrowings outstanding under its Second Lien Credit Facility and $34 million to redeem and retire PIK Toggle Notes. In addition, in connection with its IPO Turning Point issued 1,289,819 shares of voting common stock in exchange for all of the outstanding 7% Senior Notes and issued 3,168,438 shares of voting common stock in exchange for all of the remaining PIK Toggles Notes not repurchased for cash. The following table provides outstanding balances under Turning Point’s debt instruments as of December 31 (in thousands):
	2016	2015
Revolving Credit Facility	$15,034	$18
First Lien Term Loan	146,451	150,555
Second Lien Term Loan	59,128	78,882
Note payable - VaporBeast	2,000	—
PIK Toggle Note	—	58,882
7% Senior Notes	—	10,360
Total Notes Payable and Long-Term Debt	222,613	298,697
Less deferred finance charges	(4,388)	(6,257)
Less current maturities	(16,684)	(1,668)
	$201,541	$290,772
Revolving Credit Facility
As of December 31, 2016 Turning Point had a Revolving Credit Facility with Wells Fargo Securities, LLC. The Revolving Credit Facility provided for aggregate commitments of up to $40 million, subject to a borrowing base. The Revolving Credit Facility had a maturity date of January 13, 2019 and was paid in full by the 2017 Credit Facility as noted above. North Atlantic Trading Company, Inc., or NATC, was the borrower. The Revolving Credit Facility was secured by a first priority lien on (i) certain accounts, inventory, general intangibles, other receivables and intercompany loans, cash and payment intangibles, and (ii) a junior lien on substantially all of the assets of the borrower. Mandatory prepayments were required in certain circumstances including in in connection with certain asset dispositions or if the borrowing base was exceeded.
The interest rates per annum applicable to loans under the Revolving Credit Facility were, at Turning Point’s option, equal to the Base Rate or LIBOR Rate plus an applicable interest margin.
As of December 31, 2016, $15.0 million was outstanding under the Revolving Credit Facility and Turning Point had the ability to borrow an additional $17.4 million. The weighted average interest rate on December 31, 2016 was 5.25%.
The Revolving Credit Facility included financial covenants including a consolidated fixed charge coverage ratio of at least 1.10 to 1.00 for each applicable period. Turning Point was subject to similar negative and affirmative covenants, and events of default as the first lien and second lien term loans described below. As of December 31, 2016, Turning Point was in compliance with all such covenants.
First Lien Term Loan
Turning Point’s First Lien Term Loan, with NATC as borrower, had an original principal balance of $170.0 million and a maturity date of January 13, 2020.
The loans that were designated as LIBOR rate loans bore interest at the LIBOR Rate not less than 1.25% plus 6.50% and the loans that were designated as base rate loans bore interest at the (i) highest of (A) the Prime Rate, (B) the Federal Funds Rate plus 0.50%, (C) LIBOR for an interest period of one month plus 1.00% and (D) 2.25% per year plus (ii) 5.50%. Turning Point was required to make mandatory prepayments in certain circumstances including in connection with certain debt issuances by NATC or any of its subsidiaries or in connection with certain asset dispositions. Turning Point was permitted to voluntarily prepay the obligations at any time and from time to time without any penalty or premium. The First Lien Term Loan required principal payments of  $1.650 million in each of the years of 2017, 2018 and 2019, respectively, and $0.9 million in 2020. As of December 31, 2016, the weighted average interest rate on the first lien term loan was 9.25%, and $144.8 million was outstanding.
The First Lien Term Loan contained certain financial covenants which require NATC to maintain a consolidated fixed charge coverage ratio of not less than 1.25 to 1.00 at the end of any fiscal quarter, and a consolidated total leverage ratio ranging from 6.25 to 1.00 from April 1, 2015 through September 30, 2016, decreasing to a ratio of 5.50 to 1.00 from October 1, 2018 to maturity.
Second Lien Term Loan
Turning Point’s Second Lien Term Loan, with NATC as borrower, had an original principal balance of $80.0 million and a maturity date on July 13, 2020.
Under the Second Lien Term Loan, the loans designated as LIBOR rate loans bore interest at the LIBOR Rate not less than 1.25% plus 10.25% and the loans designated as base rate loans bore interest at (i) the highest of  (A) the Prime Rate, (B) the Federal Funds Rate plus 0.50%, (C) LIBOR for an interest period of one month plus 1.00% and (D) 2.25% per year plus (ii) 9.25%. There is no maximum interest rate other than that permitted by applicable law. Turning Point was required to make mandatory prepayments in certain circumstances including in connection with certain debt issuances by NATC or any of its subsidiaries or in connection with certain asset dispositions. Turning Point was permitted to voluntarily prepay the obligations without any penalty or premium at any time after the third anniversary of the closing date. For the first three years following the closing date, Turning Point had to pay a prepayment premium, beginning at 3.0% of the amount being prepaid, refinanced or assigned, which reduces to 2.0% following the first anniversary and to 1.0% following the second anniversary. As of December 31, 2016, the weighted average interest rate was 11.5%, and $60.0 million was outstanding.
The Second Lien Term Loan contained certain financial covenants, Turning Point had the same fixed charge coverage ratio requirements, however, NATC was required to maintain a consolidated total leverage ratio under the Second Lien Term Loan ranging from 6.50 to 1.00 from April 1, 2015 through September 30, 2016, reducing to a maximum ratio of 5.75 to 1.00 from October 1, 2018 to maturity. As of December 31, 2016, Turning Point was in compliance with all such covenants.
Note Payable — VaporBeast
On November 30, 2016, Turning Point issued a note payable to VaporBeast’s Shareholders, or the VaporBeast Note. The VaporBeast Note is for $2.0 million with 6% interest compounded monthly and matures on May 30, 2018.
The VaporBeast Note may be prepaid at any time without penalty and is subject to a late payment penalty of 5% and a default rate of 13% per annum. The VaporBeast Note is subject to customary defaults, including defaults for nonpayment, nonperformance, any material breach under the purchase agreement and bankruptcy or insolvency.

Credit Line with Standard General Master Fund L.P.
On December 8, 2015, Turning Point entered into an agreement with Standard General Master Fund L.P. for a $50.0 million line of credit for the financing of acquisitions approved by Standard General L.P. in its sole discretion. The agreement provides that borrowings under the line of credit were to be at a floating rate equal to LIBOR plus a margin of 6.5% with a LIBOR floor of 1.0%. There were no borrowings under the line of credit and the line of credit expired on December 8, 2016.
PIK Toggle Notes and Standard General Warrants
On January 13, 2014, Turning Point issued unsecured PIK Toggle Notes to Standard General Master Fund L.P. with a principal amount of  $45 million and warrants to purchase 42,424 of Turning Point’s common stock at $.01 per share, as adjusted for stock splits and other events specified in the agreement. After adjustment for the stock split effected in connection with Turning Point’s IPO of 10.43174381 to 1, the warrants were adjusted to provide for the purchase of 442,558 of Turning Point’s common stock. Due to the issuance of the warrants, the PIK Toggle Notes had an original issue discount of  $1.7 million and were initially valued at $43.3 million. The PIK Toggle Notes were scheduled to mature and the warrants to expire on January 13, 2021.
The PIK Toggle Notes accrued interest based on LIBOR plus a spread of not less than 1.25% plus 13.75%. Interest was payable on the last day of each quarter and upon maturity. Turning Point had the flexibility to pay interest in kind through an increase in the principal amount at the same interest rate as the PIK Toggle Notes. Turning Point chose to increase the PIK Toggle Notes for all interest for the first three months of 2016.
In connection with its IPO Turning Point redeemed and retired all of the outstanding PIK Toggle Notes in exchange for a combination of cash and 3,168,438 shares of its voting common stock.
7% Senior Notes
In January 2014, Turning Point issued 7% Senior Notes to various stockholders with a principal amount of  $11 million and warrants to purchase 11,000,000 units of membership interests in Intrepid, which represented 40% of the Intrepid Common Units outstanding on a fully diluted basis, at a purchase price of  $1.00 per unit. Due to the issuance of the Intrepid warrants, the 7% Senior Notes had an original issue discount of  $2.8 million and were initially valued at $8.2 million. The 7% Senior Notes were scheduled to mature and the warrants to expire on December 31, 2023.
The 7% Senior Notes accrued interest at a fixed rate of 7% per annum. Interest was payable on the last business day of June and December in each year and provided that Turning Point was permitted to elect to pay all or a portion of the interest in kind. Turning Point made such election for all of 2014 and 2015.
The 7% Senior Notes were the general unsecured obligations of Turning Point and ranked equally with its other unsecured and unsubordinated debt from time to time outstanding. Redemptions of the 7% Senior Notes could be made by Turning Point at any time without penalty or premium.
In connection with Turning Point’s IPO it redeemed and retired all of the outstanding 7% Senior Notes in exchange for 1,289,819 shares of its voting common stock.
Subsequent Event — Refinancing
On February 17, 2017, Turning Point entered into the 2017 Credit Facility, comprised of  (i) a First Lien Credit Facility with Fifth Third Bank, as administrative agent, and other lenders, or the 2017 First Lien Credit Facility, and (ii) a Second Lien Credit Facility with Prospect Capital Corporation, as administrative agent, and other lenders, or the 2017 Second Lien Credit Facility. Turning Point used the proceeds of the 2017 Credit Facility to repay in full its First Lien Term Loan, Second Lien Term Loan, and Revolving Credit Facility and to pay related fees and expenses.
The 2017 First Lien Credit Facility consists of: (i) a $50 million revolving credit facility, or the 2017 Revolving Credit Facility; (ii) a $110 million first out term loan facility, or the 2017 First Out Tranche, and (iii) a $35 million second out term loan facility, or the 2017 Second Out Tranche, which will be repaid in full only after repayment in full of the First Out Tranche. The 2017 First Lien Credit Facility also includes an accordion feature that allows Turning Point to borrow up to an additional $40 million upon the satisfaction of certain conditions, including obtaining commitments from one or more lenders. Borrowings under the 2017 Revolving Credit Facility may be used for general corporate purposes, including acquisitions.
The 2017 First Out Tranche and the 2017 Revolving Credit Facility have a maturity date of February 17, 2022, and the 2017 Second Out Tranche has a maturity date of May 17, 2022. The 2017 First Out Tranche and the 2017 Revolving Credit Facility bear interest at LIBOR plus a spread of 2.5% to 3.5% based on Turning Point’s senior leverage ratio. The 2017 Second Out Tranche bears interest at LIBOR plus 6% (subject to a floor of 1.00%). The 2017 First Lien Credit Facility contains certain financial covenants, including maximum senior leverage ratio of 3.75x with step-downs to 3.00x, a maximum total leverage ratio of 4.75x with step-downs to 4.00x, and a minimum fixed charge coverage ratio of 1.20x. The 2017 First Lien Credit Facility is secured by all tangible and intangible assets of the Company.
The 2017 Second Lien Credit Facility consists of a $55 million second lien term loan, or the 2017 Second Lien Term Loan, having a maturity date of August 17, 2022. The 2017 Second Lien Term Loan bears interest at a fixed rate of 11%. The 2017 Second Lien Credit Facility contains certain financial covenants, including a maximum senior leverage ratio of 4.25x with step-downs to 3.50x, a maximum total leverage ratio of 5.25x with step-downs to 4.50x, and a minimum fixed charge coverage ratio of 1.10x.
Distribution Agreements
For a description of Turning Point’s material distribution agreements, see the section entitled “Certain Information Concerning the Business of Turning Point — Distribution and Supply Agreements.”
Master Settlement Agreement
On November 23, 1998, the major U.S. cigarette manufacturers, Philip Morris USA, Inc., Brown & Williamson Tobacco Corporation, Lorillard Tobacco Company and R.J. Reynolds Tobacco Company, entered into the MSA with attorneys general representing states that agreed to settle certain recovery actions, or the Settling States. In order to be in compliance with the MSA and subsequent states’ statutes, Turning Point is required to fund an escrow account with each of the Settling States based on the number of cigarettes or cigarette equivalents (which is measured by pounds of MYO cigarette smoking tobacco) sold in such state. Funding of the escrow deposit by Turning Point in 2016 was $0.1 million in respect of sales of smoking products in 2016. Turning Point estimates the total deposits relating to 2016 sales will be approximately $0.1 million. Each year’s deposit will be released from escrow after 25 years. Turning Point expects required escrow payments to continue to diminish in terms of payment amount and is scheduled to begin receiving payments as its escrow deposits are released from escrow beginning in 2024.
The following table summarizes Turning Point’s escrow deposit balances (in thousands) by sales year as of:
	Deposits
Sales Year	December 31, 2016	December 31, 2015
1999	$211	$211
2000	1,017	1,017
2001	1,673	1,673
2002	2,271	2,271
2003	4,249	4,249
2004	3,715	3,715
2005	4,552	4,552
2006	3,847	3,847
2007	4,167	4,167
2008	3,364	3,364

	Deposits
Sales Year	December 31, 2016	December 31, 2015
2009	1,626	1,626
2010	406	406
2011	193	193
2012	199	198
2013	173	173
2014	142	142
2015	100	38
2016	37	—
Total	$31,942	$31,842
Off-balance Sheet Arrangements
During 2016, Turning Point executed various forward contracts for the purchase of  €5.6 million with maturity dates from January 26, 2017 to July 17, 2017. As of December 31, 2016, Turning Point had forward contracts for the purchase of  €4.9 million.
During the year ended December 31, 2015, Turning Point executed various forward contracts for the purchase of  €11.5 million with maturity dates from May 13, 2015 to July 11, 2016. On December 31, 2015, Turning Point had forward contracts to purchase a total amount of  €5.1 million.
Contractual Obligations
The following table summarizes Turning Point’s contractual obligations at December 31, 2016 (in thousands):
	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Long-term debt obligations, including interest	$326,267	$73,035	$47,405	$205,827	$—
Operating lease obligations	3,591	1,066	1,678	847	—
Purchase obligations	31,964	31,964	—	—	—
	$361,822	$106,065	$49,083	$206,674	$—
Turning Point leases certain office space and vehicles for varying periods. The following is a schedule of future minimum lease payments for operating leases that had initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2016 (in thousands):
Operating Leases
2017	$1,066
2018	896
2019	782
2020	782
2021	65
Total minimum lease payments	$3,591
The total lease expense included in the consolidated statements of operations for the years ended December 31, 2016 and 2015 was $1.8 million each year.
Inflation
Turning Point believes that any effect of inflation at current levels will be minimal. Historically, Turning Point has been able to increase prices at a rate equal to or greater than that of inflation and believes that it will continue to be able to do so for the foreseeable future. In addition, Turning Point has been able to maintain a relatively stable variable cost structure for its products due, in part, to its successful procurement with regard to its tobacco products and, in part, to its existing contractual agreement for the purchase of its premium cigarette papers.
Quantitative and Qualitative Disclosures about Market Risk
Foreign Currency Sensitivity
Turning Point purchases inventory from Bolloré that are payable in euros. Accordingly, Turning Point has exposure to potentially adverse movement in euros. In addition, Bolloré provides a contractual hedge against catastrophic currency fluctuation in Turning Point’s agreement. Turning Point does not use derivative financial instruments for speculative trading purposes, nor does Turning Point hedge its foreign currency exposure in a manner that offsets the effects of changes in foreign exchange rates.
Turning Point regularly reviews its foreign currency risk and its hedging programs and may as part of that review determine at any time to change its hedging policy. During 2016, Turning Point executed various forward contracts for the purchase of  €5.6 million with maturity dates from January 26, 2017 to July 17, 2017. As of December 31, 2016, Turning Point had forward contracts for the purchase of  €4.9 million euros.
A 10% increase or decrease in the value of the U.S. dollar versus the euro would result in a decrease or increase in the approximate purchase price of Turning Point’s annualized euro-denominated inventory purchases of approximately $1.3 million.
Credit Risk
At December 31, 2016 and 2015, Turning Point had bank deposits, including MSA escrows, in excess of federally insured limits of approximately $5.2 million and $37.1 million, respectively. Turning Point has chosen to invest a portion of the MSA escrows in U.S. Government securities including Treasury Notes and Treasury Bonds.
Turning Point sells its products to distributors and retail establishments throughout the U.S. and also has sales of Zig-Zag® premium cigarette papers in Canada. In 2016 and 2015, Turning Point had no customers that accounted for more than 10% of its gross sales. Turning Point had one customer that accounted for 10.9% of gross sales for 2014. Turning Point performs periodic credit evaluations of its customers and generally does not require collateral on trade receivables. Historically, Turning Point has not experienced significant losses due to customer credit issues.
Interest Rate Sensitivity
Turning Point has exposure to interest rate volatility principally relating to interest rate changes applicable to revolving loans under its Revolving Credit Facility, and borrowings under First Lien Term Loans and Second Lien Term Loans. As of December 31, 2016, all of Turning Point’s debt bears interest at variable rates. Turning Point believes that the effect, if any, of reasonably possible near-term changes in interest rates on its consolidated financial position, results of operations or cash flows would not be significant. A 1% change in the interest rate would change Turning Point’s pre-tax income by approximately $2.1 million per year.

PROPOSAL #1

APPROVAL OF FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
Our board of directors, upon recommendation of the special committee of the board of directors, or the Special Committee, has determined that it is advisable and in the best interests of the Company and our stockholders to amend and restate our Fourth Amended and Restated Certificate of Incorporation, as amended, which such material changes thereto are set forth in the following three proposals, on which stockholders will vote separately. The Fifth Amended and Restated Certificate of Incorporation is comprised of the following eight proposals and other non-material changes set forth in the form attached to this proxy statement/prospectus as Appendix B.
Proposal #1A:   Approval of an amendment and restatement of the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to change the name of the Company to “Standard Diversified Opportunities Inc.”
Proposal #1B:   Approval of an amendment and restatement of the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to increase the number of authorized shares of SDOI’s Common Stock, $0.01 par value per share, from 50,000,000 to 330,000,000, of which 300,000,000 shall be a class of Common Stock designated as “Class A Common Stock” and 30,000,000 shall be a class of Common Stock designated as “Class B Common Stock.”
Proposal #1C:   Approval of an amendment and restatement of the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to increase the number of authorized shares of SDOI’s preferred stock, $0.01 par value per share, from 19,664,362 to 500,000,000, all of which shall be designated as blank check preferred stock.
Proposal #1D:   Approval of an amendment and restatement of the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to reclassify SDOI’s current Common Stock issued and outstanding or held as treasury stock, such that every 25 shares of such current Common Stock shall be reclassified as, and shall become, one fully paid and nonassessable share of Class A Common Stock.
Proposal #1E:   Approval of an amendment and restatement of the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to require that, for a period of 18 months from the effective time of the filing of the Fifth Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware, any merger, consolidation, share exchange or similar transaction as a result of which Standard General L.P. and its affiliates, individually or in the aggregate, would own ninety-five percent (95%) or more of the issued and outstanding shares of the Class B Common Stock and Class A Common Stock of SDOI, shall require the approval of the holders of a majority of the shares of Class A Common Stock held by stockholders of the Company other than Standard General L.P. and its affiliates, and that for such 18-month period, any amendment to such requirement would require the approval of the holders of a majority of the shares of Class A Common Stock held by the stockholders of the Company other than Standard General L.P. and its affiliates.
Proposal #1F:   Approval of an amendment and restatement of the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to permit the stockholders to act by written consent of a majority of the total votes eligible to be cast at a duly constituted meeting.
Proposal #1G:   Approval of an amendment and restatement of the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to allow for a special meeting of the stockholders to be called by (i) the majority of the board of directors, (ii) the chairman of the board of directors, (iii) the president of the Company, without approval of the disinterested directors if at such time the meeting is called there is a stockholder or affiliate of such stockholder that beneficially owns at least 15% of the voting power of the Company’s stock, or (iv) stockholders holding a majority of the total votes eligible to be cast by the stockholders.
Proposal #1H:   Approval of an amendment and restatement of the Fourth Amended and Restated Certificate of Incorporation of SDOI, as amended, to restrict certain persons and entities from owning more than 14.9% of any class of the Company’s capital stock.

Each of Proposals #1A, #1B, #1C, #1D, #1E, #1F, #1G and #1H are collectively referred to in the following proposal descriptions as the “Charter Amendment Proposals.”
Description of Proposal #1A
The board of directors has approved and is recommending to the stockholders for approval at the Special Meeting an amendment and restatement of the Fourth Amended and Restated Certificate of Incorporation, as amended, which includes the change of the Company’s name from “Special Diversified Opportunities Inc.” to “Standard Diversified Opportunities Inc.”
Description of Proposal #1B
The board of directors has approved and is recommending to the stockholders for approval at the Special Meeting an amendment and restatement of the Fourth Amended and Restated Certificate of Incorporation, as amended, which includes the terms of the Company’s authorized common stock. The Fourth Amended and Restated Certificate of Incorporation, as amended, currently authorizes 50,000,000 shares of common stock, par value $0.01 per share. The proposed Fifth Amended and Restated Certificate of Incorporation would increase the authorized common stock from 50,000,000 shares of common stock to 330,000,000 shares of common stock, of which 300,000,000 shall be a class of common stock designated as Class A Common Stock and 30,000,000 shall be a class of common stock designated as Class B Common Stock. Both the Class A Common Stock and Class B Common Stock shall have identical terms except that (i) each share of Class B Common Stock shall entitle its holder of record to 10 votes per share and (ii) the shares of Class B Common Stock shall be convertible into shares of Class A Common Stock automatically upon the transfer of such shares of Class B Common Stock, with certain exceptions, or upon the affirmative vote of two-thirds of the holders of Class B Common Stock or voluntarily by the holder of such shares of Class B Common Stock.
The shares of Class A Common Stock authorized by the proposed Fifth Amended and Restated Certificate of Incorporation would have the same rights and privileges as the current shares of common stock currently authorized. The shares of Class B Common Stock authorized by the proposed Fifth Amended and Restated Certificate of Incorporation would have the same rights and privileges as the Class A Common Stock, except that each share of Class B Common Stock will entitle its holder to 10 votes per share and such Class B Common Stock shall be convertible into shares of Class A Common Stock. See the section entitled “Description of SDOI Capital Stock” for more detail regarding the terms of the proposed new classes of common stock under the Fifth Amended and Restated Certificate of Incorporation.
Description of Proposal #1C
The board of directors has approved and is recommending to the stockholders for approval at the Special Meeting an amendment and restatement of the Fourth Amended and Restated Certificate of Incorporation, as amended, which includes the terms of the Company’s authorized preferred stock. The Fourth Amended and Restated Certificate of Incorporation, as amended, currently authorizes 19,664,362 shares of preferred stock, par value $0.01 per share, 17,500,000 of which are designated as blank check preferred stock and 2,164,362 of which are designated as Series A Preferred Stock. The proposed Fifth Amended and Restated Certificate of Incorporation would increase the authorized preferred stock from 19,664,362 shares of preferred stock to 500,000,000 shares of preferred stock, all of which shall be designated as blank check preferred stock. The shares of preferred stock will now all be considered blank check preferred and the Series A Preferred Stock will be eliminated. The board of directors has the same rights and obligations with respect to the newly authorized shares of blank check preferred stock that it had with the shares of blank check preferred stock under the Fourth Amended and Restated Certificate of Incorporation, as amended.
Description of Proposal #1D
The board of directors has approved and is recommending to the stockholders for approval at the Special Meeting an amendment and restatement of the Fourth Amended and Restated Certificate of Incorporation, as amended, which includes the reclassification of the current common stock issued and outstanding or held as treasury stock, such that every 25 shares of such current common stock shall be reclassified as, and shall become, one fully paid and nonassessable share of Class A Common Stock. The shares of Class A Common Stock authorized by the proposed Fifth Amended and Restated Certificate of Incorporation would have the same rights and privileges as the current shares of common stock currently authorized.
Description of Proposal #1E
The board of directors has approved and is recommending to the stockholders for approval at the Special Meeting an amendment and restatement of the Fourth Amended and Restated Certificate of Incorporation, as amended, which includes protective provisions for our existing and future stockholders. After giving effect to the Contribution and Exchange and the dividend of one share of Class B Common Stock for each share of Class A Common Stock, the SG Parties and the Additional Persons will own approximately 92.6% of our outstanding common stock (based on a closing date of April 25, 2017 and assuming an exchange ratio (the calculation of which does not take into account approximately $1.7 million in expenses not expensed or accrued, including without limitation approximately $1.4 million of expenses of the SG Parties that SDOI will reimburse pursuant to its obligations under the Exchange Agreement, as of April 25, 2017) of 0.66651 shares of SDOI Class A Common Stock for each share of Turning Point Common Stock as of such date), which will allow the SG Parties to exercise voting control over decisions made by our stockholders. To mitigate the immediate impact of such majority ownership, the proposed Fifth Amended and Restated Certificate of Incorporation provides that for a period of 18 months from the effective time of the filing of the Fifth Amended and Restated Certificate of Incorporation, approval of a majority of the non-SG Party holders of the Class A Common Stock will be required for any merger, consolidation, share purchase or similar transaction that would result in Standard General L.P. and its affiliates owning at least 95% of the issued and outstanding shares of our common stock. This provision of the Fifth Amended and Restated Certificate of Incorporation cannot be amended without the approval of a majority of non-SG Party holders of Class A Common Stock.
Description of Proposal #1F
The board of directors has approved and is recommending to the stockholders for approval at the Special Meeting an amendment and restatement of the Fourth Amended and Restated Certificate of Incorporation, as amended, which includes protective provisions for our existing and future stockholders. The Fourth Amended and Restated Certificate of Incorporation, as amended, permits our stockholders to act by written consent, provided that such consent is unanimous. The proposed Fifth Amended and Restated Certificate of Incorporation lowers the written consent approval threshold to require consent of a majority of the total votes eligible to be cast at a duly constituted meeting. Although this lower threshold eliminates a single stockholder’s ability to block an action by written consent, the proposed amendment brings SDOI’s corporate governance regime in line with the modern practices of most publicly traded companies. As a practical matter this change means that, upon consummation of the Contribution and Exchange, Standard General L.P. and its affiliates will be positioned to unilaterally act by written consent.
Description of Proposal #1G
The board of directors has approved and is recommending to the stockholders for approval at the Special Meeting an amendment and restatement of the Fourth Amended and Restated Certificate of Incorporation, as amended, which includes protective provisions for our existing and future stockholders. The Fourth Amended and Restated Certificate of Incorporation, as amended, does not permit the stockholders to call a special meeting. The proposed Fifth Amended and Restated Certificate of Incorporation permits stockholders holding a majority of the total votes eligible to be cast by the stockholders to call a special meeting. As a practical matter, this change means that, upon consummation of the Contribution and Exchange, Standard General L.P. and its affiliates will be positioned to unilaterally call special meetings. However, the proposed Fifth Amended and Restated Certificate of Incorporation makes it easier for the President of the Company to call a special meeting when there is an interested stockholder (as defined in the Fourth Amended and Restated Certificate of Incorporation, as amended) by eliminating the requirement that such call must first be approved by a majority of the disinterested directors. This change is consistent with modern corporate governance practices.

Description of Proposal #1H
The board of directors has approved and is recommending to the stockholders for approval at the Special Meeting an amendment and restatement of the Fourth Amended and Restated Certificate of Incorporation, as amended, which includes a restriction on certain investors from owning more than 14.9% of any class of our capital stock. In order to preserve the rights of Turning Point under certain of its distribution agreements, any person that directly or indirectly manufactures, sells, markets, distributes or otherwise promotes cigarette paper booklets, filter tubs, injector machines or filter tips in the United States, the District of Columbia, the territories, possessions and military bases of the United States and the Dominion of Canada, any such persons, a Bolloré Competitor, or any person that owns more than a 20% equity interest in a Bolloré Competitor, any such persons an Indirect Bolloré Competitor, or any person who serves as a director or officer of, or any person that has the right to appoint a director of officer of, any Bolloré Competitor or Indirect Bolloré Competitor, cannot own greater than a 14.9% interest in any class of capital stock of the Company.
Purpose and Effect of Approving Charter Amendment Proposals
As discussed above under the section entitled “The Contribution and Exchange,” on November 25, 2016, we entered into the Exchange Agreement with the SG Parties, pursuant to which the SG Parties shall consummate the Contribution and Exchange.
For the reasons discussed above under the section entitled “The Contribution and Exchange,” our board of directors, upon the advice of the Special Committee, has unanimously determined that the Exchange Agreement and the transactions contemplated thereby are advisable, expedient and in the best interests to and of our company and our stockholders. The purpose of amending and restating our Fourth Amended and Restated Certificate of Incorporation, as amended, as set forth in the Charter Amendment Proposals above and more fully set forth in the proposed Fifth Amended and Restated Certificate of Incorporation attached hereto as Appendix B, is to make all necessary changes to allow us to complete the Contribution and Exchange in accordance with the Exchange Agreement and perform our obligations thereunder. Such Contribution and Exchange is described in greater detail in this proxy statement/prospectus. The Contribution and Exchange is conditioned on the approval of the Charter Amendment Proposals, which compose the Fifth Amended and Restated Certificate of Incorporation. If all the Charter Amendment Proposals are not approved, the Contribution and Exchange may not occur.
Vote Required
Approval of each of the Charter Amendment Proposals requires an affirmative vote of holders of at least a majority of our outstanding shares of common stock that are entitled to vote at the Special Meeting. Failure to attend the Special Meeting, in person or by proxy, abstentions and broker non-votes will have the same effect as a vote “AGAINST’ the approval of Proposals #1A, #1B, #1C, #1D, #1E, #1F, #1G and #1H. If a quorum is not present at the Special Meeting, the stockholders entitled to vote at the meeting may adjourn the Special Meeting until a quorum shall be present. Any signed proxies received by us in which no voting instructions are provided on these Proposals #1A, #1B, #1C, #1D, #1E, #1F, #1G and #1H will be voted “FOR” each of Proposals #1A, #1B, #1C, #1D, #1E, #1F, #1G and #1H.
Implementation of the Fifth Amended and Restated Certificate of Incorporation as set forth in each separate proposal above is conditioned upon the approval of the other Charter Amendment Proposals, which together compose the Fifth Amended and Restated Certificate of Incorporation. If all Charter Amendment Proposals are approved, such proposals, in the form of our Fifth Amended and Restated Certificate of Incorporation, will not take effect until immediately prior to the closing of the Contribution and Exchange under the Exchange Agreement. Conversely, if the Charter Amendment Proposals are not approved, none of the changes set forth in Proposals #1A, #1B, #1C, #1D, #1E, #1F, #1G and #1H will likely occur.
Stockholders that do not vote “FOR” Proposals #1A, #1B, #1C, #1D, #1E, #1F, #1G or #1H will not have appraisal and dissenters’ rights in connection with these actions as such rights are not provided for in the Delaware General Corporation Law.

Board of Directors Recommendation
Our board of directors unanimously recommends that you vote “FOR” the approval of the Fifth Amended and Restated Certificate of Incorporation, which includes voting “FOR” each of Proposals #1A, #1B, #1C, #1D, #1E, #1F, #1G and #1H.

PROPOSAL #2

APPROVAL OF THE POSSIBLE ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL MEETING
This proposal would allow SDOI, if a proposal is made by the chairman of the SDOI Board to adjourn or postpone the Special Meeting, to approve any motion to adjourn or postpone the Special Meeting, or any adjournment or postponement thereof, to another time or place if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve the Charter Amendment Proposal.
Our board has unanimously determined that approval of the possible adjournment or postponement of the Special Meeting is advisable, expedient and in the best interests to and of SDOI and our stockholders, and unanimously recommends that stockholders vote “FOR” Proposal #2.

UNAUDITED PRO FORMA FINANCIAL INFORMATION
Unaudited Pro Forma Condensed Combined Financial Statements of Special Diversified
Opportunities Inc.
The following unaudited pro forma condensed combined financial information has been prepared to reflect adjustments to the financial condition and results of operations of SDOI to give the estimated effects of the probable closing of the Contribution and Exchange transaction and our probable acquisition of Interboro. We have also used certain publicly available financial information regarding Smoke Free Technologies, Inc. (d/b/a VaporBeast), which was acquired by Turning Point on November 30, 2016. The unaudited pro forma condensed combined financial information does not give effect to the pending acquisition of Metro Austin because the impact of that acquisition on the pro forma financial statements is not material.
On November 25, 2016, SDOI entered into the Exchange Agreement, as amended by the amendment dated January 25, 2017 and the amendment dated April 5, 2017, or the Exchange Agreement, with the SG Parties, pursuant to which the SG Parties agreed to, among other things, contribute to SDOI, or caused to be contributed to SDOI, approximately 9,842,373 shares, or a 52.3% controlling interest, of the voting common stock of Turning Point, or the Turning Point Contributed Shares. These shares consist of (i) 9,342,373 shares of Turning Point Common Stock held by the SG Parties or which the SG Parties have the right to acquire prior to the consummation of the Contribution and Exchange and (ii) 500,000 shares of Turning Point Common Stock held by Thomas F. Helms, Jr., Chairman of the board of directors of Turning Point, over which the SG Parties have investment discretion and certain disposition and other rights.
The Turning Point Contributed Shares will be contributed to SDOI in exchange for a number of newly issued shares of Class A Common Stock of SDOI based on an exchange ratio, which we refer to as the Exchange Ratio, calculated as of the closing of the transactions contemplated by the Exchange Agreement, equal to the lesser of  (i) the 30-calendar day trailing volume-weighted average price, or VWAP, of the Turning Point common stock divided by the 30-calendar day trailing VWAP of the SDOI common stock (as adjusted to reflect the reclassification of the SDOI Common Stock pursuant to the Fifth Amended and Restated Certificate of Incorporation of SDOI) and (ii) the 30-calendar day trailing VWAP of the Turning Point Common Stock divided by the pro forma book value per share of SDOI. The pro forma book value per share of SDOI utilized for the calculation of the illustrative exchange ratio, as of April 25, 2017, of 0.66651 shares of SDOI Class A Common Stock for each share of Turning Point Common Stock does not include certain expenses that will be incurred by SDOI prior to the closing of the Contribution and Exchange and thus included in the calculation of pro forma book value per share at closing, including without limitation approximately $1.7 million in transaction expenses, including, but not limited to, $1.4 million in expenses of the SG Parties that SDOI will reimburse pursuant to its obligations under the Exchange Agreement. If these transaction expenses were expensed or accrued as of April 25, 2017, the SG Parties and the Additional Persons would directly own in the aggregate approximately 7,460,975 shares of each of the SDOI Class A Common Stock and Class B Common Stock, or approximately 93.1% of the outstanding shares of such class (based on a closing date of April 25, 2017 and assuming an exchange ratio of 0.72856 shares of SDOI Class A Common Stock for each share of Turning Point Common Stock as of such date).
The Contribution and Exchange transaction will be accounted for as a reverse acquisition. This determination was primarily based on Turning Point’s stockholders obtaining a controlling interest and a majority of the voting power of the Company, Turning Point’s business comprising the ongoing operations of the Company following the Contribution and Exchange, and the fact that Turning Point’s management team will continue to manage the Turning Point operations which will comprise the vast majority of the Company's operations. The financial statements of the combined entity represent a continuation of the financial statements of the accounting acquirer. As such, the assets and liabilities of Turning Point are recognized at their historic carrying value. For accounting purposes, SDOI is considered the “acquired” company and Turning Point is considered the “acquirer.” SDOI’s assets, liabilities and results of operations will be consolidated with Turning Point as of the closing date. For periods prior to the transaction, shareholders’ equity of the combined company is presented based on the historical equity of Turning Point prior to the Contribution and Exchange transaction retroactively restated to reflect the capital structure of SDOI.
On November 23, 2016, SDOI entered into a stock purchase agreement, pursuant to which SDOI’s wholly owned subsidiary, Pillar General Inc. will acquire all of the outstanding capital stock of Interboro

Holdings, Inc., or Interboro, a wholly-owned subsidiary of Interboro LLC, for a purchase price of $2,500,000, payable in cash. SDOI has also agreed, among other things, to contribute $10,000,000 of new capital to Maidstone Insurance Company, a wholly-owned subsidiary of Interboro Holdings, Inc., in connection with the closing of the transaction and the making of a necessary regulatory filing. Consummation of the Interboro acquisition is expected to occur in the second quarter of 2017, subject to receipt of regulatory approvals. This acquisition will be a business combination (in accordance with ASC 805 Business Combinations). The unaudited pro forma condensed combined financial statements include the estimated tangible and identifiable intangible assets and liabilities of Interboro based on preliminary estimated fair values as of the date of the acquisition, and the difference between the purchase price and the estimated fair value of the acquired assets and liabilities has been recorded as a gain on bargain purchase. The pro forma adjustments based on management’s preliminary estimates are subject to additional analysis, and final valuations. The pro forma adjustments included herein are likely to be revised as additional information which existed as of the acquisition date becomes available and as additional analysis is performed. The allocation of the purchase price may be modified and the final amounts recorded may differ materially from the information presented in these pro forma financial statements.
As used herein, the terms “the Company,” “we,” and “our” refer to Special Diversified Opportunities Inc., and, where applicable, its consolidated subsidiaries. The Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2016 gives effect to the reverse acquisition and Interboro acquisition, or the Transactions, as if they had occurred on that date and includes historical data as reported by the separate companies as well as adjustments to give effect to pro forma events that are directly attributable to the Transactions and that are factually supportable. The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2016 gives effect to the Transactions as if they had been consummated on January 1, 2016, and include historical data as reported by the separate companies as well as adjustments that are expected to have a continuing impact on the combined results.
The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only. The unaudited pro forma condensed combined financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the Transactions been completed as of the dates indicated or that may be achieved in the future and should not be taken as representative of future combined results of operations or financial condition of the Company. Furthermore, no effect has been given in the unaudited pro forma condensed combined statements of operations for synergistic benefits and potential cost savings, if any, that may be realized through the consolidation of the three companies or the costs that may be incurred in integrating their operations. The pro forma financial statements do not purport to project the future results of operations or financial position of the combined company.
The assumptions used and adjustments made in preparing the pro forma financial statements are described in the Notes, which should be read in conjunction with the pro forma financial statements. The pro forma financial statements and related notes contained herein should be read in conjunction with the Consolidated Financial Statements and related Notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 filed on March 22, 2017, consolidated audited financial statements of Turning Point and the consolidated audited financial statements of Interboro, all of which are included elsewhere in this proxy statement/prospectus. We have also used financial information provided to us by Turning Point regarding Smoke Free Technologies, Inc. in preparing the pro forma financial information. The amounts in the column labeled “Historical Smoke Free Technologies, Inc.” in the below unaudited pro forma condensed combined statement of operations represent the historical operating results of Smoke Free Technologies, Inc. for the eleven months ended November 30, 2016 and were derived by combining the operating results of Smoke Free Technologies, Inc. for the nine months ended September 30, 2016, as disclosed in Exhibit 99.4 of Amendment No. 2 to the Current Report on Form 8-K of Turning Point filed on March 16, 2017, with the operating results of Smoke Free Technologies, Inc. for the two months ended November 30, 2016. The operating results of Smoke Free Technologies, Inc. for the two months ended November 30, 2016 were not material to an understanding of these pro forma financial statements. Please also refer to the sections entitled “Risk Factors,” “Certain Information Concerning the Business of SDOI — SDOI Management’s Discussion and Analysis of Financial Condition and Results of

Operations,” “Certain Information Concerning the Business of Turning Point — Recent Acquisition,” “Management’s Discussion and Analysis of Turning Point’s Financial Condition and Results of Operations” and “The Contribution and Exchange” for more information.

Special Diversified Opportunities Inc.
Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2016
(in thousands)
	Historical Special Diversified Opportunities Inc.	Historical Turning Point Brands, Inc.	Turning Point Brands, Inc. Pro Forma Adjustments	Historical Interboro Holdings, Inc.	Interboro Holdings, Inc. Pro Forma Adjustments	Pro Forma Special Diversified Opportunities Inc. Combined
ASSETS
Consumer Products and Other:
Cash and cash equivalents	$1,836	$2,865	$—	$—	$(2,500)4a.	$2,201
Marketable securities	19,956	—	—	—	—	19,956
Accounts receivable, net of allowances	—	2,181	—	—	—	2,181
Inventories	—	62,185	—	—	—	62,185
Other current assets	226	11,625	—	—	—	11,851
Total current assets	22,018	78,856	—	—	(2,500)	98,374
Property, plant and equipment, net	—	7,590	—	—	—	7,590
Deferred income taxes	—	6,288	—	—	—	6,288
Deferred financing costs, net	—	139	—	—	—	139
Other intangible assets, net	—	27,138	—	—	—	27,138
Goodwill	—	134,390	—	—	—	134,390
Master settlement agreement – escrow deposits	—	30,410	—	—	—	30,410
Other assets	—	209	—	—	—	209
	22,018	285,020	—	—	(2,500)	304,538
Insurance:
Fixed maturities available for sale, at fair value	—	—	—	32,859	—	32,859
Cash and cash equivalents	—	—	—	13,458	—	13,458
Income tax recoverable	—	—	—	1,972	—	1,972
Investment income due and accrued	—	—	—	287	—	287
Deferred policy acquisition costs	—	—	—	1,561	(1,561)4b.	—
Premiums receivable	—	—	—	7,029	—	7,029
Property and equipment, net	—	—	—	549	—	549
Intangible assets	—	—	—	1,200	8,9614c.	10,161
Other assets	—	—	—	635	—	635
	—	—	—	59,550	7,400	66,950
Total assets	$22,018	$285,020	$—	$59,550	$4,900	$371,488

	Historical Special Diversified Opportunities Inc.	Historical Turning Point Brands, Inc.	Turning Point Brands, Inc. Pro Forma Adjustments	Historical Interboro Holdings, Inc.	Interboro Holdings, Inc. Pro Forma Adjustments	Pro Forma Special Diversified Opportunities Inc. Combined
LIABILITIES AND EQUITY (DEFICIT)
Consumer Products and Other:
Accounts payable	$—	$9,153	$—	$—	$—	$9,153
Accrued expenses	1,751	15,336	2,3773a.	—	6774d.	20,141
Accrued interest expense	—	394	—	—	—	394
First lien term loan	—	1,650	—	—	—	1,650
Revolving credit facility	—	15,034	—	—	—	15,034
Total current liabilities	1,751	41,567	2,377	—	677	46,372
Notes payable and long-term debt	—	201,541	—		—	201,541
Postretirement benefits	—	4,407	—	—	—	4,407
Pension benefits	—	423	—	—	—	423
Other long-term liabilities	—	3,024	—	—	—	3,024
	1,751	250,962	2,377	—	677	255,767
Insurance:
Reserves for losses and loss adjustment expenses	—	—	—	32,805	—	32,805
Unearned premiums	—	—	—	15,455	—	15,455
Advance premium collected	—	—	—	648	—	648
Due to related parties	—	—	—	28	—	28
Other liabilities	—	—	—	2,000	—	2,000
	—	—	—	50,936	—	50,936
Total liabilities	1,751	250,962	2,377	50,936	677	306,703
Commitments and contingencies
Equity (deficit):
Preferred stock	—	—	—	—	—	—
Common stock	217	184	(401)3b.	—	—	—
Series A common stock		—	743b.	—	—	74
Series B common stock	—	—	743b.	—	—	74
Additional paid-in capital	44,308	104,895	(73,573)3c.	3,000	(3,000)4e.	75,630
Treasury stock	(555)	—	—	—	—	(555)
Accumulated other comprehensive income (loss)	—	(4,049)	1,9313d.	(759)	7594e.	(2,118)
Accumulated deficit	(23,703)	(66,972)	53,2723a & 3e.	6,373	6,4644f.	(24,566)
Total SDOI equity	20,267	34,058	(18,623)	8,614	4,223	48,539
Noncontrolling interests	—	—	16,2463f.	—	—	16,246
Total equity (deficit)	20,267	34,058	(2,377)	8,614	4,223	64,785
Total liabilities and equity	$22,018	$285,020	$—	$59,550	$4,900	$371,488

See accompanying notes to the unaudited pro forma condensed combined financial information.

Special Diversified Opportunities Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended December 31, 2016
(in thousands)
	Historical Special Diversified Opportunities Inc.	Historical Turning Point Brands, Inc.	Historical Smoke Free Technologies, Inc.5d.	Smoke Free Technologies, Inc. Pro Forma Adjustments	Pro Forma Turning Point Brands, Inc.	Turning Point Brands, Inc. Pro Forma Adjustments	Historical Interboro Holdings, Inc.	Interboro Holdings, Inc. Pro Forma Adjustments	Pro Forma Special Diversified Opportunities Inc. Combined
Revenues:
Consumer Products and Other:
Net sales	$—	$206,228	$49,804	$—	$256,032	$—	$—	$—	$256,032
Insurance:
Premiums earned	—	—	—	—	—	—	37,787	—	37,787
Net investment income	—	—	—	—	—	—	591	—	591
Net realized gains	—	—	—	—	—	—	1,684	—	1,684
Service, takeout and LAD fee income	—	—	—	—	—	—	917	—	917
Other income	—	—	—	—	—	—	157	—	157
	—	—	—	—	—	—	41,136	—	41,136
Total revenues	—	206,228	49,804	—	256,032	—	41,136	—	297,168
Operating Costs and expenses:
Consumer Products and Other:
Cost of sales	—	105,872	38,375	—	144,247	—	—	—	144,247
Selling, general and administrative expenses	3,059	56,771	5,588	(367)5a.	61,992	(1,065)3g.	—	(632)4g.	63,354
	3,059	162,643	43,963	(367)	206,239	(1,065)	—	(632)	207,601
Insurance:
Incurred losses and loss adjustment expenses	—	—	—	—	—	—	34,492	—	34,492
Acquisition and underwriting expenses	—	—	—	—	—	—	7,217	—	7,217
Other operating expenses	—	—	—	—	—	—	7,100	7344h.	7,834
	—	—	—	—	—	—	48,809	734	49,543
Total operating costs and expenses	3,059	162,643	43,963	(367)	206,239	(1,065)	48,809	102	257,144
Operating income	(3,059)	43,585	5,841	367	49,793	1,065	(7,673)	(102)	40,024
Interest expense and financing costs	—	26,621	231	9945b.	27,846	—	—	—	27,846
Interest income	(28)	—	—	—	—	—	—	—	(28)
Investment income	—	(768)	—	—	(768)	—	—	—	(768)
Loss on extinguishment of debt	—	2,824	—	—	2,824	—	—	—	2,824
Income (loss) before income taxes	(3,031)	14,908	5,610	(627)	19,891	1,065	(7,673)	(102)	10,150
Income tax (expense) benefit	—	12,005	(86)	(4,191)5c.	7,728	(373)3h.	(560)	—4i.	6,795
Net income (loss)	(3,031)	26,913	5,524	(4,818)	27,619	692	(8,233)	(102)	16,945
Amounts attributable to noncontrolling interests	—	—	—	—	—	(13,174)3i.	—	—	(13,174)
Net income (loss) attributable to Special Diversified Opportunities Inc.	$(3,031)	$26,913	$5,524	$(4,818)	$27,619	$(12,482)	$(8,233)	$(102)	$3,771
Net Loss per Common Share – Basic and Diluted	$(0.14)					$0.143j.			$—
Weighted Average Common Shares Outstanding – Basis and Diluted	21,036,390					(21,036,390)			—
Net income per Series A Common Share – Basic and Diluted									$0.25
Net income per Series B Common Share – Basic and Diluted									$0.25
Weighted Average Series A Common Shares Outstanding – Basic									7,401,587
Weighted Average Series A Common Shares Outstanding – Diluted									14,809,668
Weighted Average Series B Common Shares Outstanding – Basic and Diluted									7,401,587
See accompanying notes to the unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements of
Special Diversified Opportunities Inc.
Note 1.   Basis of pro forma presentation
The unaudited pro forma condensed combined financial statements have been derived from the historical financial statements of SDOI, Turning Point, including its acquisition of Smoke Free Technologies, Inc., and Interboro. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 gives effect to the Transactions and the acquisition of Smoke Free Technologies, Inc. by Turning Point as if they had occurred on January 1, 2016. The unaudited pro forma condensed combined balance sheet as of December 31, 2016 gives effect to the Transactions as if they had occurred on December 31, 2016. The unaudited pro forma condensed combined statements of operations does not purport to represent our actual results of operations that would have occurred if the Transactions and the acquisition of Smoke Free Technologies, Inc. by Turning Point had taken place on the dates specified, nor is it necessarily indicative of the results of operations that may be achieved in the future.
Note 2.   Preliminary purchase price allocation — Interboro
The Company expects to close on its probable acquisition of Interboro in the second quarter of 2017 for total cash consideration of  $2,500,000. The unaudited pro forma condensed combined financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of Interboro based on management’s best estimates of fair value. The final purchase price allocation may differ materially based on final appraisals, valuations and analyses of the fair value of the acquired assets and assumed liabilities. Accordingly, the pro forma adjustments are preliminary and have been made solely for illustrative purposes.
The following table summarizes the preliminary purchase price allocation as if the acquisition had occurred on December 31, 2016 (in thousands):
Fixed maturities available for sale, at fair value	$32,859
Cash and cash equivalents	13,458
Investment income due and accrued	287
Premiums receivable	7,029
Property and equipment, net	549
Intangible assets	10,161
Income tax recoverable	1,972
Other assets	635
Total identifiable assets acquired	66,950
Reserves for losses and loss adjustment expenses	32,805
Unearned premium	15,455
Advance premium collected	648
Due to related parties	28
Other liabilities	2,000
Total liabilities assumed	50,936
Net identifiable assets acquired	16,014
Consideration paid	2,500
Gain on bargain purchase	$13,514

The above fair values of assets acquired and liabilities assumed are provisional and are based on the information that was available to estimate the fair value of assets acquired and liabilities assumed. The purchase price has been allocated to Interboro's assets and liabilities based upon their estimated fair values as of the date of the completion of the acquisition. The initial allocation is not complete because the evaluation necessary to assess the fair values of certain net assets acquired is still in process and the additional information necessary to finalize those amounts is not yet available. Thus, the provisional measurements of fair value reflected are subject to change. Such changes could be significant.
As the fair value of the net assets acquired exceeds the purchase price, the acquisition is being accounted for as a bargain purchase in accordance with the accounting guidance for business combinations. Prior to recording a gain, the acquiring entity must reassess whether all acquired assets and assumed liabilities have been identified, and perform re-measurements to verify that they have been properly valued. The estimated gain has been excluded from the pro forma statements of operations because it is non-recurring in nature.
Note 3.   Pro forma adjustments — Reverse Asset Acquisition of Turning Point (dollars in thousands other than per share par value)
3a.
Reflects an increase to accrued expenses of  $2,377 for transaction costs incurred by SDOI subsequent to December 31, 2016.

3b.
To eliminate the historical common stock par value of Turning Point and to reflect the following changes in SDOI capital structure from the reverse acquisition:

Prior to the consummation of the reverse acquisition, the Company will amend and restate its certificate of incorporation to provide for the reclassification of every 25 shares of the Common Stock of the Company into one share of a new class of common stock designated as Class A Common Stock and the authorization for issuance of an additional class of common stock designated as Class B Common Stock. Immediately following the consummation of the reverse acquisition, the Company will distribute a dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock. The Class A Common Stock and the Class B Common Stock will vote together as a single class and will be substantially the same, except that the Class B Common Stock will have 10 votes per share and the Class A Common Stock one vote per share. Both the Class A and Class B Common Stock have a par value of  $0.01. The Company will increase the number of authorized shares of its Common Stock from 50,000,000 to 330,000,000, of which 300,000,000 shall be designated as Class A Common Stock and 30,000,000 shall be designated as Class B Common Stock.
Class A Common shares pro forma adjustment
	Number of common shares	Par value
SDOI common shares outstanding at December 31, 2016, par value $0.01	21,037,640	$213
Reclassification of each 25 shares of SDOI common shares into 1 share of Class A Common Stock	841,506	8
Issuance of SDOI Class A Common Stock at the exchange ratio of 0.66651 shares for each share of Turning Point Common Stock	6,560,081	66
Pro forma – Class A Common Stock, par value $0.01	7,401,587	$74
Class B Common shares pro forma adjustment
	Number of common shares	Par value
Pro forma – Class A Common Stock	7,401,587	$74
Dividend of 1 share of Class B for each outstanding share of Class A Common Stock	7,401,587
Pro forma – Class B Common Stock	7,401,587	$74

3c.
To reflect the recapitalization of Turning Point through the changes in capital structure discussed in Note 3b above.

3d.
To allocate a portion of the historical Turning Point accumulated other comprehensive loss amount to noncontrolling interests using a noncontrolling ownership percentage of 47.7%.

3e.
To reflect the elimination of the historical accumulated deficit of  $23,703 for SDOI, the accounting acquiree, offset by accruals recorded of  $2,377 for other transaction related costs. This adjustment also reflects the allocation of a portion of the historical Turning Point accumulated deficit to noncontrolling interests using a noncontrolling interest ownership percentage of 47.7%.

3f.
To reflect an adjustment to the condensed combined balance sheet for noncontrolling interests as a result of the acquisition of 52.3% of Turning Point. This adjustment is calculated as the historical equity of Turning Point multiplied by the noncontrolling interests ownership percentage of 47.7%.

3g.
Reflects the elimination of  $1,065 in transaction related costs incurred by SDOI during the year ended December 31, 2016 as these are non-recurring in nature.

3h.
To reflect an adjustment to income tax expense related to the Turning Point pro forma adjustments, calculated using the federal statutory rate of 35%.

3i.
To reflect an adjustment of  $13,174 to the condensed combined statement of operations for the year ended December 31, 2016 for noncontrolling interests as a result of the acquisition of 52.3% of Turning Point.

3j.
The pro forma EPS calculation is performed using the two class approach, as the combined Company has issued Series A and Series B common shares in the recapitalization. As discussed in the introduction to these unaudited pro forma condensed consolidated financial statements, the pro forma book value per share of SDOI does not include expenses estimated at approximately $1.7 million, including, but not limited to the expenses to be reimbursed to the SG Parties (capped at $1.4 million), that will be incurred by SDOI prior to the closing of the Contribution and Exchange but were not accrued for as of April 25, 2017. If the pro forma book value per share had been adjusted to reflect such expenses, an incremental 610,692 shares would have been issued and basic and diluted EPS would have been $0.24.

Note 4.   Pro forma adjustments — Acquisition of Interboro (dollars in thousands)
4a.
The adjustment to cash reflects the $2,500 cash consideration paid to acquire Interboro.

4b.
Reflects an adjustment to remove the capitalized deferred policy acquisition costs as they do not survive purchase accounting and must be revalued.

4c.
The fair value of the acquired intangibles was estimated as of the acquisition date resulting in a fair value of  $10,161, as broken out into the following separate intangible assets. The fair value of other assets and liabilities approximate their book value.

Intangible assets	Preliminary fair value
Tradename	$1,100
Non-compete	100
Internally developed technology	100
Policies in force – Auto and home	3,900
Agency relationship	4,961
Pro forma – intangible assets	$10,161
These provisional measurements of fair value reflected are subject to change. Such changes could be significant.
4d.
Reflects an increase to accrued expenses of  $677 for transaction costs incurred subsequent to December 31, 2016.

4e.
Reflects an adjustment to eliminate the historical additional paid-in capital and accumulated other comprehensive income for Interboro.

4f.
Reflects an adjustment to eliminate the historical retained earnings for Interboro. Also reflects adjustments to retained earnings of  $13,514 for a bargain purchase option of Interboro and $677 related to transaction related costs paid subsequent to December 31, 2016.

4g.
Reflects the elimination of  $632 in transaction related costs incurred by SDOI during the year ended December 31, 2016 as these are non-recurring in nature.

4h.
Reflects an adjustment of  $734 to amortization expense for the year ended December 31, 2016 related to the intangibles acquired.

Intangible assets	Estimated useful life (months)	Preliminary fair value	Amortization expense for the year ended December 31, 2016
Tradename	84	$1,100	$157
Non-compete	48	100	25
Internally developed technology	60	100	20
Policies in force – Auto and home	120	3,900	390
Agency relationship	120	4,961	496
Less: Historical amounts recorded		(1,200)	(354)
Pro forma adjustment – amortization expense		$8,961	$734

4i.
No deferred income taxes or provision for federal or state income taxes have been recorded as both Interboro and the Company have a history of incurring net operating losses.

Note 5.   Pro forma adjustments — Acquisition of Smoke Free Technologies, Inc. (dollars in thousands)
5a.
Includes amortization of identifiable intangible assets acquired in connection with the acquisition of Smoke Free Technologies, Inc. over their estimated useful lives consistent with the underlying cash flows amounting to $693. Preliminarily, the useful lives utilized are estimated to be 8 years for customer relationships, 3.5 years for non-compete agreements and indefinite for trade names. Also reflects the elimination of  $1,060 in transaction related costs as these are non-recurring in nature.

5b.
Adjustment for interest expense on the revolving credit facility and holdback at a rate of 4.5%, interest expense on the promissory notes issued to sellers at a rate of 6% annually, net of elimination of interest expense related to debt that was settled prior to closing.

5c.
Adjustment to income tax expense related to the impact of the net income of Smoke Free Technologies Inc. on the net operating loss and income tax benefit of Turning Point.

5d.
The amounts in the column labeled “Historical Smoke Free Technologies, Inc.” in the unaudited pro forma condensed combined statement of operations represent the historical operating results of Smoke Free Technologies, Inc. for the eleven months ended November 30, 2016 and were derived by combining the operating results of Smoke Free Technologies, Inc. for the nine months ended September 30, 2016, as disclosed in Exhibit 99.4 of Amendment No. 2 to the Current Report on Form 8-K of Turning Point filed on March 16, 2017, with the operating results of Smoke Free Technologies, Inc. for the two months ended November 30, 2016. The operating results of Smoke Free Technologies, Inc. for the two months ended November 30, 2016 were not material to an understanding of these pro forma financial statements.

LEGAL MATTERS
The validity of the shares of SDOI Class A Common Stock and Class B Common Stock offered by this proxy statement/prospectus will be passed upon for SDOI by Morgan, Lewis & Bockius LLP, counsel for SDOI.
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None.
EXPERTS
The consolidated financial statements of SDOI as of December 31, 2016 and 2015, and for each of the years in the three year period ended December 31, 2016, have been included in this proxy statement/prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of Turning Point at December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 appearing in this proxy statement/prospectus have been audited by RSM US LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Interboro at December 31, 2016 and 2015 and for each of the two years in the period ended December 31, 2016 appearing in this proxy statement/prospectus have been audited by BDO USA LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
FUTURE PROPOSALS BY STOCKHOLDERS
Whether or not the Contribution and Exchange is completed, stockholders will continue to be entitled to attend and participate in meetings of the company’s stockholders. The Company will inform its stockholders, by press release or other means determined reasonable by the company, of the date by which stockholder proposals must be received by the Company for inclusion in the proxy materials relating to the Company’s 2017 annual meeting, which proposals must comply with the rules and regulations of the Securities and Exchange Commission then in effect.
WHERE YOU CAN FIND MORE INFORMATION
SDOI files annual reports, quarterly reports and current reports, proxy statements, information statements and other information with the SEC. You may read and copy any reports, statements or other information that SDOI files at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, DC 20549 at prescribed rates. Please call the SEC at 1-(800) SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site at http://www.sec.gov at which reports, proxy and information statements and other information regarding SDOI are available. SDOI does not currently maintain a website.
You can also obtain any of these documents by requesting them in writing or by telephone from SDOI at the following addresses:
Special Diversified Opportunities Inc.
Attention: Chief Financial Officer
1521 Concord Pike, Suite 301
Wilmington, Delaware 19803
You should rely only on the information contained in or attached to this proxy statement/prospectus. We have not authorized any person to provide you with any information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated , 2017. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and the mailing to you of this proxy statement/prospectus will not create any implication to the contrary.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Special Diversified Opportunities Inc. and Subsidiaries
Turning Point Brands, Inc. and Subsidiaries
Interboro Holdings, Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Special Diversified Opportunities Inc.:
We have audited the accompanying consolidated balance sheets of Special Diversified Opportunities Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Special Diversified Opportunities Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Philadelphia, Pennsylvania
March 22, 2017

SPECIAL DIVERSIFIED OPPORTUNITIES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
	December 31, 2016	December 31, 2015
ASSETS
Current Assets:
Cash and cash equivalents	$1,836	$23,467
Marketable securities, available for sale	19,956	—
Other current assets	226	46
Total current assets	22,018	23,513
Total assets	$22,018	$23,513
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accrued expenses	$1,751	$351
Total current liabilities	1,751	351
COMMITMENTS AND CONTINGENCIES (NOTE 8)
Stockholders’ Equity:
Preferred stock, $.01 par value, 20,920,648 shares authorized, no shares issued or outstanding	—	—
Common stock, $.01 par value, 50,000,000 shares authorized, and 21,444,267 shares and 21,436,767 shares issued at December 31, 2016 and December 31, 2015, respectively	217	217
Additional paid-in capital	44,308	44,172
Treasury stock, 406,627 common shares at cost at December 31, 2016 and December 31, 2015, respectively	(555)	(555)
Accumulated deficit	(23,703)	(20,672)
Total stockholders’ equity	20,267	23,162
Total liabilities and stockholders’ equity	$22,018	$23,513

The accompanying notes are an integral part of these statements.

SPECIAL DIVERSIFIED OPPORTUNITIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)
	Year Ended December 31,
	2016	2015	2014
Operating expenses:
Selling, general and administrative	3,059	1,216	1,242
Total operating expenses	3,059	1,216	1,242
Operating loss	(3,059)	(1,216)	(1,242)
Interest income (expense), net	28	—	2
Loss from continuing operations before taxes	(3,031)	(1,216)	(1,240)
Income tax expense (benefit)	—	—	—
Loss from continuing operations, net of taxes	(3,031)	(1,216)	(1,240)
Income from discontinued operations, net of taxes	—	—	250
Net loss	$(3,031)	$(1,216)	$(990)
Basic and diluted loss per share from continuing operations	$(0.14)	$(0.06)	$(0.06)
Basic and diluted income per share from discontinued operations	—	—	0.01
Basic and diluted net loss per share	$(0.14)	$(0.06)	$(0.05)
Shares used in computing basic and diluted net loss per share	21,036,390	21,027,640	21,027,640

The accompanying notes are an integral part of these statements.

SPECIAL DIVERSIFIED OPPORTUNITIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands)
	Preferred Stock	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Total
Balance January 1, 2014	$—	$217	$44,143	$(555)	$(18,466)	$25,339
Net loss	—	—	—	—	(990)	(990)
Stock-based compensation	—	—	5	—	—	5
Balance December 31, 2014	—	217	44,148	(555)	(19,456)	24,354
Net loss	—	—	—	—	(1,216)	(1,216)
Stock-based compensation	—	—	24	—	—	24
Balance December 31, 2015	—	217	44,172	(555)	(20,672)	23,162
Net loss	—	—	—	—	(3,031)	(3,031)
Stock-based compensation	—	—	3	—	—	3
Proceeds from disgorgement of profit realized by an insider on short-swing transaction			133			133
Balance December 31, 2016	$—	$217	$44,308	$(555)	$(23,703)	$20,267

The accompanying notes are an integral part of these statements.

SPECIAL DIVERSIFIED OPPORTUNITIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Year Ended December 31,
	2016	2015	2014
Cash Flows from Operating Activities:
Net loss	$(3,031)	$(1,216)	$(990)
Less: income from discontinued operations	—	—	250
Loss from continuing operations	(3,031)	(1,216)	(1,240)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Stock-based compensation expense	3	24	5
(Increase) decrease in:
Other current assets	(180)	(24)	44
Increase (decrease) in:
Accounts payable	—	—	—
Accrued expenses	1,400	(135)	(139)
Net operating activities from discontinued operations	—	—	250
Net cash used in operating activities	(1,808)	(1,351)	(1,080)
Cash Flows from Investing Activities:
Purchase of marketable securities	(21,954)	—	—
Proceeds from maturities of marketable securities	1,998	—	—
Restricted cash	—	—	1,300
Net cash (used in) provided by investing activities	(19,956)	—	1,300
Cash Flows from Financing Activities:
Proceeds from disgorgement of profit realized by an insider on short-swing transaction	133	—	—
Net cash provided by financing activities	133	—	—
Effect of exchange rate changes on cash	—	—	—
Net increase (decrease) in cash and cash equivalents	(21,631)	(1,351)	220
Cash and Cash Equivalents, Beginning of Year	23,467	24,818	24,598
Cash and Cash Equivalents, End of Year	$1,836	$23,467	$24,818
Supplemental Cash Flow Disclosure:
Cash paid for taxes, net of tax refunds	$26	$27	$29
The accompanying notes are an integral part of these statements.

SPECIAL DIVERSIFIED OPPORTUNITIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(in thousands, except share and per share data)
1.
ASSET SALE

On April 5, 2013, Special Diversified Opportunities Inc. (f/k/a Strategic Diagnostics Inc.) (“SDOI” or the “Company”), SDIX LLC, a Delaware limited liability company (the “Purchaser”) and OriGene Technologies, Inc., a Delaware corporation and the sole equity holder of the Purchaser (“Parent” or “OriGene”), entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) pursuant to which the Company agreed, subject to certain terms and conditions including approval of the Company’s stockholders, to sell to the Purchaser substantially all of the Company’s rights, title and interest in substantially all of the Company’s non-cash assets related to the Life Sciences Business (the “Asset Sale”).
At a special meeting of the stockholders of the Company held on July 10, 2013, the stockholders approved the Asset Sale as contemplated by the Asset Purchase Agreement. On July 12, 2013, the Company completed the Asset Sale.
As a result of the Asset Sale, the Company no longer owns its historical operating assets, and its past business operations have been discontinued.
In May 2014, the Company, the Purchaser and OriGene reached a settlement of various claims by the parties relating to the Asset Sale. The terms of the settlement called for the release of the $1,300 in escrow to the Company, as well as the payment by the Purchaser and OriGene of an additional $250 pursuant to the working capital adjustment provisions of the Asset Purchase Agreement.
2.
RECENT DEVELOPMENTS

On November 2, 2016, Standard Outdoor Southwest LLC (“Buyer”), a wholly owned subsidiary of the Company, and Metro Outdoor of Austin LLC (“Seller”) entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, Buyer will acquire, at closing, assets consisting of five billboards located in several counties nesr Austin, Texas. In addition, Buyer will acquire the ground leases and advertising contracts relating to such billboards. The consideration for the acquired assets will be $330, of which $290 is payable in cash and $40 is payable in shares of the Company’s common stock. Buyer has paid a deposit of  $145, included in other current assets in the accompanying balance sheet, the substantial majority of which is refundable should closing not occur. The principal of Seller has become a consultant to the Company. The transaction is subject to customary representations and warranties and closing conditions, and is expected to close in the second quarter of 2017.
On November 23, 2016, the Company and Interboro LLC (“Interboro”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, the Company’s wholly owned subsidiary, Pillar General Inc. (“Pillar”), will acquire all of the outstanding capital stock of Interboro Holdings, Inc. (“Holdings”), a wholly owned subsidiary of Interboro LLC, for a purchase price payable in cash of  $2,500, subject to adjustment as provided in the Stock Purchase Agreement. Under the name Maidstone Insurance Company, Holdings offers personal automobile insurance, primarily in the State of New York. The Company has also agreed to contribute $10,000 of new capital to Maidstone Insurance Company in connection with the closing of the transaction.
Each of the Company and Interboro made customary representations, warranties and covenants in the Stock Purchase Agreement. Customary covenants govern the time between the date of the Agreement and the closing regarding the conduct of the business of Holdings, access to information pertaining to the business of Holdings, obtaining the applicable regulatory approvals and notification of certain events. Interboro has also agreed to a non-competition and non-solicitation of employees covenant for a period of three years following the closing of the transaction, subject to certain limitations. Consummation of the transactions contemplated by the Stock Purchase Agreement is expected to occur in the second quarter of 2017, subject to the receipt of regulatory approvals. The Agreement provides for customary termination and indemnification rights for the Company and Interboro.

SPECIAL DIVERSIFIED OPPORTUNITIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(in thousands, except share and per share data)

2.
RECENT DEVELOPMENTS (Continued)

On November 25, 2016, Special Diversified Opportunities Inc., Standard General Master Fund L.P. (“SG Master Fund”), P Standard General Ltd. (“PSG”) and Standard General Focus Fund L.P. (“SG Focus Fund” and, collectively with SG Master Fund and PSG, the “SG Parties”) entered into a Contribution and Exchange Agreement (the “Agreement”), as amended January 25, 2017. Pursuant to the Agreement, the SG Parties will contribute, or cause to be contributed to the Company, approximately 9,592,373 shares of the voting common stock, par value $0.01 per share (the “Turning Point Common Stock”) of Turning Point Brands, Inc. (NYSE: TPB), consisting of  (i) certain shares of Turning Point Common Stock (“Contributed Shares”) held by the SG Parties or which the SG Parties have the right to acquire prior to the contribution and (ii) certain shares of Turning Point Common Stock (“Additional Shares”) held by certain third parties (“Additional Persons”) over which the SG Parties have certain disposition and other rights. The Contributed Shares and the Additional Shares will represent over 50.1% of the issued and outstanding shares of Turning Point Common Stock.
In exchange for the Contributed Shares and the Additional Shares, the Company will issue to the SG Parties and the Additional Persons (as applicable) shares of the Class A Common Stock (as defined herein) of the Company based on an exchange ratio, calculated as of the closing of the Contribution and Exchange (as defined herein), equal to the lesser of  (i) the 30-calendar day trailing volume-weighted average price, or VWAP, of the Turning Point Common Stock divided by the 30-calendar day trailing VWAP of the Common Stock of the Company (as adjusted to reflect the reclassification of the Common Stock of the Company pursuant to the Interim Charter Amendment (as defined herein)) and (ii) the 30-calendar day trailing VWAP of the Turning Point Common Stock divided by the pro forma book value per share of the Company. Prior to the consummation of the transactions contemplated by the Agreement (the “Contribution and Exchange”), the Company will amend and restate the certificate of incorporation of the Company (the “Interim Charter Amendment”) to provide for, among other things, (x) the reclassification of every 25 shares of the common stock, par value $0.01 per share, of the Company into a one share of a new class of common stock, par value $0.01 per share, designated as “Class A Common Stock” (the “Class A Common Stock”) and (y) the authorization for issuance of an additional class of common stock, par value $0.01 per share, of the Company designated as “Class B Common Stock” (the “Class B Common Stock”). Immediately following the consummation of the Contribution and Exchange, the Company will distribute a dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock (the “Dividend”). The Class A Common Stock and the Class B Common Stock will vote together as a single class and will be substantially the same, except that the Class B Common Stock shall have 10 votes per share and the Class A Common Stock one vote per share. Following distribution of the Dividend, the SG Parties will deliver a written consent to adopt and approve a further amendment and restatement of the certificate of incorporation of the Company (the “Final Charter Amendment”).
The Agreement, the Interim Charter Amendment, the Contribution and Exchange, the Dividend and the Final Charter Amendment were approved by a unanimous vote of the Company’s board of directors (the “Company Board”), acting upon the unanimous recommendation of the special committee comprised of independent directors of the Company Board (the “Special Committee”). In connection with the Company Board’s approval, EP Securities LLC rendered its opinion to the Special Committee and then to the Company Board that, as of the date of the opinion and subject to the assumptions, qualifications and limitations set forth therein, that the Contribution and Exchange and the Dividend to be received by the holders of the Company’s Class A Common Stock, other than the SG Parties and their affiliates, pursuant to the Agreement is fair to such holders from a financial point of view.
The Company and the SG Parties each made customary representations, warranties and covenants in the Agreement. Such representations and warranties have been made solely for the benefit of the other parties thereto and (i) should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one or more of the parties if those statements prove to be inaccurate, (ii) have

SPECIAL DIVERSIFIED OPPORTUNITIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(in thousands, except share and per share data)

2.
RECENT DEVELOPMENTS (Continued)

been qualified by disclosures that were made to the other parties in connection with the negotiation of the agreement, which disclosures are not necessarily reflected in the Agreement, (iii) may apply standards of materiality different from those generally applicable to public disclosures to stockholders and reports and documents filed with the SEC and (iv) were made only as of the date of the Agreement or such other date or dates as may be specified in the Agreement and are subject to more recent developments. Customary covenants govern the time between the date of the Agreement and the closing regarding conduct of the Company’s business, access to information pertaining to the Company’s business, and notification of certain events. Consummation of the Contribution and Exchange is subject to the approval by the Company’s stockholders of a proposal (the “Interim Charter Amendment Proposal”) to amend the Company’s certificate of incorporation to approve the Interim Charter Amendment.
Closing of the Contribution and Exchange is expected to occur in the second quarter of 2017. The Agreement provides for certain termination rights for the Company and the SG Parties as set forth therein.
3.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CERTAIN BALANCE SHEET
INFORMATION

Business
The Company is a shell company as defined in Rule 12b-2 of the Securities Exchange Act of 1934. The Company’s board of directors has been exploring strategic alternatives to maximize shareholder value going forward including deploying the proceeds of the Asset Sale in business acquisition opportunities, merging with another company, or other actions to redeploy the Company’s capital, including, without limitation, distribution of cash to the Company’s shareholders. As discussed in Note 2 RECENT DEVELOPMENTS, the Company entered into several agreements during the fourth quarter of 2016 which, as and when consummated, will result in the Company no longer being a shell company.
Basis of Presentation
The historical financial statements presented herein include the consolidated financial statements of SDOI and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of the consolidated financial statements requires the management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the period. These estimates include those made in connection with deferred tax assets. Actual results could differ from those estimates.

SPECIAL DIVERSIFIED OPPORTUNITIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(in thousands, except share and per share data)

3.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CERTAIN BALANCE SHEET
INFORMATION (Continued)

Cash and cash equivalents
The Company considers all highly liquid investments that have maturities of three months of less when acquired to be cash equivalents. As of December 31, 2016 and 2015, cash and cash equivalents consisted of the following:
	December 31, 2016	December 31, 2015
Bank checking operating accounts	$1,784	$23,467
Money market funds	52	—
Total Cash and cash equivalents	$1,836	$23,467

Marketable Securities, Available for Sale
Marketable securities consist of securities with original maturities greater than three months, and are comprised of U.S. Treasury Bills and securities issued by U.S. government agencies. Marketable securities have been classified as current assets in the accompanying Consolidated Balance Sheet as of December 31, 2016 based upon the nature of the securities and their intended use to fund operations.
Management determines the appropriate classification of securities at the time of purchase. The Company has classified its investment portfolio as available for sale in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 320, Investments — Debt and Equity Securities. The Company’s available for sale securities are carried at fair value with unrealized gains and losses reported in other comprehensive income (loss). Realized gains and losses are determined using the specific identification method and are included in interest income (expense).
Stock-Based Compensation
The Company accounts for stock-based compensation using the fair value method, which requires that compensation costs related to employee share-based payment transactions are measured in the financial statements at fair value on the date of grant and are recognized over the vesting period of the award.
Accounting for Income Taxes
Deferred income tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits which are not expected to be realized. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that such changes are enacted.
The Company utilizes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of the implementation of authoritative guidance related to the accounting for uncertainty in income taxes, the Company recognizes in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The authoritative guidance also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The Company includes interest and penalties related to unrecognized tax benefits as a component of income tax expense. See Note 9 for further information.

SPECIAL DIVERSIFIED OPPORTUNITIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(in thousands, except share and per share data)

3.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CERTAIN BALANCE SHEET
INFORMATION (Continued)

ASU 2016-09 “Improvements to Employee Share-Based Payment Accounting” issued by FASB, allows recognition of windfall profits as a tax benefit, either as a reduction of current income tax expense or (as in the case of the Company) a deferred tax asset resulting from an increase in net operating loss carryforwards. The effective date for implementation of this change is for years beginning after December 15, 2016 with a cumulative adjustment to retained earnings as of the beginning of the year of adoption. The Company does not anticipate any adjustment to retained earnings related to the increase in net operating losses since deferred tax assets related to net operating losses are fully reserved.
Basic and Diluted Loss per Share
Basic loss per share (EPS) is computed by dividing net loss available for common stockholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS, except that the dilutive effect of converting or exercising all potentially dilutive securities is also included in the denominator. The Company’s calculation of diluted EPS includes the dilutive effect of exercising stock options into common shares and the inclusion of unvested restricted stock awards. Basic loss per share excludes potentially dilutive securities. For the years 2016, 2015 and 2014, conversion of stock options with exercise prices less than the market share price and unvested restricted shares totaling 342,500, 7,500, and 0, respectively, into common share equivalents were excluded from this calculation because they were anti-dilutive, due to the net losses recorded in the periods. For the years 2016, 2015 and 2014, certain other stock options were excluded from common share equivalents as all had exercise prices greater than the market share price at December 31, 2016, 2015 and 2014, respectively.
Listed below are the basic and diluted share calculations for the years ended December 31, 2016, 2015 and 2014:
	2016	2015	2014
Weighted average common shares outstanding	21,036,390	21,027,640	21,027,640
Shares used in computing basic and diluted net loss per share	21,036,390	21,027,640	21,027,640

Treasury Stock
Shares of common stock repurchased by the Company are recorded at cost as treasury stock in the stockholders’ equity section of the consolidated balance sheet, and as a use of cash in the financing activities section of the consolidated statement of cash flows.
Comprehensive Loss
Comprehensive loss is equal to net loss.
Statements of Cash Flows
The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.
4.
DISCONTINUED OPERATIONS

On July 12, 2013, the Company completed the sale of its Life Sciences products assets to SDIX LLC for approximately $16,000 before transaction fees.

SPECIAL DIVERSIFIED OPPORTUNITIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(in thousands, except share and per share data)

4.
DISCONTINUED OPERATIONS (Continued)

At the closing of the Asset Sale, $1,300 of the purchase price was placed in escrow to satisfy any indemnification claims that were brought by April 12, 2014. In addition, the Asset Purchase Agreement provided for an adjustment to the purchase price based upon the actual working capital, as defined, on the closing date as compared to a working capital target amount.
In May 2014, the Company, the Purchaser and OriGene reached a settlement of various claims by the parties relating to the Asset Sale. The terms of the settlement called for the release of the $1,300 in escrow to the Company, as well as the payment by the Purchaser and OriGene to the Company of an additional $250 pursuant to the working capital adjustment provisions of the Asset Purchase Agreement. The settlement also included mutual releases of these and all other claims under the Asset Purchase Agreement. This amount is included in income from discontinued operations in the Company’s 2013 consolidated statement of operations.
5.
FAIR VALUE MEASUREMENTS

The Company measures certain assets at fair value in accordance with Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The guidance in ASC 820 outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. The fair value hierarchy is broken down into three levels based on the source of inputs as follows:
•
Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets.

•
Level 2 — Valuations based on observable inputs other than Level 1 and quoted prices in active markets for similar assets.

•
Level 3 — Valuations based on inputs that are unobservable.

The Company has used Level 1 inputs to determine the fair value of its cash equivalents and marketable securities available for sale. As of December 31, 2016, cost represented fair value of the Company’s cash equivalents and marketable securities.
6.
ACCRUED EXPENSES

As of December 31, accrued expenses consisted of the following:
	2016	2015
Compensation	$74	$72
Professional fees	1,498	83
Other	179	196
Total accrued expenses	$1,751	$351

7.
SHARE-BASED COMPENSATION

Under various plans, executives, key employees and outside directors receive awards of options to purchase common stock. The Company has a stock option plan (the “2000 Plan”) which authorizes the granting of incentive and nonqualified stock options and restricted stock awards. Incentive stock options are granted at not less than 100% of fair market value at the date of grant (110% for stockholders owning more than 10% of the Company’s common stock). Nonqualified stock options are granted at not less than

SPECIAL DIVERSIFIED OPPORTUNITIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(in thousands, except share and per share data)

7.
SHARE-BASED COMPENSATION (Continued)

85% of fair market value at the date of grant. A maximum of 8,000,000 shares of common stock are issuable under the 2000 Plan. Certain additional options have been granted outside the 2000 Plan. These options generally follow the provisions of the 2000 Plan. The Company issues new shares to satisfy option exercises and the vesting of restricted stock awards.
The Company also has an Employee Stock Purchase Plan (the “ESPP”). The ESPP allows eligible full-time employees to purchase shares of common stock at 90 percent of the lower of the fair market value of a share of common stock on the first or last day of the quarter. Eligible employees are provided the opportunity to acquire Company common stock during each quarter. No more than 661,157 shares of common stock may be issued under the ESPP. Such stock may be unissued shares or treasury shares of the Company or may be outstanding shares purchased in the open market or otherwise on behalf of the ESPP. For financial reporting purposes, the Company’s ESPP is compensatory. Therefore, the Company is required to recognize compensation expense related to the discount from market value of shares sold under the ESPP. The Company issues new shares to satisfy shares purchased under the ESPP.
Share-based compensation expense recorded in 2016, 2015 and 2014 is summarized as follows:
	2016	2015	2014
Stock options	$1	$13	$5
Restricted stock awards and restricted stock units	2	11	—
Total share-based compensation expense	$3	$24	$5

The deferred income tax benefit related to share-based compensation expense for the years ended December 31, 2016, 2015 and 2014 was $0 due to the full valuation allowance recorded against deferred tax assets (see Note 9). Share-based compensation expense of  $3, $24 and $5 in 2016, 2015 and 2014, respectively, is a component of selling, general and administrative expense, and is recorded as a non-cash expense in the operating activities section of the consolidated statements of cash flows.
Information with respect to the stock options granted under the 2000 Plan and options granted separately from the 2000 Plan is summarized as follows:
	Number of Shares	Price Range	Weighted Average Remaining Contractual term	Aggregate Instrinsic Value
Balance, January 1, 2014	1,479,494	$1.25 – $4.60
Granted	23,076	$1.30 – $1.30
Cancelled / forfeited	(528,000)	$1.50 – $4.60
Balance, December 31, 2014	974,570	$1.25 – $3.74
Granted	60,000	$1.24 – $1.24
Cancelled / forfeited	(350,000)	$1.25 – $1.50
Balance, December 31, 2015	684,570	$1.24 – $3.74
Granted	—
Cancelled / forfeited	(215,671)	$1.24 – $3.74
Balance, December 31, 2016	468,899	$1.24 – $3.74	3.1 years	$—
Vested and exercisable at December 31, 2016	458,899	$1.24 – $3.74	2.9 years	$—

As of December 31, 2016, options covering 458,899 shares were exercisable with a weighted average exercise price of  $1.82 per share, and 3,799,182 shares were available for future grant under the 2000 Plan.

SPECIAL DIVERSIFIED OPPORTUNITIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(in thousands, except share and per share data)

7.
SHARE-BASED COMPENSATION (Continued)

As of December 31, 2016, unrecognized compensation expense related to outstanding non-performance based stock options was $1.
The weighted average fair value at the date of grant for non-performance based options granted during 2015 and 2014 was estimated at $0.23 and $0.40 per share, respectively, using the Black-Scholes pricing model. The weighted-average assumptions used in the Black-Scholes model were as follows: dividend yield of 0%, expected volatility of 26% in 2015 and 38% in 2014, risk-free interest rate of 1.71% in 2015 and 1.71% in 2014 and expected option life of 4.25 years in 2015 and 5.5 years in 2014. The expected option life was computed using the sum of the average vesting period and the contractual life of the option and dividing by 2, for all periods presented.
The Company issued options to acquire 350,000 shares of common stock with performance based vesting during the year ended December 31, 2013. These options were cancelled in 2015.
The following table provides additional information about the Company’s stock options outstanding at December 31, 2016:
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average		Number of Shares	Wtd. Average Exercise Price
		Remaining Contractual Life	Exercise Price
$1.24 – $1.85	297,878	2.7 Years	$1.54	287,878	$1.55
$2.00 – $2.25	155,000	4.1 Years	$2.12	155,000	$2.12
$3.69 – $3.74	16,021	1.3 Years	$3.72	16,021	$3.72
$1.24 – $3.74	468,899	3.1 Years	$1.81	458,899	$1.82
The Company grants restricted stock awards (RSA) which is the right to receive shares. The fair value of RSAs is based on the market price for the stock at the date of grant. RSAs generally vest over periods of two to five years.
The following table summarizes the changes in non-vested restricted stock awards for the three year period ended December 31, 2016:
	Shares	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Non-vested RSAs at January 1, 2014	—	$0.00
Granted	—	$0.00
Vested	—	$0.00
Cancelled / forfeited	—	$0.00
Non-vested RSAs at December 31, 2014	—	$0.00
Granted	15,000	$1.13
Vested	(7,500)	$1.13
Cancelled / forfeited	—	$0.00
Non-vested RSAs at December 31, 2015	7,500	$1.13
Granted	340,000	$1.00
Vested	(2,500)	$1.13
Cancelled / forfeited	(2,500)	$1.13
Non-vested RSAs at December 31, 2016	342,500	$1.00

SPECIAL DIVERSIFIED OPPORTUNITIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(in thousands, except share and per share data)

7.
SHARE-BASED COMPENSATION (Continued)

Of the 7,500 RSA’s that vested in 2015, 2,500 common shares were issued in December 2015 and are included in the number of common shares outstanding at December 31, 2015. Common shares for the remaining 5,000 vested RSA’s were issued in January 2016.
The Company recorded compensation expense of  $2, $11 and $0, respectively, for the years ended December 31, 2016, 2015 and 2014, for RSAs. As of December 31, 2016, there is unrecognized compensation expense of  $342 related to RSAs.
In May 2016, the Company issued to non-employee directors RSAs aggregating 340,000 shares with performance based vesting. These shares vest upon the achievement of certain corporate goals within 18 months of the grant date. No expense has been recognized for these awards at December 31, 2016. The expense will be recognized when the corporate goals are achieved.
8.
COMMITMENTS AND CONTINGENCIES

The Company leases its office facilities under operating leases. Rent expense in continuing operations for each of the years ended December 31, 2016, 2015 and 2014, was $19, $28 and $28, respectively. There are no future commitments under non-cancelable leases at December 31, 2016.
The Company is subject to various claims arising in the ordinary course of business. Although the ultimate outcome of these matters is presently not determinable, management does not believe that the outcome of these matters will have a material adverse effect on the Company’s financial position or results of operations.
9.
INCOME TAXES

The components of income (loss) from continuing operations before tax expense as of December 31 are as follows:
	2016	2015	2014
United States	$(3,031)	$(1,216)	$(1,240)
Rest of the world	—	—	—
Total	$(3,031)	$(1,216)	$(1,240)

No income tax expense (benefit) is attributable to continuing operations as of December 31, 2016, 2015 or 2014.
The following table summarizes the significant differences between the U.S. Federal statutory rate and the Company’s effective tax rate for financial statement purposes on income from continuing operations:
	2016	2015	2014
	%	%	%
Statutory tax rate	34.0	34.0	34.0
Transaction costs capitalized	(12.8)	—	—
Valuation allowance, federal	(21.2)	(34.0)	(27.1)
Valuation allowance related to discontinued operations	—	—	(6.9)
Total	0.0%	0.0%	0.0%

SPECIAL DIVERSIFIED OPPORTUNITIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(in thousands, except share and per share data)

9.
INCOME TAXES (Continued)

Significant components of the Company’s deferred tax assets as of December 31 are as follows:
	2016	2015

Net operating loss carryforwards	$9,247	$8,281
Credit carryforwards	1,297	1,297
Non-deductible reserves	163	326
Total deferred tax assets	10,707	9,904
Valuation allowance	(10,707)	(9,904)
Net deferred tax assets	$—	$—

For the year ended December 31, 2016, the Company recorded no income tax expense.
Overall, the valuation allowance for deferred tax assets increased during 2016 by $803. The valuation allowance increased by $642 related to the current year net operating loss and $161 related to the current year increase in deferred tax assets.
FASB ASC 740, Accounting for Income Taxes (“FASB ASC 740”), requires a company to evaluate its deferred tax assets on a regular basis to determine if a valuation allowance against the net deferred tax assets is required. Pursuant to FASB ASC 740, a cumulative pre-tax loss in recent years is significant negative evidence that is difficult to overcome in considering whether deferred tax assets are more likely than not realizable. The Company has evaluated the possibility of potential tax planning strategies and determined that none currently exist that the Company would conclude are prudent and feasible. The Company has concluded, based upon the evaluation of all available evidence, that it is more likely than not that the U.S. federal and state net deferred tax assets will not be realized and has recorded a full valuation allowance on its U.S. federal and state net deferred tax assets, as of December 31, 2016.
At December 31, 2016, the Company had U.S. federal net operating loss carryforwards of approximately $22,365 including those of acquired companies, which will expire as follows:
Year	Net Operating Loss (in thousands)
2022	$1,674
2024	1,876
2025	3
2026	1
2027	1
2028	3,492
2029	2,501
2030	1,281
2031	391
2033	6,625
2034	452
2035	1,802
2036	2,266
Total	$22,365

SPECIAL DIVERSIFIED OPPORTUNITIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(in thousands, except share and per share data)

9.
INCOME TAXES (Continued)

The above includes net operating losses of  $668 which, if realized, would be accounted for as additional paid in capital and excludes $1,257 related to unrecognized tax benefits.
The Company has federal research and experimentation credit carryforwards of  $1,068, net of  $119 related to unrecognized tax benefits, as of December 31, 2016, which are set to expire in years 2020 through 2032. The Company also has federal alternative minimum tax credit carryforwards of  $10 which have indefinite lives.
For the year ended December 31, 2016, the Company had no change in its unrecognized tax benefits.
The following table is a reconciliation of the gross unrecognized tax benefits during the years ended December 31:
	2016	2015	2014
Gross unrecognized tax benefits as of January 1	$628	$628	$619
Increases from positions taken in prior periods	—	—	—
Increases from positions taken in current period	—	—	9
Gross unrecognized tax benefits as of December 31	$628	$628	$628

The unrecognized tax benefits at December 31, 2016 of  $628, if recognized in a period where there was not a full valuation allowance, would affect the effective tax rate.
The Company is subject to U.S. federal income tax, as well as income taxes of multiple state jurisdictions.
The Company recognizes accrued interest expense and penalties related to uncertain tax benefits that have resulted in a refund or reduction of income taxes paid. Unrecognized tax benefits aggregating $622 would reduce already existing net operating loss and tax credit carryforwards and therefore require no accrual for interest or penalty in any of the years 2016, 2015 or 2014. The remaining unrecognized tax benefit of  $6 include de minimis interest and penalty where required.
For federal purposes, post-1997 tax years remain open to examination as a result of net operating loss carryforwards. For state purposes, the statute of limitations remains open in a similar manner for states that have generated net operating losses. The Company does not expect that the total amount of unrecognized tax benefits related to positions taken in prior periods will change significantly during the next twelve months.
10.
QUARTERLY FINANCIAL DATA (unaudited)

	Three Months Ended
	March 31	June 30	September 30	December 31
	(In thousands except per share data)
2016
Net (loss)	$(161)	$(174)	$(266)	$(2,405)
Basic and diluted net loss per share	(0.01)	(0.01)	(0.01)	(0.11)
2015
Net (loss)	$(251)	$(291)	$(268)	$(406)
Basic and diluted net (loss) per share	(0.01)	(0.01)	(0.01)	(0.02)

SPECIAL DIVERSIFIED OPPORTUNITIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(in thousands, except share and per share data)

11.
DISGORGEMENT OF SHORT SWING PROFIT

On February 29, 2016, the Company was informed by B. Riley & Co., LLC (“B. Riley”) that it had sold 3,504,172 shares of the Company’s common stock in a transaction that is matchable against B. Riley’s purchase of 742,344 shares of the Company’s common stock in December 2015. In accordance with Section 16(b) of the Securities Exchange Act of 1934 which provides that any profit realized by an insider on short-swing transactions must be disgorged to the Company, B. Riley paid the Company $133 for the disgorgement of profits in connection with these matchable transactions. This amount was credited to additional paid-in capital during the quarter ending March 31, 2016.
12.
RIGHTS PLAN

On April 27, 2016 (the “Rights Dividend Declaration Date”), the Company’s Board of Directors (the “Board of Directors”) adopted a Section 382 rights plan (the “Section 382 Rights Plan”) and declared a dividend distribution of one Right (as defined below) for each outstanding share of common stock of the Company to stockholders of record at the close of business on May 16, 2016.
The Section 382 Rights Plan is intended to act as a deterrent to any person (an “Acquiring Person”) acquiring (together with all affiliates and associates of such person) beneficial ownership of 4.99% or more of the Company’s outstanding Common Stock within the meaning of Section 382 of the Code, without the approval of the Board of Directors. Stockholders who beneficially own 4.99% or more of the Company’s outstanding Common Stock as of the Rights Dividend Declaration Date will not be deemed to be an Acquiring Person, but such person will be deemed an Acquiring Person if such person (together with all affiliates and associates of such person) becomes the beneficial owner of securities representing a percentage of the Common Stock that exceeds by 1.0% or more the lowest percentage of beneficial ownership of the Common Stock that such person had at any time since the Rights Dividend Declaration Date.
The Rights.   On the Rights Dividend Declaration Date, the Board of Directors authorized the issuance of one right (a “Right”) for each outstanding share of the Common Stock to the Company’s stockholders of record as of May 16, 2016. Subject to the terms, provisions and conditions of the Section 382 Rights Agreement, if the Rights become exercisable, each Right would initially represent the right to purchase from the Company one one-thousandth of a share of the Company’s Series B Junior Participating Preferred Stock, par value $0.01 per share, for a purchase price of  $5.00 per Right (the “Purchase Price”). If issued, each fractional share of Series B Junior Participating Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of the Common Stock. However, prior to exercise, a Right does not give its holder any rights as a stockholder of the Company, including any dividend, voting or liquidation rights.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders
Turning Point Brands, Inc.
We have audited the accompanying consolidated balance sheets of Turning Point Brands, Inc. and its subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in stockholders’ equity (deficit) for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Turning Point Brands, Inc. and its subsidiaries as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
Emphasis of Matter
As discussed in Note 2 to the consolidated financial statements, in fiscal year 2016, the Company adopted new accounting guidance that resulted in the reclassification of certain amounts on the Company’s consolidated balance sheet as of December 31, 2015. The Company adopted the provisions of Financial Accounting Standards Boards Accounting Standards Update 2015-17, Income taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. In addition, the Company adopted the provisions of Accounting Standards Update 2015-03, Interest — Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts or premiums. Our opinion is not modified with respect to these matters.
/s/ RSM US LLP
Greensboro, North Carolina
March 13, 2017

Turning Point Brands, Inc. and Subsidiaries

Consolidated Balance Sheets
December 31, 2016 and 2015
(dollars in thousands except share data)
	2016	2015
ASSETS
Current assets:
Cash	$2,865	$4,835
Accounts receivable, net of allowances of $35 in 2016 and $137 in 2015	2,181	3,940
Inventories	62,185	44,339
Other current assets	11,625	10,838
Total current assets	78,856	63,952
Property, plant and equipment, net	7,590	5,603
Deferred income taxes	6,288	—
Deferred financing costs, net	139	208
Goodwill	134,390	128,697
Other intangible assets, net	27,138	8,553
Master Settlement Agreement – escrow deposits	30,410	31,842
Other assets	209	3,608
Total assets	$285,020	$242,463
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$9,153	$4,087
Accrued liabilities	15,336	11,053
Accrued interest expense	394	4,329
First lien term loan	1,650	1,650
Revolving credit facility	15,034	18
Total current liabilities	41,567	21,137
Notes payable and long-term debt	201,541	290,772
Deferred income taxes	—	7,013
Postretirement benefits	4,407	4,666
Pension benefits	423	487
Other long-term liabilities	3,024	—
Total liabilities	250,962	324,075
Commitments and contingencies
Stockholders’ equity (deficit):
Preferred stock; $0.01 par value; authorized shares 40,000,000; issued and outstanding shares -0-	—	—
Common stock, voting, $0.01 par value; authorized shares, 190,000,000; issued and outstanding shares, 2016 18,402,022 and 2015 6,259,480	184	63
Common stock, nonvoting, $0.01 par value; authorized shares, 10,000,000; issued and outstanding shares, 2016 0 and 2015 938,857	—	9
Additional paid-in capital	104,895	12,628
Accumulated other comprehensive loss	(4,049)	(3,512)
Accumulated deficit	(66,972)	(90,800)
Total stockholders’ equity (deficit)	34,058	(81,612)
Total liabilities and stockholders’ equity (deficit)	$285,020	$242,463

The accompanying notes are an integral part of the consolidated financial statements.

Turning Point Brands, Inc. and Subsidiaries

Consolidated Statements of Operations
for the years ended December 31, 2016, 2015 and 2014
(dollars in thousands except share data)
	2016	2015	2014
Net sales	$206,228	$197,256	$200,329
Cost of sales	105,872	100,960	107,165
Gross profit	100,356	96,296	93,164
Selling, general and administrative expenses	56,771	51,785	45,108
Operating income	43,585	44,511	48,056
Interest expense and financing costs	26,621	34,284	34,311
Investment income	(768)	—	—
Loss on extinguishment of debt	2,824	—	42,780
Income (loss) before income taxes	14,908	10,227	(29,035)
Income tax expense (benefit)	(12,005)	1,078	370
Net income (loss)	$26,913	$9,149	$(29,405)
	2016	2015	2014
Basic income (loss) per common share:
Net income (loss)	$1.63	$1.27	$(4.07)
Diluted income (loss) per common share:
Net income (loss)	$1.49	$1.10	$(4.07)
Weighted average common shares outstanding:
Basic	16,470,352	7,198,081	7,223,378
Diluted	18,015,545	8,354,387	7,223,378
The accompanying notes are an integral part of the consolidated financial statements.

Turning Point Brands, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)
for the years ended December 31, 2016, 2015 and 2014
(dollars in thousands)
	2016	2015	2014
Net income (loss)	$26,913	$9,149	$(29,405)
Other comprehensive income (loss), net of tax – Pension and postretirement
Amortization of unrealized losses recorded in cost of sales	—	23	44
Amortization of unrealized losses recorded in selling, general and administrative expenses	469	502	34
Actuarial gain (loss)	(56)	51	(2,399)
Unrealized loss on investments, net of tax of $582	(950)	—	—
	(537)	576	(2,321)
Comprehensive income (loss)	$26,376	$9,725	$(31,726)

The accompanying notes are an integral part of the consolidated financial statements.

Turning Point Brands, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
for the years ended December 31, 2016, 2015 and 2014
(dollars in thousands)
	2016	2015	2014
Cash flows from operating activities:
Net income (loss)	$26,913	$9,149	$(29,405)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss on extinguishment of debt	2,824	—	42,780
Gain on sale of property, plant and equipment	—	(2)	—
Depreciation expense	1,227	1,059	933
Amortization of deferred financing costs	1,419	1,448	1,453
Amortization of original issue discount	724	1,048	1,044
Amortization of other intangible assets	58	—	—
Interest incurred but not paid on PIK Toggle Notes	3,422	8,229	6,867
Interest incurred but not paid on 7% Senior Notes	329	851	721
Interest paid on PIK Toggle Notes	(9,893)	—	—
Interest paid on third lien notes	—	—	(6,528)
Reserve of note receivable	430	—	—
Deferred income taxes	(12,719)	51	37
Stock option compensation expense	117	143	364
Restricted stock compensation expense	50	—	—
Member unit compensation expense	13	91	221
Changes in operating assets and liabilities:
Accounts receivable	2,072	(1,407)	678
Inventories	(12,513)	2,032	16,005
Other current assets	1,361	49	(379)
Prepaid pension costs	—	—	1,019
Other assets	(100)	(118)	(174)
Accounts payable	3,631	1,784	(10,117)
Accrued pension liabilities	262	163	(3,054)
Accrued postretirement liabilities	(172)	(179)	(99)
Accrued liabilities and other	(327)	39	(16,341)
Net cash provided by operating activities	9,128	24,430	6,025
Cash flows from investing activities:
Capital expenditures	(3,207)	(1,602)	(1,314)
Acquisitions	(23,625)	—	—
Proceeds from sale of property, plant and equipment	—	2	—
Issuance of note receivable	—	(430)	—
Net cash used in investing activities	(26,832)	(2,030)	(1,314)

The accompanying notes are an integral part of the consolidated financial statements.

Turning Point Brands, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (cont.)
for the years ended December 31, 2016, 2015 and 2014
(dollars in thousands)
	2016	2015	2014
Cash flows from financing activities:
Proceeds from (payments of) revolving credit facility, net	15,016	(7,335)	7,353
Prepaid equity issuance costs	—	(2,049)	—
Proceeds from term loans	—	—	246,700
Payments for secured promissory note	—	—	(12,500)
Proceeds from PIK Toggle Notes	—	—	45,000
Proceeds from rights offering notes	—	—	11,000
Payments for first lien term loan	(4,388)	(16,649)	(1,650)
Payments of second lien term loan	(20,000)	—	—
Payment of PIK Toggle Notes	(24,107)	—	—
Payments for second and third lien notes	—	—	(317,633)
Payments for financing costs	(450)	—	(8,457)
Redemption of Intrepid options	(661)	—	—
Redemption of Intrepid warrants	(5,500)	—	—
Redemption of common stock	—	—	(1,436)
Warrants exercised	4	—	—
Exercise of options	169	1	—
Redemption of options	(85)	—	—
Proceeds from issuance of stock	55,736	—	—
Net cash provided by (used in) financing activities	15,734	(26,032)	(31,623)
Net decrease in cash	(1,970)	(3,632)	(26,912)
Cash, beginning of period	4,835	8,467	35,379
Cash, end of period	$2,865	$4,835	$8,467
Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$34,553	$23,157	$38,147
Cash paid during the period for income taxes, net	$623	$1,027	$332
Supplemental schedule of noncash financing activities:
Issuance of restricted stock	$279	$—	$—
Conversion of PIK Toggle Notes to equity	$29,014	$—	$—
Conversion of 7% Senior Notes to equity	$10,074	$—	$—
Issuance of warrants for TPB stock	$—	$—	$1,689
Issuance of warrants for Intrepid units	$—	$—	$2,750
Accrued expenses incurred for prepaid equity issuance costs	$—	$1,129	$—

The accompanying notes are an integral part of the consolidated financial statements.

Turning Point Brands, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
for the years ended December 31, 2016, 2015 and 2014
(dollars in thousands)
	Common Stock, Voting	Common Stock, Non-Voting	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Beginning balance, January 1, 2014	$72	$—	$8,133	$(1,767)	$(69,872)	$(63,434)
Unrecognized pension and postretirement cost adjustment				(2,321)		(2,321)
Stock compensation expense			364			364
Member unit compensation expense			221			221
Warrants issued for TPB stock			1,689			1,689
Warrants issued for Intrepid stock			2,750			2,750
Redemption of common stock			(764)		(672)	(1,436)
Net loss					(29,405)	(29,405)
Ending balance December 31, 2014	72	—	12,393	(4,088)	(99,949)	(91,572)
Common stock voting converted to nonvoting	(9)	9				—
Unrecognized pension and postretirement cost adjustment				576		576
Stock compensation expense			143			143
Member unit compensation expense			91			91
Exercise of options			1			1
Net income					9,149	9,149
Ending balance December 31, 2015	63	9	12,628	(3,512)	(90,800)	(81,612)
Common stock non-voting converted to voting	9	(9)				—
Unrecognized pension and postretirement cost adjustment				413		413
Unrealized loss on investments, net of tax of $582				(950)		(950)
Stock compensation expense			117			117
Restricted stock compensation expense			50			50
Member unit compensation expense			13			13
Warrants exercised	4					4
Stock issued in IPO	62		53,573			53,635
Stock issued in exchange for debt	45		41,248			41,293
Restricted stock grant, net of forfeitures			259			259
Exercise of options	1		168			169
Redemption of options			(85)			(85)
Redemption of Intrepid options			(326)		(335)	(661)
Redemption of Intrepid warrants			(2,750)		(2,750)	(5,500)
Net income					26,913	26,913
Ending balance December 31, 2016	$184	$—	$104,895	$(4,049)	$(66,972)	$34,058

The accompanying notes are an integral part of the consolidated financial statements.

Turning Point Brands, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(dollars in thousands, except where designated and per share data)
1.
Organizations and Basis of Presentation:

Organizations:   Turning Point Brands, Inc. (formerly known as North Atlantic Holding Company, Inc.), (the “Company”) is a holding company which owns NATC Holding Company, Inc. (“NATC Holding”) and its subsidiaries and Turning Point Brands, LLC (“Turning Point”) and its subsidiary, Intrepid Brands, LLC (“Intrepid”). Except where the context otherwise requires, references to the Company include the Company, NATC Holding and its subsidiary, North Atlantic Trading Company, Inc. (“NATC”) and its subsidiaries, National Tobacco Company, L.P. (“NTC”), North Atlantic Operating Company, Inc. (“NAOC”), North Atlantic Cigarette Company, Inc. (“NACC”), National Tobacco Finance Corporation (“NTFC”), Smoke Free Technologies, Inc. d/b/a VaporBeast (“VaporBeast”), Fred Stoker & Sons, Inc., RBJ Sales, Inc. and Stoker, Inc. (collectively, “Stoker”) and Turning Point and its subsidiary Intrepid.
The Company is the second largest marketer of loose leaf chewing tobacco in the United States, selling its products under the Beech-Nut®, Trophy®, Havana Blossom®, Durango®, Stoker®, Our Pride®, Big Mountain®, AppalachiaTM, Springfield Standard®, and Snake River® brands. NTC manufactures and markets Stoker’s® moist snuff. NTC packages and markets for NAOC on a contract basis ZIG-ZAG® Classic American Blend™ cigarette smoking tobacco and ZIG-ZAG® cigar blend smoking products tobacco, markets ZIG-ZAG® make-your-own (“MYO”) cigar wraps, cigars, and processes, packages and markets Red Cap™ pipe tobacco. NAOC is a leading importer in the United States of premium cigarette papers and related products, which are sold under the ZIG-ZAG® brand name pursuant to an exclusive long-term distribution agreement with Bolloré, S.A. The Company markets products that do not contain tobacco leaf, including herbal products under the Primal brand, electronic cigarettes (“e-cigarettes”), vaporizers, liquid vapor products and tobacco vaporizers under the ZIG-ZAG® and V2 brands and under the VaporBeast™ brand.
Basis of Presentation:   The consolidated financial statements include the Company, as well as its wholly-owned subsidiaries. All intercompany transactions have been eliminated.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Company’s significant estimates include those affecting the valuation of goodwill and other intangible assets, assumptions used in determining pension and postretirement benefit obligations and deferred income tax valuation allowances.
Certain prior years’ amounts have been reclassified to conform to the current year’s presentation. The changes did not have an impact on the Company’s consolidated results of operations or cash flows in any of the periods presented.
2.
Summary of Significant Accounting Policies:

Revenue Recognition:   The Company recognizes revenues, net of sales incentives and sales returns, including shipping and handling charges billed to customers, upon delivery to the customer at which time there is a transfer of title and risk of loss to the customer in accordance with the Financial Accounting Standards Board “FASB” Accounting Standards Codification© (“ASC”) 605-10-S99. The Company classifies customer rebates as sales deductions in accordance with the requirements of ASC 605-50-25.
Derivative Instruments:   The Company enters into foreign currency forward contracts to hedge a portion of its exposure to changes in foreign currency exchange rates on inventory purchase commitments. The Company accounts for its forward contracts under the provisions of ASC 815, “Derivatives and Hedging.” Under the Company’s policy, as amended, the Company may hedge up to 100% of its anticipated purchases of inventory in the denominated invoice currency over a forward period not to exceed twelve months. The Company may also, from time to time, hedge up to ninety percent of its non-inventory purchases in the denominated invoice currency. Forward contracts that qualify as hedges are adjusted to their fair value through other comprehensive income as determined by market prices on the measurement date except any hedge ineffectiveness which is recognized currently in income. Gains and losses on these forward contracts are transferred from other comprehensive income into net income as the related inventories are received. Changes in fair value of any contracts that do not qualify for hedge accounting or are not designated as hedges are recognized in income currently.
Shipping Costs:   The Company records shipping costs incurred as a component of selling, general and administrative expenses. Shipping costs incurred were approximately $6.5 million, $6.4 million and $5.4 million in 2016, 2015 and 2014, respectively.
Research and Development Costs:   Research and development costs are expensed as incurred. These expenses, classified as selling, general and administrative expenses, were approximately $1.8 million, $1.4 million and $1.2 million in 2016, 2015 and 2014, respectively.
Cash and Cash Equivalents:   The Company considers any highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.
Inventories:   Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (“LIFO”) method for approximately 50% of the inventories. Leaf tobacco is presented in current assets in accordance with standard industry practice, notwithstanding the fact that such tobaccos are carried longer than one year for the purpose of curing.
Property, Plant and Equipment:   Property, Plant and Equipment are stated at cost net of impairment less accumulated depreciation. Depreciation is provided using the straight-line method over the lesser of the estimated useful lives of the assets or the life of the leases for leasehold improvements (4 to 7 years for machinery, equipment and furniture, 10 to 15 years for leasehold improvements and up to 15 years for buildings and building improvements). Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and improvements are capitalized and depreciated over their estimated useful lives. Upon disposition of fixed assets, the costs and related accumulated depreciation amounts are relieved and any resulting gain or loss is reflected in operations during the period of disposition.
Long-lived assets are reviewed for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
Goodwill and Other Intangible Assets:   The Company follows the provisions of ASC 350, Intangibles — Goodwill and Other. In accordance with ASC 350-20-35, goodwill and indefinite-lived intangible assets are reviewed for impairment annually on December 31 or more frequently if certain indicators arise. If the carrying value of goodwill exceeds its fair value, which is determined using discounted cash flows, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and the implied fair value. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, which is determined using discounted cash flows, the intangible asset is considered impaired and is reduced to fair value.
The Company had no such impairment of Goodwill and Other Intangible Assets as of December 31, 2016.
Fair Value:   GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).
The three levels of the fair value hierarchy under GAAP are described below:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets at the measurement date.
Level 2 — Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.
Retirement Plans:   The Company follows the provisions of ASC 715, Compensation — Retirement Benefits. ASC 715-30, Defined Benefit Plans —  Pensions, which requires an employer to (a) recognize in its statement of financial position the funded status of a benefit plan, measured as the difference between the fair value of plan assets and benefit obligations, (b) recognize net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost, and (c) measure defined benefit plan assets and obligations as of the date of the employer’s statement of financial position.
Deferred Financing Costs:   Deferred financing costs are amortized over the terms of the related debt obligations using the effective interest method. Unamortized amounts are expensed upon extinguishment of the related borrowings. Deferred financing costs are presented as a direct deduction from the carrying amount of that debt liability except for deferred financing costs relating to the Company’s revolving credit facility which are presented as an asset.
Other Assets:   Other assets at December 31, 2015 include approximately $3.2 million of costs incurred in connection with the Company’s initial public offering. These costs have been deferred and were recorded as an offset to the proceeds of the offering in 2016.
Income Taxes:   The Company records the effects of income taxes under the liability method in which deferred income tax assets and liabilities are recognized based on the difference between the financial and tax basis of assets and liabilities using the enacted tax rates in effect for the years in which the differences are expected to reverse. The Company assesses its ability to realize future benefits of deferred tax assets to determine if they meet the “more likely than not” criteria in ASC 740, Income Taxes. If the Company determines that future benefits do not meet the “more likely than not” criteria, a valuation allowance is recorded.
Advertising and Promotion:   Advertising and promotion costs, including point of sale materials, are expensed as incurred and amounted to $3.9 million, $2.8 million and $2.4 million for the years ending December 31, 2016, 2015 and 2014, respectively.
Stock-Based Compensation:   The Company measures stock-based compensation costs related to its stock options on the fair value based method under the provisions of ASC 718, Compensation — Stock Compensation. The fair value based method requires compensation cost for stock options to be recognized over the requisite service period based on the fair value of stock options granted. The Company determined the fair value of these awards using the Black-Scholes option pricing model.
Risks and Uncertainties:   Manufacturers and sellers of tobacco products are subject to regulation at the federal, state and local levels. Such regulations include, among others, labeling requirements, limitations on advertising, and prohibition of sales to minors. The trend in recent years has been toward increased regulation of the tobacco industry. There can be no assurance as to the ultimate content, timing or effect of any regulation of tobacco products by any federal, state or local legislative or regulatory body, nor can there be any assurance that any such legislation or regulation would not have a material adverse effect on the Company’s financial position, results of operations or cash flows.
The tobacco industry has experienced and is experiencing significant product liability litigation. Most tobacco liability lawsuits have been brought against manufacturers and sellers of cigarettes for injuries allegedly caused by smoking or by exposure to smoke. However, several lawsuits have been brought against manufacturers and sellers of smokeless products for injuries to health allegedly caused by use of smokeless products. Typically, such claims assert that use of smokeless products is addictive and causes oral cancer. There can be no assurance that the Company will not sustain losses in connection with such lawsuits and that such losses will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.
Forty-six states, certain U.S. territories and the District of Columbia are parties to the Master Settlement Agreement (“MSA”) and the Smokeless Tobacco Master Settlement Agreement (“STMSA”). To the Company’s knowledge, the signatories to the MSA include 49 cigarette manufacturers and/or distributors and the only signatory to the STMSA is US Smokeless Tobacco Company. In the Company’s opinion, the fundamental basis for each agreement is the states’ consents to withdraw all claims for monetary, equitable and injunctive relief against certain tobacco products manufacturers and others and, in return, the signatories have agreed to certain marketing restrictions and regulations as well as certain payment obligations.
Pursuant to the MSA and subsequent states’ statutes, a “cigarette manufacturer” (which is defined to also include MYO cigarette tobacco) has the option of either becoming a signatory to the MSA or opening, funding and maintaining an escrow account, with sub-accounts on behalf of each settling state. The STMSA has no similar provisions. The MSA escrow accounts are governed by states’ statutes that expressly give the manufacturers the option of opening, funding and maintaining an escrow account in lieu of becoming a signatory to the MSA. The statutes require companies, who are not signatories to the MSA, to deposit, on an annual basis, into qualified banks escrow funds based on the number of cigarettes or cigarette equivalents, i.e., the pounds of MYO tobacco, sold. The purpose of these statutes is expressly stated to be to eliminate the cost disadvantage the settling manufacturers have as a result of entering into the MSA. Such companies are entitled to direct the investment of the escrowed funds and withdraw any appreciation, but cannot withdraw the principal for twenty-five years from the year of each annual deposit, except to withdraw funds deposited pursuant to an individual state’s escrow statute to pay a final judgment to that state’s plaintiffs in the event of such a final judgment against the company. Either option —  becoming a MSA signatory or establishing an escrow account — is permissible.
The Company has chosen to open and fund an MSA escrow account as its means of compliance. It is management’s opinion, due to the possibility of future federal or state regulations, though none have to date been enacted, that entering into one or both of the settlement agreements or establishing and maintaining an escrow account would not necessarily prevent future regulations from having a material adverse effect on the results of operations, financial position and cash flows of the Company.
Various states have enacted or proposed complementary legislation intended to curb the activity of certain manufacturers and importers of cigarettes that are selling into MSA states without signing the MSA or who have failed to properly establish and fund a qualifying escrow account. To the best of the Company’s knowledge, no such statute has been enacted which could inadvertently and negatively impact the Company, which has been and is currently fully compliant with all applicable laws, regulations and statutes, but there can be no assurance that the enactment of any such complementary legislation in the future will not have a material adverse effect on the results of operations, financial position or cash flows of the Company.
Pursuant to the MSA escrow account statutes, in order to be compliant with the MSA escrow requirements, the Company is required to deposit such funds for each calendar year into a qualifying escrow account by April 15 of the following year. At December 31, 2016, the Company had on deposit approximately $31.9 million, the fair value of which was approximately $30.4 million. The Company will be depositing less than $0.1 million into this account by April 15, 2017, relating to 2016 sales. During 2016, less than $0.1 million relating to 2015 sales was deposited into this qualifying escrow account. The investment vehicles available to the Company are specified in the state escrow agreements and are limited to low-risk government securities.
Effective April 1, 2009, the federal excise tax on MYO products was increased from $1.0969 per pound to $24.78 per pound of tobacco. With this significant increase in the federal excise tax, the Company discontinued its generic category of MYO but continues to sell the Zig-Zag branded MYO.

The Company has chosen to invest a portion of the MSA escrow in U.S. Government securities including TIPS, Treasury Notes and Treasury Bonds. These investments are classified as available-for-sale and carried at fair value. Realized losses are prohibited under the MSA and thus any investment in an unrealized loss position will be held until the value is recovered or until maturity. The following shows the fair value of the MSA escrow account as of December 31, 2016:
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents	$2,786	$—	$—	$2,786
U.S. Governmental agency obligations	29,156	19	(1,551)	27,624
	$31,942	$19	$(1,551)	$30,410

As of December 31, 2015, the MSA escrow was entirely invested in cash and cash equivalents. Fair value for the U.S. Governmental agency obligations are Level 2. All investments have been in an unrealized loss position for less than 12 months. The following shows the maturities of the U.S. Governmental agency obligations:
Less than five years	$9,113
Six to ten years	16,141
Greater than ten years	3,902
Total U.S. Governmental agency obligations	$29,156

The following shows the amount of deposits by sales year for the MSA escrow account:
	Deposits
Sales Year	December 31, 2016	December 31, 2015
1999	$211	$211
2000	1,017	1,017
2001	1,673	1,673
2002	2,271	2,271
2003	4,249	4,249
2004	3,715	3,715
2005	4,552	4,552
2006	3,847	3,847
2007	4,167	4,167
2008	3,364	3,364
2009	1,626	1,626
2010	406	406
2011	193	193
2012	199	198
2013	173	173
2014	142	142
2015	100	38
2016	37	—
Total	$31,942	$31,842

Tobacco products, cigarette papers and cigarette tubes are subject to federal excise taxes. The following table outlines the federal excise tax rate by product category effective as of April 1, 2009:
Product Category	Cigarette and Tobacco Rates effective April 1, 2009
Cigarettes	$1.0066 per pack
Large Cigars	52.75% of manufacturer’s price; cap of $0.4026 per cigar
Little Cigars	$1.0066 per pack
Pipe Tobacco (including Shisha)	$2.8311 per pound
Chewing Tobacco	$0.5033 per pound
Snuff	$1.51 per pound
RYO/MYO and Cigar Wrappers	$24.78 per pound
Cigarette Papers	$0.0315 per 50 papers
Cigarette Tubes	$0.063 per 50 tubes
Any future enactment of increases in federal excise taxes on the Company’s products could have a material adverse effect on the results of operations or financial condition of the Company. The Company is unable to predict the likelihood of passage of future increases in federal excise taxes. As of December 31, 2016, federal excise taxes are not assessed on e-cigarettes and related products.
As of December 31, 2016, Louisiana, Minnesota, North Carolina, Pennsylvania, West Virginia and the District of Columbia have an excise tax on electronic cigarettes. In addition, there are several taxing jurisdictions with an excise tax on electronic cigarettes. Several states have also implemented additional measures on electronic cigarettes, such as licensing and age restrictions.
Food and Drug Administration (“FDA”):   On June 22, 2009, the Family Smoking Prevention and Tobacco Control Act (the “Tobacco Control Act”) authorized the FDA to immediately regulate the manufacture, sale and marketing of four categories of tobacco products — cigarettes, cigarette tobacco, roll-your-own (“RYO”) tobacco and smokeless tobacco. On August 8, 2016, the FDA deeming regulation became effective. The deeming regulation gave the FDA the authority to additionally regulate all other tobacco products including cigars, pipe tobacco, e-cigarettes, vaporizers and e-liquids. All of our tobacco products sold in the U.S. are now regulated by the FDA.
The FDA assesses tobacco product user fees on six classes of regulated tobacco products and computes user fees using a methodology similar to the methodology used by the U.S. Department of Agriculture to compute the Tobacco Transition Payment Program (“TTPP”), also known as the “Tobacco Buyout”) assessment. First, the total annual congressionally established user fee assessment is allocated among the six classes of tobacco products using the federal excise tax weighted market share of tobacco products subject to regulation. Then, the assessment for each class of tobacco products is divided among individual manufacturers and importers. Prior to October 1, 2016, these FDA user fees applied only to those products then regulated by the FDA. Cigars and pipe tobacco are now included and represent two of the six classes. While five of the six classes calculate market share percentage based upon the prior quarter, the calculation for cigars is based upon market share percentage based upon the prior fiscal year. Products that do not contain tobacco, but are intended for use with tobacco or tobacco derived nicotine, are not currently subject to user fees, but they may be subject to such fees in the future. We cannot accurately predict the magnitude of user fees in the future, which could become significant.
Consumer Product Safety Commission (“CPSC”):   On July 26, 2016, the CPSC began requiring that e-liquid containers be packaged in child-resistant packaging, as outlined in the Poison Prevention Packaging Act. We are not able to predict whether additional packaging requirements will be necessary for our e-liquid products in the future.
Concentration of Credit Risk:   At December 31, 2016 and 2015, the Company had bank deposits, including MSA escrow accounts, in excess of federally insured limits of approximately $5.2 million and $37.1 million, respectively. During 2016, the Company has chosen to invest a portion of the MSA escrow accounts into U.S. Government securities including TIPS, Treasury Notes and Treasury Bonds.
The Company sells its products to distributors and retail establishments throughout the United States and also has limited sales of ZIG-ZAG® premium cigarette papers in Canada. The Company had no customers that accounted for more than 10% of gross sales for 2016 and 2015. The Company had one customer that accounted for 10.9% of gross sales for 2014. The Company performs periodic credit evaluations of its customers and generally does not require collateral on trade receivables. Historically, the Company has not experienced significant credit losses.
Accounts Receivable:   Accounts receivable are recognized at their net realizable value. All accounts receivable are trade related and are recorded at the invoiced amount and do not bear interest. The Company maintains allowances for doubtful accounts receivable for estimated uncollectible invoices resulting from the customer’s inability to pay (bankruptcy, out of business, etc., i.e. “bad debt” which results in write-offs). The activity of allowance for doubtful accounts during 2016 and 2015 is as follows:
	2016	2015
Balance at beginning of period	$137	$137
Increase from acquisition	15	—
Deductions of allowance account	(117)	—
Balance at end of period	$35	$137

Recent Accounting Pronouncements Adopted:
The Company adopted Accounting Standards Update (“ASU”) 2015-03, Interest — Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Cost in 2016. This ASU requires that debt issuance costs related to a recognized debt liability be presented as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. Based on the requirements of this ASU, the Company has retrospectively applied ASU 2015-03 to the December 31, 2015 Consolidated Balance Sheet, which has resulted in $6.3 million being reclassified to direct deduction of the carrying amount of the debt.
The Company adopted ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes in 2016. This ASU requires that deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. The Company has retrospectively applied ASU 2015-17 to the December 31, 2015 Consolidated Balance Sheet, which has resulted in $0.4 million of deferred tax liabilities being reclassified to a noncurrent deferred tax liability.
The Company adopted ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting in 2016. This ASU simplifies several aspects related to the accounting for share-based payment transactions, including the accounting for income taxes, statutory tax withholding requirements and classifications on the statement of cash flows. This ASU results in excess tax benefits and deficiencies from share-based payment awards to be recognized as income tax expense or benefit in the statement of income. The adoption of this ASU increased income tax benefit by $0.3 million on the 2016 Consolidated Statement of Operations.
Recent Accounting Pronouncements:
In May 2014, the FASB issued ASU, ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), which delayed the effective date of ASU 2014-09 by one year. ASU 2014-09 is now effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting year. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company has not yet selected a transition method and has not determined the impact that the updated standard will have on the consolidated financial statements.
In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The amendments in this ASU require entities that measure inventory using the first-in, first-out or average cost methods to measure inventory at the lower of cost and net realizable value. Net realizable value is defined as estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation. ASU 2015-11 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016 on a prospective basis. The Company does not believe that adoption of this guidance will have a significant impact on its financial position or results of operations.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes Topic 840, Leases. ASU 2016-02 requires a lessee to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less for which there is not an option to purchase the underlying asset that the lessee is reasonably certain to exercise, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities and should recognize lease expense for such leases generally on a straight-line basis over the lease term. Certain qualitative disclosures along with specific quantitative disclosures will be required, so that users are able to understand more about the nature of an entity’s leasing activities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. At transition, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach, which includes a number of optional practical expedients related to the identification and classification of leases that commenced before the effective date of ASU 2016-02. An entity that elects to use the practical expedients will, in effect, continue to account for leases that commenced before the effective date in accordance with previous GAAP unless the lease is modified, except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases at each reporting date based on the present value of the remaining minimum rental payments that were tracked and disclosed under previous GAAP. The Company is currently evaluating the effect the adoption of this standard will have on its financial statements.
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU 2016-18 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017 on a retrospective basis. The Company is currently evaluating the effect the adoption of this standard will have on its financial statements.
Subsequent Events:   The Company’s management has evaluated events and transactions that occurred from January 1, 2017 through March 13, 2017, the date these consolidated financial statements were issued, for subsequent events requiring recognition or disclosure in the financial statements.
3.
Initial Public Offering (“IPO”):

In April of 2016, the Company increased the total authorized shares of preferred and voting and non-voting common stock and effected a 10.43174381 for 1 stock split of the voting and non-voting common stock. As a result of the stock split, all previously reported share amounts (including options and warrants) in the accompanying financial statements and related notes have been retrospectively restated to reflect the stock split.
In May of 2016, the Company sold 6,210,000 shares of voting common stock in the Company’s IPO (including shares sold pursuant to the underwriters’ option to purchase 810,000 shares to cover over-allotments) at a price of  $10.00 per share. The gross proceeds totaled $62.1 million. The IPO proceeds were used as follows: 1) $3.9 million for the payment of expenses in connection with the IPO; 2) $3.3 million to purchase and retire Intrepid Warrants (See Note 17, for definition and information); 3) $34.0 million to redeem and retire PIK Toggle Notes (See Note 12, for definition and information); 4) $20.2 million to redeem and retire $20.0 million in principal amount of Second Lien Term Notes and pay $0.2 million as a 1% prepayment penalty (See Note 12, for definition and information); 5) $0.7 million to purchase and retire all outstanding options to buy Intrepid Common Units which include $22 of payroll taxes (See Note 17, for definition and information); and 6) increased cash of  $83.
In addition, in connection with the IPO the Company also: 1) issued 1,289,819 shares of voting common stock in exchange for all of the outstanding 7% Senior Notes (See Note 12); 2) issued 3,168,438 shares of voting common stock in exchange for all of the remaining outstanding PIK Toggle Notes not repurchased for cash as described above (See Note 12); and 3) paid $2.3 million to retire all the remaining Intrepid Warrants (for a total expenditure of  $5.5 million to retire all the Intrepid Warrants).
As a result of the transactions summarized above, the Company has fully repurchased and retired the PIK Toggle Notes and 7% Senior Notes (See Note 12) and fully repurchased and retired all outstanding Intrepid Warrants and options to buy Intrepid Common Units.
The Company had the following voting and non-voting shares of common stock outstanding after the transactions summarized above:
Voting shares outstanding before transactions	6,259,480
Shares issued in the Initial Public Offering	6,210,000
Shares issued for 7% Senior Notes	1,289,819
Shares issued for PIK Toggle Notes	3,168,438
Voting shares outstanding after transactions	16,927,737
Non-Voting shares outstanding before and after transactions	938,857

In June 2016, the Board of Directors of the Company approved the conversion of 938,857 shares of non-voting common stock to shares of voting common stock. In August 2016, Standard General exercised their warrants for shares of the Company’s common stock. The Company had the following voting shares of common stock outstanding at December 31, 2016:
Voting shares outstanding after transactions above	16,927,737
Non-voting shares converted to voting shares	938,857
Voting shares issued as restricted stock, net of forfeitures	25,944
Voting shares issued from exercise of stock options	66,926
Voting shares issued from exercise of warrants	442,558
Voting shares outstanding at December 31, 2016	18,402,022

4.
Acquisitions:

On November 18, 2016, the Company purchased five chewing tobacco brands from Wind River Tobacco Company (“Wind River”) for $2.5 million. The Company paid $0.6 million at closing with the remaining $1.9 million payable quarterly over the next three years. The transaction was accounted for as an asset purchase with the fair value of the purchase price of  $2.4 million assigned to trade names which have an indefinite life.
On November 30, 2016 the Company acquired the outstanding stock of VaporBeast for total consideration of  $27.0 million subject to a working capital adjustment estimated to be $0.3 million, due from the sellers. The purchase price was satisfied through $4.0 million in cash at closing, $19.0 million in short-term notes paid in December 2016, plus $4.0 million in payments deferred for eighteen months.
The Company has not completed the accounting for the acquisition of VaporBeast. The purchase price and the excess of the acquisition price over the estimated fair value of net assets acquired reflected below are based upon management’s preliminary estimates of the fair value of the tangible and intangible assets acquired.

The following represents the preliminary purchase price and the preliminary goodwill based on the excess of the acquisition price over the estimated fair value of the tangible and intangible assets acquired.
Purchase price:
Total purchase price	$27,000
Adjustments to purchase price:
Estimated working capital	(313)
Fair value of holdback	(128)
Adjusted purchase price	$26,559
Assets acquired: Working capital	$4,587
Property and equipment	7
Other intangible assets	16,272
Net assets acquired	$20,866
Goodwill	$5,693

The goodwill of  $5.7 million consists of the synergies and scale expected from combining the operations. The goodwill is currently deductible for tax purposes.
The following table presents financial information regarding VaporBeast operations included in our Consolidated Statement of Operations from the date of acquisition through December 31, 2016 under the column “Actual from Acquisition Date through December 31, 2016”. In addition, the following table presents unaudited pro forma information as if the acquisition of VaporBeast had occurred on January 1, 2015 under the “Pro Forma” columns. The table below has been prepared for comparative purposes only and is not necessarily indicative of the actual results that would have been attained had the acquisition occurred as of the beginning of the periods presented, nor is it indicative of future results. Furthermore, the unaudited proforma information does not reflect management’s estimate of any revenue-enhancing opportunities nor anticipated cost savings as a result of the integration and consolidation of the acquisition. Amortization of fair value, interest on debt and income tax adjustments are included in the numbers below.
	Actual from Acquisition Date Through December 31, 2016	Pro Forma December 31,
		2016	2015
Net sales	$4,301	$256,032	$236,216
Income before income taxes	$421	$18,831	$14,285
Net income	$397	$26,559	$12,904
Basic earnings per common share:
Net income		$1.61	$1.79
Diluted earnings per common share:
Net income		$1.47	$1.54
Weighted average common shares outstanding:
Basic – inclusive of voting and non-voting shares		16,470,352	7,198,081
Diluted – inclusive of voting and non-voting shares		18,015,545	8,354,387
5.
Foreign Exchange Contracts:

The Company’s policy is to manage the risks associated with foreign exchange rate movements. The policy allows hedging up to 100% of its anticipated purchases of inventory over a forward period that will not exceed 12 rolling and consecutive months. The Company may, from time to time, hedge currency for non-inventory purchases, e.g., production equipment, not to exceed 90% of the purchase price. During

2016, the Company entered into various forward contracts, none of which met hedge accounting, for the purchase of  €5.6 million with maturity dates from January 26, 2017 to July 17, 2017. During 2015, the Company entered into various forward contracts, none of which met hedge accounting, for the purchase of €11.5 million with maturity dates from May 13, 2015 to July 11, 2016. As of December 31, 2016, the Company had contracts for the purchase of  €4.9 million (see Note 6).
6.
Fair Value of Financial Instruments:

The estimated fair value amounts have been determined by the Company using the methods and assumptions described below. However, considerable judgment is required to interpret market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Cash and Cash Equivalents:   Cash and cash equivalents are by definition short-term and the carrying amount is a reasonable estimate of fair value.
Accounts Receivable:   The fair value of accounts receivable approximates their carrying value due to their short-term nature.
Revolving Credit Facility:   The fair value of the revolving credit facility approximates its carrying value as it was paid off in February 2017.
Long-Term Debt:   The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.
As of December 31, 2016, there were no outstanding balances on the PIK Toggle Notes or the 7% Senior Notes. As of December 31, 2015, the fair value of the PIK Toggle Notes approximates its face amount of  $60.1 million. As of December 31, 2015, the fair value of the 7% Senior Notes approximates their face amounts of  $12.6 million.
As of December 31, 2016, the fair values of the First Lien Term Loan and the Second Lien Term Loan approximate their face amounts of  $146.5 million and $60.0 million, respectively as they were paid off in February 2017 at face amounts. As of December 31, 2015, the fair values of the First Lien Term Loan and the Second Lien Term Loan approximate their face amounts of  $151.7 million and $80.0 million, respectively.
Foreign Exchange:   The Company had forward contracts as of December 31, 2016 for the purchase of €4.9 million. At December 31, 2015, the Company had forward contracts for the purchase of  €5.1 million. The fair value of the foreign exchange contracts was based upon the quoted market price that resulted in an insignificant liability as of December 31, 2016 and an insignificant asset as of December 31, 2015.
7.
Inventories:

The components of inventories at December 31 are as follows:
	2016	2015
Raw materials and work in process	$2,596	$1,940
Leaf tobacco	27,391	20,839
Finished goods – smokeless products	4,789	3,615
Finished goods – smoking products	18,384	14,077
Finished goods – electronic / vaporizer products	11,993	5,939
Other	1,232	1,237
	66,385	47,647
LIFO reserve	(4,200)	(3,308)
	$62,185	$44,339

During 2014, certain inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2014 purchases, the effect of which decreased cost of goods sold and decreased net loss by approximately $0.9 million.
The following represents the inventory valuation allowance roll-forward, for the years ended December 31:
	2016	2015
Balance at beginning of period	$(305)	$(1,560)
Increase due to acquisition	(256)	—
Charged to cost and expense	(566)	(156)
Deductions for inventory disposed	527	1,411
Balance at end of period	$(600)	$(305)

8.
Property, Plant and Equipment:

Property, plant and equipment at December 31 consists of:
	2016	2015
Land	$22	$—
Building and improvements	1,899	—
Leasehold improvements	1,666	2,196
Machinery and equipment	10,532	8,997
Furniture and fixtures	3,409	3,121
	17,528	14,314
Accumulated depreciation	(9,938)	(8,711)
	$7,590	$5,603

9.
Goodwill and Other Intangible Assets:

The following table summarizes goodwill by segment:
	Smokeless	Smoking	New Gen	Total
Balance as of January 1, 2015	$32,590	$96,107	$—	$128,697
Acquisitions	—	—	—	—
Balance as of December 31, 2015	$32,590	$96,107	$—	$128,697
Acquisitions	—	—	5,693	5,693
Balance as of December 31, 2016	$32,590	$96,107	$5,693	$134,390

The following table summarizes information about the Company’s allocation of other intangible assets. Other intangibles, of which the indefinite life intangible assets relate to the purchase of Stoker, Wind River and VaporBeast and the amortizing intangible assets relate to the purchase of VaporBeast, consist of:
	As of December 31,
	2016		2015
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Unamortized indefinite life intangible assets:
Trade names	$21,657		$8,500
Formulas	53		53
Total	$21,710		$8,553
Amortized intangible assets:
Customer relationships (useful life of 8 years)	$5,386	$55	$—	$—
Non-compete agreements (useful life of 3.5 years)	100	3	—	—
Total	$5,486	$58	$—	$—

10.
Deferred Financing Costs:

Deferred financing costs relating to the revolving credit facility at December 31 consist of:
	2016	2015
Deferred financing costs, net of accumulated amortization of $202 and $134, respectively	$139	$208

11.
Accrued Liabilities:

Accrued liabilities at December 31 consist of:
	2016	2015
Accrued payroll and related items	$5,331	$3,659
Customer returns and allowances	2,818	2,015
Other	7,187	5,379
	$15,336	$11,053

12.
Notes Payable and Long-Term Debt:

Notes payable and long-term debt at December 31 consists of the following in order of preference:
	2016	2015
First Lien Term Loan	$146,451	$150,555
Second Lien Term Loan	59,128	78,882
Note payable – VaporBeast	2,000	—
PIK Toggle Note	—	58,882
7% Senior Notes	—	10,360
Total Notes Payable and Long-Term Debt	207,579	298,679
Less deferred finance charges	(4,388)	(6,257)
Less current maturities	(1,650)	(1,650)
	$201,541	$290,772

Long-term Debt
On January 13, 2014, NATC entered into (i) a $170 million First Lien Term Loan Credit Agreement among NATC, the Company, NATC Holding and Wells Fargo Bank, National Association, as administrative agent (the “First Lien Credit Agreement”), (ii) a $80 million Second Lien Term Loan Credit Agreement among NATC, the Company, NATC Holding and Wells Fargo Bank, National Association, as administrative agent (the “Second Lien Credit Agreement”), and (iii) a $40 million ABL Credit Agreement among NATC, NATC Holding and Wells Fargo Bank, National Association, as ABL Agent (the “Revolving Credit Facility”). As a result of this refinancing NATC recorded $42.8 million as a loss on extinguishment of debt on its consolidated statement of operations for 2014. In February 2017 we refinanced our Credit Facility (see note 23).
First Lien Credit Agreement
All of NATC’s subsidiaries, as well as the Company and NATC Holding, are guarantors under the First Lien Credit Agreement. Turning Point and its subsidiary are not guarantors of the First Lien Credit Agreement. The First Lien Credit Agreement is secured by a first priority lien on substantially all of the assets of the borrowers and the guarantors thereunder, including a pledge of the capital stock of NATC and its subsidiaries held by NATC Holding, NATC or any guarantor, other than certain excluded assets (the “Collateral”). The loans designated as London Interbank Offered Rate (“LIBOR”) loans bear interest at LIBOR then in effect (but not less than 1.25%) plus 6.50% and the loans designated as base rate loans bear interest at the (i) highest of  (A) the Prime Rate, (B) the Federal Funds Rate plus 0.50%, (C) LIBOR for an interest period of one month plus 1.00% and (D) 2.25% per year plus (ii) 5.50%. The weighted average interest rate at December 31, 2016 was 9.25%. The First Lien Credit Agreement matures in January 2020.
The First Lien Credit Agreement contains customary representations and warranties, events of default, affirmative covenants and negative covenants, which impose restrictions on, among other things, the ability of NATC and its subsidiaries to make investments, pay dividends, sell assets, and incur debt and additional liens. In addition, the First Lien Credit Agreement requires NATC to maintain a total leverage ratio as follows:
Period	Maximum Ratio
Closing Date through March 31, 2015	6.50 to 1.00
April 1, 2015 through September 30, 2016	6.25 to 1.00
October 1, 2016 through September 30, 2017	6.00 to 1.00
October 1, 2017 through September 30, 2018	5.75 to 1.00
October 1, 2018 and thereafter	5.50 to 1.00
NATC is required to make prepayments under the First Lien Credit Agreement upon the occurrence of certain events, including sales of certain assets, casualty events and the incurrence of additional indebtedness, subject to certain exceptions and reinvestment rights. NATC made voluntary prepayments of $15 million during 2015.
Second Lien Credit Agreement
The Second Lien Credit Agreement has the benefit of a second priority security interest in the Collateral and is guaranteed by the same entities as the First Lien Credit Agreement. The Second Lien Credit Agreement contains substantially similar representations and warranties, events of default and covenants as the First Lien Credit Agreement; provided, however, that the total leverage ratio required to be maintained by NATC under the Second Lien Credit Agreement is as follows:
Period	Maximum Ratio
Closing Date through March 31, 2015	6.75 to 1.00
April 1, 2015 through September 30, 2016	6.50 to 1.00
October 1, 2016 through September 30, 2017	6.25 to 1.00
October 1, 2017 through September 30, 2018	6.00 to 1.00
October 1, 2018 and thereafter	5.75 to 1.00

Under the Second Lien Credit Agreement the loans designated as LIBOR loans bear interest at LIBOR then in effect (but not less than 1.25%) plus 10.25% and the loans designated as base rate loans bear interest at (i) the highest of  (A) the Prime Rate, (B) the Federal Funds Rate plus 0.50%, (C) LIBOR for an interest period of one month plus 1.00% and (D) 2.25% per year plus (ii) 9.25%. The weighted average interest rate at December 31, 2016 was 11.5%. The Second Lien Credit Agreement matures in July 2020. In connection with the Company’s IPO in May of 2016, the Company prepaid $20 million of the borrowings under the Second Lien Credit Agreement (see Note 3).
Revolving Credit Facility
The Revolving Credit Facility provides for aggregate commitments of up to $40 million, subject to a borrowing base, which is calculated as the sum of  (i) 85% of eligible accounts receivable, plus (ii) the lesser of  (A) the product of 70% multiplied by the value of eligible inventory and (B) the product of 85% multiplied by the net recovery percentage identified in the most recent inventory appraisal multiplied by the value of eligible inventory, plus (iii) the lesser of  (A) the product of 75% multiplied by the value of eligible inventory and (B) the product of 85% multiplied by the net recovery percentage identified in the most recent inventory appraisal multiplied by the value of the eligible finished goods inventory, minus (iv) the aggregate amount of reserves established by the administrative agent.
The interest rates per annum applicable to loans under the Revolving Credit Facility are, at the option of NATC, equal to the applicable Base Rate or LIBOR plus the applicable Interest Margin, as defined below:
Pricing Level	Average Excess Availability	Applicable Margin for Base Rate Loans (the “Base Rate Margin”)	Applicable Margin for LIBOR Rate Loans (the “LIBOR Rate Margin”)
I	> $30,000,000	1.25%	2.25%
II	< $30,000,000 but > $15,000,000	1.50%	2.50%
III	< $15,000,000	1.75%	2.75%
The Revolving Credit Facility matures in January 2019 and the outstanding balance at December 31, 2016 was $15.0 million and we have the ability to borrow an additional $17.4 million. The weighted average interest rate on December 31, 2016 was 5.25%.
Note Payable — VaporBeast
On November 30, 2016, the Company issued a note payable to VaporBeast’s shareholders (“VaporBeast Note”). The VaporBeast Note is $2.0 million principal with 6% interest compounded monthly and matures on May 30, 2018.
The VaporBeast Note may be prepaid at any time without penalty and is subject to a late payment penalty of 5% and a default rate of 13% per annum. The VaporBeast Note is subject to customary defaults, including defaults for nonpayment, nonperformance, any material breach under the purchase agreement and bankruptcy or insolvency.
Credit Line with Standard General
On December 8, 2015, we entered into an agreement with Standard General for a $50.0 million line of credit for the financing of acquisitions that are approved by Standard General L.P. in its sole discretion. Borrowings under the line of credit were at a floating rate equal to LIBOR plus a margin of 6.5% with a LIBOR floor of 1.0%. Turning Point Brands, Inc. is the borrower under the facility and none of TPB’s subsidiaries guarantee the facility. There were no borrowings under the line of credit and the line of credit expired on December 8, 2016.
PIK Toggle Notes
On January 13, 2014, the Company issued PIK Toggle Notes (“PIK Toggle Notes”) to Standard General Master Fund, L.P. (“Standard General”) with a principal amount of  $45 million and warrants to purchase 42,424 of the Company’s common stock at $.01 per share, as adjusted for stock splits and other events specified in the agreement. After adjustment for the stock split effected in connection with the IPO of 10.43174381 to 1, the warrants were adjusted to provide for the purchase of 442,558 of the Company’s common stock. Due to the issuance of the warrants, the PIK Toggle Notes had an original issue discount of $1.7 million and were initially valued at $43.3 million. The PIK Toggle Notes were scheduled to mature and the warrants to expire on January 13, 2021.
The PIK Toggle Notes accrued interest based on the LIBOR Rate then in effect (but not less than 1.25%) plus 13.75%. Interest was payable on the last day of each quarter and upon maturity. The Company had the flexibility to pay interest in kind through an increase in the principal amount at the same interest rate as the PIK Toggle Notes. The Company chose to increase the PIK Toggle Notes for all interest for the first three months of 2016.
The PIK Toggle Notes contained covenants which limited the ability of the Company to enter into transactions with affiliates and make dividends or other distributions or repurchase capital stock. The PIK Toggle Notes were unsecured and did not limit the Company’s ability to incur additional debt or liens.
In connection with the IPO, in May of 2016, the Company redeemed and retired all of the outstanding PIK Toggle Notes in exchange for a combination of cash and shares of the Company’s voting common stock (see Note 3). As a result of this transaction the Company incurred a loss on extinguishment of debt of  $2.8 million.
7% Senior Notes
In January of 2014, the Company issued 7% Senior Notes to various stockholders with a principal amount of  $11 million and warrants to purchase 11,000,000 units of membership interests in Intrepid, which represented 40% of the Intrepid Common Units outstanding on a fully diluted basis, at a purchase price of  $1.00 per unit. Due to the issuance of the Intrepid warrants, the 7% Senior Notes had an original issue discount of  $2.8 million and were initially valued at $8.2 million. The 7% Senior Notes were scheduled to mature and the warrants to expire on December 31, 2023.
The 7% Senior Notes accrued interest at a fixed rate of 7% per annum. Interest was payable on the last business day of June and December in each year and provided that the Company was permitted to elect to pay all or a portion of the interest in kind. The Company made such election for all of 2015 and 2014.
The 7% Senior Notes were general unsecured obligations of the Company and ranked equally with the Company’s other unsecured and unsubordinated debt from time to time outstanding. Redemptions of the 7% Senior Notes could be made by the Company at any time without penalty or premium.
In connection with the IPO, in May of 2016, the Company redeemed and retired all of the outstanding 7% Senior Notes in exchange for shares of the Company’s voting common stock (see Note 3).
Restricted / Non-Restricted Condensed Consolidating Financial Statements
The payment of principal and interest on the First Lien Term Loan, Second Lien Term Loan and Revolving Credit Facility are guaranteed by or obligations of NATC and its subsidiaries (“Issuer/Restricted”). Turning Point and its subsidiary (“Non-Restricted”) are not guarantors of the First Lien Term Loan, Second Lien Term Loan and Revolving Credit Facility. The separate financial statements of the Issuer/Restricted are not included herein because the Issuer/Restricted are the Company’s wholly-owned consolidated subsidiaries and are jointly, severally, fully and unconditionally liable for the obligations represented by the First Lien Term Loan, Second Lien Term Loan and Revolving Credit Facility. The Company believes that the consolidating financial information for the Issuer/Restricted and the Non-Restricted provide information that is more meaningful in understanding the financial position of the Issuer/Restricted than separate financial statements of the Issuer/Restricted.
The following consolidating financial information presents consolidating financial data for the Issuer/Restricted, Non-Restricted and an elimination column for adjustments to arrive at the information for the Company on a consolidated basis as of December 31, 2016 and 2015. The principal elimination entries set forth below eliminate investments in subsidiaries and intercompany balances and transactions.

Turning Point Brands, Inc. and Subsidiaries
Consolidating Balance Sheet
December 31, 2016
(in thousands)
	Issuer/ Restricted	Non- Restricted	Eliminations	Consolidated
ASSETS
Current assets:
Cash	$2,710	$155	$—	$2,865
Accounts receivable	2,091	90	—	2,181
Inventories	54,830	7,355	—	62,185
Other current assets	8,874	2,751	—	11,625
Total current assets	68,505	10,351	—	78,856
Property, plant and equipment, net	7,365	225	—	7,590
Deferred income taxes	6,288	—	—	6,288
Deferred financing costs, net	139	—	—	139
Goodwill	134,390	—	—	134,390
Investment in subsidiaries	50,537	—	(50,537)	—
Other intangible assets, net	27,138	—	—	27,138
Master Settlement Agreement - escrow deposits	30,410	—	—	30,410
Other assets	209	—	—	209
Total assets	$324,981	$10,576	$(50,537)	$285,020
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$8,961	$192	$—	$9,153
Accrued liabilities	14,336	1,000	—	15,336
Accrued interest expense	394	—	—	394
First lien term loan	1,650	—	—	1,650
Revolving credit facility	15,034	—	—	15,034
Total current liabilities	40,375	1,192	—	41,567
Notes payable and long-term debt	201,541	—	—	201,541
Postretirement benefits	4,407	—	—	4,407
Pension benefits	423	—	—	423
Other long-term liabilities	3,024	—	—	3,024
Total Liabilities	249,770	1,192	—	250,962
Stockholders’ equity (deficit):
Common stock, voting	184	—	—	184
Additional paid-in capital	168,990	10,900	(74,995)	104,895
Advance to TPB	2,224	(2,224)	—	—
Accumulated other comprehensive loss	(4,049)	—	—	(4,049)
Retained earnings (accumulated deficit)	(92,138)	708	24,458	(66,972)
Total stockholders’ equity (deficit)	75,211	9,384	(50,537)	34,058
Total liabilities and stockholders’ equity (deficit)	$324,981	$10,576	$(50,537)	$285,020

Turning Point Brands, Inc. and Subsidiaries
Consolidating Statement of Operations
for the year ended December 31, 2016
(in thousands)
	Issuer/ Restricted	Non- Restricted	Consolidated
Net sales	$193,219	$13,009	$206,228
Cost of sales	95,885	9,987	105,872
Gross profit	97,334	3,022	100,356
Selling, general and administrative expenses	52,818	3,953	56,771
Operating income (loss)	44,516	(931)	43,585
Interest expense and financing costs	26,564	57	26,621
Investment income	(768)	—	(768)
Loss on extinguishment of debt	2,824	—	2,824
Income (loss) before income taxes	15,896	(988)	14,908
Income tax benefit	(12,005)	—	(12,005)
Net income (loss)	$27,901	$(988)	$26,913

Turning Point Brands, Inc. and Subsidiaries
Consolidating Statement of Cash Flows
for the year ended December 31, 2016
(in thousands)
	Issuer/ Restricted	Non- Restricted	Consolidated
Cash flows from operating activities:
Net income (loss)	$27,901	$(988)	$26,913
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss on extinguishment of debt	2,824	—	2,824
Depreciation expense	1,227	—	1,227
Amortization of deferred financing costs	1,419	—	1,419
Amortization of original issue discount	724	—	724
Amortization of other intangible assets	58	—	58
Interest incurred but not paid on PIK Toggle Notes	3,422	—	3,422
Interest incurred but not paid on 7% Senior Notes	329	—	329
Interest paid on PIK Toggle Notes	(9,893)	—	(9,893)
Reserve of note receivable	—	430	430
Deferred income taxes	(12,719)	—	(12,719)
Stock option compensation expense	117	—	117
Restricted stock compensation expense	50	—	50
Member unit compensation expense	—	13	13
Changes in operating assets and liabilities:
Accounts receivable	2,050	22	2,072
Inventories	(11,432)	(1,081)	(12,513)
Other current assets	(1,136)	2,497	1,361
Other assets	(100)	—	(100)
Accounts payable	3,488	143	3,631
Accrued pension liabilities	262	—	262
Accrued postretirement liabilities	(172)	—	(172)
Accrued expenses and other	(230)	(97)	(327)
Net cash provided by operating activities	8,189	939	9,128
Cash flows from investing activities:
Capital expenditures	(2,982)	(225)	(3,207)
Acquisitions	(23,625)	—	(23,625)
Net cash used in investing activities	(26,607)	(225)	(26,832)

Turning Point Brands, Inc. and Subsidiaries
Consolidating Statement of Cash Flows (cont.)
for the year ended December 31, 2016
(in thousands)
	Issuer/ Restricted	Non- Restricted	Consolidated
Cash flows from financing activities:
Proceeds from revolving credit facility, net	15,016	—	15,016
Payments for first lien term loan	(4,388)	—	(4,388)
Payment of second lien term loan	(20,000)	—	(20,000)
Payment of PIK Toggle Notes	(24,107)	—	(24,107)
Receivable from TPBI	1,466	(1,466)	—
Payment for financing costs	(450)	—	(450)
Redemption of Intrepid options	—	(661)	(661)
Redemption of Intrepid warrants	(5,500)	—	(5,500)
Warrants exercised	4	—	4
Exercise of options	169	—	169
Redemption of options	(85)	—	(85)
Proceeds from issuance of stock	55,736	—	55,736
Net cash provided by (used in) financing activities	17,861	(2,127)	15,734
Net decrease in cash	(557)	(1,413)	(1,970)
Cash, beginning of period	3,267	1,568	4,835
Cash, end of period	$2,710	$155	$2,865
Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$34,553	$—	$34,553
Cash paid during the period for income taxes, net	$623	$—	$623
Supplemental schedule of noncash financing activities:
Issuance of restricted stock	$279	$—	$279
Conversion of PIK Toggle Notes to equity	$29,014	$—	$—
Conversion of 7% Senior Notes to equity	$10,074	$—	$—

Turning Point Brands, Inc. and Subsidiaries
Consolidating Balance Sheet
December 31, 2015
(in thousands)
	Issuer/ Restricted	Non- Restricted	Eliminations	Consolidated
ASSETS
Current assets:
Cash	$3,267	$1,568	$—	$4,835
Accounts receivable	3,828	112	—	3,940
Inventories	38,065	6,274	—	44,339
Other current assets	5,590	5,248	—	10,838
Total current assets	50,750	13,202	—	63,952
Property, plant and equipment, net	5,603	—	—	5,603
Deferred financing costs, net	208	—	—	208
Goodwill	128,697	—	—	128,697
Investment in subsidiaries	31,489	—	(31,489)	—
Other intangible assets, net	8,553	—	—	8,553
Master Settlement Agreement – escrow deposits	31,842	—	—	31,842
Other assets	3,178	430	—	3,608
Total assets	$260,320	$13,632	$(31,489)	$242,463
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$4,038	$49	$—	$4,087
Accrued expenses	9,956	1,097	—	11,053
Accrued interest expense	4,329	—	—	4,329
First lien term loan	1,650	—	—	1,650
Revolving credit facility	18	—	—	18
Total current liabilities	19,991	1,146	—	21,137
Notes payable and long-term debt	290,772	—	—	290,772
Deferred Income Taxes	7,013	—	—	7,013
Postretirement benefits	4,666	—	—	4,666
Pension benefits	487	—	—	487
Total Liabilities	322,929	1,146	—	324,075
Stockholders’ equity (deficit):
Common stock, voting	63	—	—	63
Common stock, non-voting	9	—	—	9
Additional paid-in capital	76,410	11,213	(74,995)	12,628
Advance to TPB	793	(793)	—	—
Accumulated other comprehensive loss	(3,512)	—	—	(3,512)
Retained earnings (accumulated deficit)	(136,372)	2,066	43,506	(90,800)
Total stockholders’ equity (deficit)	(62,609)	12,486	(31,489)	(81,612)
Total liabilities and stockholders’ equity (deficit)	$260,320	$13,632	$(31,489)	$242,463

Turning Point Brands, Inc. and Subsidiaries
Consolidating Statement of Operations
for the year ended December 31, 2015
(in thousands)
	Issuer/ Restricted	Non-Restricted	Consolidated
Net sales	$180,191	$17,065	$197,256
Cost of sales	88,828	12,132	100,960
Gross profit	91,363	4,933	96,296
Selling, general and administrative expenses	46,231	5,554	51,785
Operating income	45,132	(621)	44,511
Interest expense and financing costs	34,179	105	34,284
Income (loss) before income taxes	10,953	(726)	10,227
Income tax expense	1,078	—	1,078
Net income (loss)	$9,875	$(726)	$9,149

Turning Point Brands, Inc. and Subsidiaries
Consolidating Statement of Cash Flows
for the year ended December 31, 2015
(in thousands)
	Issuer/ Restricted	Non-Restricted	Consolidated
Cash flows from operating activities:
Net income (loss)	$9,875	$(726)	$9,149
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Gain on sale of property, plant and equipment	(2)	—	(2)
Depreciation expense	1,059	—	1,059
Amortization of deferred financing costs	1,448	—	1,448
Amortization of original issue discount	1,048	—	1,048
Interest incurred but not paid on PIK toggle notes	8,229	—	8,229
Interest incurred but not paid on 7% senior notes	851	—	851
Deferred income taxes	51	—	51
Stock compensation expense	143	—	143
Member unit compensation expense	—	91	91
Changes in operating assets and liabilities:
Accounts receivable	(1,295)	(112)	(1,407)
Inventories	(1,450)	3,482	2,032
Other current assets	(328)	377	49
Other assets	(118)	—	(118)
Accounts payable	2,778	(994)	1,784
Accrued pension liabilities	163	—	163
Accrued postretirement liabilities	(179)	—	(179)
Accrued expenses and other	596	(557)	39
Net cash provided by operating activities	22,869	1,561	24,430
Cash flows from investing activities:
Capital expenditures	(1,602)	—	(1,602)
Proceeds from sale of property, plant and equipment	2	—	2
Issuance of note receivable	—	(430)	(430)
Net cash used in investing activities	(1,600)	(430)	(2,030)
Cash flows from financing activities:
Proceeds from (payments of) revolving credit facility, net	(7,335)	—	(7,335)
Prepaid equity issuance costs	(2,049)	—	(2,049)
Payments for first lien term loan	(16,649)	—	(16,649)
Exercise of options	16	(15)	1
Net cash used in financing activities	(26,017)	(15)	(26,032)
Net increase (decrease) in cash	(4,748)	1,116	(3,632)
Cash, beginning of period	8,015	452	8,467
Cash, end of period	$3,267	$1,568	$4,835
Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$23,030	$127	$23,157
Cash paid during the period for income taxes, net	$1,027	$—	$1,027
Supplemental schedule of noncash financing activities:
Accrued expenses incurred for prepaid equity issuance costs	$1,129	$—	$1,129

13. Income Taxes:
The income tax expense (benefit) for the years ended December 31 consists of the following components:
	2016			2015			2014
	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
Federal	$(46)	$(12,655)	$(12,701)	$321	$43	$364	$—	$31	$31
State and Local	760	(64)	696	706	8	714	333	6	339
	$714	$(12,719)	$(12,005)	$1,027	$51	$1,078	$333	$37	$370

Deferred tax assets and liabilities at December 31 consist of:
	2016		2015
	Assets	Liabilities	Assets	Liabilities
Inventory	$2,268	$423	$1,640	$382
Property, plant and equipment	—	1,642	—	1,153
Goodwill and other intangible assets	43	10,431	33	10,431
Accrued pension and postretirement costs	1,964	—	2,086	—
NOL carryforward	11,911	—	17,456	—
Unrealized loss on investments	582	—	—	—
Deferred income for tax purposes	—	1,419	—	2,129
Other	3,864	429	5,756	—
Sub-total	20,632	14,344	26,971	14,095
Valuation allowance	—	—	(19,889)	—
Deferred income taxes	$20,632	$14,344	$7,082	$14,095

At December 31, 2016, the Company had NOL carryforwards for income tax purposes of approximately $34.0 million, which expire between 2026 and 2034.
At December 31, 2016, based on all evidence available the Company determined that its ability to realize future benefits of its deferred tax assets met the “more likely than not” criteria in ASC 740, Income Taxes. The Company had determined, at December 31, 2015, its ability to realize future benefits of certain net deferred tax assets did not meet the “more likely than not” criteria in ASC 740, Income Taxes; therefore, a valuation allowance was recorded.
ASC 740-10-25 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company has determined that they did not have any uncertain tax positions requiring recognition as a result of the provisions of ASC 740-10-25. The Company’s policy is to recognize interest and penalties accrued on uncertain tax positions as part of interest expense. For the years ended December 31, 2016, 2015 and 2014, no estimated interest or penalties were recognized for the uncertainty of tax positions taken. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. In general, the Company is no longer subject to U.S. federal and state tax examinations for years prior to 2013.

Reconciliation of the federal statutory rate and the effective income tax rate for the years ended December 31 is as follows:
	2016	2015	2014
Federal statutory rate	35.0%	35.0%	35.0%
State taxes	4.7	7.0	(0.8)
Permanent differences	13.2	42.5	0.1
Valuation allowance	(133.4)	(74.0)	(35.6)
Effective income tax rate	(80.5)%	10.5%	(1.3)%

14.
Pension and Postretirement Benefit Plans:

NATC had two defined benefit pension plans. Benefits for the hourly employees’ plan were based on a stated benefit per year of service, reduced by amounts earned in a previous plan. Benefits for the salaried employees plan were based on years of service and the employees’ final compensation. All of the defined benefit plans are frozen. Effective December 31, 2014, these two pension plans were merged together with the hourly plan becoming the successor. The surviving plan remains frozen.
NATC sponsored a defined benefit postretirement plan that covered hourly employees. This plan provides medical and dental benefits. This plan is contributory, with retiree contributions adjusted annually.
The following tables provide a reconciliation of the changes in the plans’ benefit obligations and fair value of assets for the years ended December 31, 2016 and 2015 and a statement of the funded status:
	Pension Benefits		Postretirement Benefits
	2016	2015	2016	2015
Reconciliation of benefit obligations:
Benefit obligation at January 1	$16,994	$18,334	$5,003	$5,213
Service cost	104	125	—	—
Interest cost	699	695	173	178
Actuarial loss (gain)	86	(1,066)	(111)	(55)
Benefits paid	(1,103)	(1,094)	(320)	(333)
Benefit obligation at December 31	$16,780	$16,994	$4,745	$5,003
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	$16,507	$17,489	$—	$—
Actual return on plan assets	953	112	—	—
Employer contributions	—	—	320	333
Benefits paid	(1,103)	(1,094)	(320)	(333)
Fair value of plan assets at December 31	$16,357	$16,507	$—	$—
Funded status:
Funded status at December 31	$(423)	$(487)	$(4,745)	$(5,003)
Unrecognized net actuarial loss (gain)	4,454	4,780	(741)	(654)
Net amount recognized	$4,031	$4,293	$(5,486)	$(5,657)

Pension plan in which accumulated benefit obligations exceed plan assets at December 31:
	2016	2015
Projected benefit obligation	$16,780	$16,994
Accumulated benefit obligation	16,780	16,994
Fair value of plan assets	16,357	16,508
The asset allocation for NATC’s defined benefit plan, by asset category, follows:
	Target Allocation	Percentage of Plan Assets at December 31,
	2017	2016	2015
Asset category:
Equity securities(1)	60%	62%	61%
Debt securities	30%	26%	29%
Cash	10%	12%	10%
Total	100%	100%	100%

(1)
No shares of the Company’s common stock were included in equity securities at December 31, 2016 or 2015.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is the description of the valuation methodologies used for assets measured at fair value subsequent to initial recognition. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while NATC believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2016 and 2015.
Pooled Separate Accounts:   Valued at the net asset value (NAV) of shares held by the plan at year end.
Guaranteed Deposit Account:   Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.
Assets measured at fair value on a recurring basis:   The table below presents the balances of the plan’s assets measured at fair value on a recurring basis by level within the fair value hierarchy:
	Total	Level 1	Level 2	Level 3
Pooled Separate Accounts	$14,391	$—	$14,391	$—
Guaranteed Deposit Account	1,966	—	—	1,966
Total assets at fair value as of December 31, 2016	$16,357	$—	$14,391	$1,966
Pooled Separate Accounts	$14,775	$—	$14,775	$—
Guaranteed Deposit Account	1,732	—	—	1,732
Total assets at fair value as of December 31, 2015	$16,507	$—	$14,775	$1,732

Level 3 Gains and Losses:   The table below sets forth a summary of changes in the fair value of the Guaranteed Deposit Account:
Guaranteed Deposit Account
Balance at December 31, 2014	$1,777
Total gains or losses (realized/unrealized)
Return on plan assets	59
Purchases, sales and settlements, net	(104)
Balance at December 31, 2015	1,732
Total gains or losses (realized/unrealized)
Return on plan assets	60
Purchases, sales and settlements, net	174
Balance at December 31, 2016	$1,966

The Company’s investment philosophy is to earn a reasonable return without subjecting plan assets to undue risk. The Company uses one management firm to manage plan assets, which are invested in equity and debt securities. The Company’s investment objective is to provide long-term growth of capital as well as current income.
The following table provides the amounts recognized in the consolidated balance sheets as of December 31:
	Pension Benefits		Postretirement Benefits
	2016	2015	2016	2015
Accrued benefit cost	$(423)	$(487)	$(4,745)	$(5,003)
Accumulated other comprehensive loss, unrecognized net gain/loss	4,454	4,780	(741)	(654)
	$4,031	$4,293	$(5,486)	$(5,657)

The following table provides the amount in accumulated other comprehensive income that is expected to be recognized in net periodic benefit costs in 2017:
	Pension Benefits	Postretirement Benefits
Included in cost of sales	$23	$(17)
Included in selling, general and administrative expenses	453	—
	$476	$(17)

The following table provides the components of net periodic pension and postretirement benefit costs and total costs for the plans for the years ended December 31:
	Pension Benefits		Postretirement Benefits
	2016	2015	2016	2015
Service cost	$104	$125	$—	$—
Interest cost	699	695	173	178
Expected return on plan assets	(1,034)	(1,182)	—	—
Amortization of gains and losses	493	526	(24)	(1)
Net periodic benefit cost	$262	$164	$149	$177

NATC is required to make assumptions regarding such variables as the expected long-term rate of return on plan assets and the discount rate applied to determine service cost and interest cost. The rate of return on assets used is determined based upon analysis of the plans’ historical performance relative to the overall markets and mix of assets. The assumptions listed below represent management’s review of relevant market conditions and have been adjusted, as appropriate. The weighted average assumptions used in the measurement of NATC’s benefit obligation are as follows:
	Pension Benefits		Postretirement Benefits
	2016	2015	2016	2015
Discount rate	4.0%	4.3%	3.5%	3.8%
The weighted average assumptions used to determine net periodic pension and postretirement costs are as follows:
	Pension Benefits		Postretirement Benefits
	2016	2015	2016	2015
Discount rate	4.3%	3.9%	3.8%	3.5%
Expected return on plan assets	6.5%	6.5%	—	—
For measurement purposes of the postretirement benefits, the assumed health care cost trend rate for participants under age 65 as of December 31, 2016 was 7.0% reducing to 5.5% by 2018 and for participants age 65 and over the rate was 7.0% reducing to 5.5% by 2018.
Assumed health care cost trend rates could have a significant effect on the amounts reported for the postretirement benefit plans. A 1% increase in assumed health care cost trend rates would have the following effects:
	2016	2015	2014
Effect on total of service and interest cost components of net periodic postretirement cost	$3	$4	$4
Effect on the health care component of the accumulated postretirement benefit obligation	$78	$101	$88
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:
	Pension Benefits	Postretirement Benefits
2017	$1,108	$343
2018	1,098	342
2019	1,087	338
2020	1,085	334
2021	1,098	328
2022 – 2026	5,394	1,537
NATC’s policy for the postretirement benefits plan is to make contributions equal to the benefits paid during the year.
NATC expects to make approximately $0.3 million of contributions to the postretirement plan in the year ending December 31, 2017. NATC’s policy for the pension plan is to make the minimum amount of contributions that can be deducted for federal income taxes. NATC expects to make no contributions to the pension plan in the year ending December 31, 2017.
NATC also sponsors a voluntary 401(k) retirement savings plan. Eligible employees may elect to contribute up to 15% of their annual earnings subject to certain limitations. For the 2016 and 2015 Plan Years, NATC contributed 4% to those employees contributing 4% or greater. For those employees contributing less than 4%, NATC matched the contribution by 100%. NATC matching contributions to this plan were approximately $0.8 million for 2016, $0.7 million for 2015 and $0.7 million for 2014.

15.
Lease Commitments:

The Company leases certain office space and vehicles for varying periods. The following is a schedule of future minimum lease payments for operating leases that had initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2016:
Operating Leases
2017	$1,066
2018	896
2019	782
2020	782
2021	65
Total minimum lease payments	$3,591

The total lease expense included in the consolidated statements of operations for the years ended December 31, 2016, 2015 and 2014 was $1.8 million each year.
16.
Share Incentive Plans:

On April 28, 2016, the Board of Directors of the Company adopted the Turning Point Brands, Inc. 2015 Equity Incentive Plan (the “2015 Plan”) The 2015 Plan provides for the granting of nonqualified stock options to employees of the Company or any subsidiary of the Company. Pursuant to the 2015 Plan, 1,400,000 shares of common stock of the Company are reserved for issuance as awards to employees, consultants and non-employee directors as compensation for past or future services or the attainment of certain performance goals. The 2015 Plan is scheduled to terminate on April 27, 2026. The 2015 Plan is administrated by a committee (the “Committee”) of the Company’s Board of Directors. The Committee determines the criteria for the vesting period, with such criteria to be specified in the award agreement. As of December 31, 2016, 25,944 shares of restricted stock and 53,996 options have been granted to employees of the Company under the 2015 Plan. There are 1,320,060 shares available for grant under the 2015 Plan.
On February 8, 2006, the Board of Directors of the Company adopted the North Atlantic Holding Company, Inc. 2006 Equity Incentive Plan (the “2006 Plan”). The 2006 Plan provides for the granting of nonqualified stock options and restricted stock awards. Upon the adoption of the Company’s 2015 Plan in connection with its IPO (see Note 3), the Company determined that no additional grants would be made under the 2006 Plan; however, all awards issued under the 2006 Plan that have not been previously terminated or forfeited remain outstanding and continue unaffected.
There are no shares available for grant under the 2006 Plan. Stock option activity for the 2006 and 2015 Plans is summarized below:
	Incentive Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2014	1,692,051	$2.17	$1.19
Exercised	(1,043)	1.06	0.54
Forfeited	(23,337)	1.06	0.54
Outstanding, December 31, 2015	1,667,671	2.19	1.20
Granted	53,996	9.26	2.37
Exercised	(73,135)	2.31	1.27
Forfeited	(10,770)	3.83	2.17
Outstanding, December 31, 2016	1,637,762	$2.41	$1.23

Under the 2006 Plan, the total intrinsic value of options exercised and vested during the years ended December 31, 2016, 2015 and 2014 was $0.5 million, less than $0.1 million and $0.8 million, respectively.

At December 31, 2016, under the 2006 Plan, the outstanding stock options’ exercise price for 946,192 options is $1.06 per share all of which are exercisable. The outstanding stock options’ exercise price for 637,574 options is $3.83 per share all of which are exercisable. The weighted average of the remaining lives of the outstanding stock options is approximately 0.9 years for the options with the $1.06 exercise price, and 5.7 years for the options with the $3.83 exercise price. The Company estimates that the expected life of all stock options is ten years from the date of grant. For the $1.06 per share options, the weighted average fair value of options was determined using the Black-Scholes model assuming a ten-year life from grant date; a current share price and exercise price of  $1.06; risk free interest rate of 4.366%; a volatility of 30%; and no assumed dividend yield. Based on these assumptions, the fair value of these options is approximately $0.54 per share option granted. For the $3.83 per share options, the weighted average fair value of options was determined using the Black-Scholes model assuming a ten-year life from grant date; a current share price and exercise price of  $3.83; risk-free interest rate of 3.57%; a volatility of 40%; and no assumed dividend yield. Based on these assumptions, the fair value of these options is approximately $2.17 per share option granted.
At December 31, 2016, under the 2015 Plan, the outstanding stock options’ exercise price for 53,996 options is $9.26 per share of which 26,998 are exercisable. The weighted average of the remaining lives of the outstanding stock options is approximately 9.6 years. The risk free interest rate is based on the U.S. Treasury rate for the expected life at the time of grant. The expected volatility is based on the average long-term historical volatilities of peer companies. We intend to continue to consistently use the same group of publicly traded peer companies to determine expected volatility in the future until sufficient information regarding volatility of our share price becomes available or the selected companies are no longer suitable for this purpose. Also, due to our limited trading history, we are using the “simplified method” to calculate expected holding periods, which represent the period of time that options granted are expected to be outstanding. We will continue to use this method until we have sufficient historical exercise experience to give us confidence that our calculations based on such experience will be reliable. Based on these assumptions we are using, a current share and exercise price of  $9.26, risk free interest rate of 1.159%, expected volatility of 25.4%, expected life of options of 5.375 years and no assumed dividend yield, the fair value of these options determined using the Black-Scholes option pricing model is approximately $2.37 per share option granted.
The Company has recorded compensation expense related to the options based on the provisions of ASC 718 under which the fixed portion of such expense is determined as the fair value of the options on the date of grant and amortized over the vesting period. The Company recorded compensation expense of approximately $0.1 million, $0.1 million and $0.4 million in the consolidated statements of operations for the years ended December 31, 2016, 2015 and 2014, respectively.
17.
Unit Incentive Plans and Warrants for Intrepid Brands, LLC:

Effective August 7, 2014, the Company adopted the Intrepid Brands, LLC 2014 Option Plan (“2014 Plan”) for units of ownership in Intrepid. The purpose of the 2014 Plan was to promote the success and enhance the value of the Company by linking the personal interests of the service providers (including employees, consultants and managers) to those of Company equity holders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company equity holders.
In connection with the IPO, in May of 2016 all options outstanding under the 2014 Plan were repurchased for aggregate cash consideration of  $0.7 million, which included payroll taxes (see Note 3). With the repurchase of the options, the 2014 Plan was terminated.
In January of 2014, the Company issued warrants to purchase 11,000,000 units of membership interests in Intrepid (the “Intrepid Warrants”) concurrent with the 7% Senior Notes (see Note 12). This represented 40% of the Intrepid Common Units outstanding on a fully diluted basis, at a purchase price of $1.00 per unit. The warrants were exercisable beginning January 21, 2014 and were scheduled to expire on December 31, 2023.
In connection with the IPO, in May of 2016 all outstanding Intrepid Warrants were repurchased for aggregate cash consideration of approximately $5.5 million (see Note 3).

18.
Contingencies:

The Company is involved in various claims and actions which arise in the normal course of business. While the outcome of these legal proceedings cannot be predicted with certainty, it is the opinion of management that the resolution of the proceedings should not have a material adverse effect on the financial position, results of operations or cash flows of the Company.
19.
Income (Loss) Per Share:

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations of net income (loss):
	December 31, 2016			December 31, 2015			December 31, 2014
	Income	Shares	Per Share	Income	Shares	Per Share	Income	Shares	Per Share
Net income (loss)	$26,913			$9,149			$(29,405)
Basic EPS:
Weighted average		16,470,352	$1.63		7,198,081	$1.27		7,223,378	$(4.07)
Diluted EPS:
Effect of Dilutive securities:
Stock options and warrants		1,545,193			1,156,306			—
		18,015,545	$1.49		8,354,387	$1.10		7,223,378	$(4.07)

For the year ended December 31, 2014, options to purchase 1,692,050 shares of common stock and warrants to purchase 442,556 shares of common stock were outstanding but were not included in the computation of diluted earnings per share because they were anti-dilutive.
20.
Parent-Only Financial Information:

The Company is a holding company with independent operations including cash and its investments in its subsidiaries.
As of December 31, 2016 and 2015, all of NATC’s subsidiaries are wholly-owned and guarantee the First Lien Term Loan and the Second Lien Term Loan of NATC on a full, unconditional, and joint and several basis. Within the First Lien Term Loan and the Second Lien Term Loan there are no significant restrictions on the ability of NATC to obtain funds from its subsidiaries by dividend or loan, but NATC is subject to significant restrictions on its ability to pay dividends or make other payments to Turning Point Brands, Inc. (without any of its subsidiaries “TPB”). NATC and its subsidiaries are generally unable to pay dividends and make other restricted payments to TPB, except in limited circumstances, including (i) to pay certain costs in the ordinary course of business, (ii) to redeem, retire or otherwise acquire certain of our outstanding equity interest and (iii) to pay certain tax obligations.
Turning Point and Intrepid are wholly-owned by the Company. Turning Point and its subsidiary are not guarantors of the First Lien Term Loan and Second Lien Term Loan.
21.
Segment Information:

In accordance with ASC 280, Segment Reporting, the Company has three reportable segments, (1) smokeless products; (2) smoking products; and (3) NewGen products. The smokeless products segment: (a) manufactures and markets moist snuff; and (b) contracts for and markets chewing tobacco products. The smoking products segment: (a) imports and markets cigarette papers, tubes and related products; (b) processes, packages and markets MYO cigarette tobaccos; (c) imports and markets finished cigars and MYO cigar tobaccos and cigar wraps; and (d) processes, packages and markets pipe tobaccos. The NewGen products segment (a) markets e-cigarettes, e-liquids, vaporizers and other related products and (b) distributes a wide assortment of vaping products to non-traditional retail outlets via VaporBeast. The Company’s products are distributed primarily through wholesale distributors in the United States. The Other segment includes the assets of the Company not assigned to the three reportable segments and

Elimination includes the elimination of intercompany accounts between segments. The Company had no customer that accounted for more than 10% of gross sales in 2016 and 2015. The Company had one customer, which had sales in all three segments that accounted for 10.9% of gross sales for 2014.
The accounting policies of these segments are the same as those of the Company. Segment data includes a charge allocating corporate costs to the three reportable segments based on their respective net sales. The Company evaluates the performance of its segments and allocates resources to them based on operating income.
The table below presents financial information about reported segments:
	December 31, 2016	December 31, 2015	December 31, 2014
Net Sales
Smokeless products	$77,913	$74,293	$71,465
Smoking products	111,005	105,898	108,799
NewGen products	17,310	17,065	20,065
	$206,228	$197,256	$200,329
Operating Income
Smokeless products	$15,946	$18,343	$21,357
Smoking products	29,790	28,030	25,500
NewGen products	(510)	(636)	2,345
Other(1)	(1,641)	(1,226)	(1,146)
	$43,585	$44,511	$48,056
Interest expense and financing costs	(26,621)	(34,284)	(34,311)
Investment income	768	—	—
Loss on extinguishment of debt	(2,824)	—	(42,780)
Income (Loss) before income taxes	$14,908	$10,227	$(29,035)
Capital Expenditures
Smokeless products	$2,975	$1,602	$1,314
NewGen products	232	—	—
	$3,207	$1,602	$1,314
Depreciation and amortization
Smokeless products	$1,227	$1,059	$933
NewGen products	58	—	—
	$1,285	$1,059	$933
Assets
Smokeless products	$85,559	$75,723	$76,550
Smoking products	550,324	516,462	487,778
NewGen products	39,416	13,633	15,883
Other(1)	99,335	26,173	24,869
	774,634	631,991	605,080
Less Eliminations(2)	(489,614)	(389,528)	(362,512)
	$285,020	$242,463	$242,568

(1)
“Other” includes our costs and assets that are not assigned to our three reportable segments, such as intercompany transfers, deferred taxes and investments in subsidiaries. All goodwill has been allocated to our reportable segments.

(2)
“Elimination” includes the elimination of intercompany accounts between segments and investments in subsidiaries.

Net Sales – Domestic and Foreign (in thousands)
	2016	2015	2014
Domestic	$196,348	$188,647	$190,819
Foreign	9,880	8,609	9,510
Net Sales	$206,228	$197,256	$200,329

22.
Selected Quarterly Financial Information (Unaudited):

The following table presents the quarterly operating results:
	1st	2nd	3rd	4th
2016
Net sales	$49,866	$51,581	$50,959	$53,822
Gross profit	24,647	24,874	24,618	26,217
Net income	2,234	799(1)	6,793	17,087(2)
Basis net income per share	0.31	0.05	0.38	0.93
Diluted net income per share	0.27	0.05	0.34	0.87
2015
Net sales	$51,086	$47,999	$51,431	$46,740
Gross profit	24,655	22,611	25,361	23,669
Net income (loss)	3,427	(1,421)	4,770	2,373
Basis net income (loss) per share	0.48	(0.20)	0.66	0.33
Diluted net income (loss) per share	0.41	(0.20)	0.57	0.28

(1)
Includes $2,824 of loss on extinguishment of debt.

(2)
Includes $12,719 of deferred income tax benefits.

The amounts presented in the table above are computed independently for each quarter. As a result, their sum may not equal the total year amounts.
23.
Subsequent Event:

On February 17, 2017, the Company and NATC, entered into a new $250 million secured credit facility, comprised of  (i) a First Lien Credit Facility with Fifth Third Bank, as administrative agent, and other lenders (the “2017 First Lien Credit Facility”), and (ii) a Second Lien Credit Facility with Prospect Capital Corporation, as administrative agent, and other lenders (the “2017 Second Lien Credit Facility,” and together with the 2017 First Lien Credit Facility, the “2017 Credit Facility”). The Company used the proceeds of the 2017 Credit Facility to repay in full the Company’s First Lien Credit Agreement, Second Lien Credit Agreement, Revolving Credit Facility and to pay related fees and expenses.
The 2017 First Lien Credit Facility consists of: (i) a $50 million revolving credit facility (the “2017 Revolving Credit Facility”); (ii) a $110 million first out term loan facility (the “2017 First Out Tranche”), and (iii) a $35 million second out term loan facility (the “2017 Second Out Tranche”), which will be repaid in full only after repayment in full of the 2017 First Out Tranche. The 2017 First Lien Credit Facility also includes an accordion feature that allows the Company to borrow up to an additional $40 million upon the satisfaction of certain conditions, including obtaining commitments from one or more lenders. Borrowings under the 2017 Revolving Credit Facility may be used for general corporate purposes, including acquisitions.
The 2017 First Out Tranche and the 2017 Revolving Credit Facility have a maturity date of February 17, 2022, and the 2017 Second Out Tranche has a maturity date of May 17, 2022. The 2017 First Out Tranche and the 2017 Revolving Credit Facility bear interest at LIBOR plus a spread of 2.5% to 3.5%

based on the Company’s senior leverage ratio. The 2017 First Out Tranche has quarterly required payments of  $1.4 million beginning June 30, 2017 increasing to $2.1 million on June 30, 2019 and increasing to $2.8 million on June 30, 2021. The 2017 Second Out Tranche bears interest at LIBOR plus 6% (subject to a floor of 1.00%). The 2017 Second Out Tranche has quarterly required payments of  $0.1 million beginning June 30, 2017. The 2017 First Lien Credit Facility contains certain financial covenants, including maximum senior leverage ratio of 3.75x with step-downs to 3.00x, a maximum total leverage ratio of 4.75x with step-downs to 4.00x, and a minimum fixed charge coverage ratio of 1.20x.
The 2017 Second Lien Credit Facility consists of a $55 million second lien term loan (the “2017 Second Lien Term Loan”) having a maturity date of August 17, 2022. The 2017 Second Lien Term Loan bears interest at a fixed rate of 11%. The 2017 Second Lien Credit Facility contains certain financial covenants, including a maximum senior leverage ratio of 4.25x with step-downs to 3.50x, a maximum total leverage ratio of 5.25x with step-downs to 4.50x, and a minimum fixed charge coverage ratio of 1.10x.

Independent Auditor’s Report
Board of Directors
Interboro Holdings, Inc. and Subsidiaries
Mineola, NY
We have audited the accompanying consolidated financial statements of Interboro Holdings, Inc. and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, the related consolidated statements of operations and comprehensive loss, changes in stockholder’s equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Interboro Holdings, Inc. and Subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
/s/ BDO USA, LLP
April 3, 2017
New York, New York

Interboro Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets
(Dollars in Thousands)
	December 31,
	2016	2015
Assets
Investments:
Fixed maturities available-for-sale, at fair value; amortized cost $33,617 and $34,419, respectively	$32,859	$34,242
Equity securities available-for-sale, at fair value; cost $-0- and $4,975, respectively	—	5,520
Total Investments	32,859	39,762
Cash and cash equivalents	13,458	2,949
Investment income due and accrued	287	329
Premiums receivable	7,029	5,541
Reinsurance recoverable on paid and unpaid losses and loss adjustment expenses	—	9
Prepaid reinsurance	—	67
Deferred policy acquisition costs	1,561	2,997
Income tax recoverable	1,972	2,637
Property and equipment, net	549	638
Intangible assets	1,200	1,554
Deferred tax asset	—	143
Other assets	635	321
Due from related parties	—	1,005
Total Assets	$59,550	$57,952
Liabilities and Stockholder’s Equity
Liabilities:
Policy liabilities and accruals:
Reserves for losses and loss adjustment expenses	$32,805	$22,589
Unearned premiums	15,455	14,523
Advance premium collected	648	566
Reinsurance premium payable	—	7
Total Policy Liabilities and Accruals	48,908	37,685
Due to Related Parties	28	—
Other Liabilities	2,000	1,866
Total Liabilities	50,936	39,551
Stockholder’s Equity:
Common stock, no par value; 5,000 shares authorized; 100 shares issued and outstanding	—	—
Additional paid-in capital	3,000	3,000
Accumulated other comprehensive (loss) income	(759)	243
Retained earnings	6,373	15,158
Total Stockholder’s Equity	8,614	18,401
Total Liabilities and Stockholder’s Equity	$59,550	$57,952

See accompanying notes to consolidated financial statements.

Interboro Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss
(Dollars in Thousands)
	Year ended December 31,
	2016	2015
Revenues:
Net premiums earned	$37,787	$21,659
Net investment income earned	591	940
Net realized gains (losses)	1,684	(559)
Service, takeout and LAD fee income	917	697
Other income	157	148
Total Revenues	41,136	22,885
Expenses:
Losses	27,219	14,157
Loss adjustment expenses	7,273	6,156
Incurred Losses and Loss Adjustment Expenses	34,492	20,313
Acquisition and underwriting expenses	7,217	3,994
Other operating expenses	7,100	5,288
Total Expenses	48,809	29,595
Loss Before Income Tax Expense (Benefit)	(7,673)	(6,710)
Income Tax Expense (Benefit)	560	(2,542)
Net Loss	(8,233)	(4,168)
Other Comprehensive (Loss) Income:
Net unrealized investment losses arising during year	(94)	(761)
Reclassification of net realized losses, included in net income	(1,033)	(118)
Income tax benefit on other comprehensive income	125	301
Total Other Comprehensive Loss	(1,002)	(578)
Total Comprehensive Loss	$(9,235)	$(4,746)

See accompanying notes to consolidated financial statements.

Interboro Holdings, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholder’s Equity
(Dollars in Thousands)
	Years ended December 31, 2016 and 2015
	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholder’s Equity
Balance, January 1, 2015	$—	$3,000	$821	$19,326	$23,147
Net loss	—	—	—	(4,168)	(4,168)
Change in net unrealized losses, net of tax	—	—	(578)	—	(578)
Balance, December 31, 2015	—	3,000	243	15,158	18,401
Deemed distribution to parent	—	—	—	(1,173)	(1,173)
Net assets transferred from related party (Note 7)	—	—	—	621	621
Net loss	—	—	—	(8,233)	(8,233)
Change in net unrealized losses, net of tax	—	—	(1,002)	—	(1,002)
Balance, December 31, 2016	$—	$3,000	$(759)	$6,373	$8,614

See accompanying notes to consolidated financial statements.

Interboro Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
(Dollars in Thousands)
	Year ended December 31,
	2016	2015
Cash Flows From Operating Activities:
Net loss	$(8,233)	$(4,168)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	577	315
Net realized capital losses (gains)	(1,684)	559
Amortization of bond discount/premium	308	258
Deferred income taxes	268	(863)
Changes in assets and liabilities:
Investment income due and accrued	41	64
Premiums receivable	(867)	(1,919)
Reinsurance related assets and liabilities	64	(52)
Deferred policy acquisition costs	1,436	(1,036)
Income tax recoverable and payable	665	(1,851)
Other assets	(313)	(240)
Due from related parties	1,033	(3,450)
Reserves for losses and loss adjustment expenses	10,216	(1,895)
Unearned, advance premiums and LAD fees	1,014	7,164
Other liabilities	(1,052)	(86)
Net Cash Provided By (Used In) Operating Activities	3,473	(7,200)
Cash Flows From Investing Activities:
Proceeds from sale and maturity of fixed maturity securities, available-for-sale	27,250	12,629
Proceeds from sale of equity securities	6,186	1,799
Payments for purchases of fixed maturity securities, available-for-sale	(25,744)	(7,425)
Payments for equity securities acquired	(522)	(2,020)
Payments for property and equipment purchases	(134)	(53)
Net Cash Provided By Investing Activities	7,036	4,930
Net Increase (Decrease) in Cash and Cash Equivalents	10,509	(2,270)
Cash and Cash Equivalents, Beginning of Year	2,949	5,219
Cash and Cash Equivalents, End of Year	$13,458	$2,949
Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$321	$176

See accompanying notes to consolidated financial statements.

Interboro Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands)
1.
Organization

Interboro Holdings, Inc., a wholly-owned subsidiary of Interboro LLC, is an insurance holding company domiciled in the State of Delaware and incorporated in 2011. Interboro Holdings, Inc. was formed for the purpose of holding and managing investments in an insurance company. The consolidated financial statements of Interboro Holdings, Inc. and Subsidiaries (collectively, the “Company”) include the accounts of its wholly-owned subsidiaries which consist of Interboro Management, Inc. (“Interboro Management”), AutoOne Insurance Company (“AOIC”), Maidstone Insurance Company (“MIC”) (formerly AutoOne Select, name changed in June 2013) and AIM Insurance Agency Inc. (“AIM”).
Interboro Holdings, Inc. acquired 100% of the outstanding shares and ownership of the AOIC company in February 2012 from OneBeacon Insurance Group (“OneBeacon”). On December 14, 2015, MIC and AOIC merged, with the common stock of MIC contributed to AOIC and immediately cancelled. AOIC was the survivor, but changed its name to Maidstone Insurance Company. MIC is domiciled in the State of New York and is a property and casualty insurance company which provides homeowners’ and automobile insurance, including assigned risk policies.
Interboro Management is a State of Delaware domiciled service company and was formed in 2011 for the purpose of providing administrative and management services to the Company’s insurance subsidiaries. AIM is a State of Delaware domiciled insurance agency incorporated in 2014.
The home office of the Company is located in Mineola, NY with a claims office in Syracuse, NY.
2.
Summary of Significant Accounting Policies

Basis of Presentation
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany transactions have been eliminated in consolidation.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. GAAP also requires the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements. Such estimates and assumptions could change in the future as more information becomes known. Actual results could differ from those estimates.
Fair Value Measurements
The Company’s estimates of fair value for financial assets and financial liabilities are based upon the framework established in the fair value measurements and disclosures accounting guidance. The framework is based on the inputs used in valuation and requires that observable inputs are used in the valuations when available. The disclosure of fair value estimates in the fair value accounting guidance includes a hierarchy based on whether significant valuation inputs are observable. The highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company’s significant market assumptions.
The levels of the hierarchy are as follows:
Level 1 – Inputs to the valuation methodology are observable inputs that reflect quoted prices for identical assets traded in active markets.

Interboro Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands)

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market corroborated inputs.
Level 3 – Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company’s own assumptions about the inputs that market participants would use.
Fair values are based upon quoted market prices when available (Level 1). When market prices are not available, fair values are obtained from independent pricing services which utilize modeling techniques and matrix pricing to estimate fair value (Level 2). For securities where prices are not available and there is little or no market activity for similar instruments, such as certain illiquid securities, structured options and other non-exchange traded securities, pricing is obtained directly from broker/dealers (Level 3). Asset valuation involves some level of management estimation and judgment. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used and are reflective of the assumptions that market participants would use in valuing assets or liabilities.
The Company recognizes transfers between levels in the fair value hierarchy at the end of the period for the event or change in circumstances that caused the transfer.
Cash and Cash Equivalents
Cash equivalents are short-term, highly liquid investments with original maturities of three months or less. These investments are both readily convertible to cash and near maturity such that they present insignificant risk of changes in fair value. At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. Management does not consider the cash balances above FDIC limits to be significant risks.
Fixed Maturity Securities
Investments in fixed maturity securities including bonds, loan-backed and structured securities are classified as available-for-sale and reported at fair value. Significant changes in prevailing interest rates and other economic conditions may adversely affect the timing and amount of cash flows on fixed income investments, as well as their related fair values. Fixed maturities are recorded on a trade date basis. Amortization of bond premium and accretion of bond discount are calculated using the scientific method. Changes in fair values of these securities, after deferred income tax effects, are reflected as unrealized gains or losses in accumulated other comprehensive income. Realized gains and losses from the sale of investments are calculated as of the trade date in the consolidated statements of operations and comprehensive loss and are based upon the specific identification of securities sold. Investment income consists of interest and is reported net of investment expenses. Prepayment assumptions are considered when determining the amortization of discount or premium for loan-backed and structured securities.
An investment is considered impaired when the fair value of the investment is less than its cost or amortized cost. When an investment is impaired, the Company must make a determination as to whether the impairment is other than temporary (“OTTI”).
With respect to an investment in an impaired fixed maturity security, OTTI occurs if the Company (a) intends to sell the fixed maturity security, (b) more likely than not will be required to sell the fixed maturity security before its anticipated recovery, or (c) it is probable that the Company will be unable to collect all amounts due to the recovery of the entire cost basis of the security. The Company conducts a periodic review to identify and evaluate securities having OTTI, which include the above factors as well as the following: (1) the likelihood of the recoverability of principal and interest for fixed maturity securities (i.e., whether there is a credit loss); (2) the length of time and extent to which the fair value has been less than amortized cost for fixed maturity securities; and (3) the financial condition, near term and long-term prospects for the issuer, including the relevant industry conditions and trends, and implications of rating

Interboro Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands)

agency actions and offering prices. If the Company intends to sell the fixed maturity security, or will more likely than not be required to sell the fixed maturity security before the anticipated recovery, a loss in the entire amount of the impairment is reflected in net investment gains (losses) in net income. If the Company determines that it is probable it will be unable to collect all amounts and the Company has no intent to sell the fixed maturity security, a credit loss is recognized in net investment gains (losses) in net income to the extent that the present value of expected cash flows is less than the amortized cost basis; any difference between fair value and the new amortized cost basis (net of the credit loss) is reflected in other comprehensive income (losses), net of applicable income taxes.
Upon recognizing an OTTI, the new cost basis of the security is the previous amortized cost basis less the OTTI recognized in net investment gains (losses). The new cost basis is not adjusted for any subsequent recoveries in fair value; however, for fixed maturity securities, the difference between the new cost basis and the expected cash flows is accreted to net investment gains (losses) over the remaining expected life of the investment.
Equity Securities
Investments in common stocks and preferred stocks are classified as available-for-sale and reported at fair value with unrealized gains and losses reflected in other comprehensive income, net of tax. Realized gains and losses are determined on the specific identification method. With respect to investments in equity securities, if the decline in fair value is determined to be OTTI, a loss for the entire amount of the impairment is reflected within realized investment losses.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Expenditures for improvements which materially increase the estimated useful life of the asset are capitalized. Expenditures for repairs and maintenance are charged to income as incurred. Depreciation is calculated principally on the straight-line method over the related estimated lives of the assets which range from 3 to 5 years. Upon sale or retirement, the cost of the asset and the related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is included in income.
Deferred Policy Acquisition Costs (“DAC”)
Policy acquisition costs, which vary with and are directly related to the production of successful new business, are deferred. The costs deferred consist principally of commissions and policy issuance costs and are amortized into expense as the related premiums are earned.
	December 31,
	2016	2015
DAC asset at beginning of year	$2,997	$1,961
Deferred expenses	6,962	5,832
Amortized expenses	(7,321)	(4,796)
(Decrease) increase in DAC	(359)	1,036
Premium deficiency reserves	(1,077)	—
DAC asset at end of year	$1,561	$2,997

Management, utilizing assumptions for future expected claims, premium rate increases and interest rates, reviews the recoverability of its deferred acquisition costs on an annual basis. If the Company determines that the future gross profits of its in-force policies are not sufficient to recover its deferred policy acquisition costs, the Company recognizes a premium deficiency by charging any unamortized acquisition

Interboro Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands)

costs to expense to the extent required in order to eliminate the deficiency. If the premium deficiency exceeds the unamortized acquisition costs, then a liability is accrued for the excess deficiency. The Company anticipates investment income as a factor in its premium deficiency reserve calculation.
Premiums and Agents’ Balances Receivable
Premiums and agents’ balances in the course of collection are reported at the amount management expects to collect from outstanding balances. Past due amounts are determined based on contractual terms. The insurance company provides an allowance for doubtful accounts based upon review of outstanding receivables and historical collection information. The insurance company recorded an allowance for doubtful accounts of  $110 and $104 as of December 31, 2016 and 2015, respectively.
Impairment of Long-Lived Assets
Management reviews the Company’s long-lived assets, including intangibles, for impairment of carrying values using a variety of methods and whenever circumstances indicate impairment may have occurred. The Company records a loss if the carrying amount of a long-lived asset is not recoverable from projected undiscounted cash flows. In the event impairment has occurred, the amount of the impairment loss charged to income is the difference between the carrying amount of the impaired asset and its estimated fair value. No such impairment losses were recorded during 2016 and 2015.
Investment Income Due and Accrued
Investment income consists of interest and dividends, which is recognized on an accrual basis. Due and accrued income is not recorded on fixed maturity securities in default and on delinquent fixed maturities where collection of interest is improbable. As of December 31, 2016 and 2015, no investment income amounts were excluded from the Company balances.
Losses and Loss Adjustment Expenses
Losses and loss adjustment expenses (“LAE”) are charged to operations as incurred. The liability for losses and LAE is based upon individual case estimates for reported claims and a factor for incurred but not reported (“IBNR”) claims. Losses, LAE and related liabilities are reported net of estimated salvage and subrogation. Inherent in the estimate of ultimate losses and LAE are expected trends in claim severity and frequency and other factors which may vary significantly as claims are settled; however, management believes that its aggregate provision for losses and LAE at December 31, 2016 is reasonable and adequate to meet the ultimate net cost of covered losses, but such provision is necessarily based on estimates and the ultimate net cost may vary significantly from such estimates. As adjustments to these estimates become necessary, such adjustments are reflected in current operations.
Premiums
Premiums, which are recorded at the policy inception, are earned pro rata over the period for which the coverage is provided, generally six months for auto policies and one year for other lines of business. Unearned premiums represent the portion of premiums written that are applicable to the unexpired terms of policies in force. Premiums ceded to other company pursuant to reinsurance agreements have been reported as a reduction to premiums earned.
Fees
Take-out fees are received by the Company’s insurance subsidiaries in the form of credits when they write business from the state assigned pool. These credits can be used by the insurance subsidiaries to reduce the amount of business they write from the assigned pool in the future or they can be sold to the third-party insurance company for them to reduce their exposure to the assigned risk pool. The insurance

Interboro Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands)

subsidiaries recognized the income from the sale of these credits at the time the cash is received. Limited Assignment Distribution (“LAD”) are fees received from the insurance company who wishes to outsource their state mandated obligations for assigned risks. LAD fees are also recognized as income when received.
The insurance company collects other miscellaneous fees such as installment and late fees. Broker fee income is received from non-affiliated insurance company for which Interboro Management acts as an agent to sell their state mandated obligations for assigned risks. These fees are shown as other income in the consolidated statements of operations and comprehensive loss.
Insurance Company Assessments
Assessments from various state insurance departments are incurred by the insurance company in the normal course of business. Assessments based upon premium volumes are accrued during the year while non-premium assessments are expensed in the period they are reported to the insurance company. There were no significant assessments incurred in 2016 or 2015.
Reinsurance
The Company accounts for reinsurance in accordance with the accounting guidance concerning the accounting and reporting for reinsurance of short-duration contracts. Management believes the Company’s reinsurance arrangements qualify for reinsurance accounting. Reinsurance premiums, losses, LAE and commissions are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company relies on ceded reinsurance to limit its insurance risk as described further in Note 7, “Reinsurance”.
Reinstatement premiums for the Company’s insurance operations are recognized at the time a loss event occurs, where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms. The accrual of reinstatement premiums is based on an estimate of losses and LAE, which reflects management’s judgment.
Amounts recoverable from reinsurers are estimated and recognized in a manner consistent with the claims liabilities arising from reinsured policies and incurred but not reported losses. In entering into reinsurance agreements, management considers a variety of factors including the creditworthiness of reinsurers. In preparing consolidated financial statements, management makes estimates of amounts recoverable from reinsurers, which include consideration of amounts, if any, estimated to be uncollectible. As of December 31, 2016 and 2015, no amounts were deemed to be uncollectible from reinsurers.
As changes in the estimated ultimate liability for loss and LAE are determined, ceded reinsurance premiums may also change based on the terms of the reinsurance agreements. As adjustments to these estimates become necessary, such adjustments are reflected in current operations.
Income Taxes
The insurance company is taxed at the Federal corporate level applying special rules applicable to property and casualty insurance company. The insurance company is generally exempt from corporate income tax under state tax law. In lieu of corporate income tax, the insurance company pays a premium tax based on a percentage of direct annual premiums written in each state.
Deferred income taxes are recorded for temporary differences in reporting certain transactions for financial statement and income tax purposes, principally deferred policy acquisition costs, loss and LAE reserves and net operating losses. Income taxes are accounted for using the asset and liability method. This method requires that deferred tax assets and liabilities at the end of the year be determined using the rates and limitations expected to be in effect at such time as the taxes are projected to be paid or recovered. Consequently, income tax expense will increase or decrease in the period in which a change in tax law or rates is enacted.

Interboro Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands)

Interboro Holdings, Inc. and its insurance and non-insurance subsidiaries file a consolidated federal income tax return. The Company and all its non-insurance subsidiaries are subject to state corporation income taxes.
The Company accounts for uncertain tax positions in accordance with the income tax accounting guidance. The Company has analyzed filing positions in the federal and state jurisdictions where it is required to file tax returns as well as the open tax years in these jurisdictions. The Company believes that its federal income tax, filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. Therefore, no reserves for uncertain tax positions have been recorded nor have any federal income tax related interest or penalties been incurred for the year ended December 31, 2016. The Company is subject to routine audits by taxing jurisdictions and the 2014 tax year is currently under Internal Revenue Service (“IRS”) examination. Management of the Company believes it is no longer subject to income tax examinations for years prior to 2012.
Recent Accounting Pronouncements
In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-01 guidance that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in Accounting Standards Codification (“ASC”) 606. The guidance is effective for the Company for the annual period beginning after December 15, 2017. Early adoption is permitted. The Company is evaluating the impact of this new guidance on its consolidated results of operations and financial condition.
In November 2016, the FASB issued ASU 2016-18 guidance that clarifies how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. The guidance requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The guidance is effective for the Company for the annual period beginning after December 15, 2017. Early adoption is permitted. The Company is evaluating the impact of this new guidance on its consolidated results of operations and financial condition.
In October 2016, the FASB issued ASU 2016-16 guidance that will require the Company to account for the income tax effects of intercompany transfers of assets other than inventory (e.g., intangible assets) when the transfer occurs. The guidance is effective for the Company beginning after December 15, 2017. Early adoption is permitted as of the beginning of an annual period (i.e., early adoption is permitted only in the first interim period). The Company is evaluating the impact of this new guidance on its consolidated results of operations and financial condition.
In August 2016, the FASB issued ASU 2016-15 guidance to clarify how entities should classify certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance will be applied retrospectively and is effective for the Company for the annual period beginning after December 15, 2017. Early adoption is permitted. The Company is evaluating the impact of this new guidance on its consolidated results of operations and financial condition.
In June 2016, the FASB issued ASU 2016-13 guidance that changes the impairment model for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace today’s “incurred loss” approach with an “expected loss” model for instruments

Interboro Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands)

measured at amortized cost and require entities to record allowances for available-for-sale debt securities rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. It also simplifies the accounting model for purchased credit-impaired debt securities and loans. Entities will apply the standard’s provisions as a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The guidance is effective for the Company for the annual period beginning after December 15, 2019. The Company is evaluating the impact of this new guidance on its consolidated results of operations and financial condition.
In May 2015, the FASB issued ASU 2015-09 which is aimed at providing users of financial statements with more transparent information about an insurance entity’s initial claim estimates and subsequent adjustments to those estimates, methodologies and judgments in estimating claims, and the timing, frequency and severity of claims. The new disclosures are required for short-duration insurance contracts issued by insurers. For the Company, the guidance is effective for annual periods beginning after December 15, 2016. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated balance sheets and consolidated statements of operations and comprehensive loss.
3.
Investments

The Company currently classifies all of its investments as available-for-sale and, accordingly, they are carried at estimated fair value. The amortized cost, gross unrealized gains and losses, and fair value of investments in fixed maturity securities at December 31, 2016 and 2015 are as follows:
	December 31, 2016
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and U.S. government	$5,504	$4	$(102)	$5,406
U.S. tax-exempt municipal	6,658	3	(255)	6,406
Corporate	12,735	21	(253)	12,503
Mortgage and asset-backed securities	8,720	5	(181)	8,544
	$33,617	$33	$(791)	$32,859

	December 31, 2015
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and U.S. government	$7,113	$35	$(49)	$7,099
U.S. tax-exempt municipal	7,992	182	—	8,174
Corporate	14,386	237	(598)	14,025
Mortgage and asset-backed securities	4,928	34	(18)	4,944
Total bonds	34,419	488	(665)	34,242
Common stock	4,975	596	(51)	5,520
Total investments	$39,394	$1,084	$(716)	$39,762

Interboro Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands)

Amortized cost and fair value of fixed maturity securities at December 31, 2016 and 2015 by contractual maturity are shown below. The actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.
	December 31, 2016
	Amortized Cost	Fair Value
Due in one year or less	$2,421	$2,420
Due after one year through five years	13,598	13,413
Due after five years through ten years	8,878	8,483
Due after ten years	—	—
Mortgage and asset-backed securities	8,720	8,543
Total	$33,617	$32,859

The Company uses the services of its investment manager, which uses a proprietary model for loss assumptions and widely accepted models for prepayment assumptions in valuing mortgage-backed and asset-backed securities with inputs from major third-party data providers. The models combine the effects of interest rates, volatility, and prepayment speeds based on various scenarios (Monte Carlo simulations) with resulting effective analytics (spreads, duration, convexity) and cash flows on a monthly basis. Credit sensitive cash flows are calculated using proprietary models, which estimate future loan defaults in terms of timing and severity. Model assumptions are specific to asset class and collateral types and are regularly evaluated and adjusted where appropriate.
At December 31, 2016, fixed maturity securities that were in an unrealized loss position and the length of time that such securities have been in an unrealized loss position, as measured by their year-end fair values, are as follows:
	December 31, 2016
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Bonds:
U.S. treasury and U.S. government	$6,512	$(102)	$—	$—	$6,512	$(102)
U.S. tax-exempt municipal	4,874	(255)	—	—	4,874	(255)
Corporate bonds	15,592	(253)	—	—	15,592	(253)
Mortgage and asset-backed securities	6,782	(181)	—	—	6,782	(181)
Total	$33,760	$(791)	$—	$—	$33,760	$(791)

	December 31, 2015
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Bonds:
U.S. Treasury and U.S. government	$2,460	$(26)	$2,349	$(23)	$4,809	$(49)
Corporate bonds	4,310	(326)	501	(272)	4,811	(598)
Mortgage and asset-backed securities	2,278	(18)	—	—	2,278	(18)
Total bonds	9,048	(370)	2,850	(295)	11,898	(665)
Common stock	633	(46)	33	(5)	666	(51)
Total investments	$9,681	$(416)	$2,883	$(300)	$12,564	$(716)

Interboro Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands)

Management has evaluated the unrealized losses on the fixed maturity securities and determined that they are not attributable to credit risk factors. For fixed maturity securities, losses in fair value are viewed as temporary if the fixed maturity security can be held to maturity and it is reasonable to assume that the issuer will be able to service the debt, both as to principal and interest. The Company recognized OTTI losses of  $-0- and $651 in the years ended December 31, 2016 and 2015, respectively.
The components of net investment income for the years ended December 31, 2016 and 2015 are as follows:
	Year ended December 31,
	2016	2015
Investment income:
Bonds	$825	$1,016
Common stocks (unaffiliated)	58	218
Cash and cash equivalents	1	2
Total investment income	884	1,236
Net investment expenses	293	296
Net investment income	$591	$940

For the years ended December 31, 2016 and 2015, realized capital gains and losses were as follows:
	Year ended December 31,
	2016		2015
	Gains	Losses	Gains	Losses
Bonds	$1,109	$(114)	$176	$(240)
Common and preferred stocks	777	(88)	291	(786)
Totals	$1,886	$(202)	$467	$(1,026)

Proceeds from the sale of bonds were $27,249 during the year ended December 31, 2016. Proceeds from the sale of unaffiliated common stocks were $6,186 during the year ended December 31, 2016. Proceeds from the sale of bonds were $12,629 during the year ended December 31, 2015. Proceeds from the sale of unaffiliated common stocks were $1,799 during the year ended December 31, 2015.
The following tables show how the Company’s investments are categorized in the fair value hierarchy as of December 31, 2016 and 2015:
	December 31, 2016
	Level 1	Level 2	Level 3	Total Fair Value
Bonds:
U. S. Treasury and U. S. government bonds	$—	$5,406	$—	$5,406
U.S. tax-exempt municipal	—	6,406	—	6,406
Corporate	—	12,503	—	12,503
Mortgage and asset-backed securities	—	8,544	—	8,544
Total bonds	$—	$32,859	$—	$32,859

Interboro Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands)

	December 31, 2015
	Level 1	Level 2	Level 3	Total Fair Value
Common stocks	$5,520	$—	$—	$5,520
Bonds:
U. S. Treasury and U. S. government bonds	$—	$7,099	$—	$7,099
Obligations of state and political subdivisions	—	8,174	—	8,174
Corporate	—	14,025	—	14,025
Mortgage and asset-backed securities	—	4,944	—	4,944
Total bonds	$—	$34,242	$—	$34,242

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2016.
Restricted Assets
The Company is required to maintain assets on deposit, which primarily consist of cash or fixed maturities, with various regulatory authorities to support its insurance operations. The Company’s insurance subsidiaries maintain assets in trust accounts as collateral for or guarantees for letters of credit to third parties. See Note 9, “Commitments and Contingencies — Letter of Credit”, for further details.
The following table details the fair value of the Company’s restricted assets as of December 31, 2016 and 2015:
	December 31,
	2016	2015
Assets used for collateral or guarantees:
Third-party agreements	$236	$861
Deposits with U.S. regulatory authorities	2,784	5,345
Total	$3,020	$6,206

4.
Intangible Assets

Intangible assets, net of accumulated amortization, consist of the following:
	December 31,
	2016		2015
	Amortized Period	Ending Balance	Amortized Period	Ending Balance
Licenses	None	$1,200	None	$1,200
Trade name	10 years	590	10 years	590
Total		1,790		1,790
Less: Accumulated amortization		(590)		(236)
Total intangible assets		$1,200		$1,554

The amortization expense for the years ended December 31, 2016 and 2015 was $354 and $59, respectively.

Interboro Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands)

5.
Property and Equipment

The following is a summary of property and equipment at December 31, 2016 and 2015:
	December 31,
	2016	2015
Software	$2,794	$2,659
Less: Accumulated depreciation	(2,245)	(2,021)
Net property and equipment	$549	$638

Depreciation expense for the years ended December 31, 2016 and 2015 was $224 and 255, respectively.
6.
Liability for Losses and Loss Adjustment Expenses

The liability for unpaid losses and LAE is determined from individual case estimates for reported claims and a factor for IBNR claims. The methods for making such estimates and establishing claim reserves are continually reviewed and adjustments are reflected in the current period. While management believes the liability for unpaid losses and LAE is adequate, the ultimate liability may vary from the amount recorded and the variance may be material to the Company’s financial position and results of operations.
Activity in the liability for losses and LAE for the years ended December 31, 2016 and 2015 is summarized as follows:
	Year ended December 31,
	2016	2015
Reserves for losses and LAE at beginning of year	$22,589	$24,484
Provision for claims, net of reinsurance:
Incurred related to:
Prior year	(2,814)	(161)
Current year	37,307	20,474
Total incurred	34,493	20,313
Deduct payment of claims, net of reinsurance:
Paid related to:
Prior year	20,181	10,848
Current year	4,096	11,364
Total paid	24,277	22,212
Net balance, end of year	32,805	22,585
Reinsurance recoverable on unpaid losses and LAE	—	4
Reserves for losses and LAE at end of year	$32,805	$22,589

For the years ended December 31, 2016 and 2015, the liabilities for unpaid losses and LAE are net of expected recoveries for salvage and subrogation of  $3,002 and $1,387, respectively. The Company believes it has no exposure to asbestos or environmental risks.
During 2016, the Company’s estimated loss and LAE attributable to insured events of prior years decreased by $2,814. The decrease related to re-estimation of unpaid claims and claims adjustment expense based on trends. During 2015, the Company’s estimated cost of loss and LAE decreased by $161 as a result of re-estimation of unpaid claim and claims adjustment expenses based on trends.

Interboro Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands)

For the years ended December 31, 2016 and 2015, the components of the net liability for losses and LAE are as follows:
	Year ended December 31,
	2016	2015
Case basis reserves	$21,319	$17,476
Incurred but not reported reserves	11,486	5,113
Total	$32,805	$22,589

7.
Reinsurance

In the ordinary course of business, the insurance company cedes premiums and losses under catastrophe and property excess of loss agreements. MIC participated, along with Interboro Insurance Company (“IIC”) (a former affiliated entity), in a catastrophe reinsurance agreement with unaffiliated insurance companies. The agreement provided for recovery of a portion of losses and LAE from several reinsurers. This reinsurance agreement expired on May 31, 2016 and was not renewed. The use of these reinsurance agreements provides for increased capacity and greater diversification of business and minimizes the maximum net loss potential arising from large risks.
MIC also assumed the unpaid claim liabilities for business managed by MIC but written through another OneBeacon company that was not part of the transaction. This business is now assumed by MIC through a reinsurance agreement. The business relates primarily to New Jersey assigned risk business that had been written in Camden Fire Insurance Association from 2005 until August 2011.
In April 2016, Interboro LLC (the parent company) sold its wholly-owned subsidiary, IIC, to a third party. Immediately prior to the sale, IIC and MIC entered into two separate novation and assumption agreements. Under the first agreement, MIC ceded $524 of loss reserves and $1,542 of unearned premium liabilities related to its homeowners’ business to IIC. Under the second agreement, IIC ceded $9,752 of loss reserves and $2,396 of unearned premium liabilities related to its automobile business to MIC. MIC received cash and cash equivalents of  $10,082 as a result of these agreements. Also, in connection with the novation and assumption agreements, IIC and MIC transferred several associated assets and liabilities amongst the two entities. The net effect of these transfers was an increase in net assets of MIC in the amount of  $621.
The following is a summary of the amounts included in the accompanying consolidated financial statements in connection with reinsurance, all of which are with a non-affiliated company.
	December 31,
	2016	2015
Written premiums	$1,619	$238
Premiums earned	75	190
Incurred losses and LAE	513	(15)
Unearned premiums	—	67
Unpaid losses LAE	—	(4)
The Company remains obligated for amounts ceded in the event the reinsurers cannot meet their obligations when they become due.
The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurance to minimize exposure to significant losses from reinsurance insolvency.
There were no commutations of ceded business during the years ended December 31, 2016 and 2015.

Interboro Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands)

8. Income Taxes
Net deferred income taxes reflect temporary differences between the carrying amounts for certain assets and liabilities for financial reporting purposes and income tax purposes. Deferred income taxes are determined utilizing the enacted tax rates applicable to the period that temporary differences are expected to reverse. Accordingly, the current income tax provision can be affected by the enactment of new tax rates. The components of income tax expense (benefit) are as follows for the years ended December 31, 2016 and 2015:
	Year ended December 31,
	2016	2015
Current tax expense (benefit)	$292	$(1,676)
Deferred tax benefit	268	(866)
Total income tax expense (benefit)	$560	$(2,542)

At December 31, 2016 and 2015, the items giving rise to the deferred tax assets and liabilities are as follows:
	December 31,
	2016	2015
Unearned premiums and loss discounting	$1,560	$1,395
Net operating loss carryforwards	2,315	268
Unrealized losses	258	—
Other-than-temporary impairment of investments	—	221
Other	92	96
Credits	138	—
Total deferred tax assets	4,363	1,980
Valuation allowance	(3,241)	—
Net deferred tax assets	1,122	1,980
Unrealized gains	—	(125)
Deferred policy acquisition costs	(531)	(1,019)
Take-out credits	(67)	(67)
Other	(110)	(68)
Tax basis difference in MIC Intangible assets	(414)	(558)
Total deferred tax liabilities	(1,122)	(1,837)
Net deferred tax asset (liability)	$—	$143

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company provides a valuation allowance to reduce certain deferred tax assets to an amount which management expects to more likely than not be realized. As of December 31, 2016 and 2015, the Company has a valuation allowance of  $3,030 and $-0-, respectively.
The provision for federal income taxes is different from that which would be obtained by applying the federal income tax rate to net income before taxes. The significant items causing the difference are discounting of reserves, unearned premiums and other comprehensive income. The three prior tax years are subject to examination by the IRS.

Interboro Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands)

At December 31, 2016, the insurance company had $82 alternative minimum tax credits and $55 R&D tax credits which would be available to reduce future federal alternative minimum income taxes. At December 31, 2016, the insurance company had unused operating loss carryforwards available to offset against future taxable income of  $6,200. Total income taxes incurred in the current and prior years available for recoupment in the event of future net losses are $-0- and $-0- as of December 31, 2016 and 2015, respectively.
A reconciliation of the U.S. federal statutory rate to the Company’s effective tax rate for the years ended December 31, 2016 and 2015 is as follows:
	Year ended December 31,
	2016	2015
U.S. statutory rate	34.0%	(34.0)%
Tax-exempt interest	.7	(0.5)
Credit utilization	—	(2.7)
Prior year true-ups and other items	.3	(0.7)
Change in valuation allowance	(42.3)	—
Effective income tax rate	(7.3)%	(37.9)%

9.
Commitments and Contingencies

Leases
The Company has entered into an operating lease for office space in Mineola, NY that expires in 2022. The effects of scheduled rent increases are recognized on a straight-line basis over the lease term.
At December 31, 2016, future minimum rental commitments, exclusive of escalation clauses and maintenance costs, are as follows:
Year ending December 31,
2017	$812
2018	834
2019	856
2020	879
2021	902
2022	848
Total	$5,131

Rent expense for the years ended December 31, 2016 and 2015 totaled $629 and $254, respectively.
Litigation
The Company is a party to lawsuits arising in the normal course of business. These lawsuits generally seek to establish liability under insurance policies and occasionally seek punitive damages. In the opinion of the Company’s management, none of the cases, individually or collectively, are likely to result in judgments for amounts, after considering established loss reserves and reinsurance, which would have a material adverse effect on the Company’s financial condition or results of operations.
Service Agreements
The Company is also a party to several ongoing service agreements subject to cancellation at any time with up to sixty days prior written notice.

Interboro Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands)

Employment Agreements
The Company executes employment agreements with key members of management, which are renewed annually. The terms of the agreements include fixed salaries plus an annual bonus at the discretion of the Board of Directors based on performance of the Company and employee, and other discretionary factors.
Concentrations
The insurance company writes primarily personal automobile and homeowners insurance in New York. The company’s financial position, results of operations and cash flows are susceptible to risks as a result of these concentrations. In addition, the Company writes a significant amount of business through brokers and a credit risk exists should any of these brokers be unable to fulfill their obligations with respect to the payment of insurance balances.
The creditworthiness of the counterparty is evaluated by the Company, taking into account credit ratings assigned by independent agencies. The credit approval process involves an assessment of factors, including, among others, the counterparty, country and industry credit exposure limits. Collateral may be required, at the discretion of the Company, on certain transactions based on the creditworthiness of the counterparty.
The Company’s fixed income investment portfolio is managed in accordance with guidelines that have been tailored to meet specific investment strategies, including standard of diversification, which limit the allowable holdings to any single issue. The Company reported no investment in excess of 10% of the Company’s surplus at December 31, 2016 and 2015, other than investments issued or guaranteed by the United States government or its agencies.
Letter of Credit
A provision of the purchase agreement for the AOIC business between OneBeacon and Interboro Holdings, Inc. included for Interboro Holdings, Inc. to also acquire AOIC business which was written on OneBeacon company paper via a reinsurance agreement. A provision of the reinsurance agreement required that AOIC maintain an irrevocable standby letter of credit at 105% of the amount of reserves of the reinsured block of business. At the purchase date, reserves were $12,962. AOIC placed a letter of credit with JP Morgan Chase Bank for the amount or $13,610. As the reinsured reserves change, the amount of the letter of credit also can change upon the approval of both parties. At December 31, 2016, the letter of credit amount was $236.
10. Related Party Transactions
Effective January 1, 2012, MIC entered into an administrative service agreement with an affiliated company, Interboro Management, to provide certain administrative and management services to the insurance company. The insurance company reimburses Interboro Management for all associated costs provided that the amounts are not greater than the amounts the company would expend for such services.
As a result of this administrative services agreement, the Company at times has amounts due from (to) various related parties. The amounts due from (to) at December 31, 2016 and 2015 are as follows:
	December 31,
	2016	2015
Interboro LLC (parent)	$(28)	$2,040
Interboro Insurance Company (affiliate)	—	(1,035)
Net due from (to) parent	$(28)	$1,005

Interboro Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands)

In April 2016, the due from Interboro LLC in the amount of  $1,173 was deemed uncollectible and recorded as a distribution to the parent by the Company.
Beginning in 2012, MIC participates in a qualified defined contribution 401(k) plan sponsored by Interboro Management. The plan includes a company match of dollar for dollar up to 3% of an employee’s compensation. Interboro Management allocates amounts to the Company based upon salary ratios. The Company contributed $115 and $103 in matching contributions for the years ended December 31, 2016 and 2015, respectively.
11.
Statutory Information

The Company’s insurance subsidiaries are subject to insurance laws and regulations in the jurisdictions in which they operate. These regulations include certain restrictions on the amount of dividends or other distributions available to unit holders.
Under the insurance laws of New York State, the insurance company is restricted (on basis of lower of 10% of the company’s statutory surplus at the end of the preceding twelve-month period or 100% of the company’s adjusted net investment income for the prior twelve month period) as to the amount of dividends they may declare or pay in any twelve month period without prior approval of the New York Department of Financial Services (the “NYDFS”). As of December 31, 2016, the maximum amount of dividends that may be paid without approval of the NYDFS is $-0-. Further, under New York State law, the company may pay cash dividends only from earned surplus on a statutory basis. No dividends were declared or paid by MIC in 2016.
The Company’s insurance subsidiary is subject to certain risk-based capital (“RBC”) requirements as specified by the National Association of Insurance Commissioners. Under such requirements, the amount of capital and surplus maintained by a property and casualty insurance company is to be determined on various risk factors. As of December 31, 2016, the capital and surplus of Company’s insurance subsidiary did not exceed the RBC requirements.
Statutory combined capital and surplus and net loss of MIC at December 31, 2016 and 2015 was as follows:
	December 31,
	2016	2015
Statutory capital and surplus	$5,714	$13,793
Statutory loss	(5,464)	(6,053)
The Company’s insurance subsidiaries file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by insurance regulators. Statutory net income and statutory surplus, as reported to the insurance regulatory authorities, differ in certain respects from the amounts prepared in accordance with GAAP. The main differences between statutory net income and GAAP net income relate to deferred acquisition costs, deferred income taxes, unrealized appreciation or decline in value of investments and non-admitted assets.
12.
Subsequent Events

The Company has performed an evaluation of subsequent events through April 3, 2017, which is the date the consolidated financial statements were available to be issued and has considered any relevant matters in the preparation of the consolidated financial statements and notes.
In November 2016, Special Diversified Opportunities Inc. (“SDOI”) entered into a Stock Purchase Agreement (the “Agreement”) with Interboro LLC, the parent company of Interboro Holdings, Inc., to acquire the Company. Under the terms of the Agreement, SDOI will acquire all of the issued and outstanding common stock of Interboro Holdings, Inc. for $2,500 minus any Leakage as defined in the Agreement. This transaction is subject to regulatory approvals.

Appendix A
CONTRIBUTION AND EXCHANGE AGREEMENT
BY AND AMONG
SPECIAL DIVERSIFIED OPPORTUNITIES INC.,
STANDARD GENERAL MASTER FUND L.P.,
P STANDARD GENERAL LTD.
AND
STANDARD GENERAL FOCUS FUND L.P.
DATED AS OF NOVEMBER 25, 2016

A-i

A-ii

CONTRIBUTION AND EXCHANGE AGREEMENT
THIS CONTRIBUTION AND EXCHANGE AGREEMENT, dated as of November 25, 2016 (this “Agreement”), is made by and among Special Diversified Opportunities Inc., a Delaware corporation (the “Company”), Standard General Master Fund L.P., a Cayman Islands limited partnership (“SG Master Fund”), P Standard General Ltd., a British Virgin Islands company (“PSG”) and Standard General Focus Fund L.P., a Delaware limited partnership (“SG Focus Fund” and, together with SG Master Fund and PSG, the “SG Parties” and each, a “SG Party”).
W I T N E S S E T H:
WHEREAS, each SG Party is the beneficial owner of, or has the contractual right to acquire beneficial ownership of prior to the Closing (as defined herein), certain shares of voting common stock, par value $0.01 par value per share (the “Turning Point Common Stock”) of Turning Point Brands, Inc., a Delaware corporation (“Turning Point”), including the number of shares of Turning Point Common Stock set forth opposite such SG Party’s name under the heading “Contributed Shares” on Exhibit A attached hereto (such SG Party’s “Contributed Shares”);
WHEREAS, the SG Parties have certain rights to cause the voting, investment and disposition (“Disposition Rights”) of certain shares of Turning Point Common Stock that are not Contributed Shares and are held by one or more third parties (“Additional Persons”), including the number of shares of Turning Point Common Stock set forth under the heading “Additional Shares” on Exhibit A attached hereto (the “Additional Shares”);
WHEREAS, the SG Parties and the Company desire for each SG Party to contribute its Contributed Shares, and cause certain Additional Shares subject to Disposition Rights to be contributed, to the Company in exchange for newly-issued shares of Class A Common Stock (as defined herein) at the Closing, upon the terms and subject to the conditions of this Agreement (the “Exchange”);
WHEREAS, the board of directors of the Company (the “Board of Directors”), acting upon the unanimous recommendation of the special committee (the “Special Committee”) formed to evaluate the Transaction (as defined herein), has determined that it is advisable and in the best interests of the Company and its stockholders to (i) immediately prior to the Closing, amend and restate the certificate of incorporation of the Company in substantially the form attached hereto as Exhibit B (the “Interim Amended Charter”), to provide for, among other things, (x) the reclassification (the “Reclassification”) of every ten (10) shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) into one (1) share of new class of common stock, par value $0.01 per share, designated as “Class A Common Stock” (the “Class A Common Stock”) and (y) the authorization for issuance of an additional class of common stock, par value $0.01 per share, designated as “Class B Common Stock” (the “Class B Common Stock”) (the “Interim Amendment”), (ii) at the Closing, consummate the Exchange, (iii) immediately following the Closing, distribute a dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock (the record date for such dividend to occur immediately following the completion of the Exchange) (the “Dividend”) and (iv) following the distribution of the Dividend, amend and restate the certificate of incorporation of the Company in substantially the form attached hereto as Exhibit C (such form, the “Final Amended Charter”, and such amendment and restatement, the “Final Amendment”, and, together with the Interim Amendment, the Exchange, the Dividend and the other transactions contemplated by this Agreement, the “Transaction”);
WHEREAS, the Board of Directors, acting upon the unanimous recommendation of the Special Committee, has (a) determined that this Agreement and the Transaction are advisable and in the best interest of the Company and its stockholders, (b) declared it to be advisable for the Company to enter into this Agreement and to consummate the Transaction, (c) duly approved this Agreement and the Transaction, which approval has not been rescinded or modified, (d) determined, pursuant to the Section 382 Rights Agreement, that the Transaction constitutes an “Exempt Transaction” and that the SG Parties constitute “Exempt Persons” with respect to the Transaction and (e) determined to recommend approval of the Interim Amendment and the Final Amendment to the Company’s stockholders and submit the Interim Amendment and the Final Amendment to the Company’s stockholders for consideration in accordance with this Agreement;

WHEREAS, as a condition and inducement to the SG Parties entering into this Agreement and incurring the obligations set forth herein, the Company and the SG Parties are entering into a Registration Rights Agreement in the form attached hereto as Exhibit D (as amended or modified from time to time, the “Registration Rights Agreement”) pursuant to which the SG Parties will, effective upon the Closing, have certain registration rights in respect to the shares of Class A Common Stock and Class B Common Stock owned by them; and
WHEREAS, for U.S. federal income Tax purposes, it is intended that the Exchange qualify as a transfer described in Section 351(a) of the Code and the Treasury regulations promulgated thereunder.
NOW, THEREFORE, in order to implement the foregoing and in consideration of the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
The Contribution and Exchange
Section 1.1   The Exchange; Exchange Ratio.
(a) Subject to the terms and conditions set forth herein, at the Closing, each SG Party shall (i) contribute, convey, assign, transfer and deliver to the Company its Contributed Shares and (ii) cause to be contributed, conveyed, assigned, transferred and delivered to the Company the Additional Shares subject to such SG Party’s Disposition Rights, in exchange for the issuance by the Company to such SG Party (or, in the case of Additional Shares, the applicable Additional Person) of a number of fully paid and non-assessable shares of Class A Common Stock obtained by multiplying (x) the number of Contributed Shares to be contributed by such SG Party (or the number of Additional Shares contributed by the applicable Additional Person, as applicable) by (y) the Exchange Ratio. The “Exchange Ratio” shall be equal to the lesser of  (a) the 30-Day Trailing Turning Point VWAP divided by the Pro Forma Book Value Per Share of the Company or (b) the 30-Day Trailing Turning Point VWAP divided by the 30-Day Trailing Company VWAP. The number of Contributed Shares may be increased, but not decreased, by each SG Party pursuant to Section 1.3(a)(i). The number of Additional Shares may be increased or decreased by each SG Party pursuant to Section 1.3(a)(i), provided that the number of Additional Shares may be decreased pursuant to Section 1.3 (a)(i) only to the extent that the number of Contributed Shares is increased by an equal amount.
(b) Any fraction of a share of Class A Common Stock issuable by the Company in the Exchange shall instead be rounded up to the nearest whole share if such fraction is equal to or greater than .5 and rounded down to the nearest whole share if such fraction is less than .5.
Section 1.2   Closing.   Subject to the terms and conditions of this Agreement, the closing of the Exchange (the “Closing”) shall take place at 10:00 a.m., New York City time, on the second Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of all of the conditions set forth in Article V (other than delivery of items to be delivered at the Closing and other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or (to the extent permitted by applicable Law) waiver of such conditions at the Closing) at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York, 10022, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to herein as the “Closing Date.”
Section 1.3   Transactions to be Effected at the Closing.
(a) At the Closing, each of the SG Parties shall:
      (i) deliver to the Company a certificate duly executed by an authorized officer of such SG Party (each, a “Closing Contribution Certificate”), setting forth (i) the number, if any, of additional shares of Turning Point Common Stock to be contributed by such SG Party in the Exchange, such shares to be deemed to be Contributed Shares for all purposes under this Agreement following delivery of the applicable Closing Contribution Certificate, and (ii) the number of Additional Shares subject to such SG Party’s Disposition Rights that such Applicable SG Party will cause to be contributed in the Exchange and the identity of each applicable Additional Person;
      (ii) request that Turning Point instruct its designated transfer agent to credit the aggregate number of such SG Party’s Contributed Shares (and the aggregate number of any Additional Shares subject to such SG Party’s Disposition Rights that such SG Party will cause to be contributed in the Exchange) to the Company’s balance account with such transfer agent, with such accompanying instruments and documentation (including stock certificates, properly endorsed or accompanied by duly executed stock powers, as applicable) as may be required by such transfer agent to effect the transfer of such Contributed Shares and Additional Shares; and
      (iii) deliver to the Company each of the documents, certificates and items required to be delivered by such SG Party pursuant to Section 5.2.
(b) At the Closing, the Company shall:
      (i) instruct its designated transfer agent to credit to each SG Party’s balance account with such transfer agent (or to any Additional Person’s balance account with such transfer agent, as applicable) a number of newly-issued, fully paid and non-assessable shares of Class A Common Stock equal to (subject to Section 1.1(b)) the product of  (x) the number of Contributed Shares contributed to the Company by such SG Party at the Closing (or the number of Additional Shares contributed to the Company by any Additional Person at the Closing, as applicable), multiplied by (y) the Exchange Ratio, with such accompanying documentation as may be required by such transfer agent to effect the transfer of such shares of Class A Common Stock; and
      (ii) deliver to the SG Parties each of the documents, certificates and items required to be delivered by the Company pursuant to Section 5.3.
Section 1.4   The Dividend.   Immediately following the Closing, the Company shall distribute the Dividend (which dividend shall have a record date immediately following the completion of the Exchange).
Section 1.5   Tax Treatment.   For U.S. federal income Tax purposes, it is intended that the Exchange qualify as a transfer described in Section 351(a) of the Code and the Treasury regulations promulgated thereunder.
Section 1.6   Transfer Taxes.   The Company shall be solely responsible for the timely payment of any sales, use, VAT, property transfer, documentary, stamp, registration, recording or similar Taxes and fees (“Transfer Taxes”) arising out of or in connection with or attributable to the Exchange. The Company and the SG Parties shall use reasonable efforts and cooperate in good faith to exempt the Exchange from any such Transfer Taxes. The Company shall prepare and timely file all Tax Returns required to be filed in respect of any such Transfer Taxes; provided, however, that in the event any such Tax Return requires execution by the SG Parties, the Company shall prepare and deliver to the SG Parties a copy of such Tax Return at least five Business Days before the due date thereof, and the SG Parties shall promptly execute such Tax Return and deliver it to the Company, which shall cause it to be filed.
ARTICLE II
Representations and Warranties of the SG Parties
Each SG Party, severally, and not jointly or jointly and severally, represents and warrants to the Company that all of the statements contained in this Article II are true and correct as of the date of this Agreement, or if made as of a specified date, as of such date.
Section 2.1   Ownership of the Contributed Shares.
(a) As of the date of this Agreement, such SG Party is the beneficial owner, or has the contractual right to acquire beneficial ownership prior to the Closing, of the Contributed Shares set forth opposite such SG Party’s name on Exhibit A, and, as of the Closing, such SG Party shall be the beneficial owner of such Contributed Shares. Such SG Party has as of the date of this Agreement, and will have as of the Closing, good and marketable title to the Contributed Shares owned by it as of such date, free and clear of all Liens other than Permitted Liens. The Contributed Shares to be delivered by such SG Party at the Closing shall be delivered by such SG Party to the Company free and clear of all Liens other than the Permitted Liens. With respect to any Additional Shares subject to such SG Party’s Disposition Rights, as of the Closing, the applicable Additional Person will have, as of the Closing, good and marketable title to such Additional Shares, free and clear of all Liens other than Permitted Liens. The Additional Shares to be delivered at the Closing shall be delivered by or on behalf of the applicable Additional Person to the Company free and clear of all Liens other than the Permitted Liens.
(b) Such SG Party, and each Additional Person with respect to any Additional Shares subject to such SG Party’s Disposition Rights, is not a party to any Contract (i) restricting the purchase or transfer of, (ii) relating to the voting of, (iii) requiring the repurchase, redemption or disposition of, or (iv) containing any right of first refusal with respect to the Contributed Shares (or Additional Shares, as applicable) beneficially owned by it, in each case other than any Contract setting forth such SG Party’s Disposition Rights.
Section 2.2   Organization and Authority.   Such SG Party is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transaction. The execution, delivery and performance of this Agreement and the consummation by the SG Parties of the Transaction have been duly and validly authorized by all necessary corporate, partnership, limited liability company or other applicable action of such SG Party, and such SG Party has taken all other actions required by applicable Law and its Organizational Documents to consummate the Transaction. This Agreement has been duly and validly executed and delivered by such SG Party and, assuming due authorization, execution and delivery by the other parties hereto, is a legal, valid and binding obligation of such SG Party, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (regardless of whether considered in a proceeding in equity or at Law).
Section 2.3   No Conflict; Required Filings or Consents.
(a) No Conflict.   The execution, delivery and performance of this Agreement by such SG Party do not, and the consummation by such SG Party of the Transaction and compliance by such SG Party with the provisions of this Agreement will not, conflict with, result in any violation, breach of or default under (with or without notice or lapse of time, or both), require any consent, waiver or approval under, give rise to any right of termination, cancellation or acceleration of any right, obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets (including intangible assets) of such SG Party or any restriction on the conduct of any of the businesses or operations of such SG Party under (i) any of the Organizational Documents of such SG Party, (ii) any Contract to which such SG Party or its Contributed Shares are bound, (iii) any Contract to which any Additional Person or any Additional Shares subject to such SG Party’s Disposition Rights are bound or (iv) any SG Party Permit or, subject to the governmental filings and other matters referred to in Section 2.3(b), any Law applicable to such SG Party or its properties or assets, except in the case of clauses (ii)-(iv) as would not reasonably be likely to be, individually or in the aggregate, materially adverse to the ability of such SG Party to consummate the Transaction.
(b) Required Filings or Consents.   No consent, approval, Order or authorization or permit of, action by, or in respect of, or registration, declaration or filing with, or notification to any Governmental Authority is required to be made, obtained, performed or given by or with respect to such SG Party in connection with the execution, delivery and performance of this Agreement by such SG Party or the consummation by such SG Party of the Transaction, except for (i) compliance with, and filings under, the HSR Act, and any applicable filings or notifications under any other Competition Laws, (ii) such reports under, or other applicable requirements of, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the Transaction and (iii) such consents, approvals, Orders, authorizations, permits, actions, registrations, declarations, filings or notifications, the failure of which to be made, obtained, performed or given as have not had and would not reasonably be likely to have, individually or in the aggregate, a material adverse effect on the ability of such SG Party to consummate the Transaction.

Section 2.4   Accredited Investor; Acquisition for Own Account.
(a) Accredited Investor.   Such SG Party (and each Additional Person with respect to any Additional Shares subject to such SG Party’s Disposition Rights) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the transactions contemplated by this Agreement, has the ability to bear the economic risks of the investment and is an “accredited investor” as defined in Rule 501 (without regard to Rule 501(a)(4)) of Regulation D, promulgated under the Securities Act.
(b) Acquisition for Own Account.   The shares of Class A Common Stock to be issued to such SG Party (and to any Additional Person with respect to any Additional Shares subject to such SG Party’s Disposition Rights) in the Transaction are being acquired for such SG Party’s (or such Additional Person’s, as applicable) own account and with no intention of distributing or reselling such shares of Class A Common Stock or any part thereof in any transaction that would be in violation of the securities Laws of the United States and any state of the United States, without prejudice, however, to the rights of such SG Party (or such Additional Person, as applicable) at all times to sell or otherwise dispose of all or any part of such shares of Class A Common Stock in a transaction that does not violate the Securities Act, under an effective registration statement under the Securities Act or under an exemption from such registration available under the Securities Act, and in compliance with other applicable state and federal securities Laws.
Section 2.5   Brokers and Advisors.   No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that will be payable by the Company or its Subsidiaries in connection with the Transaction based upon arrangements made by or on behalf of such SG Party.
Section 2.6   Information Supplied.   None of the information supplied or to be supplied by or on behalf of such SG Party specifically for inclusion in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement will, when it or any amendment or supplement is mailed to the Company’s stockholders and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 2.6, no representation or warranty is made by such SG Party with respect to information or statements made or incorporated by reference in the Proxy Statement or Form S-4 that (i) was not supplied by or on behalf of such SG Party specifically for inclusion or reference therein or (ii) relates to Turning Point.
ARTICLE III
Representations and Warranties of the Company
Except as set forth in the Company Disclosure Schedule, the Company represents and warrants to the SG Parties that all of the statements contained in this Article III are true and correct as of the date of this Agreement, or if made as of a specified date, as of such date.
Section 3.1   Organization.
(a) Organization, Standing and Corporate Power.   The Company and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction in which it is incorporated, and has all requisite corporate power and authority and all requisite approvals from any Governmental Authorities necessary to own, lease and operate its properties and assets and to carry on its business as currently conducted. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties and assets makes such qualification, licensing or good standing necessary, in each case in all but de minimis respects.

(b) Organizational Documents.   The Company has delivered or made available to the SG Parties, prior to the execution of this Agreement, true, correct and complete copies of the Organizational Documents of the Company and each of its Subsidiaries, and each such instrument is in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of its Organizational Documents.
(c) Subsidiaries.   Except as set forth in Section 3.1(c) of the Company Disclosure Schedule, the Company does not have any direct or indirect Subsidiaries. All the outstanding shares of capital stock of, or other equity interest in, the Subsidiaries of the Company have been validly issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, in each case, (i) free and clear of all Liens (other than restrictions under applicable securities Laws), (ii) free of pre-emptive rights and (iii) free and clear of any other restriction on the right to vote or sell the same, except as may be provided as a matter of Law.
Section 3.2   Capital Structure of the Company.   The Company represents and warrants that:
(a) As of the date hereof, the authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 20,920,648 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of the close of business on November 25, 2016, (i) 21,444,267 shares of Company Common Stock were issued and 21,037,640 shares of Company Common Stock were outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 406,627 shares of Company Common Stock were held by the Company in its treasury, and (iv) no shares of Company Preferred Stock were held by the Company in its treasury. All of the outstanding shares of Company Common Stock have been duly authorized. All of the shares of Class A Common Stock to be issued in the Transaction have been duly authorized and will be, when issued in accordance with the terms hereof, validly issued, fully paid, non-assessable and free of pre-emptive rights. As of the date of this Agreement, except as set forth above or as disclosed in Section 3.2(a) of the Company Disclosure Schedule, there are no (A) shares of capital stock of the Company authorized, issued or outstanding, (B) existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, Contracts or binding commitments of any character, relating to the issued or unissued capital stock of the Company or any of its Subsidiaries, any obligation of the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock of, or other equity interest in, the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, or to grant, extend or enter into any such option, warrant, call, subscription or other right, Contract or binding commitment or (C) outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of the Company or any of its Subsidiaries or Affiliates or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.
(b) There are no contractual obligations for the Company or any of its Subsidiaries to file a registration statement under the Securities Act or which otherwise relate to the registration of any securities of the Company or its Subsidiaries under the Securities Act.
(c) No bonds, debentures, notes or other evidences of Indebtedness or other obligations of the Company having the right to vote (or which bonds, debentures, notes or other evidences of Indebtedness or other obligations are convertible into or exercisable for Company Common Stock having the right to vote) on any matters on which stockholders may vote (“Company Voting Debt”) are issued or outstanding.
(d) Except for the Transaction, there are no securities, options, warrants, calls, rights, commitments, Contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which either of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Company Voting Debt or other voting securities of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, Contract or undertaking.
(e) Except for the Transaction, neither the Company nor any of its Subsidiaries is a party to any Contract (i) restricting the purchase or transfer of, (ii) relating to the voting of, (iii) requiring the repurchase, redemption or disposition of, or (iv) containing any right of first refusal with respect to, any capital stock of the Company or any of its Subsidiaries.

(f) Other than the Subsidiaries listed in Section 3.1(c) of the Company Disclosure Schedule, the Company does not directly or indirectly beneficially own any securities or other beneficial ownership interests in any other entity. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to make any loan to, or any equity or other investment in (in the form of a capital contribution or otherwise), any of its Subsidiaries or any other Person.
Section 3.3   Authority; No Conflict.
(a) Authority.   The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the Transaction. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transaction, have been duly and validly authorized by all necessary corporate action on the part of the Company. The Company has taken all other actions required by applicable Law and its Organizational Documents, and no other corporate proceedings on the part of the Company are necessary, to authorize this Agreement or to consummate the Transaction, in each case, subject to receipt of the Company Stockholder Approval. This Agreement has been duly and validly executed and delivered by the Company. Assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (regardless of whether considered in a proceeding in equity or at Law).
(b) Requisite Corporate Approval.   The Board of Directors (acting upon the unanimous recommendation of the Special Committee) has (i) determined that this Agreement and the Transaction are advisable and in the best interests of the Company and its stockholders (other than the SG Parties), (ii) declared it to be advisable for the Company to enter into this Agreement and the Registration Rights Agreement and to consummate the Transaction, (iii) duly approved this Agreement, the Registration Rights Agreement and the Transaction, which approval has not been rescinded or modified (iv) determined, pursuant to the Section 382 Rights Agreement, that the Transaction constitutes an “Exempt Transaction” and that the SG Parties constitute “Exempt Persons” with respect to the Transaction and (v) determined to recommend approval of the Interim Amendment and the Final Amendment to the Company’s stockholders and submit the Interim Amendment and the Final Amendment to the Company’s stockholders for consideration in accordance with this Agreement.
(c) Opinion of Financial Advisor.   The Special Committee has received the opinion of its financial advisor, EP Securities LLC, to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, matters considered and qualifications and limitations set forth in such opinion, the Exchange Ratio is fair to the Company from a financial point of view. The Company will provide the SG Parties with an informational copy of EP Securities LLC’s written opinion promptly following the execution of this Agreement, it being understood that none of the SG Parties shall have the right to rely on such opinion.
(d) Voting Requirements.   The (i) approval of the Interim Amendment by the holders of a majority of the issued and outstanding shares of Company Common Stock (the “Company Stockholder Approval”) and (ii) approval of the Final Amendment by the holders of at least two-thirds of the voting power of the then outstanding Voting Stock (as defined in the Interim Amended Charter) (the “Final Amendment Approval”) are the only votes of the holders of any class or series of capital stock of the Company that are required in connection with the Company’s execution, delivery or performance of this Agreement and consummation of the Transaction.
(e) No Conflict.   The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Transaction and compliance by the Company with the provisions of this Agreement will not, conflict with, result in any violation, breach of or default under (with or without notice or lapse of time, or both), require any consent, waiver or approval under, give rise to any right of termination, cancellation or acceleration of any right, obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets (including intangible assets) of the Company or any of its Subsidiaries or any restriction on the conduct of any of the businesses or operations of the Company or any of its Subsidiaries under (i) any of the Organizational Documents of the Company or any of its Subsidiaries, (ii) any Contract to which the Company, any of its Subsidiaries or any of their respective properties or assets are bound or (iii) any Company Permit or, subject to the governmental filings and other matters referred to in Section 3.3(f), any Law applicable to the Company or any of its Subsidiaries or their respective properties or assets, except in the case of clauses (ii) and (iii) as have not had and would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.
(f) Required Filings or Consents.   No consent, approval, Order or authorization or permit of, action by, or in respect of, or registration, declaration or filing with, or notification to any Governmental Authority is required to be made, obtained, performed or given by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transaction, except for (i) compliance with, and filings under, the HSR Act, and any applicable filings or notifications under any other Competition Laws, (ii) the filing with the SEC of  (x) the Proxy Statement and (y) the registration statement on Form S-4 to be filed with the SEC by the Company in connection with the Transaction (the “Form S-4”), (iii) the information statement (as defined in Rule 14c-1 promulgated under the Exchange Act) to be filed with the SEC by the Company relating to the Final Amendment and the Final Amendment Approval (the “Information Statement”), (iv) such reports under, or other applicable requirements of, the Exchange Act and the Securities Act and the rules of the OTC Markets Group as may be required in connection with this Agreement or the Transaction and (v) such consents, approvals, Orders, authorizations, permits, actions, registrations, declarations, filings or notifications, the failure of which to be made, obtained, performed or given as have not had and would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.
(g) Anti-takeover.   No takeover, anti-takeover, business combination, control share acquisition or similar Law (including the restrictions contained in Section 203 of the Delaware General Corporation Law) applies to the execution, delivery and performance of this Agreement by the Company or the consummation of the Transaction.
Section 3.4   Company SEC Reports; Information Supplied; No Undisclosed Liabilities.
(a) Company SEC Reports.
      (i) Each report, registration statement, certification and definitive proxy statement which was required to be filed or furnished by the Company with the SEC since January 1, 2015 (the “Company SEC Reports”) did not at the time it was filed or furnished (and if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing and as so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
      (ii) As of the date of this Agreement, to the Knowledge of the Company, there are no unresolved SEC comments with respect to the Company SEC Reports.
      (iii) The financial statements of the Company contained in the Company SEC Reports (A) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), (B) fairly present, in all material respects, the financial position and consolidated results of operations and cash flows, as the case may be, of the Company and its Subsidiaries as of their respective dates or for the respective periods set forth therein, except that the unaudited interim financial statements were, are or will be subject to normal adjustments as will not be material to the Company and its Subsidiaries, taken as a whole, and (C) complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto.
(b) Information Supplied.   None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement will, when it or any amendment or supplement is mailed to the Company’s stockholders and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 3.4(b), no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form S-4 or the Proxy Statement that was not supplied by or on behalf of the Company specifically for inclusion or reference therein.
(c) No Undisclosed Liabilities.   The Company and its Subsidiaries do not have any liabilities or obligations (accrued, absolute, contingent or otherwise), other than liabilities or obligations (i) that are reflected on, reserved against or disclosed in the notes to the Company’s consolidated balance sheet included in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2016, (ii) that are disclosed in Section 3.4(c) of the Company Disclosure Schedule or (iii) that are not material to the Company and its Subsidiaries taken as a whole.
Section 3.5   Absence of Certain Changes or Events.   Since June 30, 2016, (i) the Company and its Subsidiaries have conducted their business in the ordinary course consistent with past practice, (ii) there has not been an event, occurrence, effect, change or circumstance that has had or would reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, and (iii) the Company and its Subsidiaries have not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 4.1, except in the case of the foregoing clauses (i) and (iii) for discussions and negotiations through the date hereof related to this Agreement and other potential strategic alliances and business acquisition transactions.
Section 3.6   Accredited Investor; Acquisition for Own Account.
(a) Accredited Investor.   The Company has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the transactions contemplated by this Agreement, has the ability to bear the economic risks of the investment and is an “accredited investor” as defined in Rule 501 (without regard to Rule 501(a)(4)) of Regulation D, promulgated under the Securities Act.
(b) Acquisition for Own Account.   The Contributed Shares and Additional Shares are being acquired for the Company’s own account and with no intention of distributing or reselling such Contributed Shares or Additional Shares or any part thereof in any transaction that would be in violation of the securities Laws of the United States and any state of the United States, without prejudice, however, to the rights of the Company at all times to sell or otherwise dispose of all or any part of such Contributed Shares or Additional Shares in a transaction that does not violate the Securities Act, under an effective registration statement under the Securities Act or under an exemption from such registration available under the Securities Act, and in compliance with other applicable state and federal securities Laws.
Section 3.7   OTCQB Listing.   The Company Common Stock is currently eligible to be traded on the OTCQB marketplace and the Company is in compliance with Section 2.3 of the OTCQB listing standards. Except as set forth in Section 3.7 of the Company Disclosure Schedule, there is no Action pending or, to the Knowledge of the Company, threatened against the Company by the OTCQB or FINRA with respect to any intention by such entity to prohibit or terminate the listing of such securities thereon.
Section 3.8   Investment Company.   Neither the Company nor any of its Subsidiaries is or, assuming (A) the Contributed Shares and the Additional Shares collectively represent at least more than fifty and one-tenth percent (50.1%) of the issued and outstanding shares of Turning Point Common Stock as of the Closing and (B) that Turning Point is not itself an “investment company” as defined under the Investment Company Act of 1940, following the consummation of the Transaction, will be an “investment company” as defined under the Investment Company Act of 1940, and neither the Company nor any of its Subsidiaries sponsors any Person that is such an investment company.
Section 3.9   Legal Proceedings; Orders.   Except as set forth on Schedule 3.9, there are no, and since January 1, 2015 there have been no, lawsuits, proceedings or other Actions pending or threatened against the Company or its Subsidiaries. Neither the Company nor any or its Subsidiaries is subject to any judgment, decree or order of a Governmental Authority or in breach or violation of any such judgment, decree or order. There are no civil, criminal or administrative actions, suits, investigations or other Actions pending or threatened against the Company or any of its Subsidiaries that could prevent it from consummating the Transaction contemplated hereby or which would otherwise be material to the Company or its Subsidiaries.
Section 3.10   Brokers and Advisors.   Except for fees and expenses payable to EP Securities LLC, which fees and expenses shall remain the obligation of the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction that will be payable by the Company or its Subsidiaries based upon arrangements made by or on behalf of the Company or its Subsidiaries.
Section 3.11   Tax Matters.
(a) The Company and each of its Subsidiaries have timely filed (taking into account any extension of time within which to file) all U.S. federal income Tax Returns and other material Tax Returns required to be filed by any of them, and all such Tax Returns are complete and accurate in all material respects;
(b) the Company and each of its Subsidiaries have paid or caused to be paid all Taxes that are required to be paid by any of them, except with respect to matters contested in good faith and for which adequate reserves have been established on the financial statements of the Company and each of its Subsidiaries, respectively, in accordance with GAAP;
(c) all Taxes required to be withheld by the Company or any of its Subsidiaries have been duly and timely withheld and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or properly set aside in accounts for such purposes;
(d) there are no audits, examinations, investigations, proceedings or other Actions pending or threatened in writing in respect of U.S. federal income or other material Tax matters of the Company or any of its Subsidiaries;
(e) none of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof;
(f) neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury regulations promulgated thereunder;
(g) neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company) or any combined or affiliated group or unitary group of taxpayers, (B) has any liability for the Taxes of any Person (other than the Company or any of its present or former Subsidiaries) under Treasury regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), under any other provision of Law imposing joint liability for Taxes or members of a consolidated, affiliated, combined or unitary group, or under any tax sharing agreement, tax indemnity agreement, or any other similar agreement or (C) has made an election under Section 108(i) of the Code;
(h) neither the Company nor any of its Subsidiaries has knowledge of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Exchange from qualifying as a transfer described in Section 351(a) of the Code and the Treasury regulations promulgated thereunder.
Section 3.12   Employee Benefit Plans; Employees.
(a) Except as set forth in Section 3.12(a) of the Company Disclosure Schedule, each Plan complies in all material respects with the applicable requirements of ERISA, the Code and other applicable Laws and has been maintained, administrated and operated in all material respects in accordance with its terms and all applicable Laws (including ERISA and the Code). There are no pending or, or to the Knowledge of the Company, threatened claims with respect to any Plan other than routine claims for benefits. None of the

Plans is presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor or any other Governmental Authority. Except as set forth in Section 3.12(a) of the Disclosure Schedule, the Company has no liabilities under any Plan.
(b) The Company and its Subsidiaries are not and have never been required to contribute to any Multiemployer Plan or other Plan subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 or 4971 of the Code. The Company and its Subsidiaries do not have any liability, including on behalf of any ERISA Affiliate of the Company, with respect to any Multiemployer Plan or any employee pension plan subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 or 4971 of the Code.
(c) Except as set forth in Section 3.12(c) of the Company Disclosure Schedule, no Plan provides for post-employment health or welfare benefits, other than coverage mandated by applicable Law.
(d) Except as set forth in Section 3.12(d) of the Company Disclosure Schedule, none of the execution and delivery of this Agreement, the Company Stockholder Approval, or the consummation of the Transaction (either alone or in combination with another event) will: (i) trigger any increase in severance pay upon any termination of employment; (ii) cause any payment, compensation or benefit to become due, or increase in the amount of any payment, compensation or benefit due, to any current or former employee, director, or consultant of the Company or any of its Subsidiaries or any beneficiary thereof; (iii) result in the acceleration of the time of payment or vesting or mandate any funding (through a grantor trust or otherwise) of any compensation or benefits; (iv) result in any material obligation pursuant to any of the Plans; (v) result in any limitation or restriction on the right of the Company or any of its Subsidiaries to merge, amend or terminate any of the Plans; or (vi) result in the payment of any amount that, individually or in combination with any other such payment, would constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code. No person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company or any of its Subsidiaries as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.
(e) The Company has one employee. There are no material disputes pending or, to the Knowledge of the Company, threatened between the Company or any of its Subsidiaries and any of their respective current or former employees, consultants, independent contractors or applicants for employment. The Company and its Subsidiaries are in material compliance with, and have no material liability with respect to, any applicable Laws respecting employment, employment practices, labor relations, employment discrimination, health and safety, terms and conditions of employment, classification of employees, employment of foreign nationals, or wages and hours (“Employment Matters”), and, except as set forth in Section 3.12(e) of the Disclosure Schedule, there is no Action pending or, to the Knowledge of the Company, threatened in writing by any Governmental Authority against the Company or any of its Subsidiaries in respect to any Employment Matters.
Section 3.13   Compliance with Laws; Permits; Environmental Matters.
(a) The Company and its Subsidiaries are, and since January 1, 2011 have been, in compliance with all applicable Laws and are not under investigation with respect to any violation of any applicable Law. Since January 1, 2011, neither the Company nor any of its Subsidiaries has received any communication from any Governmental Authority or any other Person alleging that the Company or any of its Subsidiaries is in violation of, is not in compliance with or has liability under any applicable Law. There are no Actions pending or threatened against or affecting the Company or any of its Subsidiaries, and there are no outstanding orders, judgments, consent decrees, injunctions, determinations or awards against or affecting the Company or any of the Subsidiaries arising under any applicable Law
(b) Except as set forth in Section 3.13(b) of the Company Disclosure Letter, (i) the Company and its Subsidiaries hold all of the Company Permits and are, and since January 1, 2011 have been, in compliance with the Company Permits, (ii) the Company Permits are valid and in full force and effect, (iii) neither the Company nor any of its Subsidiaries is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, any of the Company Permits and (iv) none of the Company Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the Transaction. Section 3.13(b) of the Company Disclosure Letter sets forth a list of each Company Permit and the issuing Governmental Authority.

(c) No Release of Hazardous Substances has occurred at, on, above, under or from any properties currently or formerly owned, leased, operated or used by the Company, any of its Subsidiaries or any predecessors in interest that requires remedial action by the Company or any of its Subsidiaries or would reasonably be expected to result in liability to the Company or any of its Subsidiaries under any Environmental Law. The Company has made available to the SG Parties copies of all environmental assessments, investigations and studies in the possession, custody or control of the Company or any of its Subsidiaries, relating to properties or assets currently or formerly owned, leased, operated or used by the Company or any of its Subsidiaries.
Section 3.14   Affiliate Transactions.   Except (a) as set forth in Section 3.14 of the Company Disclosure Letter and (b) Contracts between or among the Company and any of its wholly-owned Subsidiaries, neither the Company nor any of its Subsidiaries is party to any Contract or any other transaction with (i) any present or former employee, officer, director or equityholder of the Company or any of its Subsidiaries nor any immediate family members (including spouses) of any of the foregoing or (ii) any Affiliate of the Company or any holder of Company Common Stock (each, an “Affiliate Transaction”).
Section 3.15   Material Contracts.
(a) Section 3.15 of the Company Disclosure Letter contains a list of all Contracts material to the Company and its Subsidiaries, taken as a whole, to which the Company or any of its Subsidiaries is a party or any of their respective properties, assets or rights is bound.
(b) Each Contract disclosed or required to be disclosed in Section 3.15 of the Company Disclosure Letter (each, a “Material Contract”) is a valid and binding agreement of the Company or a Subsidiary of the Company (as applicable) and is in full force and effect, and none of the Company, any Subsidiary of the Company or any other party thereto is in default or breach under (or is alleged to be in default or breach in any material respect under) the terms of, or has provided or received any notice of any intention to terminate, any such Material Contract, and no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default thereunder or result in a termination thereof or would cause or permit the acceleration of or other changes of or to any right or obligation or the loss of any benefit thereunder. Complete copies of each Material Contract (including all modifications and amendments thereto and waivers thereunder) have been made available to the SG Parties.
ARTICLE IV
Covenants
Section 4.1   Conduct of the Company’s Business.   The Company agrees that, during the period from the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to its terms, except as (a) otherwise expressly permitted or required under or by this Agreement, (b) set forth in Section 4.1 of the Company Disclosure Schedule, (c) consented to by the SG Parties in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or (d) required by any Law, the Company shall, and shall cause its Subsidiaries to, operate in the ordinary course of business consistent with past practice and shall not, and shall cause its Subsidiaries not to, take any action or fail to take any action, that if taken or failed to be taken during the period from the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to its terms, would (or which would be reasonably expected to) delay or impede the consummation of the Transaction. Without limiting the generality of the foregoing, except as otherwise expressly permitted or required by this Agreement or as consented to by the SG Parties in writing (which consent shall not be unreasonably withheld, conditioned or delayed), neither the Company nor any of its Subsidiaries shall:
(a) adopt or propose any change to its Organizational Documents;
(b) issue, pledge, dispose of, transfer or sell any capital stock, notes, bonds or other securities (or any option, warrant or other right to acquire the same), redeem, purchase or otherwise acquire any of the foregoing or effect any recapitalization, stock split, reclassification or like change in capitalization;

(c) (A) acquire, directly or indirectly, any business or equity interests of any other Person, (B) merge or consolidate with any other Person or (C) acquire, directly or indirectly, or lease, sell, assign, divest, transfer or otherwise dispose of any assets, properties or rights that would be material to the Company and its Subsidiaries, taken as a whole;
(d) make any loans, advances, guarantees or capital contributions to or investments in any person;
(e) create, incur, assume or guarantee any Indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any debt security;
(f) change any material method of accounting or accounting practice or policy used by the Company or any of its Subsidiaries, other than such changes as are required by GAAP or applicable Law;
(g) make or authorize any payment of, or commitment for, capital expenditures;
(h) (A) cancel, forgive, pay, discharge, satisfy, compromise, or settle any material Action, debt or obligation or (B) initiate any material Action;
(i) enter into, amend, modify, terminate or waive any material right under any material Contract or Affiliate Transaction;
(j) take any action if, as a result of such action, any representation or warranty of the Company hereunder would become untrue or inaccurate in any respect at, or as of any time prior to, the Closing;
(k) declare or pay dividends or make distributions or other transfers;
(l) except as required by applicable Law or the terms of any existing Plan or Contract, (A) increase in any manner the compensation or benefits of, or pay any bonus to, any employee of the Company or any of its Subsidiaries; (B) accelerate the vesting or payment of, or fund or in any other way secure the payment of, any compensation or benefits under any Plan or (C) adopt, enter into, terminate, amend, extend or renew any Plan;
(m) make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any material Tax Return or file any claim for a material Tax refund, enter into any material closing agreement, settle any material Tax claim, audit or assessment or surrender any right to claim a material Tax refund, offset or other reduction in Tax Liability; or
(n) agree or commit, in writing or otherwise, to do any of the foregoing.
Notwithstanding the foregoing, the Company may continue to pursue various strategic alliance and business acquisition transactions in the ordinary course of business, consistent with past practice.
Section 4.2   Voting of Turning Point Common Stock by the SG Parties.   Each SG Party agrees that, during the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to its terms, except as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or required by any Law, such SG Party shall not vote any shares, execute and deliver any written consent in lieu of any vote, or enter into any agreement to vote or execute and deliver a consent with respect to, any Contributed Shares or Additional Shares subject to such SG Party’s Disposition Rights in favor of any proposal to do any of the following:
(a) amend or otherwise change the Organizational Documents of Turning Point that would, directly or indirectly:
      (i) make any change in the authorized or issued capital stock or other equity interests of Turning Point; or
      (ii) split, combine or reclassify any of the capital stock or other equity interests of Turning Point;
(b) take any action that would, directly or indirectly, result in the sale (by merger, consolidation, sale of stock or assets, joint venture, license out, or other business combination) of all or substantially all of the assets of Turning Point;
(c) take any action that would, directly or indirectly, result in the merger or consolidation of Turning Point or its Subsidiaries with any Person;

(d) approve or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, bankruptcy, merger or other reorganization of Turning Point; or
(e) enter into or modify in any material respect any agreement with respect to the voting of the capital stock of Turning Point.
Notwithstanding anything in this Agreement to the contrary, (a) no SG Party makes any agreement or understanding herein in any capacity other than in its capacity as a beneficial owner of shares of Turning Point Common Stock, and (b) nothing herein shall be construed to limit or affect any action or inaction by any Affiliate, officer, director or direct or indirect equityholder of any SG Party acting in his or her capacity as a director of Turning Point or any Subsidiary thereof.
Section 4.3   Company Stockholder Approval; Preparation of Form S-4 and Proxy Statement.
(a) The Company shall, as promptly as practicable following the date on which the Form S-4 has been filed with the SEC, and, as soon as practicable following the effectiveness of the Form S-4, duly establish a record date for, call, give notice of, convene and hold a meeting of the Company’s stockholders (the “Company Stockholder Meeting”) for the purpose of voting upon the approval of the Interim Amendment. The Company shall solicit from the Company Stockholders proxies in favor of the Interim Amendment in accordance with Delaware Law, shall submit the Interim Amendment for a vote of the Company Stockholders at the Company Stockholder Meeting and shall use its best efforts to secure the Company Stockholder Approval at the Company Stockholder Meeting. The notice of such Company Stockholder Meeting shall state that a resolution to adopt the Interim Amendment shall be considered at the Company Stockholder Meeting. Subject to the provisions of Section 4.4(b), neither the Board of Directors nor the Special Committee shall fail to make, withhold, withdraw, amend or modify in a manner adverse to the SG Parties its recommendation to the Company’s stockholders for approval of the Interim Amendment.
(b) The Company shall prepare, and the Company shall file with the SEC as promptly as practicable, the proxy statement (the “Proxy Statement”) for use in connection with the solicitation of proxies from the Company’s stockholders for use at the Company Stockholder Meeting and the Form S-4, in which the Proxy Statement shall be included as a prospectus in connection with the registration under the Securities Act of the shares of Class A Common Stock and Class B Common Stock to be issued to Company’s stockholders (other than the SG Parties) in connection with the Transaction; provided, that prior to filing the Proxy Statement and Form S-4, the Company will provide drafts thereof to the SG Parties and their counsel, will give the SG Parties and their counsel reasonable time to review and comment thereon and will include any reasonable comments made by the SG Parties and their counsel in the Proxy Statement and Form S-4. Subject to the provisions of Section 4.4(b), the Proxy Statement shall include the Board of Directors’ recommendation to the Company’s stockholders for approval of the Interim Amendment. Each SG Party shall fully cooperate with the Company in the preparation of the Proxy Statement and Form S-4 and shall, upon request, furnish the Company with all information concerning it and its Affiliates as the Company may deem reasonably necessary or advisable in connection with the preparation of the Proxy Statement and Form S-4; provided, that in the event Turning Point does not provide such information to the SG Parties or instructs the SG Parties that information Turning Point has provided to the SG Parties may not be disclosed in the Proxy Statement or Form S-4, (a) to the extent that, to the Knowledge of the SG Parties, such information is not being made available for inclusion in the Proxy Statement or Form S-4, as the case may be, the SG Parties shall inform the Company thereof, and (b) the failure to provide such information of Turning Point shall not constitute a breach of this Section 4.3(b) by the SG Parties. The Company shall use its reasonable best efforts to cause the Form S-4 to be declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC) and, prior to the effective date of the Form S-4, the Company shall take all action reasonably required to be taken under applicable securities laws in connection with the issuance of Class A Common Stock and Class B Common Stock. As promptly as practicable after the Form S-4 shall have become effective, the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders (but in no event later than five Business Days following clearance of the effectiveness of the Form S-4). The Company shall not file with the SEC the Proxy Statement, the Form S-4 or any amendment or supplement thereto, and, to the extent permitted by Law, correspond or otherwise communicate in any material respect with the SEC or its staff with respect to the Proxy Statement and Form S-4 without providing the SG

Parties and their counsel a reasonable opportunity to review and comment thereon or participate therein. The Company shall use its reasonable best efforts to take all actions required under any applicable federal or state securities or “blue sky” Laws and the rules of the OTC Markets Group in connection with the issuance of shares of Company Common Stock in the Transaction and the Company will pay all filing fees incident thereto. The Company shall (i) as promptly as practicable after receipt thereof, provide the SG Parties and their counsel with copies of any written comments, and advise the SG Parties and their counsel of any oral comments, with respect to the Proxy Statement or the Form S-4 (or any amendment or supplement thereto) received from the SEC or its staff, (ii) include in the Company’s written response to such comments any comments reasonably proposed by the SG Parties and their counsel, and (iii) provide the SG Parties and their counsel a reasonable opportunity to participate in any discussions or meetings with the SEC. The Company shall advise the SG Parties, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for an amendment or revisions to the Proxy Statement or the Form S-4 or any receipt of a request by the SEC or its staff for additional information in connection therewith. If at any time prior to the Company Stockholder Meeting the Company discovers any information relating to the Company, its Subsidiaries or any of its or their respective partners, members, stockholders, directors, or officers, which should be set forth in an amendment or supplement to either the Proxy Statement or the Form S-4 so that the Proxy Statement or the Form S-4, as the case may be, would not include a misstatement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company shall promptly (i) notify the SG Parties and (ii) prepare and file with the SEC an appropriate amendment or supplement to the Proxy Statement or Form S-4, as the case may be, describing such information and, to the extent required by applicable Law or the SEC or its staff, disseminate such information to the Company’s stockholders. The Company shall cause the Proxy Statement and the Form S-4 to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC. The Company shall notify the SG Parties promptly of the time when the Form S-4 has become effective, and of the issuance of any stop order or suspension of the qualification of the shares of Class A Common Stock or Class B Common Stock issuable in connection with the Transaction.
Section 4.4   No Solicitation.
(a) The Company shall immediately cease, and shall cause its Subsidiaries and Representatives to immediately cease, any discussions or negotiations with any Person that may be ongoing with respect to an Alternative Transaction, or any proposal that could be expected to lead to an Alternative Transaction, and shall request to have returned promptly any Confidential Information (as defined in the Confidentiality Agreement) that has been provided in any such discussion or negotiations. The Company shall not, shall not authorize or permit any of its Affiliates or any of its or their officers, directors or employees to, and shall use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative (a “Representative”) retained by it or any of its Affiliates not to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or knowingly take any other action designed to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute or would reasonably be expected to lead to an Alternative Transaction or (ii) participate in any discussions or negotiations, or cooperate in any way with any person (or group of persons), with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute or would reasonably be expected to lead to an Alternative Transaction, except to notify such person (or group of persons) as to the existence of the provisions of this Section 4.4; provided, however, that if and only if, at any time prior to receipt of the Company Stockholder Approval, the Board of Directors receives any such proposal that does not result from a material breach of this Section 4.4, subject to compliance with Section 4.4(c), the Company and its Representatives may (A) furnish information with respect to the Company and its Subsidiaries to the person (or group of persons) making such proposal and its Representatives (provided that all such information has previously been provided to the SG Parties or is provided to the SG Parties prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement containing terms as to confidentiality generally no less restrictive than the terms of the Confidentiality Agreement, and (B) participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal (and its Representatives and financing sources). For purposes of this Agreement, “Alternative Transaction” means any of  (i) a transaction or series of transactions pursuant to which any person or group of persons other than the SG Parties and its Affiliates (such person or group of persons, a “Third Party”), acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 15% of the outstanding shares of Company Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, consolidation, share exchange or similar transaction pursuant to which any Third Party acquires or would acquire, directly or indirectly, assets or businesses of the Company or any of its Subsidiaries representing 15% or more of the revenues, net income or assets (in each case on a consolidated basis) of the Company and its Subsidiaries taken as a whole, (iii) any transaction pursuant to which any Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of subsidiaries of the Company and any entity surviving any merger or combination including any of them) of the Company or any of its Subsidiaries representing 15% or more of the revenues, net income or assets (in each case on a consolidated basis) of the Company and its Subsidiaries taken as a whole, or (iv) any disposition of assets to a Third Party representing 15% or more of the revenues, net income or assets (in each case on a consolidated basis) of the Company and its Subsidiaries, taken as a whole.
(b) Except as permitted by this Section 4.4(b), neither the Board of Directors nor any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, or fail to make, the approval or recommendation by such Board of Directors or such committee of the Interim Amendment, (ii) approve or recommend, or propose publicly to approve or recommend, any Alternative Transaction (any action in clause (i) or this clause (ii) being referred to as a “Recommendation Change”), provided, that nothing herein shall restrict or otherwise limit the Company from making accurate disclosure to its stockholders of factual information regarding the business, financial condition or results of operations of the Company or, so long as the Company provides the SG Parties with reasonable advance notice and a copy of the proposed disclosure, the fact that a proposal the consummation of which would constitute an Alternative Transaction has been made, the identity of the party making such proposal or the terms of such proposal (and such disclosure shall not be deemed to be a Recommendation Change), so long as the disclosure through which such factual information is conveyed is not contrary to or inconsistent with the recommendation of the Interim Amendment made by the Board of Directors; or (iii) cause or permit the Company or any of its Affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Alternative Transaction or requiring, or reasonably likely to cause, the Company to terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the consummation of the Interim Amendment, the Transaction or any other transaction contemplated by this Agreement (other than a confidentiality agreement referred to in Section 4.4(a)). Notwithstanding the foregoing, in the event that prior to receipt of the Company Stockholder Approval, the Board of Directors determines in good faith (and after consultation with outside counsel and a financial advisor of nationally recognized reputation, which shall include EP Securities LLC) that it has received a Superior Proposal, the Board of Directors may (subject to this and the following sentences) effect a Recommendation Change with respect to such Superior Proposal and terminate this Agreement in accordance with, and subject to, Section 6.1(f), but only prior to receipt of the Company Stockholder Approval and at a time that is after the fifth Business Day following the SG Parties’ receipt of written notice from the Company advising the SG Parties that the Board of Directors has received a Superior Proposal specifying the terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and stating that it intends to make a Recommendation Change; provided that in the event of a subsequent modification to the terms and conditions of such Superior Proposal, the Board of Directors may only effect a Recommendation Change after the third Business Day following the SG Parties’ receipt of written notice from the Company advising the SG Parties of the modification to such terms and conditions; and provided further that during such five or three Business Day notice period, as applicable, the Company engages (to the extent requested by the SG Parties) in good faith negotiations with the SG Parties to amend this Agreement in such a manner that the proposal to enter into an Alternative Transaction no longer constitutes a Superior Proposal. For purposes of this Agreement, a “Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a Third Party to enter into an Alternative Transaction (with all references to 15% in the definition of Alternative Transaction being treated as references to 50% for these purposes) that (A) did not result from a breach of Section 4.4(a), (B) is on terms that the Board of Directors determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation, which shall include EP Securities LLC) to be superior from a financial point of view to the Company’s stockholders to the transactions contemplated by this Agreement (including any changes to this Agreement that may be proposed by the SG Parties in response to such proposal to enter into an Alternative Transaction and the identity of the person making such proposal to enter into an Alternative Transaction), taking into account all relevant factors, including any break-up fees, expense reimbursement provisions, the form of consideration offered and the ability of the person making such proposal to obtain financing for such Alternative Transaction, and (C) is reasonably likely to be completed in a timely manner, taking into account all financial, regulatory, legal and other aspects of such proposal. In addition, notwithstanding anything in this Agreement to the contrary, at any time prior to receipt of the Company Stockholder Approval, if the Board of Directors determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation, which shall include EP Securities LLC) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, the Board of Directors may effect a Recommendation Change in response to an Intervening Event, but only at a time that is after the fifth Business Day following the SG Parties’ receipt of written notice from the Company advising the SG Parties of all information with respect to any such Intervening Event and stating that it intends to make a Recommendation Change and providing its rationale therefor, provided that during such five Business Day notice period the Company engages (to the extent requested by the SG Parties) in good faith negotiations with the SG Parties to amend this Agreement in such a manner that obviates the need for the Board of Directors to effect a Recommendation Change in response to such Intervening Event. The term “Intervening Event” shall mean a material event or change in circumstance that arises or occurs after the date of this Agreement that, prior to the date of this Agreement, was neither known nor foreseeable by the Board of Directors; provided, however, that in no event shall the receipt, existence or terms of an Alternative Transaction or any matter relating thereto or consequence thereof constitute an Intervening Event.
(c) In addition to the obligations of the Company set forth in Sections 4.4(a) and 4.4(b), the Company shall promptly, and in any event within 24 hours of receipt thereof, advise the SG Parties orally and in writing of any request for information or of any proposal relating to an Alternative Transaction, the terms and conditions of such request or proposal (including any changes thereto) and the identity of the person making such request or proposal. The Company shall (i) keep the SG Parties informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a current basis and (ii) provide to the SG Parties as soon as practicable after receipt or delivery thereof copies of all correspondence and other written materials exchanged between the Company or its Subsidiaries or any of their Representatives, on the one hand, and any person making such request or proposal, on the other hand, in each case that describes in any material respect any of the terms or conditions of any such request or proposal.
(d) Nothing contained in this Section 4.4 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided, however, that any such disclosure or statement that constitutes or contains a Recommendation Change shall be subject to the provisions of Section 4.4(b).
(e) Unless the Company has validly terminated this agreement pursuant to Section 6.1(f), no Recommendation Change shall relieve the Company from its obligations to submit the approval and adoption of the Interim Amendment to a vote of its shareholders at the Company Stockholder Meeting.
Section 4.5   Final Amendment Approval; Post-Closing Filings; Public Announcements.
(a) Following the distribution of the Dividend, and subject to receipt by the Company from the SG Parties of a written consent to adopt and approve the Final Amendment (the “Final Amendment Written Consent”), which shall constitute the Final Amendment Approval, the Company shall promptly file the preliminary Information Statement with the SEC and shall use its reasonable best efforts to (i) cause the

Information Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder, (ii) include any reasonable comments made by the SG Parties and their counsel in the Information Statement, (iii) cause the preliminary Information Statement to be cleared by the SEC as promptly as practicable after its filing with the SEC, (iv) file the definitive Information Statement with the SEC and cause the definitive Information Statement to be mailed (or otherwise electronically provided) to the Company stockholders as soon as permitted under the Exchange Act and (v) adopt the Final Amendment as soon as permitted under the Exchange Act by filing such Final Amendment with the Secretary of State of the State of Delaware.
(b) The Company shall file a Form 8-K with the SEC no later than four Business Days following the Closing that complies with Items 2.01(f), 5.06 and 9.01 of Form 8-K. Such Form 8-K shall be in form and substance reasonably acceptable to the SG Parties and their counsel prior to the Closing.
(c) Subject to Section 4.5(a) and Section 4.5(b), each party hereto agrees that it shall not, and shall cause its Affiliates and representatives not to, issue or cause the publication of any press release or other public statement or any written communications with respect to this Agreement or the Transaction without the prior written consent of the other parties hereto, not to be unreasonably withheld; provided, however, that nothing herein will prohibit any party from issuing or causing publication of any such press release or public announcement to the extent that such disclosure (a) is required (i) by applicable Law, (ii) in connection with any Action related to the Transaction or (iii) to comply with the disclosure requirements of the SEC, in which case the party making such determination will use its reasonable best efforts to allow the other parties hereto reasonable time to comment on such release or announcement in advance of its issuance or (b) contains only information that has already been included in a prior public statement made in accordance with this Section 4.5 and such party has provided the other parties hereto with advance notice of such press release or public announcement; provided, further, that, subject to the receipt of customary confidentiality undertakings, the SG Parties may issue or provide any communication or statements to any of their respective equityholders (and to any direct or indirect equityholders and limited partners thereof) and/or Affiliates with respect to this Agreement and the transactions contemplated by this Agreement.
Section 4.6   Reasonable Best Efforts; Antitrust Filings.
(a) Each party hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to this Agreement in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transaction. In furtherance and not in limitation of the foregoing, the Company and the SG Parties shall as promptly as practicable after the date of this Agreement (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transaction and all other necessary filings, forms, declarations, notifications, registrations and notices with other Governmental Authorities under any other Competition Laws relating to the Transaction, (ii) use their reasonable best efforts to obtain all other necessary actions, waivers, consents, licenses or permits, as applicable, authorizations, Orders and approvals from Governmental Authorities and the making of all other necessary registrations and filings (including filings with Governmental Authorities, if any), (iii) execute, deliver and perform any such additional instruments reasonably necessary to consummate the Transaction and to fully carry out the purposes of this Agreement and (iv) use their reasonable best efforts to provide all such information concerning such party, its Subsidiaries and its Subsidiaries’ officers, directors, employees and partners as may be reasonably requested in connection with any of the matters set forth in this Section 4.6(a).
(b) Each party hereto shall use its reasonable best efforts to respond at the earliest practicable date to any requests for additional information made by the Federal Trade Commission, the United States Department of Justice or any other Governmental Authorities, and act in good faith and reasonably cooperate with the other parties hereto in connection with any investigation of any Governmental Authority. Each party hereto shall use its reasonable best efforts to furnish to each other all information required for any filing, form, declaration, notification, registration and notice. The parties will consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to any Competition Law.
(c) Notwithstanding the foregoing, in no event shall a party hereto be required to (a) commence or threaten to commence litigation, (b) agree to hold, separate, divest, license or cause a third party to purchase, any of the assets or businesses of such party or its Affiliates or Subsidiaries, or (c) otherwise agree to any restrictions on the businesses of such party or its Affiliates or Subsidiaries in connection with avoiding or eliminating any restrictions to the consummation of the Transaction under any Competition Law.
Section 4.7   Fees and Expenses.   Except as set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transaction shall be paid by the party incurring such fees or expenses. Notwithstanding the foregoing, (i) following the date hereof, the Company shall promptly pay or reimburse any Turning Point Expenses as and when requested, and (ii) in the event the Transaction is consummated, the Company shall promptly pay or reimburse the SG Parties for any SG Party Expenses that have not been previously paid or reimbursed by the Company and that are either (x) Turning Point Expenses or (y) fees and expenses of counsel and any related fees, expenses and disbursements.
Section 4.8   Stockholder Litigation.   The Company shall keep the SG Parties reasonably informed with respect to the defense or settlement of any stockholder Action against it and its directors relating to the Transaction; provided, however, that the Company shall not be required to provide any information in any manner that would result in the loss of protection of legal privilege, attorney-client work product or similar privilege or protection. The Company shall give the SG Parties the opportunity to consult with it regarding the defense or settlement of any such stockholder Action and shall not settle any such Action without the SG Parties’ prior written consent (such consent not to be unreasonably withheld or delayed).
Section 4.9   Listing of Company Common Stock.   The Company shall use its reasonable best efforts to cause the Class A Common Stock to be issued in the Transaction to be approved for trading on the OTCQB prior to the Closing.
Section 4.10   Turning Point Registration Rights.   The SG Parties shall use their reasonable best efforts to cause their rights with respect to the Contributed Shares and any rights with respect to the Additional Shares subject to any Disposition Rights under the Registration Rights Agreement, dated May 10, 2016, by and among Turning Point and the stockholders named therein, to be transferred to the Company at the Closing.
Section 4.11   Access to Information; Confidentiality.
(a) From the date hereof until the Closing, the Company shall (i) give the SG Parties and their respective Representatives full access to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to the SG Parties and their Representatives such financial and operating data and other information relating to the Company and its Subsidiaries as such Persons may reasonably request and (iii) instruct its Representatives and Affiliates thereof to cooperate with the SG Parties in their investigation of the Company and its Subsidiaries. No investigation by any SG Party or other information received by any SG Party shall operate as a waiver or otherwise affect any representation, warranty, covenant or agreement given or made by the Company in this Agreement.
(b) From and after the Closing, the Company shall promptly afford the SG Parties and their respective Representatives reasonable access to the books and records, information, employees and auditors of the Company and its Subsidiaries to the extent necessary or useful for any SG Party or Affiliate thereof in connection with any audit, investigation, dispute or Action.
(c) Anything to the contrary in Sections 4.11(a) or 4.11(b) notwithstanding, (i) access rights pursuant to Sections 4.11(a) or 4.11(b) shall be exercised in such manner as not to interfere unreasonably with the conduct of the Company’s business and (ii) the Company may withhold any document (or portions thereof) or information (A) that is subject to the terms of a non-disclosure agreement with a third party, (B) that may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by such party’s counsel, constitutes a waiver of any such privilege or (C) if the provision of access to such document (or portion thereof) or information, as determined by such party’s counsel, would reasonably be expected to conflict with applicable Laws; provided, that the Company shall use its reasonable best efforts to provide such information in a manner that is not inconsistent with the foregoing.
(d) All information provided to the SG Parties pursuant to this Section 4.11 prior to the Closing shall be held by the SG Parties as Confidential Information (as defined in the Confidentiality Agreement) and shall be subject to the Confidentiality Agreement, the terms of which are incorporated herein by reference.

Section 4.12   Certificate of Elimination.   Prior to the Closing, the Company shall execute and file with the Secretary of State of the State of Delaware a certificate of elimination to eliminate the Series A Convertible Preferred Stock of the Company pursuant to and in accordance with Section 151(g) of the Delaware General Corporation Law.
Section 4.13   Board of Directors.   Prior to the Closing, in accordance with Article VII of the certificate of incorporation of the Corporation, the Board of Directors shall, by the affirmative vote of at least two-thirds of the Board of Directors, duly adopt resolutions to (i) increase the size of the Board of Directors by one director and (ii) appoint a designee of the SG Parties as a “Class I Director” (as such term is used in the certificate of incorporation of the Corporation) to fill the resulting vacancy on the Board of Directors, effective as of the Closing.
Section 4.14   No Other Representations and Warranties.
(a) Except for the representations and warranties contained in Article II or the Registration Rights Agreement, the Company acknowledges and agrees that none of the SG Parties or any other Person on behalf of any of the SG Parties makes, nor has the Company relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to any of the SG Parties or with respect to any other information provided to or made available to the Company in connection with the Transaction. Subject to Sections 2.6 and 4.3(b), none of the SG Parties nor any other Person will have or be subject to any liability or other obligation to the Company or any other Person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in data rooms or management presentations in expectation of the Transaction, unless any such information is expressly included in a representation or warranty contained in Article II.
(b) Except for the representations and warranties contained in Article III or the Registration Rights Agreement, each SG Party acknowledges and agrees that neither the Company nor any other Person on behalf of the Company makes, nor has such SG Party relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to or made available to such SG Party in connection with the Transaction. Subject to Sections 3.4(b) and 4.3(b), neither the Company nor any other Person will have or be subject to any liability or obligation to such SG Party or any other Person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to such SG Party in data rooms or management presentations in expectation of the Transaction, unless any such information is expressly included in a representation or warranty contained in Article III or in an applicable section of the Company Disclosure Schedule.
ARTICLE V
Conditions Precedent
Section 5.1   Conditions to Each Party’s Obligation to Effect the Transaction.   The respective obligations of each party to effect the Transaction is subject to the satisfaction or waiver (to the extent permitted by applicable Law) at or prior to the Closing of the following conditions:
(a) Company Stockholder Approval; Interim Amendment.   (i) The Company Stockholder Approval shall have been obtained and (ii) the Interim Amended Charter shall have been approved and adopted by the Company, effective as of the Closing Date, by filing with the Secretary of State of the State of Delaware.
(b) Governmental Consents and Approvals.   All filings with, and all consents, approvals and authorizations of, any Governmental Authority required to be made or obtained by the SG Parties, the Company or any of their respective Subsidiaries to consummate the Transaction shall have been made or obtained, and no such consent, approval or authorization shall have been revoked.
(c) No Injunctions or Restraints.   No Order, Law or other legal restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction shall be in effect which prohibits, makes illegal or enjoins the consummation of the Transaction.

(d) Antitrust Waiting Periods.   If applicable, the waiting periods (and any extensions thereof) under the HSR Act shall have been terminated or shall have expired. The waiting periods (and any extensions thereof) applicable to the Transaction under any other applicable Competition Laws shall have been terminated or shall have expired.
(e) Form S-4.   The Form S-4 shall have become effective under the Securities Act prior to the mailing of the Proxy Statement by the Company to its stockholders, and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been initiated by the SEC.
Section 5.2   Additional Conditions to Obligations of the Company.   The obligations of the Company to effect the Transaction are further subject to satisfaction or waiver at or prior to the Closing of the following conditions:
(a) Representations and Warranties.   The representations and warranties set forth in Article II (without giving effect to any “materiality” qualifiers contained therein) shall be true and correct on the date of this Agreement and as of the Closing Date as though made on the Closing Date (except that the accuracy of representations and warranties that by their terms speak as of some other date will be determined as of such date), except where the failure of any of such representations and warranties of the SG Parties to be so true and correct would not reasonably be likely to have, individually or in the aggregate, a material adverse effect on the ability of the SG Parties to consummate the Transaction.
(b) Performance of Obligations of the SG Parties.   Each SG Party shall have performed, or complied with, in all material respects, all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.
(c) No Turning Point Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any event, change, effect or circumstance that has had, or is reasonably likely to have, a Turning Point Material Adverse Effect.
(d) Officer’s Certificate.   The Company shall have received an officer’s certificate duly executed by a duly authorized officer of each SG Party to the effect that the conditions set forth in Section 5.2(a) and Section 5.2(b), in each case with respect to such SG Party, have been satisfied.
(e) Ownership of Turning Point Common Stock.   The aggregate number of Contributed Shares and Additional Shares represents at least fifty and one-tenth percent (50.1%) of the issued and outstanding shares of Turning Point Common Stock as of the Closing.
(f) Registration Rights Agreement.   The SG Parties shall have delivered the Registration Rights Agreement, duly executed by the SG Parties, to the Company.
(g) Instructions to Transfer Agent and Confirmation by Transfer Agent.   The SG parties shall have delivered evidence reasonably satisfactory to the Company that Turning Point shall have instructed its transfer agent to credit the aggregate number of the Contributed Shares (and the aggregate number of any Additional Shares to be contributed in the Exchange) to the Company’s balance account with such transfer agent.
Section 5.3   Additional Conditions to Obligations of the SG Parties.   The obligations of the SG Parties to effect the Transaction are further subject to satisfaction or waiver at or prior to the Closing of the following conditions:
(a) Representations and Warranties.   The representations and warranties set forth in Article III (other than in Sections 3.1, 3.2, 3.3 and 3.10) (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers contained therein) shall be true and correct on the date of this Agreement and as of the Closing Date as though made on the Closing Date (except that the accuracy of representations and warranties that by their terms speak as of some other date will be determined as of such date), except where the failure of any of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The representations and warranties set forth in in Sections 3.1, 3.2, 3.3 and 3.10 (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers contained therein) shall be true and correct in all material respects on the date of this Agreement and as of the Closing Date as though made on the Closing Date (except that the accuracy of representations and warranties that by their terms speak as of some other date will be determined as of such date).
(b) Performance of Obligations of the Company.   The Company shall have performed, or complied with, in all material respects, all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.
(c) No Company Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any event, change, effect or circumstance that has had, or is reasonably likely to have, a Company Material Adverse Effect.
(d) Officer’s Certificate.   The SG Parties shall have received an officer’s certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of the Company to the effect that the conditions set forth in Sections 5.3(a), 5.3(b) and 5.3(c) have been satisfied.
(e) Declaration of Dividend.   The Board of Directors shall have adopted a resolution declaring the Dividend (the record date for such dividend occurring immediately following the completion of the Exchange).
(f) Listing of Company Common Stock.   The Class A Common Stock to be issued to the SG Parties in the Transaction shall have been approved for trading on the OTCQB.
(g) Registration Rights Agreement.   The Company shall have delivered the Registration Rights Agreement, duly executed by the Company, to the SG Parties.
(h) Change in Control Severance Agreements.   All outstanding Change in Control Severance Agreements to which the Company or any Subsidiary is a party or by which it is bound shall be amended to delete Section 4 thereof  (and any other provision that entitles any Person to receive any additional payment (including any tax gross-up or other payment) from the Company or any of its Subsidiaries as a result of the imposition of the excise taxes required by Section 4999 of the Code).
ARTICLE VI
Termination
Section 6.1   Termination.   This Agreement may be terminated at any time prior to the Closing by action taken or authorized by the board of directors (or other similar governing body) of the terminating party or parties:
(a) by mutual written consent of the Company (acting upon the unanimous recommendation of the Special Committee) and the SG Parties, if the board of directors (or similar governing body) of each so determines;
(b) by written notice of either the Company or the SG Parties:
      (i) if the Transaction shall not have been consummated by June 30, 2017 (the “Outside Date”); provided, however, that such date shall be extended to September 30, 2017 if the S-4 has not been declared effective by the SEC or the Proxy Statement has not been approved for mailing by the staff of the SEC on or before April 1, 2017; further provided that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to a party whose breach of this Agreement caused the Closing not to occur;
      (ii) if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transaction, which Order or other action is final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 6.1(b)(ii) shall not be available to a party which has not complied with its obligations under Section 4.6; or
      (iii) if the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a Company Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof;

(c) by the Company (acting upon the recommendation of the Special Committee) upon (i) the occurrence of an event that would cause the condition in Section 5.2(c) not to be satisfied or (ii) a breach or violation of any representation, warranty, covenant or agreement on the part of the SG Parties set forth in this Agreement, which, in the case of clause (ii), such breach or violation would result in the failure to satisfy the conditions set forth in Section 5.2(a) or Section 5.2(b) and in any such case, such breach or violation shall be incapable of being cured by the Closing, or such breach or violation is not cured within thirty days following receipt of written notice by the SG Party or Parties, as applicable, of such breach or violation (or such longer period during which the applicable SG Party or Parties use their respective reasonable best efforts to cure);
(d) by the SG Parties upon (i) the occurrence of an event that would cause the condition in Section 5.3(c) not to be satisfied or (ii) a breach or violation of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which, in the case of clause (ii), such breach or violation would result in the failure to satisfy the conditions set forth in Section 5.3(a) or Section 5.3(b) and in any such case, such breach or violation shall be incapable of being cured by the Closing, or such breach or violation is not cured within thirty days following receipt of written notice by the Company of such breach or violation (or such longer period during which the Company uses its reasonable best efforts to cure);
(e) by the SG Parties, at any time prior to the Company Stockholder Meeting, if a Triggering Event shall have occurred;
(f) by the Company, at any time prior to the receipt of the Company Stockholder Approval, if the Board of Directors shall have effected, or determined to effect substantially concurrently with a termination pursuant to this Section 6.1(f), a Recommendation Change with respect to a Superior Proposal, but only if the Company shall have complied in all respects with its obligations under Section 4.4 with respect to such Superior Proposal and shall have approved, and substantially concurrently with the termination pursuant to this Section 6.1(f) shall have entered into, a definitive agreement with respect to such Superior Proposal (a “Specified Agreement”); provided, however, that such termination pursuant to this Section 6.1(f) shall not be effective unless prior to or concurrently with such termination the Company pays the SG Party Expense Reimbursement to the SG Parties pursuant to Section 6.2(b) and enters into the Specified Agreement;
(g) by the Company if, prior to or concurrently with such termination pursuant to this Section 6.1(g), the Company pays the Company Termination Fee to the SG Parties pursuant to Section 6.2(c); or
(h) by the SG Parties if, prior to or concurrently with such termination pursuant to this Section 6.1(h), the SG Parties pay the SG Party Termination Fee to the Company pursuant to Section 6.2(c).
Section 6.2   Effect of Termination.
(a) In the event of termination of this Agreement as provided in Section 6.1, this Agreement shall forthwith become void and there shall be no liability on the part of any of the parties, except (i) for the provisions of Section 4.5, Section 4.7, this Section 6.2 and Article VII, each of which shall survive termination of this Agreement and (ii) that nothing herein shall relieve any party from liability for any willful and material breach of any covenant or agreement of such party contained herein or any willful and material breach of any representation or warranty of such party contained herein. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms. For purposes of this Section 6.2, a “willful and material breach” shall mean a material breach of this Agreement that is a consequence of an act undertaken by the breaching party with the knowledge that the taking of such act would, or would be reasonably expected to, cause a material breach of this Agreement.
(b) If this Agreement is terminated (i) pursuant to Section 6.1(b)(iii), (ii) by the SG Parties pursuant to Section 6.1(e), (iii) by the Company pursuant to Section 6.1(f), (iv) by the SG Parties pursuant to Section 6.1(d) and at or prior to the time of such breach by the Company referred to in Section 6.1(d), there shall have been publicly made directly to the stockholders of the Company generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute an Alternative Transaction (a “Qualifying Transaction”), which shall not have been withdrawn on or prior to the time of such breach or (v) by the SG Parties or the Company pursuant to Section 6.1(b)(i) because the Transaction has not been consummated at or prior to the Outside Date (as it may be extended) and at or prior to the time of such termination there shall have been made to the Company, or shall have been made directly to the stockholders of the Company generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute a Qualifying Transaction (whether or not such offer or proposal will have been withdrawn prior to the Outside Date (as it may be extended)), in each case set forth above, and, in the case of clauses (b)(iv) and (b)(v), if within twelve months of termination of this Agreement (A) the Company or any of its Subsidiaries enters into a definitive agreement with any Third Party with respect to a Qualifying Transaction or (B) any Qualifying Transaction is consummated, then the Company shall, not later than (x) in the case of clauses (b)(i), (b)(ii) and (b)(iii), the date of termination of this Agreement and (y) in the case of clauses (b)(iv) and (b)(v), one Business Day after the earlier of the date the agreement referred to in clause (A) is entered into or the Qualifying Transaction referred to in clause (B) is consummated, pay or reimburse the SG Parties for the SG Party Expenses (the “SG Party Expense Reimbursement”); provided that for the purpose of the definition of Qualifying Transaction, the term Alternative Transaction shall have the meaning assigned to such term in Section 4.4, except that all references to “15%” shall be deemed replaced with “50%”.
(c) If this Agreement is terminated by the Company pursuant to Section 6.1(g), then the Company shall, not later than the date of such termination, pay the SG Parties a termination fee of  $1,000,000 and an amount equal to the SG Party Expense Reimbursement (collectively, the “Company Termination Fee”). If this Agreement is terminated by the SG Parties pursuant to Section 6.1(h), then the SG Parties shall, not later than the date of such termination, pay the Company a termination fee of  $1,250,000 and pay or reimburse the Company for an amount equal to the Company Expenses (collectively, the “SG Party Termination Fee”).
(d) Any SG Party Expense Reimbursement payable under Section 6.2(b) or Company Termination Fee or SG Party Termination Fee payable under Section 6.2(c) shall be due in immediately available funds promptly after such payment obligation becomes payable. The Company and the SG Parties acknowledge that the agreements contained in Section 6.2 are an integral part of the Transaction and this Agreement and the amounts due under this Section 6.2 constitute liquidated damages and not a penalty. If any party fails to promptly pay any amounts due under this Section 6.2, such party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment.
ARTICLE VII
General Provisions
Section 7.1   Nonsurvival of Representations and Warranties.   None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing. This Section 7.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Closing.
Section 7.2   Notices.   All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (receipt confirmed) or sent by a nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a) if to the Company, to:
Special Diversified Opportunities Inc.
1521 Concord Pike, Suite 301
Wilmington, DE 19803
Fax No: 302-504-4780
Attention: Kevin J. Bratton

with copies (which shall not constitute notice hereunder) to:
Young Conaway Stargatt & Taylor, LLP
Rodney Square, 1000 North King Street
Wilmington, DE 19801
Fax No: 302-576-3460
Attention: James P. Hughes, Jr.
(b) if to any SG Party, to:
c/o Standard General L.P.
767 5th Ave, 12th Floor
New York, NY 10153
Fax No: 212-257-4709
Attention: Gail Steiner, General Counsel
with a copy (which shall not constitute notice hereunder) to:
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Fax: 212-909-6836
Attention: Jonathan E. Levitsky
Section 7.3   Definitions.   As used in this Agreement, the following terms have the respective meanings set forth below.
“30-Day Trailing Turning Point VWAP” means, as of the Closing Date, the trailing 30-calendar day volume-weighted average trading price of one share of Turning Point Common Stock as reported by Bloomberg L.P. and displayed under the heading “Bloomberg VWAP” on Bloomberg page “TPB US <Equity> AQR” in respect of the period from the open of trading thirty calendar days prior the Closing Date until the close of trading on the Business Day immediately prior to the Closing Date (or any other recognized quotation source mutually agreed to by the SG Parties and the Company if such page is not available or is manifestly erroneous).
“30-Day Trailing Company VWAP” means, as of the Closing Date, the product of  (i) ten (10), multiplied by (ii) the trailing 30-calendar day volume weighted average trading price of one share of Company Common Stock as reported by Bloomberg L.P. and displayed under the heading “Bloomberg VWAP” on Bloomberg page “SDOI US <Equity> AQR” in respect of the period from the open of trading thirty calendar days prior to the Closing Date until the close of trading on the Business Day immediately prior to the Closing Date (or any other recognized quotation source mutually agreed to by the SG Parties and the Company if such page is not available or is manifestly erroneous).
“Action” means any action, claim, charge, complaint, inquiry, investigation, examination, hearing, petition, suit, arbitration, mediation or other proceeding, in each case before any Governmental Authority, whether civil, criminal, administrative or otherwise, in Law or in equity.
“Additional Persons” has the meaning set forth in the Recitals.
“Additional Shares” has the meaning set forth in the Recitals.
“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise; provided, however, that for the purposes of this Agreement, and for the avoidance of doubt neither the Company nor Turning Point shall be deemed to be an Affiliate of any of the SG Parties or any of their Affiliates.
“Affiliate Transaction” has the meaning set forth in Section 3.14.
“Agreement” has the meaning set forth in the Preamble.

“Alternative Transaction” has the meaning set forth in Section 4.4(a).
“Board of Directors” has the meaning set forth in the Recitals.
“Business Day” means any day that is not (i) a Saturday, (ii) a Sunday or (iii) any other day on which commercial banks are authorized or required by law to be closed in the City of New York.
“Class A Common Stock” has the meaning set forth in the Recitals.
“Class B Common Stock” has the meaning set forth in the Recitals.
“Closing” has the meaning set forth in Section 1.2.
“Closing Contribution Certificate” has the meaning set forth in Section 1.3(a)(i).
“Closing Date” has the meaning set forth in Section 1.2.
“Code” means Internal Revenue Code of 1986, as amended.
“Company” has the meaning set forth in the Preamble.
“Company Common Stock” has the meaning set forth in the Recitals.
“Company Disclosure Schedule” means the Disclosure Schedule prepared by the Company and delivered to the SG Parties on or prior to the date of this Agreement.
“Company Termination Fee” has the meaning set forth in Section 6.2(c).
“Company Expenses” means all fees and expenses incurred by the Company and its Affiliates or on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and all other matters related to the Transaction (including any litigation relating thereto), including all out-of-pocket fees, expenses and disbursements of lawyers, accountants, consultants and other advisors retained by the Company and its Affiliates in connection therewith or related thereto.
“Company Material Adverse Effect” means any event, circumstance, change, development or effect that, individually or in the aggregate with all other events, circumstances, changes, developments or effects, (a) is, or would be reasonably likely to be, materially adverse to the assets, business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: any event, circumstance, change, development or effect to the extent arising out of or resulting from (A) changes in the market price or trading volume of Company Common Stock (it being understood that the factors giving rise to or contributing to any such change that are not otherwise excluded from the definition of  “Company Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been or would be reasonably likely to have been, a Company Material Adverse Effect), (B) changes in the United States or global economy or capital, financial, banking, credit or securities markets generally, (C) any act of war or armed hostilities or the occurrence of acts of terrorism or sabotage in each case, in the United States, (D) the announcement of this Agreement or the Transaction, (E) changes in applicable Law or in the interpretation thereof, (F) changes in GAAP (or in the interpretation thereof) or accounting principles, practices or policies that the Company or its Subsidiaries are required to adopt or (G) any failure of the Company to meet financial projections or forecasts (it being understood that the factors giving rise to or contributing to any such failure that are not otherwise excluded from the definition of  “Company Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been or would be reasonably likely to have been, a Company Material Adverse Effect); provided, however, that such matters in the case of clauses (B), (C), (E) and (F) shall be taken into account in determining whether there has been or will be a “Company Material Adverse Effect” to the extent, but only to the extent, of any disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other participants operating in the same industries and the geographic markets of the Company and its Subsidiaries, or (b) would have, or be reasonably likely to have, a material adverse effect on the ability of the Company to perform its obligations under this Agreement or to consummate the Transaction.

“Company Permit” means all authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, consents, registrations, approvals and clearances of all Governmental Authorities and third Persons which are required for the Company and its Subsidiaries to own, lease, and operate their respective properties and other assets and to carry on their respective businesses as they are now being conducted.
“Company Preferred Stock” has the meaning set forth in Section 3.2(a).
“Company SEC Reports” has the meaning set forth in Section 3.4(a)(i).
“Company Stockholder Approval” has the meaning set forth in Section 3.3(d).
“Company Stockholder Meeting” has the meaning set forth in Section 3.3(d).
“Company Voting Debt” has the meaning set forth in Section 3.2(c).
“Competition Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, Orders, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.
“Confidentiality Agreement” means the confidentiality agreement, dated September 28, 2016, entered into between the Company and Standard General L.P.
“Contract” means any binding agreement, arrangement, contract, subcontract, settlement agreement, commitment, lease, sublease, instrument, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license or sublicense, whether written or oral.
“Contributed Shares” has the meaning set forth in the Recitals.
“Disposition Rights” has the meaning set forth in the Recitals.
“Dividend” has the meaning set forth in the Recitals.
“DTC” means the Depository Trust Company.
“Employment Matters” has the meaning set forth in Section 3.12(f).
“Environmental Law” means any Law regulating or relating to the protection of human health, safety, natural resources or the environment, including Laws relating to the use, generation, management, handling, transport, treatment, disposal, storage, release or threatened release of, or exposure to, hazardous substances or materials.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.
“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“Exchange” has the meaning set forth in the Recitals.
“Exchange Act” means the Securities Exchange Act of 1934.
“Exchange Ratio” has the meaning set forth in Section 1.1(a).
“Final Amended Charter” has the meaning set forth in the Recitals.
“Final Amendment” has the meaning set forth in the Recitals.
“Final Amendment Approval” has the meaning set forth in Section 3.3(d).
“Final Amendment Written Consent” has the meaning set forth in Section 4.5(a).

“Form S-4” has the meaning set forth in Section 3.3(f).
“FINRA” means the Financial Industry Regulatory Authority, Inc.
“Fully-Diluted Class A Common Stock Amount” means the sum of  (a) the aggregate number of shares of Class A Common Stock outstanding following the Interim Amendment and immediately prior to the Exchange plus (b) the aggregate number of shares of Class A Common Stock underlying In the Money Company Stock Options and restricted stock units of the Company, whether or not vested, that are outstanding following the Interim Amendment and immediately prior to the Exchange, as adjusted to the extent appropriate to reflect the Reclassification.
“GAAP” means the United States generally accepted accounting principles.
“Governmental Authority” means any United States federal, national, state, foreign, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.
“Hazardous Substance” means any substance or material defined, identified or regulated as toxic or hazardous or as a pollutant or contaminant or words of similar meaning or effect under any Environmental Law, including asbestos, asbestos-containing materials, polychlorinated biphenyls, radioactive materials, petroleum and petroleum products.
“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.
“In the Money Company Stock Option” means an option to acquire any shares of Class A Common Stock having an exercise price per share less than the Pro Forma Book Value Per Share.
“Indebtedness” means, with respect to any Person, without duplication, any of the following: (a) any indebtedness for borrowed money, (b) any obligations evidenced by bonds, debentures, notes or other similar instruments, (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other liabilities that would be reflected as current liabilities on a balance sheet prepared in accordance with GAAP arising in the ordinary course of business, (d) any obligations as lessee under capitalized leases, (e) any indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property, (f) any reimbursement, payment or similar obligations, contingent or otherwise, under acceptance credit, letters of credit or similar facilities, (g) interest rate swap agreements and (h) any binding obligation of such Person (or its Subsidiaries) to guarantee any of the types of payments described in the foregoing clauses on behalf of any other Person.
“Information Statement” has the meaning set forth in Section 3.3(f).
“Interim Amended Charter” has the meaning set forth in the Recitals.
“Interim Amendment” has the meaning set forth in the Recitals.
“Intervening Event” has the meaning set forth in Section 4.4(b).
“Knowledge” means (i) with respect to the Company, the actual knowledge, after due inquiry, of Kevin Bratton and (ii) with respect to the SG Parties, the actual knowledge of David Glazek.
“Law” means any statute or law (including common law), constitution, code, ordinance, rule, treaty or regulation and any Order.
“Liens” means with respect to any asset (including any security), any mortgage, claim, lien, pledge, charge, security interest, proxy, power of attorney, voting trust or agreement, or encumbrance of any kind in respect of such asset.
“Material Contract” has the meaning set forth in Section 3.15(b).
“Multiemployer Plan” has the meaning set forth in the definition of  “Plans”.

“Order” means any award, injunction, judgment, decree, order, ruling, subpoena, assessment, writ or verdict or other decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.
“Organizational Documents” means, with respect to any Person, the certificate of incorporation and by-laws or similar organizational documents of such Person, as amended and currently in effect.
“OTCQB” means the OTCQB marketplace operated by the OTC Market Group.
“Outside Date” has the meaning set forth in Section 6.1(b)(i).
“Permitted Liens” means any Liens created by (a) the Organizational Documents of Turning Point or (b) applicable state and federal securities Laws.
“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust or any other entity or organization, including a Governmental Authority.
“Plans” means any of the following that the Company or any of its Subsidiaries maintains, sponsors or contributes to or has any obligation to maintain, sponsor or contribute to: any “employee benefit plan” within the meaning of Section 3(3) of ERISA, “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or Section 3(37) of ERISA (“Multiemployer Plan”), any pension, profit sharing, savings, retirement, deferred compensation, severance, bonus, incentive compensation, employee stock purchase, stock option, phantom stock or other equity-based compensation, change in control, retention, disability, death benefit, group insurance, hospitalization, medical, dental, life, Code Section 125 “cafeteria” or “flexible” benefit plan, program, policy, practice, agreement or arrangement, any employment agreements or any other employee benefit plan, program, policy, practice, agreement or arrangement.
“Pro Forma Book Value Per Share” means the quotient obtained by dividing (i) Company’s stockholders’ equity at the time of the Closing calculated in accordance with GAAP, less (x) all unpaid Company Expenses, less (y) any amounts payable or reimbursable by the Company pursuant to Section 4.7, plus (z) the sum of the cash exercise prices that would be payable upon exercise in full of all In the Money Options (whether or not vested) held by all holders following the Interim Amendment and immediately prior to the Exchange, by (ii) the Fully-Diluted Class A Common Stock Amount, provided, that in the case of the foregoing clauses (i)(x) and (i)(y), no such amounts shall be deducted to the extent such amounts have already been accrued as a liability on the Company’s balance sheet at the time of Closing as calculated in accordance with GAAP.
“Proxy Statement” has the meaning set forth in Section 4.3(b).
“PSG” has the meaning set forth in the Preamble.
“Qualifying Transaction” has the meaning set forth in Section 6.2(b).
“Reclassification” has the meaning set forth in the Recitals.
“Recommendation Change” has the meaning set forth in Section 4.4(b).
“Registration Rights Agreement” has the meaning set forth in the Recitals.
“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal, migration, transporting, placing and the like, including without limitation, the moving of any materials through, into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the indoor or outdoor environment.
“Representative” has the meaning set forth in Section 4.4(a)
“Section 382 Rights Agreement” means the Section 382 Rights Agreement, dated as of April 28, 2016, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent.
“SG Focus Fund” has the meaning set forth in the Preamble.
“SG Master Fund” has the meaning set forth in the Preamble.
“SG Party” has the meaning set forth in the Preamble.

“SG Party Expense Reimbursement” has the meaning set forth in Section 6.2(b).
“SG Party Expenses” means all fees and expenses incurred by the SG Parties and their Affiliates or on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and all other matters related to the Transaction (including any litigation relating thereto), including all out-of-pocket fees, expenses and disbursements of lawyers, accountants, consultants and other advisors retained by the SG Parties and their Affiliates in connection therewith or related thereto and any such fees and expenses (“Turning Point Expenses”) of Turning Point and its Subsidiaries.
“SG Party Permit” means, with respect to any SG Party, all authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, consents, registrations, approvals and clearances of all Governmental Authorities and third Persons which are required for such SG Party to own, lease, and operate its properties and other assets and to carry on its businesses as they are now being conducted.
“SG Party Termination Fee” has the meaning set forth in Section 6.2(c).
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933.
“Special Committee” has the meaning set forth in the Recitals.
“Specified Agreement” has the meaning set forth in Section 6.1(f).
“Subsidiary” means, with respect to any specified Person, any entity of which the Person (either alone or through or together with any other Subsidiary of such specified Person) directly or indirectly (a) owns more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such entity or (b) controls the direction or management of such Person.
“Superior Proposal” has the meaning set forth in Section 4.4(b).
“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing, declaration or similar filing supplied or required to be supplied to any Governmental Authority with respect to Taxes, including any election, notification, appendix, schedule or attachment thereto, and including any amendments thereof.
“Taxes” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, severance, alternative minimum, disability, estimated, property, escheat or unclaimed property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, and taxes in the nature of excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, and other taxes, fees, levies, duties, tariffs, imposts, assessments, obligations and charges of the same or a similar nature to any of the foregoing.
“Third Party” has the meaning set forth in Section 4.4(b).
“Transaction” has the meaning set forth in the Recitals.
“Transfer Taxes” has the meaning set forth in Section 1.6.
“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule, the Registration Rights Agreement and all other agreements, certificates, instruments, documents and writings executed and delivered by the Company or the SG Parties in connection with the Transaction.
“Triggering Event” shall be deemed to have occurred if: (A) the Board of Directors or any committee thereof shall have made a Recommendation Change; (B) the Company shall have failed to include in the Proxy Statement the recommendation of the Board of Directors that the Interim Amendment be approved and adopted; (c) the Board of Directors fails to reaffirm publicly its recommendation that the Interim Amendment be approved and adopted, within five Business Days (or, if earlier, prior to the date of the Company Stockholder Meeting) after the SG Parties request in writing that such recommendation be reaffirmed publicly; (d) a tender or exchange offer relating to shares of the Company’s Common Stock shall have been commenced and the Company shall not have sent to its securityholders, within ten Business Days after the commencement of such tender or exchange offer (or, if earlier, prior to the Company Stockholder Meeting), a statement disclosing that the Company recommends rejection of such tender or exchange offer and reaffirming its recommendation that the Interim Amendment be approved and adopted; (e) an Alternative Transaction is publicly announced, and the Company fails to issue a press release that reaffirms its recommendation that the Interim Amendment be approved and adopted, within five Business Days (or, if earlier, prior to the Stockholders’ Meeting) after such Alternative Transaction is publicly announced; or (f) the Company or any Representative threreof shall have breached any of the provisions set forth in Section 4.4 in any material respect.
“Turning Point” has the meaning set forth in the Recitals.
“Turning Point Common Stock” has the meaning set forth in the Recitals.
“Turning Point Expenses” has the meaning set forth in the definition of  “SG Party Expenses”.
“Turning Point Material Adverse Effect” means any event, circumstance, change, development or effect that, individually or in the aggregate with all other events, circumstances, changes, developments or effects, is, or would be reasonably likely to be, materially adverse to the assets, business, results of operations or condition (financial or otherwise) of Turning Point and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, an “Turning Point Material Adverse Effect”: any event, circumstance, change, development or effect to the extent arising out of or resulting from (A) changes in the market price or trading volume of Turning Point Common Stock (it being understood that the factors giving rise to or contributing to any such change that are not otherwise excluded from the definition of  “Turning Point Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been or would be reasonably likely to have been, an Turning Point Material Adverse Effect), (B) changes in the United States or global economy or capital, financial, banking, credit or securities markets generally, (C) any act of war or armed hostilities or the occurrence of acts of terrorism or sabotage, in each case in the United States, (D) the announcement of this Agreement or the Transaction, (E) changes in applicable Law or in the interpretation thereof, (F) changes in GAAP (or in the interpretation thereof) or accounting principles, practices or policies that Turning Point or its Subsidiaries are required to adopt or (G) any failure of Turning Point to meet financial projections or forecasts (it being understood that the factors giving rise to or contributing to any such failure that are not otherwise excluded from the definition of  “Turning Point Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been or would be reasonably likely to have been, an Turning Point Material Adverse Effect); provided, however, that such matters in the case of clauses (B), (C), (E), and (F) shall be taken into account in determining whether there has been or will be a “Turning Point Material Adverse Effect” to the extent, but only to the extent, of any disproportionate impact on Turning Point and its Subsidiaries, taken as a whole, relative to other participants operating in the same industries and the geographic markets of Turning Point and its Subsidiaries.
Section 7.4   Interpretation.   Unless otherwise expressly provided, for the purposes of this Agreement, the following rules of interpretation shall apply:
(a) The article and section headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation hereof.
(b) When a reference is made in this Agreement to an article or a section, paragraph, exhibit or schedule, such reference shall be to an article or a section, paragraph, exhibit or schedule hereof unless otherwise clearly indicated to the contrary.
(c) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(d) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.
(e) The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”
(f) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.
(g) A reference to “$,” “U.S. dollars” or “dollars” shall mean the legal tender of the United States.
(h) A reference to any period of days shall be deemed to be to the relevant number of calendar days, unless otherwise specified.
(i) All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.
(j) Unless otherwise defined, a reference to any accounting term shall have the meaning as defined under GAAP.
(k) The parties have participated jointly in the negotiation and drafting of this Agreement (including the Disclosure Schedules and Exhibits hereto). In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions hereof.
(l) Any statute defined or referred to herein or in any agreement or instrument that is referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes and shall also be deemed to include all rules and regulations promulgated thereunder, and references to all attachments thereto and instruments incorporated therein.
Section 7.5   Counterparts.   This Agreement may be executed in two or more counterparts, each of which when executed shall be deemed to be an original, and all of which together will be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. For purposes of this Agreement, facsimile signatures or signatures by other electronic form of transfer shall be deemed originals, and the parties agree to exchange original signatures as promptly as possible.
Section 7.6   Entire Agreement; Third-Party Beneficiaries.   This Agreement and the other Transaction Documents (including the Confidentiality Agreement and the documents and instruments referred to herein) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and this Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder. Without limiting the foregoing, the representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 7.7   Governing Law.   This Agreement and any claim, controversy or dispute arising under or related thereto, the relationship of the parties, and/or the interpretation and enforcement of the rights and duties of the parties, whether arising in Law or in equity, in contract, tort or otherwise, shall be governed by, and construed and interpreted in accordance with, the Laws of the State of Delaware, without regard to its rules regarding conflicts of Law to the extent that the application of the Laws of another jurisdiction would be required thereby.

Section 7.8   Assignment.   Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
Section 7.9   Consent to Jurisdiction.   Each of the parties hereto hereby irrevocably agrees that any legal action or proceeding with respect to this Agreement or the Transaction, or for recognition and enforcement of any judgment in respect of this Agreement, the Transaction and obligations arising hereunder brought by any other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or the Transaction in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement or the Transaction, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with Section 7.2, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement or the Transaction or the subject matter hereof, may not be enforced in or by such courts.
Section 7.10   Effect of Disclosure.   The disclosure of any matter in the Company Disclosure Schedule shall expressly not be deemed to constitute an admission by the Company or to otherwise imply, that any such matter is material for the purpose of this Agreement.
Section 7.11   Severability.   If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law or public policy by a court of competent jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transaction is fulfilled to the extent possible.
Section 7.12   Waiver and Amendment; Remedies Cumulative.   Subject to applicable Law, (a) any provision of this Agreement or any inaccuracies in the representations and warranties of any of the parties or compliance with any of the agreements or conditions contained in this Agreement may be waived or (b) the time for the performance of any of the obligations or other acts of the parties here may be extended at any time prior to Closing. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the party against whom waiver is sought; provided, that any extension or waiver given in compliance with this Section 7.12 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Subject to applicable Law, any of the provisions of this Agreement may be amended at any time by the mutual written agreement of the Company (following recommendation of the Special Committee) and the SG Parties. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 7.13   Waiver of Jury Trial.   EACH OF THE SG PARTIES AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTION OR THE ACTIONS OF THE SG PARTIES AND THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.
Section 7.14   Specific Performance.   The parties agree that irreparable damage would occur and that the SG Parties and the Company would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the SG Parties or the Company. It is accordingly agreed that the SG Parties and the Company shall be entitled to an injunction or injunctions to prevent breaches and/or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at Law or in equity.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company and the SG Parties have caused this Agreement to be executed under seal by their respective officers thereunto duly authorized, all as of the date first written above.
SPECIAL DIVERSIFIED OPPORTUNITIES INC.

By:	/s/ Kevin J. Bratton
	Name:	Kevin J. Bratton
	Title:	Vice President — Finance and Chief Financial Officer

STANDARD GENERAL MASTER FUND L.P.

By:	Standard General L.P., its investment manager

By:	/s/ Joseph Mause
	Name:	Joseph Mause
	Title:	Chief Financial Officer

P STANDARD GENERAL LTD.

By:	Standard General L.P., its investment manager

By:	/s/ Joseph Mause
	Name:	Joseph Mause
	Title:	Chief Financial Officer

STANDARD GENERAL FOCUS FUND

By:	Standard General L.P., its investment manager

By:	/s/ Joseph Mause
	Name:	Joseph Mause
	Title:	Chief Financial Officer
[Signature Page to Contribution and Exchange Agreement]

Exhibit A
Contributed Shares
SG Party	Contributed Shares
Standard General Master Fund L.P.	6,653,966
P Standard General Ltd.	2,228,943
Standard General Focus Fund L.P.	209,464
Additional Shares
SG Party	Additional Shares Subject to SG Party’s Disposition Rights
Standard General Master Fund L.P.	500,000
P Standard General Ltd.	0
Standard General Focus Fund L.P.	0

Exhibit B – Interim Amended Charter
(Intentionally Omitted. See Appendix B)

Exhibit C – Final Amended Charter
(Intentionally Omitted. See Exhibit C of Exhibit 2.2)

Exhibit D

REGISTRATION RIGHTS AGREEMENT
STANDARD DIVERSIFIED OPPORTUNITIES INC.
dated as of  [•], 2017

Exhibit A — Joinder Agreement

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of  [•], 2017 by and among Standard Diversified Opportunities Inc. (f/k/a Special Diversified Opportunities Inc.), a Delaware corporation (the “Company”), Standard General Master Fund L.P., a Cayman Islands limited partnership, P Standard General Ltd., a British Virgin Islands company, and Standard General Focus Fund L.P., a Delaware limited partnership, and any Person who becomes a party hereto pursuant to Section 10(d). Capitalized terms used herein shall have the meaning assigned to such terms in the text of this Agreement or in Section 1.
WHEREAS, on or prior to the date hereof, the Company amended and restated the certificate of incorporation of the Company to provide for, among other things, (x) the reclassification of the Company’s common stock, par value $0.01 per share, into a new class of common stock, par value $0.01 per share, designated as “Class A Common Stock” (the “Class A Common Stock”), and (y) the authorization for issuance of an additional class of common stock, par value $0.01 per share, designated as “Class B Common Stock” (the “Class B Common Stock”);
WHEREAS, on or prior to the date hereof, pursuant to that certain contribution and exchange agreement, dated November 25, 2016, the Standard General Parties have purchased or otherwise acquired shares of Class A Common Stock (the “Acquisition”);
WHEREAS, on or prior to the date hereof, the Company distributed a dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock; and
WHEREAS, the Parties desire to provide the Holders with rights to registration under the Securities Act of Registrable Securities, on the terms and subject to the conditions set forth herein.
NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual promises hereinafter set forth, the Parties agree as follows:
AGREEMENT
1.   Definitions and Interpretations
(a) Definitions.   As used in this Agreement, the following capitalized terms shall have the following respective meanings:
“Acquisition” has the meaning given to such term in the Preamble.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with, such person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (including any investment fund the primary investment advisor to which is such Person or an Affiliate thereof); provided, that for purposes of this Agreement, no Holder shall be deemed an Affiliate of the Company or any of its Subsidiaries.
“Agreement” has the meaning given to such term in the Preamble, as the same may be amended, supplemented or restated from time to time.
“Automatic Shelf Registration Statement” has the meaning given to such term in Section 3(f)(iii).
“Blackout Period” has the meaning given to such term in Section 3(f)(ii).
“Board” means the Board of Directors of the Company.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in New York City.
“Charitable Organization” means a charitable organization as described by Section 501(c)(3) of the Internal Revenue Code of 1986, as in effect from time to time.
“Class A Common Stock” has the meaning given to such term in the Preamble.
“Class B Common Stock” has the meaning given to such term in the Preamble.

“Closing Price” means, with respect to the Registrable Securities, as of the date of determination, (i) if the Registrable Securities are listed on a national securities exchange, the closing price per share of a Registrable Security officially reported on the principal national securities exchange on which the Registrable Securities are then listed or admitted to trading; or (ii) if the Registrable Securities are not then listed or admitted to trading on any national securities exchange, the average of the reported closing bid and asked prices of the Registrable Securities on such date on the principal over the counter market on which the Registrable Securities are traded; or (iii) if none of clauses (i) or (ii) is applicable, a market price per share determined in good faith by the disinterested members of the Board of Directors or, if such determination is not satisfactory to the Holder for whom such determination is being made, by a nationally recognized investment banking firm mutually selected by the Company and such Holder, the expenses for which shall be borne equally by the Company and such Holder. If trading is conducted on a continuous basis on any exchange, then the closing price shall be at 4:00 P.M. New York City time.
“Company” has the meaning given to such term in the Preamble.
“control” (including the terms “controlling”, “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.
“Covered Person” has the meaning given to such term in Section 6(a).
“Demand Follow-Up Notice” has the meaning given to such term in Section 3(a).
“Demand Notice” has the meaning given to such term in Section 3(a).
“Demand Registration” has the meaning given to such term in Section 3(a).
“Equity Securities” means (x) any and all shares of common stock or other equity securities of the Company (which, for the avoidance of doubt, shall include Class A Common Stock and Class B Common Stock) held, directly or indirectly, by the Standard General Parties from time to time and (y) any and all shares of common stock or other equity securities of the Company, securities of the Company convertible into, or exchangeable or exercisable for, such shares, and options, warrants or other rights to acquire such shares of common stock or other equity securities.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor statute thereto and the rules and regulations of the SEC promulgated thereunder.
“FINRA” means the Financial Industry Regulatory Authority.
“Form S-1 Shelf Registration Statement” has the meaning given to such term in Section 3(f)(i).
“Form S-3 Shelf Registration Statement” has the meaning given to such term in Section 3(f)(i).
“Free Writing Prospectus” has the meaning given to such term in Section 4(a).
“Hedging Counterparty” means a broker-dealer registered under Section 15(b) of the Exchange Act or an Affiliate thereof.
“Hedging Transaction” means any transaction involving a security linked to any Registrable Securities or any security that would be deemed to be a “derivative security” (as defined in Rule 16a-1(c) promulgated under the Exchange Act) with respect to any Registrable Securities or transaction (even if not a security) which would (were it a security) be considered such a derivative security, or which transfers some or all of the economic risk of ownership of any Registrable Securities, including, without limitation, any forward contract, equity swap, put or call, put or call equivalent position, collar, non-recourse loan, sale of exchangeable security or similar transaction. For the avoidance of doubt, the following transactions shall be deemed to be Hedging Transactions: (i) transactions by a Holder in which a Hedging Counterparty engages in short sales of Registrable Securities pursuant to a Prospectus and may use Registrable Securities to close out its short position; (ii) transactions pursuant to which a Holder sells short Registrable Securities pursuant to a Prospectus and delivers Registrable Securities to close out its short position; (iii) transactions by a Holder in which
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the Holder delivers, in a transaction exempt from registration under the Securities Act, Registrable Securities to the Hedging Counterparty who will then publicly resell or otherwise transfer such Registrable Securities pursuant to a Prospectus or an exemption from registration under the Securities Act; and (iv) a loan or pledge of Registrable Securities to a Hedging Counterparty who may then become a selling stockholder and sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities, in each case, in a public transaction pursuant to a Prospectus.
“Holdback Period” means 90 days after and during the 10 days before the effective date of the related Registration Statement or, in the case of a takedown from a Shelf Registration Statement, 90 days after the date of the Prospectus supplement filed with the SEC in connection with such takedown and during such prior period (not to exceed 10 days) as the Company has given reasonable written notice to the holder of Registrable Securities; provided that, in each case, the Holdback Period with respect to any offering will end on the first date on which the underwriter(s) of such offering have released the Company and all Holders from the lock-up agreements entered into in connection with such offering.
“Holder” means any of  (i) the Standard General Parties, (ii) any other Person entitled to incidental or piggyback registration rights hereunder upon entering into a Joinder Agreement substantially in the form of Exhibit A hereto or (iii) any direct or indirect transferee of a Holder who has acquired Registrable Securities from a Holder and who has entered into a Joinder Agreement substantially in the form of Exhibit A hereto.
“Indemnified Party” has the meaning given to such term in Section 6(c).
“Indemnifying Party” has the meaning given to such term in Section 6(c).
“Indemnitors” has the meaning given to such term in Section 6(h).
“Inspector” has the meaning given to such term in Section 4(o).
“Losses” has the meaning given to such term in Section 6(a).
“Market Price” means, on any date of determination, the volume weighted average of the daily Closing Price of the Registrable Securities for the immediately preceding 30 days on which the national securities exchanges are open for trading.
“Parties” means the parties to this Agreement.
“Permitted Transferee” means, with respect to any Holder, to the extent applicable, (i) a Charitable Organization to which such Holder wishes to make or has made a bona fide charitable contribution of Equity Securities, (ii) an Affiliate of such Holder, (iii) in the case of a Holder that is a corporation, partnership, limited liability company or any foreign equivalent thereof, any wholly-owned subsidiary of such entity or the direct or indirect stockholders, partners, members or foreign equivalent thereof of such Holder, or (iv) any transferee of Registrable Securities that is not an Affiliate that holds (after giving effect to such Transfer) in excess of 5% of the then-outstanding Equity Securities; provided, however, that any such transferee shall agree in a writing in the form attached as Exhibit A hereto to be bound by and to comply with all applicable provisions of this Agreement.
“Person” means any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization, government or any department or agency thereof or any other entity.
“Pledgee” has the meaning given to such term in Section 10(e).
“Prospectus” means the prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, relating to Registrable Securities, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.
“Records” has the meaning given to such term in Section 4(o).
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“Registrable Securities” means (a) any Equity Securities held by a Holder and (b) any other equity securities or equity interests issued or issuable, directly or indirectly, with respect to the securities described in clause (a) by way of conversion or exchange thereof or stock dividends, stock splits or in connection with a combination of shares, reclassification, recapitalization, merger, consolidation or other reorganization. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (i) they are disposed of pursuant to an effective Registration Statement under the Securities Act, (ii) they are sold to the public pursuant to Rule 144 or Rule 145 (or other exemption from registration under the Securities Act), (iii) the entire amount of the Registrable Securities owned by the relevant Holder may be sold in a single sale without any limitation as to volume pursuant to Rule 144 (or other exemption from registration under the Securities Act), (iv) they shall have ceased to be outstanding, or (v) they have been sold in a private transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of the securities.
“Registration Statement” means any registration statement of the Company filed with the SEC under the Securities Act which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including any Prospectus, Free Writing Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.
“Rule 144” means Rule 144 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.
“Rule 145” means Rule 145 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.
“Rule 405” means Rule 405 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.
“SEC” means the U.S. Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or the Exchange Act.
“Securities Act” means the Securities Act of 1933, as amended, and any successor statute thereto and the rules and regulations of the SEC promulgated thereunder.
“Shelf Registration” has the meaning given to such term in Section 3(f)(i).
“Shelf Registration Statement” has the meaning given to such term in Section 3(f)(i).
“Shelf Underwritten Offering” has the meaning given to such term in Section 3(g).
“Standard General Parties” means any of Standard General Master Fund L.P., a Cayman Islands limited partnership, P Standard General Ltd., a British Virgin Islands company, and Standard General Focus Fund L.P., a Delaware limited partnership, or any investment fund that is an Affiliate of any of the foregoing.
“Subsidiary” means (i) any corporation of which a majority of the securities entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned by another entity, either directly or indirectly and (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which an entity is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general partner.
“Suspension Event” has the meaning given to such term in Section 3(e).
“Take-Down Notice” has the meaning given to such term in Section 3(g).
“Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Equity Securities beneficially owned by a Person or any interest in any Equity Securities beneficially owned by a Person. In the event that any Holder that is a corporation, partnership, limited liability company or other legal entity (other than an individual, trust or estate) ceases to be, directly or indirectly, controlled by the Person controlling such Holder as of the
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date hereof or a Permitted Transferee thereof, such event shall be deemed to constitute a “Transfer” subject to the restrictions on Transfer contained or referenced herein; provided, however that, with respect to any Standard General Party or Affiliate thereof that is an investment fund, a change of control of the direct or indirect general partner or investment advisor of such investment fund shall not constitute a Transfer.
“Underwritten Offering” means a public offering of securities registered under the Securities Act in which one or more underwriters, placement agents or other intermediaries participate in the distribution of such securities, including, without limitation, a Hedging Transaction in which a Hedging Counterparty participates.
“WKSI” has the meaning given to such term in Section 3(f)(iii).
(b) Interpretations.   For purposes of this Agreement, unless otherwise noted:
(i) All references to laws, rules, regulations and forms in this Agreement shall be deemed to be references to such laws, rules, regulations and forms, as amended from time to time or, to the extent replaced, the comparable successor laws, rules, regulations and forms thereto in effect at the time.
(ii) All references to agencies, self-regulatory organizations or governmental entities in this Agreement shall be deemed to be references to the comparable successor thereto.
(iii) All references to agreements and other contractual instruments shall be deemed to be references to such agreements or other instruments as they may be amended, waived, supplemented or modified from time to time.
(iv) All references to any amount of securities (including Registrable Securities) shall be deemed to be a reference to such amount measured on an as-converted or as-exercised basis.
(v) If any of the Standard General Parties is dissolved or effects any distribution of 25% or more of the Registrable Securities then held by such partnership, Standard General L.P. shall have the sole right to make all decisions with respect to any Registrable Securities that were distributed by such Standard General Party as if it were the Holder of such Registrable Securities, including, without limitation, the right to make a request for any incidental or piggy-back registrations under Section 2 or any Demand Registration or right to initiate any Form S-1 Shelf Registration Statement or Form S-3 Shelf Registration Statement and any offering or sale with respect to any Registrable Securities included in any Shelf Registration Statement under Section 3 and the right to consent or approve any amendment to this Agreement, the amount of Registrable Securities deemed to be held by Standard General L.P. shall be the amount of Registrable Securities distributed by the Standard General Parties less any amount of Registrable Securities transferred or sold by the distributees or their Permitted Transferees.
2.   Incidental Registrations.
(a) Right to Include Registrable Securities.   If the Company determines to register its Equity Securities under the Securities Act (other than pursuant to a Registration Statement filed by the Company on Form S-4 or S-8, or any successor or other forms promulgated for similar purposes or filed solely in connection with an exchange offer or any employee benefit or dividend reinvestment plan), whether or not for sale for its own account, in a manner which would permit registration of Registrable Securities for sale to the public under the Securities Act, it will, at least 20 days before the anticipated filing date, give written notice to all Holders of Registrable Securities of its intention to do so and of such Holders’ rights under this Section 2. Upon the written request of any such Holder made within 15 days after the receipt of any such notice (which request shall specify the Registrable Securities intended to be disposed of by such Holder and the intended method or methods of disposition thereof), the Company will use its reasonable best efforts to effect the registration under the Securities Act of all Registrable Securities which the Company has been so requested to register by the Holders thereof, to the extent required to permit the disposition of the Registrable Securities so to be registered; provided that (i) if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the Registration Statement filed in connection with such
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registration, the Company shall determine for any reason not to proceed with the proposed registration of the securities to be sold by it, the Company may, at its election, give written notice of such determination to each Holder of Registrable Securities and, thereupon, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the expenses in connection therewith) without prejudice to the rights of the Holders to request that such registration be effected as a registration under Section 3 and (ii) if such registration involves an Underwritten Offering, all Holders of Registrable Securities requesting to be included in the Company’s registration must sell their Registrable Securities to the underwriters selected by the Company on the same terms and conditions as apply to the Company, with such differences, including any with respect to indemnification and liability insurance, as may be customary in combined primary and secondary offerings. The Company shall not be required to maintain the effectiveness of the Registration Statement for a registration requested pursuant to this Section 2(a) beyond the earlier to occur of  (i) 180 days after the effective date thereof and (ii) consummation of the distribution by the Holders of the Registrable Securities included in such Registration Statement. Any Holder of Registrable Securities who has elected to sell Registrable Securities in an offering pursuant to this Section 2 shall be permitted to withdraw from such registration by written notice to the Company if  (x) the price to the public at which the Registrable Securities are proposed to be sold will be less than 85% of the average Closing Price of the class of stock being sold in the offering during the 10 trading days preceding the date on which the Demand Notice of such offering was given pursuant to this Section 2(a) or (y) such withdrawal is as a result of factors or circumstances arising after the date on which a request for a Demand Registration was made and the initiating Holders reasonably determine that participation in such registration would have a material adverse effect on the initiating Holders.
(b) Priority in Incidental Registrations.   The Company shall use reasonable efforts to cause the managing underwriter(s) of a proposed Underwritten Offering to permit Holders of Registrable Securities who have requested to include Registrable Securities in such offering to include in such offering all Registrable Securities so requested to be included on the same terms and conditions as any other shares of capital stock, if any, of the Company included in the offering. Notwithstanding the foregoing, if the managing underwriter(s) of such Underwritten Offering have informed the Company in writing that in its reasonable view the total number or dollar amount of securities that such Holders and the Company intend to include in such offering is such as to likely have a material adverse effect on the timing, price or distribution of such offering, then there shall be included in such Underwritten Offering the number or dollar amount of Registrable Securities that in the reasonable view of such managing underwriter(s) can be sold without adversely affecting such offering, and such number of Registrable Securities shall be allocated as follows, unless the underwriters require a different allocation: first, all securities of the Company requested to be included by the Company in such registration; second, all securities of the Company requested to be included by the Standard General Parties or their Affiliates among such Holders as determined by the Standard General Parties in their sole discretion; third, all securities of the Company requested to be included by the Holders of Registrable Securities (other than the Standard General Parties and their Affiliates) requesting such registration pro rata among such Holders on the basis of the percentage of the Registrable Securities requested to be included in such registration by such Holders; and fourth, any other securities of the Company requested to be included in such offering by other security holder of the Company, pro rata among such security holders on the basis of the percentage of the Registrable Securities requested to be included in such registration by such security holders.
3.   Registration on Request.
(a) Request by the Demand Party.   Subject to Section 3(d), each of the Standard General Parties and their Affiliates that are Holders of Registrable Securities shall have the right to require the Company to register, pursuant to the terms of this Agreement, under and in accordance with the provisions of the Securities Act, the number of Registrable Securities of such Holder and its Affiliates requested to be so registered pursuant to this Agreement, in each case by delivering written notice to the Company (any such written notice, a “Demand Notice” and any such registration, a “Demand Registration”). Subject to Section 3(d), following receipt of a Demand Notice for a Demand
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Registration in accordance with this Section 3(a), the Company shall use its reasonable best efforts to file a Registration Statement as promptly as practicable, and to cause such Registration Statement to be declared effective under the Securities Act as promptly as practicable after the filing thereof.
No Demand Registration shall be deemed to have occurred for purposes of the first sentence of the preceding paragraph if  (i) the Registration Statement relating thereto (x) does not become effective, (y) is not maintained effective for the period required pursuant to this Section 3, or (z) the offering of the Registrable Securities pursuant to such Registration Statement is subject to a stop order, injunction, or similar order or requirement of the SEC during such period, (ii) more than 80% of the Registrable Securities requested by the demanding Holder to be included in such registration are not so included pursuant to Section 3(b) or (iii) the conditions to closing specified in any underwriting agreement, purchase agreement or similar agreement entered into in connection with the registration relating to such request are not satisfied (other than as a result of a material default or breach thereunder by such demanding Holder or its Affiliates) or otherwise waived by such demanding Holder.
Within 5 days after receipt by the Company of a Demand Notice in accordance with this Section 3(a), the Company shall give written notice (the “Demand Follow-Up Notice”) of such Demand Notice to all other Holders of Registrable Securities and shall, subject to the provisions of Section 3(b) and Section 3(h) hereof, include in such registration all Registrable Securities with respect to which the Company received written requests for inclusion therein within 5 days after such Demand Follow-Up Notice is given by the Company to such Holders. The failure of any Holder receiving a Demand Follow-Up Notice to respond within such 5-day period referred to in the preceding sentence shall be deemed to be a waiver of such Holder’s rights under this Section 3(a) with respect to such Demand Registration. Any Holder receiving a Demand Follow-Up Notice may waive its rights under this Section 3(a) with respect to such Demand Follow-Up Notice prior to the expiration of such 5-day period by giving written notice to the Company, with a copy to the demanding Holders. If a Holder receiving a Demand Follow-Up Notice sends the Company a written request for inclusion of part or all of such Holder’s Registrable Securities in a Demand Registration, such Holder shall not be entitled to withdraw or revoke such request without the prior written consent of the Company in the Company’s sole discretion unless, as a result of facts or circumstances arising after the date on which such request was made relating to the Company or to market conditions, such Holder reasonably determines that participation in such Demand Registration would have a material adverse effect on such Holder.
All requests made pursuant to this Section 3 will specify the number of Registrable Securities to be registered and the intended method or methods of disposition thereof.
The Company shall be required to maintain the effectiveness of the Registration Statement with respect to any Demand Registration for a period of at least 180 days after the effective date thereof or such shorter period during which all Registrable Securities included in such Registration Statement have actually been sold; provided, however, that such period shall be extended for a period of time equal to the period the Holder of Registrable Securities refrains from selling any securities included in such Registration Statement at the request of the Company or an underwriter of the Company pursuant to the provisions of this Agreement.
(b) Priority on Demand Registration.   If any of the Registrable Securities registered pursuant to a Demand Registration are to be sold in an Underwritten Offering, and the managing underwriter(s) advise the Holders of such securities that in its reasonable view the total number or dollar amount of Registrable Securities proposed to be sold in such offering (including, without limitation, securities proposed to be included by other Holders of securities entitled to include securities in such Registration Statement pursuant to incidental or piggyback registration rights) is such as to adversely affect the success of such offering, then there shall be included in such Underwritten Offering the number or dollar amount of Registrable Securities that in the reasonable view of such managing underwriter(s) can be sold without adversely affecting such offering, and such number of Registrable Securities shall be allocated as follows, unless the underwriters require a different allocation:
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(i) first, to the Standard General Parties and their Affiliates requesting such registration (whether pursuant to a Demand Notice or pursuant to incidental or piggyback registration rights) among such Holders as determined by the Standard General Parties in their sole discretion, until with respect to each such Holder, all Registrable Securities requested for registration by such Holders have been included in such registration;
(ii) second, among the Holders of Registrable Securities (other than the Standard General Parties and their Affiliates) requesting such registration pursuant to incidental or piggyback registration rights pro rata on the basis of the percentage of Registrable Securities owned by each such Holder relative to the number of Registrable Securities owned by all such Holders until, with respect to each such Holder, all Registrable Securities requested for registration by such Holders have been included in such registration; and
(iii) third, the securities for which inclusion in such Demand Registration was requested by the Company.
(c) Cancellation of a Demand Registration.   Each Holder that submitted a Demand Notice pursuant to a particular offering and the Holders of a majority of the Registrable Securities that are to be registered in a particular offering pursuant to this Section 3 shall have the right, prior to the effectiveness of the Registration Statement, to notify the Company that it or they, as the case may be, have determined that the Registration Statement be abandoned or withdrawn, in which event the Company shall abandon or withdraw such Registration Statement. Any Holder of Registrable Securities who has elected to sell Registrable Securities in an Underwritten Offering pursuant to this Section 3 (including the Holder who delivered the Demand Notice of such registration) shall be permitted to withdraw from such registration by written notice to the Company at least two Business Days prior to the effective date of the Registration Statement filed in connection with such registration, or, in the case of an Underwritten Offering, at least two Business Days prior to the earlier of the anticipated filing of the “red herring” prospectus, if applicable, and the anticipated pricing date.
(d) Limitations on Demand Registrations.   The Standard General Parties and their Affiliates shall, collectively, be entitled to initiate no more than five (5) Demand Registrations (other than Shelf Registrations and shelf take-downs to effect a Shelf Underwritten Offering). Notwithstanding the foregoing, the Company shall not be obligated to effect a Demand Registration under this Section 3 (other than Shelf Registrations and shelf take-downs to effect a Shelf Underwritten Offering) unless the aggregate offering price of the Registrable Securities to be sold in such offering is reasonably expected to be at least $25 million, unless such Demand Registration includes all of the then-outstanding Registrable Securities of the demanding Holder.
(e) Postponements in Requested Registrations.   If the filing, initial effectiveness or continued use of a Registration Statement, including a Shelf Registration Statement, with respect to a Demand Registration would require the Company to make a public disclosure of material non-public information, which disclosure in the good faith judgment of the Board (after consultation with external legal counsel) (i) would be required to be made in any Registration Statement so that such Registration Statement would not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, (ii) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement and (iii) would reasonably be expected to have a material adverse effect on the Company or its business or on the Company’s ability to effect a bona fide material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction (collectively, “Suspension Events”), and the Company furnishes to the Holders a certificate signed by the Chief Executive Officer or any other senior executive officer of the Company stating such, then the Company may, upon giving prompt written notice of such action to the Holders participating in such registration, delay the filing or initial effectiveness (but not the preparation) of, or suspend use of, such Registration Statement; provided that the Company shall be permitted to do so once in any 6-month period for a period not to exceed the earlier of  (i) the termination of any such Suspension Event and (ii) 45 days following notice of any such Suspension Event and provided further, that the Company may not postpone or suspend for periods exceeding, in
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the aggregate, 120 days during any 12-month period. In the event that the Company exercises its rights under the preceding sentence, such Holders agree to suspend, promptly upon receipt of the notice referred to above, the use of any Prospectus relating to such registration in connection with any sale or offer to sell Registrable Securities. The Company covenants and agrees that it shall not deliver a suspension notice with respect to a suspension period unless all of the Company’s employees, officers and directors who are subject to Company’s [Insider Trading Compliance Policy]1, and who are prohibited by the terms thereof from effecting any public sales of securities of the Company beneficially owned by them, are so prohibited for the duration of such suspension period. If the Company so postpones the filing of a Prospectus or the effectiveness of a Registration Statement, the demanding Holder shall be entitled to withdraw such request and, if such request is withdrawn, such registration request shall not count for the purposes of the limitations set forth in Section 3(d). The Company shall promptly give the Holders requesting registration thereof pursuant to this Section 3 written notice of any postponement made in accordance with the preceding sentence.
(f) Shelf Registrations.
(i) If requested by the Standard General Parties and their Affiliates that are Holders of Registrable Securities and available to the Company, the Company shall use its reasonable best efforts to file a “shelf” registration statement providing for the registration of  (a “Shelf Registration”), and the sale on a continuous or delayed basis of, the Registrable Securities, pursuant to Rule 415 or otherwise on Form S-1 (a “Form S-1 Shelf Registration Statement”). The Company shall notify the Holders of Registrable Securities named in the Form S-1 Shelf Registration Statement promptly once the Company confirms effectiveness thereof with the SEC. In the event that the Company qualifies for registration on Form S-3 or any comparable or successor form or forms or any similar short-form registration (a “Form S-3 Shelf Registration Statement” and, together with a Form S-1 Shelf Registration Statement, a “Shelf Registration Statement”), the Company shall use its commercially reasonable efforts to convert any Form S-1 Shelf Registration Statement to a Form S-3 Shelf Registration Statement. The Standard General Parties and their Affiliates that are Holders of Registrable Securities shall be entitled to request an unlimited number of Shelf Registrations, if available to the Company, with respect to the Registrable Securities held by the Holders and their Affiliates in addition to the other registration rights provided in Section 2 and this Section 3. No Shelf Registration shall count as a Demand Registration for purposes of calculating how many Demand Registrations the Standard General Parties and their Affiliates have initiated pursuant to the provisions of Section 3.
(ii) Upon filing any Shelf Registration Statement, the Company shall use its reasonable best efforts to keep such Shelf Registration Statement effective with the SEC at all times and to re-file such Shelf Registration Statement upon its expiration, and to cooperate in any shelf take-down, whether or not underwritten, by amending or supplementing any Prospectus related to such Shelf Registration Statement as may be reasonably requested by the Standard General Parties and their Affiliates that are Holders of Registrable Securities or as otherwise required, until such time as all Registrable Securities that could be sold in such Shelf Registration Statement have been sold or are no longer outstanding. To the extent that the Company becomes ineligible to use a previously filed and effective Form S-3 Registration Statement, the Company shall file a Form S-1 Shelf Registration Statement not later than 30 days after the date of such ineligibility and use its reasonable best efforts to have such registration statement declared effective as promptly as practicable. Notwithstanding anything to the contrary contained in this Agreement, the Company shall be entitled, from time to time, by providing written notice, to require any Holder of Registrable Securities to suspend the use of any Prospectus for sales of Registrable Securities pursuant to a Form S-1 Shelf Registration Statement during the period after the end of the Company’s fiscal quarter and prior to the opening of business on the second Business Day following the first public announcement of the results for such fiscal quarter during which the Company is in possession of material non-public information regarding the results of operations for such quarter (such period, a “Blackout Period”). After the expiration of any Blackout Period

1
Note to Draft: Reference to be conformed prior to signing of Registration Rights Agreement.

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and without any further request from the Holders, the Company to the extent necessary shall as promptly as reasonably practicable and, if a Holder has delivered a Take-Down Notice during any Blackout Period, the next succeeding Business Day following such expiration, prepare and file a post-effective amendment or supplement to the Form S-1 Shelf Registration Statement or the Prospectus, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, the Prospectus will not include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(iii) To the extent the Company is a well-known seasoned issuer (as defined in Rule 405) (a “WKSI”) at the time any Demand Notice for a Shelf Registration is submitted to the Company and such Demand Notice requests that the Company file a Form S-3 Shelf Registration Statement, the Company shall file an automatic shelf registration statement (as defined in Rule 405) on Form S-3 (an “Automatic Shelf Registration Statement”) in accordance with the requirements of the Securities Act and the rules and regulations of the SEC thereunder, which covers the number or class of Registrable Securities which are requested to be registered. If registering a number of Registrable Securities, the Company shall pay the registration fee for all Registrable Securities to be registered pursuant to an Automatic Shelf Registration Statement at the time of filing of the Automatic Shelf Registration Statement and shall not elect to pay any portion of the registration fee on a deferred basis. The Company shall use its reasonable best efforts to remain a WKSI (and not to become an ineligible Company (as defined in Rule 405)) during the period during which any Automatic Shelf Registration Statement is effective. If at any time following the filing of an Automatic Shelf Registration Statement when the Company is required to re-evaluate its WKSI status the Company determines that it is not a WKSI, the Company shall use its reasonable best efforts to post-effectively amend the Automatic Shelf Registration Statement to a Form S-3 Shelf Registration Statement or file a new Form S-3 Shelf Registration Statement or, if such form is not available, a Form S-1 Shelf Registration Statement, have such Shelf Registration Statement declared effective by the SEC and keep such Shelf Registration Statement effective during the period during which such Shelf Registration Statement is required to be kept effective in accordance with Section 3(f)(ii). To the extent that the Company is eligible to file an Automatic Shelf Registration Statement and the Standard General Parties notify the Company that it wishes to engage in a block sale off of such an Automatic Shelf Registration Statement and the Company does not have an Automatic Shelf Registration Statement related to the Registrable Securities, the Company shall use its commercially reasonable efforts to file an Automatic Shelf Registration Statement within three days of such notification by the Standard General Parties.
(g) Shelf Take-Downs.   At any time that a Shelf Registration Statement covering Registrable Securities is effective, subject to the terms and conditions of this Section 3(g), if any Standard General Party or its Affiliates delivers a notice to the Company (a “Take-Down Notice”) stating that it intends to effect an Underwritten Offering of all or part of its Registrable Securities included by it on the shelf registration statement (a “Shelf Underwritten Offering”), then the Company shall amend or supplement the Shelf Registration Statement as may be necessary in order to enable such Registrable Securities to be distributed pursuant to the Shelf Underwritten Offering (taking into account the inclusion of Registrable Securities by any other Holders pursuant to Section 3(g)(i)). The Standard General Parties and their Affiliates that are Holders of Registrable Securities shall be entitled to request an unlimited number of shelf take-downs to effect a Shelf Underwritten Offering, if available to the Company, with respect to the Registrable Securities held by such Holders and their Affiliates in addition to the other registration rights provided in Section 2 and this Section 3. In connection with any Shelf Underwritten Offering:
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(i) the Company shall also deliver the Take-Down Notice to all other Holders with securities included on such shelf registration statement and permit each such Holder to include its Registrable Securities included on the Shelf Registration Statement in the Shelf Underwritten Offering if such Holder notifies the proposing Holder and the Company within two days after distribution or dissemination (including via e-mail, if available) of the Take-Down Notice to such Holder;
(ii) in the event that the underwriter advises such requesting Holder and the Company in its reasonable view that the total number or dollar amount of Registrable Securities proposed to be sold in such offering is such as to adversely affect the success of such offering (including, without limitation, adversely affect the per share offering price), then the underwriter may limit the number of shares which would otherwise be included in such take-down offering in the same manner as described in Section 3(b) with respect to a limitation of shares to be included in a registration; and
(iii) if at any time or from time to time, the Standard General Parties desire to sell Registrable Securities in an Underwritten Offering pursuant to a Shelf Underwritten Offering, the underwriters, including the managing underwriter, shall be selected by the Standard General Parties, subject to the approval of the Company, not to be unreasonably withheld.
(h) No Notice in Block Sales.   Notwithstanding any other provision of this Agreement, if the requesting Holder wishes to engage in a block sale (including a block sale off of a Shelf Registration Statement or an effective Automatic Shelf Registration Statement, or in connection with the registration of the Standard General Parties’ Registrable Securities under an Automatic Shelf Registration Statement for purposes of effectuating a block sale), then notwithstanding the foregoing or any other provisions hereunder (including without limitation Section 2 of this Agreement), no Holder shall be entitled to receive any notice of or have its Registrable Securities included in such block sale.
(i) Registration Statement Form.   If any registration requested pursuant to this Section 3 which is proposed by the Company to be effected by the filing of a Registration Statement on Form S-3 (or any successor or similar short-form registration statement) shall be in connection with an underwritten public offering, and if the managing underwriter(s) shall advise the Company that, in its good faith opinion, the use of another form of Registration Statement is of material importance to the success of such proposed offering or is otherwise required by applicable law, then such registration shall be effected on such other form.
(j) Selection of Underwriters.   If the Standard General Parties or their Affiliates intend that the Registrable Securities requested to be covered by a Demand Registration requested by such Holder shall be distributed by means of an Underwritten Offering, such demanding Holder shall so advise the Company as a part of the Demand Notice, and the Company shall include such information in the Notice sent by the Company to the other Holders with respect to such Demand Registration. In such event, the lead underwriter to administer the offering shall be chosen by the demanding Holder, subject to the approval of the Company, not to be unreasonably withheld. If the offering is underwritten, the right of any Holder to registration pursuant to this Section 3 will be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting (unless otherwise agreed by the demanding Holder) and each such Holder will (together with the Company and the other Holders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting (including, without limitation, pursuant to the terms of any over-allotment or “green shoe” option requested by the managing underwriter(s)), provided that (A) no Holder shall be required to sell more than the number of Registrable Securities that such Holder has requested the Company to include in any registration and (B) if any Holder disapproves of the terms of the underwriting, such Holder may elect to withdraw therefrom by written notice to the Company, the managing underwriter(s) and, in connection with an underwritten registration pursuant to this Section 3, the demanding Holder, provided further that no such Person (other than the Company) shall be required to make any representations or warranties other than those related to title and ownership of, and
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power and authority to transfer, shares and as to the accuracy and completeness of statements made in a Registration Statement, Prospectus or other document in reliance upon, and in conformity with, written information prepared and furnished to the Company or the managing underwriter(s) by such Person pertaining exclusively to such Holder. Notwithstanding the foregoing, no Holder shall be required to agree to any indemnification obligations on the part of such Holder that are greater than its obligations pursuant to Section 6. If any Shelf Registration Statement is in the form of a Hedging Transaction, the demanding Holder shall select and obtain an investment banking firm of national or regional reputation to act as the Hedging Counterparty of the Hedging Transaction.
4.   Registration Procedures.   If and whenever the Company is required to use its reasonable best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Section 2 and Section 3, the Company shall effect such registration to permit the sale of such Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company shall cooperate in all reasonable respects in the sale of such Registrable Securities and shall, as quickly as practicable:
(a) prepare and file, in each case as promptly as practicable, with the SEC a Registration Statement or Registration Statements on such form as shall be available for the sale of the Registrable Securities by the Holders thereof or by the Company in accordance with the intended method or methods of distribution thereof, make all required filings with FINRA, and, if such Registration Statement is not automatically effective upon filing, use its reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable and to remain effective as provided herein; provided, however, that before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including free writing prospectuses under Rule 433 (each a “Free Writing Prospectus”)) and, to the extent reasonably practicable, documents that would be incorporated by reference or deemed to be incorporated by reference in a Registration Statement filed pursuant to a Demand Notice (other than a Shelf Registration Statement), the Company shall furnish or otherwise make available to the Holders of the Registrable Securities covered by such Registration Statement, their counsel and the managing underwriter(s), if any, copies of all such documents proposed to be filed (including exhibits thereto), which documents will be subject to the reasonable review and comment of such counsel, and such other documents reasonably requested by such counsel, including any comment letter from the SEC, and, if requested by such counsel, provide such counsel reasonable opportunity to participate in the preparation of such Registration Statement and each Prospectus included therein and such other opportunities to conduct a reasonable investigation within the meaning of the Securities Act, including reasonable access to the Company’s books and records, officers, accountants and other advisors. The Company will include comments to any Registration Statement and any amendments or supplements thereto from Holders of a majority in aggregate principal amount of the Registrable Securities covered by such Registration Statement, or their counsel, or the managing underwriters, if any, as reasonably requested on a timely basis. The Company shall not file any such Registration Statement or Prospectus, or any amendments or supplements thereto (including such documents that, upon filing, would be incorporated or deemed incorporated by reference therein and including Free Writing Prospectuses) with respect to a Demand Registration to which the demanding Holder or the Holders of a majority of the Registrable Securities covered by such Registration Statement (or their counsel) or the managing underwriter(s), if any, shall reasonably object, in writing, on a timely basis, unless, in the opinion of the Company, such filing is necessary to comply with applicable law;
(b) prepare and file with the SEC such amendments, including post-effective amendments, and supplements to such Registration Statement and the Prospectus used in connection therewith and such Free Writing Prospectuses and Exchange Act reports as may be necessary to keep such Registration Statement continuously effective during the period provided herein and comply in all material respects with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement; cause the related Prospectus to be supplemented by any Prospectus supplement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of the securities covered by such Registration Statement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act in each case, until such time as all of such securities have been disposed of in accordance with the intended
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method or methods of disposition by the seller or sellers thereof set forth in such Registration Statement; and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement;
(c) notify each selling Holder of Registrable Securities, its counsel and the managing underwriter(s), if any, promptly after the Company receives notice thereof  (i) when a Prospectus or any Prospectus supplement or post-effective amendment or any Free Writing Prospectus has been filed, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or related Prospectus or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceedings for that purpose, (iv) if at any time the Company has reason to believe that the representations and warranties of the Company contained in any agreement (including any underwriting agreement) contemplated by Section 4(n) below cease to be true and correct, (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of such Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose, and (vi) of the existence of any fact or happening of any event that makes any statement made in such Registration Statement or related Prospectus, Free Writing Prospectus, amendment or supplement thereto, or any document incorporated or deemed to be incorporated therein by reference, as then in effect, untrue in any material respect or that requires the making of any changes in such Registration Statement, Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (which notice shall notify the selling Holders only of the occurrence of such an event and shall provide no additional information regarding such event to the extent such information would constitute material non-public information);
(d) use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction at the earliest date reasonably practical;
(e) if requested by the managing underwriter(s), if any, a Holder making a Demand Notice with respect to such offering or the Holders of a majority of the then-issued and outstanding Registrable Securities being sold in connection with an Underwritten Offering, promptly include in a Prospectus supplement or post-effective amendment such information as the managing underwriter(s), if any, or such Holder or Holders, as the case may be, may reasonably request in order to facilitate the disposition of the Registrable Securities in accordance with the intended method or methods of distribution of such securities set forth in the Registration Statement and make all required filings of such Prospectus supplement or such post-effective amendment as soon as practicable after the Company has received such request; provided, however, that the Company shall not be required to take any actions under this Section 4(e) that are not, in the opinion of counsel for the Company, in compliance with applicable law;
(f) deliver to each seller of Registrable Securities, its counsel, and the underwriters, if any, without charge, as many copies of the Prospectus or Prospectuses (including each form of Prospectus) and each amendment or supplement thereto (including any Free Writing Prospectus) as such Persons may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities in accordance with the intended method or methods of disposition thereof; and the Company, subject to the last paragraph of this Section 4, hereby consents to the use of such Prospectus and each amendment or supplement thereto by each seller of Registrable Securities and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any such amendment or supplement thereto;
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(g) prior to any public offering of Registrable Securities, use its reasonable best efforts to register or qualify or cooperate with the sellers of Registrable Securities, the underwriters, if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions within the United States as any seller or underwriter reasonably requests in writing and to use its reasonable best efforts to keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be kept effective and to take any other action that may be necessary or advisable to enable such sellers of Registrable Securities to consummate the disposition of such Registrable Securities in such jurisdiction in accordance with the intended method or methods of disposition thereof; provided, however, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 4(g), (ii) subject itself to taxation in any jurisdiction wherein it is not so subject or (iii) take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject (other than service of process in connection with such registration or qualification or any sale of Registrable Securities in connection therewith);
(h) cooperate with the sellers of Registrable Securities and the managing underwriter(s), if any, to facilitate the timely preparation and delivery of certificates (not bearing any legends unless required under applicable law) representing Registrable Securities to be sold, and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriter(s), if any, or sellers may request at least two Business Days prior to any sale of Registrable Securities in a firm commitment public offering, but in any other such sale, within 5 Business Days prior to having to issue the securities;
(i) use its reasonable best efforts to cause the Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities within the United States as may be necessary in light of the business or operations of the Company to enable the seller or sellers thereof or the managing underwriter(s), if any, to consummate the disposition of such Registrable Securities, in accordance with the intended method or methods thereof, except as may be required solely as a consequence of the nature of such seller’s business, in which case the Company will cooperate in all reasonable respects with the filing of such Registration Statement and the granting of such approvals, as may be necessary to enable the seller or sellers thereof or the underwriters, if any, to consummate the disposition of such Registrable Securities in accordance with the intended method or methods thereof;
(j) upon the occurrence of any event contemplated by Section 4(c)(vi) above, promptly prepare a supplement or post-effective amendment to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;
(k) prior to the effective date of the Registration Statement relating to the Registrable Securities, provide a CUSIP number for each type of the Registrable Securities;
(l) provide and cause to be maintained a transfer agent and registrar for all such Registrable Securities from and after the effective date of such Registration Statement. In connection therewith, if required by the Company’s transfer agent, the Company will promptly after the effective date of the Registration Statement, cause an opinion of counsel as to the effectiveness of the Registration Statement to be delivered to and maintained with such transfer agent, together with any other authorizations, certificates and directions required by the transfer agent which authorize and direct the transfer agent to issue such Registrable Securities without any such legend upon sale by a seller or the underwriter or managing underwriter of an Underwritten Offering of Registrable Securities, if any, of such Registrable Securities under the Registration Statement;
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(m) use its reasonable best efforts to cause all shares of Registrable Securities covered by such Registration Statement to be listed on a national securities exchange if shares of the particular class of Registrable Securities are at that time listed on such exchange, prior to the effectiveness of such Registration Statement;
(n) enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in Underwritten Offerings) and take all such other customary actions reasonably requested by a Holder submitting a Demand Notice with respect to such offering or the Holders of a majority of the Registrable Securities being sold in connection therewith (including those reasonably requested by the managing underwriter(s), if any) to expedite or facilitate the disposition of such Registrable Securities, and in such connection, whether or not an underwriting agreement is entered into and whether or not the registration is an underwritten registration, (i) make such representations and warranties to the Holders of such Registrable Securities and the underwriters, if any, with respect to the business of the Company and its Subsidiaries, and the Registration Statement, Prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in form, substance and scope as are customarily made by issuers to underwriters in Underwritten Offerings, and, if true, confirm the same if and when reasonably requested, (ii) use its reasonable best efforts to furnish to the sellers of such Registrable Securities opinions of outside counsel (and/or internal counsel if acceptable to the managing underwriter(s)) to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriter(s), if any, and counsels to the sellers of the Registrable Securities), addressed to each seller of Registrable Securities and each of the underwriters, if any, covering the matters customarily covered in opinions requested in Underwritten Offerings and such other matters as may be reasonably requested by such counsel and underwriters, (iii) use its reasonable best efforts to obtain “cold comfort” letters and updates thereof from an independent registered public accounting firm with respect to the Company (and, if necessary, any other independent certified public accountants of any Subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data are, or are required to be, included in the Registration Statement) who have certified the financial statements included in such Registration Statement, addressed to each selling Holder of Registrable Securities (unless such accountants shall be prohibited from so addressing such letters by applicable standards of the accounting profession) and each of the underwriters, if any, such letters to be in customary form and covering matters of the type customarily covered in “cold comfort” letters as the managing underwriter reasonably requests, (iv) if an underwriting agreement is entered into, the same shall contain indemnification provisions and procedures that are customary for underwriting agreements in connection with Underwritten Offerings except as otherwise agreed by the parties thereto and (v) deliver such documents and certificates as may be reasonably requested by a Holder making a Demand Notice with respect to such offering, the Holders of a majority of the Registrable Securities being sold pursuant to such Registration Statement, its or their counsel, as the case may be, or the managing underwriter(s), if any, to evidence the continued validity of the representations and warranties made pursuant to Section 4(n)(i) above and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company. The above shall be done at each closing under such underwriting or similar agreement, or as and to the extent required thereunder;
(o) upon reasonable notice, make available for inspection by a representative of the selling Holders of Registrable Securities, the underwriters participating in any such disposition of Registrable Securities, if any, and any attorneys or accountants retained by such selling Holders or underwriter (collectively, the “Inspectors”) at the offices where normally kept, during reasonable business hours, all financial and other records, pertinent corporate documents and properties of the Company and its Subsidiaries (collectively, the “Records”), as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the officers, directors and employees of the Company and its Subsidiaries to supply all information in each case reasonably requested by any such representative, underwriter, attorney or accountant in connection with such Registration Statement; provided, however, that any information and Records that are not generally publicly available at the time of delivery of such information shall be kept confidential by the Inspectors unless (i) disclosure of such information or Records is required by court or administrative order, (ii) disclosure of such information
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or Records, in the opinion of counsel to such Inspector, is required by law or applicable legal process, (iii) such information or Records become generally available to the public other than as a result of a disclosure or failure to safeguard by such Inspector, (iv) such information or Records becomes available to such Inspector on a non-confidential basis from a source other than the Company or (v) such information or Records is independently developed by such Inspector. In the case of a proposed disclosure pursuant to (i) or (ii) above, such Inspector shall be required to give the Company written notice of the proposed disclosure prior to such disclosure and, if requested by the Company, assist the Company in seeking to prevent or limit the proposed disclosure;
(p) cause its officers to use their reasonable best efforts to support the marketing of the Registrable Securities covered by the Registration Statement (including, without limitation, participation in such number of  “road shows” as the underwriter(s) reasonably request);
(q) cooperate with each seller of Registrable Securities and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the FINRA;
(r) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable (but no more than fifteen months), an earnings statement covering the period of at least twelve months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement, which earnings statement will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder; and
(s) take no direct or indirect action prohibited by Regulation M under the Exchange Act; provided, that, to the extent that any prohibition is applicable to the Company, the Company will take all reasonable action to make such prohibition inapplicable.
The Company may require each Holder of Registrable Securities as to which any registration is being effected to furnish to the Company in writing such information required in connection with such registration regarding such seller and the distribution of such Registrable Securities as the Company may, from time to time, reasonably request and the Company may exclude from such registration the Registrable Securities of any Holder who unreasonably fails to furnish such information within a reasonable time after receiving such request.
The Company agrees not to file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the Prospectus or any Free Writing Prospectus used in connection therewith, that refers to any Holder covered thereby by name, or otherwise identifies such Holder as the holder of any securities of the Company, without the consent of such Holder, such consent not to be unreasonably withheld or delayed, unless and to the extent such disclosure is required by law, rule or regulation, in which case the Company shall provide prompt written notice to such Holders prior to the filing of such amendment to any Registration Statement or amendment of or supplement to the Prospectus or any Free Writing Prospectus.
If the Company files any Shelf Registration Statement for the benefit of the holders of any of its securities other than the Holders, the Company agrees that it shall use its reasonable best efforts to include in such registration statement such disclosures as may be required by Rule 430B under the Securities Act (referring to the unnamed selling security holders in a generic manner by identifying the initial offering of the securities to the Holders) in order to ensure that the Holders may be added to such Shelf Registration Statement at a later time through the filing of a Prospectus supplement rather than a post-effective amendment.
Each Holder of Registrable Securities agrees if such Holder has Registrable Securities covered by such Registration Statement that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4(c)(ii), 4(c)(iii), 4(c)(iv), 4(c)(v) and 4(c)(vi) hereof, such Holder will promptly discontinue disposition of such Registrable Securities covered by such Registration Statement or Prospectus until such Holder’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 4(j) hereof, or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any additional or supplemental filings
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that are incorporated or deemed to be incorporated by reference in such Prospectus; provided, however, that the time periods under Section 3 with respect to the length of time that the effectiveness of a Registration Statement must be maintained shall automatically be extended by the amount of time the Holder is required to discontinue disposition of such securities.
5.   Hedging Transactions.
(a) In any Shelf Registration, the demanding Holder may elect to engage in a Hedging Transaction. The Company agrees that, in connection with any proposed Hedging Transaction, if, in the reasonable judgment of counsel to the demanding Holder, it is necessary or desirable to register under the Securities Act such Hedging Transaction or sales or transfers (whether short or long) of Registrable Securities in connection therewith, then the Company shall use commercially reasonable efforts to take such actions (which may include, among other things, the filing of a prospectus supplement or post-effective amendment to a Registration Statement to include additional or changed information that is material or is otherwise required to be disclosed, including, without limitation, a description of such Hedging Transaction, the name of the Hedging Counterparty, identification of the Hedging Counterparty or its Affiliates as underwriters or potential underwriters, if applicable, or any change to the plan of distribution) as may reasonably be required to register such Hedging Transaction or sales or transfers of Registrable Securities in connection therewith under the Securities Act in a manner consistent with the rights and obligations of the Company hereunder with respect to the registration of Registrable Securities. Any information regarding the Hedging Transaction included in a Registration Statement, Prospectus or Free Writing Prospectus pursuant to this Section 5(a) shall, for purposes of Section 6 hereof, be deemed to be information provided by the Standard General Party that is party to such Hedging Transaction and is selling Registrable Securities pursuant to such Registration Statement for purposes of Section 6 hereof.
(b) If in connection with a Hedging Transaction, a Hedging Counterparty or any Affiliate thereof is (or may be considered) an underwriter or selling stockholder, then it shall be required to provide customary indemnities to the Company regarding the plan of distribution and like matters. The Prospectus shall permit, in connection with a Hedging Transaction, a Hedging Counterparty or any Affiliate thereof to sell shares of the Registrable Securities covered by such Prospectus and the applicable prospectus supplement, including short sales.
6.   Indemnification.
(a) Indemnification by the Company.   The Company shall, without limitation as to time, indemnify and hold harmless, to the fullest extent permitted by law, each Holder of Registrable Securities whose Registrable Securities are covered by a Registration Statement or Prospectus, the officers, directors, partners, members, managers, shareholders, accountants, attorneys, agents and employees of each of them, each Person who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) each such Holder and the officers, directors, partners, members, managers, shareholders, accountants, attorneys, agents and employees of each such controlling person, each underwriter, if any, and each Person who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) such underwriter (each such person being referred to herein as a “Covered Person”), from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, costs of preparation and reasonable attorneys’ fees and any legal or other fees or expenses incurred by such party in connection with any investigation or proceeding), expenses, judgments, fines, penalties, charges and amounts paid in settlement (collectively, “Losses”), as incurred, arising out of or based upon (i) any untrue or alleged untrue statement of a material fact contained in any Prospectus, offering circular, or other document (including any related Registration Statement, notification, or the like or Free Writing Prospectus or any amendment thereof or supplement thereto or any document incorporated by reference therein) incident to any such registration, qualification, or compliance, (ii) with respect any Registration Statement or any amendment or supplement thereto (including any document incorporated by reference therein), the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) with respect to any Prospectus, offering circular or other document (including any related notification, or the like or Free Writing
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Prospectus or any amendment thereof or supplement thereto or any document incorporated by reference therein) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or (iv) any violation by the Company of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation thereunder applicable to the Company and relating to any action or inaction in connection with the related offering of Registrable Securities, and will reimburse each such Covered Person for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such Loss, provided that the Company will not be liable in any such case to the extent that any such Loss arises out of or is based on any untrue statement or omission by such Covered Person relating to such Covered Person or its Affiliates (other than the Company or any of its Subsidiaries), but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such Registration Statement, Prospectus, offering circular, Free Writing Prospectus or any amendment thereof or supplement thereto, or any document incorporated by reference therein, or other document in reliance upon and in conformity with written information furnished to the Company by such Covered Person with respect to such Covered Person expressly for use therein.
(b) Indemnification by Holder of Registrable Securities.   As a condition to including any Registrable Securities in any Registration Statement filed in accordance with Section 4 hereof, the Company shall have received an undertaking reasonably satisfactory to it from the prospective seller of such Registrable Securities to indemnify, to the fullest extent permitted by law, severally and not jointly with any other Holders of Registrable Securities, the Company, its directors and officers and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) the Company from and against all Losses arising out of or based upon (i) any untrue or alleged untrue statement of a material fact contained in any Prospectus, offering circular, or other document (including any related Registration Statement, notification, or the like or Free Writing Prospectus or any amendment thereof or supplement thereto or any document incorporated by reference therein) incident to any such registration, qualification, or compliance, (ii) with respect any Registration Statement or any amendment or supplement thereto (including any document incorporated by reference therein), the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) with respect to any Prospectus, offering circulate or other document (including any related notification, or the like or Free Writing Prospectus or any amendment thereof or supplement thereto or any document incorporated by reference therein) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances under which they were made not misleading, and will reimburse the Company, such directors and controlling persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such Loss, in each case to the extent, but only to the extent, that such untrue statement or omission is made in such Registration Statement, Prospectus, Free Writing Prospectus, offering circular, or other document in reliance upon and in conformity with written information furnished to the Company by such Holder with respect to such Holder expressly for use in such Registration Statement, Prospectus, offering circular or other document; provided, however, that the obligations of such Holder hereunder shall not apply to amounts paid in settlement of any such Losses (or actions in respect thereof) if such settlement is effected without the consent of such Holder (which consent shall not be unreasonably withheld); and provided, further, that the liability of such Holder of Registrable Securities shall be limited to the net proceeds (after deducting the underwriters’ discounts and commissions) received by such selling Holder from the sale of Registrable Securities to which the Prospectus, Registration Statement, Free Writing Prospectus or such amendment or supplement thereto relates.
(c) Conduct of Indemnification Proceedings.   If any Person shall be entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall give prompt notice to the party from which such indemnity is sought (the “Indemnifying Party”) of any claim or of the commencement of any proceeding with respect to which such Indemnified Party seeks indemnification or contribution pursuant hereto; provided, however, that the delay or failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation or liability except to the extent that the
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Indemnifying Party has been materially prejudiced by such delay or failure. The Indemnifying Party shall have the right, exercisable by giving written notice to an Indemnified Party promptly after the receipt of written notice from such Indemnified Party of such claim or proceeding, to, unless in the Indemnified Party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, assume, at the Indemnifying Party’s expense, the defense of any such claim or proceeding, with counsel reasonably satisfactory to such Indemnified Party; provided, however, that an Indemnified Party shall have the right to employ separate counsel in any such claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless: (i) the Indemnifying Party agrees to pay such fees and expenses; (ii) the Indemnifying Party fails promptly to assume, or in the event of a conflict of interest cannot assume, the defense of such claim or proceeding or fails to employ counsel reasonably satisfactory to such Indemnified Party; or (iii) the named parties to any such action (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and such parties have been advised by such counsel that either (x) representation of such Indemnified Party and the Indemnifying Party by the same counsel would be inappropriate under the applicable standards of professional conduct or (y) there may be one or more legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party. In any such cases, the Indemnified Party shall have the right to employ counsel and to assume the defense of such claim or proceeding at the Indemnifying Party’s expense; provided, further, however, that the Indemnifying Party shall not, in connection with any one such claim or proceeding or separate but substantially similar or related claims or proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one firm of attorneys (together with appropriate local counsel) at any time for all of the Indemnified Parties, or for fees and expenses that are not reasonable. Whether or not such defense is assumed by the Indemnifying Party, such Indemnifying Party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld or delayed). The Indemnifying Party shall not consent to entry of any judgment or enter into any settlement (without the consent of such Indemnified Party) that (x) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release, in form and substance reasonably satisfactory to the Indemnified Party, from all liability in respect of such claim or litigation for which such Indemnified Party would be entitled to indemnification hereunder or (y) involves the imposition of equitable remedies or the imposition of any obligations on the Indemnified Party or adversely affects such Indemnified Party other than as a result of financial obligations for which such Indemnified Party would be entitled to indemnification hereunder. Notwithstanding the foregoing, if at any time an Indemnified Party shall have requested the Indemnifying Party to reimburse the Indemnified Party for fees and expenses of counsel as contemplated by this Section 6, the Indemnifying Party agrees that it shall be liable for any settlement of any proceeding effected without the Indemnifying Party’s written consent if  (i) such settlement is entered into more than 30 Business Days after receipt by the Indemnifying Party of the aforesaid request and (ii) the Indemnifying Party shall not have reimbursed the Indemnified Party in accordance with such request or contested the reasonableness of such fees and expenses prior to the date of such settlement.
(d) Contribution.   If the indemnification provided for in this Section 6 is unavailable to an Indemnified Party in respect of any Losses (other than in accordance with its terms), then each applicable Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party, on the one hand, and such Indemnified Party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party, on the one hand, and Indemnified Party, on the other hand, shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made (or omitted) by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent any such action, statement or omission. The amount paid or payable by a party as a result of the Losses referred to above shall be deemed to include, subject to the limitations set forth in Sections
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6(a), 6(b) and 6(c) hereof, any reasonable and documented out-of-pocket legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding; provided, that the total amount to be contributed by any Holder shall be limited to the net proceeds (after deducting the underwriters’ discounts and commissions) received by such Holder in the offering.
The Parties agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 6(d), an Indemnifying Party that is a selling Holder of Registrable Securities shall not be required to contribute any amount in excess of the amount that such Indemnifying Party has otherwise been, or would otherwise be, required to pay pursuant to Section 6(b) by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.
Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are more favorable to the Holders than the foregoing provisions, the provisions in the underwriting agreement shall control.
(e) Deemed Underwriter.   To the extent that any of the Holders is, or would be expected to be, deemed to be an underwriter of Registrable Securities pursuant to any SEC comments or policies or any court of law or otherwise, the Company agrees that (i) the indemnification and contribution provisions contained in this Section 6 shall be applicable to the benefit of such Holder in its role as deemed underwriter in addition to its capacity as a Holder (so long as the amount for which any other Holder is or becomes responsible does not exceed the amount for which such Holder would be responsible if the Holder were not deemed to be an underwriter of Registrable Securities) and (ii) such Holder and its representatives shall be entitled to conduct the due diligence which would normally be conducted in connection with an offering of securities registered under the Securities Act, including receipt of customary opinions and comfort letters.
(f) Other Indemnification.   Indemnification similar to that specified in the preceding provisions of this Section 6 (with appropriate modifications) shall be given by the Company and each seller of Registrable Securities with respect to any required registration or other qualification of securities under any federal or state law or regulation or governmental authority other than the Securities Act.
(g) Non-Exclusivity.   The obligations of the Parties under this Section 6 shall be in addition to any liability which any party may otherwise have to any other party.
(h) Primacy of Indemnification.   The Company hereby acknowledges that certain of the Standard General Parties have certain rights to indemnification, advancement of expenses and/or insurance provided by certain of its affiliates (collectively, the “Indemnitors”). The Company hereby agrees that (i) it is the indemnitor of first resort (i.e., its obligations to the Standard General Parties are primary and any obligation of the Indemnitors to advance expenses or to provide indemnification for the same Losses incurred by any of the Standard General Parties are secondary to any such obligation of the Company), (ii) that it shall be liable for the full amount of all Losses to the extent legally permitted and as required by the terms of this Agreement and the articles and other organizational documents of the Company (or any other agreement between the Company and the Standard General Parties), without regard to any rights the Standard General Parties may have against the Indemnitors, and (iii) it irrevocably waives, relinquishes and releases the Indemnitors from any and all claims (x) against the Indemnitors for contribution, indemnification, subrogation or any other recovery of any kind in respect thereof and (y) that the Standard General Parties must seek indemnification from any Indemnitor before the Company must perform its indemnification obligations under this Agreement. No advancement or payment by the Indemnitors on behalf of the Standard General Parties with respect to any claim for which the Standard General Parties has sought indemnification from the Company hereunder shall affect the foregoing. The Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery
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which the Standard General Parties would have had against the Company if the Indemnitors had not advanced or paid any amount to or on behalf of the Standard General Parties. The Company and the Standard General Parties agree that the Indemnitors are express third party beneficiaries of this Section 6.
7.   Registration Expenses.   All reasonable fees and expenses incurred in the performance of or compliance with this Agreement by the Company including, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses with respect to (A) filings required to be made with the SEC, all applicable securities exchanges and/or FINRA and (B) compliance with securities or blue sky laws, including, without limitation, any fees and disbursements of counsel for the underwriters in connection with blue sky qualifications of the Registrable Securities pursuant to Section 4(g)), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing Prospectuses if the printing of Prospectuses is requested by the managing underwriter(s), if any, or by a Holder making a Demand Notice with respect to such offering or the Holders of a majority of the Registrable Securities included in any Registration Statement), (iii) messenger, telephone and delivery expenses of the Company, (iv) fees and disbursements of counsel for the Company, (v) expenses of the Company incurred in connection with any road show, (vi) fees and disbursements of all independent registered public accounting firms referred to in Section 4(n) hereof  (including, without limitation, the expenses of any “cold comfort” letters required by this Agreement) and any other persons, including special experts retained by the Company and (vii) fees and disbursements of separate counsel (but not more than one firm of counsel that shall serve as corporate counsel for the Standard General Parties, in addition to one firm of counsel for each Standard General Party participating in such offering that shall serve as local counsel for such Standard General Party, as may be required in such offering) for the Standard General Parties and their Affiliates if any of them is participating in the offering (which counsel shall be selected by such participating Holders) and, if none of them is participating in the offering, one counsel for the Holders of Registrable Securities whose shares are included in a Registration Statement (which counsel shall be selected by the Holders of a majority of the Registrable Securities included in such Registration Statement) shall be borne by the Company whether or not any Registration Statement is filed or becomes effective. In addition, the Company shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the securities to be registered on any securities exchange on which similar securities issued by the Company are then listed and rating agency fees and the fees and expenses of any Person, including special experts, retained by the Company.
The Company shall not be required to pay (i) fees and disbursements of any counsel retained by any Holder of Registrable Securities or by any underwriter (except as set forth above in this Section 7), (ii) any underwriter’s fees (including discounts, commissions or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals) relating to the distribution of the Registrable Securities (other than with respect to Registrable Securities sold by the Company) or (iii) any other expenses of the Holders of Registrable Securities not specifically required to be paid by the Company pursuant to the first paragraph of this Section 7.
8.   Rule 144.   The Company covenants that it will timely file the Form 8-K in connection with the closing of the Acquisition that includes all Form 10 information (as defined in Rule 144(i)(3)) concerning the Company (including by promptly responding to any comments by the SEC thereto), file the other reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, it will, upon the request of any of any Holder, make publicly available such information so long as necessary to permit sales of Registrable Securities pursuant to Rule 144), and it will take such further action as any Holder of Registrable Securities (or, if the Company is not required to file reports as provided above, any Holder) may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144. Upon the request of any Holder of Registrable Securities, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements and, if not, the specifics thereof.
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9.   Certain Additional Agreements.   If any Registration Statement or comparable statement under state blue sky laws refers to any Holder by name or otherwise as the Holder of any securities of the Company, then such Holder shall have the right to require (a) the insertion therein of language, in form and substance satisfactory to such Holder and the Company, to the effect that the holding by such Holder of such securities is not to be construed as a recommendation by such Holder of the investment quality of the Company’s securities covered thereby and that such holding does not imply that such Holder will assist in meeting any future financial requirements of the Company, or (b) in the event that such reference to such Holder by name or otherwise is not in the judgment of the Company required by the Securities Act or any similar federal statute or any state blue sky or securities law then in force, the deletion of the reference to such Holder.
10.   Miscellaneous.
(a) Termination.   The provisions of this Agreement shall terminate upon the earliest to occur of (i) its termination by the written agreement of all Parties or their respective successors in interest, (ii) with respect to a Holder, the date on which all Equity Securities held by such Holder have ceased to be Registrable Securities, (iii) with respect to the Company, the date on which all Equity Securities have ceased to be Registrable Securities and (iv) the dissolution, liquidation or winding up of the Company. Nothing herein shall relieve any party from any liability for the breach of any of the agreements set forth in this Agreement. The provisions of Sections 6 and 7 shall survive any termination of this Agreement.
(b) Holdback Agreement.   To the extent requested by the underwriter(s) managing any Underwritten Offering, each Holder (other than any Pledgee or Hedging Counterparty) agrees not to effect any public sale or distribution of Registrable Securities, including, but not limited to, any sale pursuant to Rule 144, without the prior written consent of the Company or such underwriters, as the case may be, during the Holdback Period following the effective date of such registration (except as part of such Underwritten Offering).
Unless the Company shall have received the prior written consent of the Holders of a majority of the Registrable Securities, the Company agrees not to (i) effect any public sale or distribution of any of its securities, or any securities convertible into or exchangeable or exercisable for such securities (other than a registration statement on Form S-4, Form S-8 or any successor forms promulgated for similar purposes), (ii) file any Registration Statements relating to the registration of securities for the Company’s account (other than a registration statement on Form S-4, Form S-8 or any successor forms promulgated for similar purposes), or (iii) make any public announcements related to clause (i) or (ii), in each case, during the period beginning on the effective date of any Registration Statement relating to a registration in which the Standard General Parties are participating and ending on the earlier of  (a) the date on which all Registrable Securities registered on such Registration Statement are sold and (b) the Holdback Period after the effective date of such Registration Statement (except as part of such registration).
(c) Amendments and Waivers.   This Agreement may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if any such amendment, action or omission to act, has received the written consent of the Company, as the case may be, and the Standard General Parties and their Affiliates that are Holders of Registrable Securities, or if no such Holders remain, the Holders of a majority of the Registrable Securities; provided that this Agreement may not be amended in a manner that would, by its terms, adversely affect the rights or obligations of the Standard General Parties or their Affiliates that are Holders of Registrable Securities without the consent of such Holders. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms. Any Holder may waive (in writing) the benefit of any provision of this Agreement with respect to itself for any purpose. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Holder granting such waiver in any other respect or at any other time.
(d) Successors, Assigns and Transferees.   Each Holder may transfer or pledge Registrable Securities with the associated registration rights under this Agreement (including transfers occurring by operation of law or by reason of intestacy) to a Permitted Transferee or a pledgee (“Pledgee”) only
22

if such Permitted Transferee or Pledgee agrees in writing to be bound as a Holder by the provisions of this Agreement, such agreement being substantially in the form of Exhibit A hereto. Upon any transfer or pledge of Registrable Securities, other than as set forth in this Section 10(d), such securities shall no longer constitute Registrable Securities, except that any Registrable Securities that are pledged or made the subject of a Hedging Transaction, which Registrable Securities are not ultimately disposed of by the Holder pursuant to such pledge or Hedging Transaction shall be deemed to remain “Registrable Securities,” notwithstanding the release of such pledge or the completion of such Hedging Transaction.
(e) Notices.   All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and e-mail transmission if confirmed by telephone or return e-mail (including automated return receipt) and shall be given:
If to the Company, to:
Standard Diversified Opportunities Inc.
1521 Concord Pike, Suite 301
Wilmington, DE 19803
Fas No.: 302-504-4780
Attention: Kevin J. Bratton
with a copy (which shall not constitute notice) to:
Young Conway Stargatt & Taylor, LLP
Rodney Square, 1000 North King Street
Wilmington, DE 19801
Fax No.: 302-576-3460
Attention: James P. Hughes, Jr.
if to any Standard General Party, to:
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Fax No.: 212-257-4709
Attention: Gail Steiner, General Counsel
with a copy (which shall not constitute notice) to:
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Fax No.: 212-909-6836
Attention: Jonathan E. Levitsky
or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other Parties.
If to any other Holder of Registrable Securities, to the e-mail or physical address of such other Holder as shown in the stock record book of the Company. Each Holder shall provide the Company with an updated e-mail address or physical address if such address changes by notice to the Company pursuant to this Section 10(e). The e-mail address or physical address shown on the stock record books of the Company shall be presumed to be current for purposes of giving any notice under this Agreement.
All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:30 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.
(f) Further Assurances.   At any time or from time to time after the date hereof, the Parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the Parties hereunder.
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(g) Other Registration Rights.   The Company hereby represents and warrants that, as of the date hereof, no registration rights have been granted to any other Person other than pursuant to this Agreement. Without the approval of the Standard General Parties and the Holders holding a majority of the Registrable Securities, neither the Company nor any of its Subsidiaries shall (i) enter into any agreement granting registration rights to any Person which rights are prior in right to or inconsistent with the registration rights granted in this Agreement or (ii) enter into any agreement granting registration rights to any Person for such time as the Standard General Parties hold 50% or more of the outstanding Equity Securities; provided that this Section 10(g) shall not apply to the extension of customary registration rights in connection with the sale of debt securities or convertible debt securities.
(h) Entire Agreement; No Third Party Beneficiaries.   This Agreement (i) constitutes the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede any prior discussions, correspondence, negotiation, proposed term sheet, agreement, understanding or agreement and there are no agreements, understandings, representations or warranties between the Parties other than those set forth or referred to in this Agreement and (ii) except as provided in Section 6 with respect to an Indemnified Party, is not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.
(i) Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.
(i) This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed and to be performed wholly within such State and without reference to the choice-of-law principles that would result in the application of the laws of a different jurisdiction.
(ii) Each party to this Agreement irrevocably submits to the jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in such district any suit, action or other proceeding arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such suit, action or proceeding may be heard and determined in such court. Each party to this Agreement hereby irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such suit, action or other proceeding. The Parties further agree, to the extent permitted by law, that final and unappealable judgment against any of them in any suit, action or other proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment.
(iii) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
(j) Severability.   If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
(k) Enforcement.   Each Party hereto acknowledges that money damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with its terms, and it is therefore agreed that in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof.
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(l) Titles and Subtitles.   The titles of the sections and subsections of this Agreement are for convenience of reference only and will not affect the meaning or interpretation of this Agreement.
(m) No Recourse.   Notwithstanding anything that may be expressed or implied in this Agreement, the Company and each Holder (other than the Standard General Parties) covenant, agree and acknowledge that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future director, officer, employee, shareholder, general or limited partner or member of the Standard General Parties or of any Affiliate or assignee thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, shareholder, general or limited partner or member of the Standard General Parties or of any Affiliate or assignee thereof, as such for any obligation of the Standard General Parties under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.
(n) Counterparts; Facsimile Signatures.   This Agreement may be executed in any number of counterparts (including via facsimile and electronic transmission), each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed by facsimile signature(s).
[Remainder of page left intentionally blank]
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IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be duly executed on its behalf as of the date first written above.
STANDARD DIVERSIFIED OPPORTUNITIES INC.
By:

Name:
Title:
STANDARD GENERAL MASTER FUND, L.P.
By: Standard General L.P., its investment manager
By:

Name:
Title:
P STANDARD GENERAL LTD.
By: Standard General L.P., its investment manager
By:

Name:
Title:
STANDARD GENERAL FOCUS FUND
By:  Standard General L.P., its investment manager
By:

Name:
Title:
[Signature Page to Registration Rights Agreement]

Exhibit A
JOINDER AGREEMENT
Reference is made to the Registration Rights Agreement, dated as of  [•], 2017 (as amended from time to time, the “Registration Rights Agreement”), by and among Standard Diversified Opportunities Inc. (the “Company”), and the other parties thereto. The undersigned agrees, by execution hereof, to become a party to, and to be subject to the rights and obligations under the Registration Rights Agreement.
[NAME]
By:
Name:
Title:
Date:
Address:
Acknowledged by:
STANDARD DIVERSIFIED OPPORTUNITIES INC.
By:

Name:
Title:
A-1

FIRST AMENDMENT TO CONTRIBUTION AND EXCHANGE AGREEMENT
This First Amendment to the Contribution and Exchange Agreement (this “Amendment”), is entered into and effective as of January 25, 2017, by and among Special Diversified Opportunities Inc., a Delaware corporation (the “Company”), Standard General Master Fund L.P., a Cayman Islands limited partnership (“SG Master Fund”), P Standard General Ltd., a British Virgin Islands company (“PSG”) and Standard General Focus Fund L.P., a Delaware limited partnership (“SG Focus Fund” and, together with SG Master Fund and PSG, the “SG Parties” and each, a “SG Party”), for purposes of amending the Contribution and Exchange Agreement, dated as of November 25, 2016, by and among the SG Parties and the Company (the “Agreement”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Agreement. For the purposes of the amendments set forth herein, double underlining indicates new language and ~~strikethrough~~ indicates deleted language.
WHEREAS, pursuant to Section 7.12 of the Agreement, the parties may amend the provisions of the Agreement by the mutual written agreement of the Company (following recommendation of the Special Committee) and the SG Parties;
WHEREAS, the Board of Directors, acting upon the unanimous recommendation of the Special Committee, has determined that it is advisable and in the best interests of the Company and its stockholders to amend the Agreement as set forth in this Amendment; and
WHEREAS, the SG Parties and the Company desire to amend the Agreement as set forth in this Amendment.
NOW, THEREFORE, in consideration of the foregoing and the mutual promises and agreements set forth herein, the Company and the SG Parties hereby agree as follows:
1. Amendments to Agreement.
1.1. Amendment of Recitals.   The fourth paragraph of the recitals is hereby amended as follows:
“WHEREAS, the board of directors of the Company (the “Board of Directors”), acting upon the unanimous recommendation of the special committee (the “Special Committee”) formed to evaluate the Transaction (as defined herein), has determined that it is advisable and in the best interests of the Company and its stockholders to (i) immediately prior to the Closing, amend and restate the certificate of incorporation of the Company in substantially the form attached hereto as Exhibit B (the “Interim Amended Charter”), to provide for, among other things, (x) the reclassification (the “Reclassification”) of every ~~ten (10)~~ twenty five (25) shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) into one (1) share of new class of common stock, par value $0.01 per share, designated as “Class A Common Stock” (the “Class A Common Stock”) and (y) the authorization for issuance of an additional class of common stock, par value $0.01 per share, designated as “Class B Common Stock” (the “Class B Common Stock”) (the “Interim Amendment”), (ii) at the Closing, consummate the Exchange, (iii) immediately following the Closing, distribute a dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock (the record date for such dividend to occur immediately following the completion of the Exchange) (the “Dividend”) and (iv) following the distribution of the Dividend, amend and restate the certificate of incorporation of the Company in substantially the form attached hereto as Exhibit C (such form, the “Final Amended Charter”, and such amendment and restatement, the “Final Amendment”, and, together with the Interim Amendment, the Exchange, the Dividend and the other transactions contemplated by this Agreement, the “Transaction”);”
1.2. Amendment of Section 7.3 (Definitions).   The definition of  “30-Day Trailing Company VWAP” set forth in Section 7.3 (Definitions) is hereby amended as follows:
““30-Day Trailing Company VWAP” means, as of the Closing Date, the product of  (i) ~~ten (10)~~ twenty five (25), multiplied by (ii) the trailing 30-calendar day volume weighted average trading price of one share of Company Common Stock as reported by Bloomberg L.P. and displayed under the heading “Bloomberg VWAP” on Bloomberg page “SDOI US <Equity> AQR” in respect of the period from the open of trading thirty calendar days prior to the Closing Date until the close of trading on the Business Day immediately prior to the Closing Date (or any other recognized quotation source mutually agreed to by the SG Parties and the Company if such page is not available or is manifestly erroneous).”
1.3. Amendment of Exhibit B (Interim Amended Charter), Article IV (Capital Stock).   The second paragraph of Article IV (Capital Stock) of Exhibit B (Interim Amended Charter) attached to the Agreement is hereby amended as follows:
“Immediately upon the effectiveness of the filing of this Fifth Amended and Restated Certificate of Incorporation (the “Restated Certificate”) with the Secretary of State of the State of Delaware (the “Effective Time”), every ~~ten (10)~~ twenty five (25) shares of the Corporation’s common stock, par value $0.01 per share, issued and outstanding or held as treasury stock immediately prior to the Effective Time (the “Old Common Stock”), shall, automatically and without further action by any stockholder, be reclassified as, and shall become, one (1) fully paid and nonassessable share of Class A Common Stock (the “Reclassification”). Notwithstanding the foregoing, no fractional shares of Class A Common Stock shall be issued as a result of the Reclassification. If the Reclassification would otherwise result in the issuance of any fractional share, the Corporation shall issue one whole share of Class A Common Stock in lieu of such fractional share. Each stock certificate that immediately prior to the Effective Time represented shares of the Old Common Stock shall, from and after the Effective Time, be deemed to represent the shares of Class A Common Stock into which such shares shall have been reclassified upon the Effective Time, subject to the elimination of fractional share interests as described above, without the need for surrender or exchange thereof.”
1.4. Amendment of Exhibit B (Interim Amended Charter), Article IV (Capital Stock), Part A (Preferred Stock), Paragraph 1 (Designation and Rights).   Paragraph 1 (Designation and Rights) of Part A (Preferred Stock) of Article IV (Capital Stock) of Exhibit B (Interim Amended Charter) attached to the Agreement is hereby amended as follows:
“Subject to the provisions of this Article IV and any limitations prescribed by law, the Board of Directors of the Corporation (the “Board of Directors”) is hereby empowered: (a) by resolution or resolutions, to cause the Corporation to issue from time to time, in one or more series, up to ~~17,500,000~~ 500,000,000 shares of Preferred Stock, and (b) by filing a certificate of designation pursuant to the applicable law of the state of Delaware (“Certificate of Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers (including voting powers), preferences, terms, conditions, privileges and other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof.”
1.5. Amendment of Exhibit C (Final Amended Charter), Article IV (Capital Stock), Part A (Preferred Stock), Paragraph 1 (Designation and Rights).   Paragraph 1 (Designation and Rights) of Part A (Preferred Stock) of Article IV (Capital Stock) of Exhibit C (Final Amended Charter) attached to the Agreement is hereby amended as follows:
“Subject to the provisions of this Article IV and any limitations prescribed by law, the Board of Directors of the Corporation (the “Board of Directors”) is hereby empowered: (a) by resolution or resolutions, to cause the Corporation to issue from time to time, in one or more series, up to ~~17,500,000~~ 500,000,000 shares of Preferred Stock, and (b) by filing a certificate of designation pursuant to the applicable law of the state of Delaware (“Certificate of Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers (including voting powers), preferences, terms, conditions, privileges and other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof.”
1.6. Amended Exhibits.   The forms of the Interim Amended Charter and the Final Amended Charter, as amended by the foregoing amendments, are attached to this Amendment as Exhibit B and Exhibit C, respectively.
2. No Other Amendments; Full Force and Effect.   Except as set forth herein, the Agreement shall remain in full force and effect in accordance with its terms and be unaffected hereby. This Amendment shall constitute a part of the Agreement.

3. Construction.   The Agreement, as referenced in any other document that the parties have executed and/or delivered in connection therewith, whether executed and/or delivered prior to or contemporaneously with this Amendment, shall mean the Agreement as amended by this Amendment.
4. Miscellaneous. Sections.   7.2 (Notices), 7.4 (Interpretation), 7.5 (Counterparts), 7.6 (Entire Agreement; Third Party Beneficiaries), 7.7 (Governing Law), 7.8 (Assignment), 7.9 (Consent to Jurisdiction), 7.11 (Severability), 7.12 (Waiver and Amendment; Remedies Cumulative), 7.13 (Waiver of Jury Trial) and 7.14 (Specific Performance) are hereby incorporated, mutatis mutandis, by reference as if such sections were set forth in full herein.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Amendment to the Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.
SPECIAL DIVERSIFIED OPPORTUNITIES INC.
By:
/s/ Kevin J. Bratton

Name: Kevin J. Bratton
Title: CFO
STANDARD GENERAL MASTER FUND L.P.
By: Standard General L.P., its investment manager
By:
/s/ Soohyung Kim

Name: Soohyung Kim
Title: Chief Executive Officer
P STANDARD GENERAL LTD.
By: Standard General L.P., its investment manager
By:
/s/ Soohyung Kim

Name: Soohyung Kim
Title: Chief Executive Officer
STANDARD GENERAL FOCUS FUND
By: Standard General L.P., its investment manager
By:
/s/ Soohyung Kim

Name: Soohyung Kim
Title: Chief Executive Officer
[Signature Page to First Amendment to Contribution and Exchange Agreement]

SECOND AMENDMENT TO CONTRIBUTION AND EXCHANGE AGREEMENT
This Second Amendment to the Contribution and Exchange Agreement (this “Amendment”), is entered into and effective as of April 5, 2017, by and among Special Diversified Opportunities Inc., a Delaware corporation (the “Company”), Standard General Master Fund L.P., a Cayman Islands limited partnership (“SG Master Fund”), P Standard General Ltd., a British Virgin Islands company (“PSG”) and Standard General Focus Fund L.P., a Delaware limited partnership (“SG Focus Fund” and, together with SG Master Fund and PSG, the “SG Parties” and each, a “SG Party”), for purposes of amending the Contribution and Exchange Agreement, dated as of November 25, 2016, by and among the SG Parties and the Company (the “Agreement”), as amended by the First Amendment to the Contribution and Exchange Agreement, dated as of January 24, 2017. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Agreement. For the purposes of the amendments set forth herein, double underlining indicates new language and ~~strikethrough~~ indicates deleted language.
WHEREAS, pursuant to Section 7.12 of the Agreement, the parties may amend the provisions of the Agreement by the mutual written agreement of the Company (following recommendation of the Special Committee) and the SG Parties;
WHEREAS, the Board of Directors, acting upon the unanimous recommendation of the Special Committee, has determined that it is advisable and in the best interests of the Company and its stockholders to amend the Agreement as set forth in this Amendment; and
WHEREAS, the SG Parties and the Company desire to amend the Agreement as set forth in this Amendment.
NOW, THEREFORE, in consideration of the foregoing and the mutual promises and agreements set forth herein, the Company and the SG Parties hereby agree as follows:
1.
Amendments to Agreement.

1.1.
Amendment of Section 4.7 (Fees and Expenses). Section 4.7 (Fees and Expenses) is hereby amended as follows:

Section 4.7 Fees and Expenses. Except as set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transaction shall be paid by the party incurring such fees or expenses. Notwithstanding the foregoing, (i) following the date hereof, the Company shall promptly pay or reimburse any Turning Point Expenses as and when requested, and (ii) in the event the Transaction is consummated, the Company shall promptly pay or reimburse the SG Parties for any SG Party Expenses that have not been previously paid or reimbursed by the Company and that are either (x) Turning Point Expenses or (y) fees and expenses of counsel and any related fees, expenses and disbursements, provided that the aggregate amount of Turning Point Expenses and SG Party Expenses payable or reimbursable pursuant to the foregoing clauses (i) and (ii) (excluding any Turning Point Expenses or SG Party Expenses incurred in connection with any litigation relating to this Agreement or the Transaction) shall not exceed $1,400,000.
1.2.
Amendment of Section 7.3 (Definitions). The definition of  “Pro Forma Book Value Per Share” set forth in Section 7.3 (Definitions) is hereby amended as follows:

“Pro Forma Book Value Per Share” means the quotient obtained by dividing (i) Company’s stockholders’ equity at the time of the Closing calculated in accordance with GAAP (disregarding the transactions contemplated by the Stock Purchase Agreement, dated as of November 23, 2016, by and between the Company and Interboro LLC, including the payment of the purchase price and the acquisition of the Shares (as defined therein) thereunder and any fees and expenses incurred by the Company in connection therewith), less (x) all unpaid Company Expenses, less (y) any amounts payable or reimbursable by the Company pursuant to Section 4.7, plus (z) the sum of the cash exercise prices that would be payable upon exercise in full of all In the Money Options (whether or not vested) held by all holders following the Interim Amendment and immediately prior to the Exchange, by (ii) the

Fully-Diluted Class A Common Stock Amount, provided, that in the case of the foregoing clauses (i)(x) and (i)(y), no such amounts shall be deducted to the extent such amounts have already been accrued as a liability on the Company’s balance sheet at the time of Closing as calculated in accordance with GAAP.
2.
No Other Amendments; Full Force and Effect. Except as set forth herein, the Agreement shall remain in full force and effect in accordance with its terms and be unaffected hereby. This Amendment shall constitute a part of the Agreement.

3.
Construction. The Agreement, as referenced in any other document that the parties have executed and/or delivered in connection therewith, whether executed and/or delivered prior to or contemporaneously with this Amendment, shall mean the Agreement as amended by this Amendment.

4.
Miscellaneous. Sections. 7.2 (Notices), 7.4 (Interpretation), 7.5 (Counterparts), 7.6 (Entire Agreement; Third Party Beneficiaries), 7.7 (Governing Law), 7.8 (Assignment), 7.9 (Consent to Jurisdiction), 7.11 (Severability), 7.12 (Waiver and Amendment; Remedies Cumulative), 7.13 (Waiver of Jury Trial) and 7.14 (Specific Performance) are hereby incorporated, mutatis mutandis, by reference as if such sections were set forth in full herein.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Amendment to the Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.
SPECIAL DIVERSIFIED OPPORTUNITIES INC.
By:	/s/ Kevin J. Bratton
	Name:	Kevin J. Bratton
	Title:	CFO
STANDARD GENERAL MASTER FUND L.P.
By:	Standard General L.P., its investment manager
By:	/s/ Soohyung Kim
	Name:	Soohyung Kim
	Title:	Chief Executive Officer
P STANDARD GENERAL LTD.
By:	Standard General L.P., its investment manager
By:	/s/ Soohyung Kim
	Name:	Soohyung Kim
	Title:	Chief Executive Officer
STANDARD GENERAL FOCUS FUND
By:	Standard General L.P., its investment manager
By:	/s/ Soohyung Kim
	Name:	Soohyung Kim
	Title:	Chief Executive Officer
[Signature Page to Second Amendment to Contribution and Exchange Agreement]

Appendix B
FIFTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
STANDARD DIVERSIFIED OPPORTUNITIES INC.
ARTICLE I.
NAME
The name of the Corporation is Standard Diversified Opportunities Inc.
ARTICLE II.
REGISTERED OFFICE
The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.
ARTICLE III.
PURPOSES
The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.
ARTICLE IV.
CAPITAL STOCK
The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is 830,000,000 shares, divided into classes as follows:
500,000,000 shares shall be shares of Preferred Stock, with a par value of  $.01 per share (the “Preferred Stock”);
300,000,000 shares shall be shares of Class A Common Stock, with a par value of  $.01 per share (the “Class A Common Stock”); and
30,000,000 shares shall be shares of Class B Common Stock, with a par value of  $.01 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”).
Immediately upon the effectiveness of the filing of this Fifth Amended and Restated Certificate of Incorporation (the “Restated Certificate”) with the Secretary of State of the State of Delaware (the “Effective Time”), every twenty five (25) shares of the Corporation’s common stock, par value $0.01 per share, issued and outstanding or held as treasury stock immediately prior to the Effective Time (the “Old Common Stock”), shall, automatically and without further action by any stockholder, be reclassified as, and shall become, one (1) fully paid and nonassessable share of Class A Common Stock (the “Reclassification”). Notwithstanding the foregoing, no fractional shares of Class A Common Stock shall be issued as a result of the Reclassification. If the Reclassification would otherwise result in the issuance of any fractional share, the Corporation shall issue one whole share of Class A Common Stock in lieu of such fractional share. Each stock certificate that immediately prior to the Effective Time represented shares of the Old Common Stock shall, from and after the Effective Time, be deemed to represent the shares of Class A Common Stock into which such shares shall have been reclassified upon the Effective Time, subject to the elimination of fractional share interests as described above, without the need for surrender or exchange thereof.
The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.
PART A. PREFERRED STOCK1
1. DESIGNATION AND RIGHTS.   Subject to the provisions of this Article IV and any limitations prescribed by law, the Board of Directors of the Corporation (the “Board of Directors”) is hereby empowered: (a) by resolution or resolutions, to cause the Corporation to issue from time to time, in one or more series, up to 500,000,000 shares of Preferred Stock, and (b) by filing a certificate of designation pursuant to the applicable law of the state of Delaware (“Certificate of Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers (including voting powers), preferences, terms, conditions, privileges and other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof.
2. VOTE TO INCREASE OR DECREASE AUTHORIZED SHARES.   The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law, and without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless any such vote is required pursuant to the terms of any Certificate of Designation.
PART B. COMMON STOCK
1. DESIGNATION AND AMOUNT.   The designation of this class of capital stock shall be “Class A Common Stock,” par value $.01 per share, and “Class B Common Stock,” par value $.01 per share. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law. Notwithstanding the foregoing, except as otherwise provided in Article IV, Part B, Section 5, the Corporation shall not issue additional shares of Class B Common Stock (or securities (including options, warrants, or other rights) convertible into, or exercisable or exchangeable for shares of Class B Common Stock) after the Dividend Date.
2. EQUAL STATUS.   Except as expressly set forth in this Restated Certificate or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the Corporation), share ratably and be identical in all respects and as to all matters.
3. VOTING RIGHTS.   Except as otherwise provided in this Restated Certificate or required by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote or for the written consent of the stockholders of the Corporation, (b) be entitled to notice of any stockholders’ meeting in accordance with the By-laws of the Corporation and (c) be entitled to vote upon such matters and in such manner as may be provided in this Restated Certificate or required by applicable law. Except as otherwise expressly provided in this Restated Certificate or required by applicable law, each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock shall have the right to ten (10) votes per share of Class B Common Stock held of record by such holder.

1 Note to Draft: Certificate of Elimination for Series A Preferred to be filed prior to the Effective Time.

4. DIVIDEND RIGHTS.   Dividends may be declared by the Board of Directors and paid on the Common Stock from funds legally available therefor as and when determined by the Board of Directors in its sole discretion, subject to the requirements of applicable law and the provisions of this Restated Certificate. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any such dividends; provided, however, that in the event a dividend is paid in the form of shares of Common Stock, or securities (including options, warrants, or other rights) convertible into, or exercisable or exchangeable for Common Stock, then such dividend shall be paid only in shares of Class A Common Stock (or securities (including options, warrants, or other rights) convertible into, or exercisable or exchangeable for shares of Class A Common Stock), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock (or securities (including options, warrants or other rights) convertible into, or exercisable or exchangeable for an identical number of shares of Class A Common Stock). Notwithstanding the foregoing, the Board of Directors may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved in advance by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Class A Common Stock and a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.
5. SUBDIVISIONS, COMBINATIONS OR RECLASSIFICATIONS.   Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class of Common Stock are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification; provided, however, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Class A Common Stock and a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.
6. LIQUIDATION, DISSOLUTION OR WINDING UP.   Subject to the preferential or other rights, if any, of the holders of any Preferred Stock, in the event of any dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets or funds of the Corporation available for distribution to its stockholders, irrespective of class, unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Class A Common Stock and a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.
7. MERGER OR CONSOLIDATION.   In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or payments in connection with such merger, consolidation or other transaction if  (i) the only difference in the per share distribution to the holders of the Class A Common Stock and Class B Common Stock is that any securities distributed to the holder of a share Class B Common Stock have ten times the voting power of any securities distributed to the holder of a share of Class A Common Stock, or (ii) such merger, consolidation or other transaction is approved by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Class A Common Stock and a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.

8. CONVERSION OF CLASS B COMMON STOCK.
8A. VOLUNTARY CONVERSION.   Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. Before any holder of Class B Common Stock shall be entitled to voluntarily convert any shares of such Class B Common Stock, such holder shall surrender the certificate or certificates therefor (if any), duly endorsed (or in the case of lost, stolen, or destroyed certificate(s), shall notify the Corporation that the certificate(s) have been lost, stolen, or destroyed), at the principal corporate office of the Corporation or of any transfer agent for the Class B Common Stock, and shall give written notice to the Corporation at its principal corporate office, that the stockholder elects to convert the same and shall state therein the name(s) (i) in which the certificate(s) representing the shares of Class A Common Stock into which the shares of Class B Common Stock are so converted are to be issued or (ii) in which such shares are to be registered in book entry if such shares are uncertificated. The Corporation shall, as soon as practicable thereafter, (x) issue and deliver at such office to such holder of Class B Common Stock, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Class A Common Stock to which such holder shall be entitled, provided, however, that the Corporation shall not be obligated to issue certificate(s) evidencing the shares of Class A Common Stock issuable upon such voluntary conversion unless the certificate(s) evidencing such shares of Class B Common Stock are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificate(s) have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such lost, stolen or destroyed certificate(s), or (y) if such shares are uncertificated, register such shares in book-entry form. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted following or contemporaneously with the written notice of such holder’s election to convert required by this Section 8A, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such time. Each share of Class B Common Stock that is converted pursuant to this Part B, Section 8A of Article IV shall be retired by the Corporation and shall not be available for reissuance.
8B. AUTOMATIC CONVERSION.   From and after the Effective Time, (i) each share of Class B Common Stock shall automatically, without further action by the holder thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock, upon the occurrence of a Transfer (as defined in Part C of this Article IV), other than a Permitted Transfer (as defined in Part C of this Article IV), of such share of Class B Common Stock (any such Transfer, a “Transfer Conversion Event”) and (ii) all (and not less than all) shares of Class B Common Stock shall automatically, without further action by any holder thereof, convert into an identical number of fully paid and nonassessable shares of Class A Common Stock at such date and time, or the occurrence of an event, specified by the affirmative vote or written consent of the holders of two-thirds of the then-outstanding shares Class B Common Stock, voting as a separate class (the occurrence of a Transfer Conversion Event or an event described in clause (ii) of this Part B, Section 8B, a “Conversion Event”). Each outstanding stock certificate that, immediately prior to a Conversion Event, represented one or more shares of Class B Common Stock subject to such Conversion Event shall, upon such Conversion Event, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The Corporation shall, upon the request of any holder whose shares of Class B Common Stock have been converted into shares of Class A Common Stock as a result of a Conversion Event, and upon surrender by such holder to the Corporation of the outstanding certificate(s) formerly representing such holder’s shares of Class B Common Stock or, in the case of lost, stolen, or destroyed certificate(s) (where the Corporation has been notified that that such certificate(s) have been lost, stolen, or destroyed), after execution of an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such lost, stolen or destroyed certificate(s), issue and deliver to such holder certificate(s) representing the shares of Class A Common Stock into which such holder’s shares of Class B Common Stock were converted as a result of such Conversion Event (if such shares are certificated) or, if such shares are uncertificated, register such shares in book entry form. If the Corporation has reason to believe that a Transfer Conversion Event with respect to any shares of Class B Common Stock has occurred but has not theretofore been reflected on the books of the Corporation, the Corporation may request that the applicable holder furnish affidavits or other evidence to the Corporation as the Corporation deems necessary to determine whether a Transfer Conversion Event has occurred, and if such holder does not within ten (10) days after the date of such request furnish sufficient evidence to the corporation (in the manner provided in the request) to enable the Corporation to determine that no such Transfer Conversion Event has occurred, any such shares of Class B Common Stock, to the extent not previously converted, shall be automatically converted into shares of Class A Common Stock and the same shall thereupon be registered on the books and records of the Corporation. If the Secretary of the Corporation or the Board of Directors, or a duly authorized committee thereof, determines that any shares of Class B Common Stock have been subject to an inadvertent Transfer that would constitute a Transfer Conversion Event, or any other event shall have occurred, or any state of facts arisen or come into existence, that would inadvertently cause a Transfer Conversion Event, and the holder thereof shall have cured or shall promptly cure such inadvertent Transfer or the event or state of facts that would inadvertently cause such Transfer Conversion Event, then the Secretary of the Corporation or the Board of Directors, or a duly authorized committee thereof, may determine that such share or shares of Class B Common Stock shall not have been automatically converted into Class A Common Stock pursuant to Section 8B of this Article IV. Subject to the preceding sentence, each share of Class B Common Stock that is converted pursuant to this Part B, Section 8B of Article IV shall thereupon be retired by the Corporation and shall not be available for reissuance.
8C. The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Restated Certificate, relating to the conversion of the Class B Common Stock into Class A Common Stock, as it may deem necessary or advisable in connection therewith. In connection with any action of the stockholders taken at a meeting or by written consent, the Corporation shall presume that the stock ledger of the Corporation sets forth the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any such written consent and the class or classes or series of shares held by each such stockholder and the number of shares of each class or classes or series held by such stockholder, provided that any such presumption shall be rebuttable by a Holder of shares of Common Stock that furnishes affidavits or other evidence sufficient to enable the Corporation to make a contrary determination in accordance with this Restated Certificate. Notwithstanding anything herein to the contrary, any determination by the Secretary of the Corporation relating to the conversion of any share of Class B Common Stock into a share of Class A Common Stock shall be conclusive and binding.
9. RESERVATION OF STOCK.   The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock, and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Class B Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purpose.
10. PROTECTIVE PROVISION.   The Corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive Parts B or C of this Article IV (or adopt any provision inconsistent therewith), without first obtaining the affirmative vote or written consent of the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, this Restated Certificate or the By-laws of the Corporation.

11. ADDITIONAL PROTECTIVE PROVISION.   For a period of eighteen (18) months from the Effective Time, any merger, consolidation, share exchange or similar transaction as a result of which Standard General L.P. and its affiliates, individually or in the aggregate, would own ninety-five percent (95%) or more of the issued and outstanding shares of Common Stock of the Corporation shall require the approval of the holders of a majority of the shares of the Class A Common Stock held by stockholders of the Corporation other than Standard General L.P. and its affiliates. For a period of eighteen (18) months from the Effective Time, the approval of the holders of a majority of the shares of the Class A Common Stock held by the stockholders of the Corporation other than Standard General L.P. and its affiliates shall be required to amend, alter or eliminate this Section 11 of Article IV, Part B.
PART C. DEFINITIONS.
Subject to the definitions set forth Article V, Part C (which shall be applicable for Article V only), for purposes of this Restated Certificate:
1. “1934 Act” shall mean the Securities Exchange Act of 1934.
2. “Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the 1934 Act (or any subsequent provisions replacing the 1934 Act or the rules and regulations promulgated thereunder).
3. “Dividend” shall mean the “Dividend” as such term is defined in the Contribution and Exchange Agreement, dated as of November 25, 2016, by and among the Corporation, Standard General Master Fund L.P., P. Standard General Ltd. And Standard General Focus Fund L.P.
4. “Dividend Date” shall mean the date of distribution of the Dividend.
5. “Financial Intermediary” shall mean (i) a clearing agency, clearing corporation or depository or (ii) a person, including a broker, voting trustee, bank, trust company or other nominee, that in the ordinary course of its business maintains securities accounts for other persons and is acting in that capacity.
6. “Holder” shall mean, with respect to a share of capital stock of the Corporation, the registered holder of such share on the stock ledger of the Corporation; provided that if such registered holder (or any account holder of a Financial Intermediary with respect to such share) is a Financial Intermediary, the “Holder” of such share shall be deemed to be the person that is both (i) the account holder at a Financial Intermediary with respect to such share and (ii) not a Financial Intermediary.
7. “Parent” of an entity shall mean any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.
8. “Permitted Transfer” shall mean, and be restricted to, any Transfer of any shares of Class B Common Stock by a Qualified Stockholder to one or more Permitted Transferees of such Qualified Stockholder.
9. “Permitted Transferee” shall mean, and be restricted to:
(a) with respect to any Holder that is a corporation, partnership, limited liability company or other entity (a “Corporate Person”), any Affiliate of such Corporate Person.
(b) with respect to any Holder that is a natural person, (i) any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, of such natural person (such natural person’s “Family Members”), (ii) any transferee under a domestic relations order in settlement of marital property rights, (iii) any trust or Corporate Person that is and remains wholly-owned and controlled, directly or indirectly, by such natural person or such natural person’s Family Members and that is and remains solely for the benefit of such natural person or such natural person’s Family Members and (iv) (A) the guardian or conservator of such natural person if such natural person has been adjudged disabled, incapacitated, incompetent or otherwise unable to manage his or her own affairs, (B) the executor, administrator or personal representative of the estate of such natural person if such natural person is deceased, (C) the trustee or receiver of the estate of such natural person if such natural person is bankrupt or insolvent or (D) any “Permitted Transferee” of such natural person if such natural person is disabled, incapacitated, incompetent, deceased, bankrupt or insolvent; and
(c) with respect to any Holder that is a trust, (i) the beneficiaries of such trust and (ii) the Family Members of the beneficiaries of such trust.
10. A “person” shall mean an any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.
11. “Qualified Stockholder” shall mean (a) any Holder of a share of Class B Common Stock as of the Dividend Date and (b) any person that becomes the Holder of any share of Class B Common Stock as a result of a Permitted Transfer.
12. “Transfer” of a share of capital stock of the Corporation by the Holder thereof shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share as a result of which such person is no longer the Holder of such share; provided that the pledge of a share of capital stock of the Corporation by the Holder thereof that creates a mere security interest in such share pursuant to a bona fide loan or indebtedness transaction shall not constitute a “Transfer” by the Holder of such share for so long as such Holder continues to exercise the power to vote or direct the voting of such share by proxy, voting agreement or otherwise; provided, however, that a foreclosure of such share or other similar action by the pledgee shall constitute a “Transfer” unless such foreclosure or similar action qualifies as a “Permitted Transfer” at such time.
ARTICLE V.
CERTAIN BUSINESS COMBINATIONS
PART A. VOTE REQUIRED FOR CERTAIN BUSINESS COMBINATIONS.
1. REQUIRED VOTE FOR CERTAIN BUSINESS COMBINATIONS.   In addition to any affirmative vote required by law or by this Restated Certificate, and except as otherwise expressly provided in Paragraph 2 of this Article V, Part A:
1A. any merger or consolidation of the Corporation or any Subsidiary (as hereinafter defined) with (a) any Interested Stockholder (as hereinafter defined) or (b) any other corporation or entity (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate (as hereinafter defined) of any Interested Stockholder; or
1B. any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Stockholder or any Affiliate of any Interested Stockholder of any assets of the Corporation or any Subsidiary having an aggregate Fair Market Value (as hereinafter defined) of  $5,000,000 or more; or
1C. the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the Corporation or any Subsidiary to any Interested Stockholder or any Affiliate of any Interested Stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate Fair Market Value of  $5,000,000 or more; or
1D. the adoption of any plan or proposal for the liquidation, dissolution or winding up of the Corporation proposed by or on behalf of any Interested Stockholder or any Affiliate of any Interested Stockholder; or
1E. any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving any Interested Stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which is directly or indirectly owned by any Interested Stockholder or any Affiliate of any Interested Stockholder;

shall require, subject to Paragraph 2 of this Article V, Part A, the affirmative vote of the holders of at least two-thirds of the voting power of the then outstanding Voting Stock (as hereinafter defined), voting together as a single class at a duly constituted meeting of stockholders called expressly for such purpose. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law.
2. DEFINITION OF “BUSINESS COMBINATION.”   The term “Business Combination” as used in this Article V shall mean any transaction which is referred to in any one or more of Subparagraphs (1A) through (1E) of this Paragraph 1 of Article V, Part A.
PART B. WHEN HIGHER VOTE IS NOT REQUIRED.
The provisions of Paragraph 1 of this Article V, Part A, shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote, if any, as is required by law and any other provision of this Restated Certificate, if all of the conditions specified in either of the following Paragraph 1 or 2 or this Part B are met:
1. APPROVAL BY CONTINUING DIRECTORS.   The Business Combination shall have been approved by the affirmative vote of a majority of the Continuing Directors (as herein defined) then in office.
2. PRICE AND PROCEDURE REQUIREMENTS.   All of the following conditions shall have been met:
2A. The aggregate amount of the cash and the Fair Market Value, as of the date of the consummation of the Business Combination, of consideration other than cash to be received per share by holders of common stock in such Business Combination shall be at least equal to the highest of the following:
(1) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the Interested Stockholder for any shares of common stock acquired by it (1) within the two year period immediately prior to and including the first public announcement of the proposal of the Business Combination (the “Announcement Date”) or (2) in the transaction in which it became an Interested Stockholder, whichever is higher; and
(2) the Fair Market Value per share of common stock on the Announcement Date or on the date on which the Interested Stockholder became an Interested Stockholder (such latter date is referred to in this Article V as the “Determination Date”), whichever is higher.
2B. The aggregate amount of the cash and the Fair Market Value, as of the date of the date of the consummation of the Business Combination, of consideration other than cash to be received per share by holders of shares of any other class of outstanding Voting Stock in such Business Combination shall be at least equal to the highest of the following (it being intended that the requirements of this Subparagraph 2B shall be required to be met with respect to every other class of outstanding Voting Stock, whether or not the Interested Stockholder has previously acquired any shares of a particular class of Voting Stock):
(1) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the Interested Stockholder for any shares of such class of Voting Stock acquired by it (1) within the two-year period immediately prior to and including the Announcement Date or (2) in the transaction in which it became an Interested Stockholder, whichever is higher;
(2) (if applicable) the highest preferential amount per share which the holders of shares of such class of Voting Stock are entitled to receive from the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and
(3) the Fair Market Value per share of such class of voting Stock on the Announcement Date or on the Determination Date, whichever is higher.

2C. The consideration to be received by holders of a particular class of outstanding Voting Stock shall be in cash or in the same form as the Interested Stockholder has previously paid for shares of such class of Voting Stock. If the Interested Stockholder has paid for shares of any class of Voting Stock with varying forms of consideration, the form of consideration for such class of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class of Voting Stock previously acquired by such Interested Stockholder.
2D. After such Interested Stockholder has become an Interested Stockholder and prior to the consummation of such Business Combination: (a) there shall have been (1) no failure to declare and pay at regular dates therefor the full amount of any dividends (whether or not cumulative) payable on any class or series of preferred stock, except as approved by the affirmative vote of a majority of the Continuing Directors; (2) no reduction in the annual rate of dividends paid on the common stock (except as necessary to reflect any subdivision of the common stock), except as approved by the affirmative vote of a majority of the Continuing Directors; and (3) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the common stock, unless the failure so to increase such annual rate is approved by the affirmative vote of a majority of the Continuing Directors; and (b) such Interested Stockholder shall not have become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which results in such Interested Stockholder becoming an Interested Stockholder.
2E. After such Interested Stockholder has become an Interested Stockholder, such Interested Stockholder shall not have received the benefit, directly or indirectly (except proportionately as a stockholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise, unless such transaction shall have been approved or ratified by the affirmative vote of a majority of the Continuing Directors after such person shall have become an Interested Stockholder.
2F. A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules and regulations) shall be mailed to public stockholders of the Corporation at least 20 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act, rules or regulations or subsequent provisions thereof).
PART C. CERTAIN DEFINITIONS.
For the purposes of this Article V only:
1. A “person” shall mean an individual, a Group Acting in Concert, a corporation, a partnership, an association, a joint stock company, a trust, a business trust, a government or political subdivision, any unincorporated organization, or any other association or entity.
2. “Interested Stockholder” shall mean any person who or which:
2A. is the beneficial owner, directly or indirectly, of 15% or more of the voting power of the then outstanding shares of Voting Stock; or
2B. is an Affiliate of the Corporation and at any time within the two year period immediately prior to and including the date in question was the beneficial owner, directly or indirectly, of 15% or more of the voting power of the then outstanding shares of Voting Stock; or
2C. is an assignee of or has otherwise succeeded to the beneficial ownership of any shares of Voting Stock which were at any time within the two year period immediately prior to and including the date in question beneficially owned by any Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933 (or any subsequent provisions replacing such Act or the rules and regulations promulgated thereunder) and such assignment or succession was not approved by a majority of the Continuing Directors;

provided, however, that the term “Interested Stockholder” shall not include (a) the Corporation; (b) any Subsidiary of the Corporation; (c) any person, directly or indirectly, owning of record or beneficially 100% of the issued and outstanding capital stock of the Corporation (other than directors’ qualifying shares, if any); (d) any employee benefit plan or compensation arrangement of the Corporation or any Subsidiary of the Corporation; (e) any person holding shares of voting Stock organized, appointed or established by the Corporation or any Subsidiary for or pursuant to the terms of any such employee benefit plan or compensation arrangement; or (f) any Grandfathered Person unless such Grandfathered Person becomes, after the closing of the initial public offering of shares of common stock of the Corporation, the beneficial owner of more than the Grandfathered Percentage of the Voting Stock then outstanding. Any Grandfathered Person who becomes, after the close of business on the date of the closing of the initial public offering of shares of common stock of the Corporation, the beneficial owner of less than 15% of the voting power of the then outstanding shares of Voting Stock shall cease to be a Grandfathered Person.
Notwithstanding the foregoing, no person shall become an “Interested Stockholder” as the result of an acquisition of Voting Stock by the Corporation which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such person to 15% (or, if applicable, the Grandfathered Percentage with respect to such person) or more of the voting power of the then outstanding shares of Voting Stock; provided, however, that if a person shall become the beneficial owner of 15% (or, if applicable, the Grandfathered Percentage with respect to such person) or more of the voting power of the then outstanding shares of Voting Stock by reason of share purchases by the Corporation and shall, after such share purchases by the Corporation, become the beneficial owner of any additional shares of Voting Stock of the Corporation (other than any shares of Voting Stock issued to such person as a result of a stock dividend, stock split, reclassification, recapitalization, or other similar transaction involving the issuance of shares of Voting Stock on a pro rata basis to all holders of voting Stock), then such person shall be deemed to be an “Interested Stockholder” if immediately thereafter the voting power of the shares of Voting Stock beneficially owned by such person equals or exceeds 15% (or in the case of a Grandfathered Person, the Grandfathered Percentage with respect to such person)) or more of the voting power of all of the shares of Voting Stock then outstanding.
3. A person shall be deemed the “beneficial owner” of, and shall be deemed to beneficially own, any Voting Stock:
3A. which such person or any of such person’s Affiliates or Associates, directly or indirectly, beneficially owns (as determined pursuant to Rule 13d¬3 of the Rules and Regulations promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “1934 Act”)); or
3B. which such person or any of its Affiliates or Associates, directly or indirectly, has or shares with respect to the Voting Stock (a) the right to acquire, or direct the acquisition of  (whether such right is exercisable immediately, or only after the passage of time or upon the satisfaction of any conditions, or both), such Voting Stock pursuant to any agreement, arrangement, understanding or otherwise (whether or not in writing) (other than customary arrangements with and between underwriters and selling group members with respect to a bona fide public offering of securities) or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the “beneficial owner” of, or to “beneficially own,” securities tendered pursuant to a tender or exchange offer made by or on behalf of such person or any of such person’s Affiliates or Associates until such tendered securities are accepted for purchase or exchange, (b) the right to vote, or to direct the voting of, such Voting Stock pursuant to any agreement, arrangement, understanding or otherwise (whether or not in writing) (provided that a person shall not be deemed to be the beneficial owner of any securities if the agreement, arrangement or understanding to vote such security arises solely from a revocable proxy given in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the Rules and Regulations promulgated under the 1934 Act and is not also then reportable by such person on Schedule 13D under the 1934 Act (or any comparable or successor report)), or (c) the right to dispose of, or to direct the disposition of, such Voting Stock pursuant to any agreement, arrangement, understanding or otherwise (whether or not in writing) (other than customary arrangement with and between underwriters and selling group members with respect to a bona fide public offering of securities ); or

3C. which is beneficially owned, directly or indirectly, by any other person (or any Affiliate or Associate thereof) with which such person or any of such person’s Affiliates or Associates has any agreement, arrangement, understanding or otherwise (whether or not in writing) (other than customary arrangements with and between underwriters and selling group members with respect to a bona fide public offering of securities) for the purpose of acquiring, holding, voting (except pursuant to a revocable proxy described in Subparagraph 3B above) or disposing of any shares of Voting Stock.
provided, however, that (1) no person engaged in business as an underwriter of securities shall be deemed the beneficial owner of any securities acquired through such person’s participation as an underwriter in good faith in a firm commitment underwriting until the expiration of 40 days after the date of such acquisition and (2) no person who is a director or an officer of the Corporation shall be deemed, solely as a result of his or her participation as director or officer of the Corporation, the beneficial owner of any securities of the Corporation that are beneficially owned by any other director or officer of the Corporation.
3D. Notwithstanding anything in the definition of beneficial owner to the contrary, the phrase “then outstanding,” when used with reference to a person’s beneficial ownership of securities of the Corporation, shall mean the number of such securities then issued and outstanding together with the number of such securities not then actually issued and outstanding which such person would be deemed to own beneficially hereunder.
3E. “Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 f the General Rules and Regulations under the 1934 Act (or any subsequent provisions replacing the 1934 Act or the rules and regulations promulgated thereunder); PROVIDED, HOWEVER, that no person who is a director or officer of the Corporation shall be deemed an Affiliate or Associate of any other director or officer of the Corporation solely as a result of his or her position as a director or officer of the Corporation.
3F. “Subsidiary” means any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Corporation; provided, however, that for the purposes of the definition of Interested Stockholder set forth in Paragraph 2 of this Part C, the term “Subsidiary” shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Corporation.
3G. “Continuing Director” means (i) any member of the Board of Directors of the Corporation who is not an Interested Stockholder of an Affiliate or Associate of an Interested Stockholder and was a member of the Board of Directors prior to the time that the interested Stockholder became an Interested Stockholder, and (ii) any person who subsequently becomes a member of the Corporation’s Board of Directors who is not an Associate or Affiliate of an Interested Stockholder and is recommended or approved by the affirmative vote of a majority of the Continuing Directors.
3H. “Fair Market Value” means:
(1) in the case of stock, the highest closing sale price during the 30-day period immediately prior to and including the date in question of a share of such stock on the principal United States securities exchange registered under the 1934 Act (or any subsequent provisions replacing such Act or rules or regulations promulgated thereunder) on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period immediately prior to and including the date in question on the National Association of Securities Dealers Automated Quotation System or any comparable value system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by the affirmative vote of a majority of the Continuing Directors of the Board of Directors in good faith; and
(2) in the case of property other than cash or stock, the fair market value of such property on the date in question is determined by an affirmative vote of a majority of the Continuing Directors of the Board of Directors in good faith.

3I. “Group Acting in Concert” shall mean persons seeking to combine or pool their voting or other interests in the securities of the Corporation for a common purpose, pursuant to any contract, understanding or relationship, agreement or other arrangement, whether written, oral or otherwise, or any “group of persons” as defined under Section 13(d) of the 1934 Act (or any subsequent provisions replacing such Act or rules or regulations promulgated thereunder). When persons act together for any such purpose, their group is deemed to have acquired their stock.
3J. In the event of any Business Combination in which the Corporation survives, the phrase “consideration other than cash to be received” as used in this Article V shall include the shares of common stock and/or the shares of any other class of outstanding Voting Stock retained by the holders of such shares.
3K. “Voting Stock” shall mean the outstanding shares of capital stock of the Corporation entitled, at the time, to vote generally in the election of Directors.
3L. “Grandfathered Percentage” shall mean, with respect to any Grandfathered Person, the percentage of the voting power of the then outstanding shares of Voting Stock that such Grandfathered Person beneficially owns as of the close business on the date of the closing of the initial public offering of shares of common stock of the Corporation in the fall of 1993 plus an additional two (2) percentage points; provided, however, that in the event the underwriters exercise their overallotment option in connection with this initial public offering of shares of common stock, the Grandfathered Percentage shall, from and after the closing of such overallotment option, mean, with respect to any Grandfathered Person, the percentage of the voting power of the then outstanding shares of Voting Stock that such Grandfathered Person beneficially owns as of the close of business on the date of the closing of the overallotment option plus an additional two (2) percentage points; and provided, further, that, in the event of any Grandfathered Person shall sell, transfer or otherwise dispose of any outstanding shares of Voting Stock after the close of business on the date of the closing of the initial public offering of the Corporation’s common stock in the fall of 1993, the Grandfathered Percentage shall, subsequent to such sale, transfer or disposition, mean, with respect to such Grandfathered Person, the lesser of  (i) the Grandfathered Percentage as in effect immediately prior to such sale, transfer, or disposition or (ii) the percentage of the voting power of the then outstanding shares of Voting Stock that such Grandfathered Person beneficially owns immediately following such sale, transfer or disposition plus an additional two (2) percentage points.
3M. “Grandfathered Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, is, as of the close of business on the date of the closing of the initial public offering of shares of common stock of the Corporation in the fall of 1993, the beneficial owner of 15% or more of the voting power of the then outstanding Voting Stock at such time.
3N. The term “voting power” shall mean, with respect to each outstanding share of capital stock of the Corporation, the number of votes of which a holder of such share shall be entitled, at the time, to vote generally in the election of the Directors.
PART D. POWERS OF THE BOARD OF DIRECTORS.
A majority of the Directors of the Corporation, unless there is an Interested Stockholder, in which case a majority of the Continuing Directors then in office, shall have the power to determine for the purposes of this Article V, on the basis of information known to them after reasonable inquiry, (i) whether a person is an Interested Stockholder, (ii) the number or percentage of shares of Voting Stock or other equity securities beneficially owned by any person, (iii) whether a person is an Affiliate or Associate of, or is affiliated or associated with, another person, (iv) whether the assets which are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Corporation or any Subsidiary in any Business Combination, has, an aggregate Fair Market Value of $5,000,000 or more, (v) whether the requirements of Part B of this Article V have been met with respect to any Business Combination, and (vi) any other matters of interpretation arising under this Article V. The good faith determination by the affirmative vote of a majority of the Directors, or, if there is an Interested Stockholder, by the affirmative vote of a majority of the Continuing Directors then in office, on such matters shall be conclusive and binding for all purposes of this Article V.

PART E. NO EFFECT ON FIDUCIARY OBLIGATIONS OF INTERESTED STOCKHOLDERS.
Nothing contained in this Article V shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.
ARTICLE VI.
STOCKHOLDER ACTION
Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders or by a consent in writing signed by the holders of shares of capital stock of the Corporation representing a majority of the total votes eligible to be cast by stockholders with respect to such action at a duly constituted meeting of stockholders called expressly for such purpose. Except as otherwise required by law, special meetings of the stockholders of the Corporation may be called only by (i) the Board of Directors pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office, (ii) the Chairman of the Board, if one is elected, (iii) the President or (iv) holders of shares of capital stock of the Corporation representing a majority of the total votes eligible to be cast by holders of shares of capital stock of the Corporation. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation, unless otherwise provided by law. Advance notice of any matters which stockholders intend to propose for action at an annual meeting shall be given in the manner provided in the By-Laws.
ARTICLE VII.
DIRECTORS
1. GENERAL.   All power of the Corporation shall be exercised by or under the direction of the Board of Directors except as otherwise provided herein or required by law.
2. ELECTION OF DIRECTORS.   Election of Directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.
3. NUMBER, ELECTION AND TERMS.
3A. Except as otherwise fixed pursuant to the provisions of Article IV hereof relating to the rights of the holders of any class or series of preferred stock to elect Directors, the number of Directors of the Corporation shall be fixed exclusively by resolution duly adopted from time to time by the affirmative vote of at least two-thirds of the Board of Directors. The Directors, other than those who may be elected by the holders of any class or series of preferred stock, shall be classified, with respect to the time for which they severally hold office, into two classes, as nearly equal in number as possible as determined by the Board of Directors, with one class to be elected annually.
3B. At each annual meeting of the stockholders of the Corporation, Directors elected to succeed those whose terms are expiring at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the second year following the year of their election and until their respective successors are duly elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.
4. STOCKHOLDER NOMINATIONS OF DIRECTOR CANDIDATES.   Except as otherwise fixed pursuant to the provisions of Article IV hereof relating to the rights of the holders of any class of series of preferred stock to elect Directors, advance notice of nominations for the election of Directors, other than by the Board of Directors or a committee thereof, shall be given in the manner provided in the By-Laws.
5. VACANCIES AND NEWLY CREATED DIRECTORSHIPS.   Except as otherwise fixed pursuant to the provisions of Article IV hereof relating to the rights of the holders of any class or series of preferred stock to elect Directors, any vacancy occurring in the Board of Directors, including any vacancy created by reason of a newly created directorship resulting in an increase in the number of directors or any vacancy resulting from death, resignation, disqualification, removal or other causes, shall be filled solely by the affirmative vote of a majority of the remaining Directors then in office, if a quorum is present;

provided, however, that, if there is an Interested Stockholder at the time of such vote, the filling of such vacancy shall also require the affirmative vote of a majority of the Continuing Directors then in office. Notwithstanding anything contained herein to the contrary, any Director that voluntarily leaves office may vote on his or her replacement. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified. When the number of Directors is increased or decreased, the Board of Directors shall determine the class or classes to which the increased or decreased number of Directors shall be apportioned. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.
6. REMOVAL.   Except as otherwise fixed pursuant to the provisions of Article IV hereof relating to the rights of the holders of any class or series of preferred stock to elect Directors, any Director (including persons elected by Directors to fill vacancies in the Board of Directors) may be removed from office only with cause and by the affirmative vote of at least two-thirds of the total votes which would be eligible to be cast by stockholders in the election of such Director at a duly constituted meeting of stockholders called expressly for such purpose. A Director may not be removed from office without cause. At least 30 days prior to any meeting of stockholders at which it is proposed that any Director be removed from office, written notice shall be sent to the Director whose removal will be considered at the meeting.
ARTICLE VIII.
LIMITATION OF LIABILITY
A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware or (iv) for any transaction from which the Director derived an improper personal benefit. If the General Corporation Law of Delaware is amended after the Effective Time to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware, as so amended.
The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor of the Corporation. The indemnification provided herein shall inure to the benefit of the heirs, executors and administrators of each person referred to in the immediately preceding sentence.
Any repeal or modification of this Article VIII (i) by the stockholders of the Corporation or (ii) by an amendment to the General Corporation Law of Delaware shall not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a person that serves or formerly served as a director or officer of the Corporation or any predecessor of the Corporation or at any other enterprise as a director or officer at the request of the Corporation or any predecessor of the Corporation.
ARTICLE IX.
AMENDMENT OF BY-LAWS
The Board of Directors shall have the power to adopt, alter, amend and repeal the By-Laws of the Corporation. Any By-Laws of the Corporation adopted by the Directors under the powers conferred hereby may be altered, amended or repealed by the Directors or the stockholders. Notwithstanding the foregoing or any other provisions of this Restated Certificate or the By-Laws of the Corporation to the contrary, such action by the Board of Directors shall require the affirmative vote of at least two-thirds of the Directors then in office. Notwithstanding the foregoing or any other provisions of this Restated Certificate or the By-Laws of the Corporation to the contrary, any action by the stockholders to alter, amend or repeal the By-Laws of the Corporation shall require the affirmative vote of at least two-thirds of the total votes eligible to be cast by stockholders with respect to such alteration, amendment or repeal, voting together as a single class, at a duly constituted meeting of stockholders called expressly for such purpose.
ARTICLE X.
AMENDMENT OF RESTATED CERTIFICATE
The Corporation reserves the right to repeal, alter or amend this Restated Certificate in the manner now or hereafter prescribed by statute and this Restated Certificate, and all rights conferred upon stockholders herein are granted subject to this reservation. No repeal, alteration or amendment of this Restated Certificate shall be made unless the same is first approved by the Board of Directors of the Corporation pursuant to a resolution adopted by the affirmative vote of a majority of the Directors then in office, and thereafter approved by the stockholders.
ARTICLE XI.
RESTRICTED INVESTORS; RESTRICTIONS ON ISSUANCE AND TRANSFER
In order to preserve the rights of Turning Point Brands, Inc. (“Turning Point”) or any Article XI Subsidiary (as hereinafter defined) to distribute certain products pursuant to the Distribution Agreements (as hereinafter defined), Restricted Investors (as hereinafter defined) shall not own (whether of record or beneficially) more than the Permitted Percentage of any class of capital stock of the Corporation at any time outstanding, and the provisions contained in this Article XI shall apply to the extent necessary to prevent the loss by Turning Point or any Article XI Subsidiary of such rights. The Board of Directors (or any duly constituted committee thereof) is specifically authorized to make all such reasonable determinations as shall be necessary to implement the provisions of this Article XI set forth below.
1. DEFINED TERMS.   For the purposes of this Article XI, the following terms shall have the following meanings:
1A. “Article XI Fair Market Value” shall mean the average Market Price of one share of the applicable class of capital stock of the Corporation for the 30 consecutive trading days next preceding the date of determination. The “Market Price” for a particular day shall mean (i) the last reported sales price, regular way, or, in case no sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in either case as reported on the New York Stock Exchange, Inc. (“NYSE”) composite tape; and (ii) if the applicable class of capital stock of the Corporation is not then listed or admitted to unlisted trading privileges on the NYSE, as reported on the consolidated reporting system of the principal national securities exchange (then registered as such pursuant to Section 6 of the Securities Exchange Act of 1934, as amended) on which the applicable class of capital stock of the Corporation is then listed or admitted to unlisted trading privileges; and (iii) if the applicable class of capital stock of the Corporation is not then listed or admitted to unlisted trading privileges on the NYSE or any national securities exchange, as included for quotation through the National Association of Securities Dealers, Inc. Automated Quotation (“NASDAQ”) National Market System; and (iv) if the applicable class of capital stock of the Corporation is not then listed or admitted to unlisted trading privileges on the NYSE or on any national securities exchange, and is not then included for quotation through the NASDAQ National Market System, (x) the average of the closing “bid” and “asked” prices on such day in the over-the-counter market as reported by NASDAQ or, (y) if  “bid” and “asked” prices for the applicable class of capital stock of the Corporation on such day shall not have been reported on NASDAQ, the average of the “bid” and “asked” prices for such day as furnished by any NYSE member firm regularly making a market in and for the applicable class of capital stock of the Corporation. If the applicable class of capital stock of the Corporation ceases to be publicly traded, the Article XI Fair Market Value thereof shall mean the fair value of one share of the applicable class of capital stock of the Corporation as determined in good faith by the Board of Directors, which determination shall be conclusive.

1B. “Article XI Subsidiary” shall mean any person 50% or more of whose Equity Interests are owned, directly or indirectly, by Turning Point.
1C. “Bollore” shall mean Bollore Technologies, S.A., a corporation organized under the laws of the Republic of France.
1D. “Bollore Competitor” shall mean any person that directly or indirectly manufactures, sells, markets, distributes or otherwise promotes cigarette paper booklets, filter tubes, injector machines or filter tips in the Territory.
1E. “Distribution Agreements” shall mean the Amended and Restated Distribution and License Agreements dated as of November 30, 1992 between Bollore and North Atlantic Operating Corporation, Inc., a Delaware corporation and subsidiary of Turning Point, relating to (i) the United States and (ii) Canada, each as amended by a Restated Amendment dated June 25, 1997 and Amendments dated respectively October 22, 1997, October 7, 1999, October 20, 1999, June 19, 2002, February 28, 2005 and April 20, 2006, and the License and Distribution Agreement, dated March 19, 2013, between Bollore and North Atlantic Operating Corporation, Inc., in each case as so amended and as may hereafter be amended, modified or superseded, and any other related agreements between or among such parties.
1F. “Equity Interest” means the ownership of any class of equity security of a person (whether common or preferred and whether voting or non-voting), any security that is convertible into any class of equity security of a person (including, but not limited to any warrant, option, convertible note or contract right to acquire any equity security) or any partnership or other equity ownership interest in a person.
1G. “Permitted Percentage” shall mean 14.9%.
1H. “Redemption Securities” shall mean interest bearing promissory notes of the Corporation with a maturity of not more than 10 years from the date of issue and bearing interest and having such other payment terms designed to ensure, in the Corporation’s determination, that the discounted present value of such promissory notes at the date of issuance is substantially equivalent to the Redemption Price (as hereinafter defined) as if paid in cash.
1I. “Restricted Investor” means (i) any Bollore Competitor, (ii) any person that owns more than a 20% Equity Interest in any Bollore Competitor, or (iii) any person who serves as a director or officer of, or any person that has the right to appoint an officer or director of, any Bollore Competitor or of any person that owns more than a 20% Equity Interest in any Bollore Competitor.
1J. “Territory” means the United States, the District of Columbia, the territories, possessions and military bases of the United States and the Dominion of Canada.
2. RESTRICTIONS ON ISSUANCE AND TRANSFER.   Any purported issuance (including upon the exercise, conversion or exchange of any securities of the Corporation) or transfer of any shares of any class of capital stock of the Corporation that would result in the ownership by any Restricted Investor, in the aggregate, of a percentage of the outstanding shares of such class of capital stock in excess of the Permitted Percentage shall, to the fullest extent permitted by applicable law and for so long as such excess exists, be ineffective as against the Corporation, and neither the Corporation nor its transfer agent shall register such purported transfer or issuance on the stock transfer records of the Corporation, and neither the Corporation nor its transfer agent shall be required to recognize the purported transferee or owner as a stockholder of the Corporation for any purpose whatsoever, except to the extent necessary to effect a further transfer to a person who is not a Restricted Investor and for purposes of effecting any remedy available to the Corporation, in each case consistent with the policy and provisions of this Article XI.
3. NO VOTING RIGHTS; TEMPORARILY WITHHOLDING PAYMENTS OF DIVIDENDS AND OTHER DISTRIBUTIONS.   If on any date (including any record date) ownership by any Restricted Investor (including ownership resulting from the exercise, conversion or exchange of securities of the Corporation), in the aggregate, of the outstanding capital stock of any class of the Corporation exceeds the Permitted Percentage, the Corporation shall determine in the manner prescribed below, which shares owned by such Restricted Investor constitute such excess (the “Excess Shares”), and the Excess Shares shall

(so long as such excess exists) not have any voting rights, and the Corporation may (so long as such excess exists) temporarily withhold the payment of dividends and the sharing in any other distribution (upon liquidation or otherwise) in respect of the Excess Shares; provided, however, that any such dividend or distribution shall be set aside for payment to the owners of the Excess Shares when such shares are no longer owned by a Restricted Investor. The determination of those shares that constitute Excess Shares shall be made solely by reference to the date or dates on which such shares were acquired by a Restricted Investor (which, in the event such shares were acquired upon the exercise, conversion or exchange of securities, shall be deemed to be the date of such exercise, conversion or exchange), starting with the most recent acquisition of shares of capital stock by a Restricted Investor and including, in reverse chronological order of acquisition, all other acquisitions of shares of capital stock by the Restricted Investor from and after the acquisition of those shares of capital stock by the Restricted Investor that first caused the Permitted Percentage to be exceeded, the determination by the Corporation as to those shares that constitute Excess Shares shall, be determined by reference to bona fide records maintained by the Corporation’s transfer agent and shall be conclusive and binding on the Restricted Investor in all respects.
4. REDEMPTION OF STOCK.   Excess Shares shall be subject to redemption by the Corporation (by action of the Board of Directors, in its discretion) to the extent necessary to reduce the aggregate number of shares of such capital stock owned by Restricted Investors to the Permitted Percentage. The terms and conditions of such redemption shall be as follows:
4A. the per share redemption price to be paid for the Excess Shares (the “Redemption Price”) shall be the sum of  (i) the Article XI Fair Market Value of such shares of capital stock plus (ii) an amount equal to the amount of any dividend or distribution declared in respect of such shares prior to the date on which such shares are called for redemption and which amount has been withheld by the Corporation pursuant to paragraph 3 of this Article XI;
4B. the Redemption Price shall be paid either in cash (by bank or cashier’s check) or by the issuance of Redemption Securities, as determined by the Board of Directors, in its discretion;
4C. the Excess Shares to be redeemed shall be selected in the same manner as provided in paragraph 3 of this Article XI and shall not exceed the number necessary to reduce the percentage of shares of capital stock owned by the Restricted Investor, in the aggregate, to the Permitted Percentage; provided that the Corporation may adjust upward to the nearest whole share the number of shares to be redeemed so as not to be required to redeem or issue fractional shares;
4D. written notice of the date of redemption (the “Redemption Date”) together with a letter of transmittal to accompany certificates evidencing shares of stock which are surrendered for redemption (if any) shall be given either by hand delivery or by overnight courier service first class mail, postage prepaid, to each holder of record of the selected shares to be redeemed, at such holder’s last known address as the same appears on the stock register of the Corporation (unless such notice is waived in writing by any such holders) (the “Redemption Notice”);
4E. the Redemption Date (for purposes of determining right, title and interest in and to shares of capital stock being selected for redemption) shall be the later of  (i) the date specified as the redemption date in the Redemption Notice given to holders (which date shall not be earlier than the date such notice is given) or (ii) the date on which the funds or Redemption Securities necessary to effect the redemption have been irrevocably deposited in trust for the benefit of such holders;
4F. each Redemption Notice shall specify (i) the Redemption Date (as determined pursuant to clause 4E of this paragraph 4 of this Article XI), (ii) the number of shares of capital stock to be redeemed from such holder (and the certificate number(s) evidencing such shares, if such shares are certificated), (iii) the Redemption Price and the manner of payment thereof, (iv) the place where certificates for such shares (if any) are to be surrendered for cancellation against the simultaneous payment of the Redemption Price, (v) any instructions as to the endorsement or assignment for transfer of such certificates (if any) and the completion of the accompanying letter of transmittal; and (vi) the fact that all right, title and interest in respect of the shares so selected for redemption (including, without limitation, voting and dividend rights) shall cease and terminate on the Redemption Date, except for the right to receive the Redemption Price;

4G. from and after the Redemption Date, all right, title and interest in respect of the shares selected for redemption (including, without limitation, voting and dividend rights) shall cease and terminate, such shares shall no longer be deemed to be outstanding (and may either be retired or held by the Corporation as treasury stock) and the owners of such shares shall thereafter be entitled only to receive the Redemption Price; and
4H. upon surrender of the certificates for any shares so redeemed in accordance with the requirements of the Redemption Notice (if any) and accompanying letter of transmittal (and otherwise in proper form for transfer as specified in the Redemption Notice), the owner of such shares shall be entitled to payment of the Redemption Price. In case fewer than all the shares represented by any such certificate are redeemed, a new certificate (or certificates) shall be issued representing the shares not redeemed without cost to the holder thereof.
5. CERTIFICATION REQUIREMENTS.   To the extent necessary to enable the Corporation to determine the percentage of the outstanding capital stock of any class owned by Restricted Investors, the Corporation may require that record or beneficial owners of shares of stock confirm whether or not they are Restricted Investors (by submitting such documentary and other evidence thereof as the Corporation may reasonably require or request) and may, in the discretion of the Board of Directors, temporarily withhold and deposit into escrow dividends payable to, any such record holder and owner until adequate confirmation is received. The Board of Directors is authorized to take all such other ministerial acts and to make such interpretations as it may deem necessary or advisable to effectuate the policy and provisions of this Article XI.
6. SEVERABILITY.   Each provision of this Article XI is intended to be severable from every other provision. If any one or more of the provisions contained in this Article XI is held by a court or similar body of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of any other provision of this Article XI shall not be affected, and this Article XI shall be construed as if the provisions held to be invalid, illegal or unenforceable had never been contained therein.

Appendix C
November 25, 2016
Special Committee of the Board of Directors (the “Committee”)
and
Board of Directors (the “Board”)
Special Diversified Opportunities, Inc.
1521 Concord Pike, Suite 301
Wilmington, Delaware 19803
Members of the Committee and the Board:
You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio (as defined below) to Special Diversified Opportunities, Inc. (the “Company”) pursuant to the Contribution and Exchange Agreement, dated as of November 25, 2016 (the “Agreement”), among the Company, Standard General Master Fund L.P. (“SG Master Fund”), P Standard General Ltd. (“PSG”) and Standard General Focus Fund L.P. (“SG Focus Fund” and, collectively with SG Master Fund and PSG, the “SG Parties”). Pursuant to the Agreement and on the terms and subject to the conditions set forth therein (i) immediately prior to the Closing, the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) will be reclassified such that every ten (10) shares of Company Common Stock will be reclassified into one (1) share of a new class of common stock, par value $0.01 per share (the “Class A Common Stock”), of the Company, (ii) at the Closing, the SG Parties will contribute (or cause to be contributed) shares of voting common stock, par value $0.01 per share (the “Turning Point Common Stock”) of Turning Point Brands, Inc. (“Turning Point”) in exchange for a number of newly-issued shares of Class A Common Stock equal to (x) the number of shares of Turning Point Common Stock so contributed multiplied by (y) the Exchange Ratio, and (iii) immediately following the Closing, the Company will distribute a dividend of one share of newly-authorized class B common stock, par value $0.01 per share, of the Company for each outstanding share of Class A Common Stock. The terms and condition of the transactions contemplated by the Agreement (the “Transactions”) are set forth more fully in the Agreement. As used herein, the “Exchange Ratio” is equal to the lesser of  (a) the 30-Day Trailing Turning Point VWAP divided by the Pro Forma Book Value Per Share of the Company or (b) the 30-Day Trailing Turning Point VWAP divided by the 30-Day Trailing Company VWAP. Capitalized terms used but not defined in this letter shall have the meaning set forth in the Agreement.
EP Securities LLC is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions and other transactions for corporate and other purposes. We have acted as financial advisor to the Committee in connection with the Committee’s consideration of the Transactions and have participated in certain of the negotiations leading to the Transactions. We have received fees and we expect to receive additional fees for our services in connection with the Transactions, and the Company has agreed to reimburse certain of our expenses and indemnify us against certain liabilities arising out of our engagement. We will also receive a fee in connection with the delivery of this opinion. We may provide investment banking services to the Company in the future, in connection with which we may receive compensation. We have not previously worked on behalf of any of the parties to this Transaction.

Special Committee of the Board of DirectorsNovember 25, 2016
Special Diversified Opportunities, Inc.

In connection with this opinion, we have reviewed, among other things, the Agreement, annual reports to stockholders and Annual Reports on Form 10-K of the Company for the three years ended December 31, 2015; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Turning Point; the Registration Statement on Form S-1 filed by Turning Point (Registration No. 333-207816), including its prospectus included therein dated May 10, 2016, certain other communications from the Company and Turning Point to their respective stockholders and certain internal financial analyses and forecasts for the Company prepared by its management, as reviewed and approved for use in connection with this opinion by the management of the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, which we assume have been reasonably prepared by the management of the Company on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company. Turning Point has not provided us with any non-public information, and therefore, this opinion was prepared without the benefit of any non-public information regarding Turning Point. Accordingly, with the Committee’s and the Board’s approval, all financial analyses regarding Turning Point were based exclusively on publicly-available information, the accuracy of which was assumed and which we took no independent steps to verify. We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the financial terms of recent business combinations in the “other tobacco products” industry specifically and other industries generally, and performed such other studies and analyses, and considered such other factors, as we consider appropriate. We did not attribute any particular weight to any analysis or factor we considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, our analyses must be considered as a whole.
We have relied, without independent verification, upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us (including without limitation the representations and warranties contained in the Agreement) and have assumed such accuracy and completeness for purposes of rendering this opinion. We did not independently verify the accuracy or completeness of any such information, nor will we do so in the future, and we did not and do not assume any responsibility for doing so. We express no view with respect to the information and data or other assumptions on which they were based. There are significant risks involved in achieving such financial projections, and such projections may not be achieved. Accordingly, we took that into account when preparing our analyses. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal, nor have we evaluated the solvency of any party to the Agreement under any state or federal laws relating to bankruptcy, insolvency or similar matters.
We have assumed, with your consent, that the Transactions will be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transactions. Our opinion, as set forth herein, relates to the fairness of the Exchange Ratio. We express no view as to the federal, state or local tax consequences of the Transactions.

Special Committee of the Board of DirectorsNovember 25, 2016
Special Diversified Opportunities, Inc.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, the relative merits of the Transactions as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We have not been asked to, nor do we, offer any opinion as to the material terms of the Agreement (other than the Exchange Ratio) or the form of the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature of any other aspect of any compensation to any officers, directors or employees of any parties to the Transactions, or any class of such persons. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Committee and the Board in connection with their consideration of the Transactions, and our opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act on any matters relating to the proposed Transactions. Our opinion may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without our prior written consent.
Based upon and subject to the foregoing and such other matters as we consider relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the Company.
Very truly yours,
EP Securities LLC / DSD
EP Securities LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers.
Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Registrant’s Fourth Amended and Restated Certificate of Incorporation provides that the directors of the Company shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty to the Registrant, except for liability (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violating of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Fourth Amended and Restated Certificate of Incorporation further provides that if the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Registrant shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.
Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.
The Registrant’s Amended and Restated Bylaws provide that, except with respect to a matter as to which an officer or director shall have been adjudicated in any action, suit or proceeding, civil or criminal, administrative or investigative, brought or threatened in or before any court, tribunal, administrative or legislative body or agency (a “Proceeding”), or any claim which could have been the subject of a Proceeding, not to have acted in good faith in the reasonable belief that the action of such person was in, or not opposed to, the best interests of the Registrant, the Registrant will to the maximum extent authorized under the General Corporation Law of the State of Delaware, indemnify and hold harmless any officer or director who against any and all liability fixed by a judgment, order, decree or award in a Proceeding, any amount reasonably paid in settlement of a Proceeding and any professional fees or other disbursements reasonably incurred in a Proceeding or in settlement of a Proceeding, including fines, ERISA excise taxes or penalties, or Expenses, incurred by such officer or director in connection with any Proceeding in which such officer or director is involved as a result of serving or having served (a) as an officer or director or employee of the Registrant, (b) as a director, officer or employee of any wholly-owned subsidiary of the Registrant, or (c) in any capacity with any other corporation, organization, partnership, joint venture, trust or other entity at the request or direction of the Registrant, including service with respect to employee or other benefit plans, and shall continue as to an officer or director who has ceased to be an officer or director and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Registrant shall indemnify any such officer or director seeking indemnification in connection with a Proceeding initiated by such officer or director only if such Proceeding was authorized by the board of directors of the Registrant.

The Registrant’s Amended and Restated Bylaws permit, but do not require, the Registrant to pay Expenses incurred in defending a Proceeding in advance of the final disposition of such Proceeding, upon receipt of an undertaking by the officer or director seeking indemnification to repay such payment if such officer or director shall be adjudicated or determined not to be entitled to indemnification under the Amended and Restated Bylaws.
The Registrant has purchased certain liability insurance for its officers and directors.
Item 21.   Exhibits and Financial Schedules.
(a)
Exhibits.

Reference is made to the Exhibit Index included herewith which is incorporated by reference.
(b)
Financial Statement Schedules.

All other schedules for which provisions are made in the applicable accounting regulations of the SEC are not required or are inapplicable and therefore have been omitted, or the required information has been disclosed in the financial statements which form a part of this registration statement and prospectus.
Item 22.   Undertakings.
The undersigned Registrant hereby undertakes:
(a)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)
That, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(e)
That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(f)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(g)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(h)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, State of Delaware, on May 1, 2017.
SPECIAL DIVERSIFIED OPPORTUNITIES INC.

By:	/s/ Kevin J. Bratton
Kevin J. Bratton
Chief Financial Officer and Corporate Secretary
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
SIGNATURE	TITLE	DATE
* Gregory H.A. Baxter	Chairman of the Board of Directors	May 1, 2017
/s/ Kevin J. Bratton Kevin J. Bratton	Chief Financial Officer and Corporate Secretary (Principal Executive, Financial and Accounting Officer)	May 1, 2017
* Ian Estus	Director	May 1, 2017
* Thomas J. Kelleher	Director	May 1, 2017
* David M. Wurzer	Director	May 1, 2017
* Wayne P. Yetter	Director	May 1, 2017
* Kenneth M. Young	Director	May 1, 2017
*
Kevin J. Bratton, by signing his name hereto, does hereby sign this document on behalf of each of the above-named directors of the registrant pursuant to the powers of attorney duly executed by such persons.

By: /s/ Kevin J. Bratton Kevin J. Bratton Attorney-in-fact

EXHIBIT INDEX
The following exhibits are included or incorporated by reference in this registration statement on Form S-4:
Exhibit Number	Description of Exhibits	Reference
2.1#	Contribution and Exchange Agreement, dated as of November 25, 2016, by and among Special Diversified Opportunities Inc., Standard General Master Fund L.P., P Standard General Ltd. and Standard General Focus Fund L.P. (also included as Appendix A to this proxy statement/prospectus)	(1)
2.2	First Amendment to Contribution and Exchange Agreement, dated as of January 25, 2017, by and among Special Diversified Opportunities Inc., Standard General Master Fund L.P., P Standard General Ltd. and Standard General Focus Fund L.P. (also included as Appendix A to this proxy statement/prospectus)	(2)
2.3	Second Amendment to Contribution and Exchange Agreement, dated as of April 5, 2017, by and among Special Diversified Opportunities Inc., Standard General Master Fund L.P., P Standard General Ltd. and Standard General Focus Fund L.P. (also included as Appendix A to this proxy statement/prospectus)	(3)
2.4	Stock Purchase Agreement, dated as of November 23, 2016, between Special Diversified Opportunities Inc. and Interboro LLC	(4)
2.5	Asset Purchase Agreement, dated as of November 4, 2016, between Standard Outdoor Southwest LLC and Metro Outdoor of Austin LLC	(5)
3.1	Fourth Amended and Restated Certificate of Incorporation of the Registrant	(6)
3.2	Amendment of Fourth Amended and Restated Certificate of Incorporation of the Registrant	(7)
3.3	Second Amended and Restated Bylaws of the Registrant	(8)
3.4	Form of Fifth Amended and Restated Certificate of Incorporation of the Registrant (also included as Appendix B to the proxy statement/prospectus)	(9)
4.1	Form of Registration Rights Agreement of the Registrant (also included as Exhibit D to Appendix A to the proxy statement/prospectus)	(10)
5.1	Opinion of Morgan, Lewis & Bockius LLP, regarding the validity of the securities	(11)
8.1	Opinion of Morgan, Lewis & Bockius LLP, regarding the material United States tax consequences of the actions contemplated under Proposals #1A, #1B, #1C and #1D and the subsequent dividend of one share of Class B Common Stock for each outstanding share of Class A Common Stock	(12)
10.1	Section 382 Rights Agreement, dated as of April 28, 2016, between Special Diversified Opportunities Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent.	(13)
10.2	1998 Employee Stock Purchase Plan*	(14)
10.3	2000 Stock Incentive Plan*	(15)
10.4	Strategic Diagnostics Inc. Change of Control Severance Agreement*	(16)
10.5	Form of Nonqualified Stock Option Agreement*	(17)
10.6	Form of Restricted Stock Grant Agreement*	(17)
10.7†	Separation Agreement and General Release, dated as of October 19, 2015, by and between Philip Blazek and the Company*	(18)
10.8	Form of Registration Rights Agreement of Turning Point Brands, Inc.	(19)
21	Subsidiaries of the Registrant	(20)
23.1	Consent of KPMG LLP, independent registered public accounting firm
23.2	Consent of RSM US LLP, independent registered public accounting firm

Exhibit Number	Description of Exhibits	Reference
23.3	Consent of BDO USA, LLP, independent registered public accounting firm
23.4	Consent of Morgan, Lewis & Bockius LLP (included in the opinion filed as Exhibit 5.1)	(11)
24	Power of Attorney (included on the signature pages to this registration statement)	(21)
99.1	Form of Special Diversified Opportunities Inc. Proxy Card	(22)
99.2	Form of Letter of Transmittal	(23)
99.3	Consent of EP Securities LLC, financial advisor to the Special Committee and board of directors	(24)
99.4	Consent of David Glazek to be named as a director of the Registrant upon completion of the Contribution and Exchange	(25)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

(1)
Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K, filed with the Commission on November 25, 2016.

(2)
Incorporated by reference to Exhibit 2.2 to the Registrant’s Form S-4, filed with the Commission on January 27, 2017.

(3)
Incorporated by reference to Exhibit 2.3 to the Registrant’s Amendment No. 1 to Form S-4, filed with the Commission on April 6, 2017.

(4)
Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K, filed with the Commission on November 25, 2016.

(5)
Incorporated by reference to Exhibit 2.4 to the Registrant’s Form S-4, filed with the Commission on January 27, 2017.

(6)
Incorporated by reference to the designated exhibit of the EnSys Registration Statement on Form S-4 (No. 333-17505) filed on December 9, 1996.

(7)
Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed with the Commission on July 15, 2013.

(8)
Incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K, filed with the Commission on July 15, 2013.

(9)
Incorporated by reference to Exhibit 3.4 to the Registrant’s Form S-4, filed with the Commission on January 27, 2017.

(10)
Incorporated by reference to Exhibit 4.1 to the Registrant’s Form S-4, filed with the Commission on January 27, 2017.

(11)
Incorporated by reference to Exhibit 5.1 to the Registrant’s Amendment No. 1 to Form S-4, filed with the Commission on April 6, 2017.

(12)
Incorporated by reference to Exhibit 8.1 to the Registrant’s Amendment No. 1 to Form S-4, filed with the Commission on April 6, 2017.

(13)
Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed with the Commission on October 16, 2014.

(14)
Incorporated by reference to the designated exhibit of the Registrant’s Registration Statement on Form S-8 (No. 333-68107) filed on November 30, 1998.

(15)
Incorporated by reference to Appendix A of the Registrant’s Definitive Proxy Statement filed with the Securities and Exchange Commission on March 24, 2004.

(16)
Incorporated by reference to the designated exhibit of the Registrant’s Form 10-Q for the fiscal quarter ended September 30, 2005.

(17)
Incorporated by reference to the designated exhibit of the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(18)
Incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

(19)
Incorporated by reference to Exhibit 4.6 to the Turning Point Brands, Inc. Registration Statement on Form S-1 (No. 333-207816) filed on November 24, 2015.

(20)
Incorporated by reference to Exhibit 21 to the Registrant’s Form S-4, filed with the Commission on January 27, 2017.

(21)
Incorporated by reference to Exhibit 24 to the Registrant’s Form S-4, filed with the Commission on January 27, 2017.

(22)
Incorporated by reference to Exhibit 99.1 to the Registrant’s Amendment No. 2 to Form S-4, filed with the Commission on April 25, 2017.

(23)
Incorporated by reference to Exhibit 99.2 to the Registrant’s Form S-4, filed with the Commission on January 27, 2017.

(24)
Incorporated by reference to Exhibit 99.3 to the Registrant’s Form S-4, filed with the Commission on January 27, 2017.

(25)
Incorporated by reference to Exhibit 99.4 to the Registrant’s Form S-4, filed with the Commission on January 27, 2017.

*
Management contracts or compensatory plans or arrangements required to be filed as exhibits to this Form S-4 by Item 601(b)(10)(iii) of Regulation S-K.

†
Confidential treatment has been granted for portions of this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

#
Schedules to the agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.